08001646

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Mondi Limited

*CURRENT ADDRESS: 44 Main Street
Johannesburg, South Africa 2001

**FORMER NAME: ____

**NEW ADDRESS: ____

PROCESSED
APR 04 2008
THOMSON FINANCIAL

FILE NO. 82- 35766 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS
DAT: 4/3/08

Mondi
Prospectus

ARIS
12-31-06

mondi

Mondi Limited and Mondi plc
Upfront Share Dealing Election Form

This service is only available to holders of less than 5,000 Anglo American plc ordinary shares in certificated form at 5.30pm on Friday, 25 May 2007

Account Number

This is the number of Anglo American plc ordinary shares held by you as at	
I/we wish to sell **ALL** the Mondi plc ordinary shares I/we receive in the Demerger (please mark 'X' in the box)	
I/we wish to sell **ALL** the Mondi Limited ordinary shares I/we receive in the Demerger (please mark 'X' in the box)	

I/We appoint Lloyds TSB Registrars as agent to arrange to sell the number of Mondi plc ordinary shares and/or Mondi Limited ordinary shares I/we receive in the Demerger in accordance with my/our elections above and the terms and conditions of the Dealing Facility for Mondi plc ordinary shares and Mondi Limited ordinary shares (which are contained in the Circular). I/We declare that I/we have the right to sell these shares, free from any liens, charges and other third party rights.

I/We authorise Lloyds TSB Registrars to execute any documentation and to take such other steps as may be necessary to give effect to the sale of the Mondi plc ordinary shares and/or Mondi Limited ordinary shares I/we receive in the Demerger in accordance with my/our elections above.

I/We hereby represent and warrant to Lloyds TSB Registrars that as at 5.30pm on Friday, 25 May 2007 I/we will hold less than 5,000 Anglo American plc ordinary shares in certificated form and I am/we are eligible to participate in the Dealing Facility.

This Upfront Share Dealing Election Form shall become effective at 5.00pm on Monday, 2 July 2007. If you do not return this Form, or make no election for one or either company, you will be deemed to have elected to retain the relevant shares.

Capitalised terms not defined herein shall have the meaning given to them in the prospectus dated Friday, 1 June 2007 which accompanies this Form.

Please sign here – all shareholders must sign.

Signature		Date		Tel no	
Signature		Date		Tel no	
Signature		Date		Tel no	
Signature		Date		Tel no	

A body corporate should execute this instruction under its common seal or otherwise in accordance with applicable statutory requirements.

This form must be received by Lloyds TSB Registrars at The Causeway, Worthing BN99 6DA no later than 4.30pm (London time) on Friday, 29 June 2007.

Printed by RR Donnelley 10095

Anglo American plc Extraordinary General Meeting

ANGLO AMERICAN

FORM OF PROXY

Shareholder's name(s) and address:

2040-006-4

Reference Number   Card ID   Account Number

Before completing this form, please read the notes below.

As a member(s) of Anglo American plc I/we wish to appoint another person(s) to vote on my/our behalf at the Extraordinary General Meeting of the above-named Company to be held at 20 Carlton House Terrace, London, SW1Y 5AN on Monday, 25 June 2007 at 4:00 pm and at any adjournment of that meeting. My/our proxy will be the Chairman of the Extraordinary General Meeting unless I/we write the name of another person in the box below.

Please leave this box blank if you are appointing the Chairman. Do not insert your own name(s).

Please indicate how you wish your proxy to vote by marking a cross in the appropriate box like this ☒

Resolutions	For	Against	Vote Withheld
1. To amend the Articles of Association (to allow a dividend *in specie*, the closure of the branch register and suspension of transfers between the principal register and branch register)*	☐	☐	☐
2. To approve the Demerger (including authorising the payment of a dividend *in specie*; approving the Demerger Agreement, the Indemnity Agreement and the Tax Agreement; and generally authorising the directors of the Company in connection with the Demerger)*	☐	☐	☐
3. To consolidate the Company's share capital*	☐	☐	☐
4. To approve the reduction of capital of Mondi plc*	☐	☐	☐
5. To approve the consolidation of Mondi plc's share capital*	☐	☐	☐
6. To authorise the Company to make market purchases of its shares*	☐	☐	☐

*special resolutions

Once completed, please post this card. You may, if you prefer, return this card in an envelope free of postage to Freepost SEA 9443, Lloyds TSB Registrars, The Causeway, Worthing BN99 6EF.

Please mark this box if signing on behalf of the shareholder as Power of Attorney, Receiver or Third Party and enclose authority. ☐

In the case of joint holders any one holder may sign. Companies should execute the form as a deed or under Power of Attorney.

Signature:

Date:

Notes

1. The text of the resolutions summarised above is set out in full in the Notice of Extraordinary General Meeting contained in the circular to shareholders (the "Circular"), which accompanies this form.
2. Shareholders are entitled to appoint another person to attend the meeting and vote on their behalf using this form of proxy. The proxy need not be a shareholder. You may still attend the meeting and vote even if you return the form of proxy.
3. If you do not indicate how you wish your proxy to vote the proxy will be entitled to exercise discretion as to how and whether to vote on any resolution.
4. Any alterations made to the form should be initialled.
5. In order to be valid, this form of proxy must be received by Lloyds TSB Registrars by no later than 4:00 pm on Saturday, 23 June 2007.
6. If you wish to vote via the internet, you can do so at www.sharevote.co.uk. You will require the Reference Number, Card ID and Account Number printed above.
7. CREST members who wish to to utilise the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual.
8. Capitalised terms used but not otherwise defined herein have the meanings given to them in the Circular, unless the context otherwise requires.

Printed by RR Donnelley 56923

RESPONSE Licence No.
SEA 9443

2

Lloyds TSB Registrars
The Causeway
Worthing
BN99 6EF

Prospectus dated 1 June 2007

This document comprises a prospectus relating to Mondi plc ("MPLC") and a prelisting statement relating to Mondi Limited ("MLTD") and has been prepared in accordance with the Prospectus Rules made under Section 73A of the Financial Services and Markets Act 2000 and the Listing Requirements (the "JSE Listings Requirements") of JSE Limited (the "JSE"), has been filed with the Financial Services Authority ("FSA") and has been made available to the public as required by section 3.2 of the Prospectus Rules and the JSE Listings Requirements. This document is not an invitation to the public to subscribe for Mondi Ordinary Shares but is issued for the purpose of providing information to the public with regard to the Mondi Group ("Mondi").

This document has been prepared in connection with the demerger of Mondi from Anglo American plc ("Anglo American") and, unless the context otherwise requires, assumes that the special resolutions proposed in connection with the Demerger which are set out in the Circular accompanying this document will be passed at the Anglo American Extraordinary General Meeting to be held on Monday 25 June 2007 and that the Demerger is effected. A more detailed description of the Demerger is set out in Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation".

Application has been made to the FSA for the MPLC Ordinary Shares to be admitted to the Official List and to the London Stock Exchange and for all of the MPLC Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The JSE has granted a secondary listing by way of introduction of the MPLC Ordinary Shares in the "Basic Resources – Forestry and Paper" sector of the JSE List under the abbreviated name "MONDIPLC", symbol "MNP" and ISIN GB00B1CRLC47. The JSE is also granting a primary listing to MLTD by way of an introduction of the MLTD Ordinary Shares, in the "Basic Resources – Forestry and Paper", sector of the JSE List under the abbreviated name "MONDILTD", symbol "MND" and ISIN ZAE000097051. If the Demerger proceeds as presently envisaged, it is expected that Admission will become effective and that unconditional dealings in the MPLC Ordinary Shares on the London Stock Exchange and the JSE, and in the MLTD Ordinary Shares on the JSE, will commence at 8.00 a.m. (UK time) and 9.00 a.m. (South African) time on Tuesday, 3 July 2007. All dealings in the Mondi Ordinary Shares before the commencement of unconditional dealings will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned.

MPLC Ordinary Shares and MLTD Ordinary Shares (together the "Mondi Ordinary Shares") will only be traded on the JSE as dematerialised shares and accordingly all Mondi Ordinary Shareholders who elect to hold certificated Mondi Ordinary Shares will have to dematerialise their certificated Mondi Ordinary Shares should they wish to trade on the JSE.

None of the MPLC Ordinary Shares, the MLTD Ordinary Shares or the New Anglo American Ordinary Shares will be, or is required to be, registered under the US Securities Act of 1933, as amended.

None of the MPLC Ordinary Shares, the MLTD Ordinary Shares or the New Anglo American Ordinary Shares referred to in this document have been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.

MPLC, MLTD and the Directors of each of MPLC and MLTD, whose names appear on page 19 of this document, collectively and individually accept responsibility for the information contained in this document. To the best of the knowledge and belief of MPLC, MLTD and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information and contains all information required by law and the JSE Listings Requirements.

No Mondi Ordinary Shares have been marketed to, nor are any available for purchase, in whole or in part, by the public in the United Kingdom, the Republic of South Africa or elsewhere in connection with Admission to the Official List of the FSA or to the JSE List. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in Mondi.

A list of the risk factors relating to Mondi and the Mondi Ordinary Shares is set out in Part II: "Risk Factors".

mondi

Mondi plc
(incorporated and registered in England and Wales under the Companies Act with registered number 6209386 and registered as an external company in South Africa on 22 May 2007 under registration number 2007/014903/10)

Mondi Limited
(incorporated and registered in the Republic of South Africa with registration number 1967/013038/06 Share Code: MND ISIN: ZAE000097051)

Prospectus

Introduction of up to:
(i) 369,627,980 MPLC Ordinary Shares of €0.20 each and admission to the Official List and the JSE List and to trading on the London Stock Exchange and the JSE; and
(ii) 147,851,192 MLTD Ordinary Shares of R0.20 each and admission to the JSE List and to trading on the JSE

Mondi Ordinary Share Capital upon Admission*

	Authorised		Expected maximum issued and fully paid or credited as fully paid	
	Number	Amount	Number	Amount
MPLC Ordinary Shares of €0.20 each	3,084,508,780	€616,901,756.00	369,627,980	€73,925,596.00
MLTD Ordinary Shares of R0.20 each	250,000,000	R50,000,000.00	147,851,192	R29,570,238.40

* This is an estimate based on the number of Anglo American Ordinary Shares in issue as at 25 May 2007.

This document is only available in English and copies thereof may be obtained during normal business hours from Friday, 1 June 2007 until Tuesday, 3 July 2007 from Mondi, Goldman Sachs International ("Goldman Sachs"), UBS Limited ("UBS") and UBS South Africa (Proprietary) Limited ("UBS South Africa") at their respective physical addresses which appear on page 19 of this document in the section entitled: "Directors, Secretaries, Registered and Head Offices and Advisers".

Registrar
South African Transfer Secretaries

Lloyds TSB Registrars
Link Market Services South Africa (Pty) Limited

Goldman Sachs and UBS are acting exclusively for Anglo American and Mondi and no one else in connection with the listing of the MPLC Ordinary Shares on the Official List of the FSA and on the London Stock Exchange and UBS South Africa is acting exclusively for Anglo American and Mondi and no one else in connection with the listing of the Mondi Ordinary Shares on the JSE List and they will not be responsible to anyone other than Anglo American and Mondi for providing the protections afforded to their respective clients or for providing advice in connection with the listing of the Mondi Ordinary Shares or the contents of this document.

The distribution of this document in jurisdictions other than the United Kingdom or the Republic of South Africa may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Joint UK Sponsors

Goldman Sachs International **UBS Limited**

JSE Sponsor
UBS South Africa (Proprietary) Limited

TABLE OF CONTENTS

PART I: SUMMARY

Prospectus Directive Warning

The summary information contained in this section is an introduction to this document only. Any decision to invest in Mondi Ordinary Shares should be based on consideration of this document as a whole by the investor and not just this summary. Under the Prospectus Directive (Directive 2003/71/EC) in each member state of the European Economic Area ("EEA"), civil liability for this summary, including any translation thereof, attaches to those persons responsible for the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with other parts of this document. If any claim is brought before a court relating to the information contained in this document, the investor who brings such a claim might, under the national legislation of the EEA member states, have to bear the costs of translating this document before the legal proceedings are initiated.

Overview

Mondi is an integrated paper and packaging group founded in South Africa. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. It is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexibles) and office paper. It also has paper merchant operations which focus on Austria and Emerging Europe and newsprint operations in South Africa, the UK and Russia.

Key Strengths

Mondi believes that, on average, it has performed better than its peers during the period from 2001 to 2006 on the basis of return on capital employed[1,2]. The Directors believe that the Group's key strengths include:

Strong market position

- Mondi has leading market positions in selected paper grades and packaging segments in Europe and South Africa.
- Mondi has positioned its operations to exploit opportunities in a number of emerging markets, with approximately 62 per cent of net segment assets in 2006 in emerging markets.

Strong asset base

- A number of Mondi's pulp and paper mills enjoy a favourable low-cost production advantage due to their geographic location in lower operating cost environments.
- Mondi has sought to build on its low-cost production advantage by focusing capital spent on expansion of sites located in lower-cost regions.
- As a vertically integrated paper and packaging company owning forestry operations and pulp mills, Mondi is well placed to ensure security of supply and reduce its exposure to price volatility.

Focus on performance

- Mondi has an experienced management team with a proven track record.
- Mondi has comprehensive business excellence programmes aimed at reducing costs and improving profitability.

---

[1] Based on the annual reports of Domtar, DS Smith, International Paper, Mead Westvaco, M-real, PCA, Portucel, Sappi, Smurfit-Stone, Stora Enso, Svenska Cellulosa Aktiebolaget, UPM and Weyerhaeuser and, in respect of Smurfit Kappa, the 2007 IPO prospectus and quarterly filings of Jefferson Smurfit Group.

[2] Return on capital employed (ROCE) is underlying profit including share of associates' net earnings divided by average capital employed.

- Mondi has a proven track record of mergers and acquisitions and their successful integration.
- Mondi is committed to closing or divesting sites it considers to be underperforming.

Strategy

The strategic focus of Mondi as an independent publicly traded group will be to add value through sustainable profit growth underpinned by a strong commitment to the key principles of sustainable development, including safeguarding the well-being of its employees and protecting the natural environment. In existing operations, its focus will be on maintaining and developing its cost advantages over its major competitors and achieving growth through a combination of its various business excellence initiatives, selected capital expenditures and the ongoing restructuring and/or disposal of underperforming assets.

A disciplined acquisition programme is intended to supplement this organic growth. Mondi is focused on expanding in emerging markets with low-cost positions based around sustainable lower-cost fibre resources in upstream paper and pulp production, and on acquisitions offering clear market and/or operational synergies with Mondi's existing businesses. In line with this strategy, the Group continues to review opportunities as they present themselves, although there can be no guarantee that any such opportunities will result in an acquisition.

Reasons for the Demerger

The Demerger reflects the strategic decision by Anglo American to simplify its portfolio of assets, with an increased focus on its controlled mining business. Recognising the different characteristics of Mondi's paper and packaging business and Anglo American's core mining business, Anglo American decided to establish Mondi as an independent business.

The Directors believe that the listings of Mondi on the London Stock Exchange and JSE will raise the profile and status of Mondi and will, in due course, provide more direct access to public sources of long-term finance.

Summary of the Demerger and the DLC Structure

If the Demerger becomes effective, Mondi will comprise an integrated corporate group established under the DLC Structure with "dual holding companies": MPLC, listed on the London Stock Exchange with a secondary listing on the JSE, and MLTD, listed on the JSE. Anglo American Shareholders will receive MPLC Ordinary Shares and MLTD Ordinary Shares (or MLTD Depositary Interests) and will continue to hold their Anglo American Ordinary Shares. Mondi and Anglo American will operate independently of each other as separately listed and publicly traded groups. The MPLC Ordinary Shares will represent 71.43 per cent of the Mondi Ordinary Shares and the MLTD Ordinary Shares will represent the remaining 28.57 per cent.

A number of steps are required to effect the Demerger and the creation of the DLC Structure, involving:

- a dividend *in specie* to Anglo American Shareholders to effect stage one of the Demerger, resulting in Anglo American Shareholders receiving MPLC Ordinary Shares (pro rata to their holdings in Anglo American);
- a reduction of capital of MPLC and transfer of MLTD Ordinary Shares to holders of MPLC Ordinary Shares;
- a share consolidation of MPLC Ordinary Shares received by Anglo American Shareholders; and
- various agreements and structures establishing the DLC Structure coming into effect.

As a result of the Demerger, subject to rounding down fractional entitlements, Anglo American Shareholders will receive:

for every 20 Existing Anglo American Ordinary Shares held	**5 MPLC Ordinary Shares and 2 MLTD Ordinary Shares or MLTD Depositary Interests**

Implementation of the Demerger and the DLC Structure is conditional (among other things) upon approval of the Demerger Resolutions by the Anglo American Shareholders at the Anglo American Extraordinary General Meeting.

Directors and Senior Management

Details of the Directors and Senior Management of each of MPLC and MLTD are set out below.

The Board of Directors

Name	Position
Sir John Parker	Joint Chairman (Non-executive Director)
Cyril Ramaphosa	Joint Chairman (Non-executive Director)
David Hathorn	Chief Executive Officer (Executive Director)
Paul Hollingworth	Chief Financial Officer (Executive Director)
David Williams	Senior Independent Non-executive Director
Colin Matthews	Independent Non-executive Director
Imogen Mkhize	Independent Non-executive Director
Anne Quinn	Independent Non-executive Director

Senior Management

Name	Position
Günther Hassler	Chief Executive Officer, Mondi Business Paper
Andrew King	Group Strategy and Business Development Director
Kurt Mitterböck	Group Technical and Procurement Director
Peter Oswald	Chief Executive Officer, Mondi Packaging
Mervyn Walker	Group Human Resources and Legal Director

Risk Factors

Prospective investors should consider carefully the risks and uncertainties listed below. They are not the only risks facing Mondi. If they occur, the price of Mondi Ordinary Shares may decline.

Risks relating to Mondi

- intense competition in the paper and packaging markets may negatively affect the profitability of Mondi;
- significant capital investments including future acquisitions may be necessary to achieve Mondi's growth plans which may carry project risk and may expose Mondi to new liabilities. In addition, failure to make successful acquisitions or mergers could have a negative impact on its competitiveness;
- Mondi's growth plans may require substantial funds, reducing its funds available for other purposes;
- the continuation of Mondi's cost reduction programmes may not realise their full intended benefits;
- significant interruption to the operation of any of Mondi's major mills could adversely impact on Mondi's financial results;
- exchange rate fluctuations may have a significant adverse impact on Mondi's financial results;
- the value of Mondi's investments in certain countries may be adversely affected by political, economic and legal developments;
- Mondi may face high costs for compliance with environmental laws and regulations and/or in respect of remediation of contamination;
- Mondi may face adverse changes in legislation;
- Mondi is subject to land claims in South Africa;
- if Mondi fails to attract suitably qualified personnel, its business may suffer;

- failure to maintain good employee relations may affect Mondi's operations and the success of its business;
- Mondi may be adversely affected by increasing costs in maintaining its required level of workforce;
- Mondi has no history of operating as a stand-alone entity.

Risks relating to the paper and packaging market

- product prices and raw material costs in the paper and packaging industry are subject to significant fluctuations, and a period of low product prices and/or high raw materials or energy costs, could negatively affect Mondi's profitability;
- changes in consumer preferences could adversely affect demand for Mondi's products;
- relocation of Mondi's Western European packaging customers to lower cost production regions could negatively affect Mondi's profitability;
- Mondi could be adversely affected by the application of competition laws.

Risks relating to the DLC Structure, the MPLC Ordinary Shares and the MLTD Ordinary Shares

- the DLC Structure is complex and may affect Mondi's ability to pay dividends;
- future changes in legal and regulatory environments may result in the DLC Structure no longer being viable;
- Matching Actions are equivalent but not necessarily identical;
- the market price of MPLC Ordinary Shares may differ from the market price of MLTD Ordinary Shares;
- dividends received under the dividend access arrangements may have different tax treatment than those received directly from MPLC or MLTD;
- dividends paid by MLTD will, if currently proposed legislation is introduced, in the future be subject to South African dividend withholding tax;
- the price of Mondi Ordinary Shares may be volatile;
- there has been no public market for Mondi Ordinary Shares prior to Admission and Mondi does not know if a trading market will develop;
- shares eligible for public sale after Admission could adversely affect the price of Mondi Ordinary Shares;
- rights of holders of MPLC Ordinary Shares and MLTD Ordinary Shares are governed by English and South African law, respectively, and US Holders may not be able to exercise pre-emptive rights;
- dividend payments on MPLC Ordinary Shares or MLTD Ordinary Shares will be declared in euro or rand, respectively, and any investor whose principal currency is not euro or rand will be subject to exchange rate fluctuations;
- changes in the tax residence of MPLC and MLTD, including as a result of changes in law or practice, could have adverse tax consequences for Mondi and its shareholders.

Summary Financial Information

The table below sets out Mondi's summary financial information in euro for the periods shown and has been extracted, without material adjustment, from the audited financial information in Part VIII: "Financial Information", and is based on the historical financial information of Mondi for the periods shown. Investors should read the full text of this document and not rely solely on this summary.

Summary combined and consolidated income statement

Income Statement Data	Year ended 31 December 2004	2005	2006
	(€ millions other than basic earnings, underlying earnings and headline earnings per share)		
Group revenue	**5,385**	**5,364**	**5,751**
Materials, energy and consumables used	(2,537)	(2,624)	(2,960)
Variable selling expenses	(466)	(528)	(558)
Gross margin	**2,382**	**2,212**	**2,233**
Maintenance and other indirect expenses	(271)	(275)	(287)
Personnel costs	(873)	(862)	(874)
Other net operating expenses	(459)	(357)	(346)
Depreciation and amortisation	(320)	(332)	(349)
Underlying operating profit from subsidiaries and joint ventures	**459**	**386**	**377**
Operating special items	–	(203)	(78)
Operating profit from subsidiaries and joint ventures	**459**	**183**	**299**
Net profit/(loss) on disposals	18	10	(4)
Net (loss)/income from associates	(9)	5	5
Total profit from operations and associates	**468**	**198**	**300**
Investment income	70	71	70
Interest expense	(151)	(171)	(147)
Net finance costs	**(81)**	**(100)**	**(77)**
Profit before tax	**387**	**98**	**223**
Taxation charge	(108)	(89)	(94)
Profit for the financial period	**279**	**9**	**129**
Attributable to:			
Minority interests	52	32	51
Shareholders of the parent company	227	(23)	78
Basic earnings/(loss) per share (€ cents)(1)	43.9	(4.4)	15.1
Underlying earnings per share (€ cents)(1)	42.5	32.1	26.9
Headline earnings per share (€ cents)(1)	42.5	29.0	26.9

note:

(1) See note 9 of the accounts included in Part VIII: "Financial Information"

Summary combined and consolidated balance sheets

Balance Sheet Data	As at 31 December 2004	2005	2006
		(€ million)	
Total non-current assets	4,420	4,516	4,377
Cash and cash equivalents	473	667	415
Total other current assets	1,782	1,886	1,969
Assets held for sale	–	70	106
Total assets	**6,675**	**7,139**	**6,867**
Short-term borrowings	(1,382)	(1,583)	(1,238)
Total other current liabilities	(1,075)	(1,021)	(1,016)
Medium and long-term borrowings	(644)	(710)	(656)
Total other non-current liabilities	(627)	(694)	(601)
Liabilities directly associated with assets classified as held for sale	–	(24)	(39)
Total liabilities	**(3,728)**	**(4,032)**	**(3,550)**
Net assets	**2,947**	**3,107**	**3,317**
Invested capital			
Anglo American investment in the Mondi Group	1,375	1,542	1,899
Retained earnings and other reserves	1,254	1,239	1,087
Total invested capital attributable to shareholders of the parent company	2,629	2,781	2,986
Minority interests	318	326	331
Total invested capital	**2,947**	**3,107**	**3,317**

Dividend Policy

Following the Demerger, Mondi intends to pursue a dividend policy that reflects its strategy of disciplined and value creating investment and growth with the aim of offering shareholders long-term dividend growth. Mondi will target a dividend cover range of two to three times on average over the cycle, although the payout ratio in each year will vary in accordance with the business cycle and will be subject to Mondi having sufficient distributable reserves.

The Directors consider that, had the Demerger been effective throughout the year ended 31 December 2006, in the absence of unforeseen circumstances, the Directors would have declared total dividends for the year ended 31 December 2006 of 20 euro cents per Mondi Ordinary Share. The Directors intend that the final and interim dividends will generally be paid in May and September in the approximate proportions of two-thirds (final dividend) and one-third (interim dividend).

The Directors intend that Mondi will pay an interim dividend in September 2007, in the absence of unforeseen circumstances, with respect to the six-month period to 30 June 2007.

Current Trading and Prospects

Mondi enjoyed a strong finish to 2006, which has continued into 2007. However, whilst the trading environment has undoubtedly improved, concerns remain about input cost pressures and the strength of the recovery given the level of overcapacity in some of the markets in which Mondi operates. Mondi is encouraged by the number and scale of recent industry announcements regarding capacity closures and this bodes well for the future. Overall, the Directors believe Mondi will have a better performance in 2007 despite rising corporate costs as a consequence of the Demerger, as a result of improving pricing for its key products, its focus on cost saving and the benefits of a better performance from its PM31 machine in Merebank, South Africa, which experienced significant commissioning and operating difficulties in 2006.

Key Events Timetable

	2007
Anglo American Extraordinary General Meeting	4.00 p.m. on 25 June
Record Time for entitlement to the Demerger Dividend and Anglo American Share Consolidation	12.01 a.m. on 2 July
JSE Record Time for SA Dematerialised Shareholders	5.00 p.m. (South African time) on 6 July
Effective time and date of Demerger Dividend	12.30 a.m. on 2 July
Court hearing to confirm Reduction of Capital	10.00 a.m. on 2 July
Reduction of Capital becomes effective	4.00 p.m. on 2 July[(1)]
Effective time and date of MPLC Share Consolidation	4.00 p.m. on 2 July[(1)]
Listing and commencement of dealings in MPLC Ordinary Shares on the London Stock Exchange	8.00 a.m. on 3 July
Listing and commencement of dealings in MPLC Ordinary Shares and MLTD Ordinary Shares on the JSE	9.00 a.m. (South African time) on 3 July

References to times above are to UK time unless otherwise indicated. Dates given may be subject to change.

(1) *This time and date is indicative only.*

You should consider carefully the risks described below together with all other information in this document. Any of the risks described below could have a material adverse impact on Mondi's business, financial condition and results of operations and could therefore have a negative effect on the trading price of the Mondi Ordinary Shares and affect its investments. Additional risks and uncertainties not presently known to Mondi, or that Mondi currently deems immaterial, may also have an adverse effect on Mondi's business, financial condition and results of operations.

Risks relating to Mondi

Mondi operates in a highly competitive environment.

The markets for paper and packaging products are highly competitive with many participants. Competition in the markets in which Mondi operates is based principally on some or all of the following factors, depending on the product and market involved: price, quality, product specifications, overall product performance and service. Mondi principally competes with several large multinational paper and packaging manufacturers. Mondi also competes with numerous regional and/or specialised manufacturers in the markets for most of its products and with other paper merchanting companies. Some of these competitors may have greater market presence and/or financial and other resources than Mondi, allowing them to make investments in manufacturing facilities and/or product development at levels that Mondi may not be able to match. Some of these competitors have recently strengthened their presence in Western Europe and may have aggressive growth targets which may have an adverse effect on Mondi's profitability. Any failure by Mondi to compete successfully with other producers or merchants of paper or packaging products could result in a reduction in its market share and have a material adverse effect on Mondi's business, financial condition and/or results of operations.

In addition to competition from other manufacturers of paper packaging products, Mondi also faces competition from producers of alternative packaging materials, such as plastic, glass and metal. If the increasing use of such alternative materials for certain applications results in a corresponding decrease in demand for paper packaging products, or if Mondi is unable to compete successfully with producers of these competitive products, it could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

Significant capital investments including future acquisitions may be necessary to achieve Mondi's growth plans, which carry project risk.

Mondi's growth plans may require significant capital investments to expand or upgrade existing facilities, develop new facilities or make major acquisitions. Projects that require significant capital expenditure carry risks. These risks include: failure to complete a project within the prescribed project timetable and/or within budget; failure of the project to perform according to prescribed operating specifications following its completion; significant increases in raw material costs unforeseen in the project plan; the inability to sell the products produced at volumes and/or price levels envisaged in the project plan. Due to the significant amount of capital required and the long lead time between planning and completion of such projects, project failure could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

Mondi's growth strategy depends in part on making successful acquisitions or mergers and the failure to make successful acquisitions or mergers could have a negative impact on its competitiveness. Acquisitions or mergers may also expose Mondi to new liabilities.

Acquisitions have been a very significant contributor to Mondi's historical growth. As part of its strategy, Mondi may seek further growth through acquisitions of, or mergers with, other paper and/or packaging companies in order to maintain a competitive position within the paper and packaging industry and to enhance its position in its core areas of operations. This strategy entails risks that could have a material adverse effect on Mondi's business, financial condition and/or results of operations. These risks include unidentified liabilities of the companies which Mondi may acquire or merge with, the possible inability to integrate successfully and manage acquired operations and personnel, the potential failure to achieve the economies of scale, synergies or other benefits sought and the diversion of management's attention away from other ongoing business concerns. In addition,

Mondi may not be able to identify attractive acquisition or merger opportunities or make acquisitions or mergers on attractive terms, which could have a material adverse effect on Mondi's business, financial condition and/or results of operations. Regulation of merger and acquisition activity by the EU, the United States or other national regulators might also limit Mondi's ability to make future acquisitions or mergers. Any difficulties or time delays in achieving successful integration of new acquisitions could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

Mondi's growth plans, including capital investment in projects and acquisitions, may require substantial funds, reducing the funds of Mondi available for other purposes.

Mondi's growth plans may require significant capital investments, in particular, in relation to any major projects or acquisitions that Mondi may undertake beyond the next 12 months. Mondi's ability to meet these capital requirements depends on numerous factors such as the availability of funds from operations and access to debt and equity financing. No assurance can be given that the necessary funds will be available. Moreover, incurrence of debt financing would increase Mondi's interest expense and reduce cash available for other purposes and could involve restrictive covenants that could negatively impact its ability to operate its business in the desired manner. The failure to obtain funds necessary to carry out Mondi's growth plans could prevent Mondi from realising its growth strategy and, in particular, could force Mondi to forgo acquisition opportunities that may arise in the future. This could, in turn, have a negative impact on Mondi's competitive position and could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

Mondi's business plan assumes successful continuation of cost reduction programmes.

Mondi may not be able to realise the full intended benefits of current cost reduction programmes or additional programmes that may be introduced in the future and actual cost savings may vary materially from original estimates for a variety of reasons. In addition, the cost reduction measures are based on current conditions and do not take into account possible cost increases that may result from changes in the industry or Mondi's operations, including new business developments, wage and price increases or other factors. If Mondi fails to implement successfully current and future cost reduction and profitability improvement measures, or these efforts do not generate the level of cost savings management expects going forward, it could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

Significant interruption to the operations of any of Mondi's major mills could adversely impact on Mondi's financial results.

Mondi has six major integrated mills which combined account for more than 60 per cent of the total pulp and paper production capacity of Mondi. These are the Steti mill in the Czech Republic, the Swiecie mill in Poland, the Syktyvkar mill in Russia, the Ružomberok mill in Slovakia and the Merebank and Richards Bay mills in South Africa. If operations at any of these key mills were interrupted for any significant length of time for any reason, it could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

Exchange rate and/or interest rate fluctuations may have a significant adverse impact on Mondi's financial results.

As a result of the global nature of Mondi's business, changes in foreign currency rates could have an adverse impact upon its business, financial condition and/or operating results. Currency fluctuations affect Mondi because of mismatches between the currencies in which operating costs are incurred and those in which revenues are received. Key operating currency costs that are not fully offset by local currency denominated revenues include the South African rand, Polish zloty, Slovakian koruna and Czech koruna, while US dollar and pound sterling revenues are significantly greater than operating costs incurred in those currencies.

Mondi's reported earnings may also be affected by fluctuations between the euro, which is its reporting currency, and the non-euro currencies in which its various subsidiaries report their results of operations. In addition, appreciation of the euro compared with the currencies of the other key producing regions, notably the US dollar, would reduce the competitiveness of the products Mondi produces in Europe against imports from those regions which could potentially lead to lower sales and earnings.

In addition, Mondi funds its business units in their local currency to minimise currency translation risk. This exposes Mondi to interest rate risks associated with these currencies, the principal ones being euro and South African rand, and therefore a change in interest rates could have a material adverse impact upon Mondi's business, financial condition and/or results of operations.

The value of Mondi's investments in certain countries may be adversely affected by political, economic and legal developments in these countries.

Mondi has manufacturing operations in a number of countries where the political, economic and legal systems are less predictable than in countries with more developed institutional structures. Political or economic upheaval, changes in laws, nationalisation or expropriation of privately-held assets and other factors may have a material effect upon Mondi's operations in these countries and, in turn, the amount of income from, and the value of, the investments Mondi has made in relation to its operations in such countries. A further risk of operating in emerging market countries arises from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent Mondi from receiving profits from, or selling its investments in, these countries. Other than South Africa, none of the countries in which Mondi's operations are located currently has foreign exchange controls that have a significant effect on Mondi, however, most of these countries have imposed foreign exchange controls in the past, and no assurance can be given that these countries will not reinstate these controls in the future. Significant assets of Mondi in certain countries, including Russia, Poland, Slovakia, Hungary and the Czech Republic, were previously owned by state-owned entities and have been acquired after a privatisation procedure. Privatisations may be vulnerable to challenge, particularly to the extent that privatisation legislation is vague, inconsistent or in conflict with other legislation. No assurance can be given that any relevant privatisation procedure has been properly conducted, and therefore claims may be raised in the future concerning such privatisation procedures to the extent that applicable statutes of limitation have not expired. To the extent Mondi is not successful in defeating any such claim, Mondi risks losing its ownership interest in the relevant assets, which could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

Mondi may face high costs for compliance with environmental laws and regulations and/or in respect of remediation of contamination, which could reduce profit margins and earnings.

Mondi's operations generate hazardous and non-hazardous waste and emissions to the air and water. These wastes and emissions are regulated under various environmental laws and regulations in the jurisdictions in which Mondi operates or where the relevant waste or emission occurs. Permits are required for many of Mondi's operations and these permits may be subject to modification, renewal or revocation by the regulatory authorities. Other applicable environmental laws relate to, among other things, forestry management and the use of recycled material. There can be no assurance that Mondi will not incur significant environmental costs and liabilities in the future or that the adoption of increasingly strict environmental laws, regulations and enforcement policies will not result in substantially increased costs and liabilities in the future and/or require changes in Mondi's business. A failure to comply with existing laws or permits or future laws, once implemented, could give rise to civil or criminal penalties, including fines and a requirement to cease the non-compliant operations. Mondi may also incur material expense in respect of future remediation obligations arising from ground or water contamination which occurs during current operations, after such operations have ceased or as a result of past operations. Higher regulatory, environmental and similar costs could have a material adverse effect on Mondi's financial condition and/or results of operations.

Mondi may face adverse changes in legislation.

Legislation which currently applies to Mondi may change. In particular, a number of the markets in which Mondi competes as a local supplier impose tariffs on imports. Reduction of such tariffs could impact the competitiveness of Mondi's products in these markets. Furthermore, there can be no assurance that the laws to which Mondi is subject may not change in a manner which could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

Mondi is subject to land claims in South Africa.

In South Africa, the Restitution of Land Rights Act 1994 provides remedies for persons who were dispossessed of rights in land as a result of past racially discriminatory laws or practices. The Land

Claims Court is empowered to make orders concerning the restoration of land (or any portion thereof), the payment of compensation (including to the landowner), compelling the state to include a claimant as a beneficiary in the state support programme for housing or granting the claimant an appropriate right in alternatively designated state land or with any alternative or appropriate relief. Mondi is aware that a number of land claims have been lodged in relation to its owned and leased South African properties. Accordingly, Mondi can give no assurance that these land claims, or any other land claims of which it is not aware, will not have an adverse effect on Mondi's rights to the properties that are subject to the land claims. However, Mondi has adopted a positive approach to the South African Government's land reform programme and management believes that it has developed a good working relationship with the relevant agencies. For further details in relation to land claims in South Africa, please refer to the paragraph entitled "Land Claims" in Part V: "Information on the Group" of this document.

If Mondi fails to attract key personnel, its business may suffer.

Mondi's operations are dependent on the experience, skills and knowledge of its executive directors, senior management and key employees who provide expertise and experience crucial to Mondi's business and the implementation of Mondi's strategy. In accordance with the DLC Structure agreed with the South African Ministry of Finance, the Chief Executive Officer and Chief Financial Officer of Mondi will have their ordinary residence in South Africa by 31 December 2008 (the Chief Financial Officer of Mondi is currently based in the UK). Any restriction on residence may restrict the size of the pool of talent which can be drawn on due to mobility constraints, and this may limit Mondi's ability to recruit and retain executive directors, senior management and key personnel with the necessary expertise and experience to lead an international listed group. In addition, Mondi's operations are spread over a large number of geographic areas, some of them in remote regions, which can lead to difficulties in recruiting and retaining employees with the necessary expertise and experience. The failure of Mondi to recruit and retain executive directors, senior management and key personnel may cause a significant disruption to Mondi's business, including its ability to implement Mondi's strategy, which could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

Failure to maintain good employee relations may affect Mondi's operations and the success of its business.

Whilst the Directors believe that relations between Mondi and its employees and works councils are currently satisfactory, there can be no assurance that future developments in relation to Mondi's businesses could not affect such relationships. A sustained labour dispute leading to a substantial interruption to the overall business of Mondi could have a material adverse effect on Mondi's operating results or financial condition.

Mondi may be adversely affected by increasing costs in maintaining its required level of workforce.

Mondi's workforce constitutes a significant proportion of its cost base. In addition, Mondi operates in certain jurisdictions where wages are typically significantly below levels in more mature markets. As the economies of such emerging markets develop, it is possible that there will be above inflationary pressures on wages. Accordingly, such inflationary pressures, changes in applicable laws and regulations or other factors resulting in increased labour costs could have a material adverse effect on Mondi's business, operating results or financial condition.

Mondi has no history of operating as a standalone entity.

As a newly demerged entity, Mondi has no independent operating history. Prior to the Demerger, Anglo American financed some of Mondi's operations and capital and other expenditures. After completion of the Demerger, Mondi will have to meet all of its own cash requirements through funds generated internally from operations and external borrowings, which may be more costly.

Risks relating to the Paper and Packaging Market

Product prices and raw material costs in the paper and packaging industry are subject to significant fluctuations.

Prices for Mondi's products are affected by changes in capacity and production and by demand for its products which is influenced by general economic conditions and inventory levels maintained by its customers. Changes in these factors have, in the past, resulted in significant fluctuations in the prices for Mondi's products and can be expected to have a similar effect in the future. There can be no assurances that prices for Mondi's products will increase or even remain at present levels. Any deterioration in prices or increase in raw material costs without a corresponding increase in the price Mondi is able to realise could have a material adverse effect on Mondi's business, financial condition and/or results of operations. The timing and magnitude of changes in Mondi's product prices have varied significantly over time and have been unpredictable. Changes in prices differ between products and geographic regions. While Mondi is a significant participant in most of the markets in which it competes, its actions have only limited influence on changes in its product prices.

In particular, additional production capacity as a result of the building of new mills or plants or expansion of existing mills or plants by Mondi's competitors could have a disruptive influence in the market as additional capacity can lead to more supply than demand in the relevant market. This is a particular risk in the paper markets in which Mondi operates, where the incremental capacity of a single new facility can be significant relative to the size of the market it serves. The impact on product prices brought about by additional capacity with respect to the products in which Mondi competes could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

Changes in consumer preferences could adversely affect demand for Mondi's products.

Changes in consumer preferences have affected the demand for paper and packaging products in general, and demand for specific grades of paper and packaging products. Some of the most significant changes in consumer preferences relating to paper usage have included interest in environmentally-friendly products and use of e-mail and electronic media.

In addition, Mondi's products may be substituted for products not currently produced by Mondi, for example, shifting from paper-based packaging products to plastic-based packaging products.

Mondi's ability to meet shifts in consumer demand will depend upon its ability to correctly anticipate changes in consumer preferences and its ability to develop and produce new products on a competitive and cost-effective basis. There can be no assurances that Mondi will be able to meet changes in consumer preferences in the future, and the failure to do so could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

Relocation of Mondi's Western European packaging customers to lower-cost production regions could negatively affect Mondi's profitability.

The manufacturing industry is an important customer segment for Mondi's packaging products. In recent years there has been a trend towards relocating manufacturing away from Western Europe into emerging markets with lower production costs, such as Emerging Europe and Asia. Acceleration of this trend could have negative implications for the demand for Mondi's packaging products in Western Europe, which could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

A period of high materials, energy or consumables costs could negatively affect Mondi's profitability.

Materials, energy and consumables used by Mondi include significant amounts of wood, pulp, recovered paper, packaging papers and chemicals. Historically, materials, energy and consumables account for between 50 per cent and 55 per cent of the total operating costs of Mondi. An increase in the cost of raw materials, in particular wood, pulp or recovered paper or, for the purposes of converting operations, packaging paper, to the extent not reflected in the prices for Mondi's products, could have a material adverse effect on Mondi's business, financial condition and/or results of operations. Furthermore, it could become more difficult for Mondi to procure wood in some of the countries where it is active due to initiatives to promote green energy production. There can be no assurances that Mondi will be able to secure all of its future resource requirements at price levels that are comparable to those that have prevailed in the past or that Mondi's margins for some or all of its products will not decline due to an inability to pass on the full impact of increased costs associated with resource inputs.

Mondi is a significant consumer of electricity. Electricity is both purchased from external suppliers and generated internally. To the extent Mondi generates its own electricity, it is dependent on outside suppliers for raw materials such as gas, oil and coal used in the production of electricity. Consequently, increases in the prices of electricity and/or the raw materials used in the production of internally generated electricity could have a material adverse effect on Mondi's business, financial condition and/or results of operations. There can be no assurance that Mondi will be able to secure all of its future energy requirements at price levels that are comparable to those that have prevailed in the past or that Mondi's margins for some or all of its products will not decline due to an inability to pass on the full impact of costs associated with resource inputs. Furthermore, Mondi currently enjoys the benefits of surplus carbon emission allowances and subsidies in the form of green energy credits, which partly offset the overall cost of energy to Mondi. A reduction or cancellation of these subsidies due to changes in legislation could have a material adverse effect on Mondi's business, financial condition and/or results of operations.

Mondi could be adversely affected by the application of competition laws.

In recent years, in a number of jurisdictions, antitrust investigations and actions have been launched against companies in industries in which Mondi participates, indicating that the sector in which Mondi operates may face continuing regulatory scrutiny. Therefore, Mondi faces the risk that its business could be adversely affected by the application of European Union, member state or other national competition laws to any agreements or practices in which Mondi may have been engaged or is party to.

The main European Union competition laws are contained in Articles 81 and 82 of the EC Treaty, and corresponding provisions are found in the competition law of member states and other national jurisdictions. Article 81 of the EC Treaty prohibits anti-competitive agreements. Article 82 of the EC Treaty prohibits conduct which amounts to behaviour by a company (or companies) in a dominant position. Equivalent, or similar, laws are in place in a number of other jurisdictions in which Mondi operates, including South Africa and Israel.

If Mondi was found to be or to have been party to any agreements or practices which infringe Article 81 or 82 of the EC Treaty, or national law equivalents, the relevant agreements could be void and unenforceable in whole or in part. A finding of infringement of Article 81 or 82, or national law equivalents, could have an impact on the manner in which Mondi conducts its business and could lead, among other things, to substantial fines being imposed and damages claims from third parties.

Risks relating to the DLC Structure, the MPLC Ordinary Shares and the MLTD Ordinary Shares

The DLC Structure is complex.

The governance and administration arrangements that are involved in the DLC Structure are more complex and onerous than those under which Mondi currently operates. In addition, the South African Ministry of Finance has imposed certain conditions in relation to the DLC Structure; see Part XI: "South African Exchange Control". There can also be no assurance that the conditions imposed on Mondi, in connection with the DLC Structure, might not be amended or varied. In particular, it is a condition that the chief executive officer and chief financial officer of Mondi will have their ordinary residence in South Africa and that Mondi has joint chairmen, one of whom is resident in South Africa. In addition, confirmation of the tax residency status of MLTD obtained from HM Revenue and Customs has been obtained on the condition that all Board meetings of MLTD are held outside of the United Kingdom. The DLC Structure combined with these conditions is likely to result in additional complexity and costs and also, in relation to the consequential requirements for holding separate Board meetings of MPLC and MLTD, possible inefficiencies in the decision making processes of the Group.

Mondi's DLC Structure may affect its ability to pay dividends.

Mondi's results of operations and financial condition are entirely dependent on the trading performance of members of Mondi. The ability of each of MPLC and MLTD to pay dividends will depend upon the level of distributions, if any, received from their operating subsidiaries and interests, any amounts received on asset disposals, the level of cash balances and in certain circumstances distributions received from MPLC or MLTD (as the case may be) as a result of the operation of the equalisation arrangements which form part of the DLC Structure as described further in Part XII: "Details of the DLC Structure". MLTD and certain of its and MPLC's subsidiaries and associated companies may, from time to time, be subject to restrictions on their ability to make distributions, including as a result of exchange control restrictions, earnings, levels of statutory reserves and capitalisation of such subsidiaries or associated companies, and other regulatory restrictions or agreements with the other shareholders of such subsidiaries or associated companies which may restrict Mondi's ability to comply with its dividend policy as summarised in Part I: "Summary". As Applicable Regulation may restrict the ability of the companies to make such payments, it may not be possible for Mondi Ordinary Shareholders to receive their full entitlement in cash. If holders of MPLC Ordinary Shares and MLTD Ordinary Shares are not to receive a cash dividend in full, another form of Matching Action may be taken and reference should be made to the paragraph headed "Matching Actions are equivalent but not necessarily identical" in this Part II.

Future changes in the legal and regulatory environment may mean that the DLC Structure will no longer be viable.

The DLC Structure has been developed on the basis of existing laws and policies of regulatory authorities in the United Kingdom and South Africa. The governance and administration arrangements arising out of the DLC Structure are complex and onerous. Changes to the laws or policies (including changes in tax law or policy) related to the DLC Structure may impact upon, or alter the rights, benefits or protections afforded to Mondi Ordinary Shareholders under the DLC Structure or may result in the DLC Structure no longer being viable which may adversely affect the price of Mondi Ordinary Shares.

Matching Actions are equivalent but not necessarily identical.

Under the DLC Equalisation Principles as described in paragraph 6 of Part XII: "Details of the DLC Structure – Equalisation of Voting and Economic Rights", if either MPLC or MLTD takes an Action which, having regard to the prevailing Equalisation Ratio, has a disproportionate economic effect on its Mondi Ordinary Shareholders, then, subject to certain exceptions, the Equalisation Ratio will be adjusted or a Matching Action will be undertaken to provide an equivalent economic benefit to the Mondi Ordinary Shareholders of the other company. A Matching Action is, therefore, equivalent in economic terms, but not necessarily identical. The combination of an Action or a Matching Action may, therefore, result in the voting interests of the MPLC Ordinary Shareholders (as a whole) relative to the MLTD Ordinary Shareholders (as a whole) in respect of Joint Electorate Actions being altered. In addition, the form and value of a Matching Action will be determined by the Boards having regard to, among other things, the prevailing market prices of the MPLC Ordinary Shares and the MLTD Ordinary Shares, the prevailing exchange rates and (where relevant) the market price of shares in any demerged entity at or around the time such Action is taken. Following their decision the Boards will not be required to have regard to any fluctuations in such factors which may favour either the MPLC Ordinary Shareholders or the MLTD Ordinary Shareholders.

The market price of MPLC Ordinary Shares may be different from the market price of MLTD Ordinary Shares.

Following Admission and as a result of the DLC Structure, MPLC will have a primary listing on the Official List in the United Kingdom together with a secondary listing on the JSE and MLTD will have a primary listing on the JSE. There can be no assurance that the market price of the MPLC Ordinary Shares and the MLTD Ordinary Shares on these different exchanges will equate. Any disparity between such market prices will give rise to the possibility of arbitrage between the MPLC Ordinary Shares and the MLTD Ordinary Shares which could adversely affect the market price of the MPLC Ordinary Shares and/or the MLTD Ordinary Shares, as the case may be.

Dividends received under the dividend access arrangements may have a different tax treatment.

Dividends received by MPLC Ordinary Shareholders from MPLC on the MPLC Ordinary Shares will constitute United Kingdom source dividends for United Kingdom taxation purposes. Any dividends received by MPLC Ordinary Shareholders from MLTD pursuant to the dividend access arrangements, however, are likely to constitute non-United Kingdom source dividends for United Kingdom taxation purposes. For some classes of MPLC Ordinary Shareholders who are resident for tax purposes in the United Kingdom, the receipt of non-United Kingdom source dividends from MLTD pursuant to the dividend access arrangements could be less tax efficient than the receipt of United Kingdom source dividends from MPLC on the MPLC Ordinary Shares. In addition, dividends paid by MLTD pursuant to the dividend access arrangements may, in the future, be paid after deduction of South African dividend withholding tax as described in the paragraph headed "Possible future South African dividend withholding tax" in this Part II.

Dividends received by MLTD Ordinary Shareholders from MLTD on the MLTD Ordinary Shares will constitute local dividends for South African taxation purposes. Any dividends received by MLTD Ordinary Shareholders from MPLC pursuant to the dividend access arrangements, however, are likely to constitute foreign dividends for South African taxation purposes. On the basis of current law, such foreign dividends will be exempt from South African taxation only if MPLC remains dual-listed on the London Stock Exchange (or other non-South African exchange recognised for this purpose under the South African Income Tax Act) and the JSE, more than 10 per cent of MPLC Ordinary Shareholders are resident for tax purposes in South Africa, and provided that such dividends are not distributed from reserves created by a reduction in MPLC's share capital or share premium account.

For MLTD Ordinary Shareholders that are companies and resident for tax purposes in South Africa, the receipt of foreign dividends from MPLC pursuant to the dividend access arrangements could be less tax efficient than the receipt of local dividends from MLTD on the MLTD Ordinary Shares, because dividends paid by MLTD will give rise to a STC credit available for offset against the South African corporate MLTD Ordinary Shareholder's own potential liability to STC, but dividends paid by MPLC under the dividend access arrangements will not.

Possible future South African dividend withholding tax.

It has recently been announced that, subject to certain conditions being met, STC is to be replaced in 2008 by a dividends withholding tax. Assuming that such a dividends withholding tax is introduced as announced, dividends received by MLTD Ordinary Shareholders from MLTD on the MLTD Ordinary Shares and dividends received by MPLC Ordinary Shareholders from MLTD under the dividend access arrangements would become subject to a final 10 per cent withholding tax (subject to relief under an applicable double tax treaty) deducted at source by MLTD. Neither MPLC nor MLTD would be required to pay any additional amount or to take a joint action to compensate MPLC Ordinary Shareholders or MLTD Ordinary Shareholders to the extent that dividends were paid by MLTD under deduction of South African withholding tax.

The price of the Mondi Ordinary Shares may be volatile.

Following Admission, the market price of the Mondi Ordinary Shares could be subject to significant fluctuations due to a change in sentiment in the market in the UK regarding the MPLC Ordinary Shares or, in South Africa regarding the MPLC Ordinary Shares or the MLTD Ordinary Shares or in response to various facts and events, including the DLC Structure, any regulatory changes affecting Mondi's operations, variations in Mondi's results of operations and the business developments of Mondi or its competitors or changes in financial estimates by securities analysts. Stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for securities and which may be unrelated to Mondi's operating performance or prospects. Furthermore, Mondi's operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could adversely affect the market price of the Mondi Ordinary Shares.

There has been no prior public market for the MPLC Ordinary Shares and the MLTD Ordinary Shares.

Prior to the Demerger and Admission, there has been no public trading market for the MPLC Ordinary Shares or the MLTD Ordinary Shares. The Directors do not know the extent to which investor interest in Mondi will lead to the development of a trading market or how liquid that market might be, or, if a trading market does develop, whether it will be sustained. If an active and liquid trading market does not develop or is not sustained, investors may have difficulty selling their MPLC Ordinary Shares or MLTD Ordinary Shares.

Shares eligible for public sale after Admission could adversely affect the price of the MPLC Ordinary Shares and the MLTD Ordinary Shares.

Mondi is unable to predict whether substantial numbers of MPLC Ordinary Shares or MLTD Ordinary Shares will be sold in the open market. Any sales of substantial numbers of MPLC Ordinary Shares or MLTD Ordinary Shares in the public market, or the perception that such sales might occur, could have a material adverse effect on the market price of the Mondi Ordinary Shares.

The rights of holders of MPLC Ordinary Shares and MLTD Ordinary Shares are governed by English law and South African law, respectively, and US Holders may not be able to exercise pre-emptive rights.

Rights afforded to shareholders in English companies and South African companies are governed by English law and South African law, respectively, and a company's memorandum and articles of association differ in certain respects from the rights of shareholders in typical US corporations.

In particular, English law currently significantly limits the circumstances under which shareholders of English companies may bring derivative actions, and, in most cases, only the company can bring an action in respect of wrongful acts committed against it. Neither an individual shareholder nor any group of shareholders has any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation.

In terms of South African law, the ability of shareholders of South African companies to bring derivative actions is limited. Generally, a shareholder is only entitled to bring a derivative action (i) where the company has parted with assets in breach of an obligation it owes to its individual members not to part with them in *ultra vires* or illegal transactions or transactions requiring the sanction of a special majority of members in general meeting; or (ii) where the company's failure to recover assets or damages from its directors or controlling shareholders constitutes a fraud by it on its minority shareholders; or (iii) in terms of section 266 of the South African Companies Act, against the relevant director(s), officer(s) or past director(s) or officer(s) where the company has suffered damages or loss or has been deprived of any benefit as a result of any wrong, breach of trust or breach of faith committed by such director(s), officer(s) or past director(s) or officer(s) (while he was a director or officer of the company) and the company has condoned or ratified such wrongdoing and has accordingly not instituted proceedings for the recovery of such damages, loss or benefit. Other than in circumstances where a shareholder in a South African company is able to sustain an argument that a particular act or omission of a company is unfairly prejudicial, unjust or inequitable or that the affairs of the company are being conducted in a manner unfairly prejudicial, unjust or inequitable to him or to some part of the member of the company, South African law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation.

If the share capital of Mondi is increased and new shares are issued for cash, existing shareholders are entitled to pre-emptive rights in respect of those shares unless waived by a shareholders' resolution. If Mondi allots Mondi Ordinary Shares for cash in the future, even in circumstances where pre-emptive rights are not waived, holders of the Mondi Ordinary Shares outside the UK and South Africa may not be able to exercise their pre-emptive rights for Mondi Ordinary Shares unless Mondi decides to comply with applicable local laws and regulations. In particular, US Holders would not be able to exercise their pre-emptive rights to the new Mondi Ordinary Shares unless an effective registration statement was in place or an exemption from the registration requirements of the US Securities Act was available.

There can be no assurance that Mondi will file any such registration statement, or that an exemption to the registration requirements of the US Securities Act will be available, which would result in the US Holders being unable to exercise their pre-emptive rights.

Any dividend payments on MPLC Ordinary Shares or MLTD Ordinary Shares will be declared in euro or rand, respectively, and any investor whose principal currency is not euro or rand (as applicable) will be subject to exchange rate fluctuations.

The MPLC Ordinary Shares are, and any dividends to be declared in respect of them will be, denominated in euro. An investment in MPLC Ordinary Shares by an investor whose principal currency is not euro exposes the investor to foreign currency exchange rate risk. Any depreciation of euro in relation to such foreign currency will reduce the value of an investment in MPLC Ordinary Shares or any dividends in foreign currency terms, and any appreciation of the euro will increase the value in foreign currency terms.

In addition, the MLTD Ordinary Shares are, and any dividends to be paid in respect of them will be, denominated in rand. An investment in MLTD Ordinary Shares by an investor whose principal currency is not rand exposes the investor to foreign currency exchange rate risk. Any depreciation of rand in relation to such foreign currency will reduce the value of an investment in MLTD Ordinary Shares or any dividends in foreign currency terms, and any appreciation of the rand will increase the value in foreign currency terms.

Changes in the tax residence of MPLC and MLTD could have adverse tax consequences both for Mondi and its shareholders.

The DLC Structure will be established on the basis that MPLC is and will remain resident only in the UK for tax purposes and that MLTD is and will remain resident only in South Africa for tax purposes. Confirmation of the residency status of MPLC and MLTD has been obtained from each of HM Revenue & Customs ("HMRC") and the South African Revenue Service ("SARS") on the basis of the proposed management structure of Mondi and the arrangements for holding Board meetings of MPLC and MLTD described in this Prospectus. It is intended that the management of MPLC, MLTD and Mondi will be carried out so as to ensure that the current residence status of MPLC and MLTD is preserved. However, if MPLC were to cease to be resident solely in the UK and/or MLTD were to cease to be resident solely in South Africa for tax purposes (including as a result of changes in law or in HMRC and/or SARS practice), this could have adverse tax consequences both for the Group and the Mondi Shareholders.

Directors	Sir John Parker, Joint Chairman (Non-executive Director) Cyril Ramaphosa, Joint Chairman (Non-executive Director) David Hathorn, Chief Executive Officer (Executive Director) Paul Hollingworth, Chief Financial Officer (Executive Director) David Williams (Senior Independent Non-executive Director) Colin Matthews (Non-executive Director) Imogen Mkhize (Non-executive Director) Anne Quinn (Non-executive Director)
MPLC Company Secretary	Carol Hunt (Fellow of the Institute of Chartered Secretaries and Administrators)
MLTD Company Secretary	Philip Laubscher (B.Proc, LLB, Attorney of the High Court of South Africa)
MPLC Registered and Head Office and Directors' Business Address	Building 1 Aviator Park Station Road Addlestone Surrey KT15 2PG United Kingdom
MPLC Branch Registered Office in South Africa*	44 Main Street Johannesburg 2001 South Africa
MLTD Registered and Head Office and Directors' Business Address	44 Main Street Johannesburg 2001 South Africa
Joint Sponsors to MPLC in the UK	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom
Sponsor to MLTD (and to MPLC on its secondary listing on the JSE)	UBS South Africa (Proprietary) Limited 64 Wierda Road East Wierda Valley Johannesburg South Africa (PO Box 652863, Benmore South Africa, 2010)
Legal Adviser to MPLC and MLTD as to English Law	Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom
Legal Adviser to MPLC and MLTD as to South African Law	Webber Wentzel Bowens 10 Fricker Road, Illovo Boulevard Johannesburg, 2196 South Africa (P.O. Box 61771, Marshaltown, 2107)
Legal Adviser to the Joint Sponsors as to English Law	Allen & Overy LLP One Bishops Square London E1 6AO United Kingdom
Auditors and Reporting Accountants	Deloitte & Touche LLP Stonecutter Court 1 Stonecutter Street London EC4A 4TR United Kingdom

Registrar	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA United Kingdom
South African Transfer Secretaries	Link Market Services South Africa (Pty) Limited 11 Diagonal Street Johannesburg 2001 South Africa (P.O. Box 4844, Johannesburg 2000)
Principal Bankers to MPLC	Bank Austria Creditanstalt AG Vordere Zollamtsstraße 13 A-1010 Vienna Austria
	Barclays Bank PLC 1 Churchill Place London E14 5HP United Kingdom
	Citi Citigroup Centre Canada Square London E14 5HP United Kingdom
	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
Principal Bankers to MLTD	The Standard Bank of South Africa 9th Floor No. 5 Simmonds Street Johannesburg 2001 South Africa

** MPLC was registered as an external company in South Africa on 22 May 2007 under registration number 2007/014903/10.*

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2007
Anglo American Extraordinary General Meeting	4.00 p.m. on Monday, 25 June
Record Time for purposes of determining holders of Existing Anglo American Ordinary Shares registered as members on the Anglo American Register entitled to the Demerger Dividend and participation in the Anglo American Share Consolidation	12.01 a.m. on Monday, 2 July
Effective time and date of Demerger Dividend	12.30 a.m. on Monday, 2 July
Effective time and date of Anglo American Share Consolidation	8.00 a.m. on Monday, 2 July
Court hearing of petition to confirm Reduction of Capital	10.00 a.m. on Monday, 2 July
Reduction of Capital becomes effective	4.00 p.m. on Monday, 2 July(1)
Effective time and date of MPLC Share Consolidation	4.00 p.m. on Monday, 2 July(1)

EXPECTED TIMETABLE FOR LONDON STOCK EXCHANGE DEALINGS

Last time and date for transfers of Existing Anglo American Ordinary Shares to be received by the Registrars to be registered at the Record Time	4.30 p.m. on Thursday, 28 June
Last day of dealings in Existing Anglo American Ordinary Shares (*cum* entitlement to the Demerger Dividend)	Friday, 29 June
Listing of and commencement of dealings in New Anglo American Ordinary Shares on the London Stock Exchange (*ex* the entitlement to the Demerger Dividend)	8.00 a.m. on Monday, 2 July
Commencement of conditional dealings in MPLC Ordinary Shares on the London Stock Exchange	8.00 a.m. on Monday, 2 July(2)
Listing of and commencement of dealings in MPLC Ordinary Shares on the London Stock Exchange	8.00 a.m. on Tuesday, 3 July(1)

EXPECTED TIMETABLE FOR JSE DEALINGS

Last date and time to trade Existing Anglo American Ordinary Shares on the JSE in order to participate in the Demerger and Anglo American Share Consolidation(3)(4)	5.00 p.m. (South African time) on Friday, 29 June
Trading of Existing Anglo American Ordinary Shares on the JSE ceases	5.00 p.m. (South African time) on Friday, 29 June
Transfers of Existing Anglo American Ordinary Shares between the principal Anglo American Register and the Anglo American South African Branch Register prohibited and registration of transfers of Anglo American Ordinary Shares on the Anglo American South African Branch Register suspended(4)	5.00 p.m. (South African time) on Friday, 29 June
Listing of and commencement of dealings in New Anglo American Ordinary Shares (*ex* the entitlement to the Demerger Dividend) on the JSE	9.00 a.m. (South African time) on Monday, 2 July
Commencement of conditional dealings in MPLC Ordinary Shares on the JSE	9.00 a.m. (South African time) on Monday, 2 July(5)
Listing of and commencement of dealings in MPLC Ordinary Shares and MLTD Ordinary Shares on the JSE	9.00 a.m. (South African time) on Tuesday, 3 July(1)
JSE Record Time for determining entitlements to New Anglo American Ordinary Shares and MPLC Ordinary Shares in respect of Existing Anglo American Ordinary Shares and MLTD Ordinary Shares in respect of Existing Anglo American Ordinary Shares held in dematerialised form via the Strate system(6)	5.00 p.m. (South African time) on Friday, 6 July
End of prohibition on transfers of New Anglo American Ordinary Shares between the principal Anglo American Register and Anglo American South African Branch Register and end of suspension of registration of transfers of New Anglo American Ordinary Shares in respect of the Anglo American South African Branch Register	5.00 p.m. (South African time) on Friday, 6 July

EXPECTED TIMETABLE FOR SETTLEMENT

CREST accounts credited with New Anglo American Ordinary Shares	8.00 a.m. on Monday, 2 July
CREST accounts credited with MPLC Ordinary Shares and MLTD Depositary Interests[7]	8.00 a.m. on Tuesday, 3 July[1]
CSDP/broker accounts of SA Dematerialised Shareholders updated to take account of New Anglo American Ordinary Shares MPLC Ordinary Shares and MLTD Ordinary Shares in accordance with JSE requirements[6]	9.00 a.m. (South African time) on Monday, 9 July[1]
Posting of share certificates for New Anglo American Ordinary Shares and MPLC Ordinary Shares to Certificated Shareholders (including SA Certificated Shareholders)	by Friday, 13 July[1]
Posting of share certificates for MLTD Ordinary Shares to SA Certificated Shareholders	by Friday, 13 July[1]
Posting of Statements of Ownership for MLTD Depositary Interests to Non-SA Certificated Shareholders[7]	by Friday, 13 July[1]
Posting of cheques, or CREST accounts credited with capital receipts, for fractional entitlements arising from the Anglo American Share Consolidation, the Reduction of Capital and the MPLC Share Consolidation	by Friday, 13 July[1]

If any of the above times and/or dates change, the revised times and/or dates will be notified to Anglo American Shareholders by announcement through the Regulatory News Service of the London Stock Exchange and SENS of the JSE.

Please see paragraph 4 of Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation" of this document for the proposed timings if the Reduction of Capital is not confirmed by the Court.

All times shown in this document are UK times unless otherwise stated. South African time is one hour ahead of UK time until 01.00 a.m. on Sunday, 28 October 2007 and two hours ahead thereafter.

Notes:

(1) These times and dates are indicative only and will depend, among other things, on the date on which the Court sanctions the Reduction of Capital.

(2) Conditional dealings on the London Stock Exchange in MPLC Ordinary Shares will commence at 8.00 a.m. on Monday, 2 July 2007 until UK Admission. If either of the Reduction of Capital or UK Admission does not occur by 8.00 a.m. on Tuesday, 3 July 2007, all conditional dealings will be suspended. If, at 4.00 p.m. on Tuesday, 3 July 2007, it cannot be confirmed that the Reduction of Capital and UK Admission will become effective by 8.01 a.m. on Wednesday, 4 July 2007, all conditional dealings on Monday, 2 July 2007 will be of no effect. Such dealings will be at the sole risk of the parties concerned. Paragraph 4 of Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation" of this document sets out the proposed timings if the Reduction of Capital is not confirmed by the Court. It should be noted that in such event it is possible that Mondi Ordinary Shareholders would be unable to trade their Mondi Ordinary Shares (or any New Anglo American Ordinary Shares issued by Anglo American to acquire such Mondi Ordinary Shares from Mondi Ordinary Shareholders) for up to four days.

(3) South African Anglo American Shareholders may not dematerialise or rematerialise their Existing Anglo American Ordinary Shares from the close of trading on the JSE on Friday, 29 June 2007 to the close of trading on the JSE on Friday, 6 July 2007.

(4) Transfers of Existing Anglo American Ordinary Shares from the principal Anglo American Register to the Anglo American South African Branch Register or to the principal Anglo American Register from the Anglo American South African Branch Register must be communicated to the Registrars by 4.30 p.m. on Thursday, 28 June 2007.

(5) Conditional dealings on the JSE in MPLC Ordinary Shares and MLTD Ordinary Shares will commence at 9.00 a.m. (South African time) on Monday, 2 July 2007 until SA Admission. If either of the Reduction of Capital or SA Admission does not occur by 9.00 a.m. (South African time) on Tuesday, 3 July 2007, all conditional dealings will be suspended. If, at 5.00 p.m. (South African time) on Tuesday, 3 July 2007, it cannot be confirmed that the Reduction of Capital and SA Admission will become effective by 9.01 a.m. (South African time) on Wednesday, 4 July 2007, all conditional dealings on Monday, 2 July 2007 will be of no effect. Such dealings will be at the sole risk of the parties concerned. Paragraph 4 of Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation" of this document sets out the proposed timings if the Reduction of Capital is not confirmed by the Court. It should be noted that in such event it is possible that Mondi Ordinary Shareholders would be unable to trade their Mondi Ordinary Shares (or any New Anglo American Ordinary Shares issued by Anglo American to acquire such Mondi Ordinary Shares from Mondi Ordinary Shareholders) for up to four days.

(6) Registered Anglo American Shareholders who hold Anglo American Ordinary Shares on the Anglo American South African Branch Register in certificated form are not affected by these provisions.

(7) See paragraphs 10 and 11 of Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation" for further information in relation to the MLTD Depositary Interests.

PRESENTATION OF FINANCIAL INFORMATION, STATISTICAL DATA AND OTHER INFORMATION

Presentation of Financial Information

Financial information in relation to the Group means, for the purposes of this section, the information in this document which has been extracted without material adjustment from Part VIII: "Financial Information". Financial information extracted from Part VIII: "Financial Information" is in Part I: "Summary", Part III: "Selected Financial Information", Part V: "Information on the Group", Part VII: "Operating and Financial Review" and Part IX: "Pro Forma Financial Information". Investors should ensure that they read the whole of this document and not just rely on key information or information summarised within it. The financial information in Part VIII: "Financial Information", namely the Group's historical combined and consolidated financial information as at, and for, the years ended 31 December 2004, 31 December 2005 and 31 December 2006, and the unaudited pro forma financial information in Part IX: "Pro Forma Financial Information" have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, as adopted by the European Commission for use in the European Union ("IFRS") except as described in the Basis of Preparation in Note 1 of Part VIII: "Financial Information".

Certain figures contained in this document, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this document may not conform exactly to the total figure given for that column or row. Percentages in tables may have been rounded and accordingly may not add up to 100 per cent.

EBITDA

EBITDA consists of operating profit of subsidiaries and joint ventures before depreciation, amortisation and operating special items. EBITDA is included because management believes it is a useful indicator of a company's ability to incur and service debt. EBITDA is not an IFRS measure and should not be considered as an alternative to IFRS measures of net profit or as an indicator of the Group's operating performance or to cash flow from operations under IFRS as a measure of liquidity. Investors should note that EBITDA is not a uniform or standardised measure, and the calculation of EBITDA may vary significantly from company to company and by itself provides no grounds for comparison of the Group with other companies. EBITDA has been extracted from the audited financial information in Part VIII: "Financial Information".

Currencies

All references to "euro", "€" or euro cent(s) are to the lawful single currency of member states of the European Union that adopt or have adopted the euro as their currency in accordance with the legislation of the European Union relating to European Economic and Monetary Union. All references to "South African rand" "rand", "R" or "ZAR" are to the lawful currency of South Africa. All references in this document to "pounds sterling", "pounds", "sterling", "£", "p" or "pence" are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland. All references to "$", "dollars", "US dollar(s)", "U.S.$" or "US cent(s)" are to the lawful currency of the United States. All references to "Russian rouble" or "rouble" are to the lawful currency of the Russian Federation. All references to "Polish zloty" are to the lawful currency of the Republic of Poland. All references to "Slovakian koruna" are to the lawful currency of the Slovak Republic. All references to "Czech koruna" are to the lawful currency of the Czech Republic. The Group prepares its consolidated financial statements in euro.

Unless otherwise indicated, the financial information contained in this document has been expressed in euro. The consolidated financial statements of the Group include the financial results of subsidiaries whose trading and financial results are denominated in a currency/(ies) other than euro, and require translation into euro on consolidation. The average and closing exchange rates of the Group's main exporting and trading currencies, other than euro, are shown relative to the euro below and are indicative of the translation rates applied by the Group in translation from non-euro denominated amounts. However, these exchange rates should not be construed as representations that the relevant currency could be converted into euro at the rate indicated or at any other rate:

Closing rates against the euro

	Year ended 31 December		
	2004	2005	2006
South African rand	7.67	7.48	9.22
Pounds sterling	0.71	0.69	0.67
Polish zloty	4.08	3.85	3.84
Russian rouble	37.67	33.89	34.68
Slovakian koruna	38.74	37.84	34.56
US dollar	1.36	1.18	1.32
Czech koruna	30.35	28.96	27.50

Average rates for the period against the euro

	Year ended 31 December		
	2004	2005	2006
South African rand	8.01	7.92	8.51
Pounds sterling	0.68	0.68	0.68
Polish zloty	4.54	4.03	3.90
Russian rouble	35.84	35.21	34.14
Slovakian koruna	40.08	38.65	37.25
US dollar	1.24	1.24	1.26
Czech koruna	31.94	29.82	28.37

Presentation of Market, Industry and Statistical Data

This document includes market share and industry data and forecasts that were obtained by the Group from industry publications and surveys and internal company surveys. Pöyry Forest Industry Consulting was the primary source of third party industry data and forecasts in relation to Mondi Packaging and Mondi Business Paper throughout the document. All market data in this document is based on the following documents, which are sourced throughout the document:

- in the case of Mondi Packaging generally: PIRA International Consultancy – "The Future of European Packaging", 2005;
- in the case of Mondi Packaging Corrugated Business: Pöyry Forest Industry Consulting – "Paper and Packaging Asset Review", June 2006 (prepared for Mondi); ICCA (International Corrugated Case Association) – Global Corrugated Forecast 2006-2010; Pöyry Forest Industry Consulting: Market research on European containerboard and corrugated packaging market (prepared for Mondi); Metso Paper Corrugated Medium Machines Production Survey 2004; and Metso Paper – Linerboard Machines Production Survey 2004;
- in the case of Mondi Packaging Bag Business: Freedonia – Global Industrial Bag Market Assessments 2006 (prepared for Mondi); Pöyry Forest Industry Consulting: Market research on Global and European kraft paper market (prepared for Mondi); and RISI European Paper Packaging Capacity Report 2006;
- in the case of Mondi Packaging Flexibles: AWA (Alexander Watson Associates) – Release Liner Market Information Europe 2006 and European Extrusion Coating Market Assessment 2006 (prepared for Mondi); and PCI Films Consulting – The European Flexible Packaging Market 2006;
- in respect of Mondi Business Paper: Metso Paper – 2006 Production Survey Fine Paper Machines; EMGE Market Performance – Western Europe July 2006; EMGE WE Woodfree Forecast, December 2006 Edition; Pöyry Forest Industry Consulting – World Paper Markets up to 2020; Pöyry Forest Industry Consulting: update on top European UCWF Producers, top European Office Paper Producers, European office and offset paper demand; Pöyry Forest Industry Consulting – UWF Market Issues (Project Magenta Update), March 8, 2007; and AC Nielson MBP Winning Brands Russia – Business to Business 2007;

in the case of Mondi Packaging South Africa: Paper Manufacturers Association of South Africa – "A Perspective on South Africa", 2006; BMI Foodpack – "Corrugated Industry Monitor – Quarter 4 2005", March 2006; and Paper Recycling Association of South Africa – "South African Recycling Facts for the year 2005", July 2006; and

- in the case of the Merchant and Newsprint Business: Paper Manufacturers Association of South Africa – South African Pulp and Paper Industry Statistical Data, January to December 2006; and Newsprint and Newspaper Industry Environmental Action Group, CACI and Abitibi.

Presentation of Information on South African Exchange Control

The information contained in Part XI: "South African Exchange Control" excluding the information contained under "South African Ministry of Finance Requirements" and "Restrictions on South African shareholders holding MPLC Ordinary Shares" has been extracted from the "Applicable Legislation" as described in paragraph 1 of Part XI: "South African Exchange Control".

Basis of presentation of information

The Group confirms that the information provided by third parties has been accurately reproduced. So far as the Group is aware and has been able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Certain market share information and other statements in this document regarding the paper and packaging market and the Group's position relative to its competitors are not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect the best estimates of the Group based upon information obtained from trade and business organisations and associations and other sources within the industries in which it competes, as well as information published by its competitors.

Presentation of Other Information

All times referred to in this document are, unless otherwise stated, references to UK time.

References to Defined Terms and Incorporation of Terms

Certain terms used in this document, including all capitalised terms and certain technical and other terms used in this document, are explained in Part XV: "Definitions" and Part XVI: "Glossary of Certain Industry Terms".

Forward-looking Statements

Certain statements in this document constitute "forward-looking statements". All statements other than statements of historical facts included in this document, including, without limitation, the Group's financial position, business strategy, plans and objectives of management or future operations (including development plans and objectives relating to the Group's products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the Group's actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which it will operate in the future. Important factors that could cause the Group's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed in Part II: "Risk Factors".

These forward-looking statements speak only as at the date of this document. Subject to any obligations under the Prospectus Rules, the Disclosure and Transparency Rules, the Listing Rules and the JSE Listings Requirements and save as required by law or regulations, the Group undertakes no obligation or undertaking to update publicly or review any forward-looking statement contained herein whether as a result of new information, future developments or otherwise.

All subsequent written and oral forward-looking statements attributable to the Group or individuals acting on behalf of the Group are expressly qualified in their entirety by this section. Prospective investors should specifically consider the factors identified in this document which could cause actual results to differ before making an investment decision.

PART III: SELECTED FINANCIAL INFORMATION

The table below sets out Mondi's selected financial information for the periods shown produced in accordance with IFRS except as described in the Basis of Preparation in Note 1 of Part VIII: "Financial Information". The data has been extracted without material adjustment or calculated from the audited financial information in Part VIII: "Financial Information". Investors should read the full text of this document, in particular Part VIII: "Financial Information", and not rely solely on this summary.

Summary combined and consolidated income statement

Income Statement Data	Year ended 31 December		
	2004	2005	2006
	(€ million other than basic earnings, underlying earnings and headline earnings per share)		
Group revenue	**5,385**	**5,364**	**5,751**
Materials, energy and consumables used	(2,537)	(2,624)	(2,960)
Variable selling expenses	(466)	(528)	(558)
Gross margin	**2,382**	**2,212**	**2,233**
Maintenance and other indirect expenses	(271)	(275)	(287)
Personnel costs	(873)	(862)	(874)
Other net operating expenses	(459)	(357)	(346)
Depreciation and amortisation	(320)	(332)	(349)
Underlying operating profit from subsidiaries and joint ventures	**459**	**386**	**377**
Operating special items	–	(203)	(78)
Operating profit from subsidiaries and joint ventures	**459**	**183**	**299**
Net profit/(loss) on disposals	18	10	(4)
Net (loss)/income from associates	(9)	5	5
Total profit from operations and associates	**468**	**198**	**300**
Investment income	70	71	70
Interest expense	(151)	(171)	(147)
Net finance costs	**(81)**	**(100)**	**(77)**
Profit before tax	**387**	**98**	**223**
Taxation charge	(108)	(89)	(94)
Profit for the financial year	**279**	**9**	**129**
Attributable to:			
Minority interests	52	32	51
Shareholders of the parent company	227	(23)	78
Basic earnings/(loss) per share (€ cents)[1]	43.9	(4.4)	15.1
Underlying earnings per share (€ cents)[1]	42.5	32.1	26.9
Headline earnings per share (€ cents)[1]	42.5	29.0	26.9

note:

[1] *See note 9 to the accounts included in Part VIII: "Financial Information"*

Summary combined and consolidated balance sheets

Balance Sheet Data	As at 31 December		
	2004	2005	2006
	(€ million other than net asset value per share and tangible net asset value per share)		
Total non-current assets	4,420	4,516	4,377
Cash and cash equivalents	473	667	415
Total other current assets	1,782	1,886	1,969
Assets held for sale	–	70	106
Total assets	**6,675**	**7,139**	**6,867**
Short term borrowings	(1,382)	(1,583)	(1,238)
Total other current liabilities	(1,075)	(1,021)	(1,016)
Medium and long-term borrowings	(644)	(710)	(656)
Total other non-current liabilities	(627)	(694)	(601)
Liabilities directly associated with assets classified as held for sale	–	(24)	(39)
Total liabilities	**(3,728)**	**(4,032)**	**(3,550)**
Net assets	**2,947**	**3,107**	**3,317**
Invested capital			
Anglo American investment in the Mondi Group	1,375	1,542	1,899
Retained earnings and other reserves	1,254	1,239	1,087
Total invested capital attributable to shareholders of the parent company	2,629	2,781	2,986
Minority interests	318	326	331
Total invested capital	**2,947**	**3,107**	**3,317**
Net asset value per share[1](€)	5.69	6.00	6.41
Tangible net asset value per share[2](€)	4.76	5.33	5.67

Notes:

[1] *Net asset value per share is net assets divided by the pro forma number of shares in issue.*

[2] *Tangible net asset value per share is net assets less intangible assets divided by the pro forma number of shares in issue.*

Selected cash flow information

	Year ended 31 December		
	2004	2005	2006
		(€ million)	
Net cash inflows from operating activities	688	434	588
Net cash used in investing activities	(767)	(507)	(575)
Net cash received/(used) in financing activities	66	257	(183)
Net (decrease)/increase in cash and cash equivalents	**(13)**	**184**	**(170)**
Cash and cash equivalents at end of year	355	574	358

Summary financial ratios

Financial Ratios and Other Data	Year ended 31 December		
	2004	2005	2006
		(€ million)	
EBITDA[1]	779	718	726
Underlying operating profit[2]	459	386	377
Net segment assets[3]	4,929	5,169	5,199
Net debt[4]	1,528	1,612	1,479
Capital employed[5]	4,422	4,667	4,757
Total invested capital[6]	2,947	3,107	3,317
EBITDA margin (%)[7]	14%	13%	13%
Operating profit margin (%)[8]	9%	7%	7%
Return on capital employed[9]	11%	9%	8%

Notes:

[1] *EBITDA is operating profit of subsidiaries and joint ventures before special items, interest, taxes, depreciation and amortisation.*

[2] *Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.*

[3] *Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.*

[4] *Net debt consists of short-term and medium-term borrowings, bank overdrafts and net of cash and cash equivalents and current financial asset investments.*

[5] *Capital employed is total invested capital plus net debt less financial asset investments and fixed asset investments plus loans to related parties.*

[6] *Total invested capital includes minority interests.*

[7] *EBITDA margin is EBITDA divided by group revenue.*

[8] *Operating profit margin is underlying operating profit divided by group revenue.*

[9] *Return on capital employed is underlying operating profit including share of associates' net earnings divided by average capital employed.*

PART IV: INDUSTRY OVERVIEW

Introduction

Mondi operates in the following broad industry sectors:

- the packaging sector, which includes packaging paper, paper-based packaging (primarily corrugated boxes, industrial bags and folding cartons) and non paper-based packaging made from materials including metal, glass, rigid plastics and flexible plastics; and
- the graphic paper sector, which includes uncoated woodfree paper, uncoated mechanical paper, coated woodfree paper, coated mechanical paper and newsprint.

Within the packaging sector, Mondi primarily competes in the global paper-based packaging value chain, with a smaller presence in the European plastic-based flexibles sector. In the graphic paper sector, Mondi primarily competes in the global uncoated woodfree paper value chain, with a presence in selected geographic markets in newsprint.

The global paper and paper-based packaging industry is cyclical and, like other industries, is largely affected by the relationship between demand and supply on both a local and global level. Due to the large amount of capital required and the long lead-times between the planning and completion of either a new facility or the upgrading of an existing production facility, capacity cannot be readily adapted to changes in demand. As a result, a decline in demand can result in industry overcapacity. The global industry is mature, and long-term demand and financial performance tend to correlate with changes in the global economy.

Production Process

Paper and paper-based packaging are made from softwood fibre, hardwood fibre and waste paper. Through a chemical, mechanical or de-inking pulping process, fibres are converted into pulp. Depending on the end-product that is being produced, different fibre sources and pulp processes are needed to give the product its key colour, strength and other characteristics. Mondi processes softwood fibre and hardwood fibre and has internal pulp-generating capabilities at most of its facilities to produce paper and packaging paper products. It also processes waste paper to make its paper and packaging paper products. Below is a simplified diagram of the paper and paper-based packaging value chain:

Simplified paper and paper-based packaging value chain[1]


Wood and waste paper (example raw materials)
Softwoods
(pine, spruce, long fibres)
Recovered paper
(old newspapers, office waste, corrugated cases)
Hardwoods
(eucalyptus, short fibres)
Pulp products
Mechanical pulp
Chemical pulp
De-inked pulp
Chemical pulp
Packaging papers (example products)
Kraft paper
Virgin cartonboard
Kraftliner
Testliner
Recycled cartonboard (boxboard)
Liquid packaging board
Containerboard
Corrugated cases
Wrappings, consumer bags, paper-based flexible packaging products and industrial bags (cements and chemicals)
Folding cartons (tobacco cartons)
Folding cartons (washing powder, cereal cartons)
Milk & fruit juice cartons
Paper products (example products)
Mechanical papers (printing papers containing wood)
Woodfree papers(2) (fine papers, writing papers)
Carbonless & speciality papers
Newsprint
Uncoated mechanical (supercalendered (SC) paper)
Coated mechanical (lightweight coated (LWC) paper)
Coated woodfree
Uncoated woodfree
Newspapers & directories
Matte finish magazines (e.g. travel brochures)
Glossy magazines
Annual reports, labels, direct mail
A4 copier, photo paper
Business forms, coloured papers

Notes:

(1) *Diagram excludes flexibles packaging which primarily uses non-paper materials.*

(2) *Woodfree papers may include a mixture of hardwood and softwood chemical pulp.*

Mondi is a vertically integrated paper and paper-based packaging producer operating at all stages of the value chain. In addition to using its products at the various stages of the value chain internally, it also sells them to third parties.

Packaging

According to Packaging Strategies,[3] the global packaging industry is currently estimated to generate revenues of approximately U.S.$450 billion per annum. It is estimated that approximately one-third of the industry comprises paper-based packaging products with the remaining two-thirds comprising mainly metal, glass and plastic (rigid and flexible) packaging. Customers select a packaging type based on a variety of characteristics including strength, weight, graphics, breakability, barrier technologies and price.

Mondi competes primarily in the paper-based segment of the global packaging industry and is active throughout the value chain, producing, processing and selling pulp, containerboard, kraft paper, corrugated packaging and industrial bags. In addition, Mondi operates a complementary flexibles business producing plastic-based flexible packaging and extrusion-coated and siliconised materials for various applications. The most important geographic market for Mondi's packaging products is Europe.

The rest of this section focuses on the primary segments of the packaging sector in which Mondi competes.

Containerboard and corrugated packaging

Containerboard and corrugated packaging are the two primary segments within the corrugated business. Containerboard is manufactured by converting mainly softwood pulp into kraftliner and waste-paper pulp into testliner and fluting. Corrugated packaging includes converting containerboard into corrugated boxes for the end customer. The largest competitors in Europe are typically integrated suppliers like Mondi which manufacture both containerboard and corrugated packaging and supply across a number of regions. In addition, there are a number of important regional competitors many of which are positioned as integrated suppliers, and some as non-integrated suppliers of either containerboard or corrugated packaging. Corrugated packaging is used primarily in the food, agricultural and durable and non-durable goods industries and is the most widely used form of packaging for the transportation of manufactured and bulk goods.

According to Pöyry Forest Industry Consulting, the global demand for containerboard currently is approximately 113 million tonnes per annum with its two largest markets, North America and Europe, currently accounting for 28 per cent and 24 per cent of consumption, respectively.

Demand for corrugated packaging in Europe was estimated by the International Corrugated Case Association ("ICCA") to be approximately 47 billion m^2 or around 25 million tonnes in volume terms in 2006, which management estimates to be worth approximately €19 billion in value terms based on prices in 2006. Demand is influenced by, amongst other things, general economic conditions, industrial production, globalisation, international trade and product substitution. The corrugated packaging sector is primarily comprised of boxes and point-of-purchase displays. Corrugated packaging is converted to customer specifications and can be in various sizes and shapes, with printing as an option to enhance the graphic qualities of the final product. According to the ICCA, demand for corrugated packaging in Europe grew by 2.7 per cent per annum in terms of tonnage from 2000 to 2006, driven by strong growth in Emerging Europe of 11 per cent per annum over the same period. ICCA expects demand to grow at a similar rate over the next several years with growth slightly higher in Western Europe compared to 2000-2006 and slightly lower in Emerging Europe compared to 2000-2006.

Between 2004 and 2006, European containerboard capacity increases totalled approximately 3.8 million tonnes, compared to capacity closures of approximately 2.4 million tonnes, giving a net increase in capacity over the period of approximately 1.4 million tonnes (excluding capacity creep). Management believes that recent significant capacity increases have now been absorbed into the market, and no new paper machines are announced to come on line in 2007 or 2008. In addition, the rationalisation of kraftliner capacity in North America has contributed to reduced imports to Europe.

The containerboard and corrugated packaging industry remains very fragmented in Europe. The top three corrugated packaging producers in Europe in 2006 (Smurfit Kappa, Svenska Cellulosa

[3] *Fifth Edition, Packaging by the numbers published by Packaging Strategies.*

Aktiebolaget and Mondi) accounted for around one-third of total containerboard and corrugated packaging capacity. Based on 2006 production capacity, Mondi is the third largest European producer of corrugated packaging[4], the fourth largest European producer of containerboard[5] and the second largest European producer of kraftliner[6].

Management believes that prices of corrugated packaging products are determined by a combination of the cost of containerboard as the primary underlying raw material and the supply-demand dynamics in the converting segment in which the relevant business operates. In Europe, market prices for containerboard experienced a downward trend with some fluctuations in the period from 2000 as excess capacity negatively affected the balance between supply and demand. However, since late 2005, containerboard prices have recovered, reaching levels last seen in 2001.


Containerboard
Kraftliner 175 g
Testliner 2
EUR/tonne
650
600
550
500
450
400
350
300
250
200
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source of data used: Pöyry Forest Industry Consulting.

Kraft paper and industrial bags

Kraft paper is high-strength paper produced out of virgin-based fibre. Globally approximately 46 per cent of kraft paper is used in the production of multi-wall bags (or industrial bags) which are mainly used in the building industry (often referred to as sack kraft paper). The remaining 54 per cent is used in the production of consumer bags, paper-based flexible packaging and wrapping paper.

The industrial bag sector comprises paper bags, which are produced from kraft paper, and plastic bags (polypropylene woven bags and polyethylene bags). The primary uses for industrial bags include building materials, chemicals, lawn and garden materials, agricultural products, and animal and pet food.

Mondi is the leading European[7] and global[8] manufacturer of kraft paper based on production capacity. It is also the European number one in industrial bags[9], based on sales, and is estimated by management to be the largest supplier of industrial bags in the world. Mondi's primary geographic exposure in these segments is to Europe although it also has significant exposure to export markets in kraft paper. Management has estimated that the European demand for kraft paper and industrial bags is currently approximately €4 billion in revenue terms per annum.

According to Pöyry Forest Industry Consulting, European demand for kraft paper in 2005 was around 3.1 million tonnes which is expected to slightly increase in the future. However, kraft paper supplied for multi-wall bags, which was slightly decreasing in the past, is expected to stagnate in the future.

---

[4] *Management estimate based on ICCA Global Forecast and Analyses 2005-2009 and SCA Annual Report 2006.*
[5] *Pöyry Forest Industry Consulting – research for Mondi, provided 2007.*
[6] *Pöyry Forest Industry Consulting – research for Mondi, provided 2007.*
[7] *Source: RISI European Paper Packaging Capacity Report – 2006*
[8] *Source: Pöyry Forest Industry Consulting – research for Mondi provided 2007*
[9] *Source: Freedonia – Global Industrial Bag Market Assessment 2006 – study prepared for Mondi*

Industrial bag demand can be measured in tonnes or by the number of bags (units) produced. According to Freedonia, demand for industrial bags amounts to approximately 81.7 billion units or €17.2 billion per annum globally. Global industrial bag demand comprises 28.2 billion units of paper bags (or 34.5 per cent of global demand) and 53.5 billion units of plastic and woven polypropylene bags (or 65.5 per cent of global demand). In Europe, the relative share of paper industrial bags is around 51 per cent whereas paper industrial bags account for 60 per cent of total industrial bags in North America.

European industrial bag demand was approximately 14.5 billion units or 1.9 million tonnes in 2005, with paper industrial bags accounting for approximately 7.4 billion units, or 51 per cent of this demand, and plastic and woven polypropylene industrial bags accounting for the remaining 7.1 billion units. Management estimates that total European demand for industrial bags in tonnes grew slightly from 2000 to 2006, with European demand for paper industrial bags in tonnes slightly declining over the same period. However, unit sales were flat due to the changes towards lighter and smaller bags. Demand in Europe for industrial bags is expected to grow by 2 per cent per annum in units and decline in tonnes over the next few years as the current trend of weight reduction per unit is expected to continue. Plastic industrial bags are expected to continue to take market share from paper industrial bags.

Over the period 2004 to 2005, prices for kraft paper were relatively weak which management believes was due to an unfavourable supply-demand ratio and a weak European economy. Since the second half of 2005, the market has improved as the overall European economy has improved. Due to the integrated nature of kraft paper and industrial paper bag production, market prices for kraft paper have a significant impact on prices for industrial paper bags.


Kraft Paper
Unbleached sack kraft paper
EUR/tonne
850
800
750
700
650
600
550
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source of data used: Pöyry Forest Industry Consulting.

Flexibles

The flexibles sector is fragmented and includes many different products serving numerous end-uses. Flexibles products are primarily plastic films and paper-based products that are engineered to provide specific characteristics required to meet the needs of the relevant end-use.

Mondi operates in three primary product segments of the flexibles market: release liner, extrusion coating and consumer flexibles.

Management estimates that the release liner segment currently generates around €1.5 billion of sales annually in Europe. Release liners are sold to the pressure-sensitive adhesive industry (tapes, labels, graphics and other products). According to Alexander Watson Associates, demand for release liner products in Europe grew by around 4 per cent by volume and 5.5 per cent by value per annum from 2000 to 2006 and is expected to grow by around 3 per cent by volume per annum between 2006 and 2010 in Europe. With a market share that management estimates to be 9 per cent, management believes that Mondi is the third largest producer of release liner in Europe. Management believes that its major competitors in Europe are Avery Dennison, Huhtamaki, Loparex and UPM Kymmene (trading as Raflatac).

Management estimates that the extrusion coating (excluding liquid board) segment generates approximately €3.2 billion of sales in Europe per annum. This segment includes barrier coated industrial paper (for example, reel and ream wrapping and industrial bags) and technical products for industries such as the building sector and automotive sector. Management believes that demand for extrusion coated products in Europe grew by around 2 per cent per annum from 2000 to 2006 and expects market growth of 2 per cent per annum between 2006 and 2010. Management estimates that Mondi is the number two supplier by sales of extrusion coating products (excluding liquid board) in Europe. Management believes that its major competitors in Europe are Amcor, Schoeller, Stora Enso and Walki Wisa.

According to PCI Films Consulting Ltd, the consumer flexibles segment generates approximately €9.3 billion of sales annually in Europe and grew by around 1 per cent per annum in value terms in the period from 2003 to 2005. This segment covers a wide range of applications which embraces the manufacture, supply and conversion of plastic and cellulose films, aluminium foils and papers. The segment can be further divided into flexible material used for food applications, which currently represents approximately 76 per cent of total European demand, and non-food applications (including pet food), which currently accounts for approximately 24 per cent of European demand.

According to PCI Films Consulting Ltd, the European consumer flexibles segment is a mature segment with value growth forecasts of approximately 1.4 per cent per annum until 2010. This is mainly driven by substantial growth of more than 6 per cent per annum in Emerging Europe, which management believes is due to the fact that many of the larger FMCG companies are building plants in lower-cost locations. Western Europe, which currently accounts for approximately 87 per cent of European consumer flexibles sales, is relatively stagnant with estimated growth rates of around 0.6 per cent per annum until 2010. Mondi is a top 10 supplier of consumer flexibles products in Europe[10]. The top five European suppliers are Alcan Packaging, Amcor Flexibles, Clondalkin, Constantia and Sealed Air Cryovac, which together accounted for around 44 per cent of total European consumer flexibles sales in 2005.

Graphic Paper

The graphic paper sector includes uncoated woodfree paper, uncoated mechanical paper, coated woodfree paper, coated mechanical paper and newsprint. Mondi principally competes in the uncoated woodfree paper and newsprint segments of the graphic paper sector. Management believes total global demand for graphic paper currently is approximately 155 million tonnes per annum, with uncoated woodfree paper and newsprint currently accounting for approximately 35 per cent and 25 per cent of demand, respectively.

Uncoated woodfree paper

Uncoated woodfree paper is primarily produced from chemical pulp. The end use for uncoated woodfree paper is mainly printer and copier paper; however, the segment includes a wide range of speciality grades including coloured cut-size paper, label and release, security and other customised applications. Uncoated woodfree paper has a broad customer base including paper merchants, office equipment manufacturers, office suppliers, retailers and printers. Key success factors in the uncoated woodfree paper sector include delivered price, quality and service.

According to Pöyry Forest Industry Consulting, the current global demand for uncoated woodfree paper is approximately 54 million tonnes per annum with its three largest markets, North America, Europe and China, currently accounting for 26 per cent, 22 per cent and 21 per cent of consumption, respectively.

Demand for uncoated woodfree paper in Europe is split into two segments: offset paper (primarily folio and reel paper) and cut-size office paper (primarily multifunctional office paper). Pöyry Forest Industry Consulting estimates that demand by volume for uncoated woodfree paper is split approximately 59 per cent for offset paper and approximately 41 per cent for cut-size office paper (or, in value terms, is split approximately 55 per cent for offset paper and 45 per cent for cut-size office paper).

Demand for uncoated woodfree paper in Europe had an annual growth rate of 3 per cent from 2000 to 2006, driven by strong growth in office paper of 4 per cent per annum over the same period. Within the office paper segment, growth was mainly attributable to a strong growth in Emerging Europe with an annual growth rate of 7 per cent between 2005 and 2006. According to EMGE, historically, demand for uncoated woodfree paper in Europe has been linked primarily to GDP. However, in recent years this link has been decoupled. From 2000 to 2004, the cut-size office paper segment continued to grow with

[10] *Source: PCI Films Consulting*

GDP; however, the offset paper segment experienced growth rates below GDP. According to Pöyry Forest Industry Consulting, key factors affecting the consumption of uncoated woodfree paper include:

- global and regional economic conditions;
- growing demand for office paper due to increased usage of printers, personal computers and copiers;
- growing demand in the emerging markets, including Emerging Europe, Latin America and Asia-Pacific (excluding Japan) as per capita income increases; and
- in the more mature markets, including North America and Western Europe, demand is expected to grow at slower rates as the usage of electronic transmission and document storage increases.

According to Pöyry Forest Industry Consulting, demand for uncoated woodfree paper in Europe is expected to continue to grow moderately, with Emerging Europe continuing to exhibit the strongest growth rates in the region. The global production capacity of uncoated woodfree paper is expected to continue to grow in line with demand over the next several years, with the majority of expected new capacity being built in Asia (excluding Japan) primarily to service the growing demand for uncoated woodfree paper in China. In 2006, 180,000 tonnes of capacity closures were announced in Europe and a further 540,000 tonnes of European closures have been announced for 2007[11]. The only announced major expansion project in Europe is a new 500,000 tonne per annum machine at Portucel's Setubel mill.

The uncoated woodfree paper sector remains relatively fragmented in Europe with the five largest producers currently representing approximately 62 per cent of production capacity. Mondi is the second largest producer of uncoated woodfree paper in Europe[12] and the largest producer of uncoated woodfree paper in Africa[13] by production capacity. In addition, Mondi is the largest producer of office paper in Europe[14] and Africa[15] by production capacity. Within Europe, Mondi competes against large, global manufacturers, including International Paper Company, M-Real, Portucel, Stora Enso, UPM and others.

In Europe, market prices for uncoated woodfree paper declined from mid-2000 until mid-2005. Market prices stabilised in the second half of 2005, and 2006 saw a small recovery with the upward trend continuing into 2007, with uncoated woodfree paper prices in Europe coming back to the level of the last quarter of 2004.



Uncoated Woodfree A4 B Grade Office Paper
EUR/tonne
1200
1100
1000
900
800
700
600
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source of data used: Pöyry Forest Industry Consulting.

[11] Source: The confederation of European Fine Paper Industries – Statistics Group March 1, 2007

[12] Source: Pöyry Forest Industry Consulting – UWF Market Issues (Project Magenta Update) March 8, 2007 and EMGE WE Woodfree Forecast, December 2006

[13] Source: Pöyry Forest Industry Consulting – UWF Market Issues (Project Magenta Update) March 8, 2007

[14] Source: Pöyry Forest Industry Consulting – UWF Market Issues (Project Magenta Update) March 8, 2007

[15] Source: Pöyry Forest Industry Consulting – UWF Market Issues (Project Magenta Update) March 8, 2007

Merchanting

Paper and packaging paper are generally sold to publishers, printers and producers of packaging through dedicated sales organisations, agents, representatives and brokers. Smaller paper users, however, cannot be covered efficiently by the dedicated sales organisation of a paper company. Small printers, offices, paper and office products supply stores and other small businesses place orders that are too small and may contain too many different product specifications for a paper producer to serve directly from mill production. Paper merchants purchase paper in larger quantities from paper producers, then generally warehouse the paper and sell it in smaller lots to these buyers, providing a high level of local service and short delivery lead-times. As office papers are extensively used by small businesses, commercial printers, offices and homes, paper merchants are a particularly important sales channel for office papers.

Europapier is the Group's paper merchant business focusing on Austria and Emerging Europe. Its customers include printing houses, publishers, advertising agencies, banks and retail chains. Europapier offers its customers both Mondi's own products and those of other manufacturers.

Newsprint

Newsprint is used mainly for newspaper printing. According to World Press Trends[16], the customer base is relatively consolidated and comprises primarily the large newspaper publishers.

According to Pöyry Forest Industry Consulting, global newsprint paper consumption currently is about 39 million tonnes per annum with its largest markets, Western Europe and North America, currently accounting for 27 per cent and 26 per cent of consumption, respectively.

The Group's newsprint operations are in the UK, South Africa and Russia. The Group is only a small producer of newsprint in global and European terms, although it benefits from strong positions in the UK and South Africa[17]. The Group's key area of supply in Europe is the UK where it competes against UK newsprint producers, Bridgewater Paper Co. Ltd and Shotton Paper Company (part of the UPM group), as well as several large multi-national newsprint producers, including Holmen, Norske Skog and Stora Enso, while in South Africa its principal competitors are Sappi Limited together with international newsprint companies.

[16] *2006 Edition, published by World Association of Newspapers.*

[17] *Source: Abitibi, CACI, Newsprint and Newspaper Industry Environmental Action Group, PAMSA – South African Pulp and Paper Industry, Statistical Data, January to December 2006 and PAMSA 2006/2007 – A Perspective on South Africa.*

The following information should be read in conjunction with the more detailed information appearing elsewhere in this document, including the financial and other information in Part VII: "Operating and Financial Review" and Part VIII: "Financial Information".

General

Overview

Mondi is an integrated paper and packaging group with sales of €5,751 million in 2006. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. The Group is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper. In addition, it has merchant operations which focus on Austria and Emerging Europe and newsprint operations in South Africa, the UK and Russia.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. Furthermore, it has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products.

The Group has production operations in 112 locations across 34 countries. The Group averaged approximately 34,000 employees during 2006.

Group History

In 1967, Anglo American founded Mondi in South Africa to build what became the Merebank mill near Durban in South Africa and expanded both through acquisitions and organic growth to become one of the leading paper and packaging groups in Southern Africa. In the early 1990s, the Group entered Europe with the acquisition of a 49 per cent interest in Neusiedler AG, an Austrian-based paper group, and the acquisition of a 44 per cent interest in Frantschach AG, an Austrian-based packaging group, which in turn held the remaining 51 per cent in Neusiedler AG. Mondi Packaging Europe was subsequently formed following the acquisition in 1999 of the corrugated packaging assets of Amcor in the UK and France.

In 2004, the Group was reorganised into global product groups with the formation of two primary businesses – Mondi Packaging and Mondi Business Paper. The remainder of the Group consists of the South African packaging business (Mondi Packaging South Africa), the European paper merchant group (Europapier) and the UK and South African newsprint businesses (Aylesford Newsprint and Mondi Shanduka Newsprint, respectively).

The Mondi Packaging business combined Frantschach AG, Mondi Packaging Europe and containerboard operations in Syktyvkar, Russia and in Richards Bay, South Africa, and the Bauernfeind Group which was acquired in early 2004.

The Mondi Business Paper business combined Neusiedler AG (including the uncoated woodfree paper, newsprint and pulp production operations and related forestry operations in Syktyvkar, Russia) and South African operations including uncoated woodfree paper operations in Merebank, the pulp mill and woodchip operations in Richards Bay and related forestry operations.

Key events in the development of the Group since 2000 include:

Year	Event	Location	Business
2000	Increased ownership interest in Neusiedler AG to 100 per cent	Europe	Mondi Business Paper
2000	Increased ownership interest in Frantschach AG to 70 per cent	Europe	Mondi Packaging
2000	Acquisition of 25 plants and mills from Assi Domän by the Frantschach group	Europe	Mondi Packaging – Bag and Flexibles

Year	Event	Location	Business
2000	Acquisition of 50 per cent and an option to acquire a further 1 per cent of the Ružomberok mill (subsequently exercised in 2006)	Slovakia	Mondi Business Paper
2000	Acquisition of Cofinec and subsequent disposal of Cofinec's folding carton business in Hungary	Hungary/ Poland	Mondi Packaging – Flexibles
2001	Acquisition of Danisco Pack UK's corrugated operations	UK	Mondi Packaging – Corrugated
2002	Increased ownership interest in the Syktyvkar mill to over 90 per cent which increased thereafter to 97.88 per cent	Russia	Mondi Business Paper
2002	Acquisition of eight plants from La Rochette	France/UK	Mondi Packaging – Corrugated
2003	Rebuild of PM18 paper machine in Ružomberok	Slovakia	Mondi Business Paper
2003	Divestiture of four corrugated packaging plants and one folding carton plant	Europe	Mondi Packaging
2004	Expansion of pulp mill in Ružomberok	Slovakia	Mondi Business Paper
2004	Acquisition of bag converting business of Copamex	Mexico	Mondi Packaging – Bag
2004	Acquisition of the Roman Bauernfeind Group	Europe	Mondi Packaging – Corrugated
2004	Increased ownership interest in Frantschach AG from 70 per cent to 100 per cent, thereby increasing effective ownership interest in the Swiecie operations, Poland, from 60 per cent to 71 per cent	Europe	Mondi Packaging
2004	Sale of 42 per cent of Mondi Shanduka Newsprint to Shanduka Newsprint (Pty) Ltd	South Africa	Newsprint and Merchant Businesses
2004	Closure of two packaging paper mills	Europe	Mondi Packaging
2004	Reorganisation of the Group along global product lines as outlined above	–	–
2005	Sale of 42 per cent of Mondi Packaging South Africa to Shanduka Packaging (Pty) Ltd	South Africa	Mondi Packaging South Africa
2005	Disposal of the Dunaújváros mill with termination of uncoated woodfree office paper production at the mill in October 2006	Hungary	Mondi Business Paper
2005	Expansion of pulp mill in Richards Bay	South Africa	Mondi Business Paper
2005	Rebuild of PM31 paper machine in Merebank	South Africa	Mondi Business Paper
2005	Divestiture of nine corrugated packaging plants and one flexibles plant	Europe	Mondi Packaging
2006	Acquisition of Akrosil	Netherlands/ US	Mondi Packaging – Flexibles
2006	Acquisition of the Papierfabrik Stambolijski mill	Bulgaria	Mondi Packaging – Bag
2006	Acquisition of remaining 25.04 per cent of Mondi Packaging IPI S.p.A.	Italy	Mondi Packaging – Bag
2006	Acquisition of Schleipen & Erkens	Italy/ Germany	Mondi Packaging – Flexibles
2006	Acquisition of NBG Special Coatings	Austria	Mondi Packaging – Flexibles

Year	Event	Location	Business
2006	Acquisition of Peterson Barriere	Norway	Mondi Packaging – Flexibles
2006	Divestiture of seven corrugated packaging, one bag converting and two flexibles plants(1)	Europe, Asia, Africa	Mondi Packaging
2007	Divestiture of five corrugated packaging plants	Europe	Mondi Packaging – Corrugated
2007	Acquisition of NAPIAG	Austria	Mondi Packaging – Flexibles
2007	Divestiture of 40 per cent stake in Bischof + Klein	Europe	Mondi Packaging – Flexibles
2007	Acquisition of Lenco(2)	South Africa	Mondi Packaging South Africa
2007	Disposal of 5.34 per cent of Mondi Packaging Swiecie SA(3)	Poland	Mondi Packaging – Corrugated
2007	Acquisition of Ultrapack(4)	Poland	Mondi Packaging – Corrugated

Notes:

(1) The completion of the disposal of Mondi Packaging's corrugated packaging plant in China is still subject to regulatory approval.

(2) Completion of the acquisition of Lenco is still subject to certain conditions, including regulatory approval.

(3) Mondi disposed of 5.34 per cent of Swiecie in order to avoid the requirement to make a mandatory offer for the remaining shares in Swiecie pursuant to Polish securities law which would be triggered as a result of the Demerger.

(4) Completion of the acquisition of Ultrapack is subject to regulatory approval.

As part of the Group's acquisition programme outlined in the paragraph entitled "Strategy" in this Part V, Mondi Packaging is investigating a number of potential acquisition opportunities. The largest and most advanced of these is the acquisition of Tire Kutsan in Turkey. Mondi Packaging is currently in discussion with the major shareholders of Tire Kutsan, but there is no guarantee that this acquisition will proceed.

The Group's total paper production volumes have more than doubled in the period from 2000 to 2006 from approximately 2.8 million tonnes to approximately 5.8 million tonnes per annum, which implies a compound annual growth rate of 13.1 per cent over this period. Management estimates that approximately 1.8 million tonnes of its growth was the result of acquisitions and approximately 1.2 million tonnes reflects organic growth, of which 0.5 million tonnes is subsequent growth on acquired assets.

The table set out below shows highlights of the Group's financial performance over the past five years:

	Year ended 31 December				
	2002(1) UK GAAP	2003(1) UK GAAP	2004(1) IFRS	2005(2) IFRS	2006(2) IFRS
	(€ million, except for percentages)				
Group revenue(3)	5,051	4,968	5,385	5,364	5,751
Underlying operating profit(4)	686	579	459	386	377
Underlying operating profit margin (%)(5)	13.6%	11.7%	8.5%	7.2%	6.6%
ROCE(6)	21%(7)	17%(7)	11%	9%	8%

Notes:

(1) The Group's results for the years ended 31 December 2002 and 31 December 2003 other than ROCE are US dollar numbers extracted from Anglo American's audited annual report and accounts for that year and translated into euro at the annual average exchange rate for the period.

(2) Extracted without material adjustment or calculated from the audited financial information in Part VIII: "Financial Information".

(3) Group revenue includes revenue of subsidiaries and proportionate share of revenue of joint ventures.

(4) Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.

(5) Underlying operating profit margin is underlying operating profit divided by group revenue (including share of joint ventures).

(6) Return on capital employed (ROCE) is underlying operating profit including share of joint ventures' and associates' net earnings divided by average capital employed.

(7) Group ROCE for 2002 and 2003 is extracted from the Mondi International Abridged Annual Report 2002 (unaudited) and Mondi International Abridged Annual Report 2003 (unaudited).

The Demerger and the DLC Structure

In October 2005, Anglo American announced that it had undertaken a major strategic review of its business that would lead to a rationalisation and simplification of its portfolio, with an increased focus on Anglo American's controlled mining businesses. Following this review, Anglo American announced in February 2006 its plans to list Mondi on the London Stock Exchange and, on 21 February 2007, it announced that approval in principle had been received from the regulatory authorities in South Africa to implement its plan to demerge Anglo American's interests in Mondi through a "dual listed company" structure.

Since announcing its intention to demerge Mondi, Anglo American has considered a number of options relating to the Demerger and has been in discussions with the regulatory authorities in South Africa in relation to the implementation of a demerger transaction. Having regard to Mondi's South African heritage, and the significant activities of the Group which continue to be carried on in South Africa, coupled with the Group's major activities in Europe, a conclusion was reached that a "dual listed company" structure best met the requirements of the South African authorities to have a primary listing on the JSE whilst also providing a primary listing of shares on the London Stock Exchange for Anglo American's non-South African shareholders. The structure will comprise MLTD, a South African company holding the Group's South African assets, and MPLC, a UK incorporated company holding the Group's non-South African assets, linked in a dual listed company structure familiar to the investment community.

If the Demerger becomes effective, Mondi will comprise an integrated corporate group established under the DLC Structure with "dual holding companies"—MPLC, listed on the London Stock Exchange with a secondary listing on the JSE, and MLTD, listed on the JSE. Anglo American Shareholders will receive both MPLC Ordinary Shares and MLTD Ordinary Shares or MLTD Depositary Interests as a result of the Demerger and will also continue to hold their New Anglo American Ordinary Shares following the Demerger. Mondi and Anglo American will operate independently of each other as separately listed and publicly traded groups.

The Directors believe that the primary listings of Mondi on the London Stock Exchange and the JSE will raise the profile and status of Mondi and will in due course provide more direct access to public sources of long-term finance.

Business Structure

The following chart summarises the Group's current business structure[1]:


Mondi
Mondi Packaging
Mondi Business Paper(3)
Mondi Packaging South Africa(4)
Newsprint and Merchant Businesses
Corrugated(2) Business
Bag Business
Flexibles Business
Europapier(5)
Aylesford Newsprint(6)
Mondi Shanduka Newsprint(7)

Notes:

(1) This is the organisational structure. It does not reflect the DLC Structure.

(2) Includes Mondi Packaging Swiecie SA, a material subsidiary of Mondi Packaging, which is 66 per cent owned by Mondi Packaging.

(3) The following material subsidiaries of Mondi Business Paper are not wholly-owned:

- *Mondi Business Paper SCP (Mondi has a 51 per cent ownership interest);*
- *Mondi Business Paper Syktyvkar (Mondi has a 97.88 per cent ownership interest); and*
- *Mondi Business Paper Hadera Ltd (Mondi has a 50.1 per cent ownership interest).*

(4) The Group has a 55 per cent ownership interest in Mondi Packaging South Africa. 40 per cent is owned by Shanduka Packaging (Pty) Ltd and 5 per cent is owned by Mondi Employee Investment Company Limited.

(5) The Group has a 90 per cent ownership interest in Europapier. The remaining 10 per cent is owned by Sipidan Privatstiftung, an investment vehicle controlled by the chief executive of Europapier.

(6) Aylesford Newsprint is the subsidiary of a joint venture between Mondi and Svenska Cellulosa Aktiebolaget which each own 50 per cent in the joint venture company.

(7) The Group has a 50 per cent ownership interest in Mondi Shanduka Newsprint. Shanduka Packaging (Pty) Ltd owns 42 per cent, Mondi Employee Investment Company Limited owns 4 per cent and 4 per cent has been set aside for Mondi Shanduka Community Trust.

The following table presents key financial data relating to the Group for the periods shown in accordance with IFRS except as described in the Basis of Preparation in note 1 of Part VIII: "Financial Information". Unless otherwise indicated, the data has been extracted without material adjustment, or calculated from the audited financial information in Part VIII: "Financial Information".

	Year ended 31 December		
	2004	2005	2006
	(€ million, except for percentages and personnel data)		
Segment revenue (including inter-segment)			
Mondi Packaging	2,848	2,902	3,167
Mondi Business Paper	1,766	1,752	1,889
Mondi Packaging South Africa	348	359	360
Merchant and Newsprint businesses	521	509	539
Corporate and other businesses	65	35	31
Total revenue	5,548	5,557	5,986
– of which inter-segment revenue	(163)	(193)	(235)
Total Group revenue	5,385	5,364	5,751
EBITDA[1]			
Mondi Packaging	423	407	412
Mondi Business Paper	256	247	237
Mondi Packaging South Africa	51	42	46
Merchant and Newsprint businesses	48	40	48
Corporate and other businesses	1	(18)	(17)
Total EBITDA	779	718	726
Underlying operating profit[2]			
Mondi Packaging	247	225	226
Mondi Business Paper	143	129	104
Mondi Packaging South Africa	40	32	35
Merchant and Newsprint businesses	28	18	29
Corporate and other businesses	1	(18)	(17)
Underlying operating profit	459	386	377
Net segment assets[3]			
Mondi Packaging	2,472	2,338	2,494
Mondi Business Paper	1,904	2,332	2,231
Mondi Packaging South Africa	230	237	195
Merchant and Newsprint businesses	275	248	252
Corporate and other businesses	48	14	27
Total net segment assets	4,929	5,169	5,199
Return on net segment assets[4]			
Mondi Packaging	12%	9%	9%
Mondi Business Paper	8%	6%	5%
Mondi Packaging South Africa	19%	14%	16%
Merchant and Newsprint businesses	12%	7%	12%
Group RONA	10%	8%	7%
Group ROCE[5]	**11%**	**9%**	**8%**
Group monthly average employees (thousands)	40	37	34

Notes:

(1) EBITDA is operating profit of subsidiaries and joint ventures before special items, interest, taxes, depreciation and amortisation.

(2) Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.

(3) Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.

(4) Return on net segment assets (RONA) is underlying operating profit divided by average net segment assets. Net segment assets is defined in (3) above.

(5) Return on capital employed (ROCE) is underlying operating profit including share of associates' net earnings divided by average capital employed.

In 2006, 51 per cent of the Group's sales were in Western Europe, 23 per cent were in Emerging Europe, 10 per cent were in South Africa and the remaining 16 per cent were in the rest of the world, predominantly in Asia and Australia. The following table presents the Group's revenue in various geographic areas for the periods indicated and is extracted without material adjustment from the audited financial information in Part VIII: "Financial Information".

	Year ended 31 December		
	2004	2005	2006
		(€ million)	
Group revenue by destination			
Western Europe	2,841	2,819	2,932
Emerging Europe	965	1,150	1,309
South Africa	692	635	592
Rest of World	887	760	918
Total	**5,385**	**5,364**	**5,751**

In 2006, 36 per cent of the net segment assets (as defined in note (1) below) of the Group were employed in Western Europe, 36 per cent were in Emerging Europe, 25 per cent were in South Africa and the remaining 3 per cent were in the rest of the world. The following table presents the Group's net operating assets employed by the Group by geographical area for the periods indicated and is extracted without material adjustment from the audited financial information in Part VIII: "Financial Information".

	Year ended 31 December		
	2004	2005	2006
		(€ million)	
Net segment assets employed by the Group, by geographical area(1)			
Western Europe	1,969	1,804	1,874
Emerging Europe	1,636	1,718	1,854
South Africa	1,209	1,486	1,297
Rest of World	115	161	174
Total	**4,929**	**5,169**	**5,199**

Note:

(1) Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.

Strengths

On the basis of return on capital employed, the Group believes that, on average, it has performed better than its peers[18] during the period from 2001 to 2006. Management believes that the key strengths which resulted in this performance are:

Strong market position

Leading market positions

The Group has leading positions in many of the sectors in which it operates. Currently, it is the:

- largest producer of kraft paper[19] and the second largest producer of kraftliner in Europe based on production capacity[20];
- largest industrial bag manufacturer in Europe based on sales[21];
- largest producer of office paper[22] and second largest producer of uncoated woodfree paper[23] in Europe based on production capacity; and

[18] Based on annual reports of Domtar, DS Smith, International Paper, Mead Westvaco, M-real, PCA, Portucel, Sappi, Smurfit-Stone, Stora Enso, Svenska Cellulosa Aktiebolaget, UPM and Weyerhaeuser and, in respect of Smurfit Kappa, the 2007 IPO prospectus and quarterly filings of Jefferson Smurfit Group. Return on capital employed (ROCE) is underlying profit including share of associates' net earnings divided by average capital employed.

[19] Source: RISI European Paper Packaging Capacity Report – 2006

[20] Source: Pöyry Forest Industry Consulting – research for Mondi, provided 2007.

[21] Source: Freedonia - Global Industrial Bag Market Assessment 2006 study prepared for Mondi.

[22] Source: Pöyry Forest Industry Consulting – UWF Market Issues (Project Mondi Update) March 8, 2007

[23] Source: Pöyry Forest Industry Consulting – UWF Market Issues (Project Mondi Update) March 8, 2007

- largest producer of corrugated packaging in South Africa based on sales[24], and the largest producer of office paper[25], uncoated woodfree paper[26] and newsprint[27] in South Africa based on production capacity.

In addition, management believes that Europapier (the Group's paper merchant business) is currently the largest paper merchant by sales in Austria and has leading positions in a number of countries in Emerging Europe.

High exposure in strong growth locations

The Group has positioned its operations to exploit opportunities in a number of emerging markets with net segment assets employed by the Group in emerging markets accounting for 62 per cent of the Group's total net segment assets as at 31 December 2006.

Strong asset base

Low-cost production

A number of the Group's pulp and paper mills enjoy a favourable low-cost production advantage such as the Syktyvkar mill in Russia, the Richards Bay and Merebank mills in South Africa, the Steti mill in the Czech Republic, the Swiecie mill in Poland and the Ružomberok mill in Slovakia[28].

The primary reason for this cost advantage is the Group's focus on investment in mills which enjoy inherent cost advantages due to their geographic location in lower operating cost environments. Cost advantages in these regions typically come from lower wood, energy and personnel costs.

The Group has sought to build on its low-cost production advantage by focusing capital spent on expansion of sites located in lower-cost regions. Over the period from 2004 to 2006 the Group invested approximately €1.1 billion in lower-cost emerging markets such as Emerging Europe and South Africa, of which approximately 66 per cent was spent on expansion. Major expansion projects included the pulp mill expansions at Ružomberok, Slovakia and Richards Bay, South Africa in 2004 and 2005, respectively, and the rebuild of the PM31 machine at the Merebank mill, South Africa in 2005. In comparison, during this period the Group invested approximately €0.5 billion in mature markets such as Western Europe, of which approximately 53 per cent was spent on expansion.

In line with this strategy, and given the anticipated growing demand for uncoated woodfree paper and containerboard in Russia, the Group has recently approved a €525 million modernisation and expansion of its low-cost Syktyvkar mill in Russia, subject to obtaining the necessary operating permits and agreement on governmental support and the fiscal regime surrounding the project. Key facets of the project include new wood handling facilities, recovery boiler, turbine, lime kiln and pulp dryer, in addition to upgrades to the two chemical pulp lines and rebuilds of the PM14 uncoated woodfree paper machine and the PM21 containerboard machine. Benefits of this project will include lower operating costs, improved efficiencies, expanded electricity generating capacity, an increase of 190,000 tonnes per annum in pulp production capacity (of which 60,000 tonnes per annum will be market pulp), an increase of 52,000 tonnes per annum in uncoated woodfree paper production capacity, an increase of 46,000 tonnes per annum in containerboard production capacity and a reduced environmental footprint. Management believes that the additional uncoated woodfree paper and containerboard production will be absorbed by the growing domestic demand in Russia. Completion of the project is planned for mid-2010.

A further project aimed at exploiting the Group's low-cost position in Emerging Europe involves the investment in a new lightweight recycled containerboard machine with a production capacity of 470,000 tonnes per annum at the Swiecie mill in Poland. The project includes a new corrugated box plant with a capacity of approximately 250 million m^2 per annum board production. Total investment in the project is estimated at €350 million. In addition, Mondi is also investigating the option of investing in its own waste paper collection operation in Poland. The project is currently at the advanced feasibility stage and has been approved by the Mondi Board subject to completion of the Demerger and agreement on the level of available governmental support. The paper machine will be owned and operated by Mondi Packaging Swiecie SA, a 66 per cent held subsidiary. The new paper machine is expected to be the clear cost leader

---

[24] *Source: BMI Foodpack – Corrugated Industry Monitor – Quarter 4 2005, March 2006*

[25] *Source: Pöyry Forest Industry Consulting – UWF Market Issues (Project Magenta Update) March 8, 2007*

[26] *Source: Pöyry Forest Industry Consulting – UWF Market Issues (Project Magenta Update) March 8, 2007*

[27] *PAMSA 2006/2007 – A Perspective on South Africa*

[28] *Source: Pöyry Forest Industry Consulting*

in Europe, combining the benefits of the low operating cost environment in Emerging Europe with the synergy benefits that come from utilising the infrastructure of an existing mill and supporting sales and distribution structures. Furthermore, it offers exposure to the high growth lightweight containerboard segment, supported by a fast-growing manufacturing sector in Emerging Europe which has resulted in a recycled containerboard supply deficit in the region of around 0.7 million tonnes in 2006. Management believes the incremental annual production volume from this project will not have a significant disruptive impact on market supply/demand fundamentals.

Mondi seeks to negotiate investment incentives and/or government protections when making new/ additional investments in certain countries. However, none of the Mondi Group operations are subject to material governmental incentives.

Management believes that, while significant investment has taken place at its sites located in lower-cost regions, further expansion opportunities remain beyond the two projects detailed above and these opportunities will continue to be evaluated.

In South Africa and Russia, where the Group currently sources around 35 per cent of its wood requirements, the Group enjoys particularly low wood costs. According to Pöyry Forest Industry Consulting, the average delivered wood costs for the last quarter of 2006 were €21 per m^3 in Russia and €24 per m^3 in South Africa. By comparison, average delivered wood costs were €23 per m^3 in Brazil, €29 per m^3 in Australia, €30 per m^3 in Chile, €31 per m^3 in Poland, €37 per m^3 in Portugal, €40 per m^3 in Finland, €41 per m^3 in Sweden and €48 per m^3 in France.

High level of vertical integration and self-sufficiency

The principal raw material required in the manufacture of virgin paper is pulp. In turn, wood is the principal raw material used in the manufacture of pulp. Due to its high levels of integration, the Group is well placed to ensure security of supply and reduce its exposure to price volatility in these key raw materials.

Use of wood as a raw material to produce pulp – Mondi's total wood consumption in 2006 was approximately 14.8 million m^3. The Group benefits from leased and owned forests in Russia and South Africa, which provide an annual allowable cut of around 7.6 million m^3, giving a potential self-sufficiency in wood required for pulp production of around 51 per cent. In addition to wood from its own resources, the Group's mills in Russia and South Africa currently procure wood from third parties, while the Group's mills which are situated outside these regions currently procure their wood requirements exclusively from open market sources. The actual combination of wood supply obtained from third parties and the Group's own resources in any period is a function of the Group's annual allowable cut combined with mix requirements, price, supply, logistics and other commercial considerations at such time.

Use of pulp as a raw material to produce paper – Mondi's total pulp consumption in 2006 was approximately 3.8 million tonnes. The Group's supply of pulp is sourced from a combination of the Group's own pulp mills and purchases from third party suppliers. In 2006, Mondi's own pulp production comprised nine integrated pulp mills which collectively produced around 3.5 million tonnes of pulp, giving the Group a net self-sufficiency in pulp required for paper production of 91 per cent. The exact combination of purchases of pulp by the Group from third parties and sales of pulp by the Group to third parties in any period is a function of the specific pulp grade requirements of the Group's paper mills and other commercial considerations at such time.

Focus on performance

Experienced management team

Mondi has an experienced management team. The Directors and Senior Management have a proven record of managing international businesses, acquiring and integrating new businesses and implementing cost reduction programmes and profit improvement initiatives.

Comprehensive business excellence programmes

The Group has comprehensive business excellence programmes which are aimed at reducing costs and improving the profitability of the Group. They specifically focus on operational excellence and prudent asset management. These programmes include institutionalised cost reduction programmes and profit improvement initiatives which are systematically measured. They also encompass sustainability, human resources development and innovation. Going forward there will be increased focus, in existing operations, on free cash flow generation through rigorous working capital management and capital discipline.

Proven track record of mergers and acquisitions and integration

As noted above, the Group has made a number of acquisitions in the past seven years. The Group regularly reviews the performance of its acquisitions and their subsequent integration into the Mondi business. The Group takes a value-orientated approach to acquisitions and seeks to focus on acquisitions that complement its existing businesses. Since 2000, the Group has paid on average a multiple of 4.4 times EBITDA on significant acquisitions, which management believes is a considerably lower multiple than that paid by third parties/competitors in comparable transactions in the paper and packaging industry.

The Group's integration principles include seeking to leverage synergies with existing operations, transferring existing "know-how", improving efficiency at the acquired site, improving the product mix at the site and closing or divesting any sites which it considers to be underperforming. The Group has successfully integrated a number of its acquisitions, including:

- Swiecie paper mill in Poland, where it increased productivity from 132 tonnes per employee in 1997 to 902 tonnes per employee in 2006, representing a compound annual increase of 24 per cent.
- Ružomberok paper mill in Slovakia, where it increased productivity from 160 tonnes per employee in 2000 to 484 tonnes per employee in 2006, representing a compound annual increase of 20 per cent.
- Syktyvkar paper mill in Russia, where it increased productivity from 83 tonnes per employee in 2002 to 135 tonnes per employee in 2006, representing a compound annual increase of 13 per cent.
- a Mexican bag converting business, where it increased productivity from 468,000 bags per employee in 2004 to 739,000 bags per employee in 2006, representing an annual increase of 26 per cent.
- Roman Bauernfeind Group (a containerboard and corrugated packaging manufacturer), where it increased productivity of the paper mills from 1,486 tonnes per employee in 2004 to 1,785 tonnes per employee in 2006, representing an annual increase of 10 per cent.
- Assi Sacks (a kraft paper, bag and release liner manufacturer), where it increased productivity of packaging paper from 382 tonnes per employee in 2000 to 873 tonnes per employee in 2006, representing a compound annual increase of 15 per cent.
- Neoplex (a flexible packaging manufacturer), where it increased production of flexible packaging from 961m^2 per employee in 2003 to 1,163m^2 per employee in 2006, representing a compound annual increase of 7 per cent.

Pro-active restructuring and rationalisation programme

The Group is committed to closing or divesting sites which it considers to be underperforming. Since 2002, Mondi Packaging has closed 32 packaging converting plants and divested 30 packaging converting plants. Over the same period it has closed two testliner mills in the UK and Switzerland, thereby reducing its testliner capacity by 11 per cent. In addition, Mondi Business Paper sold its mill and equipment in Dunaújváros, Hungary, in August 2005 and, in October 2006, the mill ceased production of uncoated woodfree paper.

Strategy

The strategic focus of the Group as an independent, publicly traded group will be to add value through sustainable profit growth underpinned by a strong commitment to the key principles of sustainable development, including safeguarding the well-being of its employees and protecting the natural environment. In existing operations, its focus will be on maintaining and developing its cost advantages over its major competitors and achieving growth through a combination of its various business excellence initiatives, selected capital expenditures focused around low-cost assets in emerging markets and/or targeted at higher growth segments (for example, lightweight containerboard and selected product market combinations in flexibles) and the ongoing restructuring and/or disposal of underperforming assets.

A disciplined acquisition programme is intended to supplement this organic growth. In upstream paper and pulp production, the Group is focused on expanding in emerging markets with low-cost positions based around sustainable lower-cost fibre resources. The Group already has extensive experience in acquiring, integrating and optimising assets in such regions. In addition, the focus will be on acquisition targets offering clear market and/or operational synergies with the Group's existing businesses. In line with this strategy the Group continues to review opportunities as they present themselves although there can be no guarantee that any such opportunities will result in an acquisition.

DESCRIPTION OF THE BUSINESSES

Mondi Packaging

Overview

In 2006, Mondi Packaging achieved sales of approximately €3.2 billion, which (excluding inter-segment revenue) accounted for 54 per cent of the Group's sales.

Mondi Packaging comprises three business segments:

- **Mondi Packaging Corrugated Business**, which manufactures and sells containerboard as well as a full range of converted products, including corrugated board, corrugated boxes and point of sale displays. Mondi Packaging Corrugated Business (excluding inter-segment revenue) represented 45 per cent of Mondi Packaging's sales in 2006.
- **Mondi Packaging Bag Business**, which manufactures and sells a range of kraft papers as well as industrial bags for cement and other building materials, chemicals, food and animal feed. Mondi Packaging Bag Business (excluding inter-segment revenue) represented 36 per cent of Mondi Packaging's sales in 2006.
- **Mondi Packaging Flexibles Business**, which manufactures release liner, extrusion coating and consumer flexibles products. Mondi Packaging Flexibles Business (excluding inter-segment revenue) represented 19 per cent of Mondi Packaging's sales in 2006.

The following table presents financial and statistical data relating to the Mondi Packaging business segments and is extracted without material adjustment, or calculated from the audited financial information in Part VIII: "Financial Information".

	Year ended 31 December		
	2004	2005	2006
	(€ million, except for percentages and personnel data)		
Corrugated Business	1,414	1,434	1,497
Bag Business	1,019	1,058	1,162
Flexibles Business	482	503	607
of which Mondi Packaging inter-segment revenue	(67)	(93)	(99)
Total Mondi Packaging revenue	2,848	2,902	3,167
of which Mondi Group inter-segment revenue	9	41	46
EBITDA(1)	423	407	412
Underlying operating profit(2)	247	225	226
Operating profit	247	27	164
EBITDA margin (%)(3)	15%	14%	13%
Underlying operating profit margin (%)(4)	9%	8%	7%
Capital expenditure(5)	744	184	368
Net segment assets(6)	2,472	2,338	2,494
Return on net segment assets (%)(7)	12%	9%	9%
Monthly average personnel (thousands)	17	16	15

Notes:

(1) *EBITDA is operating profit of subsidiaries and joint ventures before special items, interest, taxes, depreciation and amortisation.*

(2) *Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.*

(3) *EBITDA margin is EBITDA divided by revenue (including the proportional share of joint ventures but excluding inter-segment revenue).*

(4) *Operating profit margin is underlying operating profit divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).*

(5) *Capital expenditure reflects cash payments and accruals in respect of additions to property, plant and equipment and intangible assets, and includes additions resulting from acquisitions through business combinations.*

(6) *Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.*

(7) *Return on net segment assets is underlying operating profit divided by average net segment assets. Net segment assets are defined in (6) above. Average net segment assets is derived from net segment assets as at 31 December 2003 and 2004. Net segment assets as at 31 December 2003 is unaudited.*

Mondi Packaging's principal end-products are:

- packaging papers such as containerboard and kraft paper (which are used in the production of paper-based converted packaging products);
- paper-based converted packaging products such as corrugated packaging and industrial bags; and
- release liners, extrusion coating and consumer flexibles products.

As a manufacturer of pulp, packaging papers and converted packaging and with the use of the Group's forestry operations, the Mondi Packaging business is vertically integrated across the paper-based packaging value chain. The table below indicates Mondi Packaging's positioning within the paper-based packaging value chain:

Simplified paper-based packaging value chain



Forest and waste paper (example raw materials)
Pulp products
Packaging papers (example products)
Packaging converter (example uses of products)
Softwoods (pine, spruce, long fibres)
Recovered paper (old newspapers office waste, corrugated cases)
Chemical pulp
De-inked pulp
Kraft paper
Virgin cartonboard
Kraftliner
Testliner
Recycled cartonboard (boxboard)
Containerboard
Wrappings, consumer bags, paper-based flexible packaging products and industrial bags (cement and chemicals)
Folding cartons (tobacco cartons)
Corrugated cases
Folding cartons (washing powder, cereal cartons)

Indicates Mondi Packaging's areas of operation.

In overall terms, Mondi Packaging produced 2.9 million tonnes of packaging paper in 2006 and consumed 1.9 million tonnes in the production of converted packaging products, which gave it a net market exposure in packaging paper of 1.0 million tonnes. While this analysis reflects the net position of Mondi Packaging in 2006, the actual gross external sales and purchases of packaging papers in any period depend upon the specific paper grade requirements of the Group's packaging converting operations and other commercial considerations such as the location of the paper production. Furthermore, within the overall net position, there were significant variances between the different paper grades produced and consumed. For further details of the net market exposure for each category of packaging paper produced, see "Mondi Packaging Corrugated Business" and "Mondi Packaging Bag Business" below.

Management believes that, as a result of Mondi Packaging's integrated approach, it has better control over raw materials supply and costs than its non-integrated competitors, it can more readily adapt to its customers' requirements and it has greater security of distribution channels.

In addition to the benefits of vertical integration throughout the paper packaging value chain, management believes that it is well placed to offer customers a range of packaging solutions by being horizontally integrated across a range of packaging products, from the paper-based packaging applications of corrugated cases and industrial bags, to plastic-based flexible packaging applications. Further, the Group is able to share best practices across its converting operations producing various packaging products.

Mondi Packaging's customer base can be broken down into four broad segments:

Fast Moving Consumer Goods (FMCG) Companies

In 2006, approximately 20 per cent of Mondi Packaging's sales were to FMCG companies such as Danone, Johnson & Johnson, Kimberly-Clark, Nestlé and Procter & Gamble.

Converters

In 2006, approximately 37 per cent of Mondi Packaging's sales were to converters such as Carpenter and Ondulati Maranello.

Building/Construction Industry

In 2006, approximately 15 per cent of Mondi Packaging's sales were to building and construction industry operators such as Holcim, Italcementi, Lafarge and Saint Gobain.

Various Industries

The remaining 28 per cent of Mondi Packaging's sales in 2006 were made to various end markets such as the packaging sector, chemicals industry, pharmaceuticals sector, electronics sector and animal feed industries. Customers include DuPont, Kodak and Stora Enso.

The majority of Mondi Packaging's annual sales are made in Western Europe although Emerging Europe is also an important market for Mondi Packaging.

Raw materials

In addition to the packaging papers described above which are used to produce converted packaging products, the principal raw materials used by Mondi Packaging are wood, pulp, recovered paper, energy, chemicals, polyethylene and other polymers.

Use of wood as a raw material to produce pulp

Mondi Packaging's total wood consumption in 2006 was approximately 8.4 million m^3. Mondi Packaging benefits from Mondi Business Paper's leased and owned forests in Russia and South Africa. These provide Mondi Packaging with an annual allowable cut of around 1.9 million m^3, giving Mondi Packaging a potential self-sufficiency in wood required for pulp production of around 22 per cent. In addition to wood from the Group's own resources, the mills in Russia and South Africa currently procure wood from third parties, while the Group's mills outside these regions currently procure their wood requirements exclusively from open market sources. The actual combination of wood supply taken from third parties and the Group's own resources in any period depends upon the Group's annual allowable cut combined with the mix requirements and price, supply, logistics and other commercial considerations in such period.

Use of pulp as a raw material to produce packaging papers

Mondi Packaging's total pulp consumption in 2006 was approximately 1.9 million tonnes. Supply of pulp is based on a combination of the Group's own production and purchases from third party suppliers. Mondi Packaging's own pulp production comprises seven integrated pulp mills (Swiecie in Poland, Dynäs in Sweden, Steti in the Czech Republic, Syktyvkar in Russia, Richards Bay in South Africa, Stambolijski in Bulgaria and Frantschach in Austria) which produced in total around 1.9 million tonnes of pulp in 2006, giving a balanced net position in pulp. The exact combination of purchases of pulp by the Group from third parties and sales of pulp by the Group to third parties in any period is a function of the specific pulp grade requirements of the Group's paper mills and commercial considerations in such period.

Recovered paper

Recovered paper is used in the Mondi Packaging Corrugated Business mainly to produce recycled containerboard. In 2006, Mondi Packaging's consumption of recovered paper amounted to 1.2 million tonnes. Recovered paper is primarily sourced from local third party suppliers with the remainder being sourced from Mondi Packaging's own collection systems.

Energy

In 2006, Mondi Packaging's electricity consumption was 3,200 GWh. Of this amount, approximately 64 per cent came from the Group's own power generators and 36 per cent was purchased externally (after taking into account the electricity sold to third parties). External electricity represents approximately 43 per cent of Mondi Packaging's energy costs, with costs relating to the production of heat and electricity accounting for the remaining 57 per cent. Energy costs typically account for approximately 12 per cent of the total cost of materials, consumables and energy. Various initiatives are under way to reduce further reliance on purchased electricity. These include installation of back pressure turbines at the Dynäs, Steti and Swiecie mills.

Chemicals/auxiliaries

The chemicals and auxiliaries used by Mondi Packaging are largely compounds such as limestone and deformer for pulp operations; peroxide for bleaching operations; starch and sizing used in the paper manufacturing process; and inks and glue used in converting operations. These are widely available and purchased from a variety of suppliers. These costs typically account for around 10 per cent of the total cost of materials, consumables and energy.

Polyethylene and other polymers

Polyethylene and other polymers are used in various converting applications. They are globally traded commodities purchased from a number of external suppliers. In 2006, polyethylene and other polymers accounted for around 9 per cent of the total cost of materials, consumables and energy.

Mondi Packaging Corrugated Business

Overview

Mondi Packaging Corrugated Business accounted for approximately €1.5 billion of sales in 2006.

The following table presents financial and statistical data relating to Mondi Packaging Corrugated Business and is extracted without material adjustment, or calculated from the audited financial information in Part VIII: "Financial Information":

	Year ended 31 December		
	2004	**2005**	**2006**
	(€ million, except for percentages and personnel data)		
Segment revenue	1,414	1,434	1,497
- of which inter-segment revenue	29	79	86
EBITDA[(1)]	206	206	206
Underlying operating profit[(2)]	116	116	120
Operating profit	116	(82)	71
EBITDA margin (%)[(3)]	15%	14%	14%
Underlying operating profit margin (%)[(4)]	8%	8%	8%
Capital expenditure[(5)]	570	91	125
Net segment assets[(6)]	1,208	1,074	1,030
Return on net segment assets (%)[(7)]	11%	10%	11%
Monthly average personnel (thousands)	10	9	8

Notes:

(1) *EBITDA is operating profit of subsidiaries and joint ventures before special items, interest, taxes, depreciation and amortisation.*

(2) *Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.*

(3) *EBITDA margin is EBITDA divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).*

(4) *Operating profit margin is underlying operating profit divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).*

(5) *Capital expenditure reflects cash payments and accruals in respect of additions to property, plant and equipment and intangible assets, and includes additions resulting from acquisitions through business combinations.*

(6) *Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.*

(7) *Return on net segment assets is underlying operating profit divided by average net segment assets. Net segment assets is defined in (6) above. Average net segment assets for 2004 is derived from net segments assets as at 31 December 2003 and 2004. Net segment assets as at 31 December 2003 is unaudited.*

Products

Containerboard

Containerboard refers to kraftliner (including unbleached kraftliner and white top kraftliner) and semi-chemical fluting made from wood pulp (also known as virgin fibre-based containerboard), and testliner and fluting made from recycled paper (also known as recycled fibre-based containerboard). These products are used to make corrugated board, which is then converted into corrugated boxes and displays. Both corrugated board and boxes/displays are generally referred to as corrugated packaging, more details of which are set out below. Mondi Packaging Corrugated Business' production of kraftliner and semi-chemical fluting amounted to around 1.2 million tonnes in 2006. Internal consumption of kraftliner and semi-chemical fluting to make corrugated packaging products was approximately 0.3 million tonnes in 2006, giving a net market exposure in kraftliner and semi-chemical fluting of approximately 0.9 million tonnes. Conversely, production of testliner and fluting of around 0.9 million tonnes was approximately 0.1 million tonnes less than internal consumption in 2006.

Corrugated packaging

The core corrugated products are corrugated boards and converted corrugated products such as regular cases, die cut cases, folded-glued cases, litho-laminated products, trays and displays. After the closure of two corrugators in September and October 2006, Mondi Packaging Corrugated Business currently has the production capacity to manufacture 2.3 billion m^2 of corrugated board based on its current shift model.

Plants

Containerboard

Mondi Packaging Corrugated Business produces containerboard at the Swiecie pulp and paper mill in Poland and at the following recycled containerboard operations: the Frohnleiten mill in Austria, the Niedergösgen mill in Switzerland, the Holcombe mill in the UK, the Raubling mill in Germany and the Monza mill in Italy. It also has containerboard machines at the Mondi Business Paper (Syktyvkar) mill in Russia and the Mondi Business Paper (Richards Bay) mill in South Africa. In addition, it produces containerboard at certain of the mills operated by the Mondi Packaging Bag Business, including the Steti mill in the Czech Republic, the Dynäs mill in Sweden and the Stambolijski mill in Bulgaria.

The Group recently approved the investment in a new lightweight recycled containerboard machine at the Swiecie mill in Poland. Further details are set out above in this Part V.

All of these mills are wholly-owned by Mondi except as noted below:

Swiecie pulp and paper mill, Poland

Mondi Packaging owns 66 per cent of Mondi Packaging Swiecie S.A., the company that owns this mill. This company is listed on the Warsaw Stock Exchange. The Swiecie mill accounts for 36 per cent of the total containerboard capacity of Mondi Packaging.

Syktyvkar mill, Russia

Mondi Business Paper has ownership interests in 97.88 per cent of the company that owns the Syktyvkar mill. The remaining 2.12 per cent is widely owned. The containerboard machines at the Syktyvkar mill account for approximately 10 per cent of the total containerboard capacity of Mondi Packaging.

Corrugated packaging

Mondi Packaging has a network of 21 plants across Europe making corrugated packaging materials. It owns 15 box plants containing corrugated, printing and final converting operations, four sheet feeders producing corrugated board only without further conversion into boxes and two speciality plants buying corrugated board externally or from the Group and producing corrugated boxes. Mondi Packaging owns 100 per cent of all of its corrugated packaging operations. In May 2007, Mondi Packaging signed an agreement to acquire 100 per cent of Ultrapack SA, a box plant in Poland[29].

In 2006, Mondi Packaging sold five sheet plants in the UK, a sheet feeding plant in Germany and its corrugated box plant in China (with completion of this transaction expected in 2007). In addition, since 2004 Mondi Packaging has closed its corrugated box plant in Houthalen, Belgium and shut down one corrugator in Stoke, UK and one corrugator in Scunthorpe, UK reducing corrugated capacity by 280 million m^2, representing approximately 11 per cent of capacity at the time. In 2007, Mondi Packaging sold two speciality plants in the UK, two sheet plants in Ireland and one box plant in Germany.

As part of the Group's business excellence programme, Mondi Packaging Corrugated Business will continue to focus on improving production efficiencies (measured by square metre produced per employee) at its corrugated converting plants by utilising best practice developed over a number of years at its bag converting plants, where it has achieved an 8 per cent compound annual growth rate in production efficiency between 1995 and 2006. In 2006, productivity at Mondi Packaging Corrugated Packaging increased by 8 per cent.

Capital expenditure, excluding business combinations

Between 2004 and 2006, capital expenditure projects undertaken by Mondi Packaging Corrugated Business, excluding business combinations, amounted to €305 million. Major individual projects, completed or approved over this period, are described below.

At the end of 2006 an investment into the NSSC plant and PM4 in Swiecie, Poland to lower the manufacturing costs and increase the quantity of semi-chemical fluting produced, with a total investment of €13 million, was approved. Completion of the project is expected in the first half of 2008.

A project to build a hydroelectric power plant at the Frohnleiten mill in Austria for a capital investment of €20 million was approved in early 2006. Expenditure on this project will start in 2007, with completion expected in 2009.

In early 2006, work commenced on a project to upgrade the PM1 paper machine at the Swiecie mill in Poland. Total investment in this upgrade is expected to be €39 million, of which €14 million was invested by the end of December 2006. Commissioning is expected in 2007.

In 2006, Mondi Business Paper completed the installation of a new elemental chlorine-free bleaching plant at the Syktyvkar operations in Russia, €4 million of which was attributed to Mondi Packaging Corrugated Business by 2006.

A project was also approved in early 2006 to expand the Warsaw corrugated packaging plant for a total cost of €14 million, of which €11 million was invested in 2006.

In 2005, Mondi Business Paper undertook a €250 million expansion of the Richards Bay pulp mill in South Africa, €80 million of which was attributed to Mondi Packaging. Mondi Business Paper also undertook a €21 million upgrade of the second effluent treatment plant on the same site, €7 million of which was attributed to Mondi Packaging.

[29] *The completion of the acquisition is subject to regulatory approval.*

Customers

Containerboard

In 2006, approximately 0.4 million tonnes of the total 2.0 million tonnes of containerboard produced by Mondi Packaging Corrugated Business was consumed internally in the production of corrugated packaging and, to a small extent, flexibles products. The remaining 1.6 million tonnes were sold to a variety of customers in different geographical locations including Western Europe, Emerging Europe and Asia. In 2006, its top 10 external customers accounted for 28 per cent of external sales of containerboard.

In 2006, offsetting the sales referred to above, external purchases of containerboard amounted to approximately 0.8 million tonnes giving a net market exposure in containerboard of 0.8 million tonnes.

Corrugated packaging

Unlike containerboard, converted packaging products have a very localised customer base meaning that each of the Group's corrugated packaging operations has a large number of customers located within approximately 400 kilometres of a plant. Management estimates that its corrugated packaging business currently has around 7,500 customers. The corrugated packaging operations' top 10 customers accounted for approximately 10 per cent of sales in 2006.

Competition

Containerboard

Mondi Packaging Corrugated Business' largest competitors in respect of kraftliner in Europe currently are Europac, Ilim Pulp, Pulp Mill Holding, Smurfit Kappa and Svenska Cellulosa Aktiebolaget ("SCA")[30]. In recycled fibre-based containerboard there are a large number of competitors including Smurfit Kappa, SCA, Adolf Jass, Hamburger (Prinzhorn Group), Palm and Saica[31] and other family-owned businesses in Europe competing with Mondi Packaging Corrugated Business. Management believes that competition in the European containerboard market is primarily on the basis of product specification and delivered price.

Corrugated packaging

Mondi Packaging Corrugated Business' principal competitors by production in corrugated packaging in Europe currently are DS Smith, International Paper Corporation, Saica, Smurfit Kappa and SCA. Other competitors include Palm, Prinzhorn, Prowell and Stora Enso[32]. In addition, there are a large number of smaller, family-owned businesses in Europe. Management believes that Mondi Packaging Corrugated Business competes in the European corrugated packaging sector on the basis of locality to customer, price and the characteristics of the packaging such as strength, weight, graphics, breakability, barrier technologies and customer service quality.

Management believes that lower production costs at its virgin fibre-based operations in Poland, Russia and South Africa, and the superior overall efficiency and, in particular, time efficiency of its mills, on average, compared to the Metso Industry benchmark, gives Mondi Packaging Corrugated Business a competitive advantage over many of its competitors in the containerboard sector. Furthermore, management believes that, in the converted corrugated packaging segment, larger plants enjoy lower unit costs of production. Based on analysis by Henry Poole Consulting, Mondi has, on average, larger box plants than its two largest competitors.

Mondi Packaging Bag Business

Overview

Mondi Packaging Bag Business accounted for approximately €1.16 billion of sales in 2006 and is extracted without material adjustment, or calculated from the audited financial information in Part VIII: "Financial Information".

[30] *Source: Pöyry Forest Industry Consulting – research for Mondi; provided 2007*
[31] *Source: Pöyry Forest Industry Consulting – research for Mondi; provided 2007*
[32] *Source: Pöyry Forest Industry Consulting – research for Mondi; provided 2007*

The following table presents financial and statistical data relating to Mondi Packaging Bag Business:

	Year ended 31 December		
	2004	2005	2006
	(€ million, except for percentages and personnel data)		
Segment revenue	1,019	1,058	1,162
– of which inter-segment revenue	31	29	31
EBITDA[(1)]	177	155	174
Underlying operating profit[(2)]	109	83	97
Operating profit	109	83	89
EBITDA margin (%)[(3)]	17%	15%	15%
Underlying operating profit margin (%)[(4)]	11%	8%	8%
Capital expenditure[(5)]	135	77	157
Net segment assets[(6)]	987	994	1,090
Return on net segment assets (%)[(7)]	13%	8%	9%
Monthly average personnel (thousands)	5	5	5

Notes:

[(1)] EBITDA is operating profit of subsidiaries and joint ventures before special items, interest, taxes, depreciation and amortisation.

[(2)] Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.

[(3)] EBITDA margin is EBITDA divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).

[(4)] Operating profit margin is underlying operating profit divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).

[(5)] Capital expenditure reflects cash payments and accruals in respect of additions to property, plant and equipment and intangible assets, and includes additions resulting from acquisitions through business combinations.

[(6)] Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.

[(7)] Return on net segment assets is underlying operating profit divided by average net segment assets. Net segment assets is defined in (6) above. Average net segment assets for 2004 is derived from net segments assets as at 31 December 2003 and 2004. Net segment assets as at 31 December 2003 is unaudited.

Products

Kraft paper

Kraft paper products include various grades of high-strength paper made out of virgin-based fibre which are used in the production of multi-wall bags mainly used for the building industry, wrappings, consumer bags and paper-based flexible packaging products. Production of kraft paper amounted to around 0.9 million tonnes in 2006, while consumption of kraft paper by the Group to make industrial bags and flexible products was around 0.7 million tonnes, giving a net market exposure in kraft paper of around 0.2 million tonnes.

Industrial bags

Mondi Packaging Bag Business makes industrial bag products such as valve and open mouth bags. Mondi Packaging Bag Business produces approximately 3.6 billion industrial bags annually with a production capacity of around 3.9 billion bags.

Plants

Kraft paper

Mondi Packaging Bag Business manufactures kraft paper at integrated pulp and paper mills in the Czech Republic (Steti mill), Austria (Frantschach mill), Sweden (Dynäs mill) and Bulgaria (Stambolijski mill) and at the kraft paper mill in Slovakia (Ružomberok mill). It also produces kraft paper in Poland (Swiecie mill), which is operated by Mondi Packaging Corrugated Business.

All of these mills are wholly-owned by Mondi except for the Swiecie mill (as noted above) and the Ružomberok kraft paper mill in Slovakia where Mondi has a 60 per cent interest in Mondi Packaging Ružomberok a.s., the company which owns the Ružomberok kraft paper mill. Eco Invest a.s. owns the remaining shares in this company. The Ružomberok kraft paper mill accounts for 5 per cent of the total kraft paper capacity of Mondi Packaging.

Industrial bags

Mondi Packaging converts kraft paper into bags at 40 converting operations, of which 20 are in Western Europe, nine are in Emerging Europe, five are in North America, five are in the Middle East and North Africa and one is in Asia. All the plants are wholly-owned by Mondi apart from five plants in the Middle East and North Africa, and one plant in Asia.

As part of the Group's business excellence programmes, Mondi Packaging Bag Business has been improving production efficiency (measured by bag manufactured per employee) at its bag converting plants, achieving an 8 per cent compound annual growth rate in the period from 1995 to 2006.

Capital expenditure, excluding business combinations

Between 2004 and 2006, capital expenditure projects undertaken by Mondi Packaging Bag Business, excluding business combinations, amounted to €298 million. Major individual projects, completed or approved during this period, are described below.

A project to build a back pressure turbine at the Dynäs mill in Sweden for a total expected cost of €8 million, of which €7 million was invested by the end of 2006, was commissioned in December 2006.

In 2005, work commenced on the installation of a steam turbine at the Steti mill in the Czech Republic. By the end of December 2006, €18 million had been invested in the project out of a total expected investment of €19 million. Commissioning occurred in September 2006. A €20 million upgrade to the Frantschach mill wood yard was also started in late 2005, which will be carried out in two phases, €11 million of which was invested by the end of December 2006. Commissioning of the first phase of this upgrade occurred in October 2006, with commissioning of the second phase expected in the fourth quarter of 2007.

The installation of new evaporator plants was completed at the Dynäs mill in 2004 and at the Steti mill in 2005 for total investments of €17 million and €11 million, respectively.

Customers

Kraft paper

In 2006, approximately 0.5 million tonnes of the total 0.9 million tonnes of kraft paper produced by Mondi Packaging Bag Business was consumed internally in the production of industrial bags and flexibles products. The remaining 0.4 million tonnes were sold to a variety of external customers in different geographical locations including Western Europe, Emerging Europe, North America and Asia. In 2006, its top 10 external customers accounted for 37 per cent of external sales of kraft paper.

In 2006, offsetting the sales referred to above, external purchases of kraft paper amounted to approximately 0.2 million tonnes giving a net market exposure in kraft paper of 0.2 million tonnes.

Industrial bags

The 10 largest customers of Mondi Packaging Bag Business accounted for approximately 34 per cent of its sales in 2006. These customers include large building and cement manufacturers such as Holcim, Lafarge, Italcementi and Saint Gobain.

Competition

Kraft paper

Mondi Packaging Bag Business is the global leader in kraft paper, based on production capacity[33]. Its largest competitors in kraft paper in Europe are Billerud, Segezha, Stora Enso and UPM-Kymmene Corporation. Other competitors in Europe and globally include Canfor, Eurocan, Fujian, Ilim Pulp, Klabin, Smurfit-Kappa and Tolko. Management believes that it competes in respect of kraft paper primarily on the basis of product specification and delivered price.

Industrial bags

Mondi Packaging Bag Business is the European leader in industrial bags, based on sales[34]. Its largest competitors in bag converting in Europe in the sectors in which it operates are Bischof + Klein,

[33] *Source: Pöyry Forest Industry Consulting – research for Mondi; provided 2007*

[34] *Source: Freedonia Global Industrial Bag Market Assessment 2006 – study prepared for Mondi*

British Polythene Industries PLC, Segezha and Smurfit Kappa[35]. It also competes against a large number of smaller competitors. Management believes that competition in the bag converting market is primarily based on delivered price and technical specifications.

The Group believes that lower production costs at the Steti mill in the Czech Republic and the superior overall efficiency and, in particular, time efficiency of its mills, on average, gives Mondi Packaging Bag Business a competitive advantage over many of its competitors in the production of kraft paper. The Group's competitive advantage in the industrial bag sector is, in management's view, its extensive network of specialised plants which allows it to benefit from plant specialisation and related economies of scale and effectively meet the needs of the major international building and cement manufacturers, which comprise the majority of its customer base.

Mondi Packaging Flexibles Business

Overview

Mondi Packaging Flexibles Business accounted for €0.6 billion of sales in 2006.

The following table presents financial and statistical data relating to Mondi Packaging Flexibles Business and is extracted without material adjustment, or calculated from the audited financial information in Part VIII: "Financial Information":

	Year ended 31 December		
	2004	2005	2006
Segment revenue	482	503	607
– of which inter-segment revenue	16	26	28
EBITDA(1)	40	46	32
Underlying total operating profit(2)	22	26	9
Operating profit	22	26	4
EBITDA margin (%)(3)	8%	9%	5%
Underlying operating profit margin (%)(4)	4%	5%	1%
Capital expenditure(5)	39	16	86
Net segment assets(6)	277	270	374
Return on net segment assets (%)(7)	7%	10%	3%
Monthly Average personnel (thousands)	2	2	2

Notes:

(1) *EBITDA is operating profit of subsidiaries and joint ventures before special items, interest, taxes, depreciation and amortisation.*

(2) *Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.*

(3) *EBITDA margin is EBITDA divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).*

(4) *Operating profit margin is underlying operating profit divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).*

(5) *Capital expenditure reflects cash payments and accruals in respect of additions to property, plant and equipment and intangible assets, and includes additions resulting from acquisitions through business combinations.*

(6) *Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.*

(7) *Return on net segment assets is underlying operating profit divided by average net segment assets. Net segment assets is defined in (6) above. Average net segment assets for 2004 is derived from net segments assets as at 31 December 2003 and 2004. Net segment assets as at 31 December 2003 is unaudited.*

Products

Release liner

Mondi Packaging Flexibles Business produces release liners (siliconising on paper, polymer-coated paper and plastic films) which are used for tapes, labels, graphic arts, hygienic, medical, industrial and other products. In 2006, Mondi Packaging Flexibles Business produced approximately 0.8 billion m² of release liner products.

[35] *Source: Freedonia Global Industrial Bag Market Assessment 2006 – study prepared for Mondi*

Extrusion coating

Mondi Packaging Flexibles Business produces extrusion-coated protective materials (polymer-coating on paper, board, aluminium and plastic films) which provide barriers against moisture, light, oxygen, grease, odours, aroma and gas diffusion. In 2006, Mondi Packaging Flexibles Business produced approximately 1.5 billion m^2 of coating products.

Consumer flexibles

Mondi Packaging Flexibles Business produces films and laminates for flexible packaging and converted flexible packaging products, including stand-up pouches, paper and plastic bags and active packaging for convenience food. Mondi Packaging Flexibles Business produced approximately 0.7 billion m^2 of consumer flexible products in 2006.

Plants

Mondi Packaging Flexibles Business operates 20 plants, of which 15 are in Western Europe, three are in Emerging Europe and two are in North America. All of Mondi Packaging Flexibles Business plants are wholly-owned. In 2006, Mondi Packaging Flexibles Business acquired three manufacturers of silicone-coated release liners (Akrosil, Schleipen & Erkens and NBG Special Coatings) and Peterson Barriere, a Norwegian based extrusion-coating company. In 2007, Mondi Packaging acquired NAPIAG (an Austrian producer of PE films and barrier films) and sold its 40 per cent stake in Bischof + Klein.

Capital expenditure, excluding business combinations

Between 2004 and 2006, capital expenditure projects undertaken by Mondi Packaging Flexibles Business, excluding business combinations, amounted to €69 million. Capital expenditure in Mondi Packaging Flexibles Business generally comprises a series of smaller capital projects.

Customers

Release liner

Release liners are sold to the pressure-sensitive adhesive industry (tapes, labels, graphics and other products). International release liner customers include, for example, Johnson & Johnson and Mactac. The top 10 customers accounted for approximately 55 per cent of sales in 2006.

Extrusion coating

Extrusion-coated products are primarily sold to the paper and converting industry (reel wrapping, ream wrapping, cartonboard, corrugated board and sack paper) as well as the imaging, building and automotive industries. The top 10 customers accounted for approximately 37 per cent of sales in 2006.

Consumer flexibles

Consumer flexible products are primarily sold to FMCG companies and include products for food, pet food, hygiene and other segments. International FMCG companies include, for example, Danone and Nestlé. The top 10 customers accounted for approximately 22 per cent of sales in 2006.

Competition

Management believes that, in release liner, its key competitors in Europe include Avery Dennison, Huhtamaki, Loparex and UPM-Kymmene (trading as Raflatac)[36]. Management believes that its key competitors in extrusion coating in Europe are Amcor, Schoeller, Stora Enso and Walki Wisa[37]. Management believes that competition in these sectors is primarily based on product quality, technical specifications and price and that its extensive network of plants and its ability to produce specialised products to service its customers gives it a competitive advantage over most of its competitors.

Mondi Packaging's key competitors in respect of consumer flexibles in Europe are Alcan, Amcor, Constantia, Clondalkin and Sealed Air. Other competitors include Bemis, Huhtamaki, Nordenia, United

[36] *Source: Management estimate based on AWA*
[37] *Source: Management estimate*

Flexibles and Wipak[38]. Management believes that competition in this sector is primarily based on product quality, technical specifications and price and that its focus on selected niche products such as stand-up pouches and bags for pet food gives it a competitive advantage over many of its competitors.

Mondi Business Paper

Overview

Mondi Business Paper is the second largest producer of uncoated woodfree paper in Europe based on its 2007 production capacity of 1.4 million tonnes[39]. It is the largest producer of uncoated woodfree paper in South Africa based on its 2007 production capacity of 0.5 million tonnes[40]. It is the leading producer of office paper in Europe[41] and South Africa[42] based on production capacity.

It is also a producer of pulp which is mainly used in its paper-making operations, producing 1.4 million tonnes of pulp in 2006 (excluding 0.5 million tonnes of pulp used for containerboard production attributed to Mondi Packaging).

In 2006, Mondi Business Paper achieved sales of approximately €1.9 billion, which (excluding inter-segment revenue) accounted for 30 per cent of Mondi's sales.

The following table presents financial and statistical data relating to Mondi Business Paper and is extracted without material adjustment, or calculated from the audited financial information in Part VIII: "Financial Information".

	Year ended 31 December		
	2004	2005	2006
	(€ million, except for percentages and personnel data)		
Segment revenue	1,766	1,752	1,889
- of which inter-segment revenue	136	140	163
EBITDA(1)	256	247	237
Underlying operating profit(2)	143	129	104
Operating profit	143	124	88
EBITDA margin (%)(3)	14%	14%	13%
Underlying operating profit margin (%)(4)	8%	7%	6%
Capital expenditure(5)	368	363	154
Net segment assets(6)	1,904	2,332	2,231
Return on net segment assets (%)(7)	8%	6%	5%
Monthly average personnel (thousands)	17	16	14

Notes:

(1) EBITDA is operating profit of subsidiaries and joint ventures before special items, interest, taxes, depreciation and amortisation.

(2) Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.

(3) EBITDA margin is EBITDA divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).

(4) Operating profit margin is underlying operating profit divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).

(5) Capital expenditure reflects cash payments and accruals in respect of additions to property, plant and equipment and intangible assets, and includes additions resulting from acquisitions through business combinations.

(6) Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.

(7) Return on net segment assets is underlying operating profit divided by average net segment assets. Net segment assets is defined in (6) above. Average net segment assets for 2004 is derived from net segment assets as at 31 December 2003 and 2004. Net segment assets as at 31 December 2003 is unaudited.

38 Source: PCI Films Consulting Ltd. – The European Flexible Packaging Market 2006; 6th Edition

39 Source: Pöyry Forest Industry Consulting – UWF Market Issues (Project Magenta Update) March 8, 2007

40 Source: Pöyry Forest Industry Consulting – UWF Market Issues (Project Magenta Update) March 8, 2007

41 Source: Pöyry Forest Industry Consulting – UWF Market Issues (Project Magenta Update) March 8, 2007

42 Source: Pöyry Forest Industry Consulting – UWF Market Issues (Project Magenta Update) March 8, 2007

Products

In 2006, paper accounted for approximately 87 per cent of sales by value of Mondi Business Paper. Major paper grades include:

Uncoated woodfree paper

This is the core product of Mondi Business Paper. The most important sub-segment within the uncoated woodfree paper market is office paper, accounting for approximately 65 per cent of Mondi Business Paper's uncoated woodfree paper sales in 2006.

In the uncoated woodfree paper segment, Mondi Business Paper differentiates between its "universal" paper segment and its "speciality" paper segment:

- the "universal" paper segment mainly consists of B Grade office paper, C Grade office paper and offset paper, and accounted for approximately 82 per cent of Mondi Business Paper's uncoated woodfree paper sales in 2006; and
- the "speciality" paper segment mainly consists of A Grade office paper, colour laser paper and tinted paper, and accounted for approximately 18 per cent of Mondi Business Paper's uncoated woodfree paper sales in 2006.

Mondi Business Paper has a number of "own brand" products which accounted for approximately 37 per cent of its uncoated woodfree paper sales[43] in 2006. These "own brand" products include:

- Color Copy, the leading colour laser paper brand[44] in Western Europe;
- ROTATRIM, the leading office paper brand[45] in South Africa; and
- Snegurochka, the leading office paper brand[46] in Russia.

Newsprint and other products

At its integrated Syktyvkar operations in Russia, Mondi Business Paper produces newsprint, mainly for the local Russian market. Newsprint production in 2006 was 0.2 million tonnes which accounted for 4 per cent of sales at Mondi Business Paper by value in 2006.

Other products sold by Mondi Business Paper are primarily woodchips and market pulp. Woodchips for external sale are produced in South Africa and are exported primarily to Japan.

Plants and forestry operations

Mondi Business Paper has integrated pulp and paper mills located in Austria (Kematen mill), Slovakia (Ružomberok mill), Russia (Syktyvkar mill) and South Africa (Richards Bay mill).

Mondi Business Paper also has paper mills located in Austria (Hausmening mill), Hungary (Szolnok mill), Israel (Hadera mill) and South Africa (Merebank mill).

Mondi Business Paper sold its paper mill and equipment at Dunaújváros, Hungary, on 1 August 2005, through a sale and leaseback arrangement, Mondi Business Paper continued to operate this mill until October 2006. The new owners have converted the mill to produce base paper for release liner.

All of these production facilities are wholly-owned by Mondi except as noted below:

Hadera mill, Israel

Mondi Business Paper has ownership interests of 50.1 per cent in the company which owns the Hadera mill. The remaining 49.9 per cent is owned by American Israeli Paper Mills Limited. The Hadera mill accounts for approximately 6 per cent of the total uncoated woodfree paper capacity of Mondi Business Paper.

---

[43] *Mondi estimate (measured by volume).*
[44] *Sources: EMGE Market Performance – Western Europe, July 2006.*
[45] *Mondi estimate (measured by sales).*
[46] *Sources: AC Nielson Winning Brands Russia (measured by brand awareness).*

Syktyvkar mill, Russia

Mondi Business Paper has ownership interests of 97.88 per cent of the company which owns the Syktyvkar mill. The remaining 2.12 per cent is widely owned. The Syktyvkar mill accounts for approximately 19 per cent of the total uncoated woodfree paper capacity of Mondi Business Paper and 100 per cent of total newsprint capacity of Mondi Business Paper. The Group has recently approved a €525 million modernisation and expansion of the Syktyvkar mill, details of which are set out above in this Part V.

Ružomberok mill, Slovakia

Mondi has a controlling interest in Mondi Business Paper SCP a.s., the company which owns the Ružomberok mill, owning 51 per cent. Eco Invest a.s. owns the remaining shares in the company. The Ružomberok mill accounts for 25 per cent of the total uncoated woodfree paper capacity of Mondi Business Paper.

As part of the Group's business excellence programmes, Mondi Business Paper systematically monitors the time-efficiency of its paper machines. This monitoring has shown that Mondi Business Paper's paper machines are on average more time-efficient than the industry average as determined by the Metso Industry benchmark.

Forestry operations

In Russia, Mondi Business Paper leases approximately 1,581,700 hectares of forests from the Komi Republic, on long-term leases. The maturity dates of these leases vary, the latest maturity date being 2055.

In South Africa, Mondi Business Paper has forestry operations in the KwaZulu-Natal and Mpumalanga provinces. These forestry operations are located on land of which about 76 per cent is owned by Mondi Business Paper. Mondi estimates that approximately 48 per cent of its land holdings in South Africa are subject to land claims under the Restitution of Land Rights Act 1994 which provides remedies for persons who were dispossessed of rights in land as a result of past racially discriminatory laws or practices. For further details, please see the paragraph entitled "Land Claims" in this Part V. The remaining 24 per cent or 86,000 hectares of its forestry operations in South Africa are leased to Mondi Business Paper mainly by entities through leases with remaining terms varying from one to 20 years. Management believes, based on precedent in the agricultural sector in South Africa, that approximately one-third of this leased land is also subject to land claims. In terms of South African law, these leases will remain unaffected by the land claims, and the Group will continue as lessee of the properties regardless of whether or not the land claims are successful. In certain instances, where feasible, the Group is also pursuing land claim settlement opportunities relating to these properties in conjunction with claims over its own land. Of the total 357,000 hectares available to Mondi Business Paper in South Africa, 68 per cent is utilised for forestry operations, the remainder is open area set aside to meet the criteria of the Forestry Stewardship Council.

Capital expenditure, excluding business combinations

Between 2004 and 2006, capital expenditure projects undertaken by Mondi Business Paper, excluding business combinations, amounted to €864 million. Major individual projects, completed or approved during this period, are described below.

Installation of a new elemental chlorine-free bleaching plant at the Syktyvkar operations in Russia was completed in the latter part of 2006. Total expenditure amounted to €23 million (of which €4 million is attributable to Mondi Packaging Corrugated Business). The €175 million rebuild of the PM31 paper machine at the Merebank mill in South Africa was commissioned at the end of 2005, the commissioning of the installation of a multi-fuel boiler at the same site for a total expected cost of €45 million, is expected in the second half of 2007. Of the total costs of this project, €28 million was invested by the end of 2006.

In the first half of 2006, commissioning commenced on a new gas turbine at the Richards Bay mill in South Africa. Total investment on this project is expected to amount to €15 million.

In 2005, the expansion of the pulp mill at Richards Bay, at a total cost of €250 million (of which €80 million was attributed to Mondi Packaging Corrugated Business), was commissioned. A separate project undertaken at the Richards Bay mill involved the upgrade of the effluent treatment plant on the mill site. Total investment in this project was €21 million (of which €7 million was attributed to Mondi Packaging Corrugated Business). In 2005 and 2006, €5 million was also invested in an upgrade of the PM3 paper machine at the Kematen mill.

In 2004, commissioning commenced on the pulp mill expansion at Ružomberok in Slovakia. Total cost of this project was €136 million. Reel storage capacity was also increased at the same mill at a cost of €6 million. The upgrade of the finishing capacity at the Hausmening and Kematen mills in Austria was also commissioned in 2004, with a total investment of €44 million. In the same year, two new pulp storage tanks were installed at the Syktyvkar mill for a total investment of €7 million.

Raw materials

The principal raw materials used by Mondi Business Paper are wood, pulp, energy and chemicals.

Use of wood as a raw material to produce pulp

Mondi Business Paper's total wood consumption in 2006 was approximately 6.0 million m^3. It benefits from leased and owned forests in Russia and South Africa, which provide Mondi Business Paper with an annual allowable cut of around 5.4 million m^3, giving it a potential self-sufficiency in wood required for pulp production of around 89 per cent. In addition to wood from its own resources, the mills in Russia and South Africa currently procure wood from third parties, while mills outside these regions currently procure their wood requirements exclusively from open market sources.

In South Africa and Russia, where Mondi Business Paper currently sources around 53 per cent of its wood requirements for pulp and woodchip production, Mondi enjoys particularly low wood costs, as discussed in the paragraph entitled "Low-cost production" in this Part V.

Use of pulp as a raw material to produce paper

Mondi Business Paper's total pulp consumption in 2006 was approximately 1.8 million tonnes. Supply of pulp is based on a combination of production by Mondi Business Paper itself and purchases from third party suppliers. Mondi Business Paper's own pulp production capabilities comprise four integrated pulp and paper mills (the Syktyvkar mill in Russia, the Richards Bay mill in South Africa, the Ružomberok mill in Slovakia and the Kematen mill in Austria) producing in total around 1.4 million tonnes of pulp in 2006, which meant that Mondi Business Paper's net position was that it was around 77 per cent self-sufficient in pulp required for paper production. The exact combination of purchases of pulp by the Group from third parties and sales of pulp by the Group to third parties in any period depends upon the prevailing specific pulp grade requirements of the Group's paper mills and other commercial considerations.

Energy

In 2006, Mondi Business Paper's electricity consumption was 3,100 GWh. Of this amount, approximately 81 per cent came from the Group's own power generators, and 19 per cent was purchased externally (after taking into account the electricity sold to third parties). External electricity purchases represent approximately 27 per cent of Mondi Business Paper's energy costs, with costs relating to the production of heat and electricity accounting for the remaining 73 per cent. Energy costs typically account for 19 per cent of the total cost of materials, consumables and energy. Various initiatives are under way to further reduce reliance on purchased electricity. These include installation of a multi-fuel boiler at the Merebank mill, South Africa, and the recently completed installation of a gas turbine at the Richards Bay mill, South Africa.

Chemicals/auxiliaries

Chemicals and auxiliaries used by Mondi Business Paper are largely compounds such as calcium carbonate, oxygen, ozone, hydrogen peroxide, chlorine dioxide and starch. These are purchased from a variety of suppliers. These costs typically account for around 23 per cent of the total cost of materials, consumables and energy.

Customers

Mondi Business Paper's uncoated woodfree paper is sold through three primary distribution channels:

Merchants

Merchants, such as Antalis, Europapier (which is Mondi's Austrian and Emerging Europe merchant business), Igepa group, Paperlinx and Papyrus, are Mondi Business Paper's most important distribution partners which management estimates, based on volume, accounted for approximately 78 per cent of uncoated woodfree paper sales in 2006.

Original Equipment Manufacturers (OEMs)

OEMs, such as Canon and Xerox, which management estimates, based on volume, accounted for approximately 8 per cent of uncoated woodfree paper sales in 2006.

Office Suppliers and retailers

Office suppliers and retailers, such as Lyreco, Office Depot and Staples, which management estimates, based on volume, accounted for the remaining 14 per cent of uncoated woodfree paper sales in 2006.

The majority of Mondi Business Paper's annual sales are made in Western Europe with relatively strong sales in Emerging Europe.

Competition

Mondi Business Paper's largest competitors in Europe in respect of the uncoated woodfree paper sales are International Paper Corporation, M-real Corporation, Portucel Industrial S.A. and Stora Enso[47]. Management believes that Mondi Business Paper primarily competes in this sector on the basis of delivered price, quality and service. Management believes that its integrated lower-cost mills in Russia, Slovakia and South Africa give Mondi Business Paper a competitive advantage over many of its competitors.

Mondi Packaging South Africa

Overview

Mondi Packaging South Africa is South Africa's only producer of cartonboard[48], the largest producer of recycled containerboard[49] in terms of production capacity and the largest corrugated packaging producer[50] in terms of sales. Management believes that it is also the leader in recovered fibre collection by volume in South Africa[51]. Mondi Packaging South Africa's strategy includes consolidating its position in these core segments and seeking opportunities to expand into other packaging segments in Southern Africa. In 2006, Mondi Packaging South Africa's sales (excluding inter-segment revenue) accounted for 6 per cent of Mondi's sales.

Mondi owns 55 per cent of Mondi Packaging South Africa with 40 per cent being owned by Shanduka Packaging (Pty) Ltd. The remaining 5 per cent is owned by the Mondi Employee Investment Company Limited. Discussions are ongoing between Mondi and Shanduka Packaging (Pty) Ltd for Mondi to decrease and Shanduka Packaging (Pty) Ltd to increase their respective shareholdings in Mondi Packaging South Africa such that they have equal shareholdings. Mondi would retain management control of Mondi Packaging South Africa.

Mondi Packaging South Africa is accredited pursuant to the Codes of Good Practice issued under the South African Broad Based Black Economic Empowerment Act of 2003.

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[47] *Source: EMGE—World Graphic Papers—March/April 2006; and Pöyry Forest Industry Consulting—research for Mondi provided 2007.*

[48] *Source: PAMSA 2006/2007 – A Perspective on South Africa*

[49] *Source: PAMSA 2006/2007 – A Perspective on South Africa*

[50] *Source: BMI Foodpack – Corrugated Industry Monitor – Quarter 4 2005, March 2006*

[51] *Source: Paper Recycling Association of South Africa.*

The following table presents the financial and statistical data relating to Mondi Packaging South Africa and is extracted without material adjustment, or calculated from the audited financial information in Part VIII: "Financial Information":

	Year ended 31 December		
	2004	2005	2006
	(€ million, except for percentages and personnel data)		
Segment revenue	348	359	360
– of which inter-segment revenue	18	11	25
EBITDA(1)	51	42	46
Underlying operating profit(2)	40	32	35
Operating profit	40	32	35
EBITDA margin (%)(3)	15%	12%	13%
Underlying operating profit margin (%)(4)	11%	9%	10%
Capital expenditure(5)	22	11	27
Net segment assets(6)	230	237	195
Return on net segment assets (%)(7)	19%	14%	16%
Monthly average personnel (thousands)	3	3	3

Notes:

(1) EBITDA is operating profit of subsidiaries and joint ventures before special items, interest, taxes, depreciation and amortisation.

(2) Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.

(3) EBITDA margin is EBITDA divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).

(4) Operating profit margin is underlying operating profit divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).

(5) Capital expenditure reflects cash payments and accruals in respect of additions to property, plant and equipment and intangible assets, and includes additions resulting from acquisitions through business combinations.

(6) Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.

(7) Return on net segment assets is underlying operating profit divided by average net segment assets. Net segment assets is defined in (6) above. Average net segment assets for 2004 is derived from net segments assets as at 31 December 2003 and 2004. Net segment assets as at 31 December 2003 is unaudited.

Business units

Mondi Packaging South Africa has four business units and, upon the completion of the acquisition of Lenco (described below) will have a fifth business unit:

Mondi Recycling

Management estimate Mondi Recycling is the largest paper recycling operation in South Africa, by volume of recovered fibre collected, with five branches across the country. It sourced approximately 381,000 tonnes of recycled fibre in 2006.

Springs Mill

The Springs Mill business unit is the only producer of cartonboard in South Africa. It has one mill which is located in Springs, South Africa, producing 133,000 tonnes of cartonboard in 2006.

Corrugated Papers

The Corrugated Papers business unit produces various grades of containerboard which are sold on reels to makers of corrugated board, including the Mondipak business unit. It has two mills located at Felixton and Piet Retief, South Africa, with combined production in 2006 of 237,000 tonnes. Internal consumption of containerboard to make corrugated packaging products was approximately 64,000 tonnes, giving a net market exposure in containerboard of approximately 173,000 tonnes.

Mondipak

The Mondipak business unit manufactures corrugated packaging from containerboard. It has nine production centres, eight of which are located in South Africa and one in Namibia, producing 328 million m^2 of corrugated packaging products in 2006.

Lenco

Mondi Packaging South Africa entered into an agreement to acquire Lenco in March 2007. Completion of the acquisition is subject to regulatory approval.

Lenco specialises in the manufacture of rigid plastics and has approximately 1,270 employees. Its operating divisions are Versapak, which manufactures expanded polystyrene packaging and PVC stretch film products; Xac-PET, which manufactures PET products, such as soft drink bottles; and Xactics/Elvinco which uses extrusion blow and injection moulding to produce bottles, containers and closures for the food, beverage, household and toiletry industries. Management estimate Lenco is the largest converter of polyethylene terephthalate plastic in South Africa based on production.

Capital expenditure, excluding business combinations

Between 2004 and 2006, capital expenditure projects undertaken by Mondi Packaging South Africa, excluding business combinations, amounted to €61 million. Major individual projects, completed or approved over this period, are described below.

A project to rebuild the PM6 machine at Springs Mill was approved in May 2006 for a capital investment of €10 million, of which €3 million was invested by the end of 2006 with completion expected in 2007. In July 2006, work commenced on a project to upgrade the PM3 machine at the Felixton mill. Total investment in the rebuild is expected to be €23 million. Commissioning is expected to take place in early 2008.

In 2004, Mondipak invested €6 million upgrading its Pinetown board machine.

Raw materials

The principal raw materials used by Mondi Packaging South Africa are wood, pulp, bagasse (the by-product in the production of sugar from cane), recovered fibre, packaging paper, energy and chemicals.

Use of wood as a raw material to produce pulp

Mondi Packaging South Africa's total wood consumption in 2006 was approximately 53,000 m^3 of eucalyptus round wood and 56,000 m^3 of pine chips. Eucalyptus round wood is purchased from Mondi Business Paper and pine chips are purchased from third parties.

Use of pulp and bagasse pulp as a raw material to produce packaging papers

Mondi Packaging South Africa's total pulp and bagasse pulp consumption in 2006 was approximately 55,000 tonnes of internally produced wood pulp, 11,000 tonnes of wood pulp purchased from Mondi Business Paper and 50,000 tonnes of internally produced bagasse pulp. Bagasse is purchased from the Tongaat Hulett Group and converted into pulp at the Felixton mill.

Recovered fibre

Mondi Packaging South Africa collected approximately 381,000 tonnes of recycled fibre from third parties in 2006. This recycling material supplies all the recovered fibre requirements of the Piet Retief, Felixton and Springs mills. In addition, Mondi Packaging South Africa sold 82,343 tonnes of recovered fibre to Mondi Shanduka Newsprint in 2006.

Paper

Approximately 120,000 tonnes of packaging paper is purchased from third parties. The balance of Mondipak's paper requirements is sourced from internal production.

Energy

In 2006, Mondi Packaging South Africa's electricity consumption was 299 GWh. Of this amount, approximately 3 per cent came from Mondi Packaging South Africa's own power generators and

97 per cent was purchased externally. External electricity represents approximately 53 per cent of Mondi Packaging South Africa's energy costs, with costs relating to the production of heat and electricity accounting for the remaining 47 per cent. Energy costs typically account for approximately 9 per cent of the total cost of materials, consumables and energy.

Chemicals/auxiliaries

The chemicals and auxiliaries used by Mondi Packaging South Africa are largely compounds such as caustic soda, sodium sulphate, starch, sizing, inks and glue. These are widely available and purchased from a variety of suppliers. The costs typically account for around 13 per cent of the total cost of materials, consumables and energy.

Customers

During the period from 2004 to the end of 2006, Mondi Packaging South Africa increased its annual sales from €348 million to €360 million, which amounts to a 1.7 per cent compound annual growth rate. Of its sales in 2006, approximately 7 per cent were intra-Group and 93 per cent were to third parties.

Mondi Packaging South Africa's top 10 customers accounted for approximately 26 per cent of its sales in 2006.

Mondi Recycling

Approximately 90 per cent of its collected recovered fibre is sold within the Group both to Mondi Packaging South Africa's paper mills and to Mondi Shanduka Newsprint for newsprint production.

Springs Mill

The Springs Mill business unit sells cartonboard to converters, who print and assemble the finished product. Key customers include BPB Gypsum, Nampak and New Era Packaging.

Corrugated Paper

The Corrugated Paper business unit manufactures and sells containerboard and fluting to converters including Mondipak and external customers such as Corruseal Packaging, Nampak and New Era Packaging.

Mondipak

The Mondipak business unit produces corrugated packaging, primarily for the agricultural and industrial sectors.

Competition

Mondi Packaging South Africa's key local competitor in corrugated paper is Sappi Limited[52], while competition also comes from a variety of importers in cartonboard and corrugated papers. Mondipak's main competitors include Corruseal Packaging, Nampak and New Era Packaging[53]. Management believes that the integration of Mondi Packaging South Africa and its strong position in the agricultural sector gives Mondi Packaging South Africa a competitive advantage over its competitors[54].

Merchant and Newsprint businesses

Overview

The Merchant and Newsprint businesses consist of Europapier, Mondi Shanduka Newsprint and Aylesford Newsprint, the latter two being proportionally consolidated joint ventures. In 2006, the Merchant and Newsprint businesses achieved sales of €0.5 billion (excluding inter-segment revenue) which accounted for 9 per cent of Mondi's sales.

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[52] *Source: Paper Manufacturers Association of South Africa.*

[53] *Source: BMI Foodpack.*

[54] *Source: Paper Manufacturers Association of South Africa.*

The following table presents the financial and statistical data relating to the Merchant and Newsprint businesses and is extracted without material adjustment, or calculated from the audited financial information in Part VIII: "Financial Information":

	Year ended 31 December		
	2004	2005	2006
	(€ million, except for percentages and personnel data)		
Segment revenue	521	509	539
– of which inter-segment revenue	–	–	1
EBITDA(1)	48	40	48
Underlying operating profit(2)	28	18	29
Operating profit	28	18	29
EBITDA margin (%)(3)	9%	8%	9%
Underlying operating profit margin (%)(4)	5%	4%	5%
Capital expenditure(5)	9	6	8
Net segment assets(6)	275	248	252
Return on net segment assets (%)(7)	12%	7%	12%
Monthly average personnel (thousands)	1	1	1

Notes:

(1) EBITDA is operating profit of subsidiaries and joint ventures before special items, interest, taxes, depreciation and amortisation.

(2) Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.

(3) EBITDA margin is EBITDA divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).

(4) Operating profit margin is underlying operating profit divided by revenue (including the proportional share of joint ventures and including inter-segment revenue).

(5) Capital expenditure reflects cash payments and accruals in respect of additions to property, plant and equipment and intangible assets and includes additions resulting from acquisitions through business combinations.

(6) Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.

(7) Return on net segment assets is underlying operating profit divided by average net segment assets. Net segment assets are defined in (6) above. Average net segment assets for 2004 is derived from net segments assets as at 31 December 2003 and 2004. Net segment assets as at 31 December 2003 is unaudited.

Europapier

Europapier is a paper merchant which focuses on Austria and Emerging Europe. Management believes that Europapier is the largest paper merchant in terms of market share in Austria, the Czech Republic, Poland, Slovakia, Slovenia, Bosnia and Herzegovina and Romania and has leading positions in Hungary, Russia, Serbia and Bulgaria. Europapier sells graphic papers, packaging papers, office communication papers and other office supplies.

In 2006, Europapier delivered approximately 430,000 tonnes of paper and had approximately 770 employees.

Mondi owns 90 per cent of Europapier. The remaining 10 per cent is owned by Sipadan Privatstiftung, an investment vehicle controlled by the chief executive officer of Europapier. Sipadan Privatstiftung has an option to sell its 10 per cent of Europapier to Mondi, exercisable after 31 December 2009. If exercised, Mondi will repurchase these shares for a price based on a multiple of Europapier's average earnings for 2008 and 2009 less average monthly debt. Mondi has a call option on the same terms.

Raw materials/suppliers

Europapier procures its products from Mondi Business Paper as well as from a number of other paper manufacturers.

Customers

Europapier is active in 14 countries. Its customer base comprises large and small printers, publishers, converters, large and medium-size companies, retailers and small home/office customers. In 2006, Europapier's top 10 customers comprised around 7 per cent of its sales.

Competition

Europapier's competition comprises paper mills, paper merchants (local and international), integrated office suppliers and retailers in its various geographical markets. Management believes its principal competitors are Antalis, Paperlinx, Papyrus and MAP. Europapier's strength in paper merchant operations is based on its long-term customer relationships in Austria and Emerging Europe where Europapier was the first international paper merchant to open local operations, its well-established co-operation with its group suppliers, including Burgo, International Paper, Mondi Business Paper, Mayr-Melnhof, Scheufelen and UPM, as well as its optimised logistics network in the regions in which it operates.

Mondi Shanduka Newsprint

Mondi Shanduka Newsprint is the leading supplier of newsprint and telephone directory paper in South Africa based on production capacity[55].

It was formed as a joint venture between Mondi and Shanduka Newsprint (Pty) Ltd in 2004: Mondi owns 50 per cent and Shanduka Newsprint (Pty) Ltd owns 42 per cent. A further 4 per cent is owned by Mondi Employee Investment Company Ltd and the remaining 4 per cent has been set aside for Mondi Shanduka Community Trust. These shares will be transferred on registration of the Mondi Shanduka Community Trust which is currently awaited. Discussions are ongoing between Mondi and Shanduka Newsprint (Pty) Ltd for Mondi to decrease and Shanduka Newsprint (Pty) Ltd to increase their respective shareholdings so that they have equal shareholdings in the company.

In 2006, Mondi Shanduka Newsprint produced approximately 214,000 tonnes of newsprint on two newsprint and telephone directory paper machines at its sole operation in Merebank, South Africa.

Raw materials/suppliers

The primary raw materials used by Mondi Shanduka Newsprint are wood, recycled fibre, chemicals and energy.

Mondi Shanduka Newsprint manages approximately 49,000 hectares of forests, of which approximately 18,000 hectares are owned by Mondi Shanduka Newsprint, 30,000 hectares are leased from Mondi Business Paper and the remaining 1,000 hectares are leased from third parties. These forests are located in KwaZulu-Natal in South Africa. This provides 84 per cent of Mondi Shanduka Newsprint's virgin wood requirements. The remaining 16 per cent is purchased through a combination of direct purchases and swaps.

Customers

In 2006, 93 per cent of Mondi Shanduka Newsprint's sales were domestic sales in South Africa. The majority of these domestic sales were to the South African newspaper industry. Mondi Shanduka Newsprint's major customers include the Independent group of newspapers, Johncom, Media24 and Telkom Directory Services.

Competition

Mondi Shanduka Newsprint's principal competitor is Sappi Limited together with international newsprint companies[56]. The competition in newsprint is principally driven by price, quality and service considerations.

Aylesford Newsprint

In 2006, Aylesford Newsprint produced approximately 394,000 tonnes of newsprint in the UK using 100 per cent recycled fibre. Aylesford Newsprint employs approximately 370 people at a single site in Kent, UK with a large de-inking plant and two waste-based newsprint paper machines. It is the second largest producer of newsprint in terms of production volume in the UK[57].

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[55] *Source: Paper Manufacturers Association of South Africa – South African Pulp and Paper Industry – Statistical Data, January to December 2006.*

[56] *Source: Paper Manufacturers Association of South Africa.*

[57] *Source: Abitibi, CACI and Newsprint and Newspaper Industry Environmental Action Group.*

Aylesford Newsprint is the wholly-owned subsidiary of a joint venture company called Aylesford Newsprint Holdings Limited. The joint venture company was formed in 1993 and is owned by Mondi and Svenska Cellulosa Aktiebolaget ("SCA"), a Swedish pulp and paper manufacturer. Mondi and SCA each own 50 per cent of the joint venture company.

Capital expenditure

A rebuild of the smaller of Aylesford Newsprint's two paper machines, PM13, was carried out in 2003 at a cost of €7 million. Since then capital expenditure has mainly been for maintenance projects.

Raw materials/suppliers

The primary raw materials used by Aylesford are recycled fibre, chemicals and energy.

Aylesford Newsprint has its own recycled waste paper collection systems and it also purchases recycled fibre from external sources such as local councils and waste collection organisations to produce its newsprint.

Customers

Aylesford Newsprint's principal customers are the major national newspaper groups in the UK. The top five customers by value, Associated News, the Express, News International, the Telegraph and Trinity Mirror represented 79 per cent of its UK sales in 2006. Its export sales were made principally in the US, the Netherlands and France.

Competition

Aylesford Newsprint's principal UK competitors are Bridgewater Paper Co. Ltd and Shotton Paper Company plc as well as major international newsprint producers, including Holmen, Norske Skog and Stora Enso (part of the UPM group)[58]. The competition in newsprint is principally driven by price, quality, and, to a lesser extent, by environmental considerations, including the use of recycled fibre in newsprint.

Research and Development

The Group has a dedicated central resource focused on identifying and seeking longer term growth opportunities through innovation. Mondi Packaging has a research and innovation centre in Korneuburg, Austria, where it undertakes research into flexible packaging, principally focusing on pouch-making, digital printing and radio frequency identification technology which can be used for tagging and tracking corrugated boxes. A second research and development centre is located at the Frantschach mill, Austria, which is focused on research and development for Mondi Packaging Bag Business. Mondi Business Paper has research centres in Austria and South Africa. The Austrian innovation team is responsible for research into paper properties and the development of new products and processes, specifically paper surface modification and nanotechnology. The South African research centre focuses on biotechnology and pulp. The Group also undertakes research and development projects at various of its other plants and mills. The research and development activities aim to provide continuous and proactive improvements in processes and products. Research is focused on improving the quality and range of products offered as well as making more efficient use of resources in production, in terms of both cost and environmental factors. In 2006, the Group's research and development costs were approximately €7 million compared to €5 million in 2005 and €7 million in 2004.

Intellectual Property Rights

Mondi owns a significant number of registered trade marks and trade mark applications and several patents and registered designs relevant to its packaging, office paper, merchanting and newsprint businesses in the various jurisdictions in which the Group conducts such businesses. Its patents and patent applications principally cover inventions relating to packaging and containers (including containers with reinforced components, stacking formulations or locking mechanisms). The Group's

[58] *Source: Newsprint and Newspaper Industry Environmental Action Group and management data.*

registered design rights protection relates to various box and container designs. The Group intends to maintain its patent and trade mark portfolios and to file further applications for any patents or trade marks which it deems to be important to its business operations. Consistent with the industry in which it operates, the Group's operations are not dependent to a significant extent on its patents, registered designs or trade marks or on any licences of any intellectual property rights from third parties.

Environmental and Health and Safety Matters

Environmental Matters

Environmental management

The Group currently has thorough environmental management systems in place. In addition, the Group has developed an integrated Sustainable Development Management System (SDMS) which incorporates the requirements of Anglo American's environmental management guidelines. The SDMS will be implemented across the Group during 2007. All environmentally material sites are accredited to internationally recognised standards, including the ISO14001 standard for environmental management systems. There is one 'material' site that is not yet accredited but is in the process of achieving accreditation, which is expected to be achieved in 2007. Regular compliance audits (both internal and external) are undertaken and regular reporting is undertaken at local, divisional and group level. Once the SDMS is implemented the Group will be audited against the performance requirements of the SDMS and sites will be required to implement annual improvement plans to address any non-compliances. The Group has well-documented environmental policies and initiatives, including Group-wide policies in relation to sustainable development and management guidelines to ensure consistency of application across the Group. These will be consolidated under the SDMS once that system is implemented.

Operation of production facilities

The Group operates in an industry which is subject to comprehensive environmental regulation and governmental supervision. The Group's operations generate hazardous and non-hazardous waste and emissions to the air and water. The waste and emissions are regulated under environmental standards established by regulatory and administrative norms and environmental permits and licences. Violations of these regulations and permits could result in fines, injunctions (including orders to cease or alter all or part of the non-compliant operations and to improve, or pay for the improvement of, the condition of the environment in the affected area) or a requirement to install or improve technical equipment, which could involve substantial cost. Environmental permits may be subject to modification and revocation by the issuing authorities and may need to be periodically updated. Management believes that the Group is in substantial compliance with the environmental laws and regulations applicable to it. Management also believes that the Group is materially compliant with discharge and emission levels established by regulation or permits and is materially compliant with other conditions and requirements of environmental permits. In those cases where permit limits are exceeded or other infractions occur, the Group seeks to take prompt action to correct the situation with a policy of working co-operatively with the authorities.

Environmental expenditure

The Group invests substantial capital resources on environmental compliance and on monitoring its impact on the environment. Recent major capital projects completed between 2003 and the first three months of 2007 resulted in environmental performance benefits, including: the Mondi Business Paper Ružomberok pulp mill expansion; the PM18 rebuild in Slovakia; the Richards Bay pulp mill expansion and the Merebank PM31 rebuild in South Africa; the elementary chlorine-free bleaching plant in the softwood pulp mill at Mondi Business Paper in Syktyvkar, Russia; and the installation of a gas turbine and the secondary waste water treatment at the Richards Bay pulp mill in South Africa. Various further future investments are also planned across the Group's sites to ensure ongoing compliance or to meet future regulatory requirements, including but not limited to the development of in-line process water treatment at Mondi Packaging's paper mills in Raubling, Germany and Steti, Czech Republic; the extension of the biological waste water treatment at Mondi Packaging's paper mill in Frohnleiten, Austria; the installation of a multi-fuel boiler at Mondi Business Paper South Africa's Merebank mill; and the change from fuel feedstock to gas at the Mondi Business Paper mill at Hadera in Israel. All of the above projects are expected to be commissioned into use during 2007. The Group expects the levels of environmental expenditure generally to decrease over time as capital projects are completed although changes to environmental regulation may alter this if further plant upgrades or other environment-related improvements are required as a result.

Currently the Syktyvkar site in Russia would not comply with EU Best Available Technology standards. However, on 17 April 2007, the Anglo American Board approved a €525 million investment project at the Mondi Business Paper Syktyvkar site that would result in a significant improvement in the environmental performance of that site if implemented, involving upgrades to the pulp mill sufficient to satisfy EU Best Available Technology criteria.

Environmental contamination and landfill

The Group may be liable for environmental contamination at its facilities or at other sites where wastes generated from its activities have been disposed. It is likely that the Group's sites, particularly those involved in paper and pulp manufacturing, will have a degree of soil and/or groundwater contamination present. This is to be expected given the present and often historic use of the sites for heavy industrial purposes and the industrial nature of many neighbouring site operations. At sites where the Group knows or reasonably suspects contamination to be present, it has taken steps, or is in the process of taking steps, to address that contamination in the short term. There is the risk that remedial action resulting in material expenditure may also be required in the medium to long term with respect to contamination which is presently unknown.

Some sites also have former landfill operations (for disposal of wastes from production activities) and wastewater treatment ponds that could be contaminated. These operations may also need to be upgraded in the short to medium term to comply with legislative requirements regarding storage of waste. Such action may require material expenditure and, if environmental standards tighten, especially in relation to the landfilling of wastes, the operational costs of maintaining landfills could increase materially.

At Aylesford, the UK off-site landfill, Margett's Pit, is currently being closed. The site's management is in discussions with the Environment Agency of England and Wales regarding the best long-term method for restoration of the area. Capping and restoration of the site, which would likely occur within the next five years, is currently expected to cost €11 million. Thereafter there will be ongoing monitoring obligations. This amount has been fully provided for in the accounts of the Aylesford operating company.

Wood and pulp procurement

Forest stewardship, a concept embracing sustainable forestry, was developed in response to concerns about exploitation of the world's forest reserves. The mechanisms developed to address this are: (i) forest certification schemes to ensure good forest stewardship and to assess the extent to which forestry is environmentally and socially sustainable; and (ii) related "chain of custody" certification which traces the sustainable wood source through the supply chain to the final product. The Forestry Stewardship Council ("FSC"), a non-profit organisation which encourages the responsible management of the world's forests, has developed an internationally recognised certification system that specifies and measures sustainable forestry management practices for natural forests and forest plantations. The Program for the Endorsement of Forest Certification Schemes ("PEFC") is another internationally recognised scheme.

The Group has a policy of responsible forestry and seeks to source wood and fibre from sustainable forests. The Group's approach to procurement of wood and fibre is to buy from FSC accredited suppliers where reasonably practicable. A Group-wide forestry policy (developed in 2004) and Group Procedure for Responsible Purchasing of Wood (to be adopted by all sites by the end of 2007) set out the minimum standards by which all sites must operate when sourcing wood and pulp. These seek to commit the Group to increase its supply of wood from sustainable sources and ensure that suppliers are legally compliant and either FSC or PEFC certified or fulfil certain minimum criteria in terms of sustainable forestry. The Group Guideline has set the "FSC Controlled Wood Standard" as the minimum wood standard for all the Group's sites. When fully implemented, wood will not be sourced from the sources specifically listed under the controlled wood standard. All of the Group's owned, leased or managed forestry plantations in South Africa are certified to FSC standards and are managed in compliance with applicable laws. Syktyvkar in Russia achieved FSC certification for

0.4 million hectares of forest in the Komi Republic in 2006. A further 1.2 million hectares of the Group's forestry area in Russia are due to be certified to FSC criteria by the end of 2007. The Group has procedures in place at forestry operations for managing environmental impacts, such as wetlands conservation, and the sites work closely with local NGOs and environmental groups on a range of issues, including conservation initiatives.

Health and Safety Matters

Health and safety management

Most of the Group's sites are accredited to the international OHSAS 18001 standard for the management of health and safety. Those not yet accredited are in the process of obtaining accreditation. The Group has procedures for health and safety incident reporting and auditing, as well as staff training and emergency planning procedures. External audits of these management systems are regularly undertaken. The Group currently has procedures in place whereby health and safety risks are identified and assessed on a regular basis under a Group-wide occupational health strategy that also sets health and safety targets. As stated above, the Group has developed an integrated management system, the SDMS, which incorporates the requirements of Anglo American's occupational health management guidelines. The SDMS will be implemented across the Group during 2007. Once this is implemented, the Group will be audited against the performance requirements of the SDMS and sites will be required to implement annual improvement plans to address any non-compliances. The Group intends to continue the practice of external audits following the Demerger.

Health and safety incidents

Due to the heavy industrial nature of the Group's operations, the size of the workforce and the nature of the work, there have been accidents involving employees and contractors. Despite the Group having comprehensive safety management systems in place, there were five fatal accidents across the Group in 2005, one fatal accident in 2006 and one fatal accident (involving a contractor) in 2007 (as at 25 May 2007). The Group regards any fatality as unacceptable and takes prompt steps to investigate fully any fatality and improve procedures as a result. In some cases, regulatory investigations have also been undertaken. In particular, the fatality to a contractor at a Mondi Packaging site in Savoie, France in February 2006 is currently under investigation and there is a possibility that a prosecution may be brought against Mondi Packaging by the French regulatory authorities. The 2007 fatality occurred on 27 April 2007 at the forestry operations of Mondi Shanduka Newsprint. Mondi is currently undertaking an internal investigation into the circumstances of the accident which involved a transportation vehicle. Mondi considers it unlikely that there will be an external investigation. Other than in respect of the incident in Savoie referred to above, no material regulatory, civil or other prosecutions or claims have been made arising out of fatal incidents, and none is anticipated by the Group's management.

HIV/AIDS

HIV and AIDS is a potential problem for any company operating in Southern Africa. Since the 1980s there has been a massive rise in the prevalence of HIV in the South African population. This is likely to have an impact on the economy in the future with a corresponding effect on the Group's operations in South Africa. The Group estimates that the HIV prevalence in its employees in South African operations may be approximately 4 per cent (excluding contractors), which is a relatively low figure compared with other industries in South Africa. Voluntary counselling and testing ("VCT") has been running within the Group since 2003 and is now a voluntary part of the periodic medical examination that employees receive. In 2006, 63 per cent of employees took up the opportunity for VCT. The Group continues to support and encourage affected employees to continue their treatment. Information and education programmes are ongoing and available to all employees. To date, HIV and AIDS have not been a significant factor in absenteeism rates in the Group. The Group has a large number of contractors in its forestry operations in South Africa and does not have reliable statistics for their infection rates. Contractors generally carry out low-skilled forestry functions where there is a high turnover of workers and if the Group considered it prudent it could increase mechanisation at its forestry operations to reduce the requirement for low-skilled workers.

Land Claims

In South Africa, the Restitution of Land Rights Act 1994 provides remedies for persons who were dispossessed of rights in land as a result of past racially discriminatory laws or practices. Claims under the Restitution of Land Rights Act 1994 had to be lodged by 31 December 1998. The Land Claims

Court is empowered to make orders concerning the restoration of land (or any portion thereof) and the payment of compensation, compelling the state to include a claimant as a beneficiary in the state support programme for housing or granting the claimant an appropriate right in alternatively designated state land or with any alternative and appropriate relief. The Group has adopted what is considered to be a positive approach to the South African government's land reform programme and management believes that it has developed a good working relationship with the relevant agencies.

The Land Claims Commission's approach to commercial plantation operations that are subject to land claims is to buy the land, at market value, from the landowner for the claimant community. Under these arrangements, Mondi would retain title to the standing timber crop and receive market value for any land that has been acquired by the Land Claims Commission for the landowner. The intention is then to ensure the continuation of sustainable forestry operations on the land through a variety of ownership arrangements relating to commercial timber thereafter. The approach would allow the current land use programme to continue and, with Mondi's assistance, would enable the new owners to accumulate funds and to gain the necessary skills and expertise to become involved with the management of the plantations in the future.

In relation to land claims over properties where Mondi has industrial operations, there is a process of either compensating claimants with cash payments equal to the value of that land, or offering the claimant other land of a similar value.

Approximately 48 per cent of Mondi's land holdings in South Africa are subject to land claims of which management estimates that most relate to forestry land, with one claim including the land on which the Piet Retief mill is located. The book value of all of Mondi's forestry land in South Africa as at 31 December 2006 was approximately €38 million. Currently, land claims over land-holdings in the following regions have been published in the South African Government Gazette: Kwazulu-Natal (Richmond, Howick, Greytown, Melmoth, Babanango, Paulpietersburg, Vryheid and Zululand coastal) and Mpumalanga (Piet Retief, Barberton and Whiteriver). This list will continue to change as land claims are settled, rejected or new land claims are published in the South African Government Gazette. As noted above, the only land claim against the Group in respect of industrial property that the Group is aware of, relates to a claim over the farm Vroegeveld, on which the Piet Retief mill of Mondi Packaging South Africa (Pty) Ltd is located. Having regard to the way in which urban land claims have generally been resolved to date, and given that there are other industrial properties in the same area that are also subject to land claims, it is most likely that this claim will be settled by the relevant Regional Land Restitution Commissioner either procuring alternative land for the claimants or offering them financial compensation.

Given the large number of land claims to which the Group is subject, it is not possible to quantify the number of such claims and the Group can give no assurance that they, or any other land claims of which it is not aware, will not have an adverse effect on the Group's rights to the properties in South Africa that are subject to the land claims. However, the Group has developed various forestry models to be used in this process and the National Land Claims Commissioner has approached the Group to work with his organisation to enhance these models and work together to ensure success. Where land with commercial plantation operations on it is acquired from the Group for the claimant community, management believes that the most likely outcome is that the Group will lease the land back from the claimant community so that it can continue with its operations and thereby secure the commercial timber on the land.

Regulatory Risks

In recent years, in a number of jurisdictions, antitrust investigations and actions have been launched against companies in industries in which the Group participates, including an investigation which resulted in 2005 in the imposition by the European Commission of fines for participation in cartel conduct by two companies in which the Group formerly held a stake. This indicates that the sector in which the Group operates may face continuing regulatory scrutiny. Fines imposed in respect of cartel infringements are often very substantial (but within the EU may not exceed a maximum of 10 per cent of the worldwide turnover of the infringing undertaking). There is an increasing risk of damages claims by third parties.

The Group has instituted an antitrust compliance programme within its majority owned divisions designed to minimise the risk of antitrust infringements within those divisions. However, such a programme cannot eliminate the risk to the Group from exposure which may arise from antitrust investigations or civil actions for damages based on antitrust claims and such investigations and claims could have a material adverse effect on the financial position of the Group.

Community Relations

Anglo American has developed a process to help individual operations across the Group to identify and manage their social and economic impact on local communities. This is known as the Socio-Economic Assessment Tool ("SEAT"). SEAT assessments have so far been carried out by the Group in South Africa, Russia, Poland, the Czech Republic and Slovakia.

Mondi Business Paper has also developed a system of ongoing communication and liaison with local communities in order that their views can be addressed. The Group has put in place Community Engagement Plans ("CEPs") at all sites with high environmental impact as well as other significant sites (assessed by number of employees, economic impacts, licensing and planning issues). Each CEP identifies objectives, stakeholders, details of community investment mechanisms and impacts and their management.

The Group sites are often key employers in the local communities in which they are located. For example, the Mondi Business Paper mill at Syktyvkar, Russia, is one of the largest employers in the region[59] and manages and maintains much of the local area infrastructure such as roads and waste water treatment facilities. Such sites therefore have an important role to play in community issues. The Group recognises this and individual sites try to improve local communities by, for example, promoting education, supporting small business development and providing funding for sports facilities. In 2006, the Group spent a total of €6 million on community investment projects. The Group has committed to continue these initiatives.

Sites which are located close to residential areas have historically received complaints from residents regarding noise and odour emissions. These sites include the Mondi Business Paper sites in Richards Bay and Merebank, South Africa. The Group takes these complaints seriously and is working with the affected communities to resolve these problems.

Dividend Policy

Following the Demerger, the Group intends to pursue a dividend policy that reflects its strategy of disciplined and value creating investment and growth with the aim of offering shareholders long-term dividend growth. The Group will target a dividend cover range of two to three times on average over the cycle, although the payout ratio in each year will vary in accordance with the business cycle. The payment of dividends will be conditional on the Group having sufficient distributable reserves. The approval of the Reduction of Capital by the Court will provide MPLC with a significant level of distributable reserves. Ordinary dividends paid by MPLC will generally be paid in euros and ordinary dividends paid by MLTD will generally be paid in rand.

The Directors consider that had the Demerger been effective throughout the year ended 31 December 2006, in the absence of unforeseen circumstances, the Directors would have declared total dividends for the year ended 31 December 2006 of 20 euro cents per Mondi Ordinary Share. The Directors intend that the final and interim dividends will generally be paid in May and September in the approximate proportions of two-thirds (final dividend) and one-third (interim dividend).

The Directors intend that Mondi will pay an interim dividend in September 2007, in the absence of unforeseen circumstances, with respect to the six month period ending 30 June 2007.

[59] *Source: Statistic authority of the Komi Republic.*

PART VI: DIRECTORS, SENIOR MANAGEMENT AND CORPORATE GOVERNANCE

1 Directors and Senior Management of the Group

The Boards of MPLC and MLTD are separate and subject to separate legal obligations to each respective company but comprise the same persons who are authorised, as boards, to manage Mondi as if it were a unified economic enterprise. The Boards of MPLC and MLTD will, in addition to their duties to the company concerned, have regard to the interests of the shareholders of both MPLC and MLTD in the management of Mondi. For a description of the responsibilities of the Boards, please refer to the paragraph entitled "Management" in Part XII: "Details of the DLC Structure" of this document.

Details of the Directors of each of MPLC and MLTD are set out below.

1.1 The Board of Directors

Name	Age	Nationality	Position
Sir John Parker	65	British	Joint Chairman (Non-executive Director)
Cyril Ramaphosa	55	South African	Joint Chairman (Non-executive Director)
David Hathorn	45	South African and Austrian	Chief Executive Officer (Executive Director)
Paul Hollingworth	47	British	Chief Financial Officer (Executive Director)
David Williams	61	British	Senior Independent Non-executive Director
Colin Matthews	51	British and Canadian	Independent Non-executive Director
Imogen Mkhize	45	South African	Independent Non-executive Director
Anne Quinn	55	New Zealander and Irish	Independent Non-executive Director

The business address of the directors listed above is Building 1, Aviator Park, Station Road, Addlestone, Surrey KT15 2PG, United Kingdom in the case of MPLC and 44 Main Street, Johannesburg 2001, South Africa in the case of MLTD.

(i) Joint Chairmen

Sir John Parker is the Chairman of National Grid plc and Deputy Chairman of Port & Free Zone World (Dubai), a Non-executive Director of Carnival plc and Carnival Corporation Inc. and senior Non-executive Director of the Court of the Bank of England. Sir John's career has encompassed the engineering, shipbuilding and defence industries. He is a former Chairman of Lattice Group plc, RMC Group plc and the P&O Group plc. He is a former Chairman and Chief Executive of Harland & Wolff plc, a former Chairman of Firth Rixson plc, Babcock International Group PLC and a former Non-executive Director of BG plc, Brambles Industries plc, GKN plc and British Coal Corporation. He is Vice Chancellor at the University of Southampton and is a Fellow of the Royal Academy of Engineering.

Cyril Ramaphosa is the Executive Chairman of Shanduka Group (Pty) Limited which owns Shanduka Newsprint (Pty) Ltd and Shanduka Packaging (Pty) Ltd and the Non-executive Chairman of MTN Group Limited and Non-executive Director of SASRIA Limited, SAB Miller plc, MacSteel Holdings (Pty) Limited, Alexander Forbes Limited and Standard Bank Group Limited. Previously, Cyril was the Chairman of the Black Economic Empowerment Commission in South Africa and is Vice Chairman of the Global Business Coalition on HIV/AIDS. He was the First Deputy Chairman of the Commonwealth Business Council. He sits on the United Nations Secretary General's panel on International Support to New Partnership for Africa's Development (NEPAD) and is a member of the International Business Council of the World Economic Forum. Cyril has a bachelor's degree in law from the University of South Africa and has received several honorary doctorates.

(ii) Executive Directors

David Hathorn was appointed Chief Executive Officer in 2003 and is responsible for the day-to-day running of the Group's business. David joined Anglo American in 1989 as a divisional finance manager. David was appointed the General Manager of Mondi Europe in 1996 and was the Chief Executive Officer of Mondi Europe from 2000 to 2003. He was appointed an Executive Director of Anglo American in April 2005, a position he will relinquish on the Demerger. David qualified as a chartered accountant at Deloitte & Touche in 1987.

Paul Hollingworth was appointed Chief Financial Officer in June 2006 and is responsible for the development of the Group's financial strategy, planning, financial controls and associated systems and processes. Prior to joining Mondi, Paul was the Chief Financial Officer of BPB plc from July 2002 to February 2006. Prior to that he was the Chief Financial Officer of De La Rue plc and Chief Financial Officer of Ransomes plc. Paul qualified as a chartered accountant at Meyer, Wilson & Marsh in 1983.

(iii) Non-executive Directors

Colin Matthews has been Group Chief Executive of Severn Trent Plc since 2005. From 1988 to 1996 he held a series of positions with the General Electric Company (USA). From 1997 to 2001 he worked for British Airways Plc, first as Managing Director BA Engineering and then as Director of Technical Operations. From 2001 to 2002 Colin was Group Managing Director of Transco and from 2002 to 2004 he was Chief Executive Officer of Hays Group PLC. He is a Chartered Engineer.

Imogen Mkhize is a Director of Sasol Limited, Murray & Roberts Holdings Limited, Illovo Sugar Limited, Allan Gray Limited and Mobile Telephone Networks (Proprietary) Limited. She is a member of the South African Financial Markets Advisory Board. Imogen was the Chief Executive Officer of the 18th World Petroleum Congress from June 2003 to July 2006. Previously, she was the Executive Chairman of the Zitek Group and the Managing Director of Lucent Technologies South Africa. Her employment history includes Andersen Consulting and Nedcor. In 2001, the World Economic Forum recognised her as a Global Leader for Tomorrow. She obtained a Bachelor of Science in Information Systems from Rhodes University in 1984 and a Masters in Business Administration from Harvard Business School in 1995.

Anne Quinn CBE is Group Vice President of Gas, LNG and Natural Gas Liquids for BP plc. Previously she was Managing Director of BP Gas Marketing Ltd, Managing Director of Alliance Gas Ltd and an executive with Standard Oil of Ohio. She has a Bachelor of Commerce degree from Auckland University and a Masters in Management Science from the Massachusetts Institute of Technology. She serves on the President's Advisory Committee to the Sloan School, Massachusetts Institute of Technology and was a Non-executive Director of The BOC Group plc from 2004 to 2006.

David Williams retired as Finance Director of Bunzl plc in January 2006, having been on the Board for 14 years. He is the Senior Non-executive Director of George Wimpey Plc, a Non-Executive Director of Port & Free Zone World (Dubai), Tullow Oil PLC and Meggitt PLC (where he chairs the Audit Committee) and a former Non-executive Director of the Peninsular & Oriental Steam Navigation Company, Dewhirst Group Plc and Medeva PLC. He is a chartered accountant.

1.2 Senior Management

In addition to the Executive Directors, the current members of the Senior Management of each of MPLC and MLTD and their positions are:

Name	Age	Nationality	Position
Günther Hassler ..	48	Austrian	Chief Executive Officer, Mondi Business Paper
Andrew King	37	South African and British	Group Strategy and Business Development Director
Kurt Mitterböck	55	Austrian	Group Technical and Procurement Director
Peter Oswald	44	Austrian	Chief Executive Officer, Mondi Packaging
Mervyn Walker	48	British	Group Human Resources and Legal Director

The business address of the managers listed above is Building 1, Aviator Park, Station Road, Addlestone, Surrey KT15 2PG, United Kingdom in the case of MPLC and 44 Main Street, Johannesburg 2001, South Africa in the case of MLTD.

Günther Hassler was appointed Chief Executive Officer of Mondi Business Paper in 2002 and has been a member of the management board of Mondi Business Paper since 2000. In 1994 Günther joined the management board of Zellstoff Pols AG and over the following six years he was a member of the management boards of Frantschach AG, Neusiedler AG (now Mondi Business Paper) and Mondi Business Paper SCP. Günther joined the Group in 1988, having previously worked as a senior consultant for Ernst & Whinney in Frankfurt and as an accountant for Europäische Treuhand und Wirtschaftsberatungsgesellschaft in Vienna.

Andrew King was appointed Group Strategy and Business Development Director in June 2006. Andrew qualified as a chartered accountant at Deloitte & Touche in 1994 and joined Anglo American in 1995. In 2002, Andrew was appointed as VP-Business Development and, in 2004, was appointed corporate development director. Andrew served as the Chief Financial Officer of Mondi from June 2005 to May 2006.

Kurt Mitterböck was appointed Group Technical and Procurement Director in May 2005. Kurt joined the Group in 1988, having previously worked as a production director for Hagen Kabel (Feldmuehte AG). In 1991, Kurt was appointed to the management board of Neusiedler AG (now Mondi Business Paper) as Chief Operations Officer. Between 1991 and 2005, Kurt served on the board of a number of Mondi companies mainly in Eastern Europe and South Africa.

Peter Oswald was appointed Chief Executive Officer, Mondi Packaging in 2004. After gaining experience in the automotive industry and with Deutsche Bank, Peter joined Frantschach AG in February 1992 and he was appointed as a member of the management board of Frantschach AG in 1995. He was the Chief Executive Officer of Frantschach Bags and Flexibles Division from 1995 to 2001 and Chief Executive Officer of Mondi Packaging Europe from 2002 to 2003.

Mervyn Walker was appointed Group Human Resources and Legal Director in June 2006. Mervyn qualified as a solicitor in 1984 and joined British Airways in 1986 as a legal adviser. Between 1991 and 2005, Mervyn held a series of senior positions at British Airways including Legal Director, Director of Purchasing, Director of Human Resources and Director of UK Airports. He is the Non-executive Chairman of UK pension schemes for Amec plc.

2 Corporate Governance

2.1 Compliance with codes of corporate governance

Commitment of the Boards

Fundamental to the fulfilment of corporate responsibilities and the achievement of financial objectives is an effective system of corporate governance. The Directors support high standards of corporate governance and are committed to the principles of openness, integrity and accountability. Accordingly, following Admission, they intend to comply with the Combined Code of the UK and the Code of Corporate Practices and Conduct as advocated by The King II Report on Corporate Governance in South Africa (together, the "Corporate Governance Codes") except as noted below in the paragraph entitled "Structure of the Boards".

The Boards have, accordingly, established mechanisms and policies appropriate to Mondi's business in keeping with its commitment to best practices in corporate governance in order to ensure compliance with the Corporate Governance Codes. These policies relate, *inter alia*, to the duties of the Boards and the delegation of powers to the various committees of the Boards and specify responsibilities and levels of authority. The Boards will review these policies from time to time.

Structure of the Boards

Upon Admission, each of the Boards will consist of the two Non-executive Joint Chairmen, four independent Non-executive Directors and two Executive Directors.

MPLC and MLTD have joint chairmen in order to comply with the requirements of the South African Ministry of Finance.

The Boards consider that, on appointment, Sir John Parker, Joint Chairman and Non-executive Director, was "independent" as defined in the Corporate Governance Codes and that Cyril Ramaphosa, Joint Chairman and Non-executive Director, may not be considered "independent" as defined in the Corporate Governance Codes because of his interests in Mondi Packaging South Africa and Mondi Shanduka Newsprint. Notwithstanding the possible lack of independence of Cyril Ramaphosa, it is considered that the Group will greatly benefit from his knowledge and experience.

David Williams has been nominated as the Senior Independent Director of MPLC and MLTD. MPLC and MLTD regard all of their Non-executive Directors, other than Cyril Ramaphosa (as noted above), as independent Non-executive Directors within the meaning of "independent" as defined in the Corporate Governance Codes and free from any business or other relationship which could materially interfere with the exercise of their independent judgement.

Mondi believes that the Non-executive Directors bring to the Group a wide range of skills and experience that will enable them to contribute an independent view and to exercise objective judgement.

Responsibilities of the Boards

The Boards are responsible and accountable for the Group's performance and affairs. The Boards have the following responsibilities:

- setting of objectives and the review of key risk and performance areas;
- approval of commitments outside the authority delegated to the executive management; and
- approval and adoption of policies and procedures for sustainable development and business ethics.

Independence of the Boards

The independence of the Boards from the team responsible for the daily management of the operations of the Group will be maintained by:

- keeping separate the roles of the Joint Chairmen and the Chief Executive Officer;
- maintaining a greater number of Non-executive Directors relative to Executive Directors;
- an audit committee comprising only independent Non-executive Directors, details of which are set out in the paragraph entitled: "Audit committee" below;
- the Non-executive Directors not holding fixed-term service contracts (subject to each Non-executive Director having a minimum appointment for one year and being subject to a six month notice period and, in the case of Sir John Parker, his contract has a 12 month notice period until the first anniversary of his appointment and a six month notice period thereafter) and being subject to retirement by rotation and re-election by the Mondi Ordinary Shareholders in accordance with the MPLC Articles of Association and MLTD Articles of Association;
- all Directors, with prior permission of either Joint Chairmen, being entitled to seek independent professional advice on the affairs of the Group at the Group's expense;
- all Directors having access to the advice and services of either Company Secretary;
- the appointment or dismissal of either Company Secretary being decided by the relevant Board as a whole and not one individual Director; and
- a remuneration committee, comprising only independent Non-executive Directors, details of which are set out in the paragraph entitled: "Remuneration committee" below.

Meetings of the Boards

Board meetings will be held at least seven times a year, and it is expected that a majority of the meetings of the MPLC Board will be held in the United Kingdom and the majority of the meetings of the MLTD Board will be held in South Africa. Board meetings held in South Africa will generally comprise meetings of both the MPLC Board and the MLTD Board but, on those occasions when the Directors meet in the United Kingdom, they will do so only as the MPLC Board and, in order to ensure the tax residence status of MLTD is preserved, to the extent that the matters required to be discussed relate to the business of the Group (rather than specifically to the business of MPLC), a separate meeting of the MLTD Board will be held outside of the United Kingdom. Other exclusive meetings of either the MPLC Board or the MLTD Board to discuss matters relating specifically to the business of either MPLC or MLTD (as the case may be) will be held from time to time as required. The number of Board meetings held each year will be disclosed in Mondi's annual report.

Resolutions of the MPLC Board and/or the MLTD Board may, provided that the Directors consider that it is consistent with preserving the tax residence status of each of MPLC and MLTD, be effected by way of written resolution of the Directors. The Boards will set the strategic objectives of the Group and will determine investment and performance criteria as well as being responsible for the proper management control, compliance and ethical behaviour of the business under its direction.

Location of the Chief Executive Officer and Chief Financial Officer

In order to comply with the requirements of the South African Ministry of Finance, the Chief Executive Officer and the Chief Financial Officer of Mondi, and their respective key supporting functions and other key group functions (such as compliance, risk management and internal audit) must have their ordinary residence and principal offices in South Africa by 31 December 2008. David Hathorn (the current Chief Executive Officer) currently resides in South Africa and Paul Hollingworth (the current Chief Financial Officer) currently resides in the UK.

Delegation of duties

The Directors have the authority to delegate certain of their duties, either externally or internally, in order that they may perform their duties properly. The Executive Directors shall review these delegations and shall report on this to the relevant Board.

Dealings in Mondi Ordinary Shares

The Boards have established procedures pursuant to Applicable Regulation regulating insider trading, whereby trading in Mondi Ordinary Shares by a Director or the Company Secretary is restricted from the date of the financial year end to the earliest publication of the preliminary report, the abridged report or the provisional report in the case of full-year results and from the date of the interim period end to the date of the publication of the first and second interim results, as the case may be, which periods are known as "closed periods". No Director or the Company Secretary may deal in Mondi Ordinary Shares during any closed or prohibited periods, nor when MLTD is trading whilst under a cautionary announcement, nor other than in accordance with the JSE Listings Requirements.

The Company Secretary, or such other person as may be nominated by the Company Secretary from time to time, shall keep a record of all dealings by Directors in Mondi Ordinary Shares.

Communication

Mondi is committed to a policy of timely and effective communication with Mondi Ordinary Shareholders and other stakeholders through shareholder meetings, the annual financial report and interim financial report and presentations to institutional investors and industry analysts. Matters of both a financial and non-financial nature will be communicated to stakeholders and Mondi Ordinary Shareholders in a timely and transparent fashion.

Conflicts of interests

Directors are required to inform the Boards timeously of conflicts of interests and are obliged to excuse themselves from the discussions or decisions on matters in which they have a conflicting interest. Directors are required to disclose their shareholdings in companies and other directorships at least annually and as and when changes occur.

2.2 Committees of the Boards

Audit committee

The audit committee operates on a Group-wide basis. It is chaired by David Williams and its other members are Colin Matthews and Anne Quinn. The audit committee will meet not less than four times a year and has responsibility for, among other things, monitoring the integrity of the Group's financial statements and reviewing its summary financial statements. It oversees the Group's relationship with its external auditors, reviews the effectiveness of the external audit process as well as the objectivity and independence of the external auditors and will establish principles for recommending the use of external auditors for non-audit services. The committee gives due consideration to laws and regulations, the provisions of the Corporate Governance Codes and the requirements of the Listing Rules and the JSE Listings Requirements. It also has responsibility for reviewing the effectiveness of the Group's system of internal controls and risk management systems. In doing so, the audit committee draws on the resources and expertise of the Group's financial management team, as well as those of the external auditors. The ultimate responsibility for reviewing and approving the interim and annual financial statements remains with each Board. Each Board considers that David Williams has recent and relevant financial experience as set out in his biography above.

Remuneration committee

The remuneration committee operates on a Group-wide basis. It is chaired by Anne Quinn and its other members are Colin Matthews, Imogen Mkhize and David Williams. The remuneration committee will meet not less than twice a year and has responsibility (i) for making recommendations to each Board on the Group's policy on the remuneration of Senior Management, (ii) for the determination, within agreed terms of reference, of the remuneration of the Joint Chairmen and of specific remuneration packages for each of the Executive Directors and the members of Senior Management, including pension rights and any compensation payments, and (iii) for the implementation of employee share plans (see paragraph 8 of Part XIV: "Additional Information"). The remuneration committee also gives due consideration to the provisions of the Corporate Governance Codes in this respect.

Nominations committee

The nominations committee operates on a Group-wide basis. It is chaired by Sir John Parker and its other members are Anne Quinn, Cyril Ramaphosa and David Williams. The committee will meet as necessary, with a minimum of one meeting each year, and has responsibility for making recommendations to each Board on the composition of each Board and their committees and on retirements and appointments of additional and replacement Directors. The committee gives due consideration to the provisions of the Corporate Governance Codes.

Sustainable development committee

The sustainable development committee operates on a Group-wide basis. It is chaired by Colin Matthews and its other members are David Hathorn and Sir John Parker. The committee will meet not less than twice a year and has responsibility for overseeing the Group's policy, targets and performance on safety, health, the environment, social responsibility, other sustainable development matters and business ethics.

3 Executive Committee

The executive committee operates on a Group-wide basis. It comprises the Executive Directors and such other persons as the Boards shall determine. As Chief Executive Officer, David Hathorn is the chairman of the executive committee and its other members are Paul Hollingworth, Günther Hassler, Andrew King, Kurt Mitterböck, Peter Oswald and Mervyn Walker.

The executive committee has all the powers conferred upon the Boards by the MPLC Articles of Association and the MLTD Articles of Association or otherwise, save for any matters reserved to the decision of the Boards or to the decision of other committees.

In particular, the executive committee:

(i) develops the Group's strategy for review and approval by the Boards;

(ii) develops the Group's business plan and budget for review and approval by the Boards;

(iii) develops appropriate policies and processes for the Group for review and approval by the Boards;

(iv) oversees the implementation of the Group's strategy, policies and processes;

(v) oversees the Group's financial, commercial, operational and sustainable development performance;

(vi) ensures appropriate co-ordination between MPLC and MLTD and their business units;

(vii) keeps under review the adequacy of the Group's reporting arrangements and the effectiveness of internal controls and risk management processes;

(viii) ensures appropriate levels of authority are delegated to business units and approves expenditure and other commitments within the levels reserved to the executive committee;

(ix) oversees succession planning and management development for senior management across the Group; and

(x) provides support to the Chief Executive Officer in the discharge of his duties.

PART VII: OPERATING AND FINANCIAL REVIEW

This Operating and Financial Review contains a discussion of the Group's results of operations with respect to the financial years ended 31 December 2004, 31 December 2005 and 31 December 2006 based on the IFRS Financial Information. Where indicated, the selected historical financial information in this Operating and Financial Review has been extracted without material adjustment from the audited financial information in Part VIII: "Financial Information" of this document.

Mondi has not in the past formed a separate legal group. The financial information has been prepared by consolidating and combining the historical financial information for each of the companies that comprise the Group from applicable individual financial returns. The financial returns were prepared for Anglo American consolidation purposes and have been adjusted to reflect accounting policies appropriate for Mondi as a stand alone group and have been translated into a presentation currency of euro.

This Operating and Financial Review should be read together with the rest of this document, including the accountants' report and financial information contained in Part VIII: "Financial Information" and investors should not rely solely on the key or summarised information contained in this Part VII. This discussion contains forward-looking statements that involve risks and uncertainties which could cause Mondi's actual results to differ from those expressed or implied by such forward-looking statements. These risks and uncertainties are discussed in Part II: "Risk Factors".

Overview

Mondi is an integrated paper and packaging group. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. The Group is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper. In addition, it has merchant operations which focus on Austria and Emerging Europe and newsprint operations in South Africa, the UK and Russia.

The Group's operations are organised into four business segments: Mondi Packaging, Mondi Business Paper, Mondi Packaging South Africa and the Merchant and Newsprint businesses.

Key Factors affecting the Group's Results of Operations

Pricing of paper and packaging products

General

Mondi generates revenue predominately from the sale of paper and packaging products. Growth in long-term demand for paper and packaging products is primarily driven by the expansion of the world economy, demographic trends and technological developments. Due to the large amount of capital required for the construction, upgrade and maintenance of paper production facilities and the long lead-times between the planning and completion of new production facilities, capacity cannot in all circumstances be readily adapted to changing levels in demand. Historically, periods in which demand for paper and packaging products has accelerated have generally led to rapid increases in prices, due mainly to the inability of manufacturers to expand capacity at a sufficient pace to meet demand. Conversely, situations of substantial surplus supply, typically caused by either periods of industry-wide investment in new production capacity or significant cyclical contractions in demand due to weak economic conditions, have in previous industry cycles generally led to decreasing product prices. During periods of falling prices, this trend has often been exacerbated as purchasers have sought to maximise the benefit of the price trend by reducing their inventories, whereas, in periods of increasing prices, purchasers of paper and packaging products tend to purchase more than they require and increase inventories as a hedge against rising prices. As a result, financial performance of the industry overall has in general deteriorated during periods of significant oversupply, only to improve again when demand has increased to a level that supports the implementation of price increases.

Mondi is exposed to both the markets for paper and the markets for converted packaging products. Selling prices of converted packaging products are determined by a combination of the cost of the primary underlying raw material and the supply-demand dynamics in the converting market in which the business operates.

In the period from the end of 2003 to the end of 2005, markets for paper and converted packaging products were challenging, characterised by production overcapacity and moderate demand growth. For European producers, the situation was exacerbated by the significant weakening of the US dollar against the euro which reduced euro revenue generated from exports while encouraging competition from importers. Towards the end of 2005, markets showed signs of strengthening, particularly in the packaging paper grades. Management believes that higher operating rates, especially in the packaging grades, as previous capacity increases were absorbed into the market, have contributed to an improving pricing environment in the latter half of 2006.

Movements in market prices for the key paper grades to which Mondi is exposed are discussed in more detail below.

Mondi Packaging

Corrugated business

Containerboard – testliner and fluting: Pricing in the recycled containerboard market marginally improved in 2004 compared to 2003 as growth in recycled containerboard capacity slowed down with only a 0.3 per cent increase in capacity compared to the previous year. Two new competitor machines (a machine installed by Varel GmbH & Co KG in Germany with capacity to produce 250,000 tonnes per annum and a machine installed by Cartiera del Polesine in Italy with capacity to produce 130,000 tonnes per annum) started commercial production in late December 2004, thereby having only very limited impact on the overall demand and capacity balance in 2004. At the same time, demand for recycled containerboard increased by 1.3 per cent against the previous year.

In 2005, the Western European containerboard industry observed substantial growth in recycled containerboard capacity as three new paper machines, owned by Adolf Jass, W Hamburger and Emin Leydier with a combined capacity of approximately one million tonnes per annum, commenced production. At the same time, demand for recycled containerboard in Western Europe fell creating a very competitive environment which forced existing producers to reduce their prices in order to remain competitive. Furthermore, paper packaging producers were confronted with steep production cost increases in 2005, especially in energy and chemicals. Rising energy costs severely affected recycled containerboard producers not equipped with energy recovery systems. Many existing producers were forced to shut down older and less profitable paper machines.

This trend continued in 2006 when major players such as Svenska Cellulosa Aktienbolaget, Smurfit Kappa, DS Smith, Otor and Mondi Packaging closed down unproductive capacities in Europe. Total recycled capacity closures from 2004 to 2006 amounted to a reduction of capacity of 2.1 million tonnes. In late 2005, recycled containerboard prices began to rise and continued to do so throughout 2006. Management believes that this was due to increasing demand and an overall improving economic situation in Europe and capacity rationalisation.

In December 2006, the European price for testliner 2 was on average 22 per cent higher than the average price in 2005.

Containerboard – kraftliner: Generally, containerboard prices have been decreasing since the last peak in 2000, reaching a low point in mid-2005 before showing a marked up-turn in 2006. In 2004, prices fell as a result of the reduction in demand of almost 2 per cent. Prices remained relatively stable in 2005 compared to 2004, despite a small decrease in European capacity. At the same time, large-scale shutdowns of unprofitable containerboard capacity in North America continued, reaching the level of 1.6 million tonnes in 2005. This resulted in a continued reduction of kraftliner exports to Europe from the USA, between January and November 2006, where shipments dropped by approximately 5 per cent, compared to 2005. At the same time, imports of Brazilian and South African kraftliner decreased by around 10 per cent. In December 2006, the kraftliner price in Europe was on average approximately 20 per cent higher than the 2005 average.

Bag business

Kraft Paper – sack kraft paper: The sack kraft paper market in 2004 was characterised by price pressure: a weakening US dollar prompted increased imports to Europe and a reduction in exports from Europe, which saw average market prices in Europe falling, such that average market prices in 2004 were around 10 per cent below the prior year. In 2005, sustained US dollar weakness and increased supply from Emerging Europe caused prices to fall by a further 5 per cent. In 2006,

announced capacity closures contributed to a gradual improvement of prices in Europe. Prices in Europe in the fourth quarter of 2006 were more than 9 per cent higher than the 2005 average.

Mondi Business Paper

Uncoated woodfree paper

There was a 10 per cent decrease in average market prices for uncoated woodfree paper in 2004 despite an increase in Western European demand by around 6 per cent, as operating rates remained low due to increased imports and a reduction of exports as the US dollar continued to weaken, exacerbated by oversupply outside Europe. In 2005, despite a moderate 2 per cent increase in demand in Western Europe, sustained US dollar weakness led to falling operating rates in Western Europe and a 4 per cent reduction in average market prices. Market prices stabilised in the second half of 2005, and 2006 saw a small recovery with the upward trend continuing into 2007. Uncoated woodfree paper prices were 3 per cent higher in the fourth quarter of 2006 compared with the fourth quarter of 2005, coming back to the level of the last quarter of 2004.

Woodchips

The Free On Board ("FOB") market price, priced in US dollars, for woodchips sold from South Africa to the Asian markets (Japan being the largest importer of woodchips) decreased steadily by 26 per cent from 1998 to 2002, due to a weakening South African rand and an increase in the availability of woodchips in the Asian markets. However, the downward US dollar price trend was reversed from 2002, with the South African rand strengthening against the US dollar by 40 per cent over the period from 2002 to early 2006 and supported by a small but steady increase in demand for woodchips. Due to increased demand for woodchips in Asia, mainly from China, prices rose by 5 per cent in 2006, although supply issues in South Africa resulted in deliveries of woodchips being reduced by approximately 24 per cent.

Newsprint

In Europe there was a decrease of 5 per cent in average market prices for newsprint in 2004 as a result of capacity exceeding demand. The global supply-demand balance remained at the same level in 2005, although average prices in Europe increased by 3 per cent due to moderate demand growth in Western Europe along with high demand growth in Emerging Europe. 2006 saw a further recovery in European price levels for newsprint and a 6 per cent improvement in average pricing compared to 2005.

Effect of currency fluctuations

The euro is the single most important trading currency for the Group's products, although there is significant exposure to other currencies, including the US dollar, pound sterling, South African rand, Russian rouble and other Emerging European currencies. Key operating costs that are not offset by local currency-denominated revenue include those denominated in South African rand, Polish zloty, Slovakian koruna and Czech koruna. Appreciation of these currencies against the euro has a net negative effect on the Group's profits and the depreciation of these currencies against the euro has a net positive impact on the Group's profits. Given that US dollar and pound sterling denominated sales are significantly greater than costs in these currencies, appreciation of these currencies against the euro has a net positive impact on the Group's profits and the depreciation of these currencies against the euro has a net negative impact on the Group's profits.

A number of the Group's products are internationally traded products and hence their pricing in euro can be influenced by movements in the euro against currencies of other key producing countries. In this regard, the US dollar/euro relationship is most relevant, with an appreciation of the US dollar against the euro typically having a positive impact on product pricing in euro terms and a depreciation of the US dollar against the euro typically having a negative impact on product pricing in euro terms. Currently, under the Anglo American treasury policy, Mondi is allowed to hedge its currency exposure, within specified parameters, using derivative instruments.

Commodity cost inputs

The results and financial condition of the Group are exposed to changes in commodity cost inputs such as electricity, natural gas, oil, coal, water, wood, chemicals and pulp. Over the period from 2004 to 2006, prices for a number of these commodities increased at rates above general inflation levels, caused primarily by global supply and demand imbalances. The Group continues to focus on increasing its self-sufficiency with respect to both electricity and pulp. The degree of self-sufficiency differs by site and depends on the nature of the operation. However, management estimates that overall in 2006 the Group was approximately 91 per cent self-sufficient in pulp and approximately 64 per cent self-sufficient in electricity. Mondi will continue to seek reductions in its exposure to external electricity costs through targeted capital investment programmes, primarily in its own electricity generation facilities.

Mondi has surplus carbon emission allowances which it looks to sell. This usually involves selling the surplus allowances in the "spot" market rather than undertaking derivative transactions thereon. Revenue generated from these sales helps reduce the impact of increased energy costs.

Profit improvement and cost savings programmes

Mondi has established profit improvement and cost savings programmes that are applied throughout the Group. These programmes involve identifying specific initiatives which, when implemented, are expected to enhance profit through revenue enhancement, cost reductions and/or efficiency improvements in the current period in relation to a prior period. Cost-saving initiatives are expected to enhance profit through reduced expenditure brought about by price and/or operating cost-efficiency savings net of external non-controllable factors (i.e. exchange rates, general cost inflation and certain commodity index movements) and other related costs. Cost savings are also reported where a new price paid for an item is lower than the price that would have been paid had no such initiative occurred (i.e. includes an element of cost avoidance). Revenue enhancement initiatives are expected to enhance profit through incremental income excluding external non-controllable factors and other related costs.

These profit improvement and cost saving initiatives are important in maintaining the Group's position as one of the lowest cost producers in the sectors in which it operates and, combined with other productivity efficiency programmes, seek to reduce the effects of inflation and other cost pressures, most notably energy and wood cost increases. For further detail on the cost pressures facing Mondi see the paragraph entitled "Risks relating to the Paper and Packaging Market" in Part II: "Risk Factors" of this document.

Management believes that, based on the reporting and monitoring methods employed throughout the Group, the profit improvement and cost savings programmes have delivered the following benefits to the Group which are unaudited: €180 million in 2006; €179 million in 2005; and €127 million in 2004.

Capital structure and taxation

Mondi was not a separate legal group in the past and, therefore, it is not meaningful to show share capital. Instead, the "Anglo American investment in the Group" is presented, which represents the aggregated share capital and share premiums of the companies comprising the Group and debtor and creditor balances between Anglo American and Mondi which are considered to be equity funding in nature.

Interest income and expense recorded in the profit and loss account have been affected by the financing arrangements within Anglo American and, accordingly, are not necessarily representative of interest income and expense that may arise in the future.

The tax charges in Mondi's financial statements have been determined based on the tax charges recorded by the companies that comprise the Group in their local statutory accounts as well as certain adjustments made for Anglo American Group consolidation purposes. The tax charges recorded in the profit and loss account have been affected by the taxation arrangements within Anglo American and, accordingly, are not necessarily representative of the tax charges that would have been reported had Mondi been an independent group in the periods under review. Also, they are not necessarily representative of the tax charges that may arise in the future.

Current Trading and Prospects

Mondi enjoyed a strong finish to 2006 which has continued into 2007. However, whilst the trading environment has undoubtedly improved, concerns remain about input cost pressures and the strength of the recovery given the level of overcapacity in some of the markets in which Mondi operates. Mondi is encouraged by the number and scale of recent industry announcements regarding capacity closures and this bodes well for the future. Overall, the Directors believe that Mondi's performance will improve in 2007, despite rising corporate costs as a consequence of the Demerger, as a result of improved pricing for its key products, its continued focus on cost saving and the benefits of improved performance from its PM31 in Merebank, South Africa, which experienced significant commissioning and operating difficulties in 2006.

II. IFRS Financial Information – Financial year ended 31 December 2006 compared to financial year ended 31 December 2005

The data in the table below is extracted without material adjustment from the audited financial information in Part VIII: "Financial Information".

Combined and consolidated income statement

	31 December 2006			31 December 2005		
	Before special items	Special items		Before special items	Special items	
			(€ million)			
Group revenue	**5,751**	**–**	**5,751**	**5,364**	**–**	**5,364**
Materials, energy and consumables used	(2,960)	–	(2,960)	(2,624)	–	(2,624)
Variable selling expenses	(558)	–	(558)	(528)	–	(528)
Gross margin	**2,233**	**–**	**2,233**	**2,212**	**–**	**2,212**
Maintenance and other indirect expenses	(287)	–	(287)	(275)	–	(275)
Personnel costs	(874)	–	(874)	(862)	(10)	(872)
Other net operating expenses	(346)	(78)	(424)	(357)	(193)	(550)
Depreciation and amortisation	(349)	–	(349)	(332)	–	(332)
Operating profit/(loss) from subsidiaries and joint ventures	**377**	**(78)**	**299**	**386**	**(203)**	**183**
Net (loss)/profit on disposals	–	(4)	(4)	–	10	10
Net income from associates	5	–	5	6	(1)	5
Total profit/(loss) from operations and associates	**382**	**(82)**	**300**	**392**	**(194)**	**198**
Investment income	70	–	70	71	–	71
Interest expense	(147)	–	(147)	(171)	–	(171)
Net finance costs	**(77)**	**–**	**(77)**	**(100)**	**–**	**(100)**
Profit/(loss) before tax	**305**	**(82)**	**223**	**292**	**(194)**	**98**
Taxation (charge)/credit	(115)	21	(94)	(94)	5	(89)
Profit/(loss) for the financial year	**190**	**(61)**	**129**	**198**	**(189)**	**9**
Attributable to:						
Minority interests	51	–	51	32	–	32
Shareholders of the parent company	139	(61)	78	166	(189)	(23)

The impact of acquired and discontinued operations on the results for the periods disclosed is not considered to be material.

Revenue

	31 December 2006			31 December 2005		
	Segment revenue	Inter-segment revenue[1]	Group revenue	Segment revenue	Inter-segment revenue[1]	Group revenue
			(€ million)			
Subsidiaries and joint ventures						
Mondi Packaging						
Corrugated Business	1,497	(86)	1,411	1,434	(79)	1,355
Bag Business	1,162	(31)	1,131	1,058	(29)	1,029
Flexibles Business	607	(28)	579	503	(26)	477
Mondi Packaging inter-group sales	(99)	99	–	(93)	93	–
Total Mondi Packaging	3,167	(46)	3,121	2,902	(41)	2,861
Mondi Business Paper	1,889	(163)	1,726	1,752	(140)	1,612
Mondi Packaging South Africa	360	(25)	335	359	(11)	348
Merchant and Newsprint businesses	539	(1)	538	509	–	509
Corporate and other businesses	31	–	31	35	(1)	34
Elimination of inter-segment revenue	(235)	235	–	(193)	193	–
Total subsidiaries and joint ventures	**5,751**	**–**	**5,751**	**5,364**	**–**	**5,364**

Note:

[1] *Inter-segment revenue: all internal sales between segments as set out above occur on an arm's length basis and are eliminated on consolidation.*

Segment revenue

The Group

The Group's revenue was €5,751 million during 2006, an increase of €387 million, or 7.2 per cent, compared to revenue of €5,364 million for 2005. The change occurred primarily in the Mondi Packaging and Mondi Business Paper businesses due mainly to additional sales volumes in containerboard, kraft paper, flexible packaging and uncoated woodfree paper. In Mondi Packaging the increased revenue was complemented by the acquisitions of Akrosil in January 2006 and Schleipen & Erkens in October 2006 (both release liner businesses with operations in the United States and the Netherlands, and Italy and Germany respectively), and the acquisition in June 2006 of Papierfabrik Stambolijski (a kraft paper and bag converting business with operations in Bulgaria), and also higher containerboard and kraft paper prices, but these increased revenues were partially offset by declining prices in corrugated packaging. Revenue for the remaining businesses of the Group during 2006 was €930 million, an increase of €27 million, or 3.0 per cent, compared to revenue of €903 million in 2005, with higher revenue mainly in the Merchant and Newsprint businesses. On a comparable basis (after taking into account acquisitions and divestitures that occurred during the relevant periods), revenue increased by approximately 5.7 per cent in 2006 compared to 2005.

Mondi Packaging

Revenue for Mondi Packaging was €3,167 million during 2006, an increase of €265 million, or 9.1 per cent, compared to revenue of €2,902 million for 2005. In the Mondi Packaging Flexibles Business, the acquisitions of Akrosil and Schleipen & Erkens contributed €99 million of additional revenue during 2006. The acquisition of Papierfabrik Stambolijski in June 2006 contributed €28 million additional revenue during the second half of 2006.

Further increases in revenue were primarily attributable to higher sales volumes for kraft paper, containerboard and bag converting. These higher sales volumes were driven mainly by higher saleable production, resulting from machine efficiency improvements, and higher levels of demand. These higher sales volumes were complemented by higher kraft paper and containerboard prices.

Mondi Business Paper

Revenue for Mondi Business Paper was €1,889 million during 2006, an increase of €137 million, or 7.8 per cent, compared to revenue of €1,752 million for 2005. The change was primarily attributable to higher uncoated woodfree paper sales volumes in 2006 compared to 2005 resulting partly from higher uncoated woodfree paper production, partially offset by lower supercalendar paper production resulting from the closure of the PM31 paper machine at the Merebank mill, South Africa in May 2005 for the purpose of converting and rebuilding it to change its production from supercalender paper to uncoated woodfree paper. The subsequent build up of production from the PM31 paper machine during 2006 was slower than planned and there were product quality issues which have impacted production volumes and margins. In addition, higher uncoated woodfree paper sales volumes resulted from higher sales from inventory and higher saleable production resulting from efficiency gains across the other uncoated woodfree paper machines. The pricing of uncoated woodfree paper experienced some improvement towards the end of the year, but remains below historic mid-cycle levels. These increases were partially offset by lower external pulp and woodchip sales resulting from further integration across production sites during 2006 and the decision to reduce low margin woodchip sales, to allow for higher internal fibre consumption. With effect from January 2007 an average price increase of four per cent was implemented across Mondi Business Paper's key paper grades.

Mondi Packaging South Africa

Revenue for Mondi Packaging South Africa was €360 million during 2006, an increase of €1 million, or 0.3 per cent, compared to revenue of €359 million for 2005. An improvement in local pricing conditions for corrugated board and corrugated packaging was mostly offset by currency translation impacts derived from the weaker South African rand during 2006 compared to 2005.

Merchant and Newsprint businesses

Revenue for the Merchant and Newsprint businesses was €539 million during 2006, an increase of €30 million, or 5.9 per cent, compared to revenue of €509 million for 2005. The change was primarily attributable to additional sales volumes in the paper merchant business and higher newsprint prices affecting both Mondi Shanduka Newsprint in South Africa and Aylesford Newsprint in the UK, partially offset by the currency translation impacts derived from the weaker South African rand during 2006 against 2005, negatively affecting Mondi Shanduka Newsprint's revenue.

Corporate and other businesses

Revenue for corporate and other businesses was €31 million during 2006, a decrease of €4 million, or 11.4 per cent, compared to revenue of €35 million for 2005. The change was primarily attributable to the currency translation impacts derived from the weaker South African rand during 2006 compared to 2005.

Segment operating profit from subsidiaries and joint ventures

The data in the table below is extracted without material adjustment from the audited financial information in Part VIII: "Financial Information".

	Segment operating profit before special items		Segment operating profit after special items	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
	(€ million)			
Subsidiaries and joint ventures				
Mondi Packaging				
Corrugated Business	120	116	71	(82)
Bag Business	97	83	89	83
Flexibles Business	9	26	4	26
Total Mondi Packaging	226	225	164	27
Mondi Business Paper	104	129	88	124
Mondi Packaging South Africa	35	32	35	32
Merchant and Newsprint businesses	29	18	29	18
Corporate and other businesses	(17)	(18)	(17)	(18)
Total subsidiaries and joint ventures	**377**	**386**	**299**	**183**

Segment operating profit before special items

The following analysis provides a discussion of operating profit for the Group and by business segment, before special items. Special items are discussed in more detail thereafter.

The Group

Although the Group's revenue rose during 2006, the Group's operating profit was €377 million during 2006, a decrease of €9 million, or 2.3 per cent, compared to an operating profit of €386 million for 2005. The change occurred in the first half of 2006 mainly in Mondi Business Paper and was primarily attributable to input cost pressures (fibre, chemicals and energy), the expensing of project development costs and the slow start-up of the PM31 paper machine in Merebank, South Africa, following its rebuild, and higher depreciation charges following its commission. This more than offset any revenue gains generated in 2006 in both Mondi Packaging and Mondi Business Paper. In response, Mondi focused on cost saving and profit improvement initiatives, which management estimates delivered €180 million of benefits for the full year, while in the second half there was some improvement in overall market conditions. In addition, the operating profit of the remaining businesses of the Group was €47 million in 2006, an increase of €15 million, or 46.9 per cent, compared to an operating profit of €32 million in 2005, with the increase occurring in Mondi Packaging South Africa and the Merchant and Newsprint businesses.

Mondi Packaging

Operating profit for Mondi Packaging was €226 million during 2006, an increase of €1 million, or 0.2 per cent, compared to an operating profit of €225 million for 2005. The change was attributable to higher kraft paper and containerboard pricing and higher sales volumes across most Mondi Packaging products, but was mostly offset by ongoing low prices in corrugated packaging and higher input costs affecting both corrugated and flexible packaging. Mondi has been active in restructuring its converting operations to improve efficiencies and focus on high growth niche areas, with 10 sites divested and one closed during 2006. In addition, Mondi closed down one corrugator. The results of these actions can be seen in productivity, measured in output per employee, which has improved by 9 per cent across the business. There were several small acquisitions in the period with Mondi further strengthening its position in the higher growth niche release liner segment through the acquisition of Akrosil, Schleipen & Erkens and NBG Special Coatings. The acquisition of Peterson Barriere in Norway added to Mondi Packaging's extrusion coating capability. The acquisition of Papierfabrik Stambolijski in 2006, which produces kraft paper, was completed during June 2006. These acquisitions had a negligible impact on operating profit during 2006. In addition, Mondi entered into an agreement in December 2006 to dispose of its 40 per cent stake in Bischof + Klein, a company specialising in polymer films and flexible packaging, and to acquire NAPIAG, an Austrian producer of PE films and barrier films, which was completed in February 2007.

Mondi Business Paper

Operating profit for Mondi Business Paper was €104 million during 2006, a decrease of €25 million, or 19.4 per cent, compared to an operating profit of €129 million for 2005. Although revenue increased by 7.8 per cent in this period, the decline in operating profit was primarily attributable to tough trading conditions (particularly in the first half) as increased input costs (mainly pulp, wood and energy) were not fully recovered in sales price increases. This was compounded by the slow start-up of the PM31 paper machine in Merebank, South Africa, following a major rebuild and expenses related to feasibility studies on the proposed expansion of the Syktyvkar operations in Russia. Although the PM31 paper machine rebuild was completed on time and within budget, the build-up of production has been slower than planned and there have been product quality issues which have affected production volumes and margins. The PM31 paper machine is now operating at a much improved run rate and is producing better grades of paper. Further improvement is required which may include some modifications to the machine in order that it can produce at its designed potential. In addition, the South African operation is undergoing a major restructuring programme to improve efficiencies and lower costs. Within the rest of Mondi Business Paper, the non-integrated mills saw profitability significantly eroded by rising pulp costs. The Syktyvkar mill in Russia and the Ružomberok mill in Slovakia (both of which are integrated mills) recorded strong results on the back of increased sales volumes, pricing and good cost control. Depreciation increased following the commissioning of the PM31 paper machine in Merebank, South Africa in the fourth quarter of 2005, and the pulp mill expansion in Richards Bay, South Africa in the second quarter of 2005. In response to weak European market conditions, Mondi Business Paper removed 110,000 tonnes of production capacity in 2006 by irreversibly converting the Dunaujvaros mill in Hungary to a speciality paper plant and selling the assets.

Mondi Packaging South Africa

Operating profit for Mondi Packaging South Africa was €35 million during 2006, an increase of €3 million, or 9.4 per cent, compared to an operating profit of €32 million for 2005. The change was primarily attributable to an improvement in local pricing conditions for corrugated board and corrugated packaging and lower depreciation during 2006 resulting from a change in the estimated useful life of assets. Operating profit for 2005 was also affected by higher administration and legal costs caused by the establishment of Mondi Packaging South Africa as a separate business to facilitate a broad based black economic empowerment ("BBBEE") transaction. These gains were partly offset by the currency translation impacts derived from the weaker South African rand during 2006 compared to 2005.

Merchant and Newsprint businesses

Operating profit for the Merchant and Newsprint businesses was €29 million during 2006, an increase of €11 million, or 61.1 per cent, compared to an operating profit of €18 million for 2005. The change was primarily attributable to improvements in international newsprint prices but was offset partially by higher input costs. Additional sales volumes in the paper merchant business were also partly offset by higher costs of sales.

Corporate and other businesses

Operating loss for Corporate and other businesses was €17 million during 2006, an improvement of €1 million compared to an operating loss of €18 million for 2005. The change was partly attributable to the sale of North East Cape Forests (sold in January 2006), which recorded losses in 2005.

Other Income Statement Items

Operating special items

Operating special items totalled a net loss of €78 million during 2006 compared to a net loss of €203 million in 2005. During 2006, operating special items related principally to €62 million asset impairments in Mondi Packaging, mainly in the downstream businesses, taken following continued difficult market conditions resulting from structural overcapacity, mainly in the corrugated packaging sector. Mondi Business Paper also impaired €19 million of assets at its Austrian mills due to rising wood costs and technical obsolescence. These losses were partially offset by €3 million of negative goodwill realised from piecemeal acquisitions. The operating special items in 2005 represented goodwill impairment of €134 million and asset impairment of €37 million in Mondi Packaging corrugated business due to continuing poor performance of this industry which also necessitated closure and restructuring costs of €27 million (including losses on sale of assets).

Net profit on disposals

The Group recognised a loss of €4 million on disposals as a result of the agreed sale of a Mondi Packaging's corrugated business in China, in 2006, compared to a gain of €10 million on disposals in 2005, mainly as a result of the partial sale of Mondi Packaging South Africa.

Net income from associates

Net income from interests in associated companies mainly reflects the Group's share in the results of Bischof + Klein, in which Mondi Packaging had a 40 per cent shareholding (held for sale at 31 December 2006 and subsequently sold in 2007). During 2006, the Group's share of profit from associated companies represented net income of €5 million, a decrease of €1 million, or 16.7 per cent, compared to net income of €6 million for 2005.

Net finance costs

The Group's net finance costs (comprising interest expense net of investment income) were €77 million during 2006, a decrease of €23 million, or 23.0 per cent, compared to net finance costs of €100 million for 2005. The decrease was attributable to the combined impact of a higher level of fair value gains on monetary assets and a lower average net debt level during 2006, resulting mainly from the capitalisation of South African debt from the Anglo American Group and lower retirement funding costs and other interest.

Profit before tax and special items

Profit before tax and special items amounted to €305 million during 2006, an increase of €13 million, or 4.5 per cent, compared to profit before tax and special items of €292 million for 2005.

Taxation before special items

Taxation before special items amounted to €115 million during 2006, an increase of €21 million, or 22.3 per cent, compared to taxation before special items of €94 million for 2005, reflecting the increased profit before tax and special items. The change is mainly attributable to the assessment of tax risks associated with the Group becoming a stand alone entity.

Profit for the financial period attributable to minority interests and shareholders of the parent company

Minority interests

The profit for the financial period attributable to minority interests amounted to €51 million during 2006, an increase of €19 million, or 59.3 per cent, compared to a profit for the financial period attributable to minority interests of €32 million for 2005, reflecting the improved performances in the partly-owned subsidiaries, being mainly Swiecie in Mondi Packaging and Ružomberok in Mondi Business Paper.

Shareholders of the parent company

The profit for the financial period attributable to shareholders of the parent company (after special items) for 2006 was €78 million, an increase of €101 million, compared to a loss for the financial period attributable to shareholders of the parent company (after special items) of €23 million for 2005. The increase was primarily attributable to lower operating special items during 2006, partially offset by the reduction in operating profit in Mondi Business Paper and ongoing weak trading conditions in corrugated packaging.

IFRS Financial information – Financial year ended 31 December 2005 compared to financial year ended 31 December 2004

The data in the table below is extracted without material adjustment from the audited financial information in Part VIII: "Financial Information".

Combined and consolidated income statement

	2005			2004		
	Before special items	Special items		Before special items	Special items	
			(€ million)			
Group revenue	**5,364**	–	**5,364**	**5,385**	–	**5,385**
Materials, energy and consumables used	(2,624)	–	(2,624)	(2,537)	–	(2,537)
Variable selling expenses	(528)	–	(528)	(466)	–	(466)
Gross margin	**2,212**	–	**2,212**	**2,382**	–	**2,382**
Maintenance and other indirect expenses	(275)	–	(275)	(271)	–	(271)
Personnel costs	(862)	(10)	(872)	(873)	–	(873)
Other net operating expenses	(357)	(193)	(550)	(459)	–	(459)
Depreciation and amortisation	(332)	–	(332)	(320)	–	(320)
Operating profit/(loss) from subsidiaries and joint ventures	**386**	**(203)**	**183**	**459**	–	**459**
Net profit on disposals	–	10	10	–	18	18
Net income/(loss) from associates	6	(1)	5	(9)	–	(9)
Total profit/(loss) from operations and associates	**392**	**(194)**	**198**	**450**	**18**	**468**
Investment income	71	–	71	70	–	70
Interest expense	(171)	–	(171)	(151)	–	(151)
Net finance costs	**(100)**	–	**(100)**	**(81)**	–	**(81)**
Profit/(loss) before tax	**292**	**(194)**	**98**	**369**	**18**	**387**
Taxation charge/(credit)	(94)	5	(89)	(97)	(11)	(108)
Profit/(loss) for the financial year	**198**	**(189)**	**9**	**272**	**7**	**279**
Attributable to:						
Minority interests	32	–	32	52	–	52
Shareholders of the parent company	166	(189)	(23)	220	7	227

The impact of acquired and discontinued operations on the results for the period disclosed is not considered to be material.

Revenue

	2005			2004		
	Segment revenue	Inter-segment revenue[1]	Group revenue	Segment revenue	Inter-segment revenue[1]	Group revenue
			(€ million)			
Subsidiaries and joint ventures						
Mondi Packaging						
Corrugated Business	1,434	(79)	1,355	1,414	(29)	1,385
Bag Business	1,058	(29)	1,029	1,019	(31)	988
Flexibles Business	503	(26)	477	482	(16)	466
Mondi Packaging inter-group sales	(93)	93	–	(67)	67	–
Total Mondi Packaging	2,902	(41)	2,861	2,848	(9)	2,839
Mondi Business Paper	1,752	(140)	1,612	1,766	(136)	1,630
Mondi Packaging South Africa	359	(11)	348	348	(18)	330
Merchant and Newsprint businesses	509	–	509	521	–	521
Corporate and other businesses	35	(1)	34	65	–	65
Elimination of inter-segment revenue	(193)	193	–	(163)	163	–
Total subsidiaries and joint ventures	**5,364**	–	**5,364**	**5,385**	–	**5,385**

Note:

(1) *Inter-segment revenue: all internal sales between segments as set out above occur on an arm's length basis and are eliminated on consolidation.*

Segment revenue

The Group

The Group's revenue was €5,364 million in 2005, a decrease of €21 million, or 0.4 per cent, compared to revenue of €5,385 million in 2004. A small decline in revenue occurred in Mondi Business Paper and was primarily attributable to lower prices. In the same period, Mondi Packaging's revenue increased by €54 million with higher sales volumes in kraft paper and containerboard being partially offset by the impact of lower prices. Revenue for the remaining businesses of the Group was €903 million in 2005, a decrease of €31 million, or 3.3 per cent, compared to revenue of €934 million in 2004, due mainly to the sale of the South African subsidiaries reported under corporate and other businesses, and lower revenue from Mondi Shanduka Newsprint following its partial sale in 2004, which is subsequently accounted for as a joint venture. On a comparable basis (after taking into account acquisitions, divestitures and structural changes that occurred during the relevant periods), revenue increased by approximately 0.5 per cent in 2005 compared to 2004.

Mondi Packaging

Revenue for Mondi Packaging was €2,902 million in 2005, an increase of €54 million, or 1.9 per cent, compared to revenue of €2,848 million in 2004. The change was primarily attributable to additional sales volumes, mainly in kraft paper and containerboard arising from increased production at the Swiecie mill in Poland and the Richards Bay mill in South Africa and, to a lesser extent, across the remaining Mondi Packaging products. This was offset partially by generally lower prices, attributable to weak demand and excess supply in Western Europe.

Mondi Business Paper

Revenue for Mondi Business Paper was €1,752 million in 2005, a decrease of €14 million, or 0.8 per cent, compared to revenue of €1,766 million in 2004. The change was primarily attributable to lower uncoated woodfree paper prices. The negative effect of lower prices was partially offset by an increase in sales volumes. Mondi Business Paper achieved an additional 69,000 tonnes of uncoated woodfree paper production in 2005, due primarily to a full year's production from the PM18 paper machine at the Ružomberok mill in Slovakia following the completion of its rebuild during 2004. These increases in uncoated woodfree paper volumes were partially offset by a 60,000 tonnes reduction in supercalendar paper production in South Africa due to the temporary closure of the PM31 paper machine at the Merebank mill from May 2005 until October 2005 for rebuild and conversion from supercalender paper production to the production of uncoated woodfree paper. Pulp production in 2005 increased by 106,000 tonnes (resulting in increased pulp sales volumes) due to the rebuild of the pulp line at the Richards Bay mill in South Africa, commissioned in February 2005. The positive effect on revenue in 2005 derived from these additional pulp sales volumes was largely offset by a reduction in external woodchip sales in Richards Bay resulting from higher internal wood consumption.

Mondi Packaging South Africa

Revenue for Mondi Packaging South Africa was €359 million in 2005, an increase of €11 million, or 3.2 per cent, compared to revenue of €348 million in 2004. The change was primarily attributable to additional sales volumes in 2005 due to higher saleable production of cartonboard at the Springs Mill due to production efficiencies, offset partially by lower prices mainly for corrugated packaging due to lower demand resulting from a poor domestic agricultural season.

Merchant and Newsprint businesses

Revenue for the Merchant and Newsprint businesses was €509 million in 2005, a decrease of €12 million, or 2.3 per cent, compared to revenue of €521 million in 2004. The change was primarily attributable to the full year financial impact in 2005 of the proportional consolidation of Mondi Shanduka Newsprint, 42 per cent of which was sold in June 2004. This was compounded by lower demand and prices experienced by the paper merchant business, Europapier. These negative impacts were partially offset by higher revenue in Aylesford Newsprint in the UK resulting from higher newsprint prices.

Corporate and other businesses

Revenue for Corporate and other businesses was €35 million in 2005, a decrease of €30 million, or 46.2 per cent, compared to revenue of €65 million in 2004. The change was primarily attributable to the sale of a South African subsidiary, Imbani Mining Supplies, with effect from 1 January 2005.

Segment operating profit from subsidiaries and joint ventures

The data in the table below is extracted without material adjustment from the audited financial information in Part VIII: "Financial Information".

	Segment operating profit before special items		Segment operating profit after special items	
	2005	2004	2005	2004
	(€ million)			
Subsidiaries and joint ventures				
Mondi Packaging				
Corrugated Business	116	116	(82)	116
Bag Business	83	109	83	109
Flexibles Business	26	22	26	22
Total Mondi Packaging	225	247	27	247
Mondi Business Paper	129	143	124	143
Mondi Packaging South Africa	32	40	32	40
Merchant and Newsprint businesses	18	28	18	28
Corporate and other businesses	(18)	1	(18)	1
Total subsidiaries and joint ventures	**386**	**459**	**183**	**459**

Segment operating profit before special items

The following analysis provides a discussion of operating profit for the Group and by business segment, before special items. Special items are discussed in more detail thereafter.

The Group

The Group's operating profit was €386 million in 2005, a decrease of €73 million, or 15.9 per cent, compared to an operating profit of €459 million in 2004. The decrease occurred across all segments and in Mondi Packaging and Mondi Business Paper was primarily attributable to reduced prices, which more than offset any gains achieved through additional sales volumes in the packaging and uncoated woodfree paper markets. In addition, profits were also affected by higher wood and higher energy costs. The operating profit of the remaining businesses of the Group was €32 million in 2005, a decrease of €37 million, or 54 per cent, compared to operating profit of €69 million in 2004. This decrease was largely due to lower prices and additional costs in Mondi Packaging South Africa, the full year impact of the proportional consolidation of Mondi Shanduka Newsprint in 2005 (previously a wholly-owned subsidiary), difficult trading conditions in Europapier's key markets resulting in a reduction in operating profit in Europapier and higher central corporate charges.

Mondi Packaging

Operating profit for Mondi Packaging was €225 million in 2005, a decrease of €22 million, or 8.9 per cent, compared to an operating profit of €247 million in 2004. The decrease was attributable to lower kraft paper and containerboard sales prices compounded by higher wood and energy costs and consumables used, mainly in the upstream packaging paper operations, which more than offset the effect of higher sales volumes of kraft paper and containerboard. Certain Mondi Packaging operations were restructured during 2005, resulting in a reduction in headcount and a consequential reduction in personnel costs, which had a positive effect on operating profit. Further offsetting gains were achieved through a reduction in other operating expenses, resulting from higher levels of sundry income, including profit on sale of excess carbon emission allowances, and other operating cost reductions derived from specific cost saving initiatives.

Mondi Business Paper

Operating profit for Mondi Business Paper was €129 million in 2005, a decrease of €14 million, or 9.8 per cent, compared to an operating profit of €143 million in 2004. The decrease was primarily attributable to lower uncoated woodfree paper prices and higher wood and energy costs, partially offset by a fair valuation gain on forestry assets in South Africa, compared to a fair valuation loss incurred in 2004, and lower levels of indirect operating expenses derived from specific cost saving initiatives.

Mondi Packaging South Africa

Operating profit for Mondi Packaging South Africa was €32 million in 2005, a decrease of €8 million, or 20 per cent, compared to an operating profit of €40 million in 2004. The decrease was primarily attributable to lower pricing due to lower domestic demand for corrugated packaging following a poor agricultural season. In addition, further operating expenses were incurred in 2005 due to the establishment of Mondi Packaging South Africa as a separate business to facilitate a broad based black economic empowerment (BBBEE) transaction. These negative impacts were partially offset by additional sales volumes.

Merchant and Newsprint businesses

Operating profit for the Merchant and Newsprint businesses was €18 million in 2005, a decrease of €10 million, or 35.7 per cent, compared to an operating profit of €28 million in 2004. The decrease was primarily attributable to the full financial year impact in 2005 of the proportional consolidation of Mondi Shanduka Newsprint, 42 per cent of which was sold in June 2004. This was compounded by lower demand and weaker prices in the merchant business, Europapier, and lower operating profit at Aylesford Newsprint in the UK due to higher gas and recovered fibre input prices partially offset by higher newsprint pricing.

Corporate and other businesses

Operating loss for Corporate and other businesses was €18 million in 2005, a decrease of €19 million compared to an operating profit of €1 million in 2004. The decrease was partly attributable to operating losses in 2005 in North East Cape Forests in South Africa (which was subsequently sold in January 2006) and by an increase in central corporate expenses, partly due to the decision to no longer charge out central corporate costs to the business segments in 2005.

Other Income Statement Items

Operating special items

Operating special items represented a net loss of €203 million in 2005. There were no special items in 2004. In 2005, special items related principally to goodwill impairment of €134 million and asset impairment of €37 million in Mondi Packaging's Corrugated Business due to continuing poor performance of this industry sector, which also necessitated closure and restructuring costs of €27 million (including losses on sale of assets).

Net profit on disposals

The Group recognised a gain of €10 million on disposals in 2005 relating mainly to the partial sale of Mondi Packaging South Africa, compared to a gain of €18 million on disposals in 2004, relating mainly to the partial sale of Mondi Shanduka Newsprint.

Net income/(loss) from associates

Net income/(loss) from interests in associated companies reflects mainly the Group's share in the results of Bischof + Klein, in which Mondi Packaging has a 40 per cent shareholding. In 2005, the Group's share of profit from associated companies represented net income of €6 million, compared to a net loss of €9 million in 2004. The change was primarily attributable to a provision made by Bischof + Klein in 2004 for competition law fines imposed by the European Commission.

Net finance costs

The Group's net finance costs (comprising interest expenses net of investment income) amounted to €100 million in 2005, an increase of €19 million, or 23.5 per cent, compared to net finance costs of €81 million in 2004. The increase was primarily attributable to higher net debt levels, higher interest rates and an increased interest expense in respect of retirement benefit schemes.

Profit before tax and special items

Profit before tax and special items amounted to €292 million in 2005, a decrease of €77 million, or 20.9 per cent, compared to profit before tax and special items of €369 million in 2004.

Taxation before special items

Taxation before special items amounted to €94 million in 2005, a decrease of €3 million compared to taxation before special items of €97 million in 2004, reflecting the decreased taxable profit from operations, offset by an increase in non-deductible expenditure and a change in the geographic mix of earnings.

Profit for the financial year attributable to minority interests and shareholders of the parent company

Minority interests

The net profit for the financial year attributable to minority interests amounted to €32 million in 2005, a decrease of €20 million, or 38.5 per cent, compared to net profit for the financial year attributable to minority interests of €52 million in 2004. This change was partly due to the acquisition of the outstanding 30.0 per cent minority interest in Frantschach AG in April 2004 thereby eliminating the pro rata share of profits attributable to minority interests in this business. This change was partly offset by the sale of a minority interest in Mondi Packaging South Africa, effective 1 January 2005.

Shareholders of the parent company

The loss for the financial year attributable to shareholders of the parent company (after special items) in 2005 was €23 million, compared to a profit for the financial year attributable to shareholders of the parent company of €227 million in 2004. The decrease was primarily attributable to €189 million of special items (after tax), as discussed above, compounded by reduced operating profit across all businesses.

Liquidity and Capital Resources

Liquidity

The Group's principal source of liquidity is cash generated from operations. The Group's liquidity requirements arise primarily in funding working capital requirements and capital expenditure for the maintenance and expansion of the Group's mills and plants, acquisitions, debt servicing and the payments of dividends to Anglo American.

A discussion of the hedging policy of the Group is set out in the paragraph below entitled "Quantitative and Qualitative Disclosures about Market Risk – Foreign exchange risk" in this Part VII.

Credit facilities

Mondi's financing requirements, to the extent not financed out of cash generated from operations, have historically been financed through a combination of equity and debt. Debt has been provided from bank loans made to Mondi and loans from Anglo American. At 31 December 2006, 31 December 2005 and 31 December 2004 under IFRS, total debt was €1,894 million, €2,293 million and €2,026 million, respectively, of which €942million, €1,210 million and €1,091 million, respectively, was provided by Anglo American. On the date the Demerger becomes effective, the Group expects to have net debt of approximately €1.5 billion, of which approximately €0.9 billion will be owed to existing external lenders to Mondi and the balance will be owed under a new banking facility, which is described below. Mondi intends to refinance all of its existing debt to Anglo American at or shortly prior to completion of the Demerger out of the new multi-currency revolving credit facility described in the paragraph below.

MPLC, MLTD and Mondi Finance Limited will enter into a €1.55 billion unsecured multicurrency syndicated revolving credit facility prior to the Demerger becoming effective (the "Facility"). The Facility is underwritten by four banks, being UniCredit Markets and Investment Banking, acting through Bank Austria Creditanstalt AG, Barclays Bank PLC, Citibank, N.A., London Branch and Deutsche Bank AG, London Branch (the "Underwriters"). The underwriting for the Facility was put in place pursuant to a mandate letter entered into between the underwriters and Mondi Finance Ltd on 25 May 2007. The Facility will be available for drawdown shortly before the date the Demerger becomes effective subject to satisfaction of all relevant conditions precedent. In respect of all drawdowns made prior to the Demerger becoming effective, Anglo American will provide a guarantee of Mondi's obligations under the Facility, such guarantee to terminate automatically on the date that the Demerger becomes effective.

Mondi will use the cash proceeds of the Facility to refinance existing intra-group indebtedness provided to Mondi by Anglo American and for its general corporate purposes. Any drawdown made prior to the date the Demerger becomes effective will be used solely to refinance the existing intra-group indebtedness provided by Anglo American to Mondi. MPLC will guarantee the obligations of any wholly-owned subsidiaries which either are borrowers under the Facility, or which accede to the Facility as borrowers at a later date. Mondi Finance Ltd (which, on completion of the Demerger, will be an indirect wholly-owned subsidiary of MPLC) will be the primary borrower under the Facility. MLTD will also be a named borrower under the Facility although there are no plans for it to make drawdowns under the Facility.

The Facility will be a single tranche €1.55 billion revolving credit facility with a maturity of five years. Borrowings under the Facility will bear interest at a rate equal to LIBOR plus 32.5 basis points, with a commitment fee equal to 9.75 basis points. If borrowings exceed 50 per cent of the total committed amount of the Facility, a utilisation fee of 2.5 basis points will be payable.

Under the Facility, undrawn amounts will remain available to Mondi until the final maturity date. Individual drawings under the facility will be able to be repaid prior to their specified maturity date without penalties or fees other than break costs. Subject to certain customary conditions, amounts prepaid under the Facility shall be available for re-borrowing. The Facility will contain a financial covenant requiring Mondi to ensure that its total net borrowings will not exceed 3.5 times EBITDA.

MLTD entered into a ZAR 2 billion unsecured single currency bilateral term loan facility on 4 May 2007 (the "SA Facility"). The SA Facility was drawndown on 4 May 2007 and the proceeds used for general corporate purposes and to refinance existing indebtedness. The SA Facility is also available for drawdown by Mondi Packaging South Africa and Mondi Shanduka Newsprint. The obligations of the borrowers under the SA Facility will be guaranteed by MLTD and Mondi Finance Limited. The SA Facility is a three year amortising term loan. The SA Facility has the same financial covenants as the Facility described above.

Contractual obligations

The Group has various contractual obligations and commercial commitments. A summary of the Group's contractual obligations, commercial commitments and principal payments under the Group's debt obligations as at 31 December 2006 is set out below and is extracted without material adjustment from the audited financial information in Part VIII: "Financial Information".

	Actual payments due by period as at 31 December 2006				
	Within one year or on demand	Between one and two years	Between two and five years	After five years	Total
			(€ million)		
Borrowings(1)(2)	1,236	134	247	264	1,881
Finance leases	2	2	3	6	13
Operating leases(3)	30	27	61	197	315
Total contractual obligations	**1,268**	**163**	**311**	**467**	**2,209**

Notes:

(1) Amounts owing to Anglo American, which at 31 December 2006 amounted to €942 million are payable on demand and, from the date the Demerger becomes effective, these loans will be refinanced. The ageing profile of such financing will change to payable between one and five years as set out in the section entitled "Credit facilities".

(2) The Group has no individual credit facility with any external lender exceeding €100 million other than as set out in the "Credit Facilities" section above.

(3) The Group's operating leases relate primarily to its leases of forestry assets.

Historical Cash Flows

The Group's cash and cash equivalent balances, net of overdraft balances, were €358 million as at 31 December 2006, a decrease of €216 million, or 37.6 per cent, compared to cash and cash equivalent balances, net of overdraft balances, of €574 million as at 31 December 2005. The Group's cash and cash equivalent balances, net of overdraft balances, were €574 million as at 31 December 2005, an increase of €219 million, or 61.7 per cent, compared to cash and cash equivalent balances, net of overdraft balances, of €355 million as at 31 December 2004.

The following tables summarise the Group's historical cash flows under IFRS for each of the financial periods presented and are extracted without material adjustment from the audited financial information in Part VIII: "Financial Information".

	2006	2005	2004
		(€ million)	
Net cash inflows from operating activities	588	434	688
Net cash used in investing activities	(575)	(507)	(767)
Net cash (used)/received in financing activities	(183)	257	66
Net (decrease)/increase in cash and cash equivalents	(170)	184	(13)

Net cash inflows from operating activities

	2006	2005	2004
		(€ million)	
Profit before tax	223	98	387
Depreciation and amortisation charges	349	332	320
Increase in inventories	(14)	(40)	(13)
(Increase)/decrease in operating receivables	(48)	(49)	50
Decrease in operating payables	(20)	(58)	(111)
Decrease in provisions and post employment benefits	(39)	(11)	(4)
Share option expense	6	8	6
Non-cash effect of special items	82	167	(18)
Net finance costs	77	100	81
Income tax paid	(71)	(112)	(94)
Other items of subsidiaries and joint ventures	43	(1)	84
Net cash inflows from operating activities	588	434	688

The Group's net cash inflows from operating activities were €588 million for 2006, an increase of €154 million, or 35.5 per cent, compared to net cash inflows from operating activities of €434 million for 2005. The increase in 2006 mainly relates to higher EBITDA, a reduction in cash outflows required to fund working capital being €65 million lower than in 2005, lower income tax payments of €41 million and the absence of cash spend resulting from special items (€27 million in 2005). These were partially offset by contributions made towards UK retirement funding obligations.

The Group's net cash inflows from operations were €434 million for the year ended 31 December 2005, a decrease of €254 million, or 36.9 per cent, compared to net cash inflows from operations of €688 million for the year ended 31 December 2004. The decrease in net cash inflow from operating activities in 2005 compared to 2004 mainly relates to €61 million lower EBITDA, which includes €40 million higher net forestry fair value gains, which are non-cash in nature, additional cash outflows of €73 million to fund working capital, €18 million higher tax payments and €27 million cash spend relating to the restructuring in Mondi Packaging in 2005 reflected as special items.

Net cash used in investing activities

	Year ended 31 December		
	2006	2005	2004
		(€ million)	
Acquisition of subsidiaries, net of cash and cash equivalents	(113)	(3)	(228)
Disposal of subsidiaries, net of cash and cash equivalents	34	15	63
Purchases of property, plant and equipment	(460)	(551)	(618)
Investment in forestry assets	(50)	(46)	(49)
Other items	14	78	65
Net cash used in investing activities	(575)	(507)	(767)

The Group's purchases of property, plant and equipment were €460 million for the year ended 31 December 2006, which was a decrease of €91 million, or 16.5 per cent, compared to expenditure of €551 million for the year ended 31 December 2005. Major capital expenditure programmes and acquisitions have generally been funded through debt or equity funding from Anglo American. Major capital expenditure incurred over the periods since the beginning of 2004 included the rebuild of the PM18 Mondi Business Paper machine and the Mondi Business Paper pulp mill at the Ružomberok mill in Slovakia, the expansion of the RB720 pulp mill in Richards Bay in South Africa and the rebuild of the PM31 machine at the Merebank mill in South Africa.

In 2006, the acquisition of subsidiaries of €113 million related mainly to the acquisition of Akrosil for €38 million, Papierfabrik Stambolijski in Bulgaria for €15 million and Schleipen & Erkens for €24 million. There were no material acquisitions in 2005. For the year ended 31 December 2004, the acquisition of subsidiaries of €228 million related mainly to the acquisition of the outstanding 30 per cent minority interest in Frantschach AG, which was financed equally by cash and by the issue of €160 million of Anglo American shares, and the purchase of the bag converting business of Copamex (now called Mondimex) for €46 million.

General

Anglo American has comprehensive risk management processes to control and monitor financial risk that arise within the Anglo American Group. The Anglo American Board has approved and monitored these risk management processes, which include documented treasury policies, counterparty limits, controlling and reporting structures. To date financial risks arising out of Mondi's business operations have been managed in accordance with Anglo American's frameworks and policies. Mondi has developed its own risk management policies that are appropriate to an independently listed group rather than those of a subsidiary of a larger group. These new policies will be implemented following the Demerger.

Foreign exchange risk

Mondi's functional currency for reporting purposes is the euro. Foreign exchange exposures arising within the Group result from transactions denominated in currencies other than euro. The euro is the single most important trading currency for the Group's products, although there are important exposures to other currencies, including the US dollar, pound sterling, South African rand, Russian rouble and other Emerging European currencies. Key production currencies that are not offset by local currency denominated revenue include the Polish zloty, Slovakian koruna and Czech koruna. Hence, appreciation of these currencies against the euro has a net negative effect on the Group's profits and the depreciation of these currencies against the euro has a net positive impact on the Group's profits. Given that US dollar and pound sterling denominated sales are significantly greater than costs in these currencies, appreciation of these currencies against the euro has a net positive impact on the Group's profits and the depreciation of these currencies against the euro has a net negative impact on the Group's profits.

Furthermore, a number of the Group's products, while euro denominated, are internationally traded products and hence their pricing in euro can be influenced by movements in the euro against currencies of other key producing regions. In this regard, the US dollar/euro relationship is most relevant, with an appreciation of the US dollar against the euro typically having a positive impact on product pricing in euro terms and a depreciation of the US dollar against the euro typically having a negative impact on product pricing in euro terms.

Mondi's new treasury policy will permit the hedging of currency exposures using derivatives instruments. The use of such derivatives for speculative purposes is strictly prohibited. The policy allows Mondi to hedge up to 100 per cent of its currency exposures for the first year and up to 50 per cent of its exposures in the second year.

In order to prepare its consolidated financial statements, the Group must translate non-euro denominated assets, liabilities, revenue and expenses into euro at then applicable exchange rates. Consequently, increases and decreases in the value of the euro versus other currencies will affect the amount of these items in the Group's consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to the Group's results of operations from period to period. Mondi does not hedge overseas earnings exposures.

Interest rate risk

The Group funds its business units in their local currency to minimise currency translation risk. However, this exposes Mondi to interest rate risks associated with these currencies, the principal ones being the euro, South African rand and pound sterling. Under Mondi's new treasury policy, interest rate exposure can be hedged out up to five years.

Mondi Packaging South Africa and Mondi Shanduka Newsprint both fixed the interest rate of a portion of their debt when it was put in place in 2005 and 2006. This was undertaken to mitigate the financial cost of possible rises in the South African rand interest rates given the highly geared nature of these businesses.

Liquidity risk

Mondi has relied on Anglo American being the principal provider of liquidity for the Group. As at 31 December 2006, Mondi had borrowed €942 million from Anglo American. In addition to funding from

Anglo American, specific bank financing has been utilised for commercial reasons including funding non-wholly-owned business or in jurisdictions where exchange controls or banking regulations preclude inter-company funding from being used or other cost issues.

On the date the Demerger becomes effective, the Group expects to have net debt of approximately €1.5 billion, of which around €0.9 billion is estimated to be owed to existing external lenders to Mondi and the balance will be borrowed under a new banking facility, which is described above under "Credit facilities". The debt to Anglo American will be refinanced at or shortly after completion of the Demerger out of this new banking facility. Although the majority of the new facility will be drawn down following the Demerger to partially repay existing indebtedness, management would anticipate undrawn facilities of approximately €1 billion to be available to provide funds for the ongoing operations of the Group.

Counterparty risk

Financial instruments include the risk that the Group will sustain losses if the counterparty is unable to meet its commitments. The Group manages this risk by only entering into financial transactions with those counterparties who have short-term ratings of A1/P1 and long-term ratings of A or better from external ratings agencies or, for those without a formal external credit rating, who have received specific internal credit approval. The exposure to each counterparty is limited within the Group policy and regular reporting against these limits will be undertaken. There has been no loss as a consequence of counterparty exposures on financial transactions during 2005 and 2006.

Commodity risk

The paper and packaging industry, historically, has experienced fluctuations in raw materials and end-product prices. Commodity risk means the risk that the results or financial condition of the Group are exposed to changes in commodity prices, such as electricity, natural gas, oil or pulp.

Mondi's treasury policy permits the hedging of commodity exposures using derivatives instruments. The use of such derivatives for speculative purposes is strictly forbidden under the policy. The policy allows Mondi to hedge up to 100 per cent of its commodity exposures for two years.

In practice, owing to the integrated nature of Mondi and its low cost position, Mondi has not hedged any significant commodity exposures and, as at 31 December 2006, had no commodity hedges.

See Part II: "Risk Factors – Risks relating to the Paper and Packaging Market", in particular the risk factors entitled: "Product prices and raw materials costs in the paper and packaging industry are subject to significant fluctuations"; and "A period of high materials, energy or consumables costs could negatively affect the Group's profitability".

Preparation of Accounts

The Group's financial information has been prepared by consolidating and combining the historical financial information for each of the companies that comprise the Group from applicable individual financial returns. Debtor and creditor balances between Anglo American and Mondi, which are considered to be equity funding in nature, are classified within "Anglo American investment in the Mondi Group". Any interest accruing on such balances is classified as a "dividend *in specie*" and recorded separately through reserves, not through the income statement. Goodwill, previously presented in US dollars on consolidation in the Anglo American Group at 1 January 2004, has been translated into euro at the opening balance sheet exchange rate. Any resulting US dollar to euro currency adjustment has been reflected in the currency translation reserve. Subsequent goodwill arising on acquisitions has been accounted for in accordance with the policy set out below. The combined financial information contained in this document comprises the combined and consolidated profit and loss accounts, cash flows, balance sheets, statements of recognised income and expense and accompanying notes of the companies which form the Group at the date of this document.

The combined and consolidated financial information for years 2004, 2005 and 2006 has been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The Group adopted IFRS at 1 January 2004 and has restated its UK GAAP results in accordance with guidelines and exemptions included in IFRS 1: "First-time adoption of International Financial Reporting Standards". Accordingly, the Group complies with all IFRS including those adopted for use in the European Union. The financial information has been prepared under the historical cost convention as modified by the revaluation of biological assets and certain financial instruments.

The preparation of financial information in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Critical Accounting Principles and Estimates

Key IFRS accounting policies are reflected below:

Impairment of goodwill

Goodwill arising on business combinations is calculated based on the functional currency of the entity acquired and is allocated to the group of cash-generating units that are expected to benefit from the synergies of the combination and represents the lowest level at which goodwill is monitored by the Board for internal management purposes. The recoverable amount of the group of cash-generating units to which goodwill has been allocated is tested for impairment annually on a consistent date during each financial year, or when such events or changes in circumstances indicate that it may be impaired.

Any impairment is recognised immediately in the income statement. Impairments of goodwill are not subsequently reversed.

Tangible fixed assets

Tangible assets comprise land and buildings, property, plant and equipment and assets in the course of construction.

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Cost includes all costs incurred to bring the plant to the location and condition for its intended use and includes financing costs, up to the date of commissioning.

Land and properties in the course of construction are carried at cost, less any recognised impairment. Depreciation commences when the assets are ready for their intended use. Buildings and plant equipment are depreciated down to their residual values at varying rates, on a straight-line basis over their estimated useful lives. Estimated useful lives normally vary from three years to 20 years for items of plant and equipment to a maximum of 50 years for buildings. Assets held under finance leases are depreciated over the shorter of the lease term and the expected useful lives of the assets.

Residual values and useful economic lives are reviewed at least annually. At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment.

Forestry assets

Forestry assets are measured at fair value less estimated selling costs during the period of biological transformation, from initial recognition up to the point of felling. The fair value is determined based on current market prices for the plantation in its present location and condition.

Changes in fair value are recognised in the income statement within "other gains and losses" for the period between planting and felling. At point of felling, the carrying value of forestry assets is transferred to inventory.

Directly attributable costs incurred during the period of biological growth are capitalised and presented within cash flows from investing activities in the cash flow statement.

Retirement benefits

The Group operates both defined benefit and defined contribution schemes for its employees as well as post-retirement medical plans. Please see paragraph 7 of Part XIV: "Additional Information" for further details in relation to the Group's pensions and South African post-retirement medical benefits. For defined contribution schemes, the amount charged to the income statement is that of the contributions paid or payable during the year.

For defined benefit pension and post-retirement medical plans, full actuarial valuations are carried out every three years using the projected unit credit method and updates are performed for each financial year end. The average discount rate for the plans' liabilities is based on AA rated corporate bonds of a suitable duration and currency. Pension plans' assets are measured using period end market values.

The Group has adopted the amendment to IAS 19 and as such actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, are recognised immediately in the consolidated statement of recognised income and expense. Any increase in the present value of plan liabilities expected to arise from employee service during the period is charged to operating profit. The expected return on plan assets and the expected increase during the period in the present value of plan liabilities are included in investment income and interest expense.

Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Capitalisation and Indebtedness of the Group

The following table shows the capitalisation and indebtedness of the Group as at 31 March 2007:

	Amount (€ million)
Total current debt	
Guaranteed	–
Secured	20
Unguaranteed/Unsecured	1,214
Total current debt[1]	**1,234**
Total non-current debt (excluding current portion of long-term debt)	
Guaranteed	–
Secured	181
Unguaranteed/Unsecured	400
Total non-current debt[1]	**581**
Shareholder's equity	
Anglo American's investment in the Mondi Group	1,899
Retained earnings	1,134
Other reserves	331
Total shareholders' equity	**3,364**
Total	**5,179**

Note:

(1) *Debt consists of loans from Anglo American (€872 million), external bank facilities (€916 million, of which €183 million is secured), secured finance leases (€13 million), and other borrowings (€14 million, of which €5 million is secured).*

There has been no material change in the capitalisation and indebtedness of the Group between 31 March 2007 and the date of this document.

The following table shows the net indebtedness of the Group as at 31 March 2007[1]:

	Amount (€ million)
Cash and cash equivalents	479
Trading securities	19
Liquidity	**498**
Current bank debt[2]	1,167
Current portion of non-current debt	57
Other current financial debt	10
Current financial debt	**1,234**
Net current financial indebtedness	**736**
Non-current bank loans	564
Bonds issued	–
Other non-current loans	17
Non-current financial Indebtedness	**581**
Net financial indebtedness	**1,317**

Notes:

[1] *The Group had no guarantees or contingent liabilities of significant individual value, which may result in indirect indebtedness for the Group as at 31 March 2007.*

[2] *Current bank debt includes €872 million of loans from related parties. Upon Demerger, this debt will be refinanced by non-current external bank debt.*

The Group's capitalisation as at 31 March 2007 was €5,179 million, and its cash was €479 million.

FINANCIAL INFORMATION

The Board of Directors
Mondi plc
Building 1, Aviator Park
Station Road
Addlestone
Surrey KT15 2PG

The Board of Directors
Mondi Limited
44 Main Street
Johannesburg 2001
South Africa

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

UBS South Africa (Proprietary) Limited
64 Wierda Road East
Wierda Valley
Johannesburg 2196
South Africa

1 June 2007

Dear Sirs

Mondi Group

We report on the combined financial information set out on pages 101 to 181 of the prospectus dated 1 June 2007 of the Mondi division of Anglo American plc (the "Mondi Group") (the "Prospectus"). This combined financial information has been prepared for inclusion in the Prospectus on the basis of the accounting policies set out in note 1. This report is required by Annex I, item 20.1 of Commission Regulation (EC) No 809/2004 ("the Prospectus Directive Regulation") and paragraph 8.45 of the JSE Listings Requirements and is given for the purpose of complying with those requirements and for no other purpose.

Responsibilities

The Directors of the Mondi Group are responsible for preparing the financial information in accordance with the basis of preparation set out in note 1.

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility arising under United Kingdom Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation and paragraph 8.54 of the JSE Listings Requirements, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and in accordance with International Standards on Auditing (UK and Ireland) as set out therein. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the Mondi Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Mondi Group as at the dates stated and of its profits, cash flows and recognised income and expense for the periods then ended in accordance with the basis of preparation set out in note 1.

Declaration

For the purposes of United Kingdom Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Directive Regulation.

Yours faithfully

Deloitte & Touche LLP

Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

COMBINED AND CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004

		2006			2005			2004		
	Note	Before special items	Special items (note 5)		Before special items	Special items (note 5)		Before special items	Special items (note 5)	
					(€ million)					
Group revenue	2	5,751	–	**5,751**	5,364	–	**5,364**	5,385	–	**5,385**
Materials, energy and consumables used		(2,960)	–	**(2,960)**	(2,624)	–	**(2,624)**	(2,537)	–	**(2,537)**
Variable selling expenses		(558)	–	**(558)**	(528)	–	**(528)**	(466)	–	**(466)**
Gross margin		2,233	–	**2,233**	2,212	–	**2,212**	2,382	–	**2,382**
Maintenance and other indirect expenses		(287)	–	**(287)**	(275)	–	**(275)**	(271)	–	**(271)**
Personnel costs	4	(874)	–	**(874)**	(862)	(10)	**(872)**	(873)	–	**(873)**
Other net operating expenses		(346)	(78)	**(424)**	(357)	(193)	**(550)**	(459)	–	**(459)**
Depreciation and amortisation		(349)	–	**(349)**	(332)	–	**(332)**	(320)	–	**(320)**
Operating profit /(loss) from subsidiaries and joint ventures	2	377	(78)	**299**	386	(203)	**183**	459	–	**459**
Net (loss)/profit on disposals	5	–	(4)	**(4)**	–	10	**10**	–	18	**18**
Net income/(loss) from associates	2	5	–	**5**	6	(1)	**5**	(9)	–	**(9)**
Total profit /(loss) from operations and associates		382	(82)	**300**	392	(194)	**198**	450	18	**468**
Investment income		70	–	**70**	71	–	**71**	70	–	**70**
Interest expense		(147)	–	**(147)**	(171)	–	**(171)**	(151)	–	**(151)**
Net finance costs	6	(77)	–	**(77)**	(100)	–	**(100)**	(81)	–	**(81)**
Profit/(loss) before tax		305	(82)	**223**	292	(194)	**98**	369	18	**387**
Taxation (charge)/credit	7	(115)	21	**(94)**	(94)	5	**(89)**	(97)	(11)	**(108)**
Profit/(loss) for the financial year		190	(61)	**129**	198	(189)	**9**	272	7	**279**
Attributable to:										
Minority interests		51	–	**51**	32	–	**32**	52	–	**52**
Shareholders of the parent company		139	(61)	**78**	166	(189)	**(23)**	220	7	**227**

The impact of acquired and discontinued operations on the results for the years disclosed is not material.

	2006	2005	2004
Basic earnings/(loss) per share (€ cents) (see note 9)	**15.1**	**(4.4)**	**43.9**
Underlying earnings per share (€ cents) (see note 9)	**26.9**	**32.1**	**42.5**
Headline earnings per share (€ cents) (see note 9)	**26.9**	**29.0**	**42.5**

COMBINED AND CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2006	2005	2004
		(€ million)		
Intangible assets	10	381	350	483
Property, plant and equipment	11	3,659	3,766	3,553
Forestry assets	12	221	253	245
Investments in associates	13	7	37	34
Fixed assets investments	15	–	–	78
Financial asset investments	16	39	66	–
Deferred tax assets	24	35	41	25
Other financial assets (derivatives)	22	–	2	–
Retirement benefit surplus	25	35	1	2
Total non-current assets		**4,377**	**4,516**	**4,420**
Inventories	17	656	649	598
Trade and other receivables	18	1,268	1,215	1,176
Current tax assets		34	15	8
Cash and cash equivalents	20	415	667	473
Other current financial assets (derivatives)	22	11	7	–
Total current assets		**2,384**	**2,553**	**2,255**
Assets held for sale	30	106	70	–
Total assets		**6,867**	**7,139**	**6,675**
Short term borrowings	21	(1,238)	(1,583)	(1,382)
Trade and other payables	19	(935)	(988)	(1,027)
Current tax liabilities		(71)	(12)	(47)
Provisions	23	(8)	(10)	(1)
Other current financial liabilities (derivatives)	22	(2)	(11)	–
Total current liabilities		**(2,254)**	**(2,604)**	**(2,457)**
Medium and long term borrowings	21	(656)	(710)	(644)
Retirement benefit obligations	25	(220)	(286)	(245)
Deferred tax liabilities	24	(325)	(354)	(311)
Provisions	23	(40)	(38)	(53)
Other non-current liabilities		(16)	(16)	(18)
Total non-current liabilities		**(1,257)**	**(1,404)**	**(1,271)**
Liabilities directly associated with assets classified as held for sale	30	(39)	(24)	–
Total liabilities		**(3,550)**	**(4,032)**	**(3,728)**
Net assets		**3,317**	**3,107**	**2,947**
Invested capital				
Anglo American investment in the Mondi Group[1]	26	1,899	1,542	1,375
Retained earnings and other reserves	31	1,087	1,239	1,254
Total invested capital attributable to shareholders of the parent company		**2,986**	**2,781**	**2,629**
Minority interests	31	**331**	**326**	**318**
Total invested capital		**3,317**	**3,107**	**2,947**
Net asset value per share[2](€)		6.41	6.00	5.69
Tangible net asset value per share[3](€)		5.67	5.33	4.76

Notes:

(1) The Anglo American investment in the Mondi Group represents the aggregated share capital and share premium of the companies making up the Mondi Group, and debtor and creditor balances between Anglo American and the Mondi Group, which are considered to be equity funding in nature. A reconciliation of the movement in Anglo American's Investment in the Mondi Group capital contribution is shown in note 26.

(2) Net asset value per share is net assets divided by the pro forma number of shares in issue.

(3) Tangible net asset value per share is net assets less intangible assets divided by the pro forma number of shares in issue.

COMBINED AND CONSOLIDATED CASH FLOW STATEMENT FOR THE YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004

	Note	2006	2005	2004
		(€ million)		
Cash inflows from operations	32a	**657**	**544**	**775**
Dividends from associates	13	1	1	3
Dividends from financial/fixed asset investments	6	1	1	4
Income tax paid		(71)	(112)	(94)
Net cash inflows from operating activities		**588**	**434**	**688**
Cash flows from investing activities				
Acquisition of subsidiaries, net of cash and cash equivalents	28	(113)	(3)	(228)
Investment in associates		(2)	–	–
Disposal of subsidiaries, net of cash and cash equivalents	29	34	15	63
Purchases of property, plant and equipment	32f	(460)	(551)	(618)
Proceeds from the disposal of property, plant and equipment		16	58	24
Investment in forestry assets		(50)	(46)	(49)
Purchases of financial/fixed asset investments		(1)	(12)	(22)
Purchase of intangible assets		(6)	(1)	–
Proceeds from the sale of financial/fixed asset investments		3	7	55
Loan repayments from related parties		9	12	–
Other investing activities		(5)	14	8
Net cash used in investing activities		**(575)**	**(507)**	**(767)**
Cash flows from financing activities				
(Repayment of)/proceeds from short term borrowings	32c	(355)	341	79
(Proceeds from)/ repayment of medium and long term borrowings	32c	70	62	(70)
Interest received		51	45	29
Interest paid		(130)	(138)	(115)
Dividends paid to minority interests	31	(38)	(28)	(35)
Dividends paid to Anglo American group companies	31	(75)	(45)	(87)
Proceeds from current asset investments		–	–	10
Increase in invested capital	26	289	–	254
Other financing activities		5	20	1
Net cash (used)/received in financing activities		**(183)**	**257**	**66**
Net (decrease)/increase in cash and cash equivalents		**(170)**	**184**	**(13)**
Cash and cash equivalents at start of year[1]		574	355	398
Cash movements in the year	32c	(170)	184	(13)
Reclassifications		(3)	(1)	(44)
Effects of changes in foreign exchange rates	32c	(43)	36	14
Cash and cash equivalents at end of year[1]		**358**	**574**	**355**

Note:

[1] Cash and cash equivalents per the cash flow statement includes overdrafts and cash flows from disposal groups and is reconciled to the balance sheet in note 32b.

COMBINED AND CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER

	2006	2005	2004
		(€ million)	
Gain/(loss) on cash flow hedges	8	(13)	–
Actuarial gains/(losses) on post-retirement benefit schemes	60	(37)	(4)
Related deferred tax (charge)/credit	(21)	10	1
Exchange (losses)/gains on translation of foreign operations	(137)	92	73
Other movements	3	11	3
Net (expense)/income recognised directly in reserves	**(87)**	**63**	**73**
Profit for the year	129	9	279
Total recognised income and expense for the year	**42**	**72**	**352**
Adoption of IAS 32 and IAS 39 (see note 37)	**–**	**1**	**–**
Total recognised income and expense for the year	**42**	**73**	**352**
Attributable to:			
Minority interests	65	40	73
Shareholders of the parent company	(23)	33	279

NOTES TO FINANCIAL INFORMATION

1 Accounting Policies

Basis of preparation

The combined financial information has been prepared in accordance with the requirements of the Prospectus Directive regulation and in accordance with this basis of preparation. The basis of preparation describes how the financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRSs as adopted by the EU") except as described below.

IFRSs as adopted by the EU do not provide for the preparation of combined financial information or for the specific accounting treatments set out below, and accordingly in preparing the combined financial information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 (Investment Reporting Standard applicable to public reporting engagements on historical financial information) issued by the UK Auditing Practices Board have been applied. The application of these conventions results in the following material departures from IFRSs as adopted by the EU. In other respects IFRSs as adopted by the EU have been applied.

(a) Mondi has not in the past formed a separate legal group and, therefore, it is not meaningful to present share capital. Instead the "Anglo American investment in the Mondi Group" is presented, which represents the aggregated share capital and share premiums of the companies making up the Group, and debtor and creditor balances between Anglo American and Mondi, which are considered to be equity funding in nature. Any interest accruing on such balances is classified as a "dividend *in specie*" and recorded separately through reserves, not through the income statement.

(b) Financial information is presented for each of the three years ended 31 December 2006 in accordance with the requirements of the Prospectus Directive. Comparative information to the year ended 31 December 2004, required by IAS 1, has not been presented.

(c) As described in note 9, the earnings per share figures disclosed have been adjusted to reflect the combined number of shares expected to be in issue upon Admission and consequently the calculation is not in accordance with the requirements of IAS 33 to use the weighted average number of ordinary shares outstanding during the period.

This financial information has been prepared by consolidating and combining the historical financial information for each of the companies that comprise the Group from applicable individual financial returns. The financial returns were prepared for Anglo American consolidation purposes and have been adjusted to reflect accounting policies appropriate for Mondi as a standalone group and are translated into a presentation currency of euro. Goodwill previously presented in US dollars on consolidation in the Anglo American group at 1 January 2004, has been translated into euro at the opening balance sheet exchange rate. Any resulting US dollar to euro currency adjustment has been reflected in the currency translation reserve. Subsequent goodwill arising on acquisitions has been accounted for in accordance with the policy set out below. The combined and consolidated financial information contained in this report comprises the combined and consolidated profit and loss accounts, cash flows, balance sheets, statements of recognised income and expense and accompanying notes of the companies which form the Group at the date of this report.

The principal companies included in the Group are listed in note 38 to this financial information.

As a member of the Anglo American Group, Mondi has relied on other Anglo American Group companies to provide some administration, management and other services, including rental of premises, accounting and financial reporting support, treasury, taxation and certain corporate governance functions. The impact on Mondi of performing these roles independently is not expected to be material.

The tax charges in these financial statements have been determined based on the tax charges recorded by the Mondi Group companies in their local statutory accounts as well as certain adjustments made for Anglo American group consolidation purposes. The tax charges recorded in the profit and loss account have been impacted by the taxation arrangements within Anglo American, and

1 Accounting Policies (continued)

are not necessarily representative of the tax charges that would have been reported had Mondi been an independent group. Also, they are not necessarily representative of the tax charges that may arise in the future.

Except as noted above, the combined and consolidated financial information has been prepared in accordance with IFRS and IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. Interest income and expense recorded in the profit and loss account has been impacted by the financing arrangements within Anglo American, and is not necessarily representative of the income and expense that may arise in the future. The Group adopted IFRS at 1 January 2004 and has restated its UK GAAP results in accordance with guidelines and exemptions included in IFRS 1 *First-time adoption of International Financial Reporting Standards*. Disclosure of the restatement made to UK GAAP reported results as at 31 December 2004 is given in note 37. The financial information has been prepared under the historical cost convention as modified by the revaluation of biological assets and certain financial instruments. A summary of the principal Group accounting policies is set out below, together with an explanation of where further changes have been made to IFRS policies applied in 2004 on the adoption of new accounting standards effective 2005.

The preparation of financial information in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of revenue and expenses during the reporting year. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. It is the responsibility of the Directors and proposed directors of the Group to prepare the historical financial information in accordance with Annex I item 20.1 and of the Prospectus Directive Regulation and in accordance with paragraphs 8.1-8.14 of the JSE Listings Requirements.

Early adoption of standards

The Group has adopted early with effect from 1 January 2004 the following standards and interpretations that were not mandatory until 1 January 2006.

- IAS 19 *Employee Benefits amendments*
- IFRIC 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities*
- IFRIC 2 *Members' Shares in Co-operative Entities and Similar Instruments*
- IFRIC 4 *Determining Whether an Arrangement Contains a Lease*
- IFRIC 5 *Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*

The Group has adopted early with effect from 1 January 2006 the following standards and interpretations that were not mandatory for the year ended 31 December 2006.

- IFRIC 7 *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economics*
- IFRIC 8 *Scope of IFRS 2*
- IFRIC 9 *Reassessment of Embedded Derivatives*

Standards issued, but not effective at 31 December 2006

The Group has not applied the following standards or interpretations which were issued, but not effective, at 31 December 2006:

- IFRIC 11 *IFRS 2 Group and Treasury Share Transactions*
- IFRIC 12 *Service Concession Arrangements*
- IFRS 7 *Financial Instruments: Disclosures*

NOTES TO FINANCIAL INFORMATION – (continued)

1 Accounting Policies (continued)

- IFRS 8 *Operating Segments*
- IAS 1 *(Revised) Presentation of Financial Statements*

The impact of the standards or interpretations is not known or cannot be reasonably estimated or the standards or interpretations are not applicable to the Group.

Changes in accounting policies

The following IFRS accounting policy changes have been made to IFRS policies applied to 2004 results with effect from 1 January 2005:

(a) Financial instruments; and

(b) Held for sale assets and discontinued operations.

(a) Financial instruments

As permitted under IFRS 1, the Group has applied IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* prospectively from 1 January 2005. As such, the financial information presented for the year ended 31 December 2004 excludes any adjustments required from adoption of these two standards. Details of adjustments made to the 31 December 2004 combined and consolidated balance sheet are set out in note 37.

(b) Held for sale assets and discontinued operations

The Group has applied IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations* prospectively from 1 January 2005. Application of the policy change is in accordance with transitional provisions set out in the standard.

In 2004, the Group applied IAS 35 *Discontinuing Operations* which required the restatement of comparative information once an operation was identified as discontinuing.

IFRS 5 requires non-current assets (and disposal groups) to be classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) and associated liabilities held for sale are measured at the lower of carrying amount and fair value less costs to sell. Any resulting impairment is reported through the income statement as a special item. On classification as held for sale, the assets are no longer depreciated. Comparative amounts are not adjusted.

Discontinued operations are classified as held for sale and are either a separate major line of business or geographical area of operations that have been sold or are part of a single co-ordinated plan to be disposed of, or is a subsidiary acquired exclusively with a view to sale. Once an operation has been identified as discontinued, or is reclassified as continuing, the comparative information is restated.

€106 million of assets and €39 million of liabilities as at 31 December 2006 and €70 million of assets and €24 million of liabilities associated with disposal groups were reclassified as held for sale as at 31 December 2005.

Basis of consolidation

The combined and consolidated financial information incorporates a consolidation of the financial information of entities controlled by the Group (its subsidiaries) made up to 31 December each year. Control is achieved where the Group has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

NOTES TO FINANCIAL INFORMATION – (continued)

1 Accounting Policies (continued)

The results of subsidiaries acquired or disposed of during the years presented are included in the combined and consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the results of subsidiaries, joint ventures and associates to bring their accounting policies into line with those used by the Group. Intra-group transactions, balances, income and expenses are eliminated on consolidation, where appropriate.

The interest of minority shareholders is initially stated as the minority's proportion of the fair values of the assets and liabilities recognised on acquisition. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

Debtor and creditor balances between Anglo American and Mondi, which are considered to be equity funding in nature are classified within "Anglo American investment in the Mondi Group". Any interest accruing on such balances is classified as a "dividend *in specie*" and recorded separately through reserves.

Associates

Associates are investments over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee. Typically the Group owns between 20 per cent and 50 per cent of the voting equity of its associates. Investments in associates are accounted for using the equity method of accounting except when classified as held for sale.

Any excess of the cost of acquisition over the Group's share of the fair values of the identifiable net assets of the associate at the date of acquisition is recognised as goodwill. Where the Group's share of the fair values of the identifiable net assets of the associate at the date of acquisition exceeds the cost of the acquisition, the surplus, which represents the discount on the acquisition, is credited to the income statement in the year of acquisition.

The Group's share of associates' profit or loss is based on their most recent audited financial statements or unaudited interim statements drawn up to the Group's balance sheet date and is presented net of tax.

The total carrying values of investments in associates represent the cost of each investment including the carrying value of goodwill, the share of post-acquisition retained earnings, any other movements in reserves and any long-term debt interests which in substance form part of the Group's net investment. The carrying values of associates are reviewed on a regular basis and if an impairment in value has occurred, it is written off in the year in which those circumstances are identified. The Group's share of an associate's losses in excess of its interest in that associate is not recognised unless the Group has an obligation to fund such losses.

Joint venture entities

A joint venture entity is an entity in which the Group holds a long-term interest and shares joint control over the strategic, financial and operating decisions with one or more other ventures under a contractual arrangement.

The Group's share of the assets, liabilities, income, expenditure and cash flows of jointly controlled entities are accounted for using proportionate consolidation. Proportionate consolidation combines the Group's share of the results of the joint venture entity on a line-by-line basis with similar items in the Group's financial statements.

Revenue recognition

Revenue is derived principally from the sale of goods and is measured at the fair value of consideration received or receivable, after deducting discounts, volume rebates, value added tax and other sales

NOTES TO FINANCIAL INFORMATION – (continued)

1 Accounting Policies (continued)

taxes. A sale is recognised when the significant risks and rewards of ownership have passed. This is when title and insurance risk has passed to the customer, and the goods have been delivered to a contractually agreed location.

Revenues generated from the sale of excess green energy credits issued under international schemes are recorded as income within "other net operating expenses" in the income statement.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Business combinations and goodwill arising thereon

At the date of acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary, joint venture entity or an associate which can be measured reliably are recorded at their provisional fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is attributed to goodwill. Provisional fair values are finalised within 12 months of the acquisition date.

Goodwill in respect of subsidiaries and joint ventures is included within intangible fixed assets. Goodwill relating to associates is included within the carrying value of the associate.

Where the fair values of the identifiable net assets acquired exceed the cost of the acquisition, the surplus, which represents the discount on the acquisition, is credited to the income statement in the year of acquisition.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP carrying value subject to being tested for impairment at that date. Subsequent impairment tests are performed in accordance with the impairment policy set out below. Goodwill that was eliminated against reserves under UK GAAP prior to 1998 has not been reinstated and will not be included in determining any profit or loss on disposal.

Negative goodwill arising on acquisitions prior to 1 January 2004 has been eliminated against retained earnings at that date.

Property, plant and equipment

Property, plant and equipment comprises land and buildings, property, plant and equipment and assets in the course of construction.

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Cost includes all costs incurred to bring the plant to the location and condition for its intended use and includes financing costs, up to the date of commissioning.

Land and properties in the course of construction are carried at cost, less any recognised impairment. Depreciation commences when the assets are ready for their intended use. Buildings and plant and equipment are depreciated down to their residual values at varying rates, on the straight-line basis over their estimated useful lives. Estimated useful lives normally vary between three years and 20 years for items of plant and equipment to a maximum of 50 years for buildings.

Residual values and useful economic lives are reviewed at least annually.

Assets held under finance leases are depreciated over the shorter of the lease term and the expected useful lives of the assets.

NOTES TO FINANCIAL INFORMATION – (continued)

1 Accounting Policies (continued)

Licences and other intangibles

Licences and other intangibles are measured initially at purchase cost and are amortised on a straight-line basis over their estimated useful lives. Estimated useful lives vary between three years and five years.

Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

The recoverable amount of the asset (or cash-generating unit) is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment is recognised immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment is recognised as income immediately.

Impairment of goodwill

Goodwill arising on business combinations is allocated to the group of cash-generating units that are expected to benefit from the synergies of the combination and represents the lowest level at which goodwill is monitored by the Group's board of directors for internal management purposes. The recoverable amount of the group of cash-generating units to which goodwill has been allocated is tested for impairment annually on a consistent date during each financial year, or when such events or changes in circumstances indicate that it may be impaired.

Any impairment is recognised immediately in the income statement. Impairments of goodwill are not subsequently reversed.

Research and development expenditure

Research expenditure is written off in the year in which it is incurred.

Owned forestry assets

Owned forestry assets are measured at fair value less estimated selling costs during the year of biological transformation, from initial recognition up to the point of felling. The fair value is determined based on current market prices for the plantation in its present location and condition. Mature forestry assets are those plantations that are harvestable, while immature forestry assets have not yet reached that stage of growth. Plantations are considered harvestable after a specific age depending on the species planted and regional considerations.

NOTES TO FINANCIAL INFORMATION – (continued)

1 Accounting Policies (continued)

Changes in fair value are recognised in the income statement within "other net operating expenses" for the year between planting and felling. At point of felling, the carrying value of forestry assets is transferred to inventory.

Directly attributable costs incurred during the year of biological growth are capitalised and presented within cash flows from investing activities in the cash flow statement.

Inventory

Inventory and work-in-progress are valued at the lower of cost and net realisable value. Cost is determined on the first-in-first-out ("FIFO") or weighted average cost basis, as appropriate. The production cost of inventory includes an appropriate proportion of depreciation and production overheads.

Retirement benefits

The Group operates both defined benefit and defined contribution schemes for its employees as well as post-retirement medical plans. For defined contribution schemes, the amount charged to the income statement is the contributions paid or payable during the year.

For defined benefit pension and post-retirement medical plans, full actuarial valuations are carried out every three years using the projected unit credit method and updates are performed for each financial year end. The average discount rate for the plans' liabilities is based on AA rated corporate bonds of a suitable duration and currency. Pension plans' assets are measured using year end market values.

The Group has adopted the amendment to IAS 19 and as such actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, are recognised immediately in the consolidated statement of recognised income and expense. Any increase in the present value of plan liabilities expected to arise from employee service during the year is charged to operating profit. The expected return on plan assets and the expected increase during the year in the present value of plan liabilities are included in investment income and interest expense.

Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise is amortised on a straight-line basis over the average year until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Taxation

The tax expense represents the sum of the current tax charge and the movement in deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible

NOTES TO FINANCIAL INFORMATION – (continued)

1 Accounting Policies (continued)

temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither the tax profit nor accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also taken directly to equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Leases

Rental costs under operating leases are charged to the income statement in equal annual amounts over the lease term.

Assets held under finance leases are recognised as assets of the Group on inception of the lease at the lower of fair value or the present value of the minimum lease payments derived by discounting at the interest rate implicit in the lease. The interest element of the rental is charged against profit so as to produce a constant yearly rate of interest on the remaining balance of the liability, unless it is directly attributable to qualifying assets, in which case it is capitalised in accordance with the Group's general policy on borrowing costs (see below).

Non-current assets held for sale and discontinued operations (post 1 January 2005)

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets (and disposal groups) are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when it is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets are classified as held for sale from the date these conditions are met and are measured at the lower of carrying amount and fair value less costs to sell. Any resulting impairment is reported through the income statement as a special item. On classification as held for sale, the assets are no longer depreciated. Comparative amounts are not adjusted.

Discontinued operations are classified as held for sale and are either a separate major line of business or geographical area of operations that have been sold or are part of a single co-ordinated plan to be disposed of, or is a subsidiary acquired exclusively with a view to sale. Once an operation has been identified as discontinued, or is reclassified as continuing, the comparative information is restated.

1 Accounting Policies (continued)

Restoration, decommissioning and environmental costs

An obligation to incur restoration and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a plant or landfill site. Such costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided for and capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against profits over the life of the operation, through the depreciation of the asset and the unwinding of the discount on the provision. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as the obligation arises.

Changes in the measurement of a liability relating to the decommissioning of plant or other site preparation work that result from changes in the estimated timing or amount of the cash flow, or a change in the discount rate, are added to, or deducted from, the cost of the related asset in the current year. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy above.

Foreign currency transactions and translation

Foreign currency transactions by companies comprising the Group are booked in their functional currencies at the exchange rate ruling on the date of transaction or their contracted rate where applicable. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on retranslation are included in profit or loss for the year and are classified as either operating or financing depending on the nature of the monetary item giving rise to them.

On consolidation, the assets and liabilities of the Group's overseas operations are translated into the presentation currency of the Group at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year where these approximate the rates at the dates of transactions. Exchange differences arising, if any, are classified within equity and transferred to the Group's currency translation reserve. The Group elected to set the currency translation reserve to zero at 1 January 2004 in accordance with IFRS 1. Exchange differences on foreign currency loans that form part of the Group's net investment in these foreign operations are offset in the currency translation reserve.

Cumulative translation differences arising after the transition date to IFRS are recognised as income or as expenses in the year in which the operation they relate to is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets of the foreign entity and translated at the closing rate. Where applicable, the Group has elected to treat goodwill arising on acquisitions before the date of transition to IFRS as euro denominated assets.

Borrowing costs

Interest on borrowings directly relating to the financing of qualifying capital projects under construction is added to the capitalised cost of those projects during the construction phase, until such time as the assets are substantially ready for their intended use or sale. Where funds have been borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the year.

All other borrowing costs are recognised in profit or loss in the year in which they are incurred.

1 Accounting Policies (continued)

Share-based payments

The Group has applied the requirements of IFRS 2 *Share-based payments.* In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that had not vested as at 1 January 2005.

The Group participates in the Anglo American share-based remuneration schemes. Awards made to Mondi personnel participating in the scheme are equity-settled share-based payments, which are measured at fair value at the date of grant. For those share schemes which do not include non-market vesting conditions, the fair value is determined using the Monte Carlo method at the grant date and expensed on a straight-line basis over the vesting period, based on Anglo American's estimate of shares that will eventually vest. The fair value of share options issued with non-market vesting conditions has been calculated using the Black Scholes model. For all other share awards, the fair value is determined by reference to the market value of the share at the date of grant. For all share schemes with non-market related vesting conditions, the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

Presentation currency

The Group results are presented in euro, the currency in which most of its business is conducted.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, together with short-term, highly liquid investments that are readily convertible to a known amount of cash and that are subject to an insignificant risk of changes in value. Bank overdrafts are also included as a component of cash and cash equivalents. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet. Cash and cash equivalents in the cash flow statement are shown net of overdrafts.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Investments (pre 1 January 2005)

Investments, other than investments in subsidiaries, joint ventures and associates, are fixed asset investments and are included at cost less provision for any impairment in value.

Hedging transactions (pre 1 January 2005)

In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Group enters into forward, option and swap contracts. Gains and losses on these contracts are recognised in the year to which the gains and losses of the underlying transactions relate. Net income or expense associated with interest rate swap agreements is recognised on an accrual basis over the life of the swap agreements as a component of interest. Where commodity option contracts hedge anticipated future production or purchases, the Group amortises the option premiums paid over the life of the option and recognises any realised gains and losses on exercise in the year in which the hedged production is sold or commodity purchases are made.

NOTES TO FINANCIAL INFORMATION – (continued)

1 Accounting Policies (continued)

Investments (post 1 January 2005)

Investments, other than investments in subsidiaries, joint ventures and associates, are financial asset investments and are initially recorded at fair value.

Investments other than those classified as held-to-maturity or loans and receivables are classified as either fair value through profit or loss (which includes investments held for trading), or available for sale investments. Both sub-categories are measured at each reporting date at fair value. Where investments are held for trading purposes, unrealised gains and losses for the year are included in the income statement for the year within other gains and losses. For available for sale investments, unrealised gains and losses are recognised in equity until the security is disposed of or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement.

Current financial asset investments (post 1 January 2005)

Current financial asset investments consist mainly of bank term deposits and fixed and floating rate debt securities. Debt securities that are intended to be held to maturity are recorded on the amortised cost basis. Debt securities that are not intended to be held to maturity are recorded at the lower of cost and market value.

Financial liabilities and equity instruments (post 1 January 2005)

Financial liabilities and equity instruments are classified and accounted for as debt or equity according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings

Interest bearing bank loans and overdrafts are recorded as the proceeds received, net of direct transaction costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis and charged to the income statement using the effective interest method. They are added to the carrying amount of the instrument to the extent that they are not required to be settled under the terms of the agreement.

Net debt

Net debt consists of short-term and medium-term borrowings, bank overdrafts less cash and cash equivalents and current financial or fixed asset investments.

Derivative financial instruments and hedge accounting (post 1 January 2005)

On a limited basis, the Group enters into forward, option and swap contracts in order to hedge its exposure to foreign exchange, interest rate and commodity price risk. The Group does not use derivative financial instruments for speculative purposes. Normal purchase or normal sale contracts that meet the requirements for hedge accounting under IAS 39 are recognised in earnings when they are settled by physical delivery.

All derivatives are held at fair value in the balance sheet within other financial assets (derivatives) or other financial liabilities (derivatives), and, when designated as hedges, are classified as current or non-current depending on the maturity of the derivative. Derivatives that are not designated as hedges are classified as current, in accordance with IAS 1, even when their actual maturity is expected to be greater than one year.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity. The gain or loss relating to the ineffective portion is

NOTES TO FINANCIAL INFORMATION – (continued)

1 Accounting Policies (continued)

recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecast transaction results in the recognition of a non-financial asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of a non-financial asset or a liability, amounts deferred in equity are recognised in the income statement in the same year in which the hedged item affects profit or loss.

For an effective hedge of an exposure to changes in fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from remeasuring the associated derivative are recognised in profit or loss.

The gain or loss on hedging instruments relating to the effective portion of a net investment hedge is recognised in equity. The ineffective portion is recognised immediately in the income statement. Gains or losses accumulated in equity are included in the income statement when the foreign operations are disposed of.

Changes in the fair value of any derivative instruments that are not hedge accounted are recognised immediately in the income statement and are classified within other gains and losses or net finance costs or income depending on the type of risk the derivative relates to.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, revoked, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedge transaction is no longer expected to occur, the net cumulative gain or loss previously recognised in equity is included in the income statement of the year.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of their host contracts and the host contracts themselves are not carried at fair value with unrealised gains or losses reported in the income statement.

NOTES TO FINANCIAL INFORMATION – (continued)

2 Segmental Information

Based on the risks and returns of the Mondi Group, the Directors consider the primary reporting format is by business segment and the secondary reporting format is by geographical segment.

The analysis of associates' revenue by business segment is provided here for completeness and consistency. The segmental analysis of associates' net income is shown below and the Group's aggregate investment in those associates required by IAS 14 *Segment reporting* is set out in note 13.

Primary reporting format – by business segment

	2006			2005			2004		
	Segment revenue	Inter-segment revenue	Group revenue	Segment revenue	Inter-segment revenue	Group revenue	Segment revenue	Inter-segment revenue	Group revenue
					(€ million)				
Subsidiaries and joint ventures									
Mondi Packaging									
Corrugated Business	1,497	(86)	**1,411**	1,434	(79)	**1,355**	1,414	(29)	**1,385**
Bag Business	1,162	(31)	**1,131**	1,058	(29)	**1,029**	1,019	(31)	**988**
Flexibles Business	607	(28)	**579**	503	(26)	**477**	482	(16)	**466**
Mondi Packaging inter-group sales	(99)	99	**–**	(93)	93	**–**	(67)	67	**–**
Total Mondi Packaging	3,167	(46)	**3,121**	2,902	(41)	**2,861**	2,848	(9)	**2,839**
Mondi Business Paper	1,889	(163)	**1,726**	1,752	(140)	**1,612**	1,766	(136)	**1,630**
Mondi Packaging South Africa	360	(25)	**335**	359	(11)	**348**	348	(18)	**330**
Merchant and Newsprint businesses	539	(1)	**538**	509	–	**509**	521	–	**521**
Corporate and other businesses	31	–	**31**	35	(1)	**34**	65	–	**65**
Elimination of inter-segment revenue	(235)	235	**–**	(193)	193	**–**	(163)	163	**–**
Total subsidiaries and joint ventures	5,751	–	**5,751**	5,364	–	**5,364**	5,385	–	**5,385**
Associates									
Mondi Packaging	168	–	**168**	190	–	**190**	184	–	**184**
Mondi Business Paper	40	–	**40**	35	–	**35**	–	–	**–**
Mondi Packaging South Africa	8	–	**8**	3	–	**3**	3	–	**3**
Total associates	216	–	**216**	228	–	**228**	187	–	**187**
Total Group operations	5,967	–	**5,967**	5,592	–	**5,592**	5,572	–	**5,572**

2 Segmental Information (continued)

	Segment operating profit before special items[1]			Segment operating profit after special items		
	2006	2005	2004	2006	2005	2004
	(€ million)					
Subsidiaries and joint ventures						
Mondi Packaging						
Corrugated Business	120	116	116	71	(82)	116
Bag Business	97	83	109	89	83	109
Flexibles Business	9	26	22	4	26	22
Total Mondi Packaging	226	225	247	164	27	247
Mondi Business Paper	104	129	143	88	124	143
Mondi Packaging South Africa	35	32	40	35	32	40
Merchant and Newsprint businesses	29	18	28	29	18	28
Corporate and other businesses	(17)	(18)	1	(17)	(18)	1
Total subsidiaries and joint ventures	**377**	**386**	**459**	**299**	**183**	**459**
Net income from associates						
Mondi Packaging	4	5	(9)	4	4	(9)
Mondi Business Paper	1	1	–	1	1	–
Mondi Packaging South Africa	–	–	–	–	–	–
Total associates	**5**	**6**	**(9)**	**5**	**5**	**(9)**
Total Group operations including net income from associates	**382**	**392**	**450**	**304**	**188**	**450**
Net (loss)/profit on disposals	–	–	–	(4)	10	18
Total profit from operations and associates	**382**	**392**	**450**	**300**	**198**	**468**

Note:

(1) Segment result is defined as being segment revenue less segment expense; that is operating profit and gains and losses from foreign currency derivatives that have been recycled in the income statement in cash flow hedges of sales and purchases. In addition net income from associates is shown by segment. There are no material inter-segment transfers or transactions that would affect the segment result.

Primary reporting format – by business segment

Special items are set out in note 5. Associates' operating profit is reconciled to "Net income from associates" as follows:

	2006	2005	2004
		(€ million)	
Operating profit from associates before special items	**8**	**9**	**(4)**
Operating special items (see note 5)	–	(1)	–
Operating profit from associates after special items	**8**	**8**	**(4)**
Net finance costs	(2)	(2)	(2)
Income tax expense	(1)	(1)	(3)
Net income from associates	**5**	**5**	**(9)**

NOTES TO FINANCIAL INFORMATION – (continued)

2 Segmental Information (continued)

The segment result and associates' operating profit before special items, as shown above, is reconciled to "Profit for the financial year" as follows:

	2006	2005	2004
		(€ million)	
Operating profit, including associates, before special items	**385**	**395**	**455**
Operating special items (see note 5)			
Subsidiaries and joint ventures:	(78)	(203)	–
Mondi Packaging	(62)	(198)	–
Mondi Business Paper	(16)	(5)	–
Associates:	–	(1)	–
Mondi Packaging	–	(1)	–
Operating profit, including associates, after special items	**307**	**191**	**455**
Net (loss)/profit on disposals:			
Subsidiaries and joint ventures	(4)	10	18
Associates' net finance costs	(2)	(2)	(2)
Associates' income tax expense	(1)	(1)	(3)
Total profit from operations and associates	300	198	468
Net finance costs	(77)	(100)	(81)
Profit before tax	223	98	387
Income tax expense	(94)	(89)	(108)
Profit for the financial year	**129**	**9**	**279**

Primary segment disclosures for segment assets, liabilities and capital expenditure are as follows:

	2006			
	Segment assets[1]	Segment liabilities[2]	Net segment assets	Capital expenditure[3]
		(€ million)		
Mondi Packaging				
Corrugated Business	1,263	(233)	1,030	125
Bag Business	1,265	(175)	1,090	157
Flexibles Business	432	(58)	374	86
Total Mondi Packaging	2,960	(466)	2,494	368
Mondi Business Paper	2,484	(253)	2,231	154
Mondi Packaging South Africa	247	(52)	195	27
Merchant and Newsprint businesses	317	(65)	252	8
Corporate and other businesses	34	(7)	27	1
	6,042	(843)	5,199	558
Unallocated:				
Investment in associates	7	–	7	
Deferred tax assets/(liabilities)	35	(325)	(290)	
Other non-operating assets/(liabilities)	329	(488)	(159)	
Trading capital employed	**6,413**	**(1,656)**	**4,757**	
Financial asset investments (excluding loans to Anglo American)	39	–	39	
Net debt	415	(1,894)	(1,479)	
Net assets	**6,867**	**(3,550)**	**3,317**	

Notes:

(1) Segment assets are operating assets and at 31 December 2006 consist of property, plant and equipment (€3,659 million), intangible assets (€381 million), forestry assets (€221 million), retirement benefit surplus (€35 million), inventories (€656 million) and operating receivables (€1,090 million).

(2) Segment liabilities are operating liabilities and at 31 December 2006 consist of non-interest bearing current liabilities (€607 million), restoration and decommissioning provisions (€16 million) and provisions for post-retirement benefits (€220 million).

(3) Capital expenditure reflects cash payments and accruals in respect of additions to property, plant and equipment and intangible assets (€462 million) and includes additions resulting from acquisitions through business combinations (€96 million).

NOTES TO FINANCIAL INFORMATION – (continued)

2 Segmental Information (continued)

Primary segment disclosures for segment assets, liabilities and capital expenditure are as follows:

	Segment assets[1]		Segment liabilities[2]		Net segment assets		Capital expenditure[3]	
	2005	2004	2005	2004	2005	2004	2005	2004
	(€ million)							
Mondi Packaging								
Corrugated Business	1,340	1,528	(266)	(320)	1,074	1,208	91	570
Bag Business	1,158	1,139	(164)	(152)	994	987	77	135
Flexibles Business	340	346	(70)	(69)	270	277	16	39
Total Mondi Packaging	2,838	3,013	(500)	(541)	2,338	2,472	184	744
Mondi Business Paper	2,615	2,286	(283)	(382)	2,332	1,904	363	368
Mondi Packaging South Africa	266	261	(29)	(31)	237	230	11	22
Merchant and Newsprint businesses	312	343	(64)	(68)	248	275	6	9
Corporate and other businesses	21	56	(7)	(8)	14	48	5	1
	6,052	5,959	(883)	(1,030)	5,169	4,929	569	1,144
Unallocated:								
Investment in associates	37	34	–	–	37	34		
Deferred tax assets/(liabilities)	41	25	(354)	(311)	(313)	(286)		
Other non-operating assets/(liabilities)	275	106	(501)	(361)	(226)	(255)		
Trading capital employed	**6,405**	**6,124**	**(1,738)**	**(1,702)**	**4,667**	**4,422**		
Financial/fixed asset investments (excluding loans to Anglo American)	52	53	–	–	52	53		
Net debt	682	498	(2,294)	(2,026)	(1,612)	(1,528)		
Net assets	**7,139**	**6,675**	**(4,032)**	**(3,728)**	**3,107**	**2,947**		

Notes:

(1) Segment assets are operating assets and at 31 December 2005 consist of property, plant and equipment (€3,766 million), intangible assets (€350 million), forestry assets (€253 million), retirement benefit surplus (€1 million) inventories (€649 million) and operating receivables (€1,033 million). Segment assets at 31 December 2004 consist of property, plant and equipment (€3,553 million), intangible assets (€483 million), forestry assets (€245 million), retirement benefit surplus (€2 million), inventories (€598 million), and operating receivables (€1,078 million).

(2) Segment liabilities are operating liabilities and at 31 December 2005 consist of non-interest bearing current liabilities (€586 million), restoration and decommissioning provisions (€11 million) and provisions for post-retirement benefits (€286 million). Segment liabilities at 31 December 2004 consist primarily of non-interest bearing current liabilities (€774 million), restoration and decommissioning provisions (€11 million) and provisions for post-retirement benefits (€245 million).

(3) Capital expenditure reflects cash payments and accruals in respect of additions to property, plant and equipment and intangible assets €569 million (2004: €605 million) and includes additions resulting from acquisitions through business combinations €nil million (2004: €539 million).

NOTES TO FINANCIAL INFORMATION – (continued)

2 Segmental Information (continued)

Primary segment disclosures for depreciation, amortisation and impairments are as follows:

	Depreciation and amortisation			Impairments[1]		
	2006	2005	2004	2006	2005	2004
	(€ million)					
Mondi Packaging						
Corrugated Business	86	90	90	49	171	–
Bag Business	77	72	68	8	–	–
Flexibles Business	23	20	18	5	–	–
Total Mondi Packaging	186	182	176	62	171	–
Mondi Business Paper	133	118	113	19	5	–
Mondi Packaging South Africa	11	10	11	–	–	–
Merchant and Newsprint businesses	19	22	20	–	–	–
Corporate and other businesses	–	–	–	–	–	–
	349	332	320	81	176	–

Note:

[1] *See operating special items in note 5.*

There are no significant non-cash operating expenses, other than depreciation and amortisation and impairments as shown above and share scheme costs.

Secondary reporting format – by geographical segment

The Group's geographical analysis of revenue, allocated based on the country in which the customer is located, is as follows. The geographical analysis of the Group's attributable revenue from associates is provided for completeness and consistency.

	Revenue		
	2006	2005	2004
	(€ million)		
Subsidiaries and joint ventures			
South Africa	592	635	692
Rest of Africa	186	174	160
Western Europe	2,932	2,819	2,841
Eastern Europe	856	788	679
Russia	453	362	286
North America	215	103	184
South America	26	60	90
Asia and Australia	491	423	453
Total subsidiaries and joint ventures	**5,751**	**5,364**	**5,385**
Associates			
South Africa	8	3	3
Rest of Africa	4	4	5
Western Europe	136	162	176
Eastern Europe	55	47	3
North America	6	7	–
South America	1	1	–
Asia and Australia	6	4	–
Total associates	**216**	**228**	**187**
Total Group operations including associates	**5,967**	**5,592**	**5,572**

NOTES TO FINANCIAL INFORMATION – (continued)

2 Segmental Information (continued)

Additional disclosure of secondary segmental information of revenue by origin is as follows:

	Revenue		
	2006	2005	2004
		(€ million)	
Subsidiaries and joint ventures			
South Africa	982	973	1,040
Rest of Africa	14	18	5
Western Europe	2,582	2,441	2,374
Eastern Europe	1,417	1,297	1,371
Russia	482	441	401
North America	121	58	57
Asia and Australia	153	136	137
Total subsidiaries and joint ventures	**5,751**	**5,364**	**5,385**
Associates			
South Africa	8	3	3
Rest of Africa	4	4	5
Western Europe	161	183	176
Eastern Europe	43	38	3
Total associates	**216**	**228**	**187**
Total Group operations including associates	**5,967**	**5,592**	**5,572**

The Group's geographical analysis of segment assets, liabilities and capital expenditure, allocated based on where assets and liabilities are located, is:

	2006			
	Segment assets	Segment liabilities	Net segment assets	Capital expenditure
		(€ million)		
Subsidiaries and joint ventures				
South Africa	1,500	(203)	1,297	106
Rest of Africa	15	(7)	8	3
Western Europe	2,231	(357)	1,874	226
Eastern Europe	1,633	(181)	1,452	154
Russia	436	(34)	402	42
North America	121	(23)	98	24
Asia and Australia	106	(38)	68	3
Total subsidiaries and joint ventures	**6,042**	**(843)**	**5,199**	**558**

	Segment assets		Segment liabilities		Net segment assets		Capital expenditure	
	2005	2004	2005	2004	2005	2004	2005	2004
				(€ million)				
Subsidiaries and joint ventures								
South Africa	1,665	1,386	(179)	(177)	1,486	1,209	244	245
Rest of Africa	11	10	(3)	(3)	8	7	–	1
Western Europe	2,248	2,592	(444)	(623)	1,804	1,969	131	648
Eastern Europe	1,484	1,446	(165)	(138)	1,319	1,308	106	150
Russia	437	363	(38)	(35)	399	328	62	43
North America	88	68	(12)	(14)	76	54	11	47
Asia and Australia	119	94	(42)	(40)	77	54	15	10
Total subsidiaries and joint ventures	**6,052**	**5,959**	**(883)**	**(1,030)**	**5,169**	**4,929**	**569**	**1,144**

NOTES TO FINANCIAL INFORMATION – (continued)

3 Group Operating Profit from Subsidiaries and Joint Ventures

	2006	2005	2004
		(€ million)	
Operating profit is stated after charging/(crediting):			
Depreciation of property, plant and equipment	345	327	316
Amortisation of intangibles	4	5	4
Rentals under operating leases	25	13	41
Research and development expenditure	7	5	7
Operating special items[1]	78	203	–
Foreign currency (gains)/losses	(5)	15	(20)
Fair value (gains)/losses on derivatives – unrealised	(6)	2	–
Green energy credits and disposal of emissions credits	(50)	(27)	–
Fair value gains on forestry assets	(37)	(36)	(5)

Note:

(1) A more detailed analysis of special items is shown in note 5.

Auditors' remuneration[1]	2006	2005	2004
		(€ million)	
Audit			
United Kingdom	1	1	1
Overseas	3	3	3
Other services provided by Deloitte			
Overseas	1	2	4
	5	6	8

Note:

(1) A more detailed analysis of auditors' remuneration for the years ended 31 December 2006, 2005 and 2004 is provided below.

	2006			
	Paid/payable to Deloitte		Paid/payable to auditor (if not Deloitte)	
	United Kingdom	Overseas	United Kingdom	Overseas
	(€ million)			
Group audit services				
Statutory audit services	0.5	2.5	–	0.2
Interim review and other services	–	0.2	–	–
	0.5	2.7	–	0.2
Further assurance services				
Tax compliance	–	0.2	–	–
Tax advisory services	–	0.5	0.1	0.2
Consultancy services	–	0.5	–	1.0
Other services	–	0.1	–	0.5
	–	1.3	0.1	1.7

NOTES TO FINANCIAL INFORMATION – (continued)

3 Group Operating Profit from Subsidiaries and Joint Ventures (continued)

	2005				2004			
	Paid/payable to Deloitte		Paid/payable to auditor (if not Deloitte)		Paid/payable to Deloitte		Paid/payable to auditor (if not Deloitte)	
	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas
	(€ million)							
Group audit services								
Statutory audit services	0.9	3.0	–	0.1	0.5	2.8	0.1	0.3
Interim review and other services	0.1	0.1	–	0.1	0.1	0.2	–	–
	1.0	3.1	–	0.2	0.6	3.0	0.1	0.3
Further assurance services								
Tax compliance	0.1	0.1	–	–	0.1	0.2	–	0.1
Other tax services	–	–	–	–	–	0.1	–	0.2
Tax advisory services	–	0.8	–	0.5	–	1.6	–	0.1
Other advisory services	–	–	–	–	–	0.3	–	–
Consultancy services	–	0.3	–	–	–	1.8	–	–
Other services	–	0.6	0.1	0.4	–	0.3	–	0.4
	0.1	1.8	0.1	0.9	0.1	4.3	–	0.8

4 Employee Numbers and Costs

The monthly average number of employees, excluding associates' employees and including a proportionate share of employees within joint venture entities, was:

	2006	2005	2004
		(Thousands)	
By business segment			
Mondi Packaging			
Corrugated Business	8	9	10
Bag Business	5	5	5
Flexibles Business	2	2	2
Total Mondi Packaging	15	16	17
Mondi Business Paper	14	16	17
Mondi Packaging South Africa	3	3	3
Merchant and Newsprint businesses	1	1	1
Corporate and other businesses	1	1	2
	34	37	40

The principal locations of employment were:

	2006	2005	2004
		(Thousands)	
South Africa and rest of Africa	5	6	7
Western Europe	9	10	10
Eastern Europe	7	7	7
Russia	11	12	14
North America	1	1	1
Asia and Australia	1	1	1
	34	37	40

NOTES TO FINANCIAL INFORMATION – (continued)

4 Employee Numbers and Costs (continued)

Payroll costs in respect of the employees included in the tables above were:

	2006	2005	2004
		(€ million)	
Within operating costs			
Wages and salaries	710	728	723
Social security costs	134	123	126
Post-retirement medical plan costs	1	(1)	1
Defined contribution pension plan costs	14	9	10
Defined benefit pension plan costs	9	5	7
Share-based payments	6	8	6
	874	872	873
Within net finance costs			
Post-retirement medical plan costs	6	6	7
Defined benefit pension plan costs	6	7	3
	12	13	10
Total payroll costs	**886**	**885**	**883**

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including directors (executive and non-executive) of the Group.

Compensation for key management was as follows:

	2006	2005	2004
		(€ million)	
Salaries and short-term employee benefits	4.4	4.1	4.7
Post-employment benefits	0.6	2.3	0.6
Termination benefits	–	0.4	0.7
National insurance and social security	0.4	0.2	0.1
Share-based payments	1.6	1.4	0.9
Total	**7.0**	**8.4**	**7.0**

Disclosure on directors' emoluments, pension entitlements, share options and long-term incentive plan awards required by the Companies Act 1985 and those specified for audit by the Directors' Remuneration Report Regulations 2002 are reflected below.

Directors' emoluments

The following tables set out an analysis of the pre-tax remuneration including bonuses but excluding pensions, for executive directors who held office in the Group during the years ended 31 December 2006 and 2005.

Remuneration for David Hathorn represents the amounts received following his appointment on 20 April 2005 as an executive director of Anglo American, in his role as chairman and CEO of the Group. The amounts disclosed for the years ended 31 December 2006 and 31 December 2005 are consistent with those included in the Anglo American 2006 Annual Report and Accounts and 2005 Annual Report and Accounts. The remuneration for Paul Hollingworth represents the amounts received following his appointment as Chief Finance Officer of the Group on 6 June 2006.

NOTES TO FINANCIAL INFORMATION – (continued)

4 Employee Numbers and Costs (continued)

All shares referred to in this note are Anglo American shares.

	Basic salary		Annual Performance bonus[3]		Benefits in kind[4]		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	£000	£000	£000	£000	£000	£000	£000	£000
Executive Directors								
David Hathorn[1]	520	335	277	216	50	17	847	568
Paul Hollingworth[2]	240	–	67	–	11	–	318	–

Notes:

[1] Since appointment as an Executive Director of Anglo American on 20 April 2005. The basic salary in 2005 equates to an annualised figure of £480,000.
[2] Since appointment on 6 June 2006.
[3] The performance bonus represents the cash element of the Bonus Share Plan (BSP). The share interests under this plan are disclosed below.
[4] Each director received a car allowance and a limited amount of personal taxation/financial advice. All directors receive death and disability insurance and also medical insurance.

The Non-executive Directors have earned no remuneration from Mondi in the twelve months preceding the date of this Prospectus other than as stated in paragraph 6.9 of Part XIV: "Additional Information".

Bonus Share Plan ("BSP")

2006

Bonus Share Plan Interests[1]	Total interest at 1 January 2006	Number of Bonus Shares conditionally awarded in 2006[2]	Number of Enhancement Shares conditionally awarded in 2006[3]	Total interest at 31 December 2006	Market price at date of 2006 award	Date of vesting of 2006 award of Bonus Shares[2]	End date of performance year for Enhancement Shares awarded in 2006[3]
David Hathorn	39,957	10,004	7,503	57,464	£21.59	1 January 2009	31 December 2008
Paul Hollingworth	–	–	–	–	–	–	–

2005

Bonus Share Plan Interests[1]	Total interest at 1 January 2005 (or, if later, date of appointment)	Number of Bonus Shares conditionally awarded in 2005[2]	Number of Enhancement Shares conditionally awarded in 2005[3]	Total interest at 31 December 2005	Market price at date of 2005 award	Date of vesting of 2005 award of Bonus Shares[2]	End date of performance year for Enhancement Shares awarded in 2005[3]
David Hathorn	39,957	–	–	39,957	£12.96	1 January 2008	31 December 2007

Notes:

[1] Anglo American's BSP was approved by shareholders in 2004, as a replacement for ESOS and the Deferred Bonus Plan. No BSP interests vested during 2005 or during 2006.
[2] The value of the bonus under the Bonus Share Plan is calculated by reference to measures of both corporate performance (based on stretching EPS targets) as well as the achievement of specific individual objectives. In 2005 the EPS bonus targets were met in full. Half of the bonus is paid in cash (which would not normally exceed 75 per cent of basic salary for the chief executive) and the other half takes the form of a conditional award of Bonus Shares equal in value to the cash element. The Bonus Shares vest if the director remains in employment with the Group until the end of a three-year holding period.
[3] A conditional award of Enhancement Shares was made at the same time as the award of Bonus Shares (to a maximum of 75 per cent of the face value of the Bonus Shares). Enhancement Shares awarded in 2005 will only vest to the extent that a challenging performance condition based on EPS growth against growth in the UK Retail Price Index is met. The market value of the shares on the date of award of the Enhancement Shares in 2005 was £12.96 and £21.59 in 2006.

NOTES TO FINANCIAL INFORMATION – (continued)

4 Employee Numbers and Costs (continued)

Long Term Incentive Plan ("LTIP")

Conditional awards of shares made to executive directors under the LTIP are shown below:

2006

LTIP Interests[(1)(2)(3)]	Total beneficial interest in LTIP at 1 January 2006	Number of Shares conditionally awarded in year	Number of Shares vested in year	Number of Shares lapsed in year	Total beneficial interest in LTIP at 31 December 2006	Latest performance year end date
David Hathorn	114,141	43,919	(15,750)	(15,750)	126,560	31 December 2008
Paul Hollingworth ...	–	–	–	–	–	–

2005

LTIP Interests[(1)(2)(3)]	Total beneficial interest in LTIP at 1 January 2005 (or, if later, date of appointment)	Number of Shares conditionally awarded in year	Number of Shares vested in year	Number of Shares lapsed in year	Total beneficial interest in LTIP at 31 December 2005	Latest performance year end date
David Hathorn	136,641	–	(19,800)	(2,700)	114,141	31 December 2007

Notes:

(1) Anglo American's LTIP awards made in 2005 and 2006 are conditional on two performance conditions, the first based on Anglo American's Total Shareholder Return ("TSR") relative to a weighted group of international natural resource companies and the FTSE 100 group of companies, and the second based on an underlying operating measure which focuses on raising Anglo American's Return On Capital Employed ("ROCE") in the medium term. The market price of the shares at the date of award in 2005 was £12.54, and was £20.72 in 2006.

(2) The performance period applicable to each award is three years. The performance period relating to the 2003 LTIP awards (which were granted on 11 April 2003) ended on 31 December 2005. Vesting was subject to two performance conditions: the first based on Anglo American's TSR relative to a weighted group of international natural resource companies and the second based on an underlying operating measure which focuses on improvements in the Anglo American's ROCE in the medium term. Part of each award was based on the TSR measure and part on the operating measure.

(3) The performance period applicable to each award is three years. The performance period relating to the 2002 LTIP awards (which were granted on 22 April 2002) ended on 31 December 2004. Vesting was subject to two performance conditions: the first based on Anglo American's TSR relative to a weighted group of international natural resource companies and the second based on an underlying operating measure which focuses on improvements in the Anglo American's ROCE in the medium term. Part of each award was based on the TSR measure and part on the operating measure.

2006

Number of shares vested	Number of Shares vested	Date of conditional award	Market price at date of award	Market price at date of vesting	Money value at date of vesting
David Hathorn	15,750	11 April 2003	£9.40	£25.49	£401,468
Paul Hollingworth	–	–	–	–	–

2005

Number of shares vested	Number of Shares vested	Date of conditional award	Market price at date of award	Market price at date of vesting	Money value at date of vesting
David Hathorn	19,800	22 April 2002	£11.20	£12.88	£255,024

In the case of the LTIP awards granted in 2002 and 2003 to David Hathorn the determinants for vesting were 50 per cent on relative TSR and 50 per cent on meeting specified Anglo American ROCE targets. The ROCE targets are a function of targeted improvement in returns on existing capital

4 Employee Numbers and Costs (continued)

employed at the start of the performance period and targeted returns in excess of the cost of capital on new capital investment over that period. The entry level target for any LTIP has been the actual return achieved on the capital employed, excluding capital work in progress, in the year immediately preceding the commencement of the performance period. In order to maintain the effectiveness of the plan in driving long-term performance, the actual returns in the final performance year are adjusted for movements in commodity prices, certain foreign exchange rate effects (e.g. translation windfalls), capital in progress (to reflect the fact that mines under construction absorb large amounts of capital before producing a return), for relevant changes in the composition of Anglo American (e.g. significant acquisitions and disposals) and other one-off factors which would otherwise result in a misleading outcome.

The Remuneration Committee of Anglo American has amended the basis of the vesting calculation for the part of the award contingent upon TSR for the 2002, 2003 and 2004 LTIP awards in order to produce a more robust measure of performance. Target performance (required to achieve 50 per cent vesting) is now calculated by measuring median TSR performance within each sector sub-group rather than average TSR performance as was previously the case. This removes the distorting effect that extremely low or high performing companies can have on the average within small sector sub-groups, and thus results in a TSR 'ranking'. Target performance will still be defined as the weighted average of the TSR so calculated for each sector sub-group.

The threshold blended target (i.e. the target on existing and new capital) for the performance period for the 2003 LTIP was 18.8 per cent and the upper blended target 20.3 per cent. The ROCE achieved was 21.1 per cent and the outcome on this element of the LTIP was thus 100 per cent. On the TSR measure, Anglo American achieved a TSR over the three year performance period of 129 per cent which generated nil vesting in terms of the 2003 Comparator Group. The overall vesting level was therefore 50 per cent.

The threshold blended target (i.e. the target on existing and new capital) for the performance period for 2002 was 16 per cent and the upper blended target 18 per cent. The ROCE achieved was 21 per cent and the outcome on this element of the LTIP was thus 100 per cent. On the TSR measure, Anglo American achieved a TSR over the three year performance period of 82 per cent which generated a 52 per cent vesting in terms of the 2002 Comparator Group. The overall vesting level was therefore 76 per cent.

Directors' share options

No executive share options have been granted to directors since 2003 and none has lapsed during the periods disclosed.

2005

Roll-over options[1]	Beneficial holding at 1 January 2005	Exercised	Beneficial holding at 31 December 2005	Weighted average exercise price rand	Earliest date from which exercisable	Latest expiry date
David Hathorn	21,900	(21,900)	–	–	–	–

Note:

[1] David Hathorn was granted share options prior to 1 January 1999 under a previous share option scheme operated by Anglo American Corporation of South Africa Limited which were "rolled over" into Anglo American options.

2006

Anglo American options[2]	Beneficial holding at 1 January 2006	Exercised	Beneficial holding at 31 December 2006	Weighted average exercise price (£)	Earliest date from which exercisable	Latest expiry date
David Hathorn	60,000	(60,000)	–	–	–	–
Paul Hollingworth	–	–	–	–	–	–

NOTES TO FINANCIAL INFORMATION – (continued)

4 Employee Numbers and Costs (continued)

2005

Anglo American options[1][2]	Beneficial holding at 1 January 2005	Exercised	Beneficial holding at 31 December 2005	Weighted average exercise price (£)	Earliest date from which exercisable	Latest expiry date
David Hathorn	136,000	(76,000)	60,000	9.28	5/3/2006	4/3/2013

No options were granted or lapsed during the years shown.

Notes:

[1] *Share options in respect of shares, the market price for which as at 31 December 2005 is equal to, or exceeds, the option exercise prices. As at 31 December 2005, there were no share options with an exercise price above the market price.*

[2] *Options were granted having UK Inland Revenue approval (Approved Options) and without such approval (Unapproved Options). The exercise of these historic options is subject to Anglo American's EPS (calculated in accordance with IAS 33: Earnings Per Share, based on Anglo American's headline earnings measure) increasing by at least 6 per cent above the UK Retail Price Index over a three year period. If the performance condition is not met at the end of the first three year period, then performance is retested each year over the 10 year life of the option on a rolling three year basis. Options are normally exercisable, subject to satisfaction of the performance condition, between three and 10 years from the date of grant.*

Details of the share options exercised by the executive directors in 2005 and 2006 are as follows:

Roll-over options	Number exercised	Option price rand	Market price at date of exercise rand	Gain rand
David Hathorn	21,900	45.25	196.26	3,307,119

Anglo American options	Number exercised	Option price £	Market price at date of exercise £	Gain £
David Hathorn	40,000	10.03	19.58	382,000
	36,000	11.50	19.58	290,880
	60,000	9.28	23.67	863,400

The highest and lowest mid-market prices of Anglo American's shares during the year 1 January 2005 to 31 December 2005 were £19.79 and £11.30, respectively. The mid-market price of Anglo American's shares as at 31 December 2005 was £19.79.

The highest and lowest mid-market prices of Anglo American's shares during the year 1 January 2006 to 31 December 2006 were £25.49 and £18.45, respectively. The mid-market price of Anglo American's shares as at 29 December 2006 was £24.91.

Deferred Bonus Plan and Share Incentive Plan

In 2003 and earlier years, under the Deferred Bonus Plan, executive directors were required to defer 50 per cent of their annual bonus and could, at the discretion of the Committee on a year-by-year basis, defer all of their bonus (net of tax) to acquire shares in Anglo American. If these shares are held for three years, they will be matched by Anglo American on a one-for-one basis, conditional upon the executive directors' continued employment. No further awards have been made to directors under the Deferred Bonus Plan since 2003.

The directors hold interests in deferred bonus matching shares as follows:

2006

Deferred bonus share matching interests	Total interest at 1 January 2006	Number of shares vested in year	Number of shares lapsed in year	Total interest at 31 December 2006	Latest vesting period end date
David Hathorn	7,802	(7,802)	–	–	n/a

4 Employee Numbers and Costs (continued)

2005

Deferred bonus share matching interests	Total interest at 1 January 2005 (or, if later, date of appointment)	Number of shares vested in year	Number of shares lapsed in year	Total interest at 31 December 2005	Latest vesting period end date
David Hathorn	7,802	–	–	7,802	31 December 2005

Details of the deferred bonus matching shares vested in 2006 are as follows:

2006

Number of shares vested	Number of shares vested	Date of conditional award	Market price at date of award	Market price at date of vesting	Money value at date of vesting
David Hathorn	2,540	28 March 2003	£ 9.28	£ 20.40	£ 51,816
	5,262	28 March 2003	R117.95	R221.34	R1,164,691

Pensions

Directors' pension arrangements

David Hathorn participated in the Anglo American International Approved Pension Scheme (the "Scheme"), which is a defined contribution pension scheme, in terms of his contract with Anglo American International (IOM) Limited for services to be rendered outside South Africa. In 2005, normal contributions were made on his behalf into such scheme at the rate of 30 per cent of the basic salary payable under this contract. He also participated in the Anglo American Pension Fund (the Fund) in respect of his South African contract, whereby he accrues an annual pension at the rate of 2.2 per cent of pensionable salary (as defined in the rules of that scheme) for each year of pensionable service. This scheme provides spouse's benefits of two-thirds of the member's pension on the death of a member. It does not have provision for guaranteed pension increases.

Pension contributions are made on behalf of Paul Hollingworth at the rate of 25 per cent of base salary into his defined contribution personal pension arrangement.

Defined contribution pension schemes

The amounts paid into defined contribution pension schemes by Anglo American in respect of the individual directors were as follows:

Executive Directors	Normal contributions	
	2006	2005
	£000	£000
David Hathorn(1)	143	70
Paul Hollingworth(2)	60	–

Note:

(1) Following his appointment as an Executive Director of Anglo American on 20 April 2005. In 2006, in addition to the contributions set out above, special pension contributions were made in respect of the pension benefits of £873,000. This special contribution was calculated by independent actuaries as being the amount necessary to replace pension benefits forgone in respect of his final salary pension arrangements.

(2) Since his appointment on 6 June 2006.

Defined benefit pension schemes

David Hathorn is eligible for membership of the Anglo American Corporation Pension Fund (the "Fund") in respect of his South African remuneration. The Fund is a funded final salary occupational pension scheme approved by the Financial Services Board and the Commissioner of Inland Revenue in South Africa.

NOTES TO FINANCIAL INFORMATION – (continued)

4 Employee Numbers and Costs (continued)

2006

Executive Directors	Additional benefit expended (excluding inflation) during the year ended 31 December 2006	Accrued entitlement as at 31 December 2006	Transfer value of accrued benefits as at 31 December 2006	Transfer value of accrued benefits as at 31 December 2005	Decrease in transfer value in the year less any personal contributions
	£000	£000	£000	£000	£000
David Hathorn	40	11	131	660	531

2005

Executive Directors	Additional benefit expended (excluding inflation) during the year ended 31 December 2005	Accrued entitlement as at 31 December 2005	Transfer value of accrued benefits as at 31 December 2005	Decrease in transfer value in the year less any personal contributions
	£000	£000	£000	£000
David Hathorn[1]	10	57	660	55

Note:

[1] *Following his appointment as an Executive Director of Anglo American on 20 April 2005.*

The transfer values disclosed above do not represent a sum paid or payable to the individual director; instead, they represent potential liabilities of the pension schemes.

Sums paid to third parties in respect of a director's services

No consideration was paid to or became receivable by third parties for making available the services of any person: as a director of Anglo American, or whilst a director of Anglo American, as a director of any of Anglo American's subsidiary undertakings, or as a director of any other undertaking of which he/she was (whilst a director of Anglo American) a director by virtue of Anglo American's nomination, or otherwise in connection with the management of Anglo American or any undertaking during the years to 31 December 2006 and 2005.

Directors' share interests

The interests of directors who held office during the years 1 January 2006 to 31 December 2006 and 1 January 2005 to 31 December 2005 in Ordinary Shares (Shares) of Anglo American and its subsidiaries were as follows:

1 January 2006 to 31 December 2006

	As at 31 December 2006				
	Beneficial	Conditional			
Directors		Deferred bonus share match	LTIP[1]	BSP Bonus Shares[2]	BSP Enhancement Shares[3]
David Hathorn	17,851	–	126,560	32,837	24,627
Paul Hollingworth	–	–	–	–	–

	As at 1 January 2006 (or, if later, date of appointment)				
	Beneficial	Conditional			
Directors		Deferred bonus share match	LTIP[1]	BSP Bonus Shares[2]	BSP Enhancement Shares[3]
David Hathorn	23,431	7,802	114,141	22,833	17,124
Paul Hollingworth	–	–	–	–	–

4 Employee Numbers and Costs (continued)

1 January 2005 to 31 December 2005

		As at 31 December 2005			
	Beneficial	Conditional			
Directors		Deferred bonus share match	LTIP[1]	BSP Bonus Shares[2]	BSP Enhancement Shares[3]
David Hathorn	23,431	7,802	114,141	22,833	17,124

		As at 1 January 2005 (or, if later, date of appointment)			
	Beneficial	Conditional			
Directors		Deferred bonus share match	LTIP[1]	BSP Bonus Shares[2]	BSP Enhancement Shares[3]
David Hathorn	26,551	7,802	136,641	22,833	17,124

Notes:

[1] *The award of Shares and Options under the LTIP is conditional upon the satisfaction of performance conditions.*

[2] *The award of Bonus Shares under the BSP is conditional upon the participant's continued employment by Anglo American until three years after the conditional grant date.*

[3] *The award of Enhancement Shares under the BSP is conditional upon the satisfaction of performance conditions.*

NOTES TO FINANCIAL INFORMATION – (continued)

5 Special Items

"Special items" are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the underlying financial performance achieved by the Group and its businesses. Such items are material by nature or amount to the year's results and require separate disclosure in accordance with IAS 1.86. Special items that relate to the operating performance of the business are classified as special operating items and include impairment charges and reversals and other exceptional items including material restructuring costs. Non-operating special items include profits and losses on disposals of investments and businesses. The Group believes that items which were previously referred to as "exceptional items" under UK GAAP fall within the scope of special items under IFRS.

	2006	2005	2004
		(€ million)	
Subsidiaries and joint ventures			
Operating special items			
Mondi Packaging asset impairments, goodwill write down and restructuring costs	(62)	(198)	–
Mondi Business Paper asset impairments	(19)	(5)	–
Mondi Business Paper negative goodwill	3	–	–
Total operating special items	**(78)**	**(203)**	**–**
Taxation	21	5	–
Total attributable to shareholders of the parent company	**(57)**	**(198)**	**–**
Share of associates			
Operating special items			
Mondi Packaging	–	(1)	–
Total operating special items	**–**	**(1)**	**–**
Taxation	–	–	–
Total share of associates' special items	**–**	**(1)**	**–**
Profit and (losses) on disposals			
Disposal of partial interest in Mondi Shanduka Newsprint	–	–	28
Disposal of partial interest in Mondi Packaging South Africa	–	8	–
Sale of assets and other items	(4)	2	(10)
Net (loss)/profit on disposal	**(4)**	**10**	**18**
Taxation	–	–	(11)
Total attributable to shareholders of the parent company	**(4)**	**10**	**7**
Total special items before tax and minority interests	**(82)**	**(194)**	**18**
Taxation	21	5	(11)
Total special items attributable to shareholders of the parent company	**(61)**	**(189)**	**7**

For the year ended 31 December 2006, operating special items relate to asset impairment costs of downstream Mondi Packaging assets following continued difficult market conditions (€62 million), impairment of fixed assets at the Austrian businesses of Mondi Business Paper (€19 million), being impairment of PM6 due to change in market conditions for the particular three layer product produced on this machine (€10 million), impairment of the pulp machine at Ybbstal due to wood supply and cost implications (€4 million), and impairment of the biological waste water plant that supplies Ybbstal (€5 million). For the year ended 31 December 2005, operating special items relate mainly to goodwill impairment (€134 million), asset impairment (€37 million) and closure and restructuring costs (€27 million) in Mondi Packaging Businesses following difficult market conditions.

NOTES TO FINANCIAL INFORMATION – (continued)

6 Net Finance Costs

Finance costs and foreign exchange gains/(losses) are presented net of effective cash flow hedges for respective interest bearing and foreign currency borrowings.

	2006	2005	2004
		(€ million)	
Investment income			
Interest and other financial income	39	43	31
Expected return on defined benefit arrangements	18	23	25
Foreign exchange gains	12	4	10
Dividend income from financial/fixed asset investments	1	1	4
Total investment income	70	71	70
Interest expense			
Bank loans and overdrafts	(102)	(112)	(97)
Other loans	(17)	(30)	(31)
Interest on defined benefit arrangements	(30)	(36)	(35)
	(149)	(178)	(163)
Less: interest capitalised	2	7	12
Total interest expense	**(147)**	**(171)**	**(151)**
Net finance costs	**(77)**	**(100)**	**(81)**

The weighted average interest rate applicable to interest on general borrowings capitalised for the year ended 31 December 2006 was 8.24 per cent (for the year ended 31 December 2005: 8.37 per cent, year ended 31 December 2004: 7.41 per cent).

7 Tax on Profit on Ordinary Activities

(a) Analysis of charge for the year from continuing operations

	2006	2005	2004
		(€ million)	
United Kingdom corporation tax at 30%	(7)	(1)	3
Other overseas taxation	119	70	84
Current tax (excluding tax on special items)	**112**	**69**	**87**
Deferred taxation (excluding tax on special items)	3	25	10
Total tax before special items	**115**	**94**	**97**
Total tax on special items	**(21)**	**(5)**	**11**
Total tax charge	**94**	**89**	**108**

NOTES TO FINANCIAL INFORMATION – (continued)

7 Tax on Profit on Ordinary Activities (continued)

(b) Factors affecting tax charge for the year

The effective tax rate for the year ended 31 December 2006 of 42 per cent (year ended 31 December 2005: 91 per cent; year ended 31 December 2004: 28 per cent) including net income from associates, differs from the standard rate of corporation tax in the United Kingdom (30 per cent). The differences are explained below.

The effective rate of taxation before special items including net income from associates for the year ended 31 December 2006 was 38 per cent; (year ended 31 December 2005: 32 per cent; year ended 31 December 2004: 26 per cent).

	2006	2005	2004
		(€ million)	
Profit on ordinary activities before tax	223	98	387
Tax on profit on ordinary activities calculated at United Kingdom corporation tax rate of 30% (2005: 30%, 2004: 30%)	67	29	116
Tax effect of net income from associates, calculated at 30%	(1)	(2)	3
Tax effects of:			
Expenses not deductible for tax purposes			
Special items	1	53	–
Intangible amortisation and non-qualifying depreciation	(1)	2	3
Other non-deductible expenses	9	10	8
Non-taxable income			
Profits and losses on disposals	(1)	(1)	–
Other non-taxable income	–	(2)	(14)
Temporary difference adjustments			
Changes in tax rates	–	(4)	–
Movement in tax losses	14	13	(1)
Other temporary differences	(1)	8	8
Other adjustments			
South African secondary tax on companies	1	–	1
Effect of differences between local and UK rates	(21)	(18)	(15)
Other adjustments	27	1	(1)
Tax charge for the year	**94**	**89**	**108**

The increase in the tax rate before special items in 2006 reflects the assessment of tax risks associated with the Group becoming standalone.

IAS 1 requires income from associates to be presented net of tax on the face of the income statement. The associates' tax is no longer included within the Group's total tax charge. Associates' tax charge/(credit) included within "Net income from associates" for the year ended 31 December 2006 is €1 million (year ended 31 December 2005: €1 million, year ended 31 December 2004: (€3 million)).

8 Dividends

	2006	2005	2004
		(€ million)	
Paid to Anglo American group companies	75	45	87
Dividend *in specie* to Anglo American group companies[1]	68	23	–
Paid to minority interests	38	28	35
	181	96	122

Note:

[1] *See note 26.*

NOTES TO FINANCIAL INFORMATION – (continued)

9 Earnings Per Share

	2006	2005	2004
	(€ cents per share)		
Basic earnings/(loss) per share	15.1	(4.4)	43.9
Underlying earnings per share[1]	26.9	32.1	42.5
Headline earnings per share	26.9	29.0	42.5

Note:

[1] Basic earnings per share is also shown based on underlying earnings, which the directors believe to be useful additional measures of the Group's performance.

The calculation of basic earnings per share has been based on the profit for the financial year, as shown below, and on 517,479,172 shares, being the pro forma combined number of shares that is expected to be in issue upon Admission.

The Group has presented underlying earnings per share to exclude the impact of special items, in order to present a more meaningful comparison for the years shown in the combined and consolidated financial information, and headline earnings per share to exclude the impact of special items apart from restructuring costs that have been reflected as special items.

The calculation of underlying and headline earnings, based on basic earnings is as follows:

	Earnings		
	2006	2005	2004
	(€ million)		
Attributed profit for the financial year	78	(23)	227
Special items: operating	78	203	–
Net loss/(profit) on disposals	4	(10)	(18)
Special items: associates	–	1	–
Related tax	(21)	(5)	11
Underlying earnings	139	166	220
Restructuring costs included in special items: operating	–	(16)	–
Headline earnings	139	150	220

At the date of Admission there will be certain share purchase options outstanding under the Mondi Executive Share Purchase Scheme. The calculation of diluted earnings per share, assuming the full exercise of outstanding share options, has not been performed as there is no historical market price for shares in Mondi and accordingly it is not possible to calculate the dilutive impact.

NOTES TO FINANCIAL INFORMATION – (continued)

10 Intangible Assets

	2006			2005			2004		
	Goodwill	Licences and other intangibles[4]	Total	Goodwill	Licences and other intangibles[4]	Total	Goodwill	Licences and other intangibles[4]	Total
					(€ million)				
Cost									
At 1 January	339	48	387	475	37	512	241	35	276
Acquired through business combinations[1]	25	1	26	–	–	–	235	1	236
Additions[2]	–	6	6	13	4	17	–	1	1
Impairments	–	–	–	(134)	–	(134)	–	–	–
Disposal of assets	–	–	–	–	(1)	(1)	–	–	–
Disposal of businesses[3]	–	–	–	(15)	–	(15)	–	–	–
Other reclassifications	–	2	2	–	8	8	(1)	–	(1)
Currency movements	1	–	1	–	–	–	–	–	–
As at 31 December	**365**	**57**	**422**	**339**	**48**	**387**	**475**	**37**	**512**
Accumulated amortisation									
At 1 January	–	37	37	–	29	29	–	25	25
Charge for the year	–	4	4	–	5	5	–	4	4
Disposal of assets	–	–	–	–	(1)	(1)	–	–	–
Other reclassifications	–	–	–	–	4	4	–	–	–
At 31 December	**–**	**41**	**41**	**–**	**37**	**37**	**–**	**29**	**29**
Net book value	**365**	**16**	**381**	**339**	**11**	**350**	**475**	**8**	**483**

Notes:

[1] *The increase in goodwill relating to the acquisition of subsidiaries represents the excess of fair value of the purchase price over the provisional fair value of the net assets. See note 28.*

[2] *The additions of licences and other intangibles mainly relate to software development costs in Mondi Packaging (2005: the goodwill relates to the acquisition of non-redeemable preference shares in the existing Mondi Business Paper subsidiary which owns the Syktyvkar site).*

[3] *See note 29.*

[4] *Licences and other intangibles mainly consist of software development costs.*

Impairment tests for goodwill

Goodwill is allocated for impairment testing purposes to cash generating units ("CGU") which reflect how it is monitored for internal management purposes. This allocation largely represents the Group's primary reporting segments set out below.

	2006	2005	2004
	(€ million)		
Mondi Packaging			
Corrugated Packaging Business	16	19	170
Bag Business	200	191	187
Flexibles Business	65	47	49
Total Mondi Packaging	281	257	406
Mondi Business Paper	38	37	24
Mondi Packaging South Africa	33	33	33
Merchant and Newsprint businesses	13	12	12
	365	339	475

10 Intangible Assets (continued)

In 2005, as a result of continued difficult market conditions in the downstream corrugated packaging sector, a €134 million write down of goodwill allocated to the Corrugated Packaging business was made, reflecting the CGU at its recoverable amount.

The recoverable amount of a CGU is determined based on value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets covering a five year period that are based on latest forecasts for sales prices and exchange rates. Cash flow projections beyond five years are based on internal management forecasts and assume constant long-term real prices for sales revenue.

Cash flow projections are discounted using pre-tax discount rates, equivalent to a real post-tax discount rate of 7 per cent, that have been adjusted for any risks that are not reflected in the underlying cash flows.

Expected future cash flows are inherently uncertain and could materially change over time. They are significantly affected by a number of factors, including market and production estimates, together with economic factors such as prices, discount rates, currency exchange rates, estimates of production costs and future capital expenditure.

11 Property, Plant and Equipment

For the year ended 31 December 2006

	Land and buildings	Plant and equipment	Other[1]	Total
		(€ million)		
Cost				
At 1 January 2006	1,322	5,181	579	7,082
Acquired through business combinations[2]	20	46	4	70
Additions	10	109	337	456
Disposal of assets	(6)	(91)	(23)	(120)
Disposal of businesses[3]	(9)	(11)	(1)	(21)
Transferred to disposal groups	(23)	(43)	(4)	(70)
Other reclassifications	37	225	(240)	22
Currency movements	(8)	(143)	(28)	(179)
As at 31 December 2006	**1,343**	**5,273**	**624**	**7,240**
Accumulated depreciation				
At 1 January 2006	472	2,604	240	3,316
Charge for the year	35	271	39	345
Impairment[4]	32	48	1	81
Disposal of assets	(1)	(75)	(21)	(97)
Disposal of businesses[3]	(4)	(9)	–	(13)
Transferred to disposal groups	(9)	(28)	(1)	(38)
Other reclassifications	37	225	(240)	22
Currency movements	2	(28)	(9)	(35)
At 31 December 2006	**564**	**3,008**	**9**	**3,581**
Net book value at 31 December 2006	**779**	**2,265**	**615**	**3,659**

Notes:

(1) Other property, plant and equipment include €265 million of assets in the course of construction, which are not yet depreciated in accordance with the accounting policy set out in note 1.

(2) See note 28.

(3) See note 29.

(4) The impairment in 2006 relates primarily to the Mondi Packaging division, following continued difficult market conditions in the downstream corrugated packaging sector.

NOTES TO FINANCIAL INFORMATION – (continued)

11 Property, Plant and Equipment (continued)

For the year ended 31 December 2005

	Land and buildings	Plant and equipment	Other[1]	Total
		(€ million)		
Cost				
At 31 December 2004	1,312	4,955	675	6,942
Adoption of IAS 32 and IAS 39[2]	–	1	–	1
At 1 January 2005	1,312	4,956	675	6,943
Additions	7	88	457	552
Disposal of assets	(70)	(364)	(21)	(455)
Disposal of businesses[4]	(9)	(19)	(2)	(30)
Transferred to disposal groups[3]	(22)	(47)	(2)	(71)
Other reclassifications	75	400	(503)	(28)
Currency movements	29	167	(25)	171
As at 31 December 2005	**1,322**	**5,181**	**579**	**7,082**
Accumulated depreciation				
At 1 January 2005	497	2,643	249	3,389
Charge for the year	32	258	37	327
Impairment[5]	3	27	–	30
Disposal of assets	(61)	(352)	(18)	(431)
Disposal of businesses[4]	(3)	(15)	(1)	(19)
Transferred to disposal groups[3]	(4)	(24)	(1)	(29)
Other reclassifications	2	(4)	(2)	(4)
Currency movements	6	71	(24)	53
At 31 December 2005	**472**	**2,604**	**240**	**3,316**
Net book value at 31 December 2005	**850**	**2,577**	**339**	**3,766**

Notes:

[1] *Other property, plant and equipment include €194 million of properties in the course of construction, which are not yet depreciated.*

[2] *See note 37.*

[3] *See note 30.*

[4] *See note 29.*

[5] *The impairment in 2005 relates primarily to the Corrugated Business and was taken due to the structural over capacity in the corrugated packaging sector.*

11 Property, Plant and Equipment (continued)

For the year ended 31 December 2004

	Land and buildings	Plant and equipment	Other[1]	Total
		(€ million)		
Cost				
At 1 January 2004	1,100	4,073	723	5,896
Acquired through business combinations[2]	128	174	1	303
Additions	20	216	368	604
Disposal of assets	(27)	(125)	(1)	(153)
Disposal of businesses[3]	(2)	(40)	(2)	(44)
Other reclassifications	61	371	(424)	8
Currency movements	32	286	10	328
As at 31 December 2004	**1,312**	**4,955**	**675**	**6,942**
Accumulated depreciation				
At 1 January 2004	461	2,332	236	3,029
Charge for the year	32	276	8	316
Disposal of assets	(8)	(97)	(3)	(108)
Disposal of businesses[3]	–	(27)	–	(27)
Other reclassifications	(3)	11	5	13
Currency movements	15	148	3	166
At 31 December 2004	**497**	**2,643**	**249**	**3,389**
Net book value at 31 December 2004	**815**	**2,312**	**426**	**3,553**

Notes:

[1] *Other property, plant and equipment include €291 million of properties in the course of construction, which are not yet depreciated.*
[2] *See note 28.*
[3] *See note 29.*

Included in the cost above is €2 million of interest (2005: €7 million, 2004: €12 million) incurred on qualifying assets which has been capitalised during the year. Aggregate interest capitalised included in the cost above totals €29 million (2005: €27 million, 2004: €20 million). Tax relief on interest capitalised is based on the tax rates prevailing in the jurisdiction in which the interest is incurred.

The net book value and depreciation charges relating to assets held under finance leases amounts to €19 million (2005: €33 million, 2004: €23 million) and €3 million (2005: €2 million, 2004: €2 million), respectively.

The net book value of land and buildings comprises:

	2006	2005	2004
		(€ million)	
Freehold	776	848	768
Leasehold – long	1	1	46
Leasehold – short (less than 50 years)	2	1	1
	779	850	815

NOTES TO FINANCIAL INFORMATION – (continued)

12 Forestry Assets

	2006	2005	2004
		(€ million)	
At 1 January	253	245	250
Capitalised expenditure	45	43	52
Fair value gains[1]	37	36	5
Felling	(58)	(63)	(72)
Acquisition of assets	5	3	–
Disposal of assets	(1)	–	–
Disposal of businesses[3]	–	(1)	(12)
Transferred to disposal groups[2]	(12)	(14)	–
Currency movements	(48)	4	22
At 31 December	**221**	**253**	**245**

Notes:

[1] Forestry assets are revalued to fair value less estimated point of sale costs each reporting year in accordance with the accounting policy set out in note 1.
[2] See note 30.
[3] See note 29.

Forestry assets comprise forests with the maturity profile disclosed in the table below:

	2006	2005	2004
		(€ million)	
Mature	104	119	93
Immature	117	134	152
	221	253	245

13 Investment in Associates

	2006	2005	2004
		(€ million)	
At 1 January	37	34	44
Net income/(loss) from associates	5	5	(9)
Dividends received	(1)	(1)	(3)
Acquired	2	–	2
Transferred to disposal groups[1]	(36)	–	–
Other equity movements	–	(1)	–
At 31 December	**7**	**37**	**34**

Note:

[1] See note 30.

The Group's total investment in associates comprises:

	2006	2005	2004
		(€ million)	
Equity[1]	7	37	34
Total investment in associates	7	37	34

Note:

[1] At 31 December 2006, there is €0.6 million of goodwill in respect of associates (2005: €nil, 2004: €nil).

NOTES TO FINANCIAL INFORMATION – (continued)

13 Investment in Associates (continued)

The Group's share of the summarised financial information of principal associates, all of which are unlisted, is as follows:

	2006	2005	2004
		(€ million)	
Total non-current assets	8	64	60
Total current assets	10	73	67
Total current liabilities	(9)	(59)	(54)
Total non-current liabilities	(2)	(41)	(39)
Share of associates' net assets	**7**	**37**	**34**
Total revenue	216	228	187
Total operating costs	(208)	(219)	(191)
Other special items	–	(1)	–
Net finance costs	(2)	(2)	(2)
Income tax expense	(1)	(1)	(3)
Underlying minority interests	–	–	–
Share of associates' profit/(loss) for the financial year	**5**	**5**	**(9)**

Segmental information is provided for primary and secondary reporting segments as follows:

	Net income/(loss)			Aggregate investment		
	2006	2005	2004	2006	2005	2004
			(€ million)			
By business segment						
Mondi Packaging						
Corrugated Business	–	–	–	–	–	–
Bag Business	1	1	1	2	2	2
Flexibles Business	3	3	(10)	–	33	32
Total Mondi Packaging	4	4	(9)	2	35	34
Mondi Business Paper	1	1	–	1	1	–
Mondi Packaging South Africa	–	–	–	4	1	–
	5	5	(9)	7	37	34

	Aggregate investment		
	2006	2005	2004
		(€ million)	
By geographical segment			
South Africa	3	1	–
Rest of Africa	–	2	2
Western Europe	4	34	32
	7	37	34

The Group's share of associates' contingent liabilities incurred jointly by investors at 31 December 2006 is €nil (at 31 December 2005: €nil, 31 December 2004: €nil). Details of principal associates are set out in note 38.

NOTES TO FINANCIAL INFORMATION – (continued)

14 Joint Ventures

The Group's share of the summarised financial information of joint venture entities that is proportionately consolidated in the Group financial statements, is as follows:

	2006	2005	2004
		(€ million)	
Total non-current assets	186	169	183
Total current assets	49	52	43
Total current liabilities	(39)	(32)	(58)
Total non-current liabilities	(98)	(145)	(121)
Share of joint venture entities' net assets, proportionately consolidated	**98**	**44**	**47**
Revenue	169	158	119
Total operating costs	(147)	(143)	(107)
Net finance costs	(7)	(9)	(7)
Income tax expense	(5)	(1)	(2)
Share of joint venture entities' profit for the financial year	**10**	**5**	**3**

There are no material contingent liabilities or capital commitments for the years shown.

Details of principal joint ventures are set out in note 38.

15 Fixed Asset Investments

The following table sets out the movement of the Group's fixed asset investments prior to the adoption of IAS 32 and IAS 39 on 1 January 2005. On that date, fixed asset investments were reclassified as "financial asset investments" (see note 16). There are no material listed equity investments.

	Loans	Equity	Total
		(€ million)	
At 1 January 2004	48	86	134
Additions	–	3	3
Acquired through business combinations[(1)]	–	25	25
Disposals	–	(70)	(70)
Reclassifications	–	(11)	(11)
Advances	13	–	13
Currency movements	2	2	4
At 31 December 2004	**63**	**35**	**98**
Provisions for impairment			
At 1 January 2004	13	7	20
Reclassifications	(1)	1	–
At 31 December 2004	**12**	**8**	**20**
Net book value at 31 December 2004	**51**	**27**	**78**
Adoption of IAS 32 and IAS 39 (note 37)	(51)	(27)	(78)
1 January 2005	–	–	–

Note:

(1) See note 28.

This classification is no longer used from 1 January 2005, the IAS 32 and IAS 39 transition date.

NOTES TO FINANCIAL INFORMATION – (continued)

16 Financial Asset Investments

As permitted under IFRS 1, the Group has applied IAS 32 and IAS 39 prospectively from 1 January 2005. On adoption of the two standards, items previously classified as fixed asset investments were reclassified as financial asset investments and accounted for as available for sale, fair value through profit or loss, held-to-maturity or loans and receivables as defined by IAS 39 and in accordance with the Group accounting policy set out in note 1. No items were classified as fair value through profit or loss or held-to-maturity during the year.

	Loans and receivables	Available for sale investments	Total
		(€ million)	
At 1 January 2006	43	23	66
Movements in fair value	(2)	–	(2)
Impairment	–	(2)	(2)
Additions	–	2	2
(Repayments)/advances	(15)	5	(10)
Disposals	–	(1)	(1)
Reclassifications	(2)	(5)	(7)
Currency movements	(6)	(1)	(7)
At 31 December 2006	**18**	**21**	**39**

	Loans and receivables	Available for sale investments	Total
		(€ million)	
At 31 December 2004	51	27	78
Adoption of IAS 32 and IAS 39 (note 37)	–	1	1
At 1 January 2005	51	28	79
Movements in fair value	1	–	1
Additions	–	2	2
Repayments	(12)	–	(12)
Disposals	–	(5)	(5)
Reclassifications	4	(3)	1
Currency movements	(1)	1	–
At 31 December 2005	**43**	**23**	**66**

All financial asset investments are non-current.

This classification is only used from 1 January 2005, the IAS 32 and IAS 39 transition date.

17 Inventories

	2006	2005	2004
		(€ million)	
Raw materials and consumables	312	312	304
Work in progress	65	56	46
Finished products	279	281	248
	656	649	598

NOTES TO FINANCIAL INFORMATION – (continued)

18 Trade and Other Receivables

	2006			2005			2004		
	Due within one year	Due after one year	Total	Due within one year	Due after one year	Total	Due within one year	Due after one year	Total
				(€ million)					
Trade receivables	1,072	5	1,077	1,019	4	1,023	995	–	995
Amounts owed by related parties	5	–	5	2	–	2	7	–	7
Other receivables	177	–	177	181	1	182	124	–	124
Prepayments and accrued income	9	–	9	8	–	8	50	–	50
	1,263	5	1,268	1,210	5	1,215	1,176	–	1,176

The fair values of trade and other receivables is not materially different to the carrying values presented. There is no significant concentration of credit risk with respect to trade receivables as the exposure is spread over a large number of customers.

19 Trade and Other Payables

	2006	2005	2004
		(€ million)	
Trade payables	535	510	547
Amounts owed to related parties	2	14	29
Taxation and social security	30	18	27
Other payables	174	352	258
Accruals and deferred income	194	94	166
	935	988	1,027

The fair value of trade and other payables is not materially different to the carrying values presented.

20 Financial Assets

The carrying amounts and fair value of financial assets are as follows:

	2006		2005		2004	
	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount
			(€ million)			
Trade and other receivables	1,268	1,268	1,215	1,215	1,176	1,176
Cash and cash equivalents	415	415	667	667	473	473
Fixed asset investments	–	–	–	–	78	78
Financial asset investments	39	39	66	66	–	–
Other financial assets (derivatives)	11	11	9	9	19	–
Total financial assets	**1,733**	**1,733**	**1,957**	**1,957**	**1,746**	**1,727**

The fair value of fixed and financial asset investments represents the directors' valuation for investments. The fixed asset investment classification is no longer used from 1 January 2005, the IAS 32 and IAS 39 transition date (see note 37).

Following the adoption of IAS 32 and IAS 39 prospectively from 1 January 2005, the Group's 2005 and 2006 data is presented on an unhedged basis. The fair value of associated derivatives is recorded separately within other financial assets (derivatives) and other financial liabilities (derivatives) (see note 22). At 31 December 2004, financial assets are presented net of derivatives, as required prior to the adoption of IAS 32 and IAS 39.

NOTES TO FINANCIAL INFORMATION – (continued)

20 Financial Assets (continued)

The exposure of the Group's financial assets (excluding intra-group loan balances) to interest rate and currency risk is as follows:

	Total	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets: Equity investments	Non-interest bearing financial assets: Non-interest bearing financial assets	Fixed rate financial assets: Weighted average effective interest rate %	Fixed rate financial assets: Weighted average year for which the rate is fixed in years
			(€ million (unless otherwise stated))				
As at 31 December 2006[1]							
U.S.$	245	240	–	2	3	–	–
South African rand	64	62	–	–	2	–	–
Sterling	13	12	–	–	1	–	–
Euro	108	99	–	3	6	–	–
Other currencies	24	15	–	2	7	–	–
Total	**454**	**428**	**–**	**7**	**19**	**–**	**–**
Trade and other receivables	1,268						
Derivatives	11						
Total financial assets	**1,733**						
As at 31 December 2005[1]							
U.S.$	317	297	–	–	20	–	–
South African rand	334	290	–	–	44	–	–
Sterling	19	18	–	–	1	–	–
Euro	26	12	–	7	7	–	–
Other currencies	37	28	–	3	6	–	–
Total	**733**	**645**	**–**	**10**	**78**	**–**	**–**
Trade and other receivables	1,215						
Derivatives	9						
Total financial assets	**1,957**						
As at 31 December 2004[2]							
U.S.$	188	184	–	–	4	–	–
South African rand	261	234	–	2	25	–	–
Sterling	1	1	–	–	–	–	–
Euro	79	62	10	7	–	2.1	0.5
Other currencies	22	14	2	6	–	5.6	0.5
Total	**551**	**495**	**12**	**15**	**29**	**2.7**	**0.5**
Trade and other receivables	1,176						
Total financial assets	**1,727**						

Notes:

(1) 2006 and 2005 assets exclude derivatives and include the fair value of risks that are hedged in a fair value hedge relationship. This is in accordance with IAS 32 and IAS 39, which were adopted prospectively from 1 January 2005.

(2) 2004 assets are presented including the effect of all respective hedges as permitted prior to the adoption of IAS 32 and IAS 39. The fair value of derivatives including hedges of borrowings is presented in note 22.

Floating rate financial assets consist mainly of cash and bank term deposits. Interest on floating rate assets is based on the relevant national inter-bank rates. Fixed rate financial assets consist mainly of cash. Equity investments are fully liquid and have no maturity year.

NOTES TO FINANCIAL INFORMATION – (continued)

21 Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

	2006		2005		2004	
	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount
			(€ million)			
Trade and other payables	935	935	988	988	1,027	1,027
Other financial liabilities (derivatives)	2	2	11	11	13	–
Current borrowings	1,238	1,238	1,583	1,583	1,382	1,382
Non-current borrowings	656	656	710	710	644	644
	2,831	2,831	3,292	3,292	3,066	3,053

The fair value of current and other non-current borrowings is determined by reference to quoted market prices for similar items, where applicable, otherwise the carrying value approximates to the fair value.

Following the adoption of IAS 32 and IAS 39 prospectively from 1 January 2005, the Group's 2005 and 2006 borrowings are presented on an unhedged basis. The fair value of associated derivatives is recorded separately within other financial assets (derivatives) and other financial liabilities (derivatives) (see note 22). 2004 comparatives, however, are presented net of hedges as permitted by IFRS prior to the adoption of IAS 32 and IAS 39.

A more detailed analysis of the impact from adoption of IAS 32 and IAS 39 is presented in note 37.

The maturity of the Group's borrowings is as follows:

	2006		
	Due within one year	Due after one year	Total
		(€ million)	
Secured			
Bank loans and overdrafts	17	176	193
Obligations under finance leases(1)	2	11	13
	19	187	206
Unsecured			
Bank loans and overdrafts	265	429	694
Other loans	12	40	52
Loans from related parties	942	–	942
	1,219	469	1,688
Total	**1,238**	**656**	**1,894**

	2005			2004		
	Due within one year	Due after one year	Total	Due within one year	Due after one year	Total
			(€ million)			
Secured						
Bank loans and overdrafts	73	223	296	12	78	90
Obligations under finance leases(1)	9	46	55	4	9	13
Other loans	2	9	11	3	71	74
	84	278	362	19	158	177
Unsecured						
Bank loans and overdrafts	284	422	706	272	486	758
Other loans	5	10	15	–	–	–
Loans from related parties	1,210	–	1,210	1,091	–	1,091
	1,499	432	1,931	1,363	486	1,849
Total	**1,583**	**710**	**2,293**	**1,382**	**644**	**2,026**

NOTES TO FINANCIAL INFORMATION – (continued)

21 Financial Liabilities (continued)

Note:

(1) *The maturity of obligations under finance leases is:*

	2006	2005	2004
		(€ million)	
Not later than one year	2	9	4
Later than one year but not more than five years	5	32	14
More than five years	8	26	–
	15	67	18
Future finance charges	(2)	(12)	(5)
Present value of finance asset liabilities	13	55	13

The maturity of the Group's borrowing is as follows:

	Within one year or on demand	Between one and two years	Between two and five years	After five years	Total
			(€ million)		
At 31 December 2006					
Secured					
Bank loans and overdrafts	17	19	59	98	193
Obligations under finance leases	2	2	3	6	13
	19	21	62	104	206
Unsecured					
Bank loans and overdrafts	265	101	172	156	694
Other loans	12	14	16	10	52
Loans from related parties	942	–	–	–	942
	1,219	115	188	166	1,688
Total borrowings (excluding hedges)	**1,238**	**136**	**250**	**270**	**1,894**
At 31 December 2005					
Secured					
Bank loans and overdrafts	73	10	69	144	296
Obligations under finance leases	9	8	20	18	55
Other loans	2	3	6	–	11
	84	21	95	162	362
Unsecured					
Bank loans and overdrafts	284	63	301	58	706
Other loans	5	5	2	3	15
Loans from related parties	1,210	–	–	–	1,210
	1,499	68	303	61	1,931
Total borrowings (excluding hedges)	**1,583**	**89**	**398**	**223**	**2,293**
At 31 December 2004					
Secured					
Bank loans and overdrafts	12	37	21	20	90
Obligations under finance leases	4	6	3	–	13
Other loans	3	1	8	62	74
	19	44	32	82	177
Unsecured					
Bank loans and overdrafts	272	80	331	75	758
Obligations under finance leases	–	–	–	–	–
Loans from related parties	1,091	–	–	–	1,091
	1,363	80	331	75	1,849
Total borrowings (net of hedges)	**1,382**	**124**	**363**	**157**	**2,026**

NOTES TO FINANCIAL INFORMATION – (continued)

21 Financial Liabilities (continued)

	Total	Floating rate borrowings	Fixed rate borrowings	Non-interest bearing borrowings	Fixed rate borrowing: Weighted average effective interest rate	Fixed rate borrowing: Weighted average year for which the rate is fixed in years	Non-interest bearing financial liabilities: Weighted average year until maturity in years
	(€ million (unless otherwise stated))				(%)		
As at 31 December 2006[1]							
Euro	959	646	267	46	3.0	3.3	0.5
South African rand	325	270	55	–	10.9	7.5	–
Sterling	141	141	–	–	–	–	–
U.S.$	70	69	1	–	6.4	0.3	–
Other currencies	399	382	17	–	6.7	1.7	–
Gross borrowings (excluding hedges)	1,894	1,508	340	46	4.4	3.9	0.5
Trade and other payables	935						
Derivatives	2						
Total financial liabilities	**2,831**						
As at 31 December 2005[1]							
Euro	993	787	158	48	3.1	3.2	0.6
South African rand	930	889	41	–	11.2	3.6	–
Sterling	118	118	–	–	–	–	–
U.S.$	49	48	1	–	4.5	0.8	–
Other currencies	203	185	15	3	6.4	1.3	0.5
Gross borrowings (excluding hedges)	2,293	2,027	215	51	4.9	3.1	0.6
Trade and other payables	988						
Derivatives	11						
Total financial liabilities	**3,292**						
At 31 December 2004[2]							
Euro	1,030	862	168	–	3.4	1.9	–
South African rand	632	632	–	–	–	–	–
Sterling	69	69	–	–	–	–	–
U.S.$	194	49	1	144	8.2	2.0	0.5
Other currencies	101	95	6	–	5.3	2.1	–
Total borrowings (net of hedges)	2,026	1,707	175	144	3.5	2.3	0.5
Trade and other payables	1,027						
Total financial liabilities	**3,053**						

Notes:

(1) 2006 and 2005 borrowings exclude derivatives and include the fair value of risks that are hedged in a fair value hedge relationship. This is in accordance with IAS 32 and IAS 39, which were adopted prospectively from 1 January 2005.
(2) 2004 borrowings are presented including the effect of all respective hedges as permitted prior to the adoption of IAS 32 and IAS 39. The fair value of all derivatives, including hedges of borrowings, is presented in note 22.

Interest on floating rates is based on the relevant national inter-bank rates.

NOTES TO FINANCIAL INFORMATION – (continued)

21 Financial Liabilities (continued)

The Group had the following committed undrawn borrowing facilities at the dates indicated:

	2006	2005	2004
		(€ million)	
Expiry date			
In one year or less	175	212	57
In more than one year but not more than two years	–	21	21
In more than two years	–	–	44
	175	233	122

22 Other Financial Assets/Liabilities (Derivatives)

In accordance with IAS 32 and IAS 39, which were adopted prospectively from 1 January 2005, the fair value of all derivatives is separately recorded on the balance sheet within other financial assets (derivatives) and other financial liabilities (derivatives). Derivatives that are designed as hedges are classified as current or non-current depending on the maturity of the derivative. Derivatives that are not designated as hedges are classified as current in accordance with IAS 1 even when their actual maturity is expected to be greater than one year. The actual cash flow maturity of derivatives is provided as additional information below.

On a limited basis, the Group utilises derivative instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and pulp commodity prices. The Group does not use derivative financial instruments for speculative purposes, however, it may choose not to designate certain derivatives as hedges. Such derivatives that are not hedge accounted are classified as non-hedges and fair valued immediately through the income statement. The Group has developed comprehensive risk management processes to facilitate the control and monitoring of these risks. The Anglo American Board has approved and monitors the risk controlling and reporting structures.

The use of derivative instruments can give rise to credit and market risk. The Group controls credit risk by entering into derivative contracts only with counterparties who have short-term ratings of A1/P1 and long-term ratings of A or better by external rating agencies or who have received specific internal corporate credit approval. The use of derivative instruments is subject to limits and the positions are regularly monitored and reported to senior management. Market risk is the possibility that future changes in foreign currency exchange rates, interest rates and commodity prices may make a derivative instrument more or less valuable. Since the Group utilises derivative instruments for risk management, market risk relating to derivative instruments will principally be offset by changes in the valuation of the underlying assets, liabilities or transactions being hedged.

Credit risk

The Group's principal financial assets are bank balances and cash, trade and other receivables and investments. The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows.

The credit risk on liquid and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

Foreign exchange risk

The Group uses forward exchange contracts, currency swaps and option contracts on a limited basis to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities. The Group also uses these instruments to hedge future transactions and cash flows.

NOTES TO FINANCIAL INFORMATION – (continued)

22 Other Financial Assets/Liabilities (Derivatives) (continued)

Interest rate risk

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. On a limited basis, the Group uses interest rate swap and option contracts to manage its exposure to interest rate movements on a portion of its existing debt and short-term investments.

Commodity price risk

On a limited basis, the Group uses pulp derivatives to hedge the price risk of pulp commodities that it produces.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of their host contracts and the host contracts are not carried at fair value. Embedded derivatives may be designated as a hedge and are accounted for in accordance with the Group's accounting policy set out in note 1.

Cash flow hedges

The Group classifies the majority of its forward exchange and commodity price contracts as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognised in equity until the hedge transactions occur, at which time the respective gains or losses are transferred to the income statement in accordance with the Group's accounting policy set out in note 1.

Non-hedges

The Group may choose not to designate certain derivatives as hedges, for example certain forward contracts that economically hedge forecast commodity transactions and relatively low value or short-term derivative contracts where the potential mark to market exposure on the Group's earnings is not considered material. Where derivatives have not been designated as hedges, fair value changes are recognised in the income statement in accordance with the Group's accounting policy set out in note 1 and are classified as financing or operating depending on the nature of the associated hedged risk.

In 2004, the fair value of derivatives used to hedge either the foreign exchange, commodity price or interest rate risks of future transactions was held off balance sheet and was recognised only in the year to which the gains and losses of the underlying transactions related. The fair value of derivatives used to hedge the fair value risk of items already recognised on balance sheet was offset against the carrying value of the underlying hedged item.

NOTES TO FINANCIAL INFORMATION – (continued)

22 Other Financial Assets/Liabilities (Derivatives) (continued)

The fair value of the Group's open derivative position at 31 December 2006 and at 31 December 2005 recorded within other financial assets (derivatives) and other financial liabilities (derivatives) is as follows:

	As at 31 December 2006		As at 31 December 2005	
	Asset	Liability	Asset	Liability
	(€ million)			
Current				
Cash flow hedge				
Forward foreign currency contracts	8	–	5	(4)
Non-hedge[1]				
Forward foreign currency contracts	2	(1)	1	(1)
Other	1	(1)	1	(6)
Total current derivatives	**11**	**(2)**	**7**	**(11)**
Non-current				
Fair value hedge				
Interest rate swap	–	–	2	–
Total non-current derivatives	**–**	**–**	**2**	**–**

Note:

[1] At 31 December 2006, €1 million of derivative assets and €1 million of derivative liabilities not designated as hedges and that are classified as current in accordance with IAS 1 are due to mature after more than one year (31 December 2005: €1 million of derivative assets and €5 million of derivative liabilities).

These marked to market valuations are in no way predictive of the future value of the hedged position, nor of the future impact on the revenue of the Group. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

The fair value of the Group's derivative position at 31 December 2004 was analysed as follows:

	As at 31 December 2004		
	Estimated fair value asset	Estimated fair value liability	Carrying value
		(€ million)	
Foreign exchange risk	10	(11)	(9)
Interest rate risk	3	(8)	(6)
	13	(19)	(15)

Note:

[1] In 2004, the carrying value of derivatives is offset against the carrying value of the hedged item and is not shown separately.

NOTES TO FINANCIAL INFORMATION – (continued)

23 Provisions for Liabilities and Charges

	Restoration and environmental	Decommissioning	Other	Total
		(€ million)		
At 1 January 2006	6	5	37	48
Charged to profit and loss	1	–	10	11
Acquired with subsidiaries through business combinations[1]	–	1	1	2
Disposal of businesses	–	–	(1)	(1)
Reclassifications	–	4	(9)	(5)
Unused amounts reversed to profit and loss account	–	–	(1)	(1)
Amounts applied	–	(1)	(4)	(5)
Currency movements	–	–	(1)	(1)
At 31 December 2006	**7**	**9**	**32**	**48**
At 1 January 2005	6	5	43	54
Charged to profit and loss	(1)	–	3	2
Reclassifications	–	–	(2)	(2)
Unused amounts reversed to profit and loss account	–	–	(2)	(2)
Amounts applied	–	–	(4)	(4)
Currency movements	1	–	(1)	–
At 31 December 2005	**6**	**5**	**37**	**48**
At 1 January 2004	–	–	39	39
Acquired with subsidiaries through business combinations[1]	6	5	10	21
Charged to profit and loss	–	–	4	4
Amounts applied	–	–	(9)	(9)
Currency movements	–	–	(1)	(1)
At 31 December 2004	**6**	**5**	**43**	**54**

Note:

[1] *See note 28.*

Maturity analysis of total provisions:

	2006	2005	2004
		(€ million)	
Current	8	10	1
Non-current	40	38	53
At 31 December	**48**	**48**	**54**

The restoration and environmental provision represents the best estimate of the expenditure required to settle the obligation to rehabilitate environmental disturbances caused by production operations. A provision is recognised for the present value of such costs. These costs are expected to be incurred over a period in excess of 20 years.

The decommissioning provision represents the present value of costs relating to the decommissioning of plant or other site preparation work. It is anticipated that these costs will be incurred over a period in excess of 20 years.

Other provisions mainly consist of provisions for restructuring and reorganisation costs and for other obligations existing at 31 December 2006. Of these, €8 million are due to be incurred within the next 12 months and the residual will be incurred over a 10 year period.

24 Deferred Tax

Deferred tax assets

	2006	2005	2004
		(€ million)	
At 1 January	41	25	11
Charged to the income statement	(3)	(2)	(1)
(Charged)/credited directly to equity	(1)	3	2
Acquired through business combinations[1]	2	–	5
Disposal of businesses	–	–	(2)
Reclassifications	–	17	–
Other	–	–	9
Currency movements	(4)	(2)	1
At 31 December	**35**	**41**	**25**

Deferred tax liabilities

	2006	2005	2004
		(€ million)	
At 1 January	(354)	(311)	(257)
Adoption of IAS 32 and IAS 39 (see note 37)	–	1	–
At 1 January (restated)	(354)	(310)	(257)
Credited/(charged) to the income statement	21	(18)	(9)
Charged/(credited) to equity	(20)	7	(1)
Acquired through business combinations[1]	(1)	–	(33)
Disposal of businesses	–	2	4
Transferred to disposal groups	3	–	–
Reclassifications	–	(17)	–
Other	–	(7)	(3)
Currency movements	26	(11)	(12)
At 31 December	**(325)**	**(354)**	**(311)**

Note:

[1] *See note 28.*

The amount of deferred taxation provided in the accounts is as follows:

	2006	2005	2004
		(€ million)	
Deferred tax assets			
Tax losses	15	4	4
Other temporary differences	20	37	21
	35	41	25
Deferred tax liabilities			
Capital allowances in excess of depreciation	285	245	196
Fair value adjustments	47	–	20
Tax losses	(35)	(23)	(9)
Other temporary differences	28	132	104
	325	354	311

NOTES TO FINANCIAL INFORMATION – (continued)

24 Deferred Tax (continued)

The amount of deferred taxation credited/(charged) to the income statement is as follows:

	2006	2005	2004
		(€ million)	
Capital allowances in excess of depreciation	(18)	(25)	–
Fair value adjustments	(9)	(3)	8
Tax losses	36	12	(1)
Other temporary differences	9	(4)	(17)
	18	(20)	(10)

The current expectation regarding the maturity of deferred tax balances is:

	2006	2005	2004
		(€ million)	
Deferred tax assets			
Recoverable within 12 months	3	6	–
Recoverable after 12 months	32	35	25
	35	41	25
Deferred tax liabilities			
Payable within 12 months	–	27	11
Payable after 12 months	325	327	300
	325	354	311

The Group has the following balances in respect of which no deferred tax asset has been recognised:

	2006	2005	2004
		(€ million)	
Tax losses – revenue[1]	639	428	560
Tax losses – capital	34	43	4
Other temporary differences	–	13	–
	673	484	564

Note:

[1] *Tax losses for which no deferred tax asset is recognised are mainly incurred in Luxembourg where the tax rate is lower than the UK.*

At 31 December 2006, included in unrecognised tax losses are losses of €3 million that will expire within one year, €15 million that will expire between one and five years, and €11 million that will expire after five years. A further €644 million of losses have no expiry date.

At 31 December 2005, included in unrecognised tax losses are losses of €7 million that will expire within one year, €31 million that will expire between one and five years, and €45 million that will expire after five years. A further €401 million of losses have no expiry date.

At 31 December 2004, included in unrecognised tax losses are losses of €2 million that will expire within one year, €18 million that will expire between one and five years, and €11 million that will expire after five years. A further €533 million of losses have no expiry date.

Balances in subsidiary entities are shown on a 100 per cent basis, regardless of ownership percentage. Balances for joint ventures are shown in proportion to the Group's ownership percentage. Balances in associates are not included.

No liability has been recognised in respect of temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. At 31 December 2006, the aggregate amount of undistributed earnings of overseas subsidiaries for which deferred tax liabilities have not been recognised was €1,355 million (31 December 2005: €1,371 million; 31 December 2004: €1,361 million).

25 Retirement Benefits

The Group operates post-retirement defined contribution and defined benefit plans for the majority of its employees. It also operates post-retirement medical arrangements in southern Africa. The policy for accounting for pensions and post-retirement benefits is included in note 1.

The assets of the defined contribution plans are held separately in independently administered funds. The charge in respect of these plans is calculated on the basis of the contribution payable by the Group in the financial year.

The post-retirement medical arrangements provide health benefits to retired employees and certain dependants. Eligibility for cover is dependent upon certain criteria. The majority of these plans are unfunded.

The majority of the post-retirement defined benefit plans are funded. The assets of these plans are held separately from those of the Group in independently administered funds, in accordance with statutory requirements or local practice throughout the world. The unfunded pension plans are principally in Europe and Russia.

The Group's defined benefit pension and post-retirement healthcare arrangements are summarised as follows:

	2006			2005			2004		
	Southern Africa	Europe	Total	Southern Africa	Europe	Total	Southern Africa	Europe	Total
					(€ million)				
Assets									
Defined benefit plans in surplus	33	2	35	–	1	1	–	2	2
Post-retirement medical plans	–	–	–	–	–	–	–	–	–
Total	**33**	**2**	**35**	**–**	**1**	**1**	**–**	**2**	**2**
Liabilities									
Defined benefit plans in deficit	–	143	143	–	188	188	–	154	154
Post-retirement medical plans	77	–	77	98	–	98	91	–	91
Total	**77**	**143**	**220**	**98**	**188**	**286**	**91**	**154**	**245**

	2006	2005	2004
		(€ million)	
Defined benefit pension plans			
Present value of liabilities	(408)	(585)	(474)
Fair value of plan assets	313	401	328
Deficit	(95)	(184)	(146)
Surplus restriction	(13)	(3)	(6)
Actuarial gain on plan assets	23	49	3
Actuarial (gain)/loss on plan liabilities	(32)	83	7
Post-retirement medical plans			
Present value of liabilities	(77)	(98)	(91)
Deficit	(77)	(98)	(91)
Actuarial (gain)/loss on plan liabilities	(5)	3	–

Defined contribution plans

The defined contribution pension cost represents the actual contributions payable by the Group to the various plans. At 31 December 2006, 31 December 2005 and 31 December 2004 there were no material outstanding/prepaid contributions and so no prepayment or accrual has been disclosed in the balance sheet in relation to these plans.

NOTES TO FINANCIAL INFORMATION – (continued)

25 Retirement Benefits (continued)

Defined benefit pension plans

Independent qualified actuaries carry out full valuations every three years using the projected unit method. The actuaries have updated the valuations to 31 December 2005 and 31 December 2004.

At 31 December 2006 the estimated market value of the assets of the funded pension plans was €313 million (31 December 2005: €401 million, 31 December 2004: €328 million). The market value of assets was used to determine the funding level of the plans. The market value of the assets of the funded plans was sufficient to cover 111 per cent (31 December 2005: 89 per cent, 31 December 2004: 90 per cent) of the benefits that had accrued to members after allowing for expected increases in future earnings and pensions. Companies within the Group are paying contributions as required in accordance with local actuarial advice.

As the majority of the defined benefit pension plans are closed to new members, it is expected that contributions will increase as the members age. The benefit obligations in respect of the unfunded plans at 31 December 2006 were €126 million (31 December 2005: €133 million, 31 December 2004: €110 million).

Actuarial assumptions

The principal assumptions used to determine the actuarial present value of benefit obligations and pension costs under IAS 19 are detailed below (shown as weighted averages):

	2006		2005		2004	
	Southern Africa	Europe	Southern Africa	Europe	Southern Africa	Europe
				(%)		
Defined benefit pension plan						
Average discount rate for plan liabilities	7.80	4.5 – 5.0	7.75	4.0 – 4.75	8.0	5.5 – 5.6
Average rate of inflation	4.70	1.5 – 9.0	4.25	1.5 – 11.0	4.0	1.5 – 10.0
Average rate of increase in salaries	5.70	1.8 – 6.0	5.25	2.0 – 5.0	5.0	2.0 – 5.5
Average rate of increase of pensions in payment	4.70	1.5 – 5.0	4.25	1.5 – 5.0	4.0	1.5 – 5.0
Average long-term rate of return on plan assets	8.08	4.0 – 6.4	7.68	3.5 – 6.59	8.0	3.8 – 6.7
Post-retirement medical plan						
Average discount rate for plan liabilities	7.80	N/A	7.75	N/A	8.0	N/A
Expected average increase of healthcare costs	5.70	N/A	5.25	N/A	5.0	N/A

The assumption for the average discount rate for plan liabilities is based on AA corporate bonds at a suitable duration and currency.

25 Retirement Benefits (continued)

The market value of the pension assets in these plans and long-term expected rate of return as at 31 December 2006, 31 December 2005 and 31 December 2004 are detailed below:

	Southern Africa		Europe		Total
At 31 December 2006	Rate of return	Fair value	Rate of return	Fair value	Fair value
	(%)	(€ million)	(%)	(€ million)	(€ million)
Equity	10.52	73	7.11	79	152
Bonds	6.51	11	4.74	19	30
Other	6.44	98	5.02	33	131
Fair value of plan assets		182		131	313
Present value of unfunded obligations		–		(126)	(126)
Present value of funded obligations		(140)		(142)	(282)
Present value of pension plan liabilities		(140)		(268)	(408)
Surplus/(Deficit) in the pension plans		42		(137)	(95)
Surplus restriction related to pension plans		(9)		(4)	(13)
Recognised pension plan asset/(liability)		33		(141)	(108)
Amounts in the balance sheet					
Pension assets		33		2	35
Pension liabilities		–		(143)	(143)

	Southern Africa		Europe		Total
At 31 December 2005	Rate of return	Fair value	Rate of return	Fair value	Fair value
	(%)	(€ million)	(%)	(€ million)	(€ million)
Equity	10.09	81	7.4	103	184
Bonds	6.06	12	4.81	77	89
Other	5.94	100	4.31	28	128
Fair value of plan assets		193		208	401
Present value of unfunded obligations		–		(133)	(133)
Present value of funded obligations		(193)		(259)	(452)
Present value of pension plan liabilities		(193)		(392)	(585)
Deficit in the pension plans		–		(184)	(184)
Surplus restriction related to pension plans		–		(3)	(3)
Recognised pension plan liability		–		(187)	(187)
Amounts in the balance sheet					
Pension assets		–		1	1
Pension liabilities		–		(188)	(188)

	Southern Africa		Europe		Total
At 31 December 2004	Rate of return	Fair value	Rate of return	Fair value	Fair value
	(%)	(€ million)	(%)	(€ million)	(€ million)
Equity	9.5	58	7.4	84	142
Bonds	6.9	18	5.4	53	71
Other	7.3	77	4.5	38	115
Fair value of plan assets		153		175	328
Present value of unfunded obligations		–		(110)	(110)
Present value of funded obligations		(153)		(211)	(364)
Present value of pension plan liabilities		(153)		(321)	(474)
Surplus/(deficit) in the pension plans		–		(146)	(146)
Surplus restriction related to pension plans		–		(6)	(6)
Recognised pension plan liability		–		(152)	(152)
Amounts in the balance sheet					
Pension asset		–		2	2
Pension liabilities		–		(154)	(154)

NOTES TO FINANCIAL INFORMATION – (continued)

25 Retirement Benefits (continued)

An amendment to the Mondi Pension Fund was approved by the Financial Services Board on 30 June 2006. In terms of the amendment, all future surpluses arising post 1 January 2004 will accrue to the Employer surplus account. Accordingly, this benefit amounting to €41.7 million, was recognised as an asset on the Group's balance sheet for the first time in 2006. The surplus arising however is restricted to the present value of future employer contributions.

For the year ending 31 December 2006, the actual return on plan assets in respect of defined benefit pension schemes was €41 million (for the year ended 31 December 2005: €72 million, 31 December 2004: €28 million).

Post-retirement medical plans

Qualified independent actuaries carry out full valuations every three years using the projected unit method. The actuaries have updated the valuations to 31 December 2006, 31 December 2005 and 31 December 2004.

Income statement

The amounts recognised in the income statement are as follows:

	2006		
	Pension plans	Post-retirement medical plans	Total plans
		(€ million)	
Analysis of the amount charged/(credited) to operating profit			
Current service costs	10	1	11
Other amounts credited to profit and loss (curtailments and settlements)	(1)	–	(1)
Total within operating costs	9	1	10
Analysis of the amount charged to net finance costs on plan liabilities			
Expected return on plan assets[1]	(18)	–	(18)
Interest costs on plan liabilities[2]	24	6	30
Net charge to other net finance costs	6	6	12
Total charge to income statement	15	7	22

	2005			2004		
	Pension plans	Post-retirement medical plans	Total plans	Pension plans	Post-retirement medical plans	Total plans
			(€ million)			
Analysis of the amount charged/(credited) to operating profit						
Current service costs	9	1	10	9	1	10
Other amounts credited to profit and loss (curtailments and settlements)	(4)	(2)	(6)	(2)	–	(2)
Total within operating costs	5	(1)	4	7	1	8
Analysis of the amount charged to net finance costs on plan liabilities						
Expected return on plan assets[1]	(23)	–	(23)	(25)	–	(25)
Interest costs on plan liabilities[2]	30	6	36	28	7	35
Net charge to other net finance costs	7	6	13	3	7	10
Total charge to income statement	12	5	17	10	8	18

Notes:

[1] *Included in investment income.*
[2] *Included in interest expense.*

NOTES TO FINANCIAL INFORMATION – (continued)

25 Retirement Benefits (continued)

Movement analysis

The changes in the fair value of plan assets are as follows:

	Pension Plans		
	2006	2005	2004
		(€ million)	
As at 1 January	401	328	295
Expected return on plan assets	18	23	25
Actuarial gains	23	49	3
Business combinations and disposals of subsidiaries	2	–	–
Contribution paid by employer	49	18	9
Contribution paid by other members	1	2	3
Benefit paid	(24)	(26)	(19)
Reclassifications[1]	(124)	–	–
Currency movements	(33)	7	12
As at 31 December	**313**	**401**	**328**

Note:

[1] *Reclassifications represent the transfer between retirement pension plans assets and liabilities.*

There were no plan assets in respect of post retirement medical plans.

The changes in the present value of defined benefit obligations are as follows:

	2006		
	Pension plans	Post-retirement medical plans	Total plans
		(€ million)	
As at 1 January	585	98	683
Current service cost	10	1	11
Business combinations and disposals of subsidiaries	5	–	5
Past service costs and effects of settlements and curtailments	(1)	–	(1)
Interest cost	24	6	30
Actuarial gains	(32)	(5)	(37)
Contributions paid by other members	1	–	1
Benefit paid	(24)	(4)	(28)
Reclassifications[1]	(124)	(1)	(125)
Currency movements	(36)	(18)	(54)
As at 31 December	**408**	**77**	**485**

Note:

[1] *Reclassifications represent the transfer between retirement pension plans assets and liabilities.*

NOTES TO FINANCIAL INFORMATION – (continued)

25 Retirement Benefits (continued)

	2005			2004		
	Pension plans	Post-retirement medical plans	Total plans	Pension plans	Post-retirement medical plans	Total plans
			(€ million)			
As at 1 January	474	91	565	433	80	513
Current service cost	9	1	10	9	1	10
Business combinations and disposals of subsidiaries	–	–	–	3	–	3
Past service costs and effects of settlements and curtailments	(4)	(2)	(6)	(2)	–	(2)
Interest cost	30	6	36	28	7	35
Actuarial losses	83	3	86	7	–	7
Contributions paid by other members	2	–	2	3	(4)	(1)
Benefit paid	(26)	(4)	(30)	(19)	–	(19)
Currency movements	17	3	20	12	7	19
As at 31 December	**585**	**98**	**683**	**474**	**91**	**565**

Assured healthcare trend rates have a significant effect on the amounts recognised in profit or loss. A 1 per cent change in assumed healthcare cost trend rates would have the following effects:

	1% increase	1% decrease
	(€ million)	
Effect on the sum of service cost and interest cost	1	(1)
Effect on defined benefit obligation	9	(8)

In accordance with the transitional provision set out in the amendment to IAS 19, disclosures are presented prospectively from the 2004 reporting period.

26 Reconciliation of Movement in Anglo American Investment in the Mondi Group

	2006	2005	2004
		(€ million)	
At 1 January	1,542	1,375	866
Parent company contributions	289	144[2]	254
Dividend *in specie*[1]	68	23	–
Anglo American shares issued for acquisitions	–	–	255
At 31 December	**1,899**	**1,542**	**1,375**

Note:

(1) Dividend in specie represents interest accrued to Anglo American in respect of a loan considered to be equity funding in nature for the purposes of this Prospectus (see note 31).

(2) Related party US dollar borrowings on the acquisition of the 30 per cent Frantschach minority were capitalised to invested capital through a Group restructuring.

NOTES TO FINANCIAL INFORMATION – (continued)

27 Share-based Payments

In both 2004 and 2005, the Group participated in the share-based payment arrangements of Anglo American. All the schemes are equity settled, either by award of options to acquire ordinary shares (ESOS) or award of ordinary shares (BSP, LTIP, SIP and Deferred Bonus matching schemes).

The total share-based payment charge for the year to date was made up as follows:

	2006	2005	2004
		(€ million)	
Executive Share Option Scheme ("ESOS")	3	5	4
Bonus Share Plan ("BSP")	2	1	1
Long-Term Incentive Plan ("LTIP")	1	2	1
Total share-based payment expense	**6**	**8**	**6**

The fair values of options granted under the ESOS schemes, being the more material option schemes, were calculated using a Black Scholes model. No awards were made under the ESOS scheme in 2005 and 2006 as the scheme was replaced by BSP. The assumptions used in these calculations for 2004 are set out in the tables below:

Arrangement	2004 ESOS[2]
Date of grant	01/03/04 –10/08/04
Number of instruments	1,823,439
Exercise price (£)	11.52 – 13.43
Share price at the date of grant (£)	11.52 – 13.43
Contractual life	10
Vesting conditions[3]	3
Expected volatility (%)	30
Expected option life	5
Risk free interest rate (%)	4.66 – 4.89
Expected departures (%pa)	5
Expected outcome of meeting performance criteria (at date of grant)	100%
Fair value per option granted (weighted average (£))	3.32

The fair value of ordinary shares awarded under BSP and LTIP – ROCE, being the more material share schemes, was calculated using a Black Scholes model. The fair value of shares awarded under the LTIP – TSR scheme was calculated using a Monte Carlo model. The assumptions used in these calculations for the current and prior years are set out in the tables below.[1]

	2006			2005		
Arrangement	BSP[2]	LTIP – ROCE[2]	LTIP – TSR[2]	BSP[2]	LTIP – ROCE[2]	LTIP – TSR[2]
Date of grant	06/03/06	29/03/06	29/03/06	08/03/05	02/04/05	02/04/05
Number of instruments	225,700	25,064	25,064	263,171	118,881	118,881
Exercise price (£)	–	–	–	–	–	–
Share price at the date of grant (£)	21.59	20.72	20.72	13.12	12.68	12.68
Contractual life	3	3	3	3	3	3
Vesting conditions[3]	[4]	[5]	[6]	[4]	[5]	[6]
Expected volatility	30%	30%	30%	25%	25%	25%
Expected option life	3	3	3	3	3	3
Risk free interest rate (%)	4.3	4.4	4.4	4.84	4.70	4.70
Expected departures	5%pa	5%pa	5%pa	5%pa	5%pa	5%pa
Expected outcome of meeting performance criteria (at date of grant)	44 – 100	65%	N/A	44 –100%	65%	N/A
Fair value per option granted (weighted average (£))	20.04	19.46	13.10	12.21	11.59	3.51

NOTES TO FINANCIAL INFORMATION – (continued)

27 Share-based Payments (continued)

	2004		
Arrangement	**BSP[2]**	**LTIP – ROCE[2]**	**LTIP – TSR[2]**
Date of grant	28/05/04	25/03/04 – 26/04/04	25/03/04 – 26/04/04
Number of instruments	55,115	111,595	111,595
Exercise price (£)	–	–	–
Share price at the date of grant (£)	11.44	12.62 – 12.34	12.62 – 12.34
Contractual life	3	3	3
Vesting conditions[3]	(4)	(5)	(6)
Expected volatility	30%	30%	30%
Expected option life	3	3	3
Risk free interest rate (%)	5.14	4.55 – 4.87	4.55 – 4.87
Expected departures	5%pa	5%pa	5%pa
Expected outcome of meeting performance criteria (at date of grant)	44 – 100%	65%	N/A
Fair value per option granted (weighted average (£))	11.00	11.35	5.68

Notes:

(1) A progressive dividend growth policy is assumed in all fair value calculations.

(2) The number of instruments used in the fair value models differs from the total number of instruments awarded in the year due to awards made subsequent to the fair value calculations taking place. The fair value calculated per the assumptions above has been applied to the total number of awards. The difference in income statement charge is not considered significant.

(3) Number of years' continuous employment.

(4) Three years' continuous employment with enhancement shares having variable vesting based on non-market based performance conditions.

(5) Variable vesting depended on three years' continuous employment and Group ROCE target being achieved.

(6) Variable vesting dependent on three years' continuous employment and market based performance conditions being achieved.

The expected volatility is based on historic volatility over the last five years. The expected life is the average expected year to exercise. For 2006 and 2005, the risk free rate of return is the yield on zero-coupon UK government bonds with a term equal to expected life of the option (2004: government bond yields of a term similar to the expected life of the option).

The charges arising in respect of the other employee share schemes that the Group participated in during the year are not considered material.

A reconciliation of option movements for the more significant share-based payment arrangements over the years to 31 December 2006, 31 December 2005 and 31 December 2004 are shown below. All options outstanding at 31 December 2005 with an exercise date on or prior to 31 December 2005 are deemed exercisable. Options were exercised regularly during the year and the weighted average share price for the year ended 31 December 2006 was £22.36 (the year ended 31 December 2005 £14.36; 31 December 2004: £12.25).

NOTES TO FINANCIAL INFORMATION – (continued)

27 Share-based Payments (continued)

Executive Share Option Scheme

Options to acquire ordinary shares of U.S. $0.50 were outstanding under the terms of this scheme as follows:

At 31 December 2006

Year of grant	Date exercisable	Option price per share (£)	Options outstanding at 1 January 2006	Options exercised in year	Options forfeited in year	Options expired in year	Options outstanding at 31 December 2006
1999	24 June 2002 to 23 June 2009	6.975	321,500	(164,800)	–	–	156,700
2000	23 March 2003 to 22 March 2010	7.655	374,084	(173,500)	–	–	200,584
2000	26 June 2003 to 25 June 2010	7.6625	23,000	(18,000)	–	–	5,000
2000	12 September 2003 to 11 September 2010	10.1875	4,000	–	–	–	4,000
2001	2 April 2004 to 1 April 2011	10.025	599,388	(260,266)	–	–	339,122
2001	13 September 2004 to 12 September 2011	8.00	4,000	(4,000)	–	–	–
2002	18 March 2005 to 17 March 2012	11.50	777,182	(332,038)	–	(9,379)	435,765
2003	5 March 2006 to 4 March 2013	9.28	2,489,761	(1,392,847)	–	(20,881)	1,076,033
2003	13 August 2006 to 12 August 2013	11.405	76,087	(40,587)	–	–	35,500
2004	1 March 2007 to 28 February 2014	13.43	1,736,489	(125,366)	(37,250)	–	1,573,873
2004	10 August 2007 to 9 August 2014	11.52	42,359	(4,000)	(5,500)	–	32,859
			6,447,850	(2,515,404)	(42,750)	(30,260)	3,859,436

At 31 December 2005

Year of grant	Date exercisable	Option price per share (£)	Options outstanding at 1 January 2005	Options exercised in year	Options forfeited in year	Options outstanding at 31 December 2005
1999	24 June 2002 to 23 June 2009	6.975	468,100	(146,600)	–	321,500
2000	23 March 2003 to 22 March 2010	7.655	576,568	(202,484)	–	374,084
2000	26 June 2003 to 25 June 2010	7.6625	23,000	–	–	23,000
2000	12 September 2003 to 11 September 2010	10.1875	4,000	–	–	4,000
2001	2 April 2004 to 1 April 2011	10.025	1,147,600	(548,212)	–	599,388
2001	13 September 2004 to 12 September 2011	8.00	4,000	–	–	4,000
2002	18 March 2005 to 17 March 2012	11.50	1,354,661	(575,777)	(1,702)	777,182
2002	13 September 2005 to 12 September 2012	8.05	2,800	(2,800)	–	–
2003	5 March 2006 to 4 March 2013	9.28	2,582,261	(92,500)	–	2,489,761
2003	13 August 2006 to 12 August 2013	11.405	81,435	(5,348)	–	76,087
2004	1 March 2007 to 28 February 2014	13.43	1,763,080	(26,591)	–	1,736,489
2004	10 August 2007 to 9 August 2014	11.52	42,359	–	–	42,359
			8,049,864	(1,600,312)	(1,702)	6,447,850

NOTES TO FINANCIAL INFORMATION – (continued)

27 Share-based Payments (continued)

At 31 December 2004

Year of grant	Date exercisable	Option price per share (£)	Options outstanding at 1 January 2004	Options granted in year	Options exercised in year	Options forfeited in year	Options outstanding at 31 December 2004
1999	24 June 2002 to 23 June 2009	6.975	602,300	–	(134,200)	–	468,100
2000	23 March 2003 to 22 March 2010	7.655	757,200	–	(180,632)	–	576,568
2000	26 June 2003 to 25 June 2010	7.6625	43,000	–	(20,000)	–	23,000
2000	12 September 2003 to 11 September 2010	10.1875	4,000	–	–	–	4,000
2001	2 April 2004 to 1 April 2011	10.025	1,201,400	–	(40,808)	(12,992)	1,147,600
2001	13 September 2004 to 12 September 2011	8.00	4,000	–	–	–	4,000
2002	18 March 2005 to 17 March 2012	11.5	1,394,147	–	(12,486)	(27,000)	1,354,661
2002	13 September 2005 to 12 September 2012	8.05	2,800	–	–	–	2,800
2003	5 March 2006 to 4 March 2013	9.28	2,628,761	–	(5,000)	(41,500)	2,582,261
2003	13 August 2006 to 12 August 2013	11.405	81,435	–	–	–	81,435
2004	1 March 2007 to 28 February 2014	13.43	–	1,781,080	–	(18,000)	1,763,080
2004	10 August 2007 to 9 August 2014	11.52	–	42,359	–	–	42,359
			6,719,043	1,823,439	(393,126)	(99,492)	8,049,864

Bonus Share Plan ("BSP")

Options to acquire ordinary shares of U.S. $0.50 were outstanding under the terms of this scheme as follows:

At 31 December 2006

Grant Date	1 January 2006	Shares conditionally awarded in year	Shares vested in year	Shares expired in year	31 December 2006
28 May 2004	31,494	–	–	–	31,494
28 May 2004	23,621	–	–	–	23,621
10 March 2005	133,960	–	(3,931)	(2,837)	127,192
10 March 2005	15,543	–	(3,724)	(430)	11,389
10 March 2005	11,653	–	–	(322)	11,331
10 March 2005	101,098	–	–	(2,127)	98,971
6 March 2006	–	87,095	–	(225)	86,870
6 March 2006	–	41,916	(1,775)	(1,104)	39,037
6 March 2006	–	31,401	–	(828)	30,573
6 March 2006	–	65,288	–	(168)	65,120
	317,369	225,700	(9,430)	(8,041)	525,598

At 31 December 2005

Grant Date	1 January 2005	Shares conditionally awarded in year	Shares vested in year	31 December 2005
28 May 2004	31,494	–	–	31,494
28 May 2004	23,621	–	–	23,621
10 March 2005	–	134,877	(917)	133,960
10 March 2005	–	15,543	–	15,543
10 March 2005	–	11,653	–	11,653
10 March 2005	–	101,098	–	101,098
	55,115	263,171	(917)	317,369

27 Share-based Payments (continued)

At 31 December 2004

Grant Date	1 January 2004	Shares conditionally awarded in year	31 December 2004
28 May 2004	–	31,494	31,494
28 May 2004	–	23,621	23,621
	–	55,115	55,115

Long Term Incentive Plan ("LTIP")

Until 31 December 2003 LTIP awards comprised options; subsequently the awards were made in the form of shares.

LTIP share scheme

As at 31 December 2006

Grant Date	1 January 2006	Shares conditionally awarded in year	Shares expired in year	31 December 2006
29 March 2006	–	50,128	–	50,128
5 April 2005	247,076	–	(8,100)	238,976
26 April 2004	19,536	–	–	19,536
25 March 2004	199,654	–	–	199,654
	466,266	50,128	(8,100)	508,294

As at 31 December 2005

Grant Date	1 January 2005	Shares conditionally awarded in year	31 December 2005
5 April 2005	–	247,076	247,076
26 April 2004	19,536	–	19,536
25 March 2004	199,654	–	199,654
	219,190	247,076	466,266

As at 31 December 2004

Grant Date	1 January 2004	Shares conditionally awarded in year	Share expired in year	31 December 2004
26 April 2004	–	19,536	–	19,536
25 March 2004	–	203,654	(4,000)	199,654
	–	223,190	(4,000)	219,190

LTIP option scheme

As at 31 December 2006

Year of grant	Date exercisable	Option price per share £	Options outstanding at 1 January 2006	Options exercised in year	Options forfeited in year	Options outstanding at 31 December 2006
2003	10 May 2006 to 9 May 2007	1	199,549	(99,874)	(65,260)	34,415

NOTES TO FINANCIAL INFORMATION – (continued)

27 Share-based Payments (continued)

As at 31 December 2005

Year of grant	Date exercisable	Option price per share £	Options outstanding at 1 January 2006	Options exercised in year	Options forfeited in year	Options outstanding at 31 December 2006
2002	25 May 2005 to 24 May 2006	1	81,933	(77,713)	(4,220)	–
2003	10 May 2006 to 9 May 2007	1	199,549	–	–	199,549
			281,482	(77,713)	(4,220)	199,549

As at 31 December 2004

Year of grant	Date exercisable	Option price per share £	Options outstanding at 1 January 2004	Options exercised in year	Options forfeited in year	Options outstanding at 31 December 2004
2001	15 April 2004 to 14 April 2005	1	96,461	(90,393)	(6,068)	–
2002	25 May 2005 to 24 May 2006	1	88,833	–	(6,900)	81,933
2003	10 May 2006 to 9 May 2007	1	217,343	–	(17,794)	199,549
			402,637	(90,393)	(30,762)	281,482

28 Business Combinations

Principal acquisitions made during the year to 31 December 2006, accounted for under the acquisition method were:

Name of company acquired	Date of acquisition	Percentage acquired
Akrosil	January 2006	100%
Stambolijski	June 2006	100%
Schleipen & Erkens Aktiengesellschaft (S&E)	October 2006	100%

NOTES TO FINANCIAL INFORMATION – (continued)

28 Business Combinations (continued)

To 31 December 2006

	Total (€ million)
Net assets acquired:	
Intangible assets	1
Property, plant and equipment	70
Deferred tax assets	2
Inventories	27
Trade and other receivables	40
Cash at bank and in hand	8
Short-term borrowings	(42)
Other current liabilities	(25)
Long-term borrowings	(8)
Deferred tax liabilities	(1)
Provisions for liabilities and charges	(2)
Retirement benefit obligations	(3)
Equity minority interest	13
Net assets acquired	80
Revaluation relating to piecemeal acquisition	3
Goodwill arising on acquisition	25
Total cost of acquisition	**108**
Satisfied by:	
Net cash acquired (net of overdraft)	5
Net cash paid	**113**

To 31 December 2005

In 2005, the Group made no material acquisitions. There were no significant adjustments made to the fair values estimated relating to prior year acquisitions.

To 31 December 2004

Principal acquisitions made during the year to 31 December 2004, accounted for under the acquisition method were:

Name of company acquired	Date of acquisition	Percentage acquired
Frantschach AG	April 2004	30%
Roman Bauernfeind Holding AG	February 2004	100%
Copamex's bag business (now called Mondimex)	February 2004	100%

NOTES TO FINANCIAL INFORMATION – (continued)

28 Business Combinations (continued)

Aggregate fair values of 2004 acquisitions, reconciled to the net cash paid, is set out below:

	Frantschach AG	Bauernfeind	Other acquisitions	Total
		(€ million)		
Net assets acquired:				
Intangible assets	–	1	–	1
Property, plant and equipment	–	275	28	303
Fixed asset investments	–	25	–	25
Deferred tax assets	–	5	–	5
Inventories	–	29	10	39
Trade and other receivables	–	195	9	204
Cash at bank and in hand	–	2	14	16
Short-term borrowings	–	(80)	7	(73)
Other current liabilities	–	(219)	(9)	(228)
Long-term borrowings	–	(179)	(3)	(182)
Deferred tax liabilities	–	(33)	–	(33)
Provision for liabilities and charges	–	(20)	(1)	(21)
Equity minority interest	202	(3)	6	205
Net tangible assets acquired	202	(2)	61	261
Goodwill arising on acquisition	118	97	20	235
Total cost of acquisition	**320**	**95**	**81**	**496**
Satisfied by:				
Net cash acquired	–	(2)	(14)	(16)
Shares issued by Anglo American group companies	(160)	(95)	–	(255)
Deferred consideration	–	3	–	3
Net cash paid	**160**	**1**	**67**	**228**

Frantschach AG

On 5 April 2004, the Group announced the conclusion of an agreement to acquire the remaining 30 per cent minority interest in Frantschach AG ("Frantschach") for a total consideration of €320 million, comprising approximately 8.2 million Anglo American shares, valued at €160 million, and a cash consideration of €160 million. Frantschach became 100 per cent owned by the Mondi Group as a result of this transaction.

The acquisition of Frantschach as a subsidiary has been accounted for in accordance with the Companies Act. A fair value table of Frantschach's assets and liabilities for this transaction is set out below.

Profit after tax and minority interest of Frantschach for the period from 1 January 2004 to its acquisition on 5 April 2004 was €19.1 million. Frantschach's profit after tax and minority interest for the period since acquisition to 31 December 2004 was €86.8 million. Frantschach's profit after tax and minority interest for the year ended 31 December 2003 was €110.2 million.

NOTES TO FINANCIAL INFORMATION – (continued)

28 Business Combinations (continued)

The assets and liabilities as at 5 April 2004 and the total consideration paid are set out in the following table:

	Book value	Fair value
	(€ million)	
Net assets acquired:		
Equity minority interests	202	202
Net tangible assets acquired	202	202
Goodwill arising on acquisition	118	118
Total cost of acquisition	**320**	**320**
Satisfied by:		
Value of shares issued	(160)	(160)
Net cash paid	**160**	**160**

Roman Bauernfeind Holding AG

On 12 February 2004, following the announcement made on 10 December 2003, Anglo American allotted 5,309,286 ordinary shares of U.S. $0.50 each in consideration for the acquisition of the corrugated paper and packaging business of Roman Bauernfeind Holding AG ("Bauernfeind"). As a result of this transaction, the Mondi Group owned 100 per cent of the Bauernfeind packaging business.

The loss after tax and minority interest of Bauernfeind for the period from 1 January 2004 to its acquisition on 12 February 2004 was €0.7 million. The loss after tax and minority interest for the period since acquisition to 31 December 2004 was €7.5 million. The loss after tax and minority interest for the year ended 31 December 2003 was €20.5 million.

	Book value	Revaluation	Accounting policy alignment	Fair value
		(€ million)		
Net assets acquired:				
Intangible assets	1	–	–	1
Property, plant and equipment	180	17	78	275
Fixed asset investments	25	–	–	25
Deferred tax assets	5	–	–	5
Inventories	29	–	–	29
Trade and other receivables	198	(3)	–	195
Cash at bank and in hand	2	–	–	2
Short-term borrowings	(80)	–	–	(80)
Other current liabilities	(222)	3	–	(219)
Long-term borrowings	(97)	(4)	(78)	(179)
Deferred tax liabilities	–	(33)	–	(33)
Provisions for liabilities and charges	(21)	1	–	(20)
Equity minority interests	(3)	–	–	(3)
Net tangible assets acquired	17	(19)	–	(2)
Goodwill arising on acquisition	78	19	–	97
Total cost of acquisition	**95**	**–**	**–**	**95**
Satisfied by:				
Net cash acquired	(2)	–	–	(2)
Value of shares issued	(95)	–	–	(95)
Deferred consideration	3	–	–	3
Net cash paid	**1**	**–**	**–**	**1**

NOTES TO FINANCIAL INFORMATION – (continued)

28 Business Combinations (continued)

The fair value adjustments in the above table represent the following:

- revaluations of land and buildings and plant and equipment to fair value; and
- accounting policy adjustments for the reclassification of operating leases to finance leases.

29 Disposal of Subsidiaries and Businesses

	2006	2005	2004
		(€ million)	
Net assets disposed:			
Intangible assets	–	15	–
Property, plant and equipment	8	11	17
Forestry assets	–	1	12
Inventories	3	5	3
Trade and other receivables	5	17	18
Assets classified as held for sale[1]	47	–	–
Cash and cash equivalents	–	1	–
Short-term borrowings	(1)	(3)	–
Trade and other payables	(3)	(12)	(10)
Retirement benefit obligations	(1)	–	–
Deferred tax liabilities	–	(2)	(2)
Provision for liabilities and charges	(1)	–	–
Liabilities classified as held for sale[1]	(12)	–	–
Minority interests	(6)	(3)	–
Total net assets disposed	39	30	38
(Loss)/profit on disposal	(5)	(14)	25
Disposal proceeds	**34**	**16**	**63**
Net cash disposed	–	(1)	–
Net cash inflow from disposal of subsidiaries during the year	**34**	**15**	**63**

Note:

(1) Disposal of assets and liabilities previously classified as held for sale (see note 30) at 31 December 2005 relating to UK sheet plants, NECF and Goiehoop. The carrying value includes all movements since the date of reclassification up to the date of disposal.

The cash flows of the disposed subsidiaries did not have a material effect on the cash flow statement.

NOTES TO FINANCIAL INFORMATION – (continued)

30 Disposal Groups and Non-current Assets held for Sale

The following assets and liabilities relating to disposal groups were reclassified as held for sale in the year ended 31 December 2006.

	Total (€ million)
Property, plant and equipment[1]	28
Forestry assets	12
Financial asset investment	3
Investment in associates	36
Total non-current assets	79
Inventories	6
Trade and other receivables	18
Cash and cash equivalents	3
Total current assets	27
Total assets	106
Short-term borrowings	–
Trade and other payables	(32)
Total current liabilities	(32)
Deferred tax liabilities	(3)
Medium and long-term borrowings	(4)
Total non-current liabilities	(7)
Total liabilities	(39)
Net assets	67

Note:

[1] Property, plant and equipment were impaired by €4 million subsequent to their transfer to the disposal group.

The following assets and liabilities relating to disposal groups were reclassified as held for sale during the year to 31 December 2005.

	Total (€ million)
Property, plant and equipment	42
Forestry assets	14
Total non-current assets	56
Inventories	1
Trade and other receivables	12
Cash and cash equivalents	1
Total current assets	14
Total assets	70
Short-term borrowings	(2)
Trade and other payables	(7)
Total current liabilities	(9)
Medium and long-term borrowings	(15)
Total non-current liabilities	(15)
Total liabilities	(24)
Net assets	46

31 Reconciliation of Movement in Reserves

	Attributable to shareholders of the parent company					
	Retained earnings	Share-based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves[1]	Minority interests	Total
			(€ million)			
Balance at 1 January 2004	**1,080**	**3**	**–**	**(29)**	**485**	**1,539**
Total recognised income and expense	227	–	–	(3)	52	276
Share-based payments	–	6	–	–	–	6
Costs paid by Anglo American	5	–	–	–	–	5
Dividends paid to Anglo American group companies	(87)	–	–	–	–	(87)
Dividends paid to minority interests	–	–	–	–	(35)	(35)
Purchase of Minority	–	–	–	–	(205)	(205)
Currency translation adjustment	–	–	52	–	21	73
Balance at 31 December 2004	**1,225**	**9**	**52**	**(32)**	**318**	**1,572**
Adoption of IAS 32 and IAS 39 (see note 37)	(3)	–	–	4	–	1
Balance at 1 January 2005	**1,222**	**9**	**52**	**(28)**	**318**	**1,573**
Total recognised income and expense	(23)	–	–	(27)	32	(18)
Share-based payments	–	8	–	–	–	8
Costs paid by Anglo American	12	–	–	–	–	12
Dividends paid to Anglo American group companies	(45)	–	–	–	–	(45)
Dividends paid to minority interests	–	–	–	–	(28)	(28)
Dividend *in specie* paid to Anglo American[2]	(23)	–	–	–	–	(23)
Disposal of businesses	–	–	–	–	(3)	(3)
Purchase of minority	–	–	–	–	(3)	(3)
Currency translation adjustment	–	–	82	–	10	92
Balance at 31 December 2005	**1,143**	**17**	**134**	**(55)**	**326**	**1,565**
Total recognised income and expense	78	–	–	50	51	179
Options converted during the year	–	(1)	–	–	–	(1)
Costs paid by Anglo American	12	–	–	–	–	12
Share-based payments	–	6	–	–	–	6
Exercise of share options	10	(10)	–	–	–	–
Dividends paid to Anglo American group companies	(75)	–	–	–	–	(75)
Dividends paid to minority interests	–	–	–	–	(38)	(38)
Dividend *in specie* paid to Anglo American[2]	(68)	–	–	–	–	(68)
Acquisition of businesses	–	–	–	(3)	–	(3)
Disposal of businesses	–	–	–	–	(6)	(6)
Purchase of minority	–	–	–	–	(13)	(13)
Reclassifications	–	–	–	–	(3)	(3)
Currency translation adjustment	–	–	(151)	–	14	(137)
Balance at 31 December 2006	**1,100**	**12**	**(17)**	**(8)**	**331**	**1,418**

Notes:

(1) *Fair value and other reserves are further analysed below.*

(2) *Dividend in specie represents interest accrued to Anglo American in respect of a loan considered to be equity funding in nature for the purposes of this Prospectus (see note 26).*

31 Reconciliation of Movement in Reserves (continued)

Fair value and other reserves comprise:

	Available for sale reserve	Cash flow hedge reserve	Other reserves	Total fair value and other reserves
		(€ million)		
Balance at 1 January 2004	–	–	(29)	(29)
Total recognised income and expense	–	–	(3)	(3)
Balance at 31 December 2004	–	–	(32)	(32)
Adoption of IAS 32 and IAS 39 (see note 38)	3	1	–	4
Balance at 1 January 2005	3	1	(32)	(28)
Total recognised income and expense	(2)	1	(26)	(27)
Balance at 31 December 2005	1	2	(58)	(55)
Total recognised income and expense	–	5	45	50
Acquisition of business	–	–	(3)	(3)
Balance at 31 December 2006	1	7	(16)	(8)

32 Consolidated Cash Flow Analysis

(a) Reconciliation of profit before tax to cash inflows from operations

	2006	2005	2004
		(€ million)	
Profit before tax	**223**	**98**	**387**
Depreciation and amortisation	349	332	320
Share option expense	6	8	6
Non-cash effect of special items of subsidiaries and joint ventures	82	167	(18)
Net finance costs	77	100	81
Net income from associates	(5)	(5)	9
Decrease in provisions and post employment benefits	(39)	(11)	(4)
Increase in inventories	(14)	(40)	(13)
(Increase)/decrease in operating receivables	(48)	(49)	50
Decrease in operating payables	(20)	(58)	(111)
Fair value gains on forestry assets	(37)	(36)	(5)
Cost of felling	58	63	72
Loss/(profit) on disposal of fixed assets	8	(12)	–
Fair value gains on disposal of fixed asset investments	(6)	–	–
Other adjustments	23	(13)	1
Cash inflows from operations	**657**	**544**	**775**

(b) Cash and cash equivalents

	2006	2005	2004
		(€ million)	
Cash and cash equivalents per balance sheet			
Continuing operations	415	667	473
Disposal groups (note 29)	–	1	–
Bank overdrafts			
Continuing operations	(57)	(94)	(118)
Net cash and cash equivalents per cash flow statement	**358**	**574**	**355**

NOTES TO FINANCIAL INFORMATION – (continued)

32 Consolidated Cash Flow Analysis (continued)

(c) Movement in net debt

The Group's net debt position, excluding disposal groups is as follows:

	Cash and cash equivalents[1]	Debt due within one year[2]	Debt due after one year	Current financial asset investments	Loans to related parties	Total net debt
			(€ million)			
Balance at 1 January 2004	398	(1,122)	(519)	20	23	(1,200)
Cash flow	(13)	(79)	70	(10)	–	(32)
Acquisitions excluding cash and cash equivalents	–	(73)	(182)	–	–	(255)
Other non-cash movements	(44)	58	(4)	(10)	–	–
Currency movements	14	(48)	(9)	–	2	(41)
Balance at 31 December 2004	**355**	**(1,264)**	**(644)**	–	**25**	**(1,528)**
IAS 32 and IAS 39 adjustments	–	–	(1)	–	–	(1)
Balance at 1 January 2005	355	(1,264)	(645)	–	25	(1,529)
Cash flow	184	(341)	(62)	–	(12)	(231)
Business combinations/disposal of business	–	3	1	–	–	4
Transfer to disposal groups	(1)	2	15	–	–	16
Reclassifications	–	144[3]	–	–	–	144
Currency movements	36	(34)	(19)	–	1	(16)
Closing balance at 31 December 2005	**574**	**(1,490)**	**(710)**	–	**14**	**(1,612)**
Cash flow	(170)	355	(70)	–	(14)	101
Business combinations/disposal of business	–	(42)	(8)	–	–	(50)
Reclassifications	–	(78)	78	–	–	–
Transfer to disposal groups	(3)	–	4	–	–	1
Currency movements	(43)	74	50	–	–	81
Closing balance at 31 December 2006	**358**	**(1,181)**	**(656)**	–	–	**(1,479)**

Notes:

[1] The Group operates in certain countries (principally South Africa) where the existence of exchange controls may restrict the use of certain cash balances. These restrictions are not expected to have any material effect on the Group's ability to meet its ongoing obligations.

[2] Excludes overdrafts, which are included as cash and cash equivalents. At 31 December 2006, short term borrowings on the balance sheet of €1,238 million (31 December 2005: €1,583 million, 31 December 2004: €1,382 million) include €57 million of overdrafts (31 December 2005: €94 million, 31 December 2004: €118 million).

[3] Related party US dollar borrowings on the acquisition of the 30 per cent Frantschach minority were capitalised to invested capital through a group restructuring.

The Group's net debt position as at 31 December 2005, disclosed above, excludes the following balances that have been reclassified as "held for sale" at period end and are included within "Assets classified as held for sale" and "Liabilities directly associated with assets classified as held for sale":

		Debt due within one year	Debt due after one year		
2006	Cash and cash equivalents	Carrying value	Carrying value	Current financial asset investments	Total net funds
			(€ million)		
Disposal groups	3	–	(4)	–	(1)

32 Consolidated Cash Flow Analysis (continued)

2005	Cash and cash equivalents	Debt due within one year — Carrying value	Debt due after one year — Carrying value	Current financial asset investments	Total net funds
			(€ million)		
Disposal groups	1	(2)	(15)	–	(16)

(d) Reconciliation from cash inflows from operations to EBITDA for the years ended 31 December

	2006	2005	2004
		(€ million)	
Cash inflows from operations	**657**	**544**	**775**
Share option expense	(6)	(8)	(6)
Fair value gains on forestry assets	37	36	5
Cost of felling	(58)	(63)	(72)
Decrease in provisions and post employment benefits	39	11	4
Increase in inventories	14	40	13
Increase/(decrease) in operating receivables	48	49	(50)
Decrease in operating payables	20	58	111
Other adjustments	(25)	51	(1)
EBITDA[1]	**726**	**718**	**779**

Note:

[1] *EBITDA is operating profit before special items plus depreciation and amortisation in subsidiaries and joint ventures.*

(e) EBITDA by business segment

	2006	2005	2004
		(€ million)	
By business segment			
Mondi Packaging			
Corrugated Business	206	206	206
Bag Business	174	155	177
Flexibles Business	32	46	40
Total Mondi Packaging	412	407	423
Mondi Business Paper	237	247	256
Mondi Packaging South Africa	46	42	51
Merchant and Newsprint businesses	48	40	48
Corporate and other businesses	(17)	(18)	1
EBITDA	**726**	**718**	**779**

EBITDA is stated before special items and is reconciled to "Total profit from operations and associates" as follows:

	2006	2005	2004
		(€ million)	
Total profit from operations and associates	**300**	**198**	**468**
Special items (excluding associates)	78	203	–
Net loss/(profit) on disposals (excluding associates)	4	(10)	(18)
Depreciation and amortisation: subsidiaries and joint ventures	349	332	320
Share of associates' net (income)/loss	(5)	(5)	9
EBITDA	**726**	**718**	**779**

32 Consolidated Cash Flow Analysis (continued)

(f) Capital expenditure cash payments[1]

	2006	2005	2004
		(€ million)	
By business segment			
Mondi Packaging			
Corrugated Business	125	85	95
Bag Business	118	83	97
Flexibles Business	24	17	28
Total Mondi Packaging	267	185	220
Mondi Business Paper	156	344	364
Mondi Packaging South Africa	27	11	23
Merchant and Newsprint businesses	9	6	10
Corporate and other businesses	1	5	1
Capital expenditure	**460**	**551**	**618**

Note:

[1] Excludes business combinations.

33 Capital Commitments

	2006	2005	2004
		(€ million)	
Contracted but not provided	37	44	209

34 Contingent Liabilities and Contingent Assets

Contingent liabilities comprise aggregate amounts at 31 December 2006 of €34 million (31 December 2005: €18 million, 31 December 2004: €49 million) in respect of loans and guarantees given to banks and other third parties.

There are a number of legal or potential claims against the Group. Provision is made for all liabilities that are expected to materialise.

There were no significant contingent assets in the Group at 31 December 2006, 31 December 2005 or 31 December 2004.

35 Operating Leases

At 31 December, the Group had the following outstanding commitments under non-cancellable operating leases:

	2006	2005	2004
		(€ million)	
Expiry date			
Within one year	30	19	24
One to two years	27	12	26
Two to five years	61	27	44
After five years	197	159	170
	315	217	264

36 Related Party Transactions

The Group has a related party relationship with its subsidiaries, associates and joint ventures (see note 39) and Anglo American group companies.

The Group and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with joint ventures and associates and others in which the Group has a material interest. These transactions are under terms that are no less favourable than those arranged with third parties. These transactions, in total, are not considered to be significant.

	Anglo American Group	Joint Ventures	Associates
2006			
Sales to related parties	–	10	–
Purchases from related parties	–	(2)	–
Net finance costs	(31)	–	–
Dividends (paid)/received to/from related parties	(75)	–	1
Dividends *in specie*	(68)	–	–
Loans to related parties	–	35	–
Receivables due from related parties	4	3	1
Payables due to related parties	(2)	–	–
Cash held by related parties	286	–	–
Total borrowings from related parties	(942)	–	–
2005			
Sales to related parties	–	9	–
Purchases from related parties	(1)	(1)	–
Net finance costs	(29)	–	–
Dividends (paid)/received to/from related parties	(45)	7	1
Dividends *in specie*	(23)	–	–
Loans to related parties	14	43	–
Receivables due from related parties	2	4	–
Payables due to related parties	(14)	–	–
Cash held by related parties	536	–	–
Total borrowings from related parties	(1,210)	–	–
Financial assets and liabilities (derivatives)	(4)	–	–
2004			
Sales to related parties	–	–	–
Purchases from related parties	–	(1)	–
Net finance (costs)/income	(23)	2	–
Dividends (paid)/received to/from related parties	(87)	5	3
Loans to related parties	25	35	–
Receivables due from related parties	5	2	2
Payables due to related parties	(29)	–	–
Cash held by related parties	368	–	–
Total borrowings from related parties	(1,091)	–	–

Dividends received from associates for the year ended to 31 December 2006 totalled €1 million (year ended 31 December 2005: €1 million, 31 December 2004: €3 million), as disclosed in the combined and consolidated cash flow statement.

Remuneration and benefits received by directors and other key management personnel is disclosed in note 4.

NOTES TO FINANCIAL INFORMATION – (continued)

37 Adoption of IAS 32 and IAS 39

The Group took the exemption not to restate its comparative information for IAS 32 and IAS 39 and adopted the standards prospectively from 1 January 2005.

The consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and IAS 39 prospectively from 1 January 2005 as set out below:

	Note	IFRS 31 December 2004	Effects of adoption of IAS 32 and IAS 39	Pro forma restated IFRS 1 January 2005
		€ million		
Intangible assets		483	–	483
Tangible assets		3,553	(1)	3,552
Forestry assets		245	–	245
Investments in associates		34	–	34
Fixed asset investments	1	78	(78)	–
Financial asset investments	1	–	79	79
Deferred tax assets		25	–	25
Other financial assets (derivatives)	2	–	6	6
Other non-current assets		2	–	2
Total non-current assets		**4,420**	**6**	**4,426**
Inventories		598	–	598
Trade and other receivables	2	1,176	(8)	1,168
Current tax assets		8	–	8
Other current financial assets (derivatives)	2	–	14	14
Cash and cash equivalents		473	–	473
Total current assets		**2,255**	**6**	**2,261**
Total assets		**6,675**	**12**	**6,687**
Short-term borrowings		(1,382)	–	(1,382)
Trade and other payables		(1,027)	1	(1,026)
Current tax liabilities		(47)	–	(47)
Provisions		(1)	–	(1)
Other current financial valuations (derivatives)	2	–	(11)	(11)
Total current liabilities		**(2,457)**	**(10)**	**(2,467)**
Medium and long-term borrowings		(644)	(1)	(645)
Retirement benefit obligations		(245)	–	(245)
Other financial liabilities (derivatives)	2	–	(1)	(1)
Deferred tax liabilities		(311)	1	(310)
Other non-current liabilities		(18)	–	(18)
Provisions		(53)	–	(53)
Total non-current liabilities		**(1,271)**	**(1)**	**(1,272)**
Total liabilities		**(3,728)**	**(11)**	**(3,739)**
Net assets		**2,947**	**1**	**2,948**
Invested capital				
Anglo American investment in the Group		1,375	–	1,375
Other reserves		29	4	33
Cash flow hedge reserve	2	–	3	3
Available for sale reserve	1	–	1	1
Other reserves		29	–	29
Retained earnings		1,225	(3)	1,222
Total invested capital attributed to shareholders of the company		**2,629**	**1**	**2,630**
Minority interests		318	–	318
Total equity		**2,947**	**1**	**2,948**

37 Adoption of IAS 32 and IAS 39 (continued)

The key changes in accounting policy on adoption of IAS 32 and IAS 39 are:

- recognition and fair value of derivatives, including embedded derivatives; and
- fair value of investments that were previously cost accounted.

The following notes explain the material adjustments made at 1 January 2005 to the Group's balance sheet at 31 December 2004 to reflect the adoption of IAS 32 and IAS 39. The detailed accounting policies for the Group's financial instruments are set out in note 1.

Adoption of IAS 32 and IAS 39

(1) On adoption of the two standards, loans and equity investments that were previously classified as fixed asset investments were reclassified as financial asset investments and accounted for as available for sale, fair value through profit and loss, held to maturity or loans and receivables as defined by IAS 39. On transition, equity investments meeting the definition of available for sale were restated to their fair values. The respective €1 million adjustment, being the difference in carrying value between fixed asset investment and the reclassified financial asset investments, was taken to the available for sale reserve, net of deferred tax. No items were classified as fair value through profit or loss or as held to maturity.

(2) All outstanding derivatives are now recognised on the balance sheet at their mark-to-market value and are disclosed within other financial assets (derivatives) or other financial liabilities (derivatives). Derivatives designated as hedges are classified as current or non-current depending on the maturity of the derivative. Derivatives not designated as hedges are classified as current in accordance with IAS 1. Derivative financial instruments that were designated and effective as hedges of future cash flows as at 1 January 2005 were fair valued through the cash flow hedge reserve at that date. Derivatives not designated as cash flow hedges as at 1 January 2005 were fair valued through retained earning.

NOTES TO FINANCIAL INFORMATION – (continued)

38 Group Companies

The principal subsidiaries, joint ventures and associates of the Group at 31 December 2006, 31 December 2005 and 31 December 2004 and the Group percentage of equity capital and joint venture interests are set out below. All these interests are combined and consolidated within these financial statements. The Group has restricted the information to its principal subsidiaries as full compliance with Section 231(b) of the Companies Act would result in a statement of excessive length.

	Country of incorporation	Business	Percentage equity owned[1] 2006	2005	2004
Subsidiary undertaking					
Mondi Business Paper Holding AG (holds the former Neusiedler AG)	Austria	Business Paper	100	100	100
Mondi South Africa Limited	South Africa	Business Paper	100	100	100
Mondi Business Paper SCP (formerly SCP Ružomberok)[2]	Slovakia	Business Paper	51	50	50
Mondi Packaging AG (formerly Frantschach AG)	Austria	Packaging	100	100	100
Mondi Packaging Europe SA	Luxembourg	Packaging	100	100	100
Mondi Packaging Holdings AG (holds the former Roman Bauernfeind Group)	Austria	Packaging	100	100	100
Mondi Packaging Paper Swiecie SA (formerly Frantschach Swiecie SA)	Poland	Packaging	71	71	71
Mondi Packaging South Africa[4]	South Africa	Packaging	55	55	100
Europapier AG	Austria	Paper merchanting	90[3]	90[3]	90[3]
Joint ventures					
Aylesford Newsprint Holdings Limited	UK	Newsprint	50	50	50
Mondi Shanduka Newsprint[5]	South Africa	Newsprint	50	50	50
Associates					
Bischof + Klein GmbH & Co[6]	Germany	Packaging	40	40	40

Notes:

[1] This represents the percentage of equity owned and proportion of voting rights held by the newly listed Group.

[2] Mondi exercises management control and hence considers Mondi Business Paper SCP as a subsidiary and, as of July 2006, it holds 51 per cent of this company.

[3] Consolidated at 100 per cent as Mondi has a contractual arrangement with the minority shareholder for the remaining 10 per cent.

[4] Consolidated at 60 per cent due to the contractual arrangement with employee share ownership trust.

[5] Due to the contractual arrangements with employee share and community ownership trust, shareholdings are proportionately consolidated at 58 per cent.

[6] As at 31 December 2006, Bischof + Klein GmbH & Co was classified as a disposal group.

As at the date of this report these companies will be principal subsidiaries, joint ventures and associates that form part of the Group. These companies operate principally in the country in which they are incorporated. Non-operating intermediate holding companies are excluded from the above table.

39 Events occurring after 31 December 2006

No material events have occurred after 31 December 2006 up to the date of this document.

The Board of Directors
Mondi plc
Building 1, Aviator Park
Station Road
Addlestone
Surrey KT15 2PG

The Board of Directors
Mondi Limited
44 Main Street
Johannesburg 2001
South Africa

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

UBS South Africa (Proprietary) Limited
64 Wierda Road East
Wierda Valley
Johannesburg
South Africa 2196

1 June 2007

Dear Sirs,

Mondi Group (the "Group")

We report on the unaudited pro forma financial information (the "Pro forma financial information") set out in Part IX of the prospectus dated 1 June 2007 (the "Prospectus"), which has been prepared on the basis described therein, for illustrative purposes only, to provide information about how the proposed admission to listing on the Official List of the Financial Services Authority and Admission to trading of the ordinary shares of Mondi plc on the London Stock Exchange's main market for listed securities, and the admission to trading of the ordinary shares of Mondi Limited on the JSE Limited ("JSE"), South Africa and the secondary listing of Mondi plc on the JSE (the "Transaction") might have affected the financial information presented on the basis of the accounting policies adopted by the Group in preparing the combined financial information as at and for the period ended 31 December 2006. This report is required by Annex I item 20.2 of Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") and by paragraph 8.45 of the JSE Listings Requirements and is given for the purpose of complying with those requirements and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Group (together the "Directors") to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Directive Regulation and paragraphs 8.15-8.34 of the JSE Listings Requirements.

It is our responsibility to form an opinion, as required by Annex II item 7 of the Prospectus Directive Regulation and paragraph 8.48(b) of the JSE Listings Requirements, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation and paragraph 8.54 of the JSE Listings Requirements, consenting to its inclusion in the Prospectus.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and the Guide on Pro Forma Financial Information issued by the South African Institute of Chartered Accountants. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Group.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the pro forma information as disclosed pursuant to paragraphs 8.17 and 8.30 of the JSE Listings Requirements.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Directive Regulation.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

Unaudited IFRS Pro Forma Financial Information

Set out below is unaudited IFRS pro forma financial information based on the net assets of the Group as at 31 December 2006. The unaudited IFRS pro forma financial information has been prepared to show the effect of the Demerger and Admission and other consequential items as detailed in notes 2 to 4 below, on the consolidated net assets of the Group as if they had occurred on 31 December 2006. The unaudited IFRS pro forma financial information is prepared for illustrative purposes only and in accordance with Annex II of the Prospectus Directive Regulation and in accordance with paragraphs 8.15-8.34 of JSE Listings Requirements. Due to its nature, the pro forma addresses a hypothetical situation and, therefore, does not represent the Group's actual financial position or results. The unaudited IFRS pro forma financial information has been extracted without material adjustment from the IFRS consolidated balance sheet of the Group as at 31 December 2006, as set out in Part VIII: "Financial Information" of this Prospectus, adjusted as described in notes 2 to 4, below.

No pro forma income statement has been provided as the Directors believe that any adjustment would not be material.

It is the responsibility of the Directors of the Group to prepare the pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Directive Regulation and in accordance with paragraphs 8.15-8.34 of JSE Listings Requirements.

Unaudited pro forma balance sheet

	Mondi as at 31 December 2006	Adjustments			Unaudited Pro forma as at 31 December 2006(1)
	Note 1	Note 2	Note 3	Note 4	
	(€ million other than net asset value per share and tangible net asset value per share)				
Intangible assets	381	–	–	–	381
Property, plant and equipment	3,659	–	–	–	3,659
Forestry assets	221	–	–	–	221
Investments in associates	7	–	–	–	7
Financial asset investments	39	–	–	–	39
Deferred tax assets	35	–	–	–	35
Retirement benefit surplus	35	–	–	–	35
Total non-current assets	**4,377**	**–**	**–**	**–**	**4,377**
Inventories	656	–	–	–	656
Trade and other receivables	1,268	–	–	–	1,268
Current tax assets	34	–	–	–	34
Cash and cash equivalents	415	(265)	–	–	150
Other current financial assets (derivatives)	11	–	–	–	11
Total current assets	**2,384**	**(265)**	**–**	**–**	**2,119**
Assets held for sale	106	–	–	–	106
Total assets	**6,867**	**(265)**	**–**	**–**	**6,602**
Short-term borrowings	(1,238)	942	–	–	(296)
Trade and other payables	(935)	–	–	–	(935)
Current tax liabilities	(71)	–	–	–	(71)
Provisions	(8)	–	–	–	(8)
Other current financial liabilities (derivatives)	(2)	–	–	–	(2)
Total current liabilities	**(2,254)**	**942**	**–**	**–**	**(1,312)**
Medium and long-term borrowings	(656)	(692)	(71)	–	(1,419)
Retirement benefit obligations	(220)	–	–	–	(220)
Deferred tax liabilities	(325)	–	–	–	(325)
Provisions	(40)	–	–	–	(40)
Other non-current liabilities	(16)	–	–	–	(16)
Total non-current liabilities	**(1,257)**	**(692)**	**(71)**	**–**	**(2,020)**
Liabilities directly associated with assets	(39)	–	–	–	(39)
Total liabilities	**(3,550)**	**250**	**(71)**	**–**	**(3,371)**
Net assets	**3,317**	**(15)**	**(71)**	**–**	**3,231**
Invested capital					
Anglo American investment in the Mondi Group(1)	1,899	(15)	–	(1,884)	–
Called up share capital and share premium	–	–	–	665	665
Retained earnings and other reserves	1,087	–	(71)	1,219	2,235
Total invested capital attributable to shareholder of the parent companies	**2,986**	**(15)**	**(71)**	**–**	**2,900**
Minority interests	331	–	–	–	331
Total investment capital	**3,317**	**(15)**	**(71)**	**–**	**3,231**
Net asset value per share(2)(€)	6.41	(0.03)	(0.14)	–	6.24
Tangible net asset value per share(3)(€)	5.67	(0.03)	(0.14)	–	5.51

Notes:

Note 1: Information on the Group has been extracted without adjustment from the IFRS historical information for the Group set out in Part VIII: "Financial Information". The pro forma balance sheet takes no account of any trading activity since 31 December 2006.

Note 2: The historical funding of the Mondi Group by the Anglo American Group has been through equity, long term funding considered to be equity in nature and net debt. The Mondi Group has agreed with the Anglo American Group a net debt balance as at 31 December 2006 of €1,565 million, which includes Anglo American's funding of the demerger costs. Proforma adjustments have been made to the 31 December 2006 balance sheet to reflect this agreed net debt position. Specifically, adjustments are made to short term borrowings from the Anglo American Group (€942 million), the Mondi Group cash and cash equivalent balances (use of €286 million Mondi Group cash balances held by the Anglo American Group to pay down borrowings from the Anglo American Group, offset by €21 million drawdown on external borrowings to maintain a €150 million cash balance) and medium and long-term borrowings (€692 million) to reflect repayment of net debt to Anglo American Group and the draw down of the new external medium term debt facility. The net effect of settling the net debt as at 31 December 2006 is a net reduction of the Anglo American investment in the Mondi Group of €15 million.

Note 3: An adjustment has been made to reflect the capitalisation of €71 million of transaction costs, re-charged by the Anglo American Group, against the distributable reserves of MPLC.

Note 4: Adjustments have been made to reflect the mechanics of the demerger of the Mondi Group from the Anglo American Group. Specifically, these show: the elimination of the Anglo American investment in the Mondi Group (€1,884 million); the issue of shares in the demerged Mondi Group and associated share premium (€665 million); and retained earnings and other reserves arising primarily from a reduction of capital, offset by the creation of a merger reserve and the transfer of the Mondi Limited ordinary shares to the ordinary shareholders of MPLC. Further details are provided at Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation".

(1) This pro forma financial information does not constitute financial statements within the meaning of Section 240 of the Companies Act.

(2) Net asset value per share is net assets divided by the pro forma number of shares in issue.

(3) Tangible net asset value per share is net assets less intangible assets divided by the pro forma number of shares in issue.

PART XI: FURTHER DETAILS OF THE DEMERGER DOCUMENTS, THE DEMERGER DIVIDEND, THE REDUCTION OF CAPITAL AND THE MPLC SHARE CONSOLIDATION

1 The Demerger Documents

Various agreements, including the Demerger Agreement, the Indemnity Agreement and the Tax Agreement, have been entered into between Anglo American and Mondi in connection with the Demerger. The purpose of the Demerger Agreement is to facilitate an orderly and expedient separation of Mondi from Anglo American and, together with the Indemnity Agreement and the Tax Agreement referred to below, to allocate costs incurred as a result of the Demerger and to provide for responsibility for certain liabilities between the parties.

Demerger Agreement

Following the Demerger, Anglo American has agreed to provide certain transitional services pursuant to the Demerger Agreement relating to, *inter alia*, taxation services and certain accounting and company secretarial services to Mondi for a transitional period. Each of the services is to be provided for differing lengths of time; the majority of the services will come to an end by 31 December 2007 with some residual tax services being provided up to 31 March 2008. The services to be provided will be, in terms of performance levels and efficiency, of similar quality to those that were provided to Mondi by Anglo American prior to the Demerger, provided that the level of services will reflect the increasing internal capabilities of Mondi in becoming self-sufficient in all relevant corporate functions during the transitional period. Policy and management direction in all functional areas will be determined by Mondi. The fee payable by Mondi to Anglo American for all of these services will be at arm's length but will, in practical terms, not be material to either Mondi or Anglo American.

The obligations of the parties under the Demerger Agreement (other than certain preliminary obligations) are conditional upon:

(i) approval of the Demerger Resolutions by the Anglo American Shareholders;

(ii) clearances having been given by HMRC for the transactions contemplated by the Demerger Agreement;

(iii) Anglo American having available sufficient distributable reserves to enable it lawfully to pay the Demerger Dividend;

(iv) the Facility being entered into and becoming unconditional in accordance with its terms;

(v) confirmation from the FSA of the admission of the MPLC Ordinary Shares to the Official List (once allotted) and the London Stock Exchange and the JSE agreeing to admit the MPLC Ordinary Shares and MLTD Ordinary Shares to trading on its market for listed securities (once allotted, in the case of the MPLC Ordinary Shares and the MLTD Ordinary Shares to be allotted in connection with the Demerger); and

(vi) the Anglo American Board resolving, following the passing of the Demerger Resolutions at the Anglo American Extraordinary General Meeting, that the Demerger Dividend is in the best interests of Anglo American and should be paid.

In relation to the sufficiency of distributable reserves of Anglo American, it is expected that AMIL, which will be the intermediate holding company of the Group at the time of payment of the Demerger Dividend, will be transferred to Anglo American by way of distribution *in specie* prior to the payment of the Demerger Dividend and, accordingly, the Anglo American Board expects the condition referred to in paragraph (iii) above to be satisfied at the time at which the Demerger Dividend is to be paid.

Indemnity Agreement

Anglo American and Mondi have agreed to indemnify each other, subject to certain limitations, against certain actual and contingent liabilities (excluding tax liabilities) for business risks that are incurred by either the Anglo American Group or the Group subsequent to the Demerger that should properly belong to the other. The business risks to be indemnified under the Indemnity Agreement are broadly reciprocal and include claims by Anglo American employees against Mondi, or by Mondi employees against Anglo American, for employment-related events, such as termination of employment, personal injury or pension claims. The Indemnity Agreement, however, excludes claims by current Anglo American employees who were previously employed by Mondi in respect of the period of their previous employment. The Indemnity Agreement contains a reciprocal indemnity for any claims or liabilities incurred by either the Anglo American Group or the Group in relation to financial support directions made by the Pensions Regulator in the 12 months following the Demerger and contribution notices made by the Pensions Regulator in the six years following the Demerger. In addition, there is a non-reciprocal indemnity under which Anglo American indemnifies Mondi against claims and liabilities incurred by businesses in the Group which were acquired by the Anglo American Group between 1 January 2004 and the announcement in 2005 of Anglo American's strategic review and its intention to establish Mondi as an independent business. Excluded from this provision are (i) liabilities specifically provided for in the accounts of such company, (ii) any liabilities disclosed at the time of acquisition of such company or in certain due diligence reports prepared for the purposes of the Demerger, (iii) any loans or other borrowings incurred by such company, (iv) environmental liabilities and (v) tax liabilities.

Tax Agreement

The Tax Agreement contains provisions relating to, among other things, the allocation of tax liabilities between the Anglo American Group and the Group, the manner in which the groups will prepare and agree tax computations and returns, the basis on which certain claims and elections can be made, the conduct of negotiations and disputes with the tax authorities, the exchange of information relating to their tax affairs and certain other administrative matters.

The two general principles underlying the Tax Agreement are that:

- each company in the Group and Anglo American Group will be responsible for its own tax liabilities, whether arising before, after, or as a result of the Demerger becoming effective; and
- the Group and Anglo American Group will co-operate in relation to any tax matter or issue which gives rise or may give rise to a tax liability in both the Group and the Anglo American Group.

The Indemnity Agreement and the Tax Agreement are conditional upon the Demerger becoming effective.

Pensions

Approximately 20 Mondi employees are members of group personal pension arrangements provided by Anglo American. These employees will be offered membership of arrangements providing broadly similar benefits following the Demerger. The remaining Mondi employees are members of Mondi pension arrangements and will remain unaffected by the Demerger.

2 The Demerger Dividend

The Demerger, if it proceeds, is proposed to be effected by the payment of the Demerger Dividend to Anglo American Shareholders (following the satisfaction of the conditions outlined below), the Reduction of Capital and the MPLC Share Consolidation. The Demerger Dividend will result in Anglo American's shareholding in AMIL being transferred to MPLC on terms that MPLC will allot and issue MPLC Ordinary Shares to Anglo American Shareholders directly on a pro rata basis of one MPLC Ordinary Share for every one Anglo American Ordinary Share held.

AMIL is currently held by a member of the Anglo American Group. At the time of payment of the Demerger Dividend Anglo American will hold the entire issued share capital of AMIL.

Entitlements of Anglo American Shareholders will be calculated by reference to holdings of Existing Anglo American Ordinary Shares. The individual entitlements of Anglo American Shareholders (other than SA Dematerialised Shareholders) to receive the Demerger Dividend will be calculated by reference to their holdings at the Record Time and the individual entitlements of SA Dematerialised Shareholders will be calculated by reference to their holdings at the JSE Record Time. It is proposed that the Demerger Dividend will be paid at or around 12.30 a.m. on Monday, 2 July 2007.

3 The Reduction of Capital

The Reduction of Capital is being undertaken to enable the MLTD Ordinary Shares to be transferred to MPLC Ordinary Shareholders (who will also be Anglo American Shareholders), to pay any South African stamp duty or UST in respect of such transfer and to create distributable reserves for MPLC. The Reduction of Capital will involve the reduction of MPLC's share capital by approximately €2.9 billion (assuming 1,478,511,920 Existing Anglo American Ordinary Shares in issue as at the Record

Time, being the number of Existing Anglo American Ordinary Shares (excluding treasury shares) in issue as at 25 May 2007, the latest practicable date prior to the publication of this document), by decreasing the nominal amount of each MPLC Ordinary Share from €2.00 to €0.05.

As part of the Reduction of Capital, MPLC will transfer to the MPLC Ordinary Shareholders all of the MLTD Ordinary Shares in issue at the date on which the Reduction of Capital becomes effective on a pro rata basis of one MLTD Ordinary Share for every 10 MPLC Ordinary Shares held and pay any South African stamp duty or UST in respect of such transfer. To the extent that individual fractional entitlements to MLTD Ordinary Shares would arise on the Reduction of Capital, they will be dealt with as described under "Fractional Entitlements" in paragraph 7 of this Part X.

The Reduction of Capital will also create distributable reserves in an amount broadly equal to the amount by which the aggregate reduction in capital exceeds the value of MLTD, which is expected to be approximately equal to the value at which MLTD appears in the books of MPLC immediately prior to the Reduction of Capital and any South African stamp duty or UST payable by MPLC on the transfer of MLTD. The distributable reserves so created will facilitate the establishment and operation of the DLC Structure and also enable the future payment of dividends by MPLC to holders of MPLC Ordinary Shares at the discretion of the Directors of MPLC.

The necessary resolution for MPLC to implement the Reduction of Capital has already been approved by a special resolution of the then voting shareholders of MPLC. That approval is conditional upon the confirmatory approval of the Reduction of Capital being sought as a special resolution at the Anglo American Extraordinary General Meeting. The Reduction of Capital will also require the confirmation of the Court and is intended to be presented for final approval on Monday, 2 July 2007. The Reduction of Capital will not become effective until the registration by the Registrar of Companies of an office copy of the order of the Court confirming the Reduction of Capital.

The Demerger Dividend is not conditional upon such confirmation of the Court and, accordingly, if the conditions to the Demerger Dividend are satisfied and the Anglo American Board determines that it is appropriate to do so, the Demerger Dividend will occur and Anglo American Shareholders will receive MPLC Ordinary Shares and MPLC will become the holding company of the Group. The Reduction of Capital, and the transfer to Anglo American Shareholders of MLTD Ordinary Shares, is an integral and necessary part of the Demerger and the Anglo American Board does not intend to proceed with the Demerger Dividend unless it believes that the confirmation of the Court for the Reduction of Capital will be forthcoming. If confirmation is not forthcoming within such period as the Anglo American Board determines is reasonable, and in any event by 8.01 a.m., Friday, 6 July 2007, the MPLC Articles of Association contain provisions (which will cease to apply upon the Court confirming the Reduction of Capital) which would permit Anglo American to acquire from Anglo American Shareholders the MPLC Ordinary Shares acquired by them pursuant to the Demerger Dividend in consideration of the allotment to such Anglo American Shareholders of New Anglo American Ordinary Shares, and thereby unwind the effects of the Demerger Dividend. Further information in respect of these arrangements are set out in paragraph 4 of this Part X.

The Court Hearing to confirm the Reduction of Capital is expected to be held at or around 10.00 a.m. on Monday, 2 July 2007. Anglo American Shareholders will have the right, if they so choose, to attend the Court Hearing to support or oppose the Reduction of Capital and to appear in person or be represented by Counsel.

The Reduction of Capital is expected to become effective on Monday, 2 July 2007. It is proposed that the Demerger and the establishment of the DLC Structure will become effective before 8.00 a.m. on Tuesday, 3 July 2007.

4 Consequences of the Reduction of Capital not becoming effective

If the Reduction of Capital is not approved by the Court, the MPLC Articles of Association provide that Anglo American has the right to require that all of the MPLC Ordinary Shares (which will, in the circumstances described in this paragraph, be the MPLC Ordinary Shares before the MPLC Share Consolidation) are transferred to Anglo American or any member of the Anglo American Group, together with all rights attached to them and free from all pledges, liens, charges and encumbrances, and the directors of MPLC have the right to require Anglo American to acquire all of the MPLC Ordinary Shares, together with all rights attaching to them and free from all pledges, liens, charges and encumbrances. In consideration for Anglo American acquiring the MPLC Ordinary Shares, the MPLC Articles of Association provide that Anglo American will allot to the MPLC Ordinary Shareholders New Anglo American Ordinary Shares. The basis of such allotment is specified in the MPLC Articles of Association which provide that, for every 1000 MPLC Ordinary Shares acquired by Anglo American, Anglo American will allot and issue such number of New Anglo American Ordinary Shares as equals 64 multiplied by an exchange ratio which would reflect any change (after adjustment for the effect of the Anglo American Share Consolidation) in the price of an Anglo American Ordinary Share from the average share price of an Anglo American Ordinary Share over a period of three months ending shortly before the publication of this document by reference to which the terms of the Anglo American Share Consolidation were determined, and the average share price of an Anglo American Ordinary Share over a period of three months ending on the dealing day immediately preceding such allotment (the "Allotment Reference Date"), and so in proportion to any other number of MPLC Ordinary Shares. Any entitlements to fractions of a New Anglo American Ordinary Share would be dealt with on a similar basis as is described under "Fractional Entitlements" in paragraph 7 of this Part X. The MPLC Articles of Association further provide that, in lieu of allotting New Anglo American Ordinary Shares, Anglo American may pay a cash amount (calculated by reference to the price of an Anglo American Ordinary Share on the Official List on the Allotment Reference Date); Anglo American would intend to exercise this right only in limited circumstances, including where any such allotment to an individual holder of MPLC Ordinary Shares would be unlawful by reference to the laws of any applicable jurisdiction or where the number of New Anglo American Ordinary Shares which would otherwise be required to be issued would, when aggregated with any prior issue of Anglo American Ordinary Shares in the 12 months preceding the Allotment Reference Date, represent 10 per cent or more of the number of New Anglo American Ordinary Shares in issue on the Allotment Reference Date, in which latter event the entitlements of each MPLC Ordinary Shareholder to receive New Anglo American Ordinary Shares will be scaled back pro rata and the cash consideration payable in lieu will be paid pro rata.

Instead of exercising the rights, or requiring the exercise of the rights, referred to in the previous paragraph, Anglo American and MPLC (acting through its board of directors) may agree to implement alternative arrangements for the purpose of giving effect to the demerger of Mondi and establishment of the DLC Structure.

Conditional dealings on the London Stock Exchange in MPLC Ordinary Shares will commence at 8.00 a.m. (UK time) on Monday, 2 July 2007 until UK Admission on Tuesday, 3 July 2007 and conditional dealings on the JSE in MPLC Ordinary Shares and MLTD Ordinary Shares will commence at 9.00 a.m. (South African time) on Monday, 2 July 2007 until SA Admission on Tuesday, 3 July. If the Reduction of Capital or Admission does not occur by 8.00 a.m. (9.00 a.m. South African time) on Tuesday, 3 July 2007 all conditional dealings will be suspended. If, at 4.00 p.m. (5.00 p.m. South African time) on Tuesday, 3 July 2007, it cannot be confirmed that the Reduction of Capital and Admission will become effective by 8.01 a.m. (9.01 a.m. South African time) on Wednesday, 4 July 2007, all conditional dealings on Monday, 2 July 2007 will be of no effect. Conditional dealings will be at the sole risk of the persons concerned. If the Reduction of Capital and Admission will not become effective by 8.01 a.m. (9.01 a.m. South African time) on Friday, 6 July 2007, Anglo American will acquire all the MPLC Ordinary Shares and allot (by Monday, 9 July 2007) New Anglo American Ordinary Shares to the MPLC Ordinary Shareholders in accordance with the terms set out in this paragraph 4 above. In such event, Anglo American will make an announcement by no later than 3.00 p.m. (4.00 p.m. South African time) on Thursday, 5 July 2007. Mondi Ordinary Shareholders are advised that if the Court does not approve the Reduction of Capital on Monday, 2 July 2007, it is possible that Mondi Ordinary Shareholders would be unable to trade Mondi Ordinary Shares (or any New Anglo American Ordinary Shares which may be issued by Anglo American to acquire MPLC Ordinary Shares pursuant to the exercise of the options set out above) for up to four days.

5 The MPLC Share Consolidation

The effect of the MPLC Share Consolidation will be, *inter alia*, that Anglo American Shareholders (other than SA Dematerialised Shareholders) whose names appear on the Register at the Record Time and SA Dematerialised Shareholders as at the JSE Record Time will, on the implementation of the MPLC Share Consolidation, exchange:

4 MPLC Ordinary Shares of €0.05 each issued under the Demerger Dividend and reduced by the Reduction of Capital	for 1 MPLC Ordinary Share of €0.20

and in that proportion for any other number of MPLC Ordinary Shares issued under the Demerger Dividend.

The MPLC Share Consolidation will also implement certain changes to nominal amounts of the authorised but unissued share capital of MPLC to reflect the changes in the nominal amount of each issued MPLC Ordinary Share.

The MPLC Share Consolidation is conditional upon, and would occur immediately upon, the Reduction of Capital becoming effective.

Shareholders whose holdings of MPLC Ordinary Shares issued under the Demerger Dividend cannot be consolidated into an exact number of MPLC Ordinary Shares following the MPLC Share Consolidation will be left with fractional entitlements to such consolidated MPLC Ordinary Shares. Entitlements to fractions of these consolidated MPLC Ordinary Shares arising as a result of the MPLC Share Consolidation will be aggregated and sold in the relevant open market as soon as practicable at the best price reasonably obtainable on the basis described under "Fractional Entitlements" in paragraph 7 of this Part X.

The proportion of the issued ordinary share capital of MPLC held by each Shareholder following the MPLC Share Consolidation will, save for fractional entitlements, remain unchanged. Apart from having a different nominal value, each MPLC Ordinary Share of €0.20 will carry the same rights (as set out in the MPLC Articles of Association) that attach to the MPLC Ordinary Shares issued under the Demerger Dividend at the time of the Demerger.

6 The Anglo American Share Consolidation

The effect of the Anglo American Share Consolidation will be that Anglo American Shareholders (other than SA Dematerialised Shareholders) whose names appear on the Anglo American Register at the Record Time and SA Dematerialised Shareholders as at the JSE Record Time will, on the implementation of the Anglo American Share Consolidation, exchange:

100 Existing Anglo American Ordinary Shares	for 91 New Anglo American Ordinary Shares

and in that proportion for any other number of Existing Anglo American Ordinary Shares then held.

The Anglo American Share Consolidation is conditional upon, and would occur following, the Demerger Dividend being paid.

Anglo American Shareholders whose holdings of Existing Anglo American Ordinary Shares cannot be consolidated into an exact number of New Anglo American Ordinary Shares will be left with fractional entitlements to New Anglo American Ordinary Shares. Entitlements to fractions of New Anglo American Ordinary Shares arising as a result of the Anglo American Share Consolidation will be aggregated and sold in the relevant open market as soon as practicable at the best price reasonably obtainable on the basis described under "Fractional Entitlements" in paragraph 7 of this Part X.

The proportion of the issued ordinary share capital of Anglo American held by each Anglo American Shareholder following the Anglo American Share Consolidation will, save for fractional entitlements, remain unchanged. Apart from having a different nominal value, each New Anglo American Ordinary Share will carry the same rights (as set out in Anglo American's articles of association) that attach to the Existing Anglo American Ordinary Shares at the time of the payment of the Demerger Dividend.

In order to facilitate implementation of the Anglo American Share Consolidation, a number of Anglo American Ordinary Shares held as treasury shares will be cancelled prior to the Record Time so as to result in fractional entitlements to New Anglo American Ordinary Shares representing, in aggregate, a whole number of New Anglo American Ordinary Shares.

7 Fractional Entitlements

Fractional entitlements may arise as a result of any, or all, of the Reduction of Capital, the MPLC Share Consolidation and the Anglo American Share Consolidation.

Individual fractional entitlements to MLTD Ordinary Shares (or MLTD Depositary Interests), MPLC Ordinary Shares and/or New Anglo American Ordinary Shares will be aggregated and the resulting MLTD Ordinary Shares, MPLC Ordinary Shares and/or New Anglo American Ordinary Shares sold in the relevant open market, as soon as practicable, at the best price reasonably obtainable and the net proceeds will be paid to each Anglo American Shareholder according to his or her entitlement. In respect of such proceeds, cheques are expected to be despatched to Anglo American Shareholders (at their risk) by Friday, 13 July 2007 or, if appropriate, capital receipts will be credited to individual CREST accounts or CSDP accounts.

8 Conditions to the Proposals

The Proposals are conditional (amongst other things) on the approval of the Demerger Resolutions. It should be noted that, although it is currently Anglo American's intention that the Proposals should be concluded, Anglo American is entitled to decide not to proceed with the Proposals at any time prior to the Demerger Dividend being paid.

Demerger Resolutions

The Proposals need to be approved by the Anglo American Shareholders. The Demerger Resolutions:

(i) change the articles of association of Anglo American to permit the distribution of the Demerger Dividend, and enable the closure of the Anglo American South African Branch Register and suspension of removals of Anglo American Ordinary Shares between overseas registers and the Anglo American Register;

(ii) (a) authorise the Anglo American Board to pay the Demerger Dividend to effect the Demerger, (b) approve the Demerger Agreement, the Indemnity Agreement and the Tax Agreement and (c) authorise the Anglo American Board to do any other acts as may be necessary to effect the Demerger;

(iii) effect the Anglo American Share Consolidation;

(iv) approve the Reduction of Capital; and

(v) approve the MPLC Share Consolidation.

Reduction of Capital

The Reduction of Capital is conditional upon the following:

(i) the passing of the fourth resolution set out in the notice of the Anglo American Extraordinary General Meeting and such resolution becoming unconditional;

(ii) payment of the Demerger Dividend; and

(iii) the confirmation of the Reduction of Capital by the Court.

MPLC Share Consolidation

The MPLC Share Consolidation is conditional upon the following:

(i) the passing of the fifth resolution set out in the notice of the Anglo American Extraordinary General Meeting and such resolution becoming unconditional;

(ii) payment of the Demerger Dividend; and

(iii) the confirmation of the Reduction of Capital by the Court.

9 Effects of the Proposals

For purely illustrative purposes, examples of the effect of the Demerger and Anglo American Share Consolidation in respect of certain holdings of Existing Anglo American Ordinary Shares are set out below:

Existing Anglo American Ordinary Shares held at the Record Time	Number of New Anglo American Ordinary Shares	Number of New MPLC Ordinary Shares	Number of MLTD Ordinary Shares or MLTD Depositary Interest
100	91	25	10
500	455	125	50
1,000	910	250	100

These examples do not show fractional entitlements, the value of which will depend on the market value of the New Anglo American Ordinary Shares, New MPLC Ordinary Shares and MLTD Ordinary Shares (or MLTD Depositary Interests) at the time of sale.

10 Admission and Dealings

Application has been made to the UKLA for up to 369,627,980 MPLC Ordinary Shares of €0.20 each to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange. The "ISIN" number of the MPLC Ordinary Shares will be GB00B1CRLC47.

The JSE has approved the application for a secondary listing of MPLC Ordinary Shares in issue in the "Basic Resources – Forestry and Paper" sector of the JSE List under the abbreviated name MONDIPLC, with effect from 9:00 a.m. (South African time) on Tuesday, 3 July 2007.

The JSE has granted a listing by way of introduction of all of the MLTD Ordinary Shares in issue, in the "Basic Resources – Forestry and Paper" sector of the JSE Lists under the abbreviated name MONDILTD with effect from 9:00 a.m. (South African time) on Tuesday, 3 July 2007. The "ISIN" number of the MLTD Ordinary Shares will be ZAE000097051.

Until the close of business on Friday, 29 June 2007, dealings in Anglo American Ordinary Shares on the London Stock Exchange will include the entitlement to receive the Demerger Dividend.

It is expected that Admission will occur on Tuesday, 3 July 2007 and that dealings will commence in the MPLC Ordinary Shares on the London Stock Exchange at 8.00 a.m. (UK time) and in the MPLC Ordinary Shares and the MLTD Ordinary Shares on the JSE at 9.00 a.m. (South African time) on that date.

The entitlement to receive Mondi Ordinary Shares pursuant to the Demerger is not transferable.

None of MPLC Ordinary Shares, MLTD Ordinary Shares and MLTD Depositary Interests have been marketed to, nor are any available for purchase by, in whole or in part, the public in the United Kingdom, South Africa or elsewhere in connection with Admission to the Official List or the JSE List.

MPLC Ordinary Shares and MLTD Ordinary Shares can be held in certificated or uncertificated form. It is expected that certificates for MPLC Ordinary Shares and MLTD Ordinary Shares will be despatched by Friday, 13 July 2007. The certificates will not be renounceable.

MPLC Ordinary Shares and MLTD Ordinary Shares will only be traded on the JSE as dematerialised shares and accordingly all Shareholders who hold certificated MPLC Ordinary Shares and MLTD Ordinary Shares will have to dematerialise their certificated shares should they wish to trade on the JSE. In order to facilitate trading in MLTD Ordinary Shares, Non-SA Shareholders will be issued with Depositary Interests in MLTD upon the Demerger becoming effective. These MLTD Depositary Interests can be settled by Non-SA Shareholders through CREST, the UK paperless settlement system. Further information in relation to MLTD Depositary Interests is set out in paragraph 11 of this Part X below.

Pending the despatch of certificates for Mondi Ordinary Shares, transfers of Mondi Ordinary Shares in certificated form will be certified against the register of MPLC or MLTD, as applicable. Temporary documents of title have not been, and will not be, issued in respect of Mondi Ordinary Shares.

It is expected that MPLC Ordinary Shares and MLTD Depositary Interests will be credited to CREST accounts on Tuesday, 3 July 2007. It is expected that MPLC and MLTD Ordinary Shares will be credited to CSDP/broker accounts on Monday, 9 July 2007. Non-SA Shareholders will receive their entitlement to MLTD Ordinary Shares in the form of MLTD Depositary Interests, as set out in paragraph 11 of this Part X below.

All documents, certificates, cheques or other communications sent by or to shareholders will be sent at their own risk and may be sent by post.

Existing dividend mandates to bank or building society accounts given in relation to dividends paid by Anglo American (including in relation to the currency of such dividends) and instructions given to Anglo American in relation to notices and other communications will be applied automatically to Mondi Ordinary Shares received by Mondi Ordinary Shareholders pursuant to the Demerger unless a Mondi Ordinary Shareholder gives an alternative notification, save that no dividends will be paid in US dollars in respect of MPLC Ordinary Shares, or in US dollars, sterling or euro in respect of MLTD Ordinary Shares. Any dividends to be paid in respect of MPLC Ordinary Shares will be paid in euro. In addition, MPLC Ordinary Shareholders resident in the United Kingdom will receive dividends in sterling unless they elect to receive dividends in euro. The MLTD Ordinary Shares are, and any dividends to be paid on them will be, denominated in ZAR. Holders of MLTD Depository interests will receive dividends in sterling. Consequently, any Mondi Ordinary Shareholder who has not given an alternative notification will receive all dividends from MPLC in euro or sterling (as applicable) or, from MLTD in ZAR, as the case may be.

Shareholders in South Africa are advised that the Group complies with the requirements of the London Stock Exchange. There are some differences between the requirements of the London Stock Exchange and those of the JSE, and accordingly for a greater appreciation thereof, Shareholders in South Africa are referred to www.londonstockexchange.com. In addition, SA Shareholders should refer to paragraph 3 in Part XI: "South African Exchange Control" for the restrictions on holding shares in non-South African hosted companies.

11 MLTD Depositary Interests

MLTD Ordinary Shares will be traded and settled through the South African paperless settlement system, Strate. As a result, holding and trading the MLTD Ordinary Shares directly through Strate may involve a number of unfamiliar formalities for UK and other non-South African investors. Therefore, MLTD has entered into depositary arrangements to enable Non-SA Shareholders to facilitate settlement of the MLTD Ordinary Shares through the CREST system. CREST is the UK paperless settlement system allowing securities to be transferred from one person's CREST account to another without the need to use share certificates or written instruments of transfer. Pursuant to arrangements put in place by MLTD, the Depositary will hold the MLTD Ordinary Shares on trust for the Non-SA Shareholders and issue dematerialised depositary interests representing the underlying MLTD Ordinary Shares to Non-SA Dematerialised Shareholders' CREST accounts or the Corporate Nominee's CREST account in relation to Non-SA Certificated Shareholders. These MLTD Depositary Interests will represent Non-SA Shareholders' entitlements to MLTD Ordinary Shares and will be capable of being settled through CREST.

The Depositary will issue the MLTD Depositary Interests. The MLTD Depositary Interests will be independent securities constituted under English law which may be held and transferred through the CREST system.

The MLTD Depositary Interests will be created pursuant to and issued on the terms of a deed poll executed by the Depositary in favour of the holders of the MLTD Depositary Interests from time to time (the "Deed Poll"). Prospective holders of MLTD Depositary Interests should note that they will have no rights in respect of the underlying MLTD Ordinary Shares or the MLTD Depositary Interests representing them against CRESTCo or its subsidiaries.

MLTD Ordinary Shares will be transferred to the Depositary's nominated custodian (the "Custodian") and the Depositary will issue MLTD Depositary Interests to participating members and provide the necessary custodial services.

Although MLTD's register will show the Custodian or its CSDP or broker as the legal holder of the MLTD Ordinary Shares, the beneficial interest in the MLTD Ordinary Shares will remain with the MLTD Depositary Interest holder.

Each MLTD Depositary Interest will be treated as one MLTD Ordinary Share for the purposes of determining, for example, eligibility for any dividends. The MLTD Depositary Interests will have the same ISIN number as the underlying MLTD Ordinary Shares and will not require a separate listing on the Official List. The MLTD Depositary Interests can then be settled within the CREST system in the same way as any other CREST securities.

The rights of holders of MLTD Depositary Interests are set out in the Deed Poll, as described below. In particular, holders of MLTD Depositary Interests will receive dividends in respect of the underlying MLTD Ordinary Shares in sterling. The currency conversion from rand to sterling will be performed by the Custodian on the Business Day before the dividend is to be paid at the prevailing rate and may be subject to a fee.

Application will be made for the MLTD Depositary Interests to be admitted to CREST with effect from Admission.

MLTD will arrange for the Corporate Nominee to hold MLTD Depositary Interests in CREST on behalf of all eligible Non-SA Certificated Shareholders. The terms and conditions of these arrangements are contained at page 319 of this document and in a booklet to be sent to all Non-SA Certificated Shareholders together with a letter setting out their entitlement shortly after Admission.

It is the responsibility of any Non-SA Shareholders resident in, or who have registered addresses in, or are citizens of, territories outside the UK who wish to participate in the Corporate Nominee Facility to consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to participate in the Corporate Nominee Facility. If a Non-SA Shareholder is not resident in the UK, the Corporate Nominee may in its sole discretion allow such Non-SA Shareholder to use the Corporate Nominee Facility but may require specific confirmation that participation by such Non-SA Shareholder in the Corporate Nominee Facility is not in breach of any such laws or formalities, and may in its sole discretion refuse the service in respect of such Non-SA Shareholder.

Non-SA Shareholders in certain jurisdictions (including the USA, Canada, Japan and Singapore) will be unable to participate in the Corporate Nominee Facility. Upon the Demerger, the MLTD Ordinary Shares to which any such Non-SA Shareholders are entitled will be registered in their name on the register of members of MLTD. MLTD may, however, in the alternative, if it considers it appropriate arrange for such MLTD Ordinary Shares to be sold on their behalf, in which case the proceeds (net of expenses) would be sent to them by way of cheque to the address appearing on the Register.

If a Non-SA Shareholder does not wish or is unable to hold MLTD Depositary Interests, he may:

(i) elect to sell his MLTD Ordinary Shares through the Dealing Facility as described in paragraph 12: "Dealing Facility" below (subject to eligibility); or

(ii) elect for the MLTD Ordinary Shares to which he is entitled to be transferred to a CSDP in South Africa upon the Demerger becoming effective, as described in the paragraph entitled "Upfront CSDP elections" below.

Upfront CSDP elections

Non-SA Dematerialised Shareholders will receive with this document a CSDP Election Form. This form allows a Non-SA Dematerialised Shareholder to nominate a CSDP in South Africa to whom such Non-SA Dematerialised Shareholder's MLTD Ordinary Shares will be transferred upon the Demerger becoming effective. Such Non-SA Shareholder would then be able to trade and settle his MLTD Ordinary Shares through Strate. Non-SA Dematerialised Shareholders who wish to make such a nomination will need to complete the CSDP Election Form and return it to Lloyds TSB Registrars at The Causeway, Worthing BN99 6DA by 4.30 p.m. (UK time) on Wednesday, 20 June 2007.

Non-SA Certificated Shareholders who wish to nominate a CSDP in South Africa to whom such Non-SA Certificated Shareholder's MLTD Ordinary Shares would be transferred upon the Demerger becoming effective should contact the Registrars via the Shareholder Helplines (details of which are set out on page 4 of the Circular) to request the relevant form.

Deed Poll

Non-SA Shareholders are referred to the Deed Poll available for inspection at the addresses specified in paragraph 12.8 of Part XIV: "Additional Information" of this document. In summary, the Deed Poll contains provisions to the following effect, which are binding on MLTD Depositary Interest holders:

(i) Holders of MLTD Depositary Interests warrant that MLTD Ordinary Shares held by the Depositary or the Custodian (on behalf of the Depositary) are free and clear of all liens, charges, encumbrances or third party interests and that such transfers or issues are not in contravention of MLTD's constitutional documents or any contractual obligation, law or regulation.

(ii) The Depositary and any Custodian must pass on to MLTD Depositary Interest holders and, so far as they are reasonably able, exercise on behalf of MLTD Depositary Interest holders all rights and entitlements received or to which they are entitled in respect of the underlying MLTD Ordinary Shares which are capable of being passed on or exercised. Rights and entitlements to cash distributions, to information, to make choices and elections and to call for, attend and vote at meetings shall, subject to the Deed Poll, be passed on in the form in which they are received together with amendments and additional documentation necessary to effect such passing-on, or, as the case may be, exercised in accordance with the Deed Poll.

(iii) The Depositary will be entitled to cancel MLTD Depositary Interests and withdraw the underlying Shares in certain circumstances including where an MLTD Depositary Interest holder has failed to perform any obligation under the Deed Poll or any other agreement or instrument with respect to the MLTD Depositary Interests.

(iv) The Deed Poll contains provisions excluding and limiting the Depositary's liability. For example, the Depositary shall not be liable to any MLTD Depositary Interest holder or any other person for liabilities in connection with the performance or non-performance of obligations under the Deed Poll or otherwise except as may result from its negligence or wilful default or fraud or that of any person for whom it is vicariously liable, provided that the Depositary shall not be liable for the negligence, wilful default or fraud of any Custodian or agent which is not a member of its group unless it has failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent. Furthermore, except in the case of personal injury or death, the Depositary's liability to a holder of MLTD Depositary Interests will be limited to the lesser of:

    (a) the value of the MLTD Ordinary Shares and other deposited property properly attributable to the MLTD Depositary Interests to which the liability relates; and

    (b) that proportion of £10 million which corresponds to the portion which the amount the Depositary would otherwise be liable to pay to the MLTD Depositary Interest holder bears to the aggregate of the amounts the Depositary would otherwise be liable to pay to all such holders in respect of the same act, omission or event which gave rise to such liability or, if there are no such amounts, £10 million.

(v) The Depositary is entitled to charge holders fees and expenses for the provision of its services under the Deed Poll.

(vi) Each holder of MLTD Depositary Interests is liable to indemnify the Depositary and any Custodian (and their agents, officers and employees) against all liabilities arising from or incurred in connection with, or arising from any act related to, the Deed Poll so far as they relate to the property held for the account of MLTD Depositary Interests held by that holder, other than those resulting from the wilful default, negligence or fraud of the Depositary, or the Custodian or any agent, if such Custodian or agent is a member of the Depositary's group, or, if not being a member of the same group, the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent.

(vii) The Depositary may terminate the Deed Poll by giving not less than 30 days' prior notice. During such notice period holders may cancel their MLTD Depositary Interests and withdraw their deposited property and, if any MLTD Depositary Interests remain outstanding after termination, the Depositary must as soon as reasonably practicable, among other things, deliver the deposited property in respect of the MLTD Depositary Interests to the relevant MLTD Depositary Interest holders or, at its discretion sell all or part of such deposited property. It shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums due to the Depositary, together with any other cash held by it under the Deed Poll, pro rata to holders of MLTD Depositary Interests in respect of their MLTD Depositary Interests.

(viii) The Depositary or the Custodian may require from any holder, or former or prospective holder, information as to the capacity in which MLTD Depositary Interests are owned or held and the identity of any other person with any interest of any kind in such MLTD Depositary Interests or the underlying MLTD Ordinary Shares and holders are bound to provide such information requested. Furthermore, to the extent that MLTD's constitutional documents require disclosure to MLTD of, or limitations in relation to, beneficial or other ownership of, or interests of any kind whatsoever, in the MLTD Ordinary Shares, the holders of MLTD Depositary Interests are to comply with such provisions and with MLTD's instructions with respect thereto.

It should also be noted that holders of MLTD Depositary Interests may not have the opportunity to exercise all of the rights and entitlements available to holders of MLTD Ordinary Shares, including, for example, the ability to vote on a show of hands. In relation to voting, it will be important for holders of MLTD Depositary Interests to give prompt instructions to the Depositary or its nominated Custodian, in accordance with any voting arrangements made available to them, to vote the underlying MLTD Ordinary Shares on their behalf or, to the extent possible, to take advantage of any arrangements enabling holders of MLTD Depositary Interests to vote such MLTD Ordinary Shares as a proxy of the Depositary or its nominated Custodian.

A copy of the Deed Poll can be obtained on request in writing to the Depositary at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or MPLC at its UK registered office, marked for the attention of the MPLC Company Secretary.

Depositary Agreement

The terms of the Depositary Agreement dated Tuesday, 29 May 2007 between MLTD and the Depositary under which MLTD appoints the Depositary to constitute and issue from time to time, upon the terms of the Deed Poll (as outlined above), a series of MLTD Depositary Interests representing securities issued by MLTD and to provide certain other services in connection with such MLTD Depositary Interests are summarised below.

(i) The Depositary agrees that it will comply, and will procure certain other persons comply, with the terms of the Deed Poll and that it and they will perform their obligations in good faith and with all reasonable skill, diligence and care. The Depositary assumes certain specific obligations, including the obligation to arrange for the MLTD Depositary Interests to be admitted to CREST as participating securities and to provide copies of and access to the register of MLTD Depositary Interests. The Depositary warrants that it is and, to the extent necessary, any custodian, agent or other parties appointed by it pursuant to the Deed Poll shall be an authorised person under the FSMA and is duly authorised to carry out custodial and other activities under the Deed Poll. It also undertakes to maintain that status and authorisation. It will either itself or through its appointed Custodian hold the deposited property on trust (which includes the securities represented by the MLTD Depositary Interests) for the benefit of the holders of the MLTD Depositary Interests as tenants in common, subject to the terms of the Deed Poll. MLTD agrees to provide such assistance, information and documentation to the Depositary as is reasonably required by the Depositary for the purposes of performing its duties, responsibilities and obligations under the Deed Poll and the Depositary Agreement. In particular, MLTD is to supply the Depositary with all documents it sends to its shareholders so that the Depositary can distribute the same to all holders of MLTD Depositary Interests. The agreement sets out the procedures to be followed where MLTD is to pay or make a dividend or other distribution.

(ii) The Depositary is to indemnify MLTD against claims made against MLTD by any holder of MLTD Depositary Interests or any person having any direct or indirect interest in any such MLTD Depositary Interests or the underlying securities which arises out of any breach or alleged breach of the terms of the Deed Poll or any trust declared or arising thereunder. MLTD is to indemnify the Depositary against claims made against the Depositary by any holder of MLTD Depositary Interests or any person having any direct or indirect interest in any such MLTD Depositary Interests or the underlying securities which arises out of the Depositary's performance of its obligations under the Depositary Agreement or the Deed Poll.

(iii) The Depositary Agreement is to remain in force for as long as the Deed Poll remains in force. Both MLTD and the Depositary may terminate the agreement on 30 days' notice in the event of material breach by the other party or the occurrence of an event of default and otherwise on 45 days' notice. The Depositary is to ensure that any custodian and any person who maintains the register of MLTD Depositary Interests is a member of its group and may not subcontract or delegate its obligations under the Deed Poll without MLTD's consent.

(iv) MLTD is to pay certain fees and charges, including a set up fee, an annual fee, a fee based on the number of MLTD Depositary Interests per year and certain CREST related fees. The Depositary is also entitled to recover reasonable out of pocket fees and expenses.

12 Share Dealing Facility

A postal share Dealing Facility is being offered to enable eligible Anglo American Shareholders who receive MPLC Ordinary Shares and MLTD Ordinary Shares (or MLTD Depositary Interests) as a result of the Demerger to sell their newly acquired shares, should they so wish.

Subject to the conditions set out in the paragraph entitled "Conditions" below, all SA Shareholders and Non-SA Certificated Shareholders are eligible to participate in the Dealing Facility after the Demerger becomes effective other than Non-SA Certificated Shareholders who are, or who are acting on behalf of any person who is, in the United States or a "US person", as that term is defined in Regulation S under the US Securities Act, or who are in Canada, Japan or Singapore (such persons being "Restricted Persons").

SA Shareholders and Non-SA Certificated Shareholders participating in the Dealing Facility may do so subject to payment of the Dealing Facility costs. A list of costs can be obtained via the Shareholder Helplines, details of which are set out on page 4 of the Circular.

The costs of participation in the Dealing Facility will be met by Anglo American up to Wednesday, 2 January 2008 in respect of SA Shareholders and Non-SA Certificated Shareholders who:

(i) hold less than 5,000 Existing Anglo American Ordinary Shares as at Friday, 25 May 2007 (which will equate to 1,250 MPLC Ordinary Shares and 500 MLTD Ordinary Shares (or MLTD Depositary Interests) after the Demerger becomes effective); and

(ii) are selling all (but not some only) of their MPLC Ordinary Shares and/or MLTD Ordinary Shares (or MLTD Depositary Interests),

(such persons being "Eligible Holders").

The Dealing Facility will be available to Eligible Holders (other than Restricted Persons) before and after the Demerger becomes effective and Eligible Holders (other than SA Dematerialised Shareholders and Restricted Persons) will be sent an Upfront Share Dealing Election Form with this document and an Ongoing Share Dealing Election Form following the Demerger becoming effecive, each of which are described below.

The Dealing Facility will only be available to SA Shareholders and Non-SA Certificated Shareholders who are not Eligible Holders after the Demerger becomes effective. Any such SA Shareholder or Non-SA Certificated Shareholder wishing to do so should contact the Registrars via the Shareholder Helplines (details of which are set out on page 4 of the Circular) to request the relevant form.

SA Shareholders and Non-SA Certificated Shareholders wishing to make use of the Dealing Facility should note that Mondi anticipates announcing its interim results for the six month period ending 30 June 2007 on Wednesday, 1 August 2007.

Any nominees who hold Existing Anglo American Ordinary Shares on behalf of persons who want to participate in the Dealing Facility should contact the Registrars via the Shareholder Helplines, details of which are set out on page 4 of the Circular.

Participation in the Dealing Facility prior to the Demerger becoming effective

Eligible Holders (other than SA Dematerialised Shareholders) who wish to participate in the Dealing Facility prior to the Demerger becoming effective can apply to use the Dealing Facility by completing the Upfront Share Dealing Election Form, which has been despatched with this document to Eligible Holders. The Upfront Share Dealing Election Form should be completed in accordance with the instructions set out on the Upfront Share Dealing Election Form and returned by post or by hand (during normal business hours) to:

(i) in the case of Non-SA Certificated Shareholders, Lloyds TSB Registrars at The Causeway, Worthing BN99 6DA by 4.30 p.m. (UK time) on Friday, 29 June 2007 or such later time (if any) to which the right to make the relevant election may be extended; and

(ii) in the case of SA Certificated Shareholders, Link Market Services South Africa (Pty) Limited at 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000) by 5.00 p.m. (South African time) on Friday, 29 June 2007 or such later time (if any) to which the right to make the relevant election may be extended.

SA Dematerialised Shareholders who are Eligible Holders and wish to participate in the Dealing Facility prior to the Demerger becoming effective will need to instruct their CSDP accordingly by 5.00 p.m. (South African time) on Wednesday, 20 June 2007.

A reply-paid envelope, for use in the UK only, is enclosed for your convenience.

Completed Upfront Share Dealing Election Forms received by Lloyds TSB Registrars or Link Market Services South Africa (Pty) Limited (as applicable) after the dates referred to above will not be accepted.

Participation in the Dealing Facility after the Demerger becomes effective

Following Admission, all Certificated Shareholders (other than Restricted Persons) will be sent an Ongoing Share Dealing Election Form together with, in the case of Non-SA Certificated Shareholders, share certificates in respect of their MPLC Ordinary Shares and Statements of Ownership in respect of their MLTD Depositary Interests and, in the case of SA Certificated Shareholders, share certificates in respect of their MPLC Ordinary Shares and MLTD Ordinary Shares by Friday, 13 July 2007.

Non-SA Certificated Shareholders who are eligible to make use of the Dealing Facility and who wish to participate in the Dealing Facility in respect of MPLC Ordinary Shares or MLTD Depositary Interests or both, but who do not return a completed Upfront Share Dealing Election Form to Lloyds TSB Registrars by the relevant date as stated in the paragraph entitled "Participation in the Dealing Facility prior to the Demerger becoming effective" above will need to complete the Ongoing Share Dealing Election Form and return it (in the case of MPLC Ordinary Shares, together with the share certificates) to Lloyds TSB Registrars at The Causeway, Worthing BN99 6DA by 12.00 p.m. (UK time) on Monday, 31 December 2007.

SA Certificated Shareholders who are eligible to make use of the Dealing Facility and who wish to participate in the Dealing Facility in respect of MPLC Ordinary Shares or MLTD Ordinary Shares or both, but who do not return a completed Upfront Share Dealing Election Form to Link Market Services South Africa (Pty) Limited by the relevant date as stated in the paragraph entitled "Participation in the Dealing Facility prior to the Demerger becoming effective" above will need to complete the Ongoing Share Dealing Election Form and return it together with the share certificates in respect of their MPLC Ordinary Shares or MLTD Ordinary Shares or both (as applicable) to Link Market Services South Africa (Pty) Limited at 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg 2000) by 5.00 p.m. (South African time) on Monday, 31 December 2007.

SA Dematerialised Shareholders who are eligible to make use of the Dealing Facility and who wish to participate in the Dealing Facility in respect of MPLC Ordinary Shares or MLTD Ordinary Shares or both, but who do not instruct their CSDP by the relevant date as stated in the paragraph entitled "Participation in the Dealing Facility prior to the Demerger becoming effective" above will need to instruct their CSDP accordingly by 5.00 p.m. (South African time) on Monday, 31 December 2007.

Further details of the Dealing Facility

SA Shareholders and Non-SA Certificated Shareholders may revoke or change any sale instructions at any time up until 5.00 p.m. on the day before Admission by contacting the Registrars via the Shareholder Helplines, details of which are set out on page 4 of the Circular. As soon as reasonably practicable after the instructions to sell have been accepted, subject to and in accordance with the full terms and conditions on which the service will be provided, the relevant MPLC Ordinary Shares or MLTD Ordinary Shares or MLTD Depositary Interests will be sold. No assurance can be given as to the price that will be received for the MPLC Ordinary Shares, MLTD Ordinary Shares or MLTD Depositary Interests sold through the Dealing Facility.

The first trade of MPLC Ordinary Shares, MLTD Ordinary Shares and MLTD Depositary Interests under the Dealing Facility, pursuant to returned Upfront Share Dealing Election Forms, is expected to be carried out on Tuesday, 3 July 2007 or as soon as practicably possible thereafter. The second trade of MPLC Ordinary Shares and MLTD Ordinary Shares and MLTD Depositary Interests under the Dealing Facility, pursuant to returned Ongoing Share Dealing Election Forms, is expected to be carried out on Tuesday, 17 July 2007. Thereafter, trades will be carried out on a weekly basis up to Wednesday, 2 January 2008. The last date for receipt of Ongoing Share Dealing Election Forms is Monday, 31 December 2007.

Non-SA Certificated Shareholders who sell through the Dealing Facility will be sent the proceeds of such sale in sterling by cheque through the post at their own risk. SA Shareholders who sell through the Dealing Facility will be sent the proceeds of such sale in ZAR by cheque through the post at their own risk or in accordance with instructions provided to Link Market Services South Africa (Pty) Limited. In the case of joint holders, the proceeds will be sent to the first registered holder.

Participation in the Dealing Facility is completely voluntary. If you elect not to participate, you will receive your MPLC Ordinary Shares and MLTD Ordinary Shares (or MLTD Depositary Interests) in the manner described in paragraph 10 of this Part X.

Conditions

The Dealing Facility cannot be used to buy additional MPLC Ordinary Shares or MLTD Ordinary Shares (or MLTD Depositary Interests) or to buy or sell other securities or investment products. Persons wanting to sell their MPLC Ordinary Shares or MLTD Ordinary Shares (or MLTD Depositary Interests) are not obliged to sell them through the Dealing Facility. Persons wanting to use the Dealing Facility may also be required to provide evidence of their identity prior to despatch of proceeds, where required by applicable anti-money laundering laws.

It is the responsibility of any Anglo American Shareholders resident in, or who have registered addresses in, or are citizens of, territories outside the UK or South Africa who wish to sell shares through the Dealing Facility to consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to sell shares through the Dealing Facility. If an Anglo American Shareholder is not resident in the UK, Lloyds TSB Registrars may in its sole discretion allow such Anglo American Shareholder to use the Dealing Facility but may require specific confirmation that any sale by such Anglo American Shareholder through the Dealing Facility is not in breach of any such laws or formalities, and may in its sole discretion refuse the service in respect of such Anglo American Shareholder.

The availability of the Dealing Facility is subject to the Demerger becoming effective. The availability of the Dealing Facility is not conditional on a minimum number of Eligible Holders participating in the Dealing Facility, or any minimum number of MPLC Ordinary Shares or MLTD Ordinary Shares (or MLTD Depositary Interests) being sold through the Dealing Facility.

The Share Dealing Election Form will be subject to the terms and conditions set out in the Circular.

Share Dealing Election Forms returned by facsimile will not be accepted.

13 Overseas Shareholders

Overseas Shareholders may be affected by the laws of other jurisdictions in relation to the Demerger. Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of Mondi Ordinary Shares (or MLTD Depositary Interests) following the Demerger, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

This document has been prepared for the purposes of complying with English and South African law and the rules of the UKLA and the JSE and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom and South Africa.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Demerger in their particular circumstances.

14 Shareholders in the United States

Shareholders are advised that none of the MPLC Ordinary Shares, the MLTD Ordinary Shares or the New Anglo American Ordinary Shares will be, or is required to be, registered under the Securities Act.

Each of MPLC and MLTD may obtain an exemption from the registration and reporting requirements of Section 12(g) of the US Securities Exchange Act of 1934, as amended, in reliance on Rule 12g3-2(b) thereunder. If they obtain such exemption, each of MPLC and MLTD will comply with the information supplying requirements of Rule 12g3-2(b), which would require MPLC to furnish to the SEC information that: (a) it has made or is required to make public in the United Kingdom; (b) it has filed or is required to file with the UKLA and which is made public by the UKLA; or (c) it has distributed or is required to distribute to its shareholders, and which would require MLTD to furnish to the SEC information that: (x) it has made or is required to make public in South Africa; (y) it has filed or is required to file with the JSE and which is made public by the JSE; or (z) it has distributed or is required to distribute to its shareholders. Any information that is furnished to the SEC by either MPLC or MLTD may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

Shareholders who are affiliates (within the meaning of the US Securities Act) of Anglo American before implementation of the Demerger or are affiliates of Anglo American, MPLC or MLTD after implementation of the Demerger will be subject to timing, manner of sale and volume restrictions on the sale in the United States of MPLC Ordinary Shares or MLTD Ordinary Shares, as the case may be, received in connection with the Demerger, pursuant to Rule 144 under the US Securities Act.

The London Stock Exchange is expected to be the primary market for MPLC Ordinary Shares and the JSE is expected to be the primary market for MLTD Ordinary Shares. Neither MPLC nor MLTD intends to list the MPLC Ordinary Shares or the MLTD Ordinary Shares, as the case may be, on a US securities exchange or obtain a quotation for the MPLC Ordinary Shares or the MLTD Ordinary Shares, as the case may be, on any inter-dealer quotation system in the United States or to take any other action to facilitate the creation of a market in MPLC Ordinary Shares or MLTD Ordinary Shares, as the case may be, in the United States. Consequently, it is unlikely that an active trading market in the United States will develop for the MPLC Ordinary Shares or the MLTD Ordinary Shares.

15 Announcements

Anglo American will announce the Demerger becoming effective and Mondi being listed via a Regulatory Information Service and SENS.

PART XI: SOUTH AFRICAN EXCHANGE CONTROL

The information contained in this Part XI (excluding the information contained under "South African Ministry of Finance Requirements" and "Restrictions on South African shareholders holding MPLC Ordinary Shares" below) has been extracted from the "Applicable Legislation" referred to in paragraph 1 of this Part XI. The following is a general summary of the current position, and is intended as a guide only and is therefore not comprehensive. Persons who are in any doubt as to the position in any particular case should consult their independent professional advisers. Please note that Mondi is not responsible for obtaining any exchange control consents that any investor may need to obtain in order to buy or sell Mondi Ordinary Shares.

1 Applicable Legislation

The present South African Exchange Control system was introduced in 1961. Section 9 of the Currency and Exchanges Act No. 9 of 1933, as amended (the "Currency and Exchanges Act"), empowers the President to make regulations with regard to any matter directly or indirectly relating to or affecting or having any bearing upon currency, banking and exchanges. The regulations made in terms of the Currency and Exchanges Act are contained in the Exchange Control Regulations, as amended. Orders and Rules, as amended, are issued under the Exchange Control Regulations ("Orders and Rules"). The exchange control system is used principally to control capital movements by South African residents to countries outside the CMA.

1.1 Delegation of Powers

The Minister of Finance has, pursuant to Exchange Control Regulations 22E, delegated to the Governor and/or the Deputy Governor of the South African Reserve Bank all the powers, functions and duties assigned to and imposed on the Treasury under the Exchange Control Regulations with the exception of the powers, functions and duties assigned to and imposed on the Treasury by Regulations 3(5), 3(8), 16, 20 and 22 (excluding Regulations 22A, 22B, 22C and 22D from such exemption). EXCON has wide discretion. Such discretion is, however, not exercised arbitrarily but is based upon a set of norms, and is subject to the policy guidelines laid down by the Minister of Finance, Director General Finance, the Governor and Deputy Governors of the South African Reserve Bank and the Minister's policy committees.

1.2 Authorised Dealers

Under paragraph 3 of the Order and Rules certain banks were appointed as "authorised dealers" in foreign exchange ("Authorised Dealers"). Their function is to assist EXCON in administering exchange control. All applications to EXCON have to be made through an Authorised Dealer. The Exchange Control Rulings, issued by EXCON, set out the authorities granted to Authorised Dealers and the rules and procedures to be followed by the Authorised Dealers.

1.3 Transactions subject to Exchange Control Regulation

Transactions between South African residents and non-residents are subject to Exchange Control Regulation. Under South Africa Exchange Control Regulations, the ordinary shares of a South African company are freely transferable outside South Africa between persons who are not residents of the CMA. Additionally, where ordinary shares are sold on the JSE on behalf of shareholders who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. There are no exchange control restrictions on the remittance by a South African company in which 75 per cent or more of the voting stock, capital or earnings is held or controlled, directly or indirectly, by non-residents (an "affected company"), in full of dividends declared out of trading profits to non-residents of the CMA, provided that the payment of such dividend does not put the affected company into an "over borrowed" position regarding its local borrowings.

The ability of an affected company to obtain financial assistance in the South African domestic market is subject to certain restrictions. Financial assistance includes the lending of currency, the granting of credit, the taking up of securities, the conclusion of an instalment sale and/or hire purchase sale or lease, the financing of sales or stocks, discounting, factoring, the guaranteeing of acceptance credits, the guaranteeing or accepting of any obligations, a suretyship, a buy-back, a lease back, but excludes normal trade credits. An affected company's ability to borrow money from a South African lender is restricted by a formula which depends on both the composition of the company's foreign shareholding and the extent of the shareholder funds. EXCON currently permits, on application, an entirely foreign-owned company to borrow up to 300 per cent of the shareholder investment in the affected company, which is taken to mean its paid-up equity capital, preference shares, undistributed earned profits, shareholders' loans from abroad, and, in certain instances, the hard core of the company's trade credit.

1.4 Share Registers

In accordance with the conditions laid down by the South African Reserve Bank in terms of regulations issued under Section 9 of the Currency and Exchanges Act No. 9 of 1933, as amended (the "South African Exchange Control Regulations"), which regulations are applicable in all countries within the CMA (as defined in the South African Exchange Control Regulations), and taking into account the requirements of the South African Companies Act governing the operation of the share registers of Anglo American, MLTD and MPLC, an Anglo American Shareholder acquiring shares in MPLC and MLTD pursuant to the Demerger Dividend who:

(a) had at the Record Time, in the Anglo American South African Branch Register, whether as the beneficial holder or through a nominee, a registered address in the CMA within:

 (i) South Africa, will have his entitlement to Mondi Ordinary Shares registered on the MPLC South African Branch Register (in the case of MPLC Ordinary Shares) or MLTD's register (in the case of MLTD Ordinary Shares) in his name or the name of his nominee, as appropriate, with his South African address; or

 (ii) the Republic of Namibia or the Kingdoms of Lesotho or Swaziland, will have his entitlement to Mondi Ordinary Shares registered on the MPLC South African Branch Register (in the case of MPLC Ordinary Shares) or MLTD's register (in the case of MLTD Ordinary Shares) in the name of a nominee resident in, and with an address in, South Africa and if such nominee and address is not submitted by the Shareholder in writing within four days after the Record Time, the nominee and address will be nominated by MPLC, or MLTD, as the case may be;

(b) is an emigrant from a country within the CMA whose documents of title in respect of his Anglo American Ordinary Shares are restrictively endorsed in terms of the South African Exchange Control Regulations will have his entitlement to Mondi Ordinary Shares registered on the MPLC South African Branch Register (in the case of MPLC Ordinary Shares) or MLTD's register (in the case of MLTD Ordinary Shares) in the name of a nominee resident in, and with an address in, South Africa and if such nominee and address are not submitted by the Anglo American Shareholder in writing within four days after the Record Time, the nominee and address will be nominated by MPLC, or MLTD, as the case may be. The share certificates or share statements, as the case may be, in respect of such Mondi Ordinary Shares will be forwarded to the Authorised Dealer controlling the blocked assets of that emigrant shareholder, if such authorised dealer is nominated in writing within four days after the Record Time, failing which to an authorised dealer nominated by MPLC, or MLTD, as the case may be; and

(c) had at the Record Time a registered address in the share register of Anglo American outside the CMA and who is not an emigrant from a country within the CMA subject to the provisions of (b) above, will have his entitlement to (i) MPLC Ordinary Shares registered on the principal register of MPLC in his name and with such address, free from any control in terms of the South African Exchange Control Regulations and the share certificate or share statement, as the case may be, in respect of such shares in MPLC will be posted from the United Kingdom at the risk of the shareholder to the address set out in the register; and (ii) MLTD Ordinary Shares registered in the register of MLTD in his name and address (as recorded in the Anglo American South African Branch Register) and the share certificate in respect of such MLTD Ordinary Shares (which will be endorsed "Non-Resident") will be posted from South Africa, at the risk of the relevant MLTD Ordinary Shareholders, to the address set out in the Anglo American South African Branch Register.

After the Demerger, Non-SA Shareholders who hold shares on the MPLC South African Branch Register (in the case of MPLC Ordinary Shares) through South African nominees who wish to re-register their holdings into their own names or to remove their registrations from the MPLC South African Branch Register (in the case of MPLC Ordinary Shares) to the principal register (either into their own names or into the name of a non-South African nominee) in CREST will be required to obtain the consent of the South African Reserve Bank to do so, for which purpose they should approach an Authorised Dealer.

New non-South African resident investors in shares in MPLC who wish to hold shares on the MPLC South African Branch Register (in the case of MPLC Ordinary Shares) will need to appoint a South African resident nominee. In the case of non-CMA residents, the appointment of such nominee must be referred to the exchange control division of an Authorised Dealer.

1.5 General South African Reserve Bank requirements

Shareholders' attention is drawn to the South African Reserve Bank requirements that all share transactions pertaining to shares of MPLC registered on the MPLC South African Branch Register shall be subject to South African tax legislation which is already in force or which may come into force.

1.6 Relaxation of Exchange Controls

The South African Government has committed itself to a gradual relaxation of exchange controls. Exchange controls over non-residents were abolished on 13 March 1995 with the effect that the local sale proceeds of non-resident owned South African assets are regarded as freely transferable from South Africa, provided that the local sale is at arm's-length and at market value (which it will be if conducted on the JSE). In June 1995, South African institutional investors were granted permission to exchange part of their South African portfolio of foreign securities through approved asset swap transactions. The asset swap mechanism was abolished from 21 February 2001 and institutional investors were allowed to continue acquiring foreign portfolio investments simply by means of foreign currency transfer from South Africa. Institutional investors (comprising all retirement funds, long-term insurers and collective investment scheme management companies) registered as such with the Exchange Control Authorities are permitted to make foreign (non-South African) portfolio investments based on their respective total retail assets. The foreign exposure of retail assets for retirement funds and long-term insurers registered as institutional investors is limited to 15 per cent of their respective total retail assets and, in the case of collective investment scheme management companies, to 25 per cent of the total retail assets. In addition, institutional investors will on application be permitted to invest an additional 5 per cent of their total retail assets by acquiring foreign-currency-denominated portfolio assets in Africa. From 1 July 1997, individuals were allowed to invest a limited amount (currently an aggregate investment of R2 million) of their savings in any manner abroad. With the prior approval of EXCON (requests for approval are considered in the light of the national interest), South African corporates are allowed to invest unlimited amounts offshore. In this regard, the South African Reserve Bank reserves the right to stagger capital outflows relating to very large foreign investments so as to manage any potential impact on the foreign exchange market.

The following additional changes have been introduced:

- South African corporations are allowed, with the prior approval of EXCON, to raise foreign funding on the strength of their South African balance sheets.
- Companies wishing to establish or acquire new companies abroad will be allowed, with appropriate prior approval, to make use of corporate asset swaps to finance these investments.
- The time limit within which foreign exchange must be sold to Authorised Dealers has been increased from seven to 30 days, where applicable.
- Authorised Dealers may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods, and persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrants' funds is blocked and held under the control of an Authorised Dealer. Such blocked funds may only be invested in (i) blocked current, savings and fixed or short-term deposit accounts in the books of an Authorised Dealer in the banking sector; (ii) listed South African securities, which must be lodged with an Authorised Dealer and will be an endorsed non-resident; (iii) mutual funds units; or (iv) the South African Futures Exchange.
- Dividends declared out of normal trading profits earned after the date of emigration and interest from blocked assets earned after the date of emigration are freely transferable. Aside from the investments referred to above, blocked rands may only be utilised for very limited purposes.

- Checks, including tax clearance certificates from the revenue authorities, have been put in place to ensure that a person whose tax affairs are not in order will not be permitted to take advantage of the above opportunities to expatriate funds.
- Most remaining controls on current account transactions have been abolished. South African residents and corporations who wish to make direct investments in businesses in other countries, or who otherwise wish to be interested in ventures in other countries or hold foreign currency, must comply with the new restrictions and still require prior approval from EXCON, through Authorised Dealers. Share certificates held by South African resident nominees in respect of non-residents will be endorsed non-resident.

2 South African Ministry of Finance Requirements

The South African Ministry of Finance has granted approval for the DLC Structure subject to certain Exchange Control conditions. The Directors intend to comply fully with these conditions.

These Exchange Control conditions as set out in a letter dated 30 April 2007 from the South African Reserve Bank Exchange Control Department to the Chairman of Anglo American are set out below:

National identity conditions

1 Mondi Ltd must remain a South African incorporated company with its primary listing on the JSE Limited.

2 Mondi Ltd must remain a holding company of and manage and control Mondi's African operations, including but not limited to, inter alia, Mondi Business Paper South Africa, Mondi Packaging South Africa and Mondi Shanduka Newsprint.

3 All future acquisitions in Africa are subject to the prior written approval of the Exchange Control Department of the South African Reserve Bank ("EXCON") and must be structured under Mondi Ltd.

4 The Headquarters of Mondi Ltd, as well as the key group functions (for example compliance, risk management and internal audit) of the DLC structure (to the extent they refer to the activities of Mondi), must be in South Africa, although the Headquarters of Mondi plc may be in the United Kingdom. The Headquarters and centre of administrative and practical management of the DLC structure must be in South Africa. (By end of December 2008, of course).

5 The Chief Executive Officer and Chief Financial Officer of the Mondi Group and at least two of the Executive Directors must have their ordinary residence, principal offices and key supporting functions in South Africa. (By end of December 2008).

6 The Mondi Group must publicly acknowledge the DLC as being South African in all relevant significant public announcements and in all material public documents.

7 A majority of all regularly scheduled Board meetings and Executive meetings of Mondi Ltd and Executive Committee meetings of the combined DLC structure in a calendar year must be held in South Africa.

8 Mondi Ltd and Mondi plc, together with their subsidiaries and associates, must be "connected persons" for purposes of the Income Tax Act, 1962 (Act No. 58 of 1962 – as amended) and other South African income tax purposes.

9 The Mondi Group will have joint chairmen, one of whom will be based in South Africa.

Listing and shareholder arrangements conditions

10 Mondi plc must have a secondary listing on the JSE Limited.

11 Appropriate alternative Matching Actions must be taken in respect of South African resident shareholders in Mondi plc (including its subsidiaries), who are impeded from following their rights, owing to Exchange Control Regulations or otherwise.

12 Any dispute between any of the relevant parties arising from the terms or provisions of the DLC agreements governed by South African Law shall be resolved in accordance with South

African Law and be subject to the exclusive jurisdiction of the High Court of South Africa, Transvaal Provincial Division. Any dispute between any of the relevant parties arising from the terms or provisions of the DLC agreements governed by English Law shall be resolved in accordance with English Law and be subject to the exclusive jurisdiction of the English Courts.

General conditions

13 Save for the consequences of any cross guarantees, no funds will flow from Mondi Ltd (including its subsidiaries) for the purpose of satisfying any claims arising from the winding-up of Mondi plc (including its subsidiaries), without the prior written approval of EXCON.

14 None of the South African National Treasury/EXCON conditions, nor any of the provisions of the Sharing Agreement and/or the United Kingdom Dividend Access Trust and/or the South African Dividend Access Trust may be amended or deviated from, without the prior written approval of EXCON.

Exchange Control Conditions

15 Mondi plc (including its subsidiaries) may not buy or sell any shares in Mondi Ltd (including its subsidiaries) without the prior written approval of EXCON.

16 Based on an Equalisation Ratio of 1:1, Mondi Ltd and Mondi plc will maintain an identical dividend per share payout. The prior written approval of EXCON must be obtained before Mondi Ltd (including its subsidiaries) can finance a payment or any part of the payment of a dividend to members of Mondi plc (including its subsidiaries) not on the South African branch register.

17 Mondi Group shall maintain a dividend payout schedule of any proposed dividend payouts in terms of the Sharing Agreement and this must be submitted to EXCON prior to the declaration of dividends.

18 Other than for the consequences of any cross guarantees, Mondi Ltd (including its subsidiaries) may not provide any South African assets, finance or capital to Mondi plc (including its subsidiaries), or to non-South African resident shareholders or to any other non-South Africa resident persons without the prior written approval of EXCON.

19 The secondary listing of Mondi plc shares on the JSE Limited is being treated as foreign assets in the hands of South African investors. However, South African investors on the share register at the time of listing are given a grace period of 24 months, from the date of listing, to adjust their Mondi portfolio, where necessary.

20 Mondi plc must maintain a branch register in South Africa in accordance with the Companies Act, 1973 (Act No, 61 of 1973) with regard to all members of Mondi plc who are resident in South Africa. All rights, titles and interest attached to Mondi plc's shares held by South African residents and/or entered into the branch register shall be subject to the relevant Exchange Control Regulations.

21 Mondi plc (including its subsidiaries) may not raise any capital on the JSE Limited without the prior written approval of EXCON.

3 Restrictions on South African shareholders holding MPLC Ordinary Shares

3.1 The inward listing of MPLC Ordinary Shares on the JSE will be treated as foreign assets in the hands of qualifying South African investors. However, Anglo American Shareholders who receive MPLC Ordinary Shares as a result of the Demerger will be treated as follows:

(a) existing South African institutional investors will be given a grace period of 24 months from the date of Admission to rebalance their portfolios to fall in line with the applicable foreign investment limits;

(b) corporate entities must dispose of their MPLC Ordinary Shares after 24 months from the date of Admission; and

(c) individuals may hold on to their MPLC Ordinary Shares without restriction.

3.2 Trading in MPLC Ordinary Shares on the JSE subsequent to Admission will be subject to the following criteria:

(a) South African individuals

South African individuals will be able to acquire MPLC Ordinary Shares without restriction. Consequently, an acquisition by an individual will not affect such individual's offshore investment allowance.

(b) South African Institutional Investors

South African retirement funds and long term insurers are entitled to a foreign portfolio investment allowance of 15 per cent. of total retail assets. Similarly, collective investment scheme management companies and investment managers/stockbrokers who elected to register as institutional investors with the Exchange Control Department of the South African Reserve Bank are entitled to a foreign portfolio investment allowance of 25 per cent. of total retail assets under management. These allowances may be utilised to subscribe for MPLC Ordinary Shares.

(c) Member brokers of the JSE

A special dispensation was granted to local brokers to facilitate the trading of inward listed MPLC Ordinary Shares on the JSE. Brokers are allowed as a book building exercise, to purchase MPLC Ordinary Shares offshore and transfer them to the South African share register. Brokers may warehouse such MPLC Ordinary Shares for a maximum period of 30 days only.

(d) South African corporates and trusts

South African corporate entities, including trusts, are not permitted to transact in inward listed MPLC Ordinary Shares. However, in instances where inward listed MPLC Ordinary Shares are utilised as acquisition currency in the purchase of CMA assets, corporate entities will be given 12 months to dispose of their MPLC Ordinary Shares. In line with a decision by the Minister of Finance, all African assets must, however, be held by MLTD and therefore MPLC is not permitted to use its shares as acquisition currency in the purchase of African assets.

(e) Rights issues

South African institutional investors and corporate entities will be allowed to exercise their rights in terms of rights offers by MPLC. Institutional investors will be given 12 months to realign their portfolios should they be in excess of their portfolio investment limits as a result of exercising their rights. South African corporate entities will also be given 12 months to dispose of their MPLC Ordinary Shares taken up in terms of such rights issues.

(f) Non-residents of the CMA

Non-residents may acquire MPLC Ordinary Shares on the JSE provided they settle the purchase consideration from a non-resident account at a South African registered bank in South African rands. Proceeds from the sale of the MPLC Ordinary Shares by non-residents are freely transferable. Former residents of the CMA who have emigrated may not use emigrant blocked funds to acquire MPLC Ordinary Shares.

1 Introduction

This Part XII assumes that the Demerger and the DLC Structure have come into effect.

On the completion of the Demerger, the DLC Agreements, which implement the DLC Structure, come into effect. This Part XII summarises the key features of the DLC Structure and the DLC Agreements. Further information on the DLC Agreements is set out in paragraph 16 of this Part XII. See "Additional Information – Documents available for inspection" in Part XIV for information on the availability of these documents for inspection.

The following is a simplified illustration of the DLC Structure:


MPLC Ordinary Shareholders
UK Trust Co
SA Trust Co
MLTD Ordinary Shareholders
MPLC Special Converting Shares
MPLC Special Voting Share
UK DAS Share
UK DAN Share
SA DAS Share
SA DAN Share
MLTD Special Converting Shares
MPLC
Sharing Agreement
MLTD
Non African operations
African operations

Note: On the MPLC side, the MPLC Special Voting Share is used to reflect the votes cast by MLTD Ordinary Shareholders. On the MLTD side, the MLTD Special Converting Shares are used to reflect the votes cast by MPLC Ordinary Shareholders and therefore there is no MLTD Special Voting Share.

2 Key Features of the DLC Structure

2.1 Separate entities and listings

MPLC and MLTD will have separate corporate identities and separate stock exchange listings.

Following Admission, MPLC will be eligible for inclusion in the FTSE indices. In South Africa it is expected that MPLC and MLTD will be considered together, as a single enterprise, for the purposes of index inclusion.

2.2 Holdings of MPLC Ordinary Shares and MLTD Ordinary Shares (or MLTD Depository Interests)

Following implementation of the DLC Structure, any ordinary share held in either MPLC or MLTD (or a MLTD Depositary Interest) gives the holder an equivalent effective economic interest in Mondi.

2.3 Unified boards and management

Mondi will operate as a single corporate group. As MPLC and MLTD will be separate corporate entities, they will each continue to have a board of directors, but the Boards of MPLC and MLTD will be comprised of the same persons, although, where separate meetings of the Boards of MPLC and MLTD are held in different locations in order to preserve the tax residence status of MPLC and MLTD, the Directors actually present at such meetings may, for reason of practicality, not be in all respects identical. The Boards of MPLC and MLTD will, in addition to their duties to the company concerned, have regard to the interests of both the MPLC Ordinary Shareholders and the MLTD Ordinary Shareholders as if the two companies were a single economic enterprise.

Details of the proposed membership of the Boards of MPLC and MLTD following the implementation of the DLC Structure are set out in Part VI: "Directors, Senior Management and

"Corporate Governance". Resolutions relating to the appointment, removal and re-election of directors will be considered as Joint Electorate Actions (see paragraphs 2.5 and 8 below).

2.4 Equivalent economic interests

Both MPLC Ordinary Shareholders and MLTD Ordinary Shareholders will have economic and voting interests in Mondi. The economic and voting interests represented by an ordinary share in one company relative to the economic and voting interests of an ordinary share in the other company will be determined by reference to a ratio known as the "Equalisation Ratio".

Following the Demerger, the economic and voting interests attached to each MPLC Ordinary Share and each MLTD Ordinary Share are the same, on the basis that the initial Equalisation Ratio is 1:1.

This means, for example, that the amount of any cash dividend paid in respect of each MPLC Ordinary Share will normally be matched by an equivalent cash dividend in respect of each MLTD Ordinary Share, and vice versa. To facilitate such matching dividends being paid, MPLC and MLTD have each issued Dividend Access Shares to UK Trust Co and SA Trust Co respectively.

For further information in relation to equalisation, and the payment of dividends, see paragraphs 6 and 7 below.

2.5 Voting arrangements

Under the terms of the DLC Agreements, the MPLC Articles of Association and the MLTD Articles of Association, special voting arrangements are in place so that the shareholders of both companies effectively vote together as a single decision-making body on matters affecting the shareholders of each company in similar ways ("Joint Electorate Actions" which are described in paragraph 8.2 below). For so long as the Equalisation Ratio remains 1:1, each MPLC Ordinary Share will effectively have the same voting rights as each MLTD Ordinary Share on Joint Electorate Actions.

In the case of certain actions in relation to which the two bodies of Mondi Ordinary Shareholders may have divergent interests ("Class Rights Actions" which are described in paragraph 8.3 below), the company wishing to carry out the Class Rights Action would require the prior approval of the Mondi Ordinary Shareholders in the other company voting separately and the approval of its own Mondi Ordinary Shareholders voting separately.

These voting arrangements are secured through the constitutional documents of the two companies, the Sharing Agreement, the Voting Agreement and the rights attaching to, in the case of MPLC, a specially created special voting share ("MPLC Special Voting Share") and, in the case of MLTD, specially created special converting shares ("MLTD Special Converting Shares") issued by MPLC and MLTD, respectively, and held, in each case, by the relevant Trust Company.

For more information about the voting arrangements see paragraph 8 below.

2.6 Cross guarantees

On implementation of the DLC Structure, MPLC and MLTD will each execute a Deed Poll Guarantee as a result of which it is anticipated that both MPLC and MLTD will share the same credit rating. Creditors of MPLC and MLTD entitled to the benefit of the Deed Poll Guarantees will, to the extent possible, be placed in the same position as if the relevant debts were owed by the Group.

For more information about the Deed Poll Guarantees see paragraph 16 below.

2.7 Restrictions on takeovers of one company only

The MPLC Articles of Association and the MLTD Articles of Association ensure that a person cannot gain control of one company without having made an equivalent offer to the shareholders of both companies on equivalent terms.

For further details in relation to these provisions, see paragraph 9 below.

2.8 Termination

On termination of the DLC Structure (for whatever reason) it will be necessary to ensure the structure is unwound so that, immediately following termination of the DLC Structure, the economic interest of a holder of one MPLC Ordinary Share relative to the economic interest of a holder of one MLTD Ordinary Share is in proportion to the Equalisation Ratio at the moment of termination of the DLC Structure. To ensure that this is the case, each of MPLC and MLTD have issued to UK Trust Co and SA Trust Co, respectively, a new class of special converting shares ("Special Converting Shares"). Prior to termination of the DLC Structure, the Special Converting Shares will have only limited rights and will be held on trust for the Mondi Ordinary Shareholders in the other company. Following termination of the DLC Structure, the Special Converting Shares will carry the same rights and be redesignated as ordinary shares in the relevant company and the Mondi Ordinary Shareholders in the other company will, with certain exceptions, be entitled to have the converted shares transferred to them. For more information on termination of the DLC Structure, and the Special Converting Shares and the transfer thereof, see paragraph 12 below.

2.9 The Trust Companies

As set out above, UK Trust Co holds the MPLC Special Voting Share, the MPLC Special Converting Shares, the MPLC Special Rights Share, the UK DAN Share and the UK DAS Share and SA Trust Co holds the MLTD Special Converting Shares, the MLTD Special Rights Share, the SA DAN Share and the SA DAS Share.

SA Trust Co holds the SA DAN Share and the SA DAS Share on trust for the benefit of the non-South African resident MPLC Ordinary Shareholders and the South African resident MPLC Ordinary Shareholders respectively. The MLTD Special Converting Shares are, with the exception of the voting rights, also held on trust for the MPLC Ordinary Shareholders. Prior to the Conversion Date, the voting rights attaching to the MLTD Special Converting Shares are held by SA Trust Co.

UK Trust Co holds the UK DAN Share and the UK DAS Share on trust for the benefit of the non-South African resident MLTD Ordinary Shareholders and the South African resident MLTD Ordinary Shareholders respectively. The MPLC Special Converting Shares are also held on trust for the MLTD Ordinary Shareholders. The MPLC Special Voting Share is held by UK Trust Co.

The rights and obligations of the Trust Companies in relation to these shares are set out in the DLC Agreements (see paragraphs 3 and 16 below), the MPLC Articles of Association and the MLTD Articles of Association (see paragraph 4 of Part XIV: "Additional Information").

UK Trust Co is incorporated in England and Wales and SA Trust Co is incorporated in South Africa. The shares in the Trust Companies are held by Trust Corporation.

Trust Corporation has responsibility for the administration of the Trust Companies pursuant to the Corporate Services Agreement (which is summarised in paragraph 17 below).

3 Contractual Relationships following Implementation of the DLC Structure

The DLC Agreements, being:

(a) the Sharing Agreement;

(b) the Voting Agreement;

(c) the MPLC Special Converting Shares Trust Deed;

(d) the MLTD Special Converting Shares Trust Deed;

(e) the UK DAS Share Trust Deed;

(f) the UK DAN Share Trust Deed;

(g) the SA DAS Share Trust Deed;

(h) the SA DAN Share Trust Deed;

(i) the MPLC Deed Poll Guarantee; and

(j) the MLTD Deed Poll Guarantee,

(which are summarised in paragraphs 16.2 to 16.11 below) come into effect on the Demerger and govern the ongoing relationship between MPLC and MLTD and establish the relationship between MPLC, MLTD and the Trust Companies.

4 DLC Structure Principles

The Sharing Agreement provides that the relationship between MPLC and MLTD will be underpinned by the DLC Structure Principles which are as follows:

(a) the MPLC Group and the MLTD Group must operate as if they were a single corporate group, with MPLC and MLTD having Boards of Directors comprised of the same individuals;

(b) the directors of MPLC and MLTD will, in addition to their duties to the company concerned, have regard to the interests of MPLC Ordinary Shareholders and MLTD Ordinary Shareholders as if the two companies were a single unified economic enterprise and for that purpose the directors of each company will take into account, in the exercise of their powers, the interests of the Mondi Ordinary Shareholders of the other; and

(c) the DLC Equalisation Principles (see paragraph 6 below) must be observed.

MPLC and MLTD agree, subject to Applicable Regulation (including the South African Ministry of Finance Conditions summarised in "South African Ministry of Finance Requirements" in Part XI: "South African Exchange Control"), to pursue the DLC Structure Principles.

5 Management

5.1 Board of Directors

Each of MPLC and MLTD has a board of directors and each board comprises the same individuals.

(a) Board meetings

The MPLC Board and the MLTD Board will hold regularly scheduled meetings each year. Scheduled meetings will be held at least seven times a year and it is expected that a majority of the meetings of the MPLC Board will be held in the United Kingdom and the majority of the meetings of the MLTD Board will be held in South Africa. The Board meetings held in South Africa will generally comprise meetings of both the MPLC Board and the MLTD Board but, on those occasions when the Directors meet in the United Kingdom, they will do so only as the MPLC Board and, in order to ensure the tax residence status of MLTD is preserved, to the extent that the matters required to be discussed relate to the business of the Group (rather than specifically to the business of MPLC), a separate meeting of the MLTD Board will be held outside of the United Kingdom. Other exclusive meetings of either the MPLC Board or the MLTD Board to discuss matters relating specifically to the business of either MPLC or MLTD (as the case may be) will be held from time to time as required.

(b) Board responsibility

The MPLC Board and the MLTD Board will, respectively, pursue the DLC Structure Principles (see paragraph 4 above).

Meetings which comprise meetings of both the MPLC Board and the MLTD Board, or (where the Directors consider it necessary in order to preserve the tax residence status of MPLC and MLTD) separate meetings of the MPLC Board and the MLTD Board at which matters which do not relate specifically to the business of the company concerned are discussed, will consider the overall direction of the businesses of the Group including major policy and strategic decisions of the Group. For example, the following types of matters which would affect the Group will be considered at such meetings:

- setting overall strategy and direction of the businesses;
- taking decisions on integrating or separating major businesses on a global scale;
- approving acquisitions and disposals and debt financing;
- declaring dividends;

- approving the Group accounts and appointing and removing the auditors of the Group; and
- taking policy decisions affecting employees.

Where, in the circumstances described above, separate meetings of the MPLC Board and the MLTD Board consider the overall direction of the business of the Group, the Directors present at each of such meetings will take decisions acting only in the capacity as Directors of the relevant Board, although, consistent with the DLC Structure Principles, in taking such decisions they will have regard to the interests of the Mondi Ordinary Shareholders as a whole. For practical reasons, having regard to the different locations of such separate meetings, at each such meeting the individual Directors present may not in all respects be identical, although the Directors do not believe that this would result in any departure from the application of the DLC Structure Principles.

Meetings which comprise meetings of either the MPLC Board only or the MLTD Board only will (in addition to the circumstances where such separate meetings are required to be held as described in the previous paragraph) be responsible amongst other things for taking decisions regarding corporate and administrative functions relating exclusively to that company.

(c) Board members

The composition of the Boards of MPLC and MLTD following implementation of the DLC Structure is set out in Part VI: "Directors, Senior Management and Corporate Governance".

5.2 Executive Committee

An executive committee has been established by the MPLC Board and the MLTD Board which will consist of the Executive Directors and such other persons as the Boards determine. See the paragraph entitled "Executive Committee" in Part VI: "Directors, Senior Management and Corporate Governance" for further details.

6 Equalisation of Voting and Economic Rights

6.1 DLC Equalisation Principles

The principles to be observed in relation to the rights of the MPLC Ordinary Shares and the MLTD Ordinary Shares are set out below:

(a) The Equalisation Ratio will define the economic benefits of one MPLC Ordinary Share relative to one MLTD Ordinary Share (and vice versa) and the relative voting rights of one MPLC Ordinary Share and one MLTD Ordinary Share on Joint Electorate Actions so that, where the Equalisation Ratio is 1:1, a holder of one MPLC Ordinary Share and a holder of one MLTD Ordinary Share will, as far as practicable:

   (i) receive equivalent economic benefit (as to capital and dividends); and

   (ii) enjoy equivalent rights as to voting in relation to Joint Electorate Actions,

   and, where the Equalisation Ratio is not 1:1, such economic benefits and such voting rights as between a MPLC Ordinary Share and a MLTD Ordinary Share will be in proportion to the prevailing Equalisation Ratio.

   For the purposes of the DLC Equalisation Principles, the economic benefit of a MPLC Ordinary Share or a MLTD Ordinary Share will include any rights or benefits accruing to the Mondi Ordinary Shareholders by way of payments made or other Actions taken in respect of the Dividend Access Shares.

(b) If MPLC or MLTD undertakes an Action which, having regard to the prevailing Equalisation Ratio, would have a disproportionate economic effect on the holders of ordinary shares in one company relative to its effect on the holders of ordinary shares in the other company, then, subject to paragraphs 6.2 and 6.3 below, an appropriate adjustment to the Equalisation Ratio will be made unless:

   (i) a Matching Action has been or is to be undertaken; or

   (ii) such Action has received approval as a Class Rights Action.

(c) The MPLC Equivalent Number of MPLC Special Converting Shares will at all times be in issue and the MLTD Equivalent Number of MLTD Special Converting Shares will at all times be in issue.

6.2 Actions which do not have a disproportionate economic effect

The following Actions will not be considered to have a disproportionate economic effect on the Mondi Ordinary Shareholders in one company relative to its effect on the shareholders in the other company:

(a) any allotment and issue of shares or the granting of rights over shares by either MPLC or MLTD at a price not less than the prevailing market value on the date of grant, pursuant to any employee share scheme;

(b) any allotment and issue of shares in either MPLC or MLTD which is not an issue on a pre-emptive basis;

(c) any buy-back, repurchase or redemption of any ordinary shares of either company (including a share cancellation in connection with a reduction of capital):

  (i) on market in compliance with the rules of the relevant stock exchange and listing rules; or

  (ii) at or below market value; or

  (iii) pursuant to a general offer to shareholders in both MPLC and MLTD which (applying the Equalisation Ratio) is made on equivalent terms;

(d) any allotment and issue of shares in lieu of the payment of the whole or any part of a cash dividend where (on a per ordinary share basis) the quantum of the discount offered to the Mondi Ordinary Shareholders in respect of the subscription price for further ordinary shares in the issuing company is less than the greater of (x) 5 per cent of the market value of an ordinary share of the issuing company at the date of declaration of the relevant dividend and (y) the tax that would be saved by the issuing company by effecting such issue rather than paying a cash dividend;

(e) arrangements entered into by MPLC or MLTD for the purchase of Mondi Ordinary Shares under a dividend re-investment plan ("DRIP"), the costs of which will be borne by the shareholder; and

(f) any suspension or curtailment of the dividend, voting or other rights of any shareholder of MPLC and/or MLTD pursuant to any provision of the MPLC Articles of Association or MLTD Articles of Association.

6.3 Unadjusted Actions

In addition to the above, there is no requirement for an adjustment to the Equalisation Ratio, a Matching Action or approval as a Class Rights Action where an Action (an "Unadjusted Action") is taken in circumstances where the Boards of MPLC and MLTD consider that the effect of such Action upon an MPLC Ordinary Shareholder relative to its effect on an MLTD Ordinary Shareholder is not material. For this purpose, an effect is taken to be "not material" if:

(a) the costs to MPLC and MLTD of taking a Matching Action or seeking approval as a Class Rights Action would be, in the opinion of the Boards of MPLC and MLTD, disproportionate to the economic benefit conferred by such Action upon the MPLC Ordinary Shareholders or MLTD Ordinary Shareholders (as the case may be) for whose benefit a Matching Action would otherwise (in the absence of an adjustment to the Equalisation Ratio or approval as a Class Rights Action) be required; and

(b) the adjustment that would be required to be made to the Equalisation Ratio would result in an adjustment to the relevant element of the Equalisation Ratio of less than 0.5 per cent.

However, in considering the application of the DLC Equalisation Principles to any subsequent Actions, the MPLC Board and the MLTD Board will take into account the effect of all prior Unadjusted Actions in deciding whether a Matching Action, an adjustment to the Equalisation Ratio or approval as a Class Rights Action is appropriate.

6.4 Tax, exchange rates and market fluctuations

In relation to any Action, when calculating any economic effect on MLTD Ordinary Shareholders or MPLC Ordinary Shareholders:

(a) any tax payable by or on behalf of, or tax benefit arising to, such Mondi Ordinary Shareholders will be disregarded; and

(b) in relation to any cash dividend, the amount of such dividend will be calculated before the deduction of any withholding taxes (and paid net of any such withholding taxes) and no account will be taken of any obligation on the company making such distribution to pay any tax in relation to such distributions (such tax being payable in addition to the dividend).

The MPLC Board and the MLTD Board will not be required to take into account any fluctuations in exchange rates or in the market value of any securities or any other changes in circumstances arising after the date on which they make a determination as to the form and value of any Matching Action or the calculation of any adjustment to the Equalisation Ratio.

6.5 Timing of Action and Matching Action

A Matching Action will be implemented as soon as practicable after or, if possible, simultaneously with the Action giving rise thereto.

6.6 Applicable Regulation

MPLC and MLTD must not take any Action which would cause any Mondi entity to be in breach of any Applicable Regulation.

6.7 Suspension of rights

There will be no need to make any adjustment to the Equalisation Ratio or to do or omit to do any other thing as a result of the dividend, voting or other rights of any Mondi Ordinary Shareholder being suspended or curtailed pursuant to any provision of the MPLC Articles of Association or the MLTD Articles of Association.

7 Cash Dividends

7.1 Currency

MPLC will declare and pay its dividends and other distributions in euro. MPLC Ordinary Shareholders will receive dividends in euro other than MPLC Ordinary Shareholders resident in the United Kingdom who will receive dividends in sterling (unless they elect to receive dividends in euro). MLTD will declare and pay its dividends and other distributions in ZAR. If MPLC is to pay a dividend to the MLTD Ordinary Shareholders via its Dividend Access Shares, the MLTD Ordinary Shareholders will be paid such dividend in ZAR and if MLTD is to pay a dividend to the MPLC Ordinary Shareholders via its Dividend Access Shares, the MPLC Ordinary Shareholders will be paid such dividend in euro or sterling, as appropriate.

7.2 Matching dividends

If it is proposed that the Mondi Ordinary Shareholders of one company should receive a cash dividend, then (subject to paragraph 7.3 below) the Mondi Ordinary Shareholders of the other company must receive, as nearly as practicable at the same time, a matching cash dividend (a "Matching Dividend") of an equivalent cash amount per Mondi Ordinary Share having regard to the then prevailing Equalisation Ratio and the "Applicable Exchange Rate". The Applicable Exchange Rate used in applying the Equalisation Ratio will be the average of the ZAR/euro buying and selling spot rates quoted by Bloomberg at 11.00 a.m. (South African time) on the date on which a dividend is declared by the later of MPLC and MLTD to do so. The Boards of MPLC and MLTD have the power to agree a different basis for the exchange rate.

To effect the payment of Matching Dividends, MPLC and MLTD will make payments on either their ordinary shares or their Dividend Access Shares or both. To enable payments to be made on their respective ordinary shares and Dividend Access Shares, MPLC and MLTD will be entitled to enter into such transactions with each other or third parties as the Boards of MPLC and MLTD agree to be necessary or desirable and/or to arrange for payments to be made on the Equalisation Shares (if issued).

For further information in relation to Dividend Access Shares see paragraph 7.4 below and for further information on the Equalisation Shares see paragraph 7.5 below.

The payment of Matching Dividends will not restrict either company's ability to offer to its Mondi Ordinary Shareholders the ability to elect to subscribe for further shares of such company in lieu of the whole or any part of a cash dividend.

7.3 No matching dividend to be paid

If either company is prohibited by Applicable Regulation or is otherwise unable to declare, pay or otherwise make all or any portion of such a Matching Dividend or the directors of MPLC and MLTD decide that it is not practicable or desirable to declare or pay a Matching Dividend, then MPLC and MLTD will, so far as it is practicable to do so, take some other form of Matching Action and the DLC Equalisation Principles will apply.

7.4 Dividend Access Shares

To facilitate the payment of Matching Dividends, dividend access trust arrangements have been established as part of the DLC Structure.

MPLC has issued two Dividend Access Shares, the UK DAS Share and the UK DAN Share to UK Trust Co. UK Trust Co holds the UK DAS Share and the UK DAN Share separately on trust for the benefit of the South African resident MLTD Ordinary Shareholders and the non-South African resident MLTD Ordinary Shareholders, respectively. MPLC will undertake on behalf of UK Trust Co the distribution of any dividend payments, made by MPLC, to such Mondi Ordinary Shareholders.

Similarly, MLTD has issued two Dividend Access Shares, the SA DAS Share and the SA DAN Share to SA Trust Co. SA Trust Co holds the SA DAS Share and the SA DAN Share separately on trust for the benefit of the South African resident MPLC Ordinary Shareholders and the non-South African resident MPLC Ordinary Shareholders, respectively. MLTD will undertake on behalf of SA Trust Co the distribution of any dividend payments, made by MLTD, to such Mondi Ordinary Shareholders.

The Dividend Access Shares enable, therefore, each company to pay dividends to the Mondi Ordinary Shareholders in the other company. For example, in respect of any dividend declared or announced by the companies, a South African resident MPLC Ordinary Shareholder may receive part of his dividend entitlement via a payment made on his MPLC Ordinary Shares and the remainder via a payment on the SA DAS Share. This facility may be used by the Boards of MPLC and MLTD to address imbalances in the distributable reserves of MPLC and MLTD and/or to address the effect of South African exchange controls (see "South African Ministry of Finance Requirements" in Part XI: "South African Exchange Control") and/or if they otherwise consider it necessary or desirable.

7.5 Equalisation Shares

The Sharing Agreement provides that a share (an "Equalisation Share") may be allotted and issued by a member of each company's group to a member of the other company's group. Distributions may be made on these Equalisation Shares if the Boards of MPLC and MLTD consider it necessary or desirable, which may include a distribution to enable the payment of Matching Dividends. There is no current intention to issue such shares.

7.6 Special Rights Shares

7.6.1. To facilitate the issue of the MPLC Special Converting Shares, the UK DAN Share, the UK DAS Share and the MPLC Special Voting Share, MPLC has issued the MPLC Special Rights Share to UK Trust Co. The MPLC Special Rights Share will not have any rights to vote or, except in relation to the capitalisation of reserves referred to below, any right to receive any dividend or other distribution by MPLC. The Directors may, however, capitalise any sum standing to the credit of any of MPLC's reserve accounts or any sum standing to the credit of the profit and loss account in circumstances where any such sum is appropriated to the holder of the MPLC Special Rights Share and applied on behalf of such holder in or toward paying up in full:

(a) unissued MPLC Special Converting Shares if the issue of such MPLC Special Converting Shares to the holder of the MPLC Special Rights Share is necessary and expedient in order to maintain the MPLC Equivalent Number; or

(b) the UK DAS Share, the UK DAN Share and the MPLC Special Voting Share.

7.6.2 To facilitate the issue of the MLTD Special Converting Shares, the SA DAN Share and the SA DAS Share, MLTD has issued the MLTD Special Rights Share to SA Trust Co. The MLTD Special Rights Share will not have any rights to vote or, except in relation to the capitalisation of reserves referred to below, any right to receive any dividend or other distribution by MLTD. The Directors may, however, capitalise any sum standing to the credit of any of the MLTD's reserve accounts or any sum standing to the credit of the profit and loss account in circumstances where any such sum is appropriated to the holder of the MLTD Special Rights Share and applied on behalf of such holder in or toward paying up in full unissued MLTD Special Converting Shares if the issue of such MLTD Special Converting Shares to the holder of the MLTD Special Rights Share is necessary and expedient in order to maintain the MLTD Equivalent Number.

8 Shareholder Voting Rights

8.1 Categories of shareholder decisions

There will be four categories of matters or actions requiring Mondi Ordinary Shareholder decisions:

(a) Joint Electorate Actions (described in paragraph 8.2 below);

(b) Class Rights Actions (described in paragraph 8.3 below);

(c) other actions: any action which is neither a Class Rights Action nor a Joint Electorate Action, but which, under Applicable Regulation, or under the MPLC Memorandum and Articles or the MLTD Memorandum and Articles, requires Mondi Ordinary Shareholder approval. Such actions require only the approval of the Mondi Ordinary Shareholders of the company proposing to take the relevant action, unless the MPLC Board and the MLTD Board decide that such action should be treated as a Joint Electorate Action or Class Rights Action; and

(d) procedural resolutions: procedural resolutions, where considered at a Mondi Ordinary Shareholders' meeting at which the holder of the MPLC Special Voting Share and/or the holder of the MLTD Special Converting Shares is entitled to vote, may be voted on by the relevant holder either in person in accordance with the directions of the chair of the meeting or by proxy given to the chair of the meeting, who will cast such votes as he thinks fit.

8.2 Joint Electorate Actions

The MPLC Ordinary Shareholders and the MLTD Ordinary Shareholders will vote together as a joint electorate on matters affecting them in similar ways ("Joint Electorate Actions"). The special voting procedure in respect of Joint Electorate Actions is described below.

Matters which will require approval as a Joint Electorate Action are as follows:

(a) the appointment, removal or re-election of any director of MPLC or of MLTD, or both of them;

(b) the receipt or adoption of the annual accounts of MPLC or of MLTD, or both of them, or accounts prepared on a combined basis;

(c) a change of name by MPLC or MLTD, or both of them;

(d) the appointment or removal of the auditors of MPLC or of MLTD, or both of them;

(e) any proposed acquisition, disposal or other transaction of the kinds referred to in the JSE Listings Requirements or the Listing Rules which (in any case) is required under those regulations to be authorised by holders of ordinary shares in either company;

(f) any matter considered at an annual general meeting of MPLC or MLTD (or at a general meeting convened on the same day as an annual general meeting); and

(g) any other matter which the MPLC Board and the MLTD Board decide (either in a particular case or generally) should be approved as a Joint Electorate Action.

Voting procedures for Joint Electorate Actions

Joint Electorate Actions must be submitted to both the MPLC Ordinary Shareholders and the MLTD Ordinary Shareholders for approval at separate meetings but acting as a joint electorate. Parallel Mondi Ordinary Shareholders' meetings will be held on the same date or as close together in time as practicable.

The MPLC meeting

- At the MPLC Ordinary Shareholders' meeting, voting will be on a poll which will (as regards the MPLC Special Voting Share) remain open for sufficient time to allow the parallel MLTD Ordinary Shareholders' meeting to be held and for the votes attaching to the MPLC Special Voting Share to be ascertained and cast on the poll.
- On the poll:
  - each fully paid MPLC Ordinary Share (other than those that are subject to voting restrictions in respect of the relevant resolution) will have one vote; and
  - UK Trust Co, as holder of the MPLC Special Voting Share, will cast (if the Equalisation Ratio is 1:1) the same number of votes as were validly cast for and against the equivalent resolution at the parallel MLTD Ordinary Shareholders' meeting, (rounded up, if necessary to the nearest whole number).
- Under the Voting Agreement, UK Trust Co will be obliged to cast these votes for and against the relevant resolution in accordance with the votes cast for and against the equivalent resolution by MLTD Ordinary Shareholders on the poll at the parallel MLTD Ordinary Shareholders' meeting.
- Through this mechanism, the votes of the MLTD Ordinary Shareholders at the MLTD meeting will be reflected at the MPLC meeting by UK Trust Co casting the votes on the MPLC Special Voting Share precisely to reflect voting at the parallel MLTD Ordinary Shareholders' meeting.

The MLTD meeting

- At the corresponding MLTD Ordinary Shareholders' meeting, voting will be on a poll which will (as regards the MLTD Special Converting Shares) remain open for sufficient time to allow the parallel MPLC Ordinary Shareholders' meeting to be held and for the MLTD Special Converting Shares votes to be ascertained and cast on the poll.
- On the poll:
  - each MLTD ordinary share (other than those that are subject to voting restrictions in respect of the relevant resolution) will have one vote; and
  - SA Trust Co, as holder of the MLTD Special Converting Shares, will cast (if the Equalisation Ratio is 1:1) the same number of votes as were validly cast for and against the equivalent resolution at the parallel MPLC Ordinary Shareholders' meeting (rounded up, if necessary, to the nearest whole number).
- Under the Voting Agreement, SA Trust Co will be obliged to cast these votes for and against the relevant resolution in accordance with the votes cast for and against the equivalent resolution by MPLC Ordinary Shareholders on the poll at the parallel MPLC Ordinary Shareholders' meeting.
- Through this mechanism, the votes of the MPLC Ordinary Shareholders at the MPLC meeting will be reflected at the MLTD meeting by SA Trust Co casting the votes on the MLTD Special Converting Shares precisely to reflect voting at the parallel MPLC Ordinary Shareholders' meeting.

The results of the Joint Electorate Action will be announced after both polls have closed.

If the Equalisation Ratio at any stage ceases to be 1:1, the number of MLTD Special Converting Shares allotted and issued and the number of votes attaching to the MPLC Special Voting Share will be adjusted to reflect the then prevailing Equalisation Ratio so as to ensure that each MPLC Ordinary Share and each MLTD Ordinary Share carries appropriate voting rights in relation to Joint Electorate Actions.

Voting threshold for Joint Electorate Actions

A Joint Electorate Action will be taken to have been approved if it is approved by:

(a) ordinary resolution (or a special resolution if required by Applicable Regulation or the MPLC Memorandum and Articles) of the MPLC Ordinary Shareholders and the holder of the MPLC Special Voting Share, voting as a single class; and

(b) ordinary resolution (or a special resolution if required by Applicable Regulation or the MLTD Memorandum and Articles) of the MLTD Ordinary Shareholders and the holder of the MLTD Special Converting Shares, voting as a single class.

In this paragraph 8, ordinary resolution means any resolution of shareholders which requires a simple majority of votes cast to be in favour in order to be approved, and special resolution means any resolution which requires a 75 per cent majority of votes cast to be in favour in order to be approved or such other affirmative vote or quorum prescribed by Applicable Regulation, the MPLC Memorandum and Articles or the MLTD Memorandum and Articles which is greater than or different from that required for an ordinary resolution.

8.3 Class Rights Actions

Class Rights Actions are normally those matters on which MPLC Ordinary Shareholders and MLTD Ordinary Shareholders may have divergent interests or which involve an amendment either to the DLC Agreements or the DLC Structure-specific provisions ("entrenched provisions") in either the MPLC Articles of Association or the MLTD Articles of Association.

Matters which will require approval as a Class Rights Action are as follows:

(a) the amendment or termination of the Sharing Agreement, the Voting Agreement, the Special Converting Shares Trust Deeds or the Dividend Access Trust Deeds other than:

    (i) any amendment which is formal or technical in nature and which would not be materially prejudicial to the interests of the Mondi Ordinary Shareholders of either company or is necessary to correct any inconsistency or manifest error; or

    (ii) any amendment to conform the terms of the Voting Agreement, the Special Converting Shares Trust Deeds or the Dividend Access Trust Deeds with the terms of the Sharing Agreement,

    in each case, as agreed between the Boards of MPLC and MLTD; or

(b) the amendment to, removal or alteration of the effect of (including the ratification of any breach of) any entrenched provision in the MPLC Memorandum and Articles or the MLTD Memorandum and Articles (see paragraphs 13 and 14 below) other than:

    (i) any amendment which is formal or technical in nature and would not be materially prejudicial to the interests of any Mondi Ordinary Shareholders of either company or is necessary to correct any inconsistency or manifest error; or

    (ii) any amendment to conform such provisions with the Sharing Agreement, in each case, as agreed between the Boards of MPLC and MLTD; or

(c) any Action by one company which, having regard to the prevailing Equalisation Ratio, has a disproportionate economic effect on the Mondi Ordinary Shareholders of one company, but in respect of which neither a Matching Action is to be taken nor an adjustment to the Equalisation Ratio made; and

(d) any action or matter which the Boards of MPLC and MLTD both agree (either in a particular case or generally) should be treated as a Class Rights Action.

If a particular matter falls both within the list of matters which constitute Joint Electorate Actions (see paragraph 8.2 above) and the list of matters which constitute Class Rights Actions (see above), such matter will be treated as a Class Rights Action.

Voting threshold for Class Rights Actions

Class Rights Actions of a kind described in:

(a) paragraphs 8.3 (a) and (b) above will require approval by special resolution;

(b) paragraph 8.3 (c) above will require approval by ordinary resolution unless either Applicable Regulation imposes a requirement on either company for a special resolution, in which case that company will require a special resolution; and

(c) paragraph 8.3 (d) above will require approval by ordinary resolution, unless either Applicable Regulation imposes a requirement on either company for a special resolution, in which case that company will require a special resolution, or the Boards of MPLC and MLTD decide that it requires a special resolution.

The majority vote in favour required to approve such resolutions will be referred to as the "Required Majority" in the remainder of this paragraph 8.

Class Rights Actions will require approval by:

(a) an ordinary resolution or a special resolution (as the case may be) of the MPLC Ordinary Shareholders and UK Trust Co (as holder of the MPLC Special Voting Share) voting as a single class;

(b) an ordinary resolution or a special resolution (as the case may be) of the MLTD Ordinary Shareholders, voting as a single class; and

(c) the written consent of SA Trust Co (as holder of the MLTD Special Converting Shares).

Voting procedures for Class Rights Actions

The following voting arrangements apply in relation to Class Rights Actions:

Procedure for Class Rights Actions requiring approval of both companies

MPLC	**MLTD**
• MPLC Ordinary Shareholders and the holder of the MPLC Special Voting Share will vote as a single class at the general meeting of MPLC. Voting will be on a poll with each fully paid MPLC Ordinary Share (other than those that are subject to voting restrictions in respect of the relevant resolution) having one vote per share.	• The MLTD Ordinary Shareholders' meeting will be held as close in time to the corresponding meeting of MPLC Ordinary Shareholders as is practicable. The relevant resolution will be put to the MLTD Ordinary Shareholders voting as a single class at a general meeting of MLTD. Voting will be on a poll with each MLTD Ordinary Share (other than those that are subject to voting restrictions in respect of the relevant resolution) having one vote per share.
• UK Trust Co, as holder of the MPLC Special Voting Share, will not vote unless the proposed action has not been approved by the Required Majority of the MLTD Ordinary Shareholders at the parallel MLTD Ordinary Shareholders' meeting at the close of the poll at that meeting, in which case UK Trust Co will vote to defeat the resolution at the MPLC meeting (and the MPLC Special Voting Share will, as a result of the rights attached thereto, carry sufficient votes to effect such defeat).	• The resolution will also require a class approval of the holder of the MLTD Special Converting Shares. Such approval will be given by way of written consent provided that SA Trust Co, as holder of the MLTD Special Converting Shares, will not give such written consent unless the proposed action has been approved by the Required Majority of the MPLC Ordinary Shareholders at the parallel MPLC meeting.
	• If the proposed action has not been approved by the Required Majority of the MPLC Ordinary Shareholders at the parallel MPLC meeting, SA Trust Co will notify MLTD in writing that it does not consent to the proposed action and the resolution will be defeated.

8.4 The Trust Companies

The Trust Companies are obliged pursuant to the Voting Agreement, the MPLC Articles of Association and the MLTD Articles of Association to exercise the votes attaching to the MPLC Special Voting Share and the MLTD Special Converting Shares so as to give effect to the voting arrangements set out above.

8.5 Differences between MPLC and MLTD voting arrangements

From the above, it can be seen that there is not complete symmetry in the DLC Structure as regards the voting arrangements. On the MPLC side, the MPLC Special Voting Share is used to reflect the votes cast by MLTD Ordinary Shareholders, whereas, on the MLTD side, the MLTD Special Converting Shares are used to reflect the votes cast by MPLC Ordinary Shareholders. With the MPLC Special Voting Share, this effect is achieved by the fact that, as detailed above, the share carries a variable number of votes (i.e. the specified number). However, under South African law, it is not possible to attribute a variable number of votes to a single share. Where a South African company has different classes of share, the voting rights attributable to shares in such classes must be directly proportionate to their respective nominal values. For Joint Electorate Actions, the MLTD Special Converting Shares (which have the same nominal value as MLTD Ordinary Shares) are used to reflect the votes cast by MPLC Ordinary Shareholders given that the appropriate number will always be in issue (i.e. the MPLC Equivalent Number). As a result, SA Trust Co simply votes a certain number of MLTD Special Converting Shares for and against a resolution to reflect the votes cast on MPLC Ordinary Shares. For Class Rights Actions, again the MPLC Voting Share creates an effective right of veto for MLTD Ordinary Shareholders due to the number of votes attributed to it (the number of votes always being sufficient to defeat the resolution). On the MLTD side, a different approach has had to be taken and the MLTD Articles of Association require that the consent of the holder of the MLTD Special Converting Shares must be obtained in order to approve a Class Rights Action. As set out in paragraph 8.3, such consent is only given if the MPLC Ordinary Shareholders have voted in favour of the relevant resolution.

9 Takeovers regulation of the DLC Structure

9.1 Background

MPLC and MLTD will be separate listed companies and will be subject to the takeover laws and rules in the United Kingdom and South Africa, respectively. Provisions have been included in the MPLC Articles of Association and the MLTD Articles of Association which are intended to have the effect of:

(a) recognising the substantive effect of the DLC Structure, which is that Mondi should be regarded as a single corporate group;

(b) allowing the two regulatory systems to work together harmoniously and sensibly;

(c) respecting United Kingdom takeover rules and South Africa takeover laws, respectively; and

(d) avoiding any unintended impediment to any takeover of Mondi.

9.2 Key thresholds

Under the MPLC Articles of Association and the MLTD Articles of Association:

(a) there is a limit which prevents a person (and concert parties) from exceeding (except as a result of a permitted acquisition as described in paragraph 9.3 of this Part XII) a voting power threshold of 30 per cent, in relation to MPLC on a stand alone basis, that is calculated as if there were no MPLC Special Voting Share and only counting MPLC Ordinary Shares;

(b) there is a separate limit which prevents a person (and concert parties) from exceeding the mandatory offer limit set out in Rule 9 of the City Code which imposes a voting power threshold of 30 per cent, in relation to MPLC, calculated having regard to all the voting power on a joint electorate basis, i.e. calculated on MPLC Ordinary Shares and on the voting power in MPLC derived through the MPLC Special Voting Share by holding or controlling MLTD ordinary shares; this limit effectively treats all Mondi Ordinary Shares, together with the MPLC Special Voting Share and the MLTD Special Converting Shares, as voting shares and sets a 30 per cent limit on control of this joint electorate voting power;

(c) there is a limit which prevents a person (and concert parties) from exceeding a voting power threshold of 30 per cent, in relation to MLTD on a stand alone basis, that is calculated as if there were no MLTD Special Converting Shares and only counting MLTD Ordinary Shares; and

(d) there is a separate limit which prevents a person (and concert parties) from exceeding a voting power threshold of 30 per cent, in relation to MLTD, calculated having regard to all the voting power on a joint electorate basis, i.e. calculated on MLTD Ordinary Shares and on the voting power in MLTD derived (through the MLTD Special Converting Shares) by holding or controlling MPLC Ordinary Shares; this limit effectively treats all Mondi Ordinary

Shares, together with the MPLC Special Voting Share and the MLTD Special Converting Shares, as voting shares and sets a 30 per cent limit on control of this joint electorate voting power.

The principal requirement for exceeding a limit is for all Mondi Ordinary Shareholders in both companies to be treated in an equivalent manner and sanctions may be imposed for breaches of these provisions. This is explained below.

9.3 Equivalent offers on equivalent terms

The MPLC Articles of Association and the MLTD Articles of Association provide, in effect, that a person may only exceed any of these limits if an equivalent offer is made to both MPLC Ordinary Shareholders and MLTD Ordinary Shareholders on equivalent terms. In summary, this would require:

(a) an equivalent procedure which:

   (i) is undertaken for both MPLC Ordinary Shares and MLTD Ordinary Shares at or about the same time; and

   (ii) applies to both the MPLC Ordinary Shares and the MLTD Ordinary Shares;

(b) that each procedure complies with the MPLC Articles of Association, the MLTD Articles of Association and all Applicable Regulations including the takeover laws and rules in the United Kingdom (as regards the offer for the MPLC Ordinary Shares) and in South Africa (as regards the offer for the MLTD Ordinary Shares); and

(c) an offer of equivalent consideration, terms, information, conditions and time to consider to the MPLC Ordinary Shareholders and the MLTD Ordinary Shareholders, both in relation to an initial offer and any increases or extensions.

Because of the variety of takeover procedures and the different takeover regimes applying in the United Kingdom and South Africa, the concept of equivalence cannot be defined prescriptively. It is expected that a combination of the Boards of MPLC and MLTD, the UK Takeover Panel and/or the South African Securities Regulation Panel will have a role in determining and achieving equivalence in a particular case.

With equivalent treatment in terms of the opportunities afforded to each group of Mondi Ordinary Shareholders, each such group of Mondi Ordinary Shareholders (MPLC and MLTD) will make its own decision as to whether the relevant offer is to be accepted.

9.4 Breach of limits

Under the MPLC Articles of Association and the MLTD Articles of Association, if a person breaches a shareholding limit without making equivalent offers to both groups of Mondi Ordinary Shareholders on equivalent terms, then the MPLC Articles of Association and the MLTD Articles of Association give the Boards of MPLC and MLTD power to impose certain sanctions on the relevant Mondi Ordinary Shareholders. Each of the Boards of MPLC and MLTD has power to deny dividend rights in respect of that number of MPLC Ordinary Shares or MLTD Ordinary Shares (as the case may be) which results in the threshold being exceeded ("excess shares"), and power to dispose of the excess shares. The relevant MPLC Board or MLTD Board also has power to deny voting rights or the exercise of voting rights, as the case may be, in respect of the excess shares.

9.5 Sharing Agreement

Under the Sharing Agreement, MPLC and MLTD have agreed to co-operate with each other in the enforcement of the restrictions in the MPLC Articles of Association and the MLTD Articles of Association, respectively, described in paragraphs 9.2 and 9.4 above.

10 Financial Reporting

MPLC and MLTD intend to publish a single primary set of consolidated financial statements, denominated in euro and prepared in accordance with IFRS. MPLC and MLTD will furthermore also prepare any other financial information needed to meet their respective local requirements. The financial year end of both MPLC and MLTD will be 31 December.

11 Termination of the Sharing Agreement

The Sharing Agreement will be terminated:

(a) if either MPLC or MLTD serves notice on the other at any time after either of them has become a subsidiary of the other or where both MPLC and MLTD have become subsidiaries of a third party;

(b) by the approval of the MPLC Ordinary Shareholders and the MLTD Ordinary Shareholders as a Class Rights Action. However, such approval may only be sought if the Boards of MPLC and MLTD have agreed terms for the termination and, so far as practicable, such terms are equitable to the MPLC Ordinary Shareholders and MLTD Ordinary Shareholders;

(c) if a Liquidation Event occurs in respect of either MPLC or MLTD and:

  (i) the company whose group is not directly affected by the Liquidation Event serves notice on the other company terminating the agreement; or

  (ii) the order or resolution or appointment constituting the Liquidation Event is not revoked or rescinded within 30 days or such longer period as Applicable Regulation may allow; or

(d) if an Insolvency Event occurs in respect of MPLC or MLTD and:

  (i) the company whose group is not directly affected by the Insolvency Event serves notice on the other company terminating the agreement; or

  (ii) a proposal not to terminate the agreement has not been approved as a Class Rights Action within 90 days of the date on which the Insolvency Event occurs or such longer period as the Boards of MPLC and MLTD may agree.

Termination will not affect any accrued rights of MPLC and MLTD or their respective obligations to seek a listing for their Special Converting Shares (see paragraph 12.1 below).

12 Effect of Termination

Under the Sharing Agreement, the MPLC Special Converting Shares Trust Deed, the MLTD Special Converting Shares Trust Deed, the MPLC Articles of Association and the MLTD Articles of Association, the provisions described below apply on termination of the Sharing Agreement ("Conversion Event"). These provisions are intended to ensure that, as far as practicable, the Mondi Ordinary Shareholders are treated equitably in the event of insolvency of either or both companies, having regard to the Equalisation Ratio.

12.1 Special Converting Shares

Equality of treatment on termination for both sets of Mondi Ordinary Shareholders will be achieved through the issue of Special Converting Shares by each of MPLC and MLTD.

MPLC will have issued the MPLC Equivalent Number of MPLC Special Converting Shares. UK Trust Co holds these shares on trust for the benefit of the MLTD Ordinary Shareholders. The proportion of the MPLC Special Converting Shares to which each MLTD Ordinary Shareholder is entitled corresponds to the proportion of MLTD Ordinary Shares in issue held by such Mondi Ordinary Shareholders.

Similarly, MLTD will have issued the MLTD Equivalent Number of MLTD Special Converting Shares. SA Trust Co holds these shares on trust for the benefit of the MPLC Ordinary Shareholders. The proportion of the MLTD Special Converting Shares to which each MPLC Ordinary Shareholder is entitled corresponds to the proportion of MPLC Ordinary Shares in issue held by such Mondi Ordinary Shareholders.

Under the Sharing Agreement, each of MPLC and MLTD have agreed not to take an Action unless, as the case may be, the MLTD Equivalent Number or the MPLC Equivalent Number of Special Converting Shares can be maintained. In the event of the occurrence of a Conversion Event, the Special Converting Shares will automatically convert into ordinary shares (see paragraph 12.2(b) below). MPLC will use its best endeavours to seek admission of the resulting MPLC Ordinary Shares to the Official List and to trading on the London Stock Exchange and the JSE. MLTD will similarly use its best endeavours to obtain a listing on the JSE for the MLTD Ordinary Shares resulting from the conversion. If the relevant shares are admitted to listing, the relevant Trust Company will distribute them to the relevant Mondi Ordinary Shareholders unless such Mondi Shareholder resides in a Restricted Jurisdiction, in which case his shares will be sold and the proceeds (less all fees, commissions, costs, taxes and duties in respect of such sale) remitted to such Mondi Shareholder.

Where converted Special Converting Shares are distributed to Mondi Ordinary Shareholders, the Mondi Ordinary Shareholders shall bear the costs of all fees, commissions, costs, taxes and duties associated with such distribution.

12.2 Rights of Special Converting Shares

(a) Prior to a Conversion Event

(i) The MPLC Special Converting Shares will have the following rights as set out in the MPLC Articles of Association:

- no voting rights except in relation to a resolution proposing the variation of the rights attaching to such shares or a resolution proposing the winding-up of MPLC; and
- no rights to dividends.

The MPLC Special Converting Shares may, prior to the occurrence of a Conversion Event, be redeemed at the discretion of the Board if it is necessary or expedient in order to ensure the MPLC Equivalent Number is in issue.

(ii) The MLTD Special Converting Shares will (subject to section 194 of the South Africa Companies Act) have the following key rights as set out in the MLTD Articles of Association:

- the voting rights in relation to Joint Electorate Actions and Class Rights Actions described in paragraphs 8.2 and 8.3 of this Part XII; and
- no rights to dividends.

The MLTD Special Converting Shares may, prior to the occurrence of a Conversion Event, be redeemed at the discretion of the MLTD Board if it is necessary or expedient in order to ensure the MLTD Equivalent Number is in issue.

(b) After a Conversion Event

Upon the occurrence of a Conversion Event, each Special Converting Share of both companies will have the same rights as an ordinary share issued by the relevant company and will rank *pari passu* in all respects with the ordinary shares of that company.

For a summary of the principal provisions of the MPLC Special Converting Shares Trust Deed and the MLTD Special Converting Shares Trust Deed, see paragraph 16 of this Part XII.

13 MPLC Memorandum of Association and MPLC Articles of Association

A summary of the provisions of the MPLC Memorandum of Association and MPLC Articles of Association is set out in paragraphs 3 and 4 of Part XIV: "Additional Information".

14 MLTD Memorandum of Association and MLTD Articles of Association

The MLTD Memorandum of Association and MLTD Articles of Association contain equivalent provisions to those contained in the MPLC Memorandum and Articles save to the extent that Applicable Regulation otherwise requires. A summary of the provisions of the MLTD Memorandum and Articles is set out in paragraphs 3 and 4 in Part XIV: "Additional Information".

15 Constitutional Documents of the Trust Companies

The memorandum and articles of association of UK Trust Co and SA Trust Co authorise the respective Trust Companies to enter into, exercise their powers and perform their obligations under the Voting Agreement, the Dividend Access Trust Deeds and the Special Converting Shares Trust Deeds.

16 Summary of DLC Agreements

16.1 DLC Agreements

The following comprise the DLC Agreements:

(a) the Sharing Agreement;

(b) the Voting Agreement;

(c) the MPLC Special Converting Shares Trust Deed;

(d) the MLTD Special Converting Shares Trust Deed;

(e) the UK DAS Share Trust Deed;

(f) the UK DAN Share Trust Deed;

(g) the SA DAS Share Trust Deed;

(h) the SA DAN Share Trust Deed;

(i) the MPLC Deed Poll Guarantee; and

(j) the MLTD Deed Poll Guarantee.

The DLC Agreements are summarised below. Each DLC Agreement other than the SA DAS Share Trust Deed, the SA DAN Share Trust Deed and the MLTD Special Converting Shares Trust Deed (which are governed by South African law), is governed by English law. See "Additional Information – Documents available for inspection" in Part XIV for information on the availability of these documents for inspection.

16.2 The Sharing Agreement

The Sharing Agreement has been entered into between MPLC and MLTD and is the primary agreement regulating the ongoing relationship of MPLC and MLTD as dual listed companies.

(a) Regulation of the DLC Structure

Among other things, the Sharing Agreement regulates the following aspects of the DLC Structure:

(i) the DLC Structure Principles (see paragraph 4 of this Part XII for further details);

(ii) the DLC Equalisation Principles (see paragraph 6.1 of this Part XII for further details);

(iii) the circumstances under which the Equalisation Ratio may be adjusted (see paragraph 6.1 of this Part XII for further details);

(iv) the circumstances under which Matching Actions may not be required (see paragraphs 6.2 and 6.3 of this Part XII for further details);

(v) the scope of, and procedure in relation to, Class Rights Actions (see paragraph 8.3 of this Part XII for further details);

(vi) the scope of, and procedure in relation to, Joint Electorate Actions (see paragraph 8.2 of this Part XII for further details);

(vii) the obligation on each of MPLC and MLTD to enforce the change of control provisions in their constitutional documents (see paragraph 9.5 of this Part XII for further details);

(viii) the issue of the Equalisation Shares (see paragraph 7.5 of this Part XII for further details); and

(ix) the obligations on each of MPLC and MLTD in relation to the Special Converting Shares including an obligation not to take any Action unless the MPLC Equivalent Number and MLTD Equivalent Number (as the case may be) is maintained and the requirement to make an application for listing following a Conversion Event (see paragraph 12.1 of this Part XII for further details).

(b) Termination and amendment

The circumstances in which the Sharing Agreement may be terminated are set out in paragraph 11 of this Part XII. The circumstances in which it may be amended are set out in paragraph 8.3(a) of this Part XII.

(c) Relationship to MPLC Memorandum of Association and MPLC Articles of Association and MLTD Memorandum of Association and MLTD Articles of Association

If there is a conflict between the Sharing Agreement on the one hand and either (i) the MPLC Memorandum of Association and the MPLC Articles of Association or (ii) the MLTD Memorandum of Association and the MLTD Articles of Association on the other hand, MPLC and MLTD are required to use their best endeavours to ensure that any required amendment to the MPLC Memorandum of Association and the MPLC Articles of Association or the MLTD Memorandum of Association and the MLTD Articles of Association, as appropriate, is proposed at general meetings of MPLC and/or MLTD in order to conform them with the provisions of the Sharing Agreement.

(d) Other transactions

Subject to Applicable Regulation, the Sharing Agreement also obliges MPLC and MLTD to enter into such further transactions or arrangements, and do such acts and things, as the other may reasonably require from time to time in the furtherance of the common interests of the MPLC Ordinary Shareholders and MLTD Ordinary Shareholders or to give effect to the DLC Agreements.

16.3 Voting Agreement

The Voting Agreement has been entered into by MPLC, MLTD, UK Trust Co (as holder of the MPLC Special Voting Share) and SA Trust Co (as holder of the MLTD Special Converting Shares).

(a) Voting procedures and the Trust Companies

Among other things, the Voting Agreement sets out the obligations described below.

(i) Notification obligations

The obligations of MPLC and MLTD, respectively, to notify the Trust Companies:

- of the votes cast by MPLC Ordinary Shareholders and MLTD Ordinary Shareholders at general meetings (in the case of Joint Electorate Actions); and
- whether or not any resolution in relation to Class Rights Actions was passed by the Required Majority (as defined in paragraph 8.3 of this Part XII) of MPLC Ordinary Shareholders or MLTD Ordinary Shareholders;

(ii) Voting obligations

The obligations of each of UK Trust Co and SA Trust Co to attend meetings and to vote, respectively, the MPLC Special Voting Share and the MLTD Special Converting Shares and the obligations on SA Trust Co to provide written consent in respect of Class Rights Actions (see paragraph 8.3 above). Such obligations are to be carried out in accordance with the notification received from MPLC or MLTD pursuant to paragraph (i) above;

(iii) Restrictions on transfer of the MPLC Special Voting Share and MLTD Special Converting Shares

There is a prohibition on the Trust Companies dealing in any way with the MPLC Special Voting Share and the voting rights attaching to MLTD Special Converting Shares or interests in or rights attaching to such shares unless approved as a Class Rights Action. UK Trust Co and SA Trust Co may, respectively, transfer the MPLC Special Voting Share and the voting rights attaching to the MPLC Special Converting Shares by giving not less than 90 days' notice provided that the transferee has been approved by MPLC and MLTD, has agreed to be bound by the terms of the Voting Agreement and, in the case of a transfer by SA Trust Co, has agreed to be successor trustee under the MLTD Special Converting Shares Trust Deed.

(iv) *Provision of information*

The obligations of MPLC and MLTD to provide each of the Trust Companies with such information as they reasonably require (other than information which is of a price-sensitive nature and not generally available) for the purpose of discharging the powers, duties and discretion vested in them under the Voting Agreement.

(v) *Confidentiality*

The obligation of the Trust Companies to maintain the confidentiality of such information provided to it.

(vi) *Remuneration of Trust Companies*

The remuneration, which will be agreed between the parties from time to time, and expenses payable to the Trust Companies.

(vii) *Powers and discretions Trust Companies*

The Trust Companies will have:

- all requisite power to take actions contemplated by the Voting Agreement, the MPLC Memorandum and Articles and the MLTD Memorandum and Articles; and
- absolute uncontrolled discretion as to the exercise of such powers.

(viii) *Exclusion of responsibilities*

Exclusion of responsibility on the part of the Trust Companies:

- in respect of the exercise of their voting rights where MPLC and/or MLTD have failed to comply in all material respects with their obligations to provide notification as regards the convening of, the matters to be considered at and the results of any general meeting at which the Trust Companies are required to vote;
- in respect of any discretion exercised reasonably and honestly;
- in respect of actions taken by them on the opinion or advice of or on information obtained from any lawyer, valuer, banker, accountant, the share registrars of MPLC or MLTD or other expert;
- in circumstances where they have acted upon or have implemented or given effect to any resolution purporting to have been passed either as a resolution of MPLC Ordinary Shareholders or of MLTD Ordinary Shareholders; and
- in respect of them having accepted or acted or relied upon notices given to them by MPLC or MLTD.

Neither Trust Company is required to take steps to ascertain whether any breach of the Voting Agreement has occurred and the Trust Companies may refrain from acting if they haven't been supplied with all information they consider reasonably necessary to perform their obligations having requested the same.

(ix) *Indemnities*

Subject to certain exceptions (such as fraud, negligence or wilful default), indemnities in favour of the Trust Companies (and their directors, officers, employees, etc.) against all liabilities or expenses incurred by them in the execution of their obligations under the Voting Agreement.

(b) Amendments

The Voting Agreement may be amended by all the parties to it agreeing in writing.

The Trust Companies are generally required to concur with MPLC and MLTD in amending the Voting Agreement provided the amendments are:

(i) formal or technical amendments which the Boards of MPLC and MLTD certify do not materially prejudice the interests of either MPLC Ordinary Shareholders or MLTD Ordinary Shareholders;

(ii) amendments necessary to correct manifest errors or inconsistencies between the Voting Agreement and the Sharing Agreement; or

(iii) amendments approved by MPLC Ordinary Shareholders and MLTD Ordinary Shareholders as a Class Rights Action, provided such amendments do not affect the obligations or rights of the Trust Companies.

(c) Termination

The Voting Agreement will terminate if:

(i) the Sharing Agreement is terminated; or

(ii) UK Trust Co has transferred the MPLC Special Voting Share and SA Trust Co has transferred the voting rights attaching to the MLTD Special Converting Shares provided that if only one of the Trust Companies has made such a transfer, the other Trust Company, MPLC and MLTD will continue to be bound by the terms of the Voting Agreement.

16.4 MLTD Special Converting Shares Trust Deed

The MLTD Special Converting Shares Trust Deed has been entered into between MPLC, MLTD and SA Trust Co and governs the rights and obligations of the parties thereto in respect of the MLTD Special Converting Shares prior to and following the occurrence of a Conversion Event.

Among other things, the MLTD Special Converting Shares Trust Deed sets out the following:

(a) Trust funds

SA Trust Co is to hold the MLTD Special Converting Shares on trust for the benefit of the MPLC Ordinary Shareholders. Each MPLC Ordinary Shareholder will be entitled to such proportion of the issued MLTD Special Converting Shares as corresponds to the proportion of the Ordinary Shares in issue held by such MPLC Ordinary Shareholders (referred to as "Entitlement").

(b) Distribution of the converted MLTD Special Converting Shares following the occurrence of a Conversion Event

(i) MLTD will inform SA Trust Co of the occurrence of a Conversion Event, provide details (including names, addresses, shareholdings and Entitlements) of each MPLC Ordinary Shareholder as at the Conversion Date and confirm whether or not SA Trust Co is to undertake the distribution or sale of the converted MLTD Special Converting Shares. The circumstances in which MLTD will confirm that no distribution or sale is to take place are likely to be where MLTD is the subject of a Liquidation Event or an Insolvency Event.

(ii) SA Trust Co will procure that the MPLC Ordinary Shareholders are notified of the occurrence of the Conversion Event and their Entitlement as at the Conversion Date.

(iii) If SA Trust Co is to effect distribution and/or sale of the converted MLTD Special Converting Shares, it will (unless MLTD notifies it to the contrary) cause to be sent to each of the MPLC Ordinary Shareholders a form of certification. By completing and returning the form of certification, the MPLC Ordinary Shareholders will confirm whether or not they reside in a Restricted Jurisdiction.

(iv) Once the MPLC Special Converting Shares have been listed:

- in respect of any MPLC Ordinary Shareholder who has returned a form of certification confirming that he does not reside in a Restricted Jurisdiction (or if no form of certification is required), SA Trust Co will transfer to him his Entitlement as at the Conversion Date (less any shares which are sold to meet all fees, costs, taxes, duties and expenses arising out of the transfer); and
- in respect of any MPLC Ordinary Shareholder who has returned a form of certification confirming that he does reside in a Restricted Jurisdiction, SA Trust Co will sell, or procure the sale of, the converted Special Converting Shares of such MPLC Ordinary Shareholder and remit the proceeds (less any fees, commissions, costs, taxes and duties payable in relation to such sale).

If, after the Conversion Date, an MPLC Ordinary Shareholder requests the transfer of the Special Converting Shares to which he is entitled, SA Trust Co shall be under no obligation to effect such transfer until such Mondi Ordinary Shareholder has put SA Trust Co in funds for all fees, commissions, costs, taxes or duties relevant to such transfer.

(c) Dividends following a Conversion Event

Where a dividend falls to be paid by MLTD in respect of the converted MLTD Special Converting Shares on or after the Conversion Date but before all such shares have been transferred or sold by SA Trust Co, MLTD will, on behalf of SA Trust Co, pay or procure the payment of such dividend to the relevant MPLC Ordinary Shareholders.

(d) Untraced shareholders

If there are converted MLTD Special Converting Shares which have not been sold or distributed by SA Trust Co within 12 years of the Conversion Date, SA Trust Co will request that MLTD places an advertisement in a national daily newspaper and a newspaper circulating in the area of the last known registered address of the relevant MPLC Ordinary Shareholders stating the intention to sell the shares. If any such shareholders have not made contact within three months of such advertisement being published, SA Trust Co will be entitled to sell the shares. The proceeds of sale will be paid to MLTD, SA Trust Co will be entered as a creditor in the MLTD books and the right to receive payment will become the trust property and will be held in trust for the relevant shareholders.

(e) Delegation of operation

MPLC and MLTD agree as a term of the trust that the trustee has delegated to MLTD and/or MPLC responsibility for:

(i) the establishment of the identity of the MPLC Ordinary Shareholders and their Entitlements;

(ii) the making of distributions on the MLTD Special Converting Shares and the mechanics of such distributions; and

(iii) obtaining directions from MPLC Ordinary Shareholders.

In addition, the Trustee shall have no responsibility for any funds paid or property delivered as part of a distribution to MPLC Ordinary Shareholders. Such funds or property will not be segregated or marked as belonging to the Trustee or the shareholders and that the Trustee shall have no responsibility for monitoring such funds. Neither the Trustee nor the shareholders shall have any entitlement to interest or income arising from such funds or property pending their application.

The Trustee may require that any amounts paid as detailed above are held to its order and applied as it directs or that such amounts are paid to it directly. The Trustee is entitled to apply any such amounts to pay any sums owed under the indemnity described in paragraph (l) below.

(f) Voting obligations

The obligation of SA Trust Co to exercise the votes attaching to the MLTD Special Converting Shares:

(i) prior to the Conversion Date, in accordance with its obligations under the Voting Agreement; or

(ii) after the Conversion Date and in respect of converted MLTD Special Converting Shares which have not been sold or transferred by SA Trust Co, MLTD shall seek the directions of the relevant Mondi Ordinary Shareholders and SA Trust Co will vote in accordance with the directions received provided that in the absence of such directions, SA Trust Co will have no obligation to vote the converted MLTD Special Converting Shares.

(g) Restriction on dealings with the MLTD Special Converting Shares

A prohibition on SA Trust Co from dealing with the MLTD Special Converting Shares other than in accordance with the provisions of the MLTD Special Converting Shares Trust Deed.

(h) Furnishing of information

The obligation of SA Trust Co to furnish MPLC and/or MLTD with such information regarding the affairs of the trust as they may require. SA Trust Co will keep such books and records as are necessary or appropriate, commensurate with its duties in relation to the trust.

(i) Variations

SA Trust Co will concur with MPLC and MLTD in making changes to the MLTD Special Converting Shares Trust Deed provided that those changes:

(i) are formal or technical amendments which the Boards of MPLC and MLTD have certified are not materially detrimental to the interests of the MPLC Ordinary Shareholders;

(ii) are necessary to correct any manifest error in the MLTD Special Converting Shares Trust Deed or inconsistencies between its provisions and those of the Sharing Agreement; or

(iii) have been approved by MPLC Ordinary Shareholders and MLTD Ordinary Shareholders as a Class Rights Action.

(j) Redemption proceeds and Trustee's remuneration and expenses

If the Trustee receives the proceeds of the redemption of MLTD Special Converting Shares, it will retain such sums in a non-interest bearing account. The Trustee may use such sums to reimburse MPLC and MLTD for any fees and expenses paid or to be paid by MPLC and MLTD to the Trustee for performing its services in relation to the trust. The fees of the Trustee shall be agreed in writing between the parties. If any amounts remain in the bank account on the winding-up of the trust, these sums shall be paid to the Trustee as a bonus payment.

(k) Liability of Trustee

The exclusion of SA Trust Co's liability for any loss to any person as a result of any exercise of its power or discretion pursuant to the MLTD Special Converting Shares Trust Deed unless such loss results from its own fraud, wilful default or negligence.

(l) Indemnity

An indemnity in favour of SA Trust Co (and its directors, officers, employees etc.), given by MPLC and MLTD, against all liabilities (excluding those which arise from its own fraud, wilful default or negligence or that of its directors, officers, employees etc.) incurred in the execution of its obligations under the MLTD Special Converting Shares Trust Deed.

(m) Change of Trustee

MLTD has the power to appoint new and/or additional trustees and the transfer of such powers in full to MPLC if MLTD goes into liquidation and SA Trust Co has the right to retire in accordance with the provisions of the MLTD Special Converting Shares Trust Deed. MLTD may remove SA Trust Co as trustee if SA Trust Co has breached any term of the MLTD Special Converting Shares Deed or such removal has been approved as a Class Rights Action.

(n) Powers of Trustee

SA Trust Co will be entitled to deal with the MLTD Special Converting Shares for the purposes of achieving the objects of the trust in accordance with the terms set out in the MLTD Special Converting Shares Trust Deed and to do all such things lawful to facilitate the administration of the trust.

(o) Exclusion of responsibilities

SA Trust Co will not be responsible for, amongst other things, the following:

(i) actions taken by it on the opinion or advice of or any information obtained from any lawyer, valuer, banker, accountant or other expert;

(ii) anything done having accepted or acted or relied upon notices given to it from MPLC and/or MLTD;

(iii) failure to fulfil any duties or obligations which are not expressly specified in the MLTD Special Converting Shares Trust Deed;

(iv) incurring any financial liability in connection with the performance of its rights and obligations where it has reasonable grounds to believe that reimbursement of such financial liability is not guaranteed;

(v) actions of agents it has appointed;

(vi) actions of any person it has delegated duties to;

(vii) the validity or suitability of the MLTD Special Converting Shares Trust Deed or any other document or any liability to any person because of the invalidity or unsuitability of such documents; and

(viii) any liabilities arising from the exercise of its functions provided that such liabilities do not result from its own wilful default, fraud or negligence.

(p) Trustee discretion

SA Trust Co will have an absolute and uncontrolled discretion as to the exercise of its functions.

(q) Unlawful action

SA Trust Co has the right to refrain from doing anything that it reasonably believes to constitute an unlawful action or otherwise render it liable to any person and to do anything necessary to comply with any legal requirement.

16.5 MPLC Special Converting Shares Trust Deed

The MPLC Special Converting Shares Trust Deed contains corresponding provisions to the MLTD Special Converting Shares Trust Deed save in relation to voting. Prior to the occurrence of a Conversion Event, the MPLC Special Converting Shares will only have voting rights in respect of variations of the rights attaching to such shares or on a winding-up of MPLC (see paragraph 12.2 (a)(ii) of this Part XII). If such a resolution is proposed, UK Trust Co must, if due notification has been given, vote in favour of or give its written consent to the resolution, where such resolution has been approved either as a Class Rights Action or a Joint Electorate Action (as the case may be), or vote against, or withhold its consent to, a resolution, where such resolution has been defeated as a Class Rights Action or a Joint Electorate Action (as the case may be).

16.6 UK DAS Share Trust Deed

The UK DAS Share Trust Deed has been entered into between MPLC, MLTD and UK Trust Co (as holder of the UK DAS Share) for the purposes of facilitating the payment of dividends by MPLC to South African resident MLTD Ordinary Shareholders through UK Trust Co, in circumstances where MLTD will not be paying such Mondi Ordinary Shareholders the required dividend in full. UK Trust Co is to hold the UK DAS Share on trust for each South African resident MLTD Ordinary Shareholder. Each South African resident MLTD Ordinary Shareholder will be entitled to such amount of the dividend as would bear the same proportion to the total dividend as the number of MLTD Ordinary Shares he holds bears to the aggregate number of MLTD Ordinary Shares held by South African MLTD Ordinary Shareholders (in each case as at the record date) ("Entitlement").

Among other things, the UK DAS Share Trust Deed sets out the following:

(a) Payment of dividends

Following a declaration by MPLC of a dividend on the UK DAS Share:

(i) MPLC will notify UK Trust Co of such declaration; and

(ii) MPLC will, on behalf of UK Trust Co, effect the distribution of such dividends to the South African resident MLTD Ordinary Shareholders, in accordance with their respective Entitlements.

MPLC will hold all cash dividends in separate bank accounts and all non-cash dividends to the order of UK Trust Co. MPLC may at any time convert a non-cash dividend into cash and hold it in a separate bank account.

(b) Delegation of operation

MPLC and MLTD agree as a term of the trust that the Trustee has delegated to MPLC and MLTD responsibility for:

(i) the establishment of the identity of the MLTD members and their Entitlements; and

(ii) the payment or delivery of dividends and the mechanics for effecting such payment or delivery.

In addition, the Trustee shall have no responsibility for funds paid or property delivered to MLTD members. Such funds or property will not be segregated or marked as belonging to the Trustee or shareholders and the Trustee shall have no responsibility for monitoring such funds. Neither the Trustee nor the shareholders shall have any entitlement to interest or income arising from such funds or property.

(c) Unclaimed dividends

If any part of a dividend has not been paid within 12 years from the date it was declared or became due for payment, the Entitlements of the relevant MLTD Ordinary Shareholders to such dividends will be forfeited in accordance with the MPLC Articles.

(d) Voting

The UK DAS Share only has voting rights in respect of variations of the rights attaching to such share or on a winding-up of MPLC. In relation to any such resolution, UK Trust Co must, if due notification has been given, exercise the votes attaching to the UK DAS Share in favour of or give its written consent to the resolution, where such resolution has been approved as either a Class Rights Action or a Joint Electorate Action (as the case may be) and exercise the votes against or withhold its consent to the resolution, where such resolution has been defeated either as a Class Rights Action or a Joint Electorate Action (as the case may be).

(e) Other provisions

The UK DAS Share Trust Deed contains provisions corresponding to those under the MLTD Special Converting Shares Trust Deed detailed under paragraphs 16.4(f) to (q) above.

16.7 UK DAN Share Trust Deed

The UK DAN Share Trust Deed has been entered into between MPLC, MLTD and UK Trust Co (as holder of the UK DAN Share) for the purposes of facilitating the payment of dividends by MPLC to non-South African resident MLTD Ordinary Shareholders through UK Trust Co, in circumstances where MLTD will not be paying such Mondi Ordinary Shareholders the required dividend in full.

The UK DAN Share Trust Deed contains corresponding provisions to the UK DAS Share Trust Deed.

16.8 SA DAS Share Trust Deed

The SA DAS Share Trust Deed has been entered into between MPLC, MLTD and SA Trust Co (as holder of the SA DAS Share) for the purposes of facilitating the payment of dividends by MLTD to South African resident MPLC Ordinary Shareholders through SA Trust Co, in circumstances where MPLC will not be paying such Mondi Ordinary Shareholders the required dividend in full.

The SA DAS Share Trust Deed contains corresponding provisions to the UK DAS Share Trust Deed but is governed by South African law and the voting rights attaching to the SA DAS will be subject to the statutory rights to vote pursuant to the South African Companies Act and all disputes will be referred to arbitration.

16.9 SA DAN Share Trust Deed

The SA DAN Share Trust Deed has been entered into between MPLC, MLTD and SA Trust Co (as holder of the SA DAN Share) for the purposes of facilitating the payment of dividends by MLTD to the non-South African resident MPLC Ordinary Shareholders through SA Trust Co, in circumstances where MPLC will not be paying such Mondi Ordinary Shareholders the required dividend in full.

The SA DAN Share Trust Deed contains corresponding provisions to the UK DAS Share Trust Deed but is governed by South African law and the voting rights attaching to the SA DAN will be subject to the statutory rights to vote pursuant to the South African Companies Act and all disputes will be referred to arbitration.

16.10 MPLC Deed Poll Guarantee

MPLC will, subject to certain exceptions, in respect of obligations the subject of the MPLC Deed Poll Guarantee, unconditionally and irrevocably guarantee those obligations to creditors of MLTD and will undertake to each of them that, if for any reason the obligation is not met on its due date, MPLC shall pay the amount due and unpaid to the creditor upon written demand by the creditor.

A demand may not be made under the guarantee without a demand first being made on MLTD to the relevant principal debtor or to any other person if such recourse is required under the terms of the relevant obligation.

MPLC and MLTD may at any time agree to exclude obligations of a particular type, or a particular obligation or obligations, incurred after a future time from the scope of the MPLC Deed Poll Guarantee. In the case of obligations of a particular type, the future time must be at least three months after the date on which notice of the relevant exclusion is given, and, in the case of a particular obligation or obligations, the future time must be at least three business days after that date.

(a) Terminating the MPLC Deed Poll Guarantee

The MPLC Deed Poll Guarantee can be terminated by MPLC at any time after the Sharing Agreement is terminated.

The MPLC Deed Poll Guarantee can also be terminated by MPLC with the agreement of MLTD by the giving of at least three months' notice.

MPLC may also terminate the MPLC Deed Poll Guarantee by notice (without MLTD's agreement) if:

(i) the MLTD Deed Poll Guarantee has been terminated or ceased to have effect or if notice of termination has been given under the MLTD Deed Poll Guarantee; or

(ii) a resolution is passed or an order is made for the liquidation or winding-up of MLTD or a receiver or similar person is appointed in respect of all of its property, assets or undertaking.

(b) Amending the MPLC Deed Poll Guarantee

MPLC may at any time amend the MPLC Deed Poll Guarantee, with effect from the future time it determines, in any way, even if it may prejudice MLTD's creditors. That future time must be at least three months after the date on which notice of such amendment is given under the terms of the MPLC Deed Poll Guarantee. No amendment will be effective in respect of existing obligations.

Any such amendment shall require the prior agreement of MLTD unless the circumstances in paragraph 16.10(a)(ii) above apply.

16.11 MLTD Deed Poll Guarantee

The MLTD Deed Poll Guarantee will have the corresponding provisions to the MPLC Deed Poll Guarantee.

17 Corporate Services Agreement

The Corporate Services Agreement will be entered into between MPLC, MLTD and Trust Corporation. The agreement imposes the following obligations:

(a) DLC Agreements

Trust Corporation is to procure compliance of the Trust Companies with their respective obligations under the Voting Agreement, Dividend Access Trust Deeds and Special Converting Shares Trust Deeds and ensure that the only activities the Trust Companies perform are those necessary or expedient in order for such Trust Companies to fulfil such obligations.

(b) Trust Company administration

Trust Corporation is to maintain the accounts and corporate records for the Trust Companies and ensure that all necessary filings are made in relation thereto and arrange for the filing of all tax returns.

(c) Trust Company directors

Trust Corporation is to appoint suitable persons to act as directors of the Trust Companies.

(d) Trust Company shares

Trust Corporation is not to transfer or otherwise deal with the shares in the Trust Companies unless otherwise agreed by MPLC and MLTD (such agreement not to be unreasonably withheld or delayed).

(e) Indemnities

MPLC and MLTD indemnify the Trust Corporation, and officers of the Trust Corporation and Trust Companies against all liabilities arising in respect of holding the shares in the Trust Companies or holding office in relation to the Trust Companies (in the absence of fraud, wilful default or negligence).

(f) Limitation of liability

The obligations of Trust Corporation are corporate obligations and recourse shall not be sought against its employees, officers or shareholders.

18 South African Ministry of Finance Conditions to the DLC Structure

The conditions imposed by the South African Ministry of Finance in connection with the DLC Structure are summarised in paragraph 2: "South African Ministry of Finance Requirements" of Part XI: "South African Exchange Control".

The statements set out below are intended only as a general guide to United Kingdom ("UK"), South Africa ("SA") and United States ("US") current law and practice and apply only to certain categories of person who are the beneficial owners of their Mondi Ordinary Shares. The summary does not purport to be a complete analysis or listing of all the potential tax consequences of acquiring, holding or disposing of Mondi Ordinary Shares.

Prospective purchasers of Mondi Ordinary Shares are advised to consult their own tax advisers concerning the consequences under UK law, SA law and US federal, state and local and other laws of the acquisition, ownership and disposition of Mondi Ordinary Shares.

This summary is based upon (i) current UK law and HM Revenue & Customs ("HMRC") practice, (ii) current SA law and practice (including the practice of the South African Revenue Service ("SARS")), (iii) the UK-SA Income Tax Treaty (2002), (iv) current US law and practice, and (v) the UK – US Income Tax Treaty (2001), all in effect as of the date of this document and which may be subject to change, perhaps with retrospective effect.

General

The statements below are not applicable to all categories of Mondi Ordinary Shareholder, and in particular are not addressed to (i) shareholders who do not hold their Mondi Ordinary Shares as capital assets, (ii) special classes of shareholder such as (but not limited to) dealers in securities, broker-dealers, insurance companies and investment companies, (iii) shareholders who have (or are deemed to have) acquired their Mondi Ordinary Shares by virtue of an office or employment, (iv) shareholders who hold Mondi Ordinary Shares in connection with a trade, profession or vocation carried on in the UK or SA (whether through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment or otherwise), and (v) shareholders who are not the beneficial owner of their Mondi Ordinary Shares.

Confirmations have been obtained from HMRC and SARS, on the basis of which MPLC should be treated as resident only in the UK and MLTD should be treated as resident only in SA for the purposes of UK and SA taxation.

MPLC Ordinary Shareholders

1 Taxation – UK

Except where indicated, the summary set out below only covers the principal UK tax consequences of holding and disposing of MPLC Ordinary Shares for MPLC Ordinary Shareholders who are resident (and in the case of individuals ordinarily resident) and domiciled in the UK for tax purposes. Special rules, which are not summarised here, may apply to MPLC Ordinary Shareholders who are resident but not domiciled in the UK.

In addition, the summary set out below assumes that the MPLC Ordinary Shares are not held by a company which either directly or indirectly controls 10 per cent or more of the voting power of MPLC or holds (or has held) 10 per cent or more of the ordinary share capital of MPLC.

The following is intended as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular MPLC Ordinary Shareholder.

1.1 MPLC Ordinary Shares

1.1.1 **Taxation of ordinary dividends**

Under current UK taxation legislation, MPLC will not be required to withhold tax at source when paying a dividend on its MPLC Ordinary Shares.

An individual MPLC Ordinary Shareholder who is resident in the UK (for tax purposes) and who receives a dividend from MPLC will generally be entitled to a tax credit which may be set off against that MPLC Ordinary Shareholder's total income tax liability on such dividend. Such an individual MPLC Ordinary Shareholder's liability to income tax is calculated on the sterling value of the aggregate of the dividend and the tax credit (the "gross dividend") determined at the time the dividend is paid or treated as paid which will be regarded as the top slice of the individual's income. The tax credit will be equal to 10 per cent of the sterling value of the gross dividend, which is also equal to one-ninth of the sterling value of the cash dividend paid or treated as paid.

UK resident individual MPLC Ordinary Shareholders who are not liable to income tax in respect of their dividends, including individuals holding shares through individual savings accounts, will not be entitled to reclaim any part of the tax credit.

A UK resident individual MPLC Ordinary Shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent of the sterling value of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend.

To the extent that the sterling value of the gross dividend when treated as the top slice of a UK resident individual MPLC Ordinary Shareholder's income falls above the threshold for higher rate income tax, the shareholder will be liable to income tax on such excess at the higher rate of 32.5 per cent. The tax credit will be set against, but not fully match, the MPLC Ordinary Shareholder's tax liability on the gross dividend and such MPLC Ordinary Shareholder will have to account for additional tax equal to 22.5 per cent of the sterling value of the gross dividend (which is also equal to 25 per cent of the sterling value of the cash dividend paid or treated as paid).

UK resident MPLC Ordinary Shareholders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends.

MPLC Ordinary Shareholders who are subject to corporation tax, including non-UK resident corporate MPLC Ordinary Shareholders carrying on a trade in the UK through a permanent establishment in connection with which their MPLC Ordinary Shares are held, will generally not be subject to corporation tax on dividends paid by MPLC. Such MPLC Ordinary Shareholders will not be able to claim repayment of tax credits attaching to dividends.

Non-UK resident individual MPLC Ordinary Shareholders who do not carry on a trade, profession or vocation in the UK through a branch or agency in connection with which their MPLC Ordinary Shares are held should not be liable to income tax in respect of dividends paid by MPLC and will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends paid by MPLC.

An MPLC Ordinary Shareholder resident outside the UK may also be subject to foreign taxation on dividend income under local law. MPLC Ordinary Shareholders who are not resident in the UK (for tax purposes) should obtain their own tax advice concerning tax liabilities on dividends received from MPLC.

1.1.2 **Taxation of chargeable gains**

(i) UK resident MPLC Ordinary Shareholders – individuals

A disposal or deemed disposal of MPLC Ordinary Shares by an individual MPLC Ordinary Shareholder who is resident or ordinarily resident in the UK for tax purposes may give rise to a gain (or loss) for the purposes of taxation of capital gains.

A gain on a disposal of MPLC Ordinary Shares, together with other gains, less allowable losses in a fiscal year, is subject to tax at the individual's marginal tax rate to the extent that it exceeds the annual exempt amount, which for the fiscal year 2007/2008 is £9,200.

Taper relief may be available to reduce the amount of any gain chargeable to tax.

(ii) UK resident MPLC Ordinary Shareholders – corporates

A disposal of MPLC Ordinary Shares by a UK resident corporate MPLC Ordinary Shareholder may give rise to a gain (or loss) for the purposes of corporation tax on chargeable gains, subject to any available reliefs or exemptions.

Indexation allowance may be available to reduce the amount of any gain.

(iii) MPLC Ordinary Shareholders temporarily non-resident in the UK

A MPLC Ordinary shareholder who is an individual and who has ceased to be resident or ordinarily resident in the UK for tax purposes (including, if relevant, pursuant to an applicable double taxation agreement) for a period of less than five years, may, under anti-avoidance legislation, subsequently be liable to UK tax on any capital gain realised (subject to any available exemption or relief). Such MPLC Ordinary Shareholder may also be subject to foreign taxation on any gain under local law although such foreign tax may in certain circumstances be allowable as a credit or deduction in the computation of the gain for UK tax purposes.

(iv) Non-UK resident MPLC Ordinary Shareholders

MPLC Ordinary Shareholders who are not resident or (in the case of individuals) ordinarily resident for tax purposes in the UK will not (subject to the anti-avoidance provisions referred to in paragraph (iii) above) be liable for UK tax on capital gains realised on the disposal of their MPLC Ordinary Shares unless such MPLC Ordinary Shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate MPLC Ordinary shareholder, through a permanent establishment. Such MPLC Ordinary Shareholders may be subject to foreign taxation on any gain under local law.

1.2 SA DAN Share and SA DAS Share

Each UK resident MPLC Ordinary Shareholder will have a beneficial interest in the SA DAN Share (or the SA DAS Share if the relevant MPLC Ordinary Shares are registered on the branch register of MPLC maintained in SA) to facilitate the payment of Matching Dividends.

1.2.1 Taxation of dividends

Dividends received by UK resident MPLC Ordinary Shareholders from MLTD in respect of the SA DAN Share (or SA DAS Share) should be regarded as non-UK source dividends for UK tax purposes. Accordingly, a UK resident MPLC Ordinary Shareholder or an MPLC Ordinary Shareholder who is carrying on a trade, profession or vocation in the UK through a branch or agency or, in the case of a corporate MPLC Ordinary Shareholder, through a permanent establishment in connection with which their beneficial interest in the SA DAN Share (or SA DAS Share) is held will generally, depending upon the holder's particular circumstances, be subject to UK income tax or corporation tax, as the case may be, on the sterling value of any dividends paid or treated as paid by MLTD before deduction of any South African withholding tax (there is currently no South African withholding tax, on dividends). It has recently been announced by the South African Minister of Finance that a 10 per cent dividend withholding tax will be introduced in 2008 (subject to certain conditions being met). If, in the future, dividends were subject to South African withholding tax, a credit for such South African withholding tax would generally be given against any UK tax liability in respect of the dividends.

1.2.2 Taxation of chargeable gains

A disposal or deemed disposal of MPLC Ordinary Shares by a UK resident or ordinarily resident MPLC Ordinary Shareholder, or in certain circumstances by an MPLC Ordinary Shareholder who is carrying on a trade, profession or vocation in the UK through a branch or agency or, in the case of a UK resident corporate MPLC Ordinary Shareholder, through a permanent establishment in connection with which their MPLC Ordinary Shares are held, will also involve a disposal of such MPLC Ordinary Shareholder's beneficial interest in the SA DAN Share (or SA DAS Share) and, together, such disposals may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

1.3 MLTD Special Converting Shares

1.3.1 Future conversion into MLTD Ordinary Shares

A future conversion of the MLTD Special Converting Shares into MLTD Ordinary Shares on the happening of a Conversion Event should not be treated as a disposal of the MLTD Special Converting Shares and should not, of itself, give rise to a charge to UK taxation of chargeable gains.

1.3.2 **Taxation of dividends on MLTD Ordinary Shares**

The tax treatment of dividends received on MLTD Ordinary Shares (following a conversion of the MLTD Special Converting Shares) should be as described at paragraph 4.1.1 of the Section headed "MLTD Ordinary Shareholders".

1.3.3 **Taxation of capital gains**

The tax treatment of a disposal or deemed disposal of MLTD Ordinary Shares (following a conversion of the MLTD Special Converting Shares) should be as described at paragraph 4.1.2 of the Section headed "MLTD Ordinary Shareholders".

1.4 Inheritance and gift taxes

The MPLC Ordinary Shares (other than MPLC Ordinary Shares which are registered on the branch register of MPLC maintained in SA) will be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in any part of the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For UK inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift of the amount of the undervalue and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold MPLC Ordinary Shares bringing them within the charge to UK inheritance tax. MPLC Ordinary Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any MPLC Ordinary Shares through trust arrangements.

1.5 UK Stamp duty and stamp duty reserve tax ("SDRT")

1.5.1 **MPLC Ordinary Shares registered on the principal share register of MPLC in the UK**

(i) Transfers of MPLC Ordinary Shares registered on the UK register of MPLC

Stamp duty at the rate of 0.5 per cent of the actual consideration paid (rounded up to the next multiple of £5) is payable on an instrument transferring MPLC Ordinary Shares. A charge to SDRT will also arise on an agreement to transfer MPLC Ordinary Shares (at the rate of 0.5 per cent of the amount or value of the consideration paid), although the liability will be cancelled and any SDRT already paid will be repaid, generally with interest, provided that the instrument transferring MPLC Ordinary Shares is executed and duly stamped within six years of the date on which the liability to SDRT arises. Higher rates may apply in certain circumstances (*inter alia*, as described in paragraph (iii) below).

(ii) MPLC Ordinary Shares held through CREST

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of MPLC Ordinary Shares into the system unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent of the amount or value of the consideration) will arise. Paperless transfers of MPLC Ordinary Shares within CREST will be liable to SDRT (usually at a rate of 0.5 per cent of the amount or value of the consideration) rather than stamp duty.

(iii) Clearance services and depositary receipt arrangements

Where MPLC Ordinary Shares are issued or transferred (a) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer to such a person) or SDRT will be payable at the higher rate of 1.5 per cent of the amount or value of the consideration payable or, in certain circumstances, the value of the MPLC Ordinary Shares (rounded up to the next multiple of £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or its nominee or agent, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt scheme.

Clearance services may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT to apply to issues or transfers of MPLC Ordinary Shares into, and to transactions within, such services instead of the higher rate of 1.5 per cent generally applying to an issue or transfer of MPLC Ordinary Shares into the clearance service and the exemption from stamp duty and SDRT on transfers of MPLC Ordinary Shares whilst in the service.

1.5.2 MPLC Ordinary Shares registered on the MPLC South African Branch Register

UK stamp duty will not be payable on a transfer or sale of MPLC Ordinary Shares registered on the MPLC South African Branch Register, provided the transfer is executed outside the UK.

An agreement to transfer MPLC Ordinary Shares registered on the MPLC South African Branch Register should not give rise to a charge to SDRT (other than an agreement to issue or transfer to a provider of clearance services or issuer of depositary receipts described above). Any liability to SDRT at the rate of 0.5 per cent (although not necessarily any liability at the higher rate described above) will be cancelled and any SDRT already paid will be repaid, generally with interest, if an instrument of transfer is executed and (if executed in the UK) duly stamped within six years of the date on which the liability to SDRT arises.

MPLC understands that formal confirmation has been obtained by the Strate system for paperless transfers of shares listed on the JSE to the effect that issues or transfers of shares in UK companies which are registered on a South African branch register into the Strate system will not be subject to UK Stamp Duty or SDRT at the higher rate of 1.5 per cent. MPLC also understand that transfers within the Strate system should not be subject to UK stamp duty or SDRT.

The statements in this paragraph 1.5 summarise the current position and are intended as a general guide only. Special rules apply to agreements made by, among others, intermediaries and certain categories of person may be liable to UK Stamp Duty or SDRT at different rates and others may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Any person who is in any doubt as to his or her UK taxation position should consult his or her professional advisers.

2 Taxation – SA

The following is a summary of the material South African income tax and capital gains tax consequences for primarily MPLC Ordinary Shareholders who are resident for tax purposes in SA.

The summary is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular MPLC Ordinary Shareholder.

2.1 MPLC Ordinary Shares

2.1.1 Taxation of dividends

For South African tax purposes, gross income, in relation to any year of assessment, specifically includes all local and foreign dividends accrued.

For so long as more than 10 per cent of the MPLC Ordinary Shares are held by SA resident shareholders, the MPLC Ordinary Shares are listed on both the JSE and the London Stock Exchange (or other non SA exchange recognised for this purpose under the Income Tax Act), SA resident MPLC Ordinary Shareholders may claim exemption from tax in respect of dividends on MPLC Ordinary Shares. Distributions from reserves created by a reduction in MPLC's share capital and share premium account may be treated as a return of capital in the hands of MPLC Ordinary Shareholders rather than dividend income. Please refer to paragraph 2.1.2 below for a discussion of the treatment of such distributions.

Interest incurred in the production of foreign dividends

Where for any reason, the dividend exemption referred to above in respect of MPLC Ordinary Shares is not applicable, a deduction may be claimed in respect of interest actually incurred on loans used to purchase the MPLC Ordinary Shares. The deduction is limited to the amount of taxable foreign dividends included in the taxpayer's income during the year of assessment, the balance (after deducting other foreign dividends exempt from tax) being carried forward for deduction against foreign dividends accrued in later years. However, provided that the dividend exemption referred to above applies, no such deduction will be available.

2.1.2 **Taxation of dividends distributed from reserves created by a reduction in MPLC's share capital or share premium**

Dividends declared by MPLC out of reserves created by a reduction in MPLC's share capital or share premium account (including the Reduction of Capital) may not be treated as dividend income in the hands of South African resident MPLC Ordinary Shareholders, but in practical effect as a return of capital. The distribution would then not be taxed immediately, but treated as a capital receipt for the purpose of taxation of capital gains to be added to the sale proceeds arising from a subsequent sale of MPLC Ordinary Shares in respect of which that distribution (out of share capital or share premium) was made. For Shareholders who have adopted the weighted average method to determine the base cost of their holdings in listed shares, the dividends declared by MPLC out of reserves created by a reduction in MPLC's share capital or share premium account will be treated as a reduction in the base cost of the MPLC Ordinary Shares.

There is some partial relief for interest incurred in connection with the purchase of the MPLC Ordinary Shares, to the extent that relief has not been claimed elsewhere in the determination of taxable income. This relief is obtained through the calculation of the MPLC Ordinary Shareholders' base cost in the MPLC Ordinary Shares (see paragraph 2.1.3 below).

Future dividends out of distributable reserves currently created by the reduction of MPLC's share capital may, on another interpretation of the law, be viewed as foreign dividend income and not a return of capital. Furthermore, in the event that recently announced proposals for the introduction of a wider dividends definition with effect from 1 October 2007 are implemented, the new definition may treat dividends declared by MPLC out of reserves created by a reduction in MPLC's share capital or share premium account, as dividend income in the hands of South African resident MPLC Ordinary Shareholders.

2.1.3 **Taxation of capital gains and losses**

(i) SA resident MPLC Ordinary Shareholders – individuals

A disposal of MPLC Ordinary Shares by an individual shareholder who is resident in SA for tax purposes may give rise to a gain (or loss) for the purposes of taxation of capital gains. The capital gain (or loss) on disposal of the MPLC Ordinary Shares is equal to the difference between the disposal proceeds and the base cost.

Disposal proceeds of MPLC Ordinary Shares registered on the MPLC South African Branch Register should be denominated in ZAR. For other disposals, depending on the individual circumstances of the shareholder, where the proceeds are denominated in a currency other than ZAR, the consideration would be translated to ZAR either at the average exchange rate for the relevant recipient taxpayer's year of assessment (if so elected for by the taxpayer), or the spot rate on the date of disposal.

A MPLC Ordinary Shareholder's base cost in their MPLC Ordinary Shares will generally be the consideration paid for those shares. Where the purchase price is not denominated in ZAR, the consideration paid should be translated to ZAR either at the average exchange rate for the relevant taxpayer's year of assessment (if so elected for by the taxpayer), or the spot rate on the date of acquisition. Specific rules apply to the MPLC Ordinary Shares received pursuant to the MPLC Share Consolidation. Please refer to paragraph 2.4 of Part IV: "Taxation" of the Anglo American Circular for a discussion of the base cost of these shares.

The base cost in the MPLC Ordinary Shares may be increased by one third of any interest or other cost incurred in the maintenance, protection, and insurance of the shares, to the extent that any such amount is not otherwise allowable for deduction in the determination of taxable income.

A gain on a disposal of MPLC Ordinary Shares, together with other gains, less allowable losses in a year of assessment, is subject to tax at the individual's marginal tax rate to the extent that it exceeds the annual exclusion (R15,000 for the year of assessment ending 29 February 2008). Only 25 per cent of the net capital gain is included in taxable income, resulting in a maximum potential marginal rate on capital gains of 10 per cent.

On the death of a taxpayer, there is a deemed disposal of the MPLC Ordinary Shares at market value, unless the shares are *inter alia* bequeathed to or are in favour of a surviving spouse. Deemed disposals to a surviving spouse, who is a SA resident, are treated, in practical effect, as taking place at no gain or loss. The annual exclusion increases from R60,000 to R120,000 where death occurs during the year of assessment ending 29 February 2008.

(ii) SA resident MPLC Ordinary Shareholders – corporates

A disposal of MPLC Ordinary Shares by an SA resident corporate shareholder may give rise to a gain (or loss) for the purposes of taxation of capital gains. The capital gain (or loss) on disposal of the MPLC Ordinary Shares is equal to the difference between the disposal proceeds and the base cost.

Disposal proceeds of MPLC Ordinary Shares registered on the MPLC South African Branch Register should be denominated in ZAR. For other disposals, where the proceeds are denominated in a currency other than ZAR, the consideration would be translated into ZAR at the spot rate on the date of disposal.

A shareholder's base cost in the MPLC Ordinary Shares will generally be the consideration paid for the shares. Where the purchase price is not denominated in ZAR, the consideration paid should be translated into ZAR at spot rate on date of acquisition. Specific rules apply to the MPLC Ordinary Shares received pursuant to the MPLC Share Consolidation. Please refer to paragraph 2.4 of Part IV: "Taxation" of the Anglo American Circular for a discussion of the base cost of these shares.

The base cost in the MPLC Ordinary Shares may be increased by one third of any interest or other cost incurred in the maintenance, protection, and insurance of the shares, to the extent that any such amount is not otherwise allowable for deduction in the determination of taxable income.

A gain on a disposal of MPLC Ordinary Shares by a corporate shareholder, together with other gains, less allowable losses in a year of assessment, is subject to tax at the normal tax rate for companies and close corporations (currently 29 per cent). Only 50 per cent of the net capital gain is included in taxable income, resulting in a maximum potential tax rate on capital gains of 14.5 per cent (before accounting for any STC that may be triggered by a subsequent distribution of the gain by such corporate shareholder by way of dividend).

2.2 SA DAN Share and SA DAS Share

Each holder of MPLC Ordinary Shares who is resident for tax purposes in SA will have a beneficial interest in the SA DAS Share (if they hold their shares on a branch register of MPLC maintained in SA) or the SA DAN Share (if they hold their shares on the primary register of MPLC in the UK), to facilitate the payment of Matching Dividends.

2.2.1 Taxation of dividends

South African resident MPLC Ordinary Shareholders may also claim an exemption from tax in respect of dividends declared in respect of the SA DAS or SA DAN Share. These dividends will give rise to SA STC credits for shareholders which are SA resident companies. It is not currently known whether these credits will remain available if STC is replaced by a dividends withholding tax, which is expected to happen during 2008.

In the event that proposals for the introduction of a dividends withholding tax in 2008 are implemented in their current form, in place of STC, the MLTD dividends will be subject to a flat dividends tax at 10 per cent, deducted at source by MLTD, subject to reduction by way of tax treaty relief, where appropriate.

2.2.2 Taxation of capital gains

A disposal of MPLC Ordinary Shares by a South African resident shareholder will also involve a disposal of such shareholder's beneficial interests in the SA DAS Share (or the SA DAN Share) and in the MLTD Special Converting Shares. Together, such disposals will give rise to a capital gain or loss equal to the difference between the disposal proceeds and the base cost of the MPLC Ordinary Shares and related beneficial interests. Please refer to paragraph 2.1.3 above for a discussion of the base cost of the MPLC Ordinary Shares.

2.3 MLTD Special Converting Shares

2.3.1 **Future conversion into MLTD Ordinary Shares**

A future conversion of the MLTD Special Converting Shares into MLTD Ordinary Shares will constitute a South African capital gains tax event which, depending on the circumstances, could result in a capital gain or loss. South African resident MPLC Ordinary Shareholders should therefore consult their own tax advisors should a conversion take place.

2.3.2 **Taxation of dividends on MLTD Ordinary Shares**

The tax treatment of dividends payable on MLTD Ordinary Shares (following a conversion of the MLTD Special Converting Shares) will be the same as described above for dividends on the SA DAS Share and the SA DAN Share.

2.3.3 **Taxation of capital gains**

The tax treatment of a disposal of MLTD Ordinary Shares (following a conversion of the MLTD Special Converting Shares) will, in general, be the same as described above for disposals of the MPLC Ordinary Shares.

2.4 MPLC Ordinary Shareholders who are not resident in South Africa

MLTD is not required to withhold tax at source when paying a dividend on the SA DAN Share or the SA DAS Share. Non-South African resident shareholders who receive a dividend from MLTD in respect of the SA DAS Share (or the SA DAN Share) will not currently have any South African tax to pay in respect of the dividend. Following any introduction of the proposed dividends withholding tax in 2008 (see paragraph 2.2.1 above), the MLTD dividends will be subject to a flat final dividends tax at 10 per cent, deducted at source by MLTD, subject to reduction by way of tax treaty relief, where appropriate.

On the basis that the value of MPLC Ordinary Shares is not derived from immovable property in South Africa (as to at least 80%), MPLC Ordinary Shareholders who are not resident in SA for tax purposes will not be liable for South African tax on capital gains realised on the disposal of their MPLC Ordinary Shares (or MLTD Depositary Receipts) and related beneficial interests in the SA DAN Share (or SA DAS Share if such shareholders hold their MPLC Ordinary Shares on the SA Branch Register) and the MLTD Special Converting Shares unless such shares are attributable to a permanent establishment of that person in SA.

2.5 Estate duty

Where a person who is ordinarily resident in SA holds MPLC Ordinary Shares at the date of their death, the market value of such shares will be included in their estate. Shareholders who are not ordinarily resident in SA will not be liable to estate duty in SA in respect of their holding of MPLC Ordinary Shares unless the shares and the transfer of the shares are respectively registered and recorded on the MPLC South African Branch Register.

Estate duty is levied at a flat rate of 20 per cent on the net value of the estate to the extent that it exceeds R3.5 million where death occurs during the year of assessment ending 29 February 2008.

In determining the net value of an estate, deductions are *inter alia* allowed for the value of bequests and property left to a surviving spouse, and estate liabilities, including capital gains tax paid on the deemed disposal of the shares on date of death.

There is also allowed as a deduction from the total value of the assets, the value of any right in or to assets situated outside of SA (e.g. MPLC Ordinary Shares and the transfer of the shares that are respectively registered and recorded on the principal register in the UK):

- acquired by the deceased SA resident before becoming ordinarily resident in SA for the first time; or
- donated to the taxpayer by a non-SA resident individual; or

- inherited from a non-SA resident person; or
- proved to be acquired out of the proceeds from the disposal of such property mentioned above or acquired out of profits from such asset mentioned above.

2.6 UST

UST provides for the levying of tax in respect of the change in beneficial ownership in any securities which are transferable without a written instrument and are not evidenced by a certificate. A change in beneficial ownership includes any cancellation or redemption of a security but does not include the issue of a security.

A change of beneficial ownership of the MPLC Ordinary Shares registered on the MPLC South African Branch Register as a result of every purchase of these shares through the agency of or from any member (registered broker) of the JSE (i.e. the MPLC Ordinary Shares registered on the MPLC South African Branch Register) is liable to payment of UST at the rate of 0.25 per cent of the consideration for the shares concerned in respect of such change in beneficial ownership. The selling broker is liable to make payment of the tax by not later than the fourteenth day of the month following that in which the change in beneficial ownership is effected, but may recover any tax payable from the transferee.

Where a change in the beneficial ownership in the MPLC Ordinary Shares registered on the MPLC South African Branch Register is effected in any other manner, this change in beneficial ownership is also liable to payment of UST at the rate of 0.25 per cent on the greater of the consideration payable or the closing price of the MPLC Ordinary Shares on the date of the transaction. Where any of the rights or entitlements in the beneficial ownership of the MPLC Ordinary Shares is acquired in any other manner, this change in beneficial ownership is also liable to payment of UST at the rate of 0.25 per cent on the greater of the consideration payable or fair market value of those rights or entitlements on the date of the transaction. In both cases, the transferee is liable for payment of the tax not later than the fourteenth day of the month following that in which the change in beneficial ownership is effected.

Where MPLC Ordinary Shares are acquired for registration outside of SA, normally when the transferee is resident outside of SA, the shares are not transacted through Strate and no UST is payable.

Any person who is in any doubt as to his or her taxation position should consult his or her professional advisers.

3 US Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a summary under present law of the material US federal income tax consequences of the acquisition, ownership and disposition of MPLC Ordinary Shares by a US Holder. This summary deals only with purchasers of MPLC Ordinary Shares that are US Holders and that will hold the MPLC Ordinary Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of MPLC Ordinary Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address all of the tax considerations that may be relevant to investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, investors that own (directly or indirectly) 10 per cent or more of the voting stock of MPLC, investors that have a permanent establishment in the UK, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, traders that elect to mark to market, investors that will hold the MPLC Ordinary Shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of MPLC Ordinary Shares that is, for US federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

The US federal income tax treatment of a partner in a partnership that holds MPLC Ordinary Shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of the acquisition, ownership and disposition of MPLC Ordinary Shares by the partnership.

The summary assumes that MPLC is not a passive foreign investment company (a "PFIC") for US federal income tax purposes, which MPLC believe to be the case. MPLC's possible status as a PFIC must be determined annually and therefore may be subject to change. If MPLC was to be a PFIC in any year, materially adverse consequences could result for US Holders.

The summary is based on the tax laws of the US, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and the UK (the "UK Treaty"), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE MPLC ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

3.1 Characterisation of the DLC Structure

MPLC believe that US Holders may properly treat their MPLC Ordinary Shares as shares in MPLC for US federal income tax purposes. However, the US federal income tax characterisation of the DLC Structure is not entirely clear. US Holders might instead be treated as owning an interest in a partnership among MPLC Ordinary Shareholders and MLTD Ordinary Shareholders, where the partnership's sole assets consist of the MPLC Ordinary Shares and MLTD Ordinary Shares. However, even if the DLC Structure were so characterised, a US Holder's share of income of the deemed partnership would generally be limited to dividends received by the US Holder. As a consequence, regardless of how the DLC Structure is characterised, the US federal income tax consequences for US Holders of MPLC Ordinary Shares should generally be as described below. The balance of this summary assumes that US Holders of MPLC Ordinary Shares will be treated as owning shares in MPLC. The treatment of payments received in respect of the Dividend Access Shares is not entirely clear. Prospective purchasers should consult their own tax advisers concerning the US federal income tax treatment of the DLC Structure, including payments received in respect of the Dividend Access Shares.

3.2 MPLC Ordinary Shares

3.2.1 Dividends

(a) General

Subject to the PFIC rules discussed below, distributions paid by MPLC out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to US corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the MPLC Ordinary Shares and thereafter as capital gain. However, MPLC does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by MPLC with respect to MPLC Ordinary Shares will constitute ordinary dividend income. US Holders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from MPLC.

For taxable years that begin before 2011, dividends paid by MPLC will be taxable to a non-corporate US Holder as "qualified dividend income" at the special reduced rate normally applicable to capital gains, provided MPLC qualifies for the benefits of the UK Treaty, which MPLC expects to be the case. A US Holder will be eligible for this reduced rate only if it has held the MPLC Ordinary Shares (as applicable) for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to dividends on the MPLC Ordinary Shares.

(b) *Foreign currency dividends*

Dividends paid in euro will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the euro is converted into US dollars at that time. If dividends received in euro are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

3.2.2 **Sale or other disposition**

A US Holder's tax basis in an MPLC Ordinary Share will generally be its US dollar cost. The US dollar cost of an MPLC Ordinary Share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of MPLC Ordinary Shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Subject to the PFIC rules discussed below, upon a sale or other disposition of MPLC Ordinary Shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the MPLC Ordinary Shares. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the MPLC Ordinary Shares exceeds one year. However, regardless of a US Holder's actual holding period, any loss may be long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above under paragraph 3.2.1: "MPLC Ordinary Shares – Dividends – General" and exceeds 10 per cent of the US Holder's tax basis in its MPLC Ordinary Shares. Any gain or loss will generally be US source.

The amount realised on a sale or other disposition of MPLC Ordinary Shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of MPLC Ordinary Shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be determined using the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

3.2.3 **Disposition of foreign currency**

Foreign currency received on the sale or other disposition of an MPLC Ordinary Share will have a tax basis equal to its US dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the US dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase MPLC Ordinary Shares or upon exchange for US dollars) will be US source ordinary income or loss.

3.2.4 **Passive foreign investment company considerations**

MPLC believes that it should not be treated as a PFIC for US federal income tax purposes, but MPLC's possible status as a PFIC must be determined annually and therefore may be subject to change. If MPLC were to be treated as a PFIC, US Holders of MPLC Ordinary Shares would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of MPLC Ordinary Shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. US Holders would be able to avoid some of the tax consequences described above by making certain valid elections with respect to MPLC Ordinary Shares, provided any such elections were available.

Additionally, dividends paid by MPLC would not be eligible for the special reduced rate of tax described above under paragraph 3.2.1: "MPLC Ordinary Shares – Dividends – General". Prospective purchasers should consult their tax advisers regarding the potential application of the PFIC regime.

3.3 Backup withholding and information reporting

Payments of dividends and other proceeds with respect to MPLC Ordinary Shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing of the appropriate claim for refund with the US Internal Revenue Service and furnishing all required information.

MLTD Ordinary Shareholders

4 Taxation – UK

Except where indicated, the summary set out below only covers the principal UK tax consequences of holding and disposing of MLTD Ordinary Shares (or MLTD Depositary Interests) for MLTD Ordinary Shareholders who are resident (and, in the case of individuals, ordinarily resident) and domiciled in the UK for tax purposes. Special rules, which are not summarised here, may apply to MLTD Ordinary Shareholders who are resident or ordinarily resident but not domiciled in the UK.

In addition, the summary set out below assumes that the MLTD Ordinary Shares (or MLTD Depositary Interests) are not held by a company which either directly or indirectly controls 10 per cent or more of the voting power of MLTD or holds (or has held) 10 per cent or more of the ordinary share capital of MLTD.

The following is intended as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular MLTD Ordinary Shareholder.

4.1 MLTD Ordinary Shares

4.1.1 Taxation of ordinary dividends

A MLTD Ordinary Shareholder who is resident in the UK for tax purposes or a MLTD Ordinary Shareholder who is carrying on a trade, profession or vocation in the UK through a branch or agency or, in the case of a corporate MLTD Ordinary Shareholder, a permanent establishment in connection with which the MLTD Ordinary Shares (or MLTD Depositary Interests) are held will generally be subject to UK income tax or corporation tax, as the case may be, on the gross sterling value of any dividends paid or treated as paid by MLTD before deduction of any South African tax withheld (there is currently no South African withholding tax on dividends).

It has recently been announced by the South African Minister of Finance that a 10 per cent dividend withholding tax will be introduced in 2008 (subject to certain conditions being met). Any amount of such South African tax withheld from the payment of a dividend (and not recoverable from the relevant South African tax authorities) will generally be available as a credit against the income tax or corporation tax payable by the MLTD Ordinary Shareholder in respect of the dividend.

4.1.2 **Taxation of chargeable gains**

MLTD Ordinary Shares will be quoted on the JSE in South African rand. For the purposes of computing the amount of any chargeable gains (or allowable losses) arising on disposal of MLTD Ordinary Shares disposal proceeds and allowable base cost must be converted into sterling at the time of disposal and at the time the relevant expenditure was incurred, respectively. Accordingly, to the extent that disposal proceeds and/or acquisition costs are denominated in a currency other than sterling, exchange rate fluctuations could give rise to (or increase or decrease) a chargeable gain or an allowable loss.

(i) UK resident MLTD Ordinary Shareholders – individuals

A disposal or deemed disposal of MLTD Ordinary Shares (or MLTD Depositary Interests) by an individual MLTD Ordinary Shareholder who is resident or ordinarily resident in the UK for tax purposes may give rise to a chargeable gain or allowable loss for the purposes of UK taxation of capital gains subject to any available exemption or relief.

(ii) UK resident MLTD Ordinary Shareholders – corporates

A corporate MLTD Ordinary Shareholder which is resident in the UK will generally be liable to UK corporation tax on any chargeable gains arising on a disposal or deemed disposal of its MLTD Ordinary Shares (or MLTD Depositary Interests) subject to any available exemption or relief.

(iii) MLTD Ordinary Shareholders temporarily non-resident in the UK

A MLTD Ordinary Shareholder who is an individual and who has ceased to be resident or ordinarily resident in the UK for tax purposes (including, if relevant, pursuant to an applicable double taxation agreement) for a period of less than five years, may, under anti-avoidance legislation, subsequently be liable to UK tax on any capital gain realised (subject to any available exemption or relief). Such MLTD Ordinary Shareholder may also be subject to foreign taxation on any gain under local law although such foreign tax may be allowable as a deduction in the computation of the gain for UK tax purposes.

(iv) Non UK resident MLTD Ordinary Shareholders

MLTD Ordinary Shares (other than MLTD Depositary Interests) should not be regarded as assets situated in the UK for the purposes of UK taxation of chargeable gains. Accordingly, MLTD Ordinary Shareholders who are not resident or (in the case of individuals) ordinarily resident in the UK will not generally be liable for UK tax on chargeable gains on the disposal of MLTD Ordinary Shares (other than Depositary Interests).

4.2 UK DAN Share and UK DAS Share

Each MLTD Ordinary Shareholder who is not resident in SA for tax purposes and has made a declaration of such non-residence to MLTD will have a beneficial interest in the UK DAN Share (and in all other cases in the UK DAS Share) to facilitate the payment of Matching Dividends.

4.2.1 **Taxation of ordinary dividends**

Under current UK taxation legislation, MPLC will not be required to withhold tax at source when paying a dividend on the UK DAN Share or the UK DAS Share.

Dividends received by MLTD Ordinary Shareholders from MPLC in respect of the UK DAN Share or UK DAS Share should be regarded as UK source dividends for UK tax purposes.

An individual MLTD Ordinary Shareholder who is resident in the UK (for tax purposes) and who receives a UK source dividend from MPLC in respect of the UK DAN Share will generally be entitled to a tax credit which may be set off against the MLTD Ordinary Shareholder's total income tax liability on the dividend. Such an individual MLTD Ordinary Shareholder's liability to income tax is calculated on the aggregate of the sterling value of the dividend and the tax credit (the "gross dividend") which will be regarded as the top slice of the individual's income. The tax credit will be equal to 10 per cent of the sterling value of the gross dividend, which is also equal to one-ninth of the sterling value of the cash dividend paid.

UK resident individual MLTD Ordinary Shareholders who are not liable to income tax in respect of UK-source dividends will not be entitled to reclaim any part of the tax credit.

A UK resident individual MLTD Ordinary Shareholder who is liable to income tax at the starting or basic rate will be subject to tax on dividends paid by MPLC on the UK DAN Share (or UK DAS Share) at the rate of 10 per cent of the sterling value of the gross dividend, so that the tax credit will satisfy in full such MLTD Ordinary Shareholder's liability to income tax on the dividend.

To the extent that the sterling value of the gross dividend when treated as the top slice of an individual MLTD Ordinary Shareholder's income falls above the threshold for higher rate income tax, the MLTD Ordinary Shareholder will be liable to income tax on such excess at the higher rate of 32.5 per cent. The tax credit will be set against, but not fully match, the MLTD Ordinary Shareholder's tax liability on the gross dividend and such MLTD Ordinary Shareholder will have to account for additional tax equal to 22.5 per cent of the sterling value of the gross dividend (which is also equal to 25 per cent of the sterling value of the cash dividend paid or treated as paid).

MLTD Ordinary Shareholders who are subject to UK corporation tax, including non UK resident corporate MLTD Ordinary Shareholders carrying on a trade in the UK through a permanent establishment in connection with their MLTD Ordinary Shares (and hence their beneficial interest in the UK DAN Share or UK DAS Share) are held, will generally not be subject to corporation tax on dividends paid by MPLC on the UK DAN Share or UK DAS Share. Such MLTD Ordinary Shareholders will not be able to claim repayment of tax credits attaching to dividends.

UK resident MLTD Ordinary Shareholders who are not liable to UK tax on dividends in respect of the UK DAN Share (or UK DAS Share), including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to such dividends.

Other than any non-UK resident individual MLTD Ordinary Shareholder who is carrying on a trade, profession or vocation in the UK through a branch or agency in connection with which their MLTD Ordinary Shares are held, non-UK resident individual MLTD Ordinary Shareholders should not be liable to income tax on UK-source dividends paid by MPLC in respect of the UK DAN Share (or the UK DAS Share) and will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends paid by MPLC in respect of the UK DAN Share (or the UK DAS Share).

A MLTD Ordinary Shareholder resident outside the UK may also be subject to foreign taxation on dividend income under local law. MLTD Ordinary Shareholders who are not resident in the UK (for tax purposes) should obtain their own tax advice concerning tax liabilities on dividends received from MPLC in respect of the UK DAN Share (or UK DAS Share).

4.2.2 Taxation of chargeable gains

A disposal or deemed disposal of MLTD Ordinary Shares (or MLTD Depositary Interests) by a UK resident or ordinarily resident MLTD Ordinary Shareholders, or in certain circumstances by a MLTD Ordinary Shareholder who is carrying on a trade, profession or vocation in the UK through a branch or agency or, in the case of a corporate MLTD Ordinary Shareholder, through a permanent establishment in connection with which their MLTD Ordinary Shares (or MLTD Depositary Interests) are held, will also involve a disposal of such MLTD Ordinary Shareholder's beneficial interest in the UK DAN Share (or UK DAS Share) and, together, such disposals may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

4.3 MPLC Special Converting Shares

4.3.1 Future conversion into MPLC Ordinary Shares

A future conversion of the MPLC Special Converting Shares into MPLC Ordinary Shares on the happening of a Conversion Event should not be treated as a disposal of the MPLC Special Converting Shares and should not, of itself, give rise to a charge to UK taxation of chargeable gains.

4.3.2 Taxation of dividends on MPLC Ordinary Shares

The tax treatment of dividends received on MPLC Ordinary Shares (following a conversion of the MPLC Special Converting Shares) should be the same as described at paragraph 1.1.1 of the Section headed "MPLC Ordinary Shares".

4.3.3 Taxation of capital gains

The tax treatment of a disposal or deemed disposal of MPLC Ordinary Shares (following a conversion of the MPLC Special Converting Shares) should be the same as described at paragraph 1.1.2 of the Section headed "MPLC Ordinary Shares".

4.4 Inheritance and gift taxes

On the basis that the MLTD share register is maintained in SA, MLTD Ordinary Shares (apart from MLTD Depositary Interests) should not have a UK *situs* and hence will be excluded from the estate of non-UK domiciled MLTD Ordinary Shareholders for UK inheritance tax purposes.

However, MLTD Depositary Interests, the UK DAN Share, the UK DAS Share and the MPLC Special Converting Shares will be assets situated in the UK for UK inheritance tax purposes. Accordingly, UK inheritance tax may be chargeable on the death of, or in certain circumstances on a gift of MLTD Ordinary Shares (which would also involve a gift of the MLTD Ordinary Shareholder's beneficial interest in the UK DAS or UK DAN Share) or MLTD Depositary Interests by an MLTD Ordinary Shareholder even if he is neither domiciled nor deemed to be domiciled in any part of the UK. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. MLTD Ordinary Shareholders should consult their professional advisers if they make a gift of any kind or intend to hold any MLTD Ordinary Shares or MLTD Depositary Interests through such an arrangement.

The UK inheritance tax consequences of holding MPLC Ordinary Shares following a conversion of the MPLC Special Converting Shares will be as described at paragraph 1.4 in the section headed "MPLC Ordinary Shares".

4.5 UK stamp duty and stamp duty reserve tax ("SDRT")

4.5.1 MLTD Ordinary Shares

Stamp duty will not be payable on a transfer on sale of MLTD Ordinary Shares, provided that such transfer is executed and retained outside the UK.

No SDRT will be payable in respect of any agreement to transfer MLTD Ordinary Shares, unless they are registered in a register kept in the UK on behalf of MLTD. It is not intended that any such register will be kept in the UK.

4.5.2 MLTD DIs

(i) Transfer of MLTD Ordinary Shares to the Custodian and issue of MLTD Depositary Interests

No stamp duty or SDRT will arise on the issue of MLTD Depositary Interests by the Depositary or on the surrender of MLTD Depositary Interests to the Depositary.

Provided that the MLTD Ordinary Shares are not registered in any register kept in the UK by or on behalf of MLTD and provided any transfer is executed and retained outside the UK, no stamp duty or SDRT will arise in respect of the transfer of MLTD Ordinary Shares to the Custodian. It is not intended that any such register will be kept in the UK.

(ii) Transfers of MLTD Depositary Instruments

No SDRT should be payable on an agreement to transfer MLTD DIs within CREST, provided that (i) the MLTD Ordinary Shares remain listed on a recognised stock exchange (as defined in Section 841 ICTA), which includes the JSE, (ii) no register of MLTD Ordinary Shares is kept in the UK by or on behalf of MLTD, and (iii) central management and control of MLTD is not exercised in the UK. It is not intended that any such register will be kept in the UK. On the basis of the management structure of the Mondi Group and the arrangements for holding MLTD board meetings described in Part XII "Details of the DLC Structure", HMRC have confirmed that MLTD will not be centrally managed and controlled in the UK.

If MLTD were to become centrally managed and controlled in the UK (even if not resident in the UK), then agreements to transfer MLTD Depositary Interests would be subject to SDRT, generally at 0.5% of the amount or value of the consideration payable. It is not expected that an instrument subject to UK stamp duty would be created in respect of such a transfer.

Any person who is in any doubt as to his or her UK taxation position should consult his or her professional advisers.

5 Taxation – SA

The following is a summary of the material South African income tax and capital gains tax consequences of holding and disposing of MLTD Ordinary Shares primarily for MLTD Ordinary Shareholders who are resident for tax purposes in SA.

The summary is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder.

5.1 MLTD Ordinary Shares

5.1.1 Taxation of ordinary dividends

For South African tax purposes, gross income, in relation to any year of assessment, specifically includes all local and foreign dividends accrued.

SA resident shareholders may claim an exemption from tax in respect of dividends on MLTD Ordinary Shares.

STC/Proposed dividend withholding tax

MLTD is currently subject to STC at a rate of 12.5 per cent on the net amount of any dividend declared. These dividends will give rise to STC credits for MLTD Ordinary Shareholders which are SA resident companies.

The South African Minister of Finance has recently announced proposed reforms to the STC regime. From 1 October 2007, STC will be renamed as a dividend tax. The dividend tax will apply at a rate of 10 per cent to all distributions made on/after 1 October 2007. Subject to certain conditions, during 2008, STC will be replaced by a final dividend withholding tax on shareholders of 10 per cent. Further details of how this tax will operate have still to be made available and, for corporate MLTD Ordinary Shareholders, it is not currently known whether the STC credits, referred to in the previous paragraph, will remain available if not utilised prior to the proposed introduction of a new dividends withholding tax in place of STC.

5.1.2 Taxation of capital gains and losses

(i) SA resident MLTD Ordinary Shareholders – individuals

A disposal of MLTD Ordinary Shares by an individual shareholder who is resident in SA for tax purposes may give rise to a gain (or loss) for the purposes of taxation of capital gains. The capital gain (or loss) on disposal of the MLTD Ordinary Shares will be equal to the difference between the disposal proceeds and the base cost.

A MLTD Ordinary Shareholder's base cost in the MLTD Ordinary Shares will generally be the consideration paid for the MLTD Ordinary Shares. Specific rules apply to the MLTD Ordinary Shares received pursuant to the Reduction of Capital. Please refer to paragraph 2.3 of Part IV: "Taxation" of the Anglo American Circular for a discussion of the base cost of these shares.

The base cost in the MLTD Ordinary Shares may be increased by one third of any interest or other cost incurred in the maintenance, protection, and insurance of the shares, to the extent that any such amount is not otherwise allowable for deduction in the determination of taxable income.

A gain on a disposal of MLTD Ordinary Shares, together with other gains, less allowable losses in a year of assessment, is subject to tax at the individual's marginal tax rate to the extent that it exceeds the annual exclusion (R15,000 for the year of assessment ending 29 February 2008). Only 25 per cent of the net capital gain is included in taxable income, resulting in a maximum potential marginal rate on capital gains of 10 per cent.

On the death of a taxpayer, there is a deemed disposal of the MLTD Ordinary Shares at market value, unless the shares are *inter alia* bequeathed to or are in favour of a surviving spouse. Deemed disposals to a surviving spouse, who is a SA resident, are treated, in practical effect, as taking place at no gain or loss. The annual exclusion increases from R60,000 to R120,000 where death occurs during the year of assessment ending 29 February 2008.

(ii) SA resident MLTD Ordinary Shareholders – corporates

A disposal of MLTD Ordinary Shares by a SA resident corporate shareholder may give rise to a gain (or loss) for the purposes of taxation of capital gains. The capital gain (or loss) on disposal of the MLTD Ordinary Shares is equal to the difference between the disposal proceeds and the base cost.

A shareholder's base cost in the MLTD Ordinary Shares will generally be the consideration paid for the shares. Specific rules apply to the MLTD Ordinary Shares received pursuant to the Reduction of Capital. Please refer to paragraph 2.3 of Part IV: "Taxation" of the Anglo American Circular for a discussion of the base cost of these shares. The base cost in the MLTD Ordinary Shares may be increased by one third of any interest or other cost incurred in the maintenance, protection, and insurance of the shares, to the extent that any such amount is not otherwise allowable for deduction in the determination of taxable income.

A gain on a disposal of MLTD Ordinary Shares by a corporate shareholder, together with other gains, less allowable losses in a year of assessment, is subject to tax at the normal tax rate for companies and close corporations (currently 29 per cent). Only 50 per cent of the net capital gain is included in taxable income, resulting in a maximum potential tax rate on capital gains of 14.5 per cent (before accounting for any STC that may be triggered by a subsequent distribution of the gain) by way of dividend.

5.2 UK DAS Share

SA resident MLTD Ordinary Shareholders will also have a beneficial interest in the UK DAS Share issued by MPLC to facilitate the payment of Matching Dividends.

5.2.1 Taxation of dividends

SA resident MLTD Ordinary Shareholders may claim an exemption from tax in respect of dividends declared by MPLC on the UK DAS Shares for so long as more than 10 per cent of the MPLC Ordinary Shares are held by South African resident shareholders and the MPLC Ordinary Shares are also listed on both the London Stock Exchange (or other non SA exchange recognised for this purpose in terms of the Income Tax Act) and the JSE. Distributions from reserves created by a reduction in MPLC's share capital and share premium account may be treated as a return of capital in the hands of MLTD Ordinary Shareholders rather than dividend income. Please refer to paragraph 5.2.2 below for a discussion of the treatment of such distributions.

Where for any reason the dividend exemption referred to above in respect of UK DAS Shares is not applicable, a deduction may be claimed in respect of a portion of interest actually incurred on loans used to purchase the MLTD Ordinary Shares. However, provided that the dividend exemption referred to above applies, no such deduction will be available.

5.2.2 **Taxation of dividends distributed from reserves created by a reduction in MPLC's share capital or share premium**

Dividends declared by MPLC on the UK DAS Share out of reserves created by a capital reduction in MPLC's share capital or share premium account (including the Reduction of Capital) may not be treated as dividend income in the hands of South African resident MLTD Ordinary Shareholders, but in practical effect as a return of capital. The distribution would then not be taxed immediately but is treated as a capital receipt for the purposes of taxation of capital gains to be added to the sale proceeds arising from any subsequent disposal of the MLTD Ordinary Shares, which include the MLTD Ordinary Shareholders' beneficial interest in the UK DAS Share in respect of which that distribution (out of share capital or share premium) was made. The amount of the capital distribution should, if denominated in a currency other than ZAR, be translated to ZAR at the spot rate on the date of distribution or, for individuals only, the average exchange rate for the relevant South African Shareholder's year of assessment (if so elected), or the spot rate on the date of distribution.

For Shareholders who have adopted the weighted average method to determine the base cost of their holdings in listed shares, the dividends declared by MPLC out of reserves created by a reduction in MPLC's share capital or share premium account will be treated as a reduction in the base cost of the MLTD Ordinary Shares. The amount of the capital distribution should, if denominated in a currency other than ZAR, be translated to ZAR as discussed above.

Future dividends out of distributable reserves currently created by the reduction of MPLC's share capital may, on another interpretation of the law, be viewed as foreign dividend income and not a return of capital. Furthermore, in the event that recently announced proposals for the introduction of a wider dividends definition with effect from 1 October 2007 are implemented, the new definition may treat dividends declared by MPLC out of reserves created by a reduction in MPLC's share capital or share premium account, as dividend income in the hands of South African resident MPLC Ordinary Shareholders.

5.2.3 **Taxation of capital gains**

A disposal of MLTD Ordinary Shares by a South African resident shareholder will also involve a disposal of such shareholder's beneficial interests in the UK DAS Share and in the MPLC Special Converting Shares. Together, such disposals will give rise to a capital gain or loss equal to the difference between the disposal proceeds and the base cost of the MLTD Ordinary Shares and related beneficial interests. Please refer to paragraph 5.1.2 above for a discussion of the base cost of the MLTD Ordinary Shares.

5.3 MPLC Special Converting Shares

5.3.1 **Future conversion into MPLC Ordinary Shares**

A future conversion of the MPLC Special Converting Shares into MPLC Ordinary Shares will constitute a South African capital gains tax event, which depending on the circumstances, could result in a capital gain or loss. The SA resident MLTD Ordinary Shareholders should therefore consult their own tax advisors should a conversion take place.

5.3.2 **Taxation of dividends on MPLC Ordinary Shares**

The tax treatment of dividends payable on MPLC Ordinary Shares (following a conversion of the MPLC Special Converting Shares) will be the same as described above for dividends on the UK DAS Share.

5.3.3 **Taxation of capital gains**

The tax treatment of a disposal or deemed disposal of MPLC Ordinary Shares (following a conversion of the MPLC Special Converting Shares) will in general be the same as described at paragraph 2.1.3 of the section entitled "MPLC Ordinary Shares".

5.4 MLTD Ordinary Shareholders who are not resident in South Africa

MLTD is not required to withhold tax at source when paying a dividend on the MLTD Ordinary Shares. Non-South African resident MLTD Ordinary Shareholders who receive a dividend from MLTD will not currently have any South African tax to pay in respect of the dividend. See however paragraph 5.1.1 above regarding the proposed new withholding tax on dividends at a flat final rate of 10 per cent (subject to double taxation treaty relief, if applicable).

On the basis that the value of MLTD Ordinary Shares is not derived from immovable property in South Africa (as to at least 80 per cent), MLTD Ordinary Shareholders who are not resident in SA for tax purposes will not be liable for South African tax on capital gains realised on the disposal of their MLTD Ordinary Shares (or MLTD Depositary Interests) (including such shares acquired following a conversion of the MLTD Special Converting Shares) and related beneficial interests in the UK DAN Share (or UK DAS Share) or MPLC Special Converting Shares unless such shares are attributable to a permanent establishment of that person in SA.

5.5 Estate duty

Where a person who is ordinarily resident in SA holds MLTD Ordinary Shares at the date of their death, the market value of such shares will be included in their estate. Shareholders who are not ordinarily resident in SA will also be liable to estate duty in SA in respect of their holding of MLTD Ordinary Shares.

Estate duty is levied at a flat rate of 20 per cent on the net value of the estate to the extent that it exceeds R3.5 million where death occurs during the year of assessment ending 29 February 2008.

In determining the net value of an estate, deductions are *inter alia* allowed for the value of bequests and property left to a surviving spouse, and estate liabilities, including capital gains tax paid on the deemed disposal of the shares on date of death.

5.6 UST/Stamp duty

5.6.1 MLTD Ordinary Shares

(i) *UST*

UST provides for the levying of tax in respect of the change in beneficial ownership in any securities which are transferable without a written instrument and are not evidenced by a certificate. A change in beneficial ownership includes any cancellation or redemption of a security but does not include the issue of a security.

A change of beneficial ownership of the MLTD Ordinary Shares as a result of every purchase of these shares through the agency of or from any member (registered broker) of the JSE is liable to payment of UST at the rate of 0.25 per cent of the consideration for the shares concerned in respect of such change in beneficial ownership. The selling broker is liable to make payment of the tax by not later than the fourteenth day of the month following that in which the change in beneficial ownership is effected, but may recover any tax payable from the transferee.

Where a change in the beneficial ownership in dematerialised MLTD Ordinary Shares is effected in any other manner, this change in beneficial ownership is also liable to payment of UST at the rate of 0.25 per cent on the greater of the consideration payable or the closing price of the MLTD Ordinary Shares on the date of the transaction. The person who acquires the beneficial ownership in the MLTD Ordinary Shares is liable for payment of the tax not later than the fourteenth day of the month following that in which the change in beneficial ownership is effected.

(ii) *Stamp Duty*

Stamp duty at the rate of 0.25 per cent is payable on the registration of the transfer of certificated MLTD Ordinary Shares into the name of a transferee, or on the acquisition of the beneficial ownership in the MLTD Ordinary Shares by a person without registration into such person's name, e.g. in a nominee arrangement.

The stamp duty payable on registration of transfer of certificated MLTD Ordinary Shares is payable by the transferee on the greater of the consideration or the market value of the

MLTD Ordinary Shares on the date of the transaction, and is payable before registration of transfer can be effected.

The stamp duty payable on acquisition of certificated MLTD Ordinary Shares without registration is payable by the person acquiring MLTD Ordinary Shares on the greater of the consideration or the market value of the MLTD Ordinary Shares on the date of the transaction, and is payable before the expiry period of six months from the date of acquisition of ownership (the nominee holder would be restricted from making any payments out of any amounts that accrue to a person who acquired ownership of the MLTD Ordinary Shares, or exercising any rights in relation to such MLTD Ordinary Shares, until such time as the stamp duty is paid).

5.6.2 MLTD DIs

(i) *Transfer of MLTD Ordinary Shares to the Custodian and issue of MLTD Depositary Interests*

Transfer of the MLTD Ordinary Shares to the MPLC Ordinary Shareholders (or their nominees including the Custodian) pursuant to the Reduction of Capital will be subject to stamp duty at the rate of 0.25 per cent on the market value of the MLTD Ordinary Shares. This stamp duty, whilst due by the recipient of the MLTD Ordinary Shares, will be paid by MPLC as part of the Reduction of Capital.

No stamp duty or UST will be payable on the issue of the MLTD Depositary Interests by the Depositary or the surrender of MLTD Depositary Interests to the Depositary.

(ii) *Transfers of MLTD Depositary Interests*

An agreement to transfer MLTD Depositary Interests in respect of dematerialised MLTD Ordinary Shares within CREST which results in a change in the beneficial ownership in the MLTD Ordinary Shares will be subject to UST at the rate of 0.25 per cent of the greater of the consideration payable or fair market value of the MLTD Ordinary Shares on the date of the transaction. The person liable for the UST is the person who acquires beneficial ownership in the MLTD Ordinary Shares. UST will similarly be payable by the person who acquires beneficial ownership in dematerialised MLTD Ordinary Shares in any other manner outside of Strate.

An agreement to transfer MLTD Depositary Interests in respect of certificated MLTD Ordinary Shares within CREST which results in the acquisition of ownership in the MLTD Ordinary Shares will be subject to stamp duty at the rate of 0.25 per cent on the greater of the consideration payable or market value of the MLTD Ordinary Shares. The person liable for the tax is the person who acquires ownership in the MLTD Ordinary Shares.

Any person who is in any doubt as to his or her taxation position should consult his or her professional advisers.

6 US Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a summary under present law of the material US federal income tax consequences of the acquisition, ownership and disposition of MLTD Ordinary Shares by a US Holder. This summary deals only with purchasers of MLTD Ordinary Shares that are US Holders and that will hold the MLTD

Ordinary Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of MLTD Ordinary Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address all of the tax considerations that may be relevant to investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, investors that own (directly or indirectly) 10 per cent or more of the voting stock of MLTD, investors that have a permanent establishment in South Africa, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, traders that elect to mark to market, investors that will hold the MLTD Ordinary Shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of MLTD Ordinary Shares that is, for US federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

The US federal income tax treatment of a partner in a partnership that holds MLTD Ordinary Shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of the acquisition, ownership and disposition of MLTD Ordinary Shares by the partnership.

The summary assumes that MLTD is not a passive foreign investment company (a "PFIC") for US federal income tax purposes, which MLTD believes to be the case. MLTD's possible status as a PFIC must be determined annually and therefore may be subject to change. If MLTD was to be a PFIC in any year, materially adverse consequences could result for US Holders.

The summary is based on the tax laws of the US, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and South Africa (the "SA Treaty"), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE MLTD ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

6.1 Characterisation of the DLC Structure

MLTD believes that US Holders may properly treat their MLTD Ordinary Shares as shares in MLTD, for US federal income tax purposes. However, the US federal income tax characterisation of the DLC Structure is not entirely clear. US Holders might instead be treated as owning an interest in a partnership among MLTD Ordinary Shareholders and MPLC Ordinary Shareholders, where the partnership's sole assets consist of the MLTD Ordinary Shares and MLTD Ordinary Shares. However, even if the DLC Structure were so characterised, a US Holder's share of income of the deemed partnership would generally be limited to dividends received by the US Holder. As a consequence, regardless of how the DLC Structure is characterised, the US federal income tax consequences for US Holders of MLTD Ordinary Shares should generally be as described below. The balance of this summary assumes that US Holders of MLTD Ordinary Shares will be treated as owning shares in MLTD. The treatment of payments received in respect of the Dividend Access Shares is not entirely clear. Prospective purchasers should consult their own tax advisers concerning the US federal income tax treatment of the DLC Structure, including payments received in respect of the Dividend Access Shares.

6.2 US Holders of MLTD Depositary Interests

For US federal income tax purposes, a US Holder of MLTD Depositary Interests should be treated as the owner of the corresponding number of MLTD Ordinary Shares represented by the MLTD Depositary Interests, and references herein to MLTD Ordinary Shares refer also to MLTD Depositary Interests representing the MLTD Ordinary Shares.

6.3 MLTD Ordinary Shares

6.3.1 Dividends

(a) General

Subject to the PFIC rules discussed below, distributions paid by MLTD out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to US corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the MLTD Ordinary Shares and thereafter as capital gain. However, MLTD does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by MLTD with respect to MLTD Ordinary Shares will constitute ordinary dividend income. US Holders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from MLTD.

For taxable years that begin before 2011, dividends paid MLTD will be taxable to a non-corporate US Holder as "qualified dividend income" at the special reduced rate normally applicable to capital gains, provided MLTD qualifies for the benefits of the SA Treaty, which MLTD expects to be the case. A US Holder will be eligible for this reduced rate only if it has held the MLTD Ordinary Shares (as applicable) for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

(b) Foreign currency dividends

Dividends paid in rand will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the rand are converted into US dollars at that time. If dividends received in rand is converted into US dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

6.3.2 Effect of South African Withholding Taxes

As discussed in 5.1.1 above, under "MLTD Ordinary Shares—taxation of ordinary dividends", payments of dividends by MLTD to foreign investors may become subject to a 10% South African withholding tax. For US federal income tax purposes, US Holders will generally be treated as having received the amount of South African taxes withheld by MLTD, and as then having paid over the withheld taxes to the South African taxing authorities. As a result of this rule, the amount of dividend income included in gross income for US federal income tax purposes by a US Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the US Holder from MLTD with respect to the payment.

A US Holder will generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for South African income taxes withheld by MLTD. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several "baskets", and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by MLTD generally will constitute foreign source income in the "passive income" basket. If a US Holder receives a dividend from MLTD that qualifies for the reduced rate described in 6.3.1 above under "Dividends-General", the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances, a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the US Holder has not held the MLTD Ordinary Shares for at least 16 days in the 31-day period beginning 15 days before the ex dividend date.

US Holders that are accrual basis taxpayers, and who do not otherwise elect, must translate South African taxes into US Dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US Holders must translate taxable dividend income into US Dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for South African taxes relative to the US Holder's US federal income tax liability attributable to a dividend. However, cash basis and electing accrual basis US Holders may translate South African taxes into US Dollars using the exchange rate in effect on the day the taxes were paid. Any such election by an accrual basis US Holder will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the IRS.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of South African taxes, and of receiving a dividend from MLTD that is eligible for the special reduced rate described in 6.3.1 above under "Dividends-General".

6.3.3 **Sale or other disposition**

A US Holder's tax basis in an MLTD Ordinary Share will generally be its US dollar cost. The US dollar cost of an MLTD Ordinary Share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of MLTD Ordinary Shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Subject to the PFIC rules discussed below, upon a sale or other disposition of MLTD Ordinary Shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the MLTD Ordinary Shares. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the MLTD Ordinary Shares exceeds one year. However, regardless of a US Holder's actual holding period, any loss may be long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above under paragraph 6.3.1: "MLTD Ordinary Shares – Dividends – General" and exceeds 10 per cent of the US Holder's tax basis in its MLTD Ordinary Shares. Any gain or loss will generally be US source.

The amount realised on a sale or other disposition of MLTD Ordinary Shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of MLTD Ordinary Shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be determined using the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

6.3.4 **Disposition of foreign currency**

Foreign currency received on the sale or other disposition of an MLTD Ordinary Share will have a tax basis equal to its US dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the US dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase MLTD Ordinary Shares or upon exchange for US dollars) will be US source ordinary income or loss.

6.3.5 **Passive foreign investment company considerations**

MLTD believes that it should not be treated as a PFIC for US federal income tax purposes, but MLTD's possible status as a PFIC must be determined annually and therefore may be subject to change. If MLTD were to be treated as a PFIC, US Holders of MLTD Ordinary Shares would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of MLTD Ordinary Shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. US Holders would be able to avoid some of the tax consequences described above by making certain valid elections with respect to MLTD Ordinary Shares, provided any such elections were available.

Additionally, dividends paid by MLTD would not be eligible for the special reduced rate of tax described above under paragraph 6.3.1: "MLTD Ordinary Shares – Dividends – General". Prospective purchasers should consult their tax advisers regarding the potential application of the PFIC regime.

6.4 Backup withholding and information reporting

Payments of dividends and other proceeds with respect to MLTD Ordinary Shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing of the appropriate claim for refund with the US Internal Revenue Service and furnishing all required information.

PART XIV: ADDITIONAL INFORMATION

1 The Holding Companies

1.1 MPLC

MPLC was incorporated and registered in England and Wales on 11 April 2007 under the Companies Act as a public limited company with the name Hackplimco (No.119) PLC and with registered number 6209386. By a written resolution dated 17 April 2007, MPLC resolved to change its name to Mondi plc. MPLC was registered as an external company in South Africa on 22 May 2007 under registration number 2007/014903/10.

The registered and head office of MPLC is at Building 1, Aviator Park, Station Road, Addlestone, Surrey KT15 2PG, United Kingdom. The telephone number of the registered office is +44 1932 826300.

The principal legislation under which MPLC operates is the Companies Act and regulations made thereunder.

The business of MPLC, and its principal activity, is to act as a holding company.

1.2 MLTD

MLTD was incorporated and registered in South Africa on 11 December 1967 under the South African Companies Act as a public limited company with the name Main Paper Company Limited and with registration number 1967/013038/06. By a written resolution dated 30 December 1968, Main Paper Company Limited resolved to change its name to Mondi Valley Paper Company Limited. By a written resolution dated 16 January 1970, Mondi Valley Paper Company Limited resolved to change its name to Mondi Paper Company Limited. By a written resolution dated 21 October 1994, Mondi Paper Company Limited resolved to change its name to Mondi Limited. By a written resolution dated 2 November 2004, Mondi Limited resolved to change its name to Mondi South Africa Limited. By a written resolution dated 10 May 2007, Mondi South Africa Limited resolved to change its name to Mondi Limited.

The registered and head office of MLTD is at 44 Main Street, Johannesburg 2001, South Africa. The telephone number of the registered office is +27 11 638 4000.

The principal legislation under which MLTD operates is the South African Companies Act and regulations made thereunder.

The business of MLTD, and its principal activity, is to act as a holding company.

2 Share Capital

2.1 MPLC

2.1.1 MPLC was incorporated with an authorised share capital of £50,000 divided into 50,000 ordinary shares of £1 each, of which two were issued for cash at par to the subscribers to MPLC's Memorandum of Association. On 1 May 2007, one of such subscriber shares was transferred to Michael Sullivan and one was transferred to Clodagh Hayes.

On 10 May 2007, 49,998 ordinary shares of £1 each were allotted at par to Michael Sullivan, and paid up as to one quarter of their nominal value against an undertaking to pay cash in respect of such amount, in order to enable MPLC to obtain a certificate to do business under Section 117 of the Companies Act.

On 28 May 2007, the authorised share capital of MPLC was increased from £50,000 to €3,550,000,004 and £50,000 by the creation of 1,750,000,000 MPLC Ordinary Shares of €2 each, 25,000,000 MPLC Special Converting Shares of €2 each, one UK DAN share of €1, one UK DAS Share of €1, one MPLC Special Rights Share of €1 and one MPLC Special Voting Share of €1. At the same time, the 49,998 partly paid sterling ordinary shares were redesignated as 5 per cent cumulative preference shares of £1 each (the "MPLC Preference Shares"), the rights of which are set out in the MPLC Articles of Association and summarised in paragraph 4.4.9 below and the two fully paid sterling ordinary shares of £1.00 each were redesignated as special ordinary shares (the "MPLC Special Ordinary Shares"), the rights of which provide for their automatic conversion into MPLC Preference Shares upon the Demerger Dividend being paid.

2.1.2 None of the shares in MPLC have been offered or issued at a discount or at a premium. There have been no share repurchases.

2.1.3 Accordingly, as at 28 May 2007, being the last practicable date prior to publication of this document, the authorised and issued share capital of MPLC was, and immediately prior to payment of the Demerger Dividend, will be, as follows:

	Authorised		Issued	
	(number)	Amount	(number)	Amount
MPLC Special Ordinary Shares of £1 each	2	£2	2	£2
MPLC Preference Shares of £1 each	49,998	£49,998	49,998	£49,998
MPLC Ordinary Shares of €2 each	1,750,000,000	€3,500,000,000	0	0
MPLC Special Converting Shares of €2 each	25,000,000	€50,000,000	0	0
UK DAN Share	1	€1	0	0
UK DAS Share	1	€1	0	0
MPLC Special Voting Share	1	€1	0	0
MPLC Special Rights Share	1	€1	0	0

2.1.4 Save for the MPLC Special Ordinary Shares, MPLC has no convertible securities, exchangeable securities or securities with warrants in issue.

2.1.5 By a special resolution of MPLC passed on 28 May 2007 by the members of MPLC entitled to vote thereon:

(a) the Directors were generally and unconditionally authorised, pursuant to and in accordance with Section 80 of the Companies Act, to exercise all or any powers of MPLC to allot relevant securities (within the meaning of Section 80(2) of the Companies Act) up to an aggregate nominal amount of €3,000,000,000 for a period expiring on 6 July 2007 and thereafter up to an aggregate nominal amount of €30,000,000 for a period expiring (unless previously renewed, varied or revoked) at the conclusion of the annual general meeting of MPLC falling in 2008 (in each case on terms that, during such period, MPLC may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such period and the Directors may allot relevant securities in pursuance of such an offer or agreement as if such authority had not expired) and all previous authorities granted to the Directors pursuant to Section 80 of the Companies Act were revoked without prejudice to any allotments made or agreed to be made pursuant to the terms of such authorities; and

(b) the Directors were empowered, pursuant to Section 95 of the Companies Act, to allot equity securities (within the meaning of Section 94(2) of the Companies Act) wholly for cash pursuant to and for the period of the authorities described in (a) above as if Section 89(1) of the Companies Act did not apply to any such allotment (on terms that MPLC may make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority for a period expiring (unless previously renewed, varied or revoked) at the conclusion of the annual general meeting of MPLC falling in 2008 provided that such power is limited to (A) the allotment of equity securities in connection with a "rights issue" (as such term is defined in the MPLC Articles of Association); and (B) the allotment (otherwise than as described in (A) above) of equity securities for cash up to an aggregate nominal amount of €3,695,000.

2.1.6 By a special resolution passed on 28 May 2007 by the members of MPLC entitled to vote thereon, it was resolved that subject to the Conditions (as hereinafter defined):

(a) the capital of MPLC be reduced by:

(i) cancelling paid up capital to the extent of €1.95 on each of the Issued Ordinary Shares;

(ii) repaying to the holders of the Issued Ordinary Shares an amount equal to the Capital Repayment Reduction Amount in respect of each Issued Ordinary Share held by them; provided that such repayment shall not be paid in cash but shall be effected by MPLC (x) transferring or procuring that there is transferred or issued to the holders of the Issued Ordinary Shares one MLTD Ordinary Share for every ten Issued Ordinary Shares held; and (y) paying the South African stamp duty or South African UST payable in respect of any such transfer provided further that the Directors be and are hereby authorised to exercise the powers conferred on them by Article 12 of the Articles of Association of MPLC:

(a) to transfer or procure the transfer or issue of the MLTD Ordinary Shares or any of them to which any holder or holders of Issued Ordinary Shares become entitled pursuant to such reduction of capital to any nominee for such holder or holders on such terms as to the holding of the same by such nominee as the Directors shall consider appropriate; and

(b) where such repayment would result in any holder of Issued Ordinary Shares being entitled to a fraction of a MLTD Ordinary Share, such fraction shall, so far as possible, be aggregated with the fractions of a MLTD Ordinary Share to which other holders of Issued Ordinary Shares may be entitled and the Directors be and are hereby authorised to sell (or appoint any other person to sell) to any person, on behalf of the relevant holders of Issued Ordinary Shares, all the MLTD Ordinary Shares representing such fractions at the best price reasonably obtainable to any person, and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant holders of Issued Ordinary Shares entitled thereto (save that any fraction of a penny or cent (as the case may require) which would otherwise be payable shall be rounded up or down in accordance with the usual practice of the registrar of MPLC) and that any Director (or any person appointed by the Directors) shall be and is hereby authorised to do all acts and things the Directors consider necessary or expedient to effect the transfer or issue of such MLTD Ordinary Shares to, or in accordance with the directions of, any buyer of such MLTD Ordinary Shares; and

(c) if the Directors deem necessary or expedient in relation to legal, regulatory or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange, in any territory, for the sale for the best price reasonably obtainable of any such MLTD Ordinary Shares to which any holder of Issued Ordinary Shares affected by such laws or requirements would otherwise be entitled and the distribution of the net proceeds of sale in due proportion among those holders;

(iii) reducing the nominal amount of each of the Issued Ordinary Shares from €2.00 to €0.05;

(b) forthwith upon the above reduction of capital taking effect and conditional on the same:

(i) all the Post-reduction Issued Ordinary Shares shall be consolidated into new ordinary shares of €0.20 each in the capital of MPLC (the **"New Ordinary Shares"**), provided that, where such consolidation results in any member being entitled to a fraction of a New Ordinary Share, such fraction shall, so far as possible, be aggregated with the fractions of a New Ordinary Share to which other members of MPLC may be entitled and the Directors be and are hereby authorised to sell (or appoint any other person to sell) to any person, on behalf of the relevant members, all the New Ordinary Shares representing such fractions at the best price reasonably obtainable to any person, and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant members entitled thereto (save that any fraction of a penny or cent (as the case may require) which would otherwise be payable shall be rounded up or down in accordance with the usual practice of the registrar of MPLC) and that any

Director (or any person appointed by the Directors) shall be and is hereby authorised to execute an instrument of transfer in respect of such shares on behalf of the relevant members and to do all acts and things the Directors consider necessary or expedient to effect the transfer of such shares to, or in accordance with the directions of, any buyer of such shares;

(ii) each of the Authorised But Unissued Ordinary Shares each in the capital of MPLC be and is hereby sub-divided into 10 MPLC Ordinary Shares of €0.20 each; and

(iii) each of the Authorised But Unissued Special Converting Shares in the capital of MPLC be and is hereby sub-divided into 10 MPLC Special Converting Shares of €0.20 each.

(c) for the purposes of the above resolution:

"Authorised But Unissued Ordinary Shares" means MPLC Ordinary Shares of €2.00 each in the capital of MPLC which are authorised but unissued at 10.00 a.m. on the Order Date;

"Authorised But Unissued Special Converting Shares" means Special Converting Shares of €2.00 each in the capital of MPLC which are authorised but unissued at 10.00 a.m. on the Order Date;

"Authorised But Unissued Shares" means the Authorised But Unissued Ordinary Shares and the Authorised But Unissued Special Converting Shares;

"Capital Repayment Reduction Amount" means an amount equal to the Transfer Amount divided by the number of Issued Ordinary Shares;

"Conditions" means:

(i) the approval of the reduction of capital contemplated by this resolution by a special resolution of Anglo American plc;

(ii) the approval of the consolidation of Issued Ordinary Shares and the sub-division of the Authorised But Unissued Shares contemplated by this Resolution by a special resolution of Anglo American plc;

(iii) the payment of the Demerger Dividend and MPLC issuing the Initial Ordinary Shares required to be issued pursuant thereto; and

(iv) the passing of the Directors' Resolution;

"Circular" means the Circular proposed to be dated on or around 1 June 2007 and to be sent to the holders of shares in Anglo American plc, a draft of which was produced to the meeting;

"Demerger Dividend" means the special dividend *in specie* proposed to be paid to Shareholders by Anglo American plc to effect the distribution to Shareholders of the MPLC Ordinary Shares and described in the Circular;

"Directors' Resolution" means a resolution of the Directors of MPLC (or duly authorised committee of the Board of Directors of MPLC) passed after the payment of the Demerger Dividend, to the effect that it is in the best interests of MPLC to proceed with the Reduction of Capital;

"Initial Ordinary Shares" means ordinary shares of €2.00 each in the capital of MPLC;

"Issued Ordinary Shares" means MPLC Ordinary Shares in issue at the time when the Directors' Resolution is passed (including any MPLC Ordinary Shares issued pursuant to the payment of the Demerger Dividend);

"Order Date" means the date on which an order is made confirming the reduction of capital contemplated by the resolution, or, if later, the date on which such order is expressed to take effect;

"**Post-reduction Issued Ordinary Shares**" means the MPLC Ordinary Shares of €0.05 each in issue upon the reduction of capital contemplated by the resolution taking effect;

"**Reduction of Capital**" means the reduction of capital of MPLC contemplated by the resolution;

"**Shareholders**" means the holders of the ordinary shares in Anglo American plc;

"**Transfer Amount**" means the amount which the Directors of MPLC shall, by resolution passed prior to or at the same time as the passing of the Directors' Resolution, select; and

"**ZAR**" means the lawful currency of the Republic of South Africa.

(d) If the resolution shall not have become unconditional on or before Friday, 6 July 2007 or if the Transfer Amount shall not have been determined on or before that date, the resolution will lapse.

2.1.7 By a special resolution passed on 28 May 2007 by the members of MPLC entitled to vote thereon, the Directors were authorised, pursuant to Section 166 of the Companies Act, to make market purchases of MPLC Ordinary Shares on behalf of MPLC subject to the following conditions:

(i) the maximum number of shares which may be purchased under the authority is 36,000,000 MPLC Ordinary Shares of €0.20 each;

(ii) the maximum price at which the shares may be purchased (exclusive of expenses) is the higher of an amount equal to 105 per cent of the average of the closing prices as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the shares are contracted to be purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulations 2003 and the minimum price is €0.20 per share exclusive of expenses; and

(iii) the authority to purchase expires at the conclusion of the annual general meeting of MPLC falling in 2008 provided that any contract for the purchase of any shares concluded before the expiry of such authority may be executed wholly or partly after such authority expires; and

2.1.8 By an ordinary resolution passed on 28 May 2007 by the members of MPLC entitled to vote thereon, approval was given for the Directors to establish an employee share trust and to adopt and operate the following employee share schemes (each of which is described in detail in paragraph 8 of this Part XIV: "Additional Information") in the terms of the drafts laid before the members, subject to such amendments as the Directors may consider necessary or appropriate:

(i) the Mondi plc Long Term Incentive Plan;

(ii) the Mondi plc Bonus Share Plan;

(iii) the Mondi plc Discretionary Share Option Plan;

(iv) the Mondi plc Share Incentive Plan;

(v) the Mondi plc Sharesave Option Plan; and

(vi) the Mondi plc co-investment arrangement for David Hathorn.

2.1.9 The Demerger Dividend is, subject to the Demerger Resolutions being passed by the Anglo American Shareholders at the Anglo American Extraordinary General Meeting, expected to be paid at 12.30 a.m. on Monday, 2 July 2007 and, accordingly, up to 1,478,511,920 MPLC Ordinary Shares of €2 each will be allotted and issued, fully paid, to Anglo American Shareholders (assuming 1,478,511,920 Existing Anglo American Ordinary Shares in issue at the Record Time, being the number of Existing Anglo American Ordinary Shares in issue as at 25 May 2007, the latest practicable date prior to the publication of this document).

2.1.10 Following payment of the Demerger Dividend, the MPLC Directors intend to allot for cash at par, the MPLC Special Rights Share to UK Trust Co.

2.1.11 Following the Reduction of Capital and the MPLC Share Consolidation and in compliance with its obligations under the Sharing Agreement, the MPLC Directors intend to capitalise part of the reserve arising on the Reduction of Capital in paying up, and issuing to UK Trust Co, the UK DAS Share, the UK DAN Share, the MPLC Special Voting Share and such number of MPLC Special Converting Shares as will ensure the MPLC Equivalent Number is in issue.

2.1.12 Accordingly, the proposed authorised and issued share capital of MPLC as it will be immediately following the Demerger (including, for the avoidance of doubt, the Reduction of Capital, the MPLC Share Consolidation and the implementation of the DLC Structure) (assuming 1,478,511,920 Existing Anglo American Ordinary Shares in issue as at the Record Time, being the number of Existing Anglo American Ordinary Shares in issue as at 25 May 2007, the latest practicable date prior to the publication of this document) is as follows:

	Authorised		Issued	
	(number)	Amount	(number)	Amount
MPLC Ordinary Shares of €0.20 each	3,084,508,780	€616,901,756	369,627,980	€73,925,596
MPLC Preference Shares of £1 each	50,000	£50,000	50,000	£50,000
MPLC Special Converting Shares of €0.20 each	250,000,000	€50,000,000	147,851,192	€29,570,238.40
UK DAN Share	1	€1	1	€1
UK DAS Share	1	€1	1	€1
MPLC Special Voting Share	1	€1	1	€1
MPLC Special Rights Share	1	€1	1	€1

2.1.13 Although following Admission the authority to allot relevant securities referred to in paragraph 2.1.5(a) above may exceed one third of the issued share capital of MPLC at that time (since the number of MPLC Ordinary Shares to be issued to Anglo American Shareholders pursuant to the Demerger Dividend is uncertain), MPLC will not, after Admission, allot MPLC Ordinary Shares and/or MPLC Special Converting Shares, in aggregate, equal to more than one third of the then issued share capital of MPLC unless the Directors are authorised to do so pursuant to an ordinary resolution of MPLC.

Similarly, although following Admission the authority to allot equity securities referred to in paragraph 2.1.5(b) above otherwise than as described in paragraph (A) of such resolution may exceed five per cent of the then issued share capital of MPLC at that time (since the number of MPLC Ordinary Shares to be issued to Anglo American Shareholders pursuant to the Demerger Dividend is uncertain), MPLC will not, after Admission, allot MPLC Ordinary Shares for cash and/or MPLC Special Converting Shares when required to do so as a result of the issue of MLTD Ordinary Shares for cash, in aggregate, during the period referred to in such paragraph otherwise than as described in paragraph (A) of such resolution equal to more than five per cent of the then issued share capital of MPLC unless the Directors are authorised to do so pursuant to a special resolution of MPLC.

Although, following Admission, the authority to make market purchases referred to in paragraph 2.1.7 above may exceed ten per cent of the issued share capital of MPLC (since the number of MPLC Ordinary Shares to be issued to Anglo American Shareholders pursuant to the Demerger Dividend is uncertain), MPLC will not, after Admission, make market purchases of MPLC Ordinary Shares in excess of ten per cent of the then issued share capital of MPLC unless the Directors are authorised to do so pursuant to a special resolution of MPLC.

2.1.14 Save as disclosed in this paragraph 2.1 at the date of this document:

(a) there has been no issue of shares or loan capital of MPLC since its incorporation; and

(b) no share or loan capital of MPLC is under option or agreed to be put under option.

At the date of this document, MPLC has no subsidiary undertakings and, accordingly, there has been no material issue of shares or loan capital by any subsidiary undertaking of MPLC for cash or other consideration.

2.1.15 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of MPLC.

2.1.16 The MPLC Ordinary Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the MPLC Ordinary Shares.

2.2 MLTD

2.2.1 MLTD was incorporated in 1967 in Pretoria, South Africa with an authorised share capital of R1,000,000 divided into 1,000,000 ordinary shares of R1.00 each, of which seven were issued for cash at the par (nominal) value thereof to the subscribers to the MLTD Memorandum of Association.

2.2.2 Since the incorporation of MLTD, there have been a number of changes to the authorised and/or issued share capital of MLTD. As at 31 December 2003, the authorised and issued share capital of MLTD was as follows:

	Authorised		Issued	
	(number)	(Amount)	(number)	(Amount)
MLTD ordinary shares of R0.01 each	554,143,125	R5,541,431.25	217,402,519	R2,174,205.19
"C" redeemable cumulative preference shares of R0.01 each	116,667	R1,166.67	0	0
"K" redeemable preference shares of R0.01 each	100,000	R1,000	0	0

2.2.3 During the three years ended 31 December 2006 and in the period from 1 January 2007 to 3 May 2007:

(a) there have been no increases or reductions in authorised share capital; and

(b) there have been no consolidation or subdivisions of any shares in MLTD.

2.2.4 On 20 June 2006, 100,000,000 ordinary shares of R0.01 each in MLTD were issued to Anglo South Africa Capital (Proprietary) Limited ("ASAC") in connection with a series of transactions then contemplated in regard to the unbundling of the Mondi Group by Anglo American.

2.2.5 On 4 May 2007, 37,537,339 ordinary shares of R0.01 each in MLTD were issued to ASAC in connection with the conversion of certain loans previously entered into by MLTD.

2.2.6 On 14 May 2007, 2 ordinary shares of R0.01 each in MLTD were issued to ASAC in order to avoid any fractions arising upon the consolidation of the ordinary shares as described in paragraph 2.2.7 below.

2.2.7 By a special resolution on 16 May 2007 by the members of MLTD entitled to vote thereon:

(a) the authorised share capital of MLTD (comprising R5,543,597.92 divided into 554,143.125 authorised ordinary shares of R0.01 each, 116,667 authorised "C" cumulative redeemable preference shares of R0.01 each and 100,000 authorised "K" cumulative redeemable preference shares of R0.01 each) was changed to R5,543,598.00 divided into 554,359,800 ordinary shares of R0.01 each by

(i) converting each of the authorised but unissued "C" cumulative redeemable preference shares of R0.01 and each of the authorised but unissued "K" cumulative redeemable preference shares of R0.01 each into authorised but unissued ordinary shares of R0.01 each, such converted authorised but unissued ordinary share ranking *pari passu* with each of the existing authorised but unissued ordinary shares of R0.01 each; and

(ii) increasing the authorised ordinary shares of R0.01 each (including the converted "C" and "K" cumulative redeemable preference shares) from 554,359,792 authorised ordinary shares of R0.01 each to 554,359,800 authorised ordinary shares of R0.01 each by the creation of 8 (authorised but unissued) ordinary shares of R0.01 each, each such additional authorised but unissued ordinary share ranking *pari passu* with each of the existing authorised but unissued ordinary shares of R0.01 each; and

(b) following the steps described in paragraph 2.2.7(a) above, the authorised ordinary share capital of MLTD, comprising 554,359,800 ordinary shares of R0.01 each, and the issued ordinary share capital of MLTD, comprising 354,939,860 ordinary shares of R0.01 was consolidated into, respectively:

(i) 27,717,990 authorised ordinary shares of R0.20 each;

(ii) 17,746,993 issued ordinary shares of R0.20 each,

by consolidating the ordinary shares of R0.01 each on a 20 for one basis.

2.2.8 On 23 May 2007 the members of MLTD entitled to vote thereon resolved by special resolution to increase the authorised share capital of MLTD from R5,543,598 to R180,000,003 by the creation, as authorised but unissued shares, of 222,282,010 MLTD Ordinary Shares of R0.20 each ranking pari passu with existing MLTD Ordinary Shares, 650,000,000 MLTD Special Converting Shares of R0.20 each, one SA DAN Share of R1.00 each, one SA DAS Share of R1.00 each and one MLTD Special Rights Share of R1.00 each, such SA DAN Share, SA DAS Share, MLTD Special Rights Share and MLTD Special Converting Shares having the rights, privileges and conditions attaching to those shares as set out in the MLTD Articles of Association (which were adopted on that date).

2.2.9 Accordingly, upon the registration of the special resolution referred to in paragraph 2.2.8 by the South African Registrar of Companies (which registration was expected to occur shortly after 25 May 2007, being the last practicable date prior to the publication of this document), the authorised and issued share capital of MLTD will be as follows:

	Authorised		Issued	
	(number)	Amount	(number)	Amount
MLTD Ordinary Shares of R0.20 each	250,000,000	R50,000,000	17,746,993	R3,549,399
SA DAS Share of R1.00	1	R1	0	R0
SA DAN Share of R1.00	1	R1	0	R0
MLTD Special Converting Shares of R0.20 each	650,000,000	R130,000,000	0	R0
MLTD Special Rights Share of R1.00	1	R1	0	R0

2.2.10 By resolutions passed on 23 May 2007 by the members of MLTD entitled to vote thereon, it was resolved that:

(a) the Directors be generally and unconditionally authorised for the purposes of Section 221 of the SA Companies Act to exercise all the powers of MLTD to allot and issue at par in connection with the Demerger, including by way of capitalisation of amounts standing to the credit of the reserves of MLTD all authorised but unissued MLTD Ordinary Shares such authority to expire at the next MLTD Annual General Meeting;

(b) the Directors be generally and unconditionally authorised for the purposes of Section 221 of the SA Companies Act to exercise all the powers of MLTD to allot and issue at par, and for cash, in connection with the Demerger, the MLTD Special Rights Share to SA Trust Co, such authority to expire at the next MLTD Annual General Meeting;

(c) the Directors be generally and unconditionally authorised for the purposes of Section 221 of the SA Companies Act and pursuant to the rights attaching to the MLTD Special Rights Share, and as part of the Demerger, to capitalise up to R130,000,002, being part of the sum which will stand to the credit of the reserves of MLTD in order to allot and issue at par the SA DAS Shares, the SA DAN Shares and the MLTD Special Converting Shares to SA Trust Co as the holder of the MLTD Special Rights Share, paid up in full;

(d) the Directors be authorised generally and unconditionally, for the purposes of Section 221 of the SA Companies Act, to exercise all the powers of MLTD to allot and issue relevant securities up to an aggregate nominal amount of R20,407,598, such authority to expire at the MLTD Annual General Meeting (but MLTD may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of the authority and the Directors may allot relevant securities pursuant to that offer or agreement as if the authority has not expired);

(e) the Directors be generally empowered, pursuant to the JSE Listings Requirements and the SA Companies Act, to allot equity securities pursuant to the authority referred to in paragraph (d) for cash, such power being limited to:

(i) the allotment of equity securities in connection with an offer of securities, open for acceptance for a period fixed by the Directors, by way of rights to holders of ordinary shares in MLTD and such other equity securities of MLTD as the Directors may determine on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or otherwise howsoever); and

(ii) in any one financial year, the allotment (otherwise than pursuant to (i) above) of equity securities up to a maximum amount of the lesser of (i) 15 per cent of MLTD's equity securities of that class in issue and (ii) the number of authorised but unissued equity shares of that class of equity shares in the share capital of MLTD,

such authority to expire at the MLTD Annual General Meeting;

(f) the Directors be authorised, pursuant to Section 85 of the SA Companies Act, to make market purchases of ordinary shares on behalf of MLTD subject to the following conditions:

(i) the number of ordinary shares of R0.20 each which may be purchased under this authority shall not exceed, in any one financial year and in the aggregate, 20 per cent of the total number of ordinary shares of R0.20 each in issue in the capital of MLTD;

(ii) the maximum price at which the shares may be purchased is an amount equal to 110 per cent of the weighted average of the closing prices as derived from the JSE's Daily Official List for the five business days immediately preceding the day on which the shares are contracted to be purchased;

(iii) subject to the Directors believing that the requirements of Section 85(4) have in respect of each purchase, been satisfied;

(iv) the authority to purchase expires at the conclusion of the MLTD Annual General Meeting to be held in 2008 provided that any contract for the purchase of any shares concluded before the expiry of such authority may be executed wholly or partly after such authority expires; and

(g) the Directors be generally and unconditionally authorised to establish an employee share trust and to adopt and operate the following employee share schemes (each of which is described in detail in paragraph 8 of this Part XIV: "Additional Information") in the terms of the drafts laid before the members, subject to such amendments as the Directors (or duly authorised committee of the MLTD Board) may consider necessary or appropriate:

(i) the Mondi Limited Long Term Incentive Plan;

(ii) the Mondi Limited Bonus Share Plan;

(iii) the Mondi Limited Discretionary Share Option Plan; and

(iv) the Mondi Limited co-investment arrangement for David Hathorn.

2.2.11 Following payment of the Demerger Dividend, the MLTD Directors intend to allot for cash at par, the MLTD Special Rights Share to SA Trust Co.

2.2.12 Following the allotment for cash of the MLTD Special Rights Share but prior to the Reduction of Capital and the MPLC Share Consolidation, the MLTD Directors intend to capitalise part of the share premium account in paying up, and allotting to MPLC (or its nominees) further MLTD Ordinary Shares such that MPLC will hold, immediately prior to the Reduction of Capital, the exact number of MLTD Ordinary Shares to be distributed to MPLC Ordinary Shareholders pursuant to the Reduction of Capital.

2.2.13 Following the Reduction of Capital and in compliance with its obligations under the Sharing Agreement, the MLTD Directors intend to capitalise part of MLTD's share premium account in paying up, and issuing to SA Trust Co such number of MLTD Special Converting Shares as will ensure the MLTD Equivalent Number is in issue and allot for cash the SA DAN Share and the SA DAS Share.

2.2.14 Accordingly, the proposed authorised and issued share capital of MLTD as it will be immediately following the Demerger (assuming 1,478,511,920 Existing Anglo American Ordinary Shares in issue as at the Record Time, being the number of Existing Anglo American Ordinary Shares in issue as at 25 May 2007, the latest practicable date prior to the publication of this document) is as follows:

	Authorised		Issued	
	(number)	Amount	(number)	Amount
MLTD Ordinary Shares of R0.20 each	250,000,000	R50,000,000	147,851,192	R29,570,238.40
SA DAS Share at R1.00	1	R1	1	R1
SA DAN Share at R1.00	1	R1	1	R1
MLTD Special Converting Shares of R0.20 each	650,000,000	R130,000,000	369,627,980	R73,925,596
MLTD Special Rights Share at R1.00	1	R1	1	R1

2.2.15 Save as disclosed in this paragraph 2.2, at the date of this document no share or loan capital of MLTD is under option or agreed to be put under option.

2.2.16 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of MLTD.

2.3 Shareholdings following the Demerger

2.3.1 As a result of the Demerger, and subject to rounding down fractional entitlements to MPLC Ordinary Shares and MLTD Ordinary Shares, Anglo American Shareholders will receive:

for every 100 Existing Anglo American Ordinary Shares held	**25 MPLC Ordinary Shares and 10 MLTD Ordinary Shares or MLTD Depositary Interests**

The individual entitlements of Anglo American Shareholders (other than SA Dematerialised Shareholders) will be calculated by reference to their holdings of Existing Anglo American Ordinary Shares on the Register at the Record Time, being 12.01 a.m. on Monday, 2 July 2007 and individual entitlements of SA Dematerialised Shareholders will be calculated by reference to their holdings as at the JSE Record Time, being 5.00 p.m. (South African time) on Friday, 6 July 2007.

2.3.2 **MPLC**

(a) As at 25 May 2007 (being the last practicable date prior to the publication of this document), all of the issued shares in MPLC are held by Michael Sullivan and Clodagh Hayes. Pursuant to the Demerger, the shares in MPLC will be distributed as contemplated in this document. Insofar as MPLC is aware, as at 25 May 2007 (being the latest practicable date prior to the publication of this document), the following persons will (together with persons described in paragraph (e) below), on the Demerger becoming effective, directly or indirectly, have an interest in MPLC's share capital or voting rights which is notifiable under the Disclosure and Transparency Rules (on the basis of their disclosed existing holdings of Anglo American Ordinary Shares as at 25 May 2007 (being the latest practicable date prior to the publication of this document)):

Name	MPLC Ordinary Shares beneficially owned	
	(number)	(per cent)
PLC Nominees (Pty) Limited	91,998,949	24.89
Legal & General plc	15,303,880	4.14
Old Mutual plc	11,779,145	3.19

(b) Save as disclosed in paragraph (a) above and paragraph (e) below, the Directors are not aware of any interest (within the meaning of Part VI of the Companies Act) which will represent an interest in MPLC's share capital or voting rights which is notifiable under the Disclosure and Transparency Rules following the Demerger becoming effective and Admission occurring.

(c) So far as MPLC is aware, on the Demerger becoming effective, no person or persons, directly or indirectly, jointly or severally, will exercise or could exercise control over MPLC.

(d) None of MPLC's major shareholders has different voting rights attached to the MPLC Ordinary Shares they hold.

(e) In addition to the interests in MPLC's share capital or voting rights notifiable under the Disclosure and Transparency Rules referred to in paragraph (a), the following persons will, on the Demerger becoming effective, directly or indirectly, have an interest in MPLC's share capital or voting rights (on the basis of their existing holdings of Anglo American Ordinary Shares as at 25 May 2007 (being the latest practicable date prior to the publication of this document)):

Name	MPLC Ordinary Shares beneficially owned (number)	(per cent)
Tarl Investments Holdings Limited	12,146,471	3.29
Epoch Investment Holdings Limited	6,708,823	1.82

Pursuant to agreements entered into between such entities and Tenon Investment Holdings (Pty) Limited ("**Tenon**"), a wholly owned subsidiary of Anglo American South Africa Limited, Tenon has the right to nominate a third party to take a transfer of the MPLC Ordinary Shares which will, on the Demerger becoming effective, be held by each of those entities. Tenon has notified MPLC that it intends to exercise such rights in connection with Tenon's intended sale of such MPLC Ordinary Shares (by way of one or more trades effected on the JSE) following the Demerger becoming effective and Admission occurring.

2.3.3 MLTD

(a) Insofar as MLTD is aware, as at 25 May 2007 (being the latest practicable date prior to the publication of this document), the following persons will, on the Demerger becoming effective, directly or indirectly, have an interest in MLTD's share capital or voting rights in excess of 5 per cent (on the basis of their disclosed existing holdings of Anglo American Ordinary Shares as at 25 May 2007 (the latest practicable date prior to the publication of this document)):

Name	MLTD Ordinary Shares beneficially owned (number)	(per cent)
PLC Nominees (Pty) Limited	36,799,579	24.89

(b) In addition to the interests in MLTD's share capital or voting rights notifiable under the JSE Listings Requirements referred to in paragraph (a) above, the following persons will, on the Demerger becoming effective, directly or indirectly, have an interest in MLTD's share capital or voting rights (on the basis of their existing holdings of Anglo American Ordinary Shares as at 25 May 2007 (being the latest practicable date prior to the publication of this document)):

Name	MLTD Ordinary Shares beneficially owned (number)	(per cent)
Tarl Investments Holdings Limited	4,858,588	3.29
Epoch Investment Holdings Limited	2,683,529	1.82

Pursuant to agreements entered into between such entities and Tenon Investment Holdings (Pty) Limited ("**Tenon**"), a wholly owned subsidiary of Anglo American South Africa Limited, Tenon has the right to nominate a third party to take a transfer of the MLTD Ordinary Shares which will, on the Demerger becoming effective, be held by each of those entities. Tenon has notified MLTD that it intends to exercise such rights in connection with Tenon's intended sale of such MLTD Ordinary Shares (by way of one or more trades effected on the JSE) shortly following the Demerger becoming effective and Admission occurring.

3 The MPLC Memorandum of Association and MLTD Memorandum of Association

3.1 MPLC

MPLC's objects (as set out in Clause 4 of its Memorandum of Association) are, among other things:

(a) to carry on the business of a holding company in all its branches and for that purpose to acquire and hold either in the name of MPLC, or in that of any nominee or trustee, shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company, corporation or undertaking wherever incorporated or carrying on business and to co-ordinate the policy management and administration of any companies, corporations or undertakings in which MPLC is a member or participant or which are controlled by or associated with MPLC in any manner; and

(b) to carry on all or any business of paper, box, carton and packing case makers, timber merchants, treating, shaping or otherwise preparing for sale all kinds of wood, wood products and structures or articles made from wood or recycled wood products in whole or in part, growers, manufacturers, importers, exporters, factors, distributors and agents for the sale of and wholesale and retail dealers in wood, wood products, timber, veneers, plywood, mouldings, wooden structures, articles, goods and products of all kinds, hardboard, fibreboard, cardboard, paper, string, rope and packing and wrapping materials of all kinds whether in their raw state or processed, printers, carriers, carting and haulage contractors, carpenters, joiners, woodworkers, general and domestic store keepers and general merchants, traders, factors and agents and to manufacture, repair, buy, sell and deal in all plant machinery, tools, materials, articles and things whatsoever which may conveniently be dealt in by MPLC in connection with or ancillary to the said businesses or any of them, or which may be likely to be required by any of the customers of, or persons having dealings with, MPLC.

The objects of MPLC are set out in full in Clause 4 of its Memorandum of Association, which is available for inspection at the address specified in paragraph 12.8: "Documents available for inspection" of this Part XIV.

3.2 MLTD

MLTD's objects (as set out in Clauses 1 to 29 of the MLTD Memorandum of Association) are, among other things):

(a) to carry on the business of manufacturers, producers, processors, manipulators, exporters and importers of and dealers in paper, pulp, kraft, cardboard, stationery, books, cartons, containers and packages, and generally of and in paper and allied products of every kind and description and of and in packaging and allied products of every kind and description whether made or derived from paper, pulp, kraft, cardboard or other paper derivatives, plastics, polythene or other materials without limitation and/or any combinations thereof from whatever source derived;

(b) to carry on the businesses of stationers, booksellers, publishers, newsagents, printers, type-founders, die sinkers, lithographers, engravers, converters, photographers, photograph art printers, chemists, druggists, distillers, analysts, scientists and manufacturers of or dealers in inks, colours, varnishes, cellophane, cloth, rubber, adhesives, envelopes, calendars, cards, bags, fancy goods, novelties, shop fittings and accessories and wrapping, packing, packaging, protective and advertising materials and things of all kinds and dealers in pictures, designs and copyrights; and

(c) to buy, sell, manufacture, prepare, repair, alter and exchange, let or hire, import, export, or deal in products of any and every description deemed requisite for any of the objects or expedient for any of the businesses in which MLTD or its clients, customers or supporters may be interested or concerned, or which are supplied or dealt in by persons engaged in any such businesses or which may seem capable of being profitably dealt with in connection with any such businesses.

The objects of MLTD are set out in full in Clause 2 of its Memorandum of Association, which is available for inspection at the address specified in paragraph 12.8: "Documents available for inspection" of this Part XIV.

4.1 The MPLC Articles of Association and the MLTD Articles of Association are broadly identical, save as indicated below, which differences are mainly due to differences in the English law applicable in respect of MPLC and South African law applicable in respect of MLTD.

4.2 In this paragraph 4 of this Part XIV:

"Articles of Association" shall mean:

(i) the MPLC Articles of Association in the case of MPLC; and

(ii) the MLTD Articles of Association in the case of MLTD;

"Companies Act" shall mean:

(i) the Companies Act 1985 (as amended) in the case of MPLC; or

(ii) the (South African) Companies Act, 61 of 1973 (as amended) in the case of MLTD; and

"Company" means either MPLC or MLTD.

4.3 The MPLC Articles of Association have been adopted pursuant to a special resolution passed by the then shareholders of MPLC on 28 May 2007. The MLTD Articles of Association were adopted pursuant to a special resolution passed by Anglo American South Africa (Proprietary) Limited (being the sole shareholder of MLTD at the time) on 23 May 2007.

4.4 The MPLC Articles of Association and the MLTD Articles of Association contain the following provisions:

4.4.1 **Share capital**

(a) The share capital of MPLC will comprise the MPLC Ordinary Shares, the MPLC Preference Shares, the MPLC Special Converting Shares, the MPLC Special Voting Share, the MPLC Special Rights Share, the UK DAN Share and the UK DAS Share.

The share capital of MLTD will comprise the MLTD Ordinary Shares, the MLTD Special Converting Shares, the MLTD Special Rights Share, the SA DAN Share and the SA DAS Share.

The voting rights attached to these shares are set out in the paragraph 4.4.8 below on "Voting and votes attaching to shares" and paragraph 4.4.10 "Restrictions on voting" below, the entitlement of these shares to share in profits is set out in the paragraph 4.4.11 entitled "Dividends" and their respective rights to any surplus on a liquidation are set out in the paragraph 4.4.12 entitled "Winding-up".

(b) On the Conversion Date, all of the MPLC Special Converting Shares will automatically be converted into and in all respects rank *pari passu* with the MPLC Ordinary Shares.

MPLC will have the right to redeem:

(i) at any time prior to the Conversion Date, any or all of the MPLC Special Converting Shares if the Board considers such redemption is necessary or expedient in order to maintain the MPLC Equivalent Number; and

(ii) at any time on or after the Conversion Date, the MPLC Special Voting Share, the UK DAN Share, the UK DAS Share and the MPLC Special Rights Share if the Board so decides.

(c) On the Conversion Date, all of the MLTD Special Converting Shares will automatically be converted into and in all respects rank *pari passu* with the MLTD Ordinary Shares.

MLTD will have the right to redeem:

(i) at any time prior to the Conversion Date, any or all of the MLTD Special Converting Shares if the Board considers such redemption is necessary or expedient in order to maintain in issue the MLTD Equivalent Number; and

(ii) at any time on or after the Conversion Date, the SA DAN Share, the SA DAS Share and the MLTD Special Rights Share if the Board so decides.

MPLC or MLTD, as the case may be, will pay for each share so redeemed an amount equal to the nominal value paid up of such share.

4.4.2 **Alteration of share capital**

(a) MPLC may by ordinary resolution and MLTD may by special resolution:

(i) increase its capital by such sum to be divided into shares of such amounts as the resolution will prescribe;

(ii) consolidate and divide all or any of its share capital into shares of a larger nominal amount than its existing shares;

(iii) cancel any shares which, at the date of the resolution, have not been taken, or agreed to be taken, by any person and reduce its share capital by the amount of the shares so cancelled; and

(iv) subject to the Companies Act, subdivide its shares into shares of a smaller nominal amount than is fixed by the MPLC Memorandum of Association or the MLTD Memorandum of Association, as the case may be, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any preferred, deferred or other special rights or be subject to any restrictions, as the Company has power to attach to unissued or new shares.

Where any members would become entitled to fractions of a share, the Directors may deal on behalf of the members by selling the shares as they deem fit. In particular, the Directors may sell the shares representing the fractions for the best price reasonable for any person and authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser.

(b) Subject to the provisions of the Companies Act, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its own shares of any class, including any redeemable shares.

(c) Subject to the provisions of the Companies Act and to any rights conferred on the holders of any class of shares, the Company may, by special resolution (unless Applicable Regulation requires otherwise), reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

4.4.3 **Share issues**

(a) Subject to the provisions of the Companies Act, and without prejudice to the rights attached to any existing shares or class of shares:

(i) any share in the Company may be issued with such rights and subject to such restrictions as the Company may by ordinary resolution determine or, in the absence of such determination, as the Directors will determine; and

(ii) subject to the provisions of the Articles of Association, the Company may issue any shares which are, or at the option of the Company or the holder are liable, to be redeemed, or create and issue secured or unsecured debentures, on such terms and conditions and in such manner as the Company may determine.

(b) Subject to the provisions of the Companies Act, the Directors will have the authority to allot, grant options over or otherwise dispose of unissued shares on such terms and conditions as they think proper.

(c) In respect of MPLC, the Directors will be empowered during each Allotment Period:

(i) to allot relevant securities with an aggregate nominal value up to the Section 80 Amount; and

(ii) to allot equity securities (within the terms of paragraph (i) above) wholly for cash in connection with a rights issue or (otherwise than in connection with a rights issue) with an aggregate nominal value up to the Section 89 Amount.

In this paragraph (c):

"Allotment Period" means any period (not exceeding 15 months) for which the authority conferred in paragraph (c) above is granted;

"rights issue" means an issue of MPLC Special Converting Shares to holders of such shares or an offer of equity securities to (i) MPLC Ordinary Shareholders on the register on a record date in proportion to their respective holdings, (ii) MLTD Ordinary Shareholders shares in proportion to their respective holdings such that the ratio of the entitlement per MLTD Ordinary Share to the entitlement per MLTD Ordinary Share is, as nearly as practicable, equal to the Equalisation Ratio and (iii) other persons entitled by virtue of the rights attaching to any other equity securities they hold (subject in each case to such exclusions or other arrangements as the Directors deem necessary or expedient);

"Section 80 Amount" means such amount for any Allotment Period stated in the relevant ordinary resolution passed at a general meeting of MPLC; and

"Section 89 Amount" means such amount for any Allotment Period stated in the relevant special resolution passed at a general meeting of MPLC.

(d) In respect of MLTD, the Directors will be empowered to allot and issue such shares in MLTD as set out in the ordinary resolution passed by the MLTD Ordinary Shareholders pursuant to section 221 of the South African Companies Act (the "Section 221 Authority"). The Section 221 Authority will be valid from the date it is granted until the next annual general meeting of MLTD.

(e) The Directors may capitalise profits and reserves by appropriating sums to such members on such basis as they may decide and by applying such sums, *inter alia*, to pay up shares of any class.

4.4.4 **Variations of rights**

Subject to the Companies Act unless provided by the terms of allotment of shares of that class, whenever the share capital of the Company is divided into different classes of shares, the special rights attaching to any class of shares may be varied or abrogated by special resolution of the Company approving such variation or abrogation either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class (but not otherwise).

4.4.5 **Transfer of shares**

(a) All transfers of shares which are in certificated form may be effected in writing in any usual or common form or in any other form acceptable to the Directors. The transfer instrument will be signed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. The transferor will remain the holder of the shares until the transferee's name is entered in the share register. All transfers of shares that are in uncertificated form may be effected by means of a computer-based system and procedures which enable the transfer of shares without a written instrument.

(b) Every instrument of transfer must be lodged, duly stamped if required, at the transfer office accompanied by the share certificates or other form of evidence the Directors may reasonably require to show the transferor's right of transfer.

(c) The Directors may decline to recognise any transfer instrument relating to shares in certificated form unless it is in respect of one class of share and the provisions of paragraph (b) above have been complied with.

(d) The Directors may, in the case of shares in certificated form, in their absolute discretion and without giving any specific reason, refuse to register any transfer of certificated shares that are not fully paid provided that their discretion does not prevent dealings of shares of that class from taking place on an open and proper basis. The Directors also may refuse to register an allotment or transfer of shares, whether fully paid or not, in favour of more than four persons jointly.

(e) If the Directors refuse to register an allotment or transfer, they will send to the allottee or transferee notice of the refusal within two months after the date on which:

(i) the letter of allotment or transfer was lodged with the Company, in the case of shares held in certificated form; or

(ii) the instruction required by the CREST Regulations was received by MPLC, in the case of MPLC Ordinary Shares held in uncertificated form.

(f) The Directors will decline to register any transfer of:

(i) in the case of MPLC, the MPLC Special Voting Share unless the transfer has been approved in accordance with the provisions of the Voting Agreement;

(ii) in the case of MPLC, the UK DAN Share or the UK DAS Share unless the transfer has been effected in accordance with the provisions of the UK DAN Share Trust Deed and UK DAS Share Trust Deed, respectively or the MPLC Special Rights Share, unless the transfer is to a successor to UK Trust Co;

(iii) in the case of MLTD, the SA DAN Share or the SA DAS Share unless the transfer has been effected in accordance with the SA DAN Share Trust Deed or the SA DAS Share Trust Deed, respectively or the MLTD Special Rights Share, unless the transfer is to a successor to SA Trust Co; and

(iv) prior to the date of a Conversion Event, any or all of the MPLC Special Converting Shares or the MLTD Special Converting Shares as the case may be, unless the transfer is to a successor to UK Trust Co or SA Trust Co (as appropriate).

4.4.6 General meetings and notices

An annual general meeting will be held every year, at such time (within a period of not more than 15 months after the holding of the last preceding annual general meeting) and place or places as may be determined by the Directors. All other general meetings will be called extraordinary general meetings.

The Directors may direct that any shareholders' meeting will be held at two or more locations. Arrangements must be made to ensure that all members and proxies are able to participate at the meeting and see and hear everyone else at the meeting.

Annual general meetings and extraordinary general meetings at which special resolutions are to be proposed will be called on at least 21 days' written notice. Any other extraordinary general meeting will be called on 14 days' notice.

Any notice calling a general meeting will specify *inter alia*:

(i) the date, time and place of the meeting; and

(ii) the general nature of business to be transacted and whether resolutions to be proposed are special or extraordinary resolutions.

4.4.7 Amendments to resolutions

In the case of any resolution, no amendment thereto (other than to correct an error) may be considered or voted upon.

4.4.8 Voting and votes attaching to shares

(a) The Articles of Association set out the provisions relating to Joint Electorate Actions and Class Rights Actions and the procedures relating thereto as described in paragraph 8 of Part XII: "Details of the DLC Structure". Paragraphs (b) and (c) below set out the voting rights attached to the Mondi Ordinary Shares, the MPLC Special Voting Share and the MLTD Special Converting Shares, which give effect to those voting arrangements.

(b) Subject to any special rights or restrictions as to voting attached to any class of shares the Mondi Ordinary Shares have the following voting rights in respect of resolutions of the Company which is the issuer of such shares:

(i) on a show of hands every holder who is present in person will have one vote; and

(ii) on a poll every holder who is present in person or by proxy will have one vote for each fully paid Mondi Ordinary Share of which he is the holder.

(c) Prior to the Conversion Date, the holder of the MPLC Special Voting Share and the holder(s) of the MLTD Special Converting Shares will have the following voting rights in respect of resolutions of the Company which is the issuer of such shares:

(i) no right to vote on any show of hands;

(ii) the right to attend any general meeting and to cast on a poll the Specified Number (as set out below) of votes, some of which may be cast for and others against any resolution in such numbers as the holder may determine.

In respect of the MPLC Special Voting Share:

- on a resolution in respect of a Joint Electorate Action: the Specified Number of votes will be the total number of votes validly cast (both for or against) by MLTD Shareholders on the poll on the equivalent resolution at the parallel MLTD shareholders' meeting (adjusted, if necessary, by reference to the Equalisation Ratio);
- on a resolution in respect of a Class Rights Action: if the resolution has not been approved by the necessary majority of the MLTD Shareholders, the Specified Number of votes will be equal to 25.1 per cent (in relation to an action to be approved by special resolution) and 50.1 per cent (in relation to an action to be approved by ordinary resolution) in each case, of the aggregate number of votes attaching to all classes of issued shares in MPLC (including the MPLC Special Voting Share) which could be cast on such resolution (rounded up to the next whole number). If the resolution has been approved by the Required Majority (as defined in paragraph 8.3 of Part XII: "Details of the DLC Structure") of the MLTD Shareholders, the holder of the MPLC Special Voting Share will not be entitled to vote;
- on a procedural resolution put to a general meeting at which a Joint Electorate Action is to be considered: the Specified Number of votes will be the greatest number of votes cast or able to be cast via proxy (if such meeting has not yet been held) by MLTD Shareholders at the parallel MLTD shareholders' meeting on any equivalent resolution on a Joint Electorate Action (adjusted, if necessary, by reference to the Equalisation Ratio); and
- the Specified Number of votes that may be cast on all other decisions will be zero.

In respect of MLTD Special Converting Shares:

- on a resolution in respect of a Joint Electorate Action: the Specified Number of votes will be the total number of votes validly cast (both for or against) by MPLC Shareholders on the poll on the equivalent resolution at the parallel MPLC shareholders' meeting (adjusted, if necessary, by reference to the Equalisation Ratio);
- on a resolution in respect of a Class Rights Action: if the resolution has not been approved by the necessary majority of the MPLC Shareholders, SA Trust Co, as holder of the MLTD Special Converting Shares, will not give written consent to the relevant resolution unless the proposed action has been approved by the Required Majority (as defined in paragraph 8.3 of Part XII: "Details of the DLC Structure") of the MPLC Shareholders;
- on a procedural resolution put to a general meeting at which a Joint Electorate Action is to be considered: the Specified Number of votes will be the greatest number of votes cast or able to be cast via proxy (if such meeting has not yet been held) by MPLC Shareholders at the parallel MPLC shareholders' meeting on any equivalent resolution on a Joint Electorate Action (adjusted, if necessary, by reference to the Equalisation Ratio); and
- the Specified Number of votes that may be cast on all other decisions will be zero.

The prescribed manner in which the above voting rights are to be exercised are set out in the Voting Agreement, as described in paragraph 16 of Part XII: "Details of the DLC Structure". In this paragraph (c), the expression "special resolution" will have the same meaning as set out in paragraph 8.2 of Part XII: "Details of the DLC Structure".

(d) On and from the Conversion Date, the holder of the MPLC Special Voting Share and the holders of the MLTD Special Converting Shares will cease to have any right to receive notice of, attend, speak at or vote at a general meeting.

(e) In the case of MPLC, holders of the UK DAS Share, the UK DAN Share and the MPLC Special Rights Share will have the right to receive notice of, attend and vote at a general meeting only in relation to a resolution proposing to vary the rights attached to the UK DAS Share, the UK DAN Share or the MPLC Special Rights Share, as the case may be, or a resolution proposing the winding-up of MPLC, except where subject to the statutory rights to vote pursuant to the South African Companies Act.

(f) In the case of MLTD, holders of the SA DAS Share, the SA DAN Share and the MLTD Special Rights Share will have the right to receive notice of, attend and vote at a general meeting only in relation to a resolution proposing to vary the rights attached to the SA DAS Share, the SA DAN Share or the MLTD Special Rights Share, as the case may be, or a resolution proposing the winding-up of MLTD, except where subject to the statutory rights to vote pursuant to the South African Companies Act.

(g) In the case of MPLC, holder(s) of the MPLC Special Converting Shares will, prior to the Conversion Date, have the right to receive notice of, attend and vote at a general meeting only in relation to a resolution proposing to vary the rights attached to the MPLC Special Converting Shares or a resolution proposing the winding-up of MPLC.

4.4.9 **MPLC Preference Shares**

The rights and privileges attached to MPLC Preference Shares referred to above, are as follows:

(a) out of the profits available for distribution and resolved to be distributed, the holders of the MPLC Preference Shares shall be entitled in priority to any payment of dividend to the holders of any other class of shares to be paid in respect of each financial year or other accounting period of MPLC a fixed cumulative preferential dividend ("MPLC Preferential Dividend") at a rate of 5 per cent per annum, such dividend to be paid annually in arrears on 30 September in each year, the first such payment being on 30 September 2007 in respect of the period from the date of adoption of the MPLC Articles of Association to the first dividend date or, if any such date shall be a Saturday, Sunday or public holiday in England, on the first Business Day following such date in each year. Payments of MPLC Preferential Dividend shall be made to holders on the Register at any date selected by the Directors up to 42 days prior to the relevant fixed dividend date. The holders of MPLC Preference Shares shall not be entitled to any further or other right of participation in the profits of MPLC;

(b) on a return of capital on winding up, the holders of the MPLC Preference Shares shall be entitled to any payment on the holders of any other class of shares to the repayment of a sum equal to the nominal capital paid up or credited as paid up on the MPLC Preference Shares held by them and accrual (if any) of the said MPLC Preferential Dividend whether such dividend has been earned or declared or not, calculated up to the date of commencement of the winding up. The holders of the MPLC Preference Shares shall not be entitled to any further or other right of participation in the assets MPLC; and

(c) the holders of the MPLC Preference Shares shall, by virtue of and in respect of their holdings of MPLC Preference Shares, have the right to receive notice of any general meeting of MPLC and to attend, speak and vote at a general meeting of MPLC only:

   (i) if and when, at the date of the notice convening such meeting, the MPLC Preferential Dividend on such MPLC Preference Shares is six months or more in arrears; or

   (ii) if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holders of the cumulative MPLC Preference Shares or for the winding up of MPLC, in which case they shall only be entitled to vote on such resolution.

4.4.10 **Restrictions on voting in respect of MPLC**

(a) A member loses his right to vote if any call or other sum presently payable by him in respect of the shares in the Company remains unpaid.

(b) Unless the MPLC Board determines otherwise, an MPLC Shareholder, who has been served with a notice under Part 22 of Companies Act 2006 (the "Notice") (which confers upon public companies the power to require information as to interests in its voting shares) and is in default for a period of 14 days in supplying to MPLC the information required, will not be entitled to vote in respect of the MPLC Ordinary Shares ("Default Shares") in relation to which the information has not been supplied. If the Default Shares represent 0.25 per cent or more of the nominal value of the issued ordinary share capital, then the Directors may:

   (i) direct that any dividend on the Default Shares is withheld (without any liability to pay interest thereon); and/or

   (ii) refuse to register any transfer of the Default Shares if, in the case of shares held in uncertificated form, they are permitted to do so by the CREST Regulations or rules under Strate.

(c) The MPLC Board may also decide to impose voting restrictions in respect of the takeover restrictions described in paragraph 4.4.14.

4.4.11 **Dividends**

(a) Prior to the Conversion Date:

   in respect of MPLC, subject to the rights attaching to the MPLC Preference Shares:

   (i) profits resolved to be distributed will be divided among the holders of the MPLC Ordinary Shares, the UK DAN Share and the UK DAS Share in such a manner as to ensure that MPLC (having regard to any Actions taken by MLTD) gives effect to the DLC Equalisation Principles (described in paragraph 6.1 of Part XII: "Details of the DLC Structure");

   (ii) the MPLC Special Voting Share will have no right to receive dividends or other distributions;

   (iii) the MPLC Special Converting Shares will have no right to receive dividends or other distributions; and

   (iv) the MPLC Special Rights Share may, if the Directors so determine, receive, by way of any capitalisation of share premium account or reserves, fully paid up MPLC Special Converting Shares, UK DAN Shares or UK DAS Shares, but otherwise will have no right to receive dividends or other distributions,

   in respect of MLTD:

   (i) profits resolved to be distributed will be divided among the holders of the MLTD Ordinary Shares, the SA DAN Share and the SA DAS Share in such a manner as to ensure that MLTD (having regard to any Actions taken by MPLC) gives effect to the DLC Equalisation Principles (described in paragraph 6.1 of Part XII: "Details of the DLC Structure");

   (ii) the MLTD Special Converting Shares will have no right to receive Dividends or other distribution; and

   (iii) the MLTD Special Rights Share may, if the Directors so determine, receive, by way of any capitalisation of share premium account or reserves, fully paid up MLTD Special Converting Shares, but otherwise will have no rights to receive dividends or other distributions.

(b) On and from the Conversion Date:

   in respect of MPLC:

   (i) profits resolved to be distributed will be divided among the holders of MPLC Ordinary Shares (including the newly converted MPLC Special Converting Shares);

   (ii) the UK DAN Share and the UK DAS Share will have no right to receive dividends or other distributions;

(iii) the MPLC Special Voting Share will have no right to receive any dividends or other distributions; and

(iv) the MPLC Special Rights Share will have no right to receive any dividends or other distributions,

in respect of MLTD:

(i) profits resolved to be distributed will be divided among the MLTD Ordinary Shareholders (including the newly converted MLTD Special Converting Shares);

(ii) the SA DAN Share and the SA DAS Share will have no right to receive dividends or other distributions; and

(iii) the MLTD Special Rights Share will have no right to receive any dividends or other distributions.

(c) The Company by ordinary resolution or the Directors by board resolution may declare dividends, provided that no dividend declared by the Company by ordinary resolution will exceed the amount recommended by the Directors.

(d) The Directors may pay:

(i) fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof; and

(ii) interim dividends on shares of any class of such amounts, on such dates and in respect of such periods as they think fit, if it appears to the Directors that the profits of the Company justify such payments. If the Directors act in good faith they will not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment of any such fixed or interim dividend.

(e) The Company may upon the recommendation of the Directors and by ordinary resolution, direct payment of a dividend in whole or in part by the distribution of specific assets.

(f) No dividend will be paid otherwise than out of profits available for distribution under the provisions of the Companies Act.

(g) Except as otherwise provided by the rights attached to any shares and the terms of issue thereof, all dividends will be apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid. No amount paid on a share in advance of calls will be treated as paid on the share.

(h) Subject to the rights attaching to any shares, the Directors may determine that any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine.

(i) No dividend or other moneys payable in respect of a share will bear any interest as against the Company.

(j) Any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment will be forfeited and will cease to remain owing by the Company. Any sums paid on the UK DAN Share, the UK DAS Share, the SA DAN Share or the SA DAS Share which have not been claimed by the beneficiaries under the relevant trust within the equivalent 12 year period, shall also be unclaimed dividends and be forfeited by the relevant beneficiaries.

(k) The Directors may, if authorised by an ordinary resolution of the Company, offer to MPLC Ordinary Shareholders or MLTD Ordinary Shareholders, as the case may be, the right to elect to receive new MPLC Ordinary Shares or MLTD Ordinary Shares (as appropriate) by way of scrip dividend instead of cash in respect of all or any part of a dividend.

4.4.12 **Winding-up**

(a) Subject to paragraph (b), if the Company is wound up, the liquidator may, with the authority of an extraordinary resolution:

(i) divide amongst the members *in specie* or in kind the whole or any part of the assets of the Company (whether they will consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how such division will be carried out between the members or different classes of members; and

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator will think fit but no shareholder will be compelled to accept any shares or other property in respect of which there is a liability.

(b) On a winding-up of the Company, the assets of the Company remaining after payments of all amounts payable to the creditors of the Company and prior ranking statutory entitlements and subject to the rights attaching to any existing shares or class of shares, including, in the case of MPLC, the MPLC Preference Shares, will be distributed:

(i) first to the holders of the UK DAN Share, the UK DAS Share, the MPLC Special Voting Share and the MPLC Special Rights Share in the case of MPLC, or to the holders of the SA DAN Share, the SA DAS Share, the MLTD Special Rights Share and the MLTD Special Converting Shares in the case of MLTD, subject, in each case, to a maximum of the par value of such shares; and

(ii) subject to (i) above, Mondi Ordinary Shareholders (including, after the Conversion Date, the holders of any converted MPLC Special Converting Shares and/or MLTD Special Converting Shares).

4.4.13 **Directors**

(a) Number of Directors

The minimum number of Directors of the Company will be not less than four nor more than 20 in number. The Company may by special resolution from time to time vary the minimum and/or maximum number of Directors.

(b) No share qualification

A Director will not be required to hold any shares in the capital of the Company by way of qualification. A Director who is not a member of the Company will nevertheless be entitled to attend and speak at the Company general meetings.

(c) Remuneration

(i) The ordinary remuneration of the Directors will be determined by the Directors from time to time except that such remuneration (for both executive and non-executive Directors) will not exceed £2 million per annum in aggregate or such higher amount as may be determined by an ordinary resolution of the Company and will (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who will hold office for part only of the period in respect of which such remuneration is payable will be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Any fee payable under the relevant provision of the MPLC Articles of Association will be distinct from any remuneration or other amounts payable to a Director under other provisions of the MPLC Articles of Association or payable by MLTD under the relevant provisions of the MLTD Memorandum and Articles of Association and vice versa.

(ii) Any Director who holds an executive office with MPLC or MLTD, including for this purpose the office of joint chairman or deputy chairman, or who serves on any committee of the Board, or who otherwise performs services, in relation to the business of Mondi that are outside the scope of ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission, participation of profits or otherwise.

(iii) The Directors may repay to any Director all reasonable expenses properly incurred by him in travelling to and from Board or general meetings, meetings of any committees appointed pursuant to the Articles or otherwise in connection with the business of MPLC or MLTD.

(iv) The Directors may provide benefits, whether by the payment of gratuities or pensions or otherwise, to any past or present Director and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

(d) Age limit

Any provision of the Companies Act which, subject to the Articles, would have the effect of rendering any person ineligible for appointment or election as a Director or liable to vacate office as a Director on account of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment or election of any Director over a specified age, will not apply to MPLC or MLTD.

(e) Retirement of Directors by rotation

Save as provided in paragraph (f) below, at each annual general meeting held in each year one-third of the Directors, or if the number is not a multiple of three then the number nearest to, but not less than, one-third shall retire from office. A Director retiring by rotation will be eligible for re-election.

(f) Nomination of Director for election

No person other than a Director retiring at a meeting will be eligible for election as a Director at any general meeting unless there is lodged at the offices of MPLC and MLTD:

(i) a written notice signed by a member qualified to attend and vote at the meeting or a Director indicating his intention to propose such person for election; and

(ii) a written notice signed by the person to be proposed of his willingness to be elected as a director of MPLC and MLTD.

In the case of MPLC:

(i) the Directors will nominate for election as a director of MPLC at a general meeting of MPLC any person duly nominated for election at the parallel general meeting of MLTD; and

(ii) the notice required for the nomination of a person or election as a Director at a general meeting of MPLC must be lodged not less than seven business days and no more than 28 business days inclusive of the date on which the notice is given before the earlier of the date appointed for the meeting and the date appointed for the parallel general meeting of MLTD.

In the case of MLTD:

(i) the Directors will nominate for election as a director of MLTD at a general meeting of MLTD any person duly nominated for election at the parallel general meeting of MPLC; and

(ii) the notice required for the nomination of a person or election as a Director at a general meeting of MLTD must be lodged not less than seven business days and no more than 28 business days inclusive of the date on which the notice is given before the earlier of the date appointed for the meeting and the date appointed for the parallel general meeting of MPLC.

(g) Additional Directors

The Company may by ordinary resolution elect, and without prejudice thereto the Directors will have power at any time to appoint, any person to be a Director either to fill a casual vacancy or as an additional Director, but so that the appointment will not cause the maximum number of Directors to be exceeded and will not take effect before such Director has been duly appointed as a director of the other Company. Any person so appointed by the Directors will hold office only until the next annual general meeting and will then be eligible for election.

(h) Termination of office

A Director's office will be terminated if, *inter alia*, he ceases to be a director of the other Company.

(i) Directors' interests

Subject to the provisions of the Companies Act, and provided that he has disclosed to the Directors the nature and extent of any interest of his, a Director:

(i) may be party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(ii) may be a director or other officer of, or be employed by, or be a party to any contract, transaction or arrangement with, or be otherwise interested in, any body corporate promoted by the Company in which the Company is otherwise interested provided that a Director may not accept such office or employment or enter into such contract, transaction or arrangement or take such interest or receive remuneration in relation to any of the foregoing without the prior approval of a disinterested quorum of Directors;

(iii) may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company, other than as auditor, and be remunerated provided that any appointment so to act and the remuneration therefore will require the approval of a disinterested quorum of Directors; and

(iv) will not, except as otherwise agreed by him, be accountable to the Company for any benefit that he derives from any contract, transaction or arrangement or from any such office or employment or from any interest in any body corporate or for remuneration, and no such contract, transaction or arrangement disclosed to the Directors will be avoided because of any such interest or benefit.

(j) Restrictions on voting

A Director is prevented from voting at a meeting of the Board in respect of any contract or arrangement or any other proposal whatsoever in which he has a material interest (together with any interest of any person connected with him) except where the resolution relates to any of the following matters:

(i) the giving of any security, guarantee or indemnity in respect of:

  (a) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; or

  (b) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility (in whole or in part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings where the Director concerned is entitled to participate as a holder of shares or in the underwriting or sub-underwriting;

(iii) any proposal concerning any other company in which he is interested, directly or indirectly and in whatever capacity, provided that he (together with persons connected with him as defined by applicable law) does not have an interest in one per cent or more of any class of shares issued by such company or of the voting rights available to members of the relevant company (any such interest being deemed to be a material interest in all circumstances);

(iv) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(v) any proposal concerning (a) insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors, or (b) indemnities in favour of Directors, or (c) the funding of expenditure by one or more Directors on defending proceedings against him or them, or (d) doing anything to enable such Director or Directors to avoid incurring such expenditure.

(k) Powers and obligations in relation to the Sharing Agreement

The Directors are authorised and directed, subject to Applicable Regulation, to carry into effect the provisions of the DLC Agreements and any further or other agreements or arrangements contemplated by or relating to such agreements and nothing done by any Director in good faith pursuant to such authority and obligations (the "DLC Obligations") will constitute a breach of fiduciary duties of such Director to the Company or the members of the Company. In particular, but without limitation to the generality of the above, the Directors may in addition to their duties to MPLC have regard to the interests of MLTD (and vice versa) and both the holders of MPLC Ordinary Shares and MLTD Ordinary Shares as if MPLC and MLTD were a single unified entity and for that purpose the Directors will in exercising their powers take into account the interests of the holders of MLTD Ordinary Shares and vice versa.

In the absence of fraud or negligence neither the Company nor any member(s) will have the right to bring any proceedings or claims against any Director(s) which arise out of or in connection with anything done in good faith by any Director(s) or the Board pursuant to the DLC Obligations.

(l) Borrowing powers

The Directors shall restrict the borrowings of the Company and exercise all voting and other rights, powers of control or rights of influence exercisable by the Company in relation to its Subsidiary Undertakings (if any) so as to secure (so far, as regards Subsidiary Undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all moneys borrowed by the Group and for the time being owing to persons outside the Group less the aggregate amount of Current Asset Investments shall not at any time without the previous sanction of an Ordinary Resolution of the Company exceed (i) before the date of the Annual General Meeting in 2008, the sum of €4 billion in respect of MPLC and the sum of R10 billion in respect of MLTD and (ii) thereafter an amount equal to two and a half times the Adjusted Capital and Reserves. Terms defined in this paragraph (l) are as defined in the Articles of Association.

4.4.14 Takeover restrictions

Except as a result of a Permitted Acquisition (as defined below), a person must not breach any of the limits ("Limits") set out under the following provisions:

(a) 30 per cent of the voting rights of MLTD without regard to the MLTD Special Converting Shares; or

(b) 30 per cent of the voting rights of MLTD taking into account the MLTD Special Converting Shares on a Joint Electorate Action; or

(c) 30 per cent of the voting rights of MPLC without regard to the MPLC Special Voting Share; or

(d) 30 per cent of the voting rights of MPLC taking into account the MPLC Special Voting Share on a Joint Electorate Action.

Where any person breaches any such Limits (except as a result of a Permitted Acquisition) that person and any person acting in concert with him (as defined by the relevant applicable laws in South Africa and United Kingdom) will be in breach of these Articles of Association, and any MPLC Ordinary Shares held by such defaulting member which cause the relevant limit to be equalled or exceeded shall be designated as excess shares.

An acquisition will be a "Permitted Acquisition" if the Board consents to the acquisition or if each of paragraphs (a), (b) and (c) below is satisfied:

(a) the acquisition is under or pursuant to a procedure which applies to or is undertaken for both the MLTD Ordinary Shares and the MPLC Ordinary Shares at or about the same time; and

(b) each such procedure complies with Applicable Regulation and the Articles of Association; and

(c) MLTD Shareholders on the one hand and the MPLC Shareholders on the other hand are afforded equivalent treatment in terms of, *inter alia*:

  (i) the consideration offered for their shares (having regard to the Equalisation Ratio);

  (ii) the information provided to them;

  (iii) the time to consider the offer or procedure; and

  (iv) the conditions to which the procedure is subject.

The effect of these control provisions, having regard to the operation of the South African Securities Regulation Code on Takeovers and Mergers and the City Code, is described in paragraph 9 of Part XII: "Details of the DLC Structure" above.

4.4.15 **Entrenchment**

The DLC Structure specific provisions of the Articles of Association (the "Entrenched Provisions") will be prohibited from being altered except by the passing of special resolutions of both MLTD and MPLC, as a Class Rights Action. The Entrenched Provisions include, *inter alia*:

(a) the scope of, and voting rights and procedures in relation to, Joint Electorate Actions;

(b) the scope of, and voting rights and procedures in relation to, Class Rights Actions;

(c) the rights attaching to the shares as to dividends or other distributions and return of capital;

(d) the provisions dealing with restrictions on transfers;

(e) the appointment and retirement/vacation of office of Directors;

(f) the takeover restrictions; and

(g) the defined terms relating to the above.

4.4.16 **Notices to overseas shareholders**

In the case of MPLC:

A Shareholder who has no registered address within the United Kingdom or South Africa (if the MPLC Ordinary Shares are held on the MPLC South African Branch Register) and has not supplied to MPLC an address within the United Kingdom or South Africa for the service of notices will not be entitled to receive notices from MPLC.

In the case of MLTD:

A Shareholder who has no registered address within South Africa and has not supplied to MLTD an address within South Africa for the service of notices will still be entitled to receive notices from MLTD.

4.4.11 Anglo American option to acquire MPLC Ordinary Shares

The MPLC Articles of Association include provisions to give effect to the arrangements described in paragraph 4 of Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation" of this document in the event that the Reduction of Capital is not approved by the Court. Such provisions will cease to have any effect upon the Court confirming the Reduction of Capital.

5 Directors, Senior Management and Other Interests

5.1 The Directors and members of Senior Management, their functions within the Group and brief biographies are set out in paragraph 1 of Part VI: "Directors, Senior Management and Corporate Governance".

5.2 As at the date of this document the Directors have no interest in the share capital of MPLC or MLTD. Upon Admission, save as disclosed below, none of the Directors nor any member of the Senior Management (nor any person connected with a Director or member of Senior Management) will have any interest in share or loan capital of MPLC or MLTD and there is no person to whom any capital of any member of the Group is under any share option or agreed unconditionally to be put under any share option.

	Upon Admission(1)(2)					
Name	**MPLC Ordinary Shares non-beneficially held**	**MPLC Ordinary Shares beneficially owned (number)**	**MPLC Ordinary Shares beneficially owned (%)**	**MLTD Ordinary Shares non-beneficially held**	**MLTD Ordinary Shares beneficially owned (number)**	**MLTD Ordinary Shares beneficially owned (%)**
David Hathorn	0	6,681	0.002	0	2,672	0.002
Günther Hassler	0	3,804	0.001	0	1,521	0.001
Andrew King	0	2,007	0.001	0	803	0.001
Peter Oswald	0	1,076	0.000	0	430	0.000

Note:

(1) The interests in shares of the Directors and members of Senior Management set out in this table are shown on the assumption that 1,478,511,920 Existing Anglo American Ordinary Shares are in issue as at the Record Time, being the number of Existing Anglo American Ordinary Shares in issue as at 25 May 2007, the latest practicable date prior to the publication of this document.

(2) The interests in shares of the Directors and members of Senior Management set out in this table take into account Mondi Ordinary Shares which will be issued under the Demerger in respect of Existing Anglo American Ordinary Shares held under the Anglo American Bonus Share Plan.

5.3 No Director nor any member of Senior Management has or has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or its conditions or significant to the business of the Group during the current or immediately preceding financial year, or during any earlier financial year and which remains in any respect outstanding or unperformed.

5.4 Other than in respect of Cyril Ramaphosa, as disclosed in paragraph 2.1 of Part VI: "Directors, Senior Management and Corporate Governance", no Director nor any member of Senior Management has any potential conflicts of interest between his duties to MPLC or MLTD and his private interests and/or his duties to third parties.

5.5 There are no outstanding loans granted by any member of the Group to the Directors or any member of Senior Management, or any guarantees provided by any member of the Group for the benefit of the Directors.

5.6 In addition to their directorships in the Group, the Directors and members of Senior Management are, or have been within the past five years, a member of the administrative, management or supervisory bodies or a partner of the following companies and partnerships:

Directorships and partnerships

Directors	Current	Previous
Sir John Parker	Carnival Corporation (US) Carnival PLC and Carnival Inc (Dual Listed) National Grid Transco PLC Sir John Parker & Associates Limited White Ensign Association Limited Port & Free Zone World Dubai Bank of England	Brambles Industries PLC Cemex Investments Limited (formerly RMC Group PLC) Firth Rixson PLC GKN Holdings PLC GKN PLC Lattice Group PLC NGT Telecom No. 1 Limited P & O Princess Cruises plc P & O Group plc Rosskarn Limited
Cyril Ramaphosa	Alexander Forbes Limited Assore Limited Barberton Mines (Proprietary) Limited BDFM Kangra Coal (Proprietary) Limited Macsteel Global Macsteel Service Centres Sa (Proprietary) Limited Macsteel Steel Holdings Maxshell 80 Investments (Proprietary) Limited MTN Group Limited MTN Holdings (Proprietary) Limited Mobile Telephone Networks (Proprietary) Limited Mobile Telephone Networks International (Proprietary) Limited Rentworks Africa (Proprietary) Limited SABMiller PLC SASRIA Shanduka Fund Managers (Proprietary) Limited Shanduka Group (Proprietary) Limited Shanduka Resources (Proprietary) Limited Standard Bank Group Limited Standard Bank of South Africa Limited TBWA Hunt Lascaris Holdings (Proprietary) Limited The Association for Black Empowerment in Higher Education The Bidvest Group Limited Tutuwa Strategic Holdings 1 (Proprietary) Vancut Diamond Works (Proprietary) Limited	Bonheur 14 General Trading (Proprietary) Limited Bridgeport Properties Electoral Institute of Southern Africa FirstRand Limited Future Africa Investment Holdings (Proprietary) Limited Future Africa Trading (Proprietary) Limited Johnnic Holdings Limited Medscheme Limited Minerals and Energy Policy Centre Molope Group Protea Security Services (Proprietary) Limited Rebserve Limited Rebserve Holdings Limited Royal Food Services Seardel Investment Corporation Limited Secured Property Holdings (Proprietary) Limited Shanduka Coal (Proprietary) Limited Shanduka Gold (Proprietary) Limited Shanduka Advisors (Proprietary) Limited Shanduka Newsprint (Proprietary) Limited Shanduka Properties (Proprietary) Limited Southern African Vehicle Registration System (Proprietary) Limited TFMC Welgedacht Exploration Company Limited

Directors	Current	Previous
David Hathorn	Anglo American plc Anglo American South Africa Limited	Anglo Platinum Limited De Beers Société Anonyme Tenon Investment Holdings (Pty) Ltd
Paul Hollingworth	–	BPB PLC BPB United Kingdom Limited BPB Finance (No.1) Limited BPB Finance (No.2) Limited BPB Finance (No.3) BPB Finance (No.4) Limited BPB Finance (No. 6) BPB Group Finance Limited BPB Group Operations Limited BPB India Limited BPB Insurance Limited BPB Investments Limited BPB Investments Overseas Limited Bradbury Wilkinson and Company Limited Bradbury Wilkinson Holdings Limited Camelot Group plc Camelot International Services Limited Commatone Limited Currency Consulting International Limited Currency Systems International UK Holding Company Limited Currency Systems United Kingdom Limited De La Rue Holdings plc De La Rue Interclear Limited De La Rue International Limited De La Rue Investments Limited De La Rue Overseas Limited De La Rue Payment Services Limited De La Rue plc De La Rue Scandinavia Limited Gypsum Investments Limited Harrison & Sons, Limited Home Counties Dairies Limited Portals (Bathford) Limited Portals Group Limited Portals Holdings Limited Portals Limited Portals Property Limited Sconsling Limited Simpamax Limited Vebass Limited

Directors	Current	Previous
Colin Matthews	Severn Trent Holdings Limited Severn Trent PLC Severn Trent Services Holdings PLC Severn Trent Water International (Overseas Holdings) Limited Severn Trent Water Limited Severn Trent Corporate Holdings PLC Severn Trent Overseas Holdings Limited Severn Trent Water Services PLC	BIFFA PLC British Airways Pension DX Network Services Limited Holdings PLC Hays Commercial Services Limited Hays Holdings Limited Hays Overseas Holdings Limited Hays PLC Hays Specialist Recruitment (Holdings) Limited Kuehne + Nagel Limited Lattice Group PLC Lindley Educational Trust Limited National Grid Gas Holdings PLC National Grid Gas PLC Prologis (STP) Limited Severn Trent Limited Severn Trent Property Limited Weyside Investments Limited
Imogen Mkhize	Allan Gray Limited Datacentrix Holdings Limited DBT Technologies (Proprietary) Limited eQwnet (Proprietary) Limited Illovo Sugar Limited Imbewu Capital Partners (Proprietary) Limited Mobile Telephone Networks (Proprietary) Limited MTN Service Provider (Proprietary) Limited Murray and Roberts Holdings Limited NPC-Cimphor Sasol Limited Solegna CC Solegna Investments Termico (Proprietary) Limited	Agito Group (Proprietary) Limited Billboard Holdings Brenell Share Block General Reinsurance Africa Lucent Technologies South Africa S F F Association Thuo Investment Holdings (Proprietary) Limited Vodafone Investments (SA) Vodafone Telecommunications Investments (SA) Waco International Zitek Group Zitek Business Consulting
Anne Quinn	—	Alliance Gas Limited The BOC Foundation The BOC Group plc
David Williams	Bunzl Jersey Limited George Wimpey PLC Port & Free Zone World FZE Tormead Limited Tullow Oil PLC Tormead Enterprises Limited The Rory Peck Trust The Rory Peck Trading Company Limited Meggitt PLC	Bunzl PLC P&O Group PLC

Directorships and partnerships

Senior Management	Current	Previous
Andrew King	—	Anglo American Group Foundation Anglo American Veritas Limited Manakin Investments B.V.
Mervyn Walker	Amec Executive Pensions Trustee Limited Amec Staff Pensions Trustee Limited	British Airways Pension Investment Management Limited British Airways Pension Trustees Limited Speedwing International Limited

5.7 None of the Directors or members of Senior Management has:

- had any convictions in relation to indictable offences or convictions in relation to fraudulent offences, dishonesty or embezzlement;
- been declared bankrupt or sequestrated or been subject to any individual voluntary arrangement, or been associated with any bankruptcy, receivership or liquidation in his capacity as director or senior manager;
- (save as set out in paragraph 5.8 below) been an executive director or senior manager of any company which, at the time of or within 12 months following his executive directorship, has been subject to a receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors;
- been a partner or senior manager in any partnership which, at the time of or within 12 months following his being a partner, has been subject to a compulsory liquidation, administration or partnership voluntary arrangement, scheme of arrangement or made any other form of compromise with his or her creditors;
- owned any assets which have been subject to a receivership or been a partner in a partnership subject to a receivership where he was a partner at the time or within the 12 months preceding such event;
- been subject to public criticism or any official public incrimination and/or sanctions by any statutory or regulatory authority (including recognised or designated professional bodies) or been disqualified by a court from acting as a director or member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company or been barred from entry into a profession or occupation;
- been found guilty in disciplinary proceedings by an employer or regulatory body, due to dishonest activities; or
- been convicted in any jurisdiction of any criminal offence or an offence under legislation relating to the South African Companies Act.

5.8 David Williams was a director of John Dawson Motor Holdings Ltd and resigned on 28 March 1980 having served less than 12 months as a director. John Dawson Motor Holdings Limited was wound up in the second half of 1980 with a deficit of approximately £1 million. Cyril Ramaphosa was a director of Molope Group Limited which went into voluntary liquidation on 27 July 2000.

6 Directors' and Senior Management's Remuneration and Terms and Conditions

6.1 David Hathorn is the Chief Executive Officer of the Group and Paul Hollingworth is the Chief Financial Officer of the Group (the "Executive Directors").

6.2 Details of the Executive Directors' length of office under their service agreements are set out below:

Name	Date of appointment to current role	Notice required to terminate by either party (months)
David Hathorn	1 March 2003	12[(1)]
Paul Hollingworth	6 June 2006	12

Note:

(1) In the case of David Hathorn, notice given by the Group cannot expire before the second anniversary of Admission.

6.3 Under the terms of their service agreements which will be effective from Admission, David Hathorn and Paul Hollingworth are entitled to the remuneration and benefits set out below:

	Annual Salary (£)	Car Allowance (£)	Pension contribution (% of base salary)
David Hathorn	725,000[(1)]	22,390	30
Paul Hollingworth	450,000	18,360	25

Note:

(1) David Hathorn's remuneration as an executive director of Anglo American is currently £580,000 per annum.

The Executive Directors will be employed pursuant to two service agreements, one with MPLC and the other with MLTD, to reflect the duties each performs for each of those companies.

6.4 Upon Admission, David Hathorn will be eligible for a bonus from Anglo American in respect of his services to Anglo American during the period in 2007 in which he was employed by Anglo American. In respect of the whole of 2007, David Hathorn will, as an employee of Mondi, in respect of his services to Mondi, be eligible for an annual bonus of up to 150 per cent of salary, half of which will be paid in Mondi Ordinary Shares pursuant to the Bonus Share Plan described in paragraph 8.3 below, and a Mondi long term incentive plan ("LTIP") award of up to 175 per cent of salary. David Hathorn will be awarded the right to receive free Mondi Ordinary Shares ("Co-investment Shares") under a special co-investment arrangement, conditional on the satisfaction of a performance condition relating to Mondi's total shareholder return, relative to a group of 16 comparator companies in the paper and packaging sectors, over a four year performance period from Admission. The number of Co-investment Shares he may receive will be linked to the number of Mondi Ordinary Shares he buys himself shortly after Admission ("Investment Shares"), up to a maximum purchase consideration of £1 million. The maximum number of Co-investment Shares he may receive on achievement of upper quintile performance, is 2.5 times the number of Investment Shares. For the achievement of up to median performance he will receive Co-investment Shares equal to half the number of Investment Shares, and a sliding scale will apply for performance between median and upper quintile.

David Hathorn will also receive transitional awards under the LTIP to replace subsisting awards which will be partially lost as a result of leaving the Anglo American Group, which will vest in accordance with the vesting schedule of the awards which are being replaced.

6.5 Paul Hollingworth will be eligible for an annual bonus of up to 120 per cent of salary, half of which will be paid in Mondi Ordinary Shares pursuant to the Bonus Share Plan described in paragraph 8.3 below, and an LTIP award of up to 120 per cent of salary. Paul Hollingworth will also receive a retention award on Admission. Pursuant to this award, he will receive a cash bonus payment of 50 per cent of his base salary and an award of Mondi Ordinary Shares under the LTIP of 1.3 times base salary. 50 per cent of the share element of this award will vest on the first anniversary of the award date and the remaining 50 per cent on the second anniversary of the award date provided he remains in Mondi's employment on the relevant vesting dates.

6.6 The annual bonuses referred to in paragraphs 6.4 and 6.5 above will be subject to two performance elements: the corporate element and the individual element. For both David Hathorn and Paul Hollingworth the corporate element (which for 2007 comprises 70 per cent of the total amount) will, with effect from 1 January 2008, be determined by reference to an earnings per share based measure. In 2007 this element will, for reasons of continuity with existing Anglo American structures, be determined with reference to Earnings Before Interest and Tax ("EBIT") and Return on Capital Employed ("ROCE"). The individual element of the annual bonus will be determined by reference to achievement of personal objectives.

6.7 Under the terms of their service agreements, both David Hathorn and Paul Hollingworth may be paid in lieu of notice on termination of their employment. The payment in lieu will comprise base salary, car allowance and pension contributions for the notice period, along with a cash sum in lieu of bonus for that part of the financial year worked by the executive prior to the termination of his employment. This payment in lieu of bonus is calculated by reference to prior year's bonus award (on a pro-rated basis) unless the executive has been employed for less than one year, in which case the bonus sum is determined at the discretion of the Remuneration Committee. Both David Hathorn and Paul Hollingworth will be eligible for benefits in kind including life assurance, private health insurance, disability insurance and sick pay.

6.8 The terms of their service agreements include confidentiality provisions for the benefit of the Group and both restrictive covenants and garden leave arrangements preventing them from working in competition with the Group for up to 12 months after notice of termination has been served by either the Executive Director or their employing entity.

6.9 The Non-executive Directors are appointed jointly by MPLC and MLTD. Their appointments are terminable on six months' notice which cannot expire before the first anniversary of the date of their appointment with the exception of the Joint Chairman, Sir John Parker, whose appointment is terminable on 12 months' notice until the first anniversary of the date of his appointment and thereafter terminable on six months' notice. The Joint Chairmen, Sir John Parker and Cyril Ramaphosa, each receive a core fee of £260,000 per annum, plus supplemental fees reflecting their additional commitments, subject to a cap of £400,000 per annum per Chairman. The supplemental fees are as follows: £15,000 per meeting for each board meeting attended outside their country of residence; £15,000 per annum for chairing a board committee; £3,000 per meeting for each board committee meeting attended (other than as chairman of that committee); and for any additional duties performed at the request of the board, a fee of £5,000 per day. The other Non-executive Directors receive an annual fee of £40,000 along with an attendance fee of £5,000 for each board meeting held outside their country of residence and £1,500 for each day on which they attend board meetings in their country of residence. In addition, the Senior Independent Non-executive Director and Audit Committee Chairman receives an annual fee of £15,000 and other Non-executive Directors who chair board committees will receive an annual fee of £8,000.

In the period since 1 August 2006, Sir John Parker and David Williams have acted as consultants to AMIL in preparation for the Demerger. Colin Matthews and Anne Quinn have also undertaken substantial preparatory work. Sir John Parker will receive a consultancy fee at a rate of £400,000 per annum in respect of his services and David Williams, Colin Matthews and Anne Quinn will each receive the sum of £40,000 in respect of their work up to the date of their appointment as directors of MPLC.

6.10 The aggregate emoluments of the Directors and the Senior Management for the financial year ended 31 December 2006 was approximately €4.4 million. This figure includes salaries, bonuses and benefits in kind. The total amount set aside by the Group to provide pension, retirement or similar benefits in respect of the Directors and Senior Management in the financial year ended 31 December 2006 was €0.6 million.

7 Pensions and South African Post-Retirement Medical Benefits

7.1 Mondi operates and participates in a number of retirement plans in various jurisdictions. The plans are operated by Mondi in accordance with local law and practice. The benefits provided by these plans vary by jurisdiction and include retirement pensions, retirement lump sums, severance payments, long service awards, incapacity benefits and post-retirement medical benefits.

7.2 In the UK, Mondi operates four defined benefit pension plans for employees: the Medway Packaging Pension Scheme, the Aylesford Newsprint Limited Pension Plan, the Robert L Fleming Retirement Benefit Scheme and the Robert L Fleming Senior Staff Retirement Benefit Scheme. All of these plans are closed to new members. As at 31 December 2006, Mondi provided benefits for 300 employees, 543 deferred members, and 681 pensioners under these plans.

7.3 The Aylesford Newsprint Limited Pension Plan is operated by Aylesford Newsprint Limited which is owned as part of a joint venture in which Mondi has a 50 per cent holding. Therefore, Mondi is only liable to meet 50 per cent of the costs in relation to this plan. Alan McKendrick, the Chief Executive Officer of Aylesford Newsprint, has a company promise guaranteeing his pension under the Aylesford Newsprint Limited Pension Plan. The Aylesford Newsprint Limited Pension Plan was underfunded on a "buy-out basis" (i.e. by reference to a cost of securing the benefits with an insurance company) by £27 million as at April 2005.

7.4 The Medway Packaging Pension Scheme was underfunded on a buy-out basis by £56.6 million as at 30 September 2005.

7.5 As at 31 December 2005, the Robert L Fleming Retirement Benefit Scheme and the Robert L Fleming Senior Staff Retirement Benefit Scheme were underfunded on a buy-out basis by £8,319,000 and £4,279,000, respectively. Under the rules of each of these plans, the trustees have the power to wind up the plan but have not expressed an intention to do so. Mondi has made a one-off contribution in January 2007 to each of the plans amounting in aggregate to £3,522,000 with the effect of making both fully funded on an FRS 17 basis calculated as at 31 July 2006.

7.6 New hires are offered membership of a group personal pension plan or stakeholder plan. These are defined contribution arrangements, to which Mondi contributes a fixed percentage of the employee's salary.

7.7 Mondi participated in four other defined benefit plans in the UK until April 2006. Mondi ceased to participate with effect from April 2006. Mondi has no liabilities in respect of these pension plans.

7.8 A small number of employees are employed by an Anglo American entity based on the Isle of Man and are seconded to Mondi. Their employment will transfer to Mondi on or before the Demerger. These employees, including the Chief Executive Officer of Mondi, are members of defined contribution arrangements, and will be provided with defined contribution benefits after completion of the Demerger.

7.9 In South Africa, Mondi operates a number of plans. The Mondi defined benefit Pension Fund is closed to new members and as at April 2007 had 309 active members, 4 deferred members, 2 vested members and 2,034 pensioner, spouse and child members. The IAS 19 accounts for 2005 and 2006 show that this defined benefit arrangement was fully funded. The trustees determine employer contributions after actuarial valuations carried out at least every three years. Mondi also operates two defined contribution arrangements for approximately 3,932 employees as at April 2007, to which employers contribute at a rate of 8.5 per cent of salary including death and disability insurance. Mondi also participates in three industry-wide plans, all of which are defined contribution arrangements, in respect of around 900 employees. Mondi contributes to these arrangements at a rate of between 4 per cent and 7.5 per cent of salary. Mondi provides certain employees with post-retirement medical benefits under two arrangements, the Anglo American Medical Scheme and the National Independent Medical Aid Society, in respect of 979 employees and 1,291 pensioners (as at December 2006). These schemes are unfunded from a company perspective and represent a net liability under IAS 19. This amounts to a financial liability of just over R702 million. The Anglo American Medical Scheme is a separate legal entity to each of Mondi and Anglo American and has six trustees appointed by Anglo American South Africa Ltd and six appointed by employees or members of the scheme. A portion of the reserves which have built up within this scheme is notionally attributed to each participating employer, including Mondi, for the purpose of calculating each participating employer's voluntary contribution in circumstances where the projected future contributions by members of the scheme are insufficient to meet projected future medical claims from members. It is the current intention of Anglo American and Mondi that if Mondi were to leave the scheme at a future date, Anglo American would transfer an amount equivalent to Mondi's portion of the reserves to a new trust which would administer the amount so transferred for the sole benefit of the Mondi employees and the Mondi members leaving the Anglo American Medical Scheme but, at the date of this document, no definitive agreement has as yet been reached between Anglo American and Mondi.

7.10 In Germany, Mondi operates four defined benefit plans for employees. They are unfunded arrangements. In relation to a small number of managers, pension obligations are supported by reinsurance contracts funded through third party insurance companies. This arrangement is provided in addition to the pension benefits provided to the managers under the four defined benefit plans. Three of the plans, the PWA-AVO (*Papierwerke Waldhof-Aschaffenburg-Altersversorgungsordnung*), the Versorgungsordnung Erwin Behn, and the Versorgungsordnung der Franconia Verpackung GmbH are closed to new members. The Herkules/Natronag defined benefit plan is open to new members, but currently has no active members. Mondi also provides death benefits and long service awards to employees, and operates an ATZ partial retirement arrangement for 50 employees. The combined liability of all defined benefit pension, jubilee payments and ATZ obligations was reflected by a provision in the 2005 accounts for €25 million on an IAS 19 basis.

7.11 In Austria, Mondi operates a defined benefit pension plan, in accordance with a works council agreement for employees who joined the company before 1994. There are individual pension arrangements for some management employees. Eighteen management employees participate in the Mondi Group Pension Plan, a defined contribution plan. Employer contributions to this plan range from 8 per cent to 16 per cent of salary. The plans have 423 active members, 12 deferred members and 163 pensioners. Mondi also provides employees with death benefits through the Mondi Group Risk Benefit Plan, and some employees are entitled to long service awards. Employees are entitled to severance packages if they leave employment in certain circumstances. These benefits are provided on a defined benefit or defined contribution basis, depending on when an employee joined Mondi. The combined liability of all defined benefit pension, long service awards and severance obligations was reflected by a provision in the 2005 accounts for €95 million on an IAS 19 basis.

7.12 Mondi provides long service awards and retirement indemnity lump sum benefits for certain employees in Belgium, France, Italy and Russia. In Russia and Sweden, Mondi also operates unfunded pension arrangements for certain employees. Mondi also operates small pension plans, long service awards and retirement indemnity lump sum benefits in Hungary, Malaysia, Norway, Poland and Slovenia.

8 Employee Share Plans

To enable MPLC and MLTD to operate employee share plans in the future, MPLC and MLTD have adopted or will before Admission have adopted three executive plans and MPLC will also have adopted two all-employee plans (together known as the "New Plans"). The executive plans are: a Bonus Share Plan, a Long Term Incentive Plan and a Discretionary Share Option Plan; the all-employee plans are a Sharesave Option Plan and a Share Incentive Plan, both of which are designed to qualify for UK tax approval. The New Plans will be operated by MPLC and MLTD in favour of their respective employees. The current intention is that options will not normally be granted under the Discretionary Share Option Plan. In addition, one or more Employee Benefit Trusts will facilitate the operation of the New Plans. The common principal terms of each of the New Plans are set out below, followed by a description of the principal terms which are specific to each plan. All terms apply to New Plans of both MPLC and MLTD, unless otherwise stated.

8.1 Common terms

(a) Plan limits

In any 10 year period, commitments to issue new shares under the New Plans and all other employee share schemes adopted by MPLC and MLTD may not exceed 10 per cent of their respective issued ordinary share capitals. In addition, in any 10 year period, commitments to issue new shares under all executive share plans adopted by MPLC and MLTD may not exceed 5 per cent of their respective issued ordinary share capitals. These limits do not include rights to shares which have lapsed or been surrendered or partnership shares acquired by participants under the MPLC Share Incentive Plan, or shares issued pursuant to commitments made before Admission as described in paragraph 8.2(e) below.

(b) Operation of the New Plans

The Directors are responsible for the operation of the New Plans, but the Remuneration Committee is responsible for making key decisions about the participation of executive directors in the Bonus Share Plan, the Long Term Incentive Plan and the Discretionary Share Option Plan. The New Plans may normally be operated within 42 days of the announcement of results, for up to 10 years from Admission.

(c) Amendments to the New Plan rules

The Directors may amend the New Plans as they consider appropriate. However, the approval of Mondi Ordinary Shareholders is required to amend certain provisions to the advantage of participants. These provisions relate to: eligibility; individual and plan limits; option price (where applicable); and the adjustment of options or awards on variation in the share capital of MPLC and MLTD. The Directors can without shareholder approval adopt further plans, based on the New Plans, to take account of tax, exchange control or securities laws which apply to overseas employees.

(d) Change of control, merger or other reorganisations

On a takeover, scheme of arrangement, merger or certain other corporate events, options and awards generally vest early, subject to the satisfaction of any performance conditions, and also, where appropriate, subject to proportionate reduction on a time-apportionment basis. Alternatively, participants may be allowed or required to exchange their options or awards for options or awards over shares in the acquiring company.

(e) General

(i) Any new shares issued under the New Plans will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

(ii) Options and awards may be adjusted following any variation in the share capital of MPLC or MLTD.

(iii) Options and awards granted under the New Plans are not transferable, except with the consent of the Directors.

(iv) Benefits under the New Plans are not pensionable.

8.2 The MPLC and MLTD long-term incentive plans ("LTIP")

(a) Outline

The LTIP allows selected employees worldwide to receive awards of shares in MPLC or MLTD as appropriate. It is intended that awards would normally be granted to the more senior executives.

(b) Individual limits

The aggregate market value (at the time of the grant) of all shares awarded to an employee under the LTIP in respect of any year must not exceed twice his annual earnings except in exceptional circumstances. The transitional and retention awards described in (e) below are not included in this limit.

(c) Performance conditions

Awards to Executive Directors will be subject to conditions which must be satisfied before vesting, except in the case of the retention awards described in (e) below. These conditions will be based on the achievement of financial performance, and will seek to align the interests of the Executive Directors with the interests of the shareholders. It is intended that three conditions will apply to the first awards under the LTIP, over a three year performance period. One-third of the award will depend on the Group's total shareholder return, relative to a group of 16 comparator companies in the paper and packaging sectors. This third will not vest in full unless the Group's performance is in the top quartile, and will not vest at all unless the Group's performance is at median, at which point 25 per cent will vest. The next third of the award will depend on the Group's return on capital employed. This third will not vest in full unless the maximum target of 13 per cent is achieved, and will not vest at all unless the minimum target of 10 per cent is achieved, at which point 30 per cent will vest. The final third will depend on the Group's normalised growth in earnings per share. This third will not vest in full unless compound annual growth is at least 13 per cent over the three years, and will not vest at all unless compound annual growth is at least 7 per cent, at which point 30 per cent will vest. Awards lapse to the extent that they fail to vest; there is no re-testing.

(d) Vesting of awards

Awards will normally vest on the satisfaction of performance conditions. If a participant leaves the Group before the end of the performance period, awards will normally lapse unless the Directors decide otherwise. The vesting of awards following termination of employment (except on death) will normally remain subject to satisfaction of performance conditions, and to reduction on a time-apportioned basis.

(e) First awards

MPLC and MLTD intend to make initial awards under the LTIP as soon as practicable after Admission, and in future years awards will normally be made shortly after the announcement of final results. In addition, transitional awards, to a value of approximately €2 million, will replace subsisting awards, which will be partially lost as a result of leaving the Anglo American Group, and retention awards, to a value of approximately €24 million, will be made to approximately 100 executives pursuant to commitments made before Admission, on terms that they will vest on the second anniversary of grant (or, in some cases, in two tranches at the first and second anniversaries of grant), provided the executives remain employed by the Group until that time. The number of Mondi Ordinary Shares subject to the initial, transitional and retention awards will be determined by reference to an average share price over a period commencing with Admission and ending three days after publication of the Group's interim results, to reduce the impact of volatility.

8.3 The MPLC and MLTD bonus share plans ("BSP")

(a) Outline

The BSP allows a proportion of an employee's annual bonus to be paid in the form of shares in MPLC or MLTD, as appropriate, known as bonus shares, conditional on the employee remaining with the Group for a holding period. The BSP also allows participants to receive a matching award of additional shares, but there is no present intention to make any matching awards.

(b) Individual limits

The value of bonus shares awarded is determined by the amount of the annual bonus. If matching awards were made, the ratio to bonus shares would not exceed one for one, except in exceptional circumstances.

(c) Performance conditions

If matching awards were made to Executive Directors, they would be subject to conditions which would be based on significant and sustained improvement in the underlying financial performance of the Group.

(d) Vesting of awards

Awards of bonus shares will vest at the end of the holding period, normally three years, provided the participant remains in employment with the Group. If a participant leaves the Group before the end of the holding period, other than for specified "good leaver" reasons, awards normally lapse unless the Directors decide otherwise.

If matching awards were made, they would normally vest on the satisfaction of performance conditions, but would lapse if the participant left the Group before the end of the performance period, unless the Directors decided otherwise, in which case they would remain capable of vesting, subject to satisfaction of performance conditions, and to reduction on a time-apportioned basis.

(e) First awards

MPLC and MLTD intend to make the first awards under the BSP as soon as practicable after Admission and in future years awards will normally be made shortly after the announcement of final results. The number of Mondi Ordinary Shares subject to the first awards will be determined by reference to an average share price over a period commencing with Admission and ending three days after publication of the Group's interim results, to reduce the impact of volatility.

8.4 The MPLC and MLTD discretionary share option plans

(a) Outline

This plan allows options to be granted to selected employees worldwide. Part of the MPLC plan will qualify for UK tax approval, and options granted under this part are referred to below as Approved Options. However, there is no present intention to grant any options under either the MPLC or the MLTD plans.

(b) Performance conditions

If options are granted to Executive Directors, they will be subject to conditions which must be satisfied before exercise. These conditions will be based on significant and sustained improvement in the underlying financial performance of the Group.

(c) Option price

The option price must not be less than the market value of the MPLC or the MLTD shares on the date of grant. This may be the share price on the Business Day before the date of grant or the average share price over the three preceding Business Days. The option price of an option to subscribe must not be less than the nominal value.

(d) Individual limits

The aggregate market value (at the time of the grant) of all shares over which options are granted to an employee under the plan and any other discretionary share option plan in respect of any year must not exceed twice his annual earnings except in exceptional circumstances. A participant may not hold Approved Options over shares worth more than £30,000 valued at the date of grant.

(e) Exercise of options

Options would normally be exercisable, subject to any performance condition being satisfied, between three and 10 years after grant. If an optionholder left the Group before the end of the performance period, options would normally lapse unless the Directors decided otherwise. However, if the optionholder left for certain reasons, including ill-health, retirement, death or redundancy, or the sale of the company or business for which he worked, the options would become exercisable subject to performance conditions having been met, and would normally be subject to reduction on a time-apportioned basis.

8.5 The MPLC sharesave option plan

(a) Outline

This plan allows employees to apply for an option to acquire MPLC shares, and at the same time to enter into a savings contract. It is designed to qualify for tax approval in the UK, and can be extended to other countries on an unapproved basis. MPLC intends to launch the plan in the UK after Admission.

(b) Eligibility

All UK employees of MPLC and any participating subsidiary are eligible to participate in the plan, subject to satisfaction of any qualifying period of employment. When this plan is operated, all eligible employees must be invited to participate.

(c) Savings contract

To be granted an option, participants must enter into a savings contract, under which they choose to save a fixed amount between £5 and £250 per month by deduction from their salary. The savings are used to acquire shares on the exercise of the option.

(d) Option price

The option price per share must not be less than 80 per cent of the market price on the day before the date of invitation or date of grant, or the average market price over the three preceding days, in both cases being days on which the London Stock Exchange is open for business.

(e) Exercise of options

Options can normally only be exercised in the six month period after the end of the savings contract. Options may, however, be exercised early in certain circumstances. These include, for example, an employee leaving because of ill-health, retirement, death or redundancy or the sale of the company or business for which he works. On cessation of employment for other reasons, options will normally lapse.

8.6 The MPLC share incentive plan

(a) Outline

The plan allows employees to buy shares, or to receive free MPLC shares. It is designed to qualify for tax approval in the UK.

(b) Eligibility

All UK employees of MPLC and any participating subsidiary may participate in this plan, subject to satisfaction of any qualifying period of employment. When this plan is operated, all eligible employees must be invited to participate.

(c) Operation

Employees may be offered free, partnership or matching shares (as described below), as the Directors decide, each time the plan is operated. This will allow the Directors to implement the plan in the way they consider most appropriate for MPLC. MPLC currently intends to offer UK employees the opportunity to buy partnership shares and receive matching shares on a one for one basis with effect from Admission and will consider extending the plan to other countries on a phased basis in the future.

(d) Free shares

Participants can be given free shares worth up to £3,000 a year but there is no current intention to offer free shares. The free shares must generally be offered to all eligible employees on similar terms but the number of free shares can vary by reference to a participant's remuneration, length of service or hours worked. The free shares must be retained for between three and five years. The free shares may be forfeited if the participant leaves employment within three years other than through death, retirement, redundancy, injury or disability, or sale of the employing company or business.

(e) Partnership shares

Employees may be offered the opportunity to buy shares ("partnership shares") using amounts deducted from their pre-tax salary. Under current legislation, they can use up to £1,500 in each tax year to buy partnership shares. They can stop their salary deductions at any time. The deductions from salary may be used to buy partnership shares each month, or may be accumulated for a period of up to one year and then used to buy partnership shares at the end of the period. If this happens, participants will buy the partnership shares at the market price at the beginning of the period, or the market price at the end if lower.

(f) Matching shares

Employees may be awarded additional free shares ("matching shares") on a matching basis to participants who buy partnership shares. A maximum of two matching shares can be awarded for each partnership share, although it is intended that a one for one ratio will be applied. Matching shares must be offered on the same basis to each participant and must be retained for a holding period of between three and five years. The matching shares may be forfeited on the same basis as free shares or if the corresponding partnership shares are sold.

(g) Plan trust

The plan operates in conjunction with a trust, which holds shares on behalf of participants. Dividends paid on shares held in the trust may be paid to participants in cash or reinvested in additional shares which are held in the trust for three years. If a general offer is made to the shareholders of MPLC, participants may direct the trustee how to deal with their shares.

8.7 Employee Benefit Trust

MPLC and MLTD will each establish before Admission an Employee Benefit Trust ("EBT") which may acquire Mondi Ordinary Shares and hold them for the benefit of Group employees, and use them to facilitate the operation of MPLC's and MLTD's respective employee share plans. The trustee of the EBT may acquire shares by buying them on the market, or by subscribing for new shares. If it subscribes for new shares, it will take account of the limits described in 8.1(a) above. It will be funded by way of loans and other contributions from the members of the Group. The trustee will waive dividends and normally it will only vote in respect of shares it holds after consulting with MPLC or MLTD as appropriate. It does not intend to hold more than 5 per cent of the issued share capital of MPLC or MLTD at any time.

9 Banking Facilities

9.1 Group Facilities

MPLC, MLTD and Mondi Finance Limited will enter into a €1.55 billion unsecured multicurrency syndicated revolving credit facility prior to the Demerger becoming effective (the "Facility"). The Facility is underwritten by four banks, being UniCredit Markets and Investment Banking, acting through Bank Austria Creditanstalt AG, Barclays Bank PLC, Citibank, N.A., London Branch and Deutsche Bank AG, London Branch (the "Underwriters"). The underwriting for the Facility was put in place pursuant to a mandate letter entered into between the Underwriters and Mondi Finance Ltd on 25 May 2007. The Facility will be available for drawdown shortly before the date the Demerger becomes effective subject to satisfaction of all relevant conditions precedent. In respect of all drawdowns made prior to the Demerger becoming effective, Anglo American will provide a guarantee of Mondi's obligations under the Facility, such guarantee to terminate automatically on the date that the Demerger becomes effective.

Mondi will use the cash proceeds of the Facility to refinance existing intra-group indebtedness provided to the Group by Anglo American and for its general corporate purposes. Any drawdown made prior to the date of the Demerger becomes effective will be used to refinance the existing intra-group indebtedness provided by Anglo American to Mondi. MPLC will guarantee the obligations of any wholly-owned subsidiaries which either are borrowers under the Facility, or which accede to the Facility as borrowers at a later date. Mondi Finance Ltd (which, on completion of the Demerger, will be an indirect wholly-owned subsidiary of the MPLC), will be the primary borrower under the Facility. MLTD will also be a named borrower under the Facility but there are no plans for it to make drawdowns under the Facility.

The Facility will be a single tranche €1.55 billion revolving credit facility with a maturity of five years. Borrowings under the Facility will bear interest at a rate equal to LIBOR plus 32.5 basis points, with a commitment fee equal to 9.75 basis points. If borrowings exceed 50 per cent of the total committed amount of the Facility, a utilisation fee of 2.5 basis points will be payable.

Under the Facility, undrawn amounts will remain available to the Group until the final maturity date of each tranche. Individual drawings under the facility will be able to be repaid prior to their specified maturity date without penalties or fees other than break costs. Subject to certain customary conditions, amounts prepaid in relation to revolving advances shall be available for re-borrowing. The Facility will contain a financial covenant requiring the Group to ensure that its total net borrowings will not exceed 3.5 times EBITDA. The underwriting for the facility was put in place on 21 May 2007.

MLTD entered into a ZAR 2 billion unsecured single currency bilateral three year term loan facility on 4 May 2007 (the "SA Facility"). The SA Facility has been provided to MLTD by The Standard Bank of South Africa Limited. The SA Facility was drawndown on 4 May 2007 and the proceeds used for general corporate purposes and to refinance existing financial indebtedness. The SA Facility is also available for drawing by Mondi Packaging South Africa and Mondi Shanduka Newsprint. The obligations of the borrowers under the SA Facility will be guaranteed by MLTD and Mondi Finance Limited. The SA Facility is a three year amortising term loan. The SA Facility has the same financial covenant as the facility described above.

In addition to the Facility and the SA Facility described above, Mondi currently has a number of other material loans as described in paragraph 9.2 below.

9.2 Material loans

As at 31 March 2007, the net indebtedness of the Group was €1,317 million. Out of this, there were 15 material loans. These were as follows:

(a) loans of €871,817,000 (in aggregate) made by Anglo American Group companies (as lenders) to Mondi Group companies (as borrowers). The loans are to be repaid on the drawdown of the Facility outlined above;

(b) a loan made by The Standard Bank of South Africa (as lender) to Mondi Packaging South Africa Limited (as borrower) entered into on 13 January 2005. The outstanding loan is €87,556,000 to be repaid by 12 November 2014;

(c) a loan made by Bank Austria Creditanstalt (as lender) to Mondi Packaging AG (as borrower) entered into on 21 August 2006. The outstanding loan is €84,210,000 to be repaid by 31 August 2011;

(d) a loan made by Nedcor Bank (as lender) to Mondi South Africa Limited (as borrower) entered into on 17 August 1999. The outstanding loan is €73,650,000 was repaid on the drawdown of the SA Facility outlined above;

(e) a loan made by Bank Austria Creditanstalt (as lender) to Mondi Business Paper Holding AG (as borrower) entered into on 30 August 2004. The outstanding loan is €70,000,000 to be repaid by 31 August 2009;

(f) a loan made by The Standard Bank of South Africa (as lender) to Mondi Packaging South Africa Limited (as borrower) entered into on 13 January 2005. The outstanding loan is €51,504,000 to be repaid by 12 November 2014;

(g) a loan made by Bank Austria Creditanstalt (as lender) to Mondi Packaging AG (as borrower) entered into on 15 March 2004. The outstanding loan is €36,416,000 to be repaid 31 December 2011;

(h) a loan made by Bank Austria Creditanstalt (as lender) to Mondi Packaging AG (as borrower) entered into on 21 August 2006. The outstanding loan is €36,090,000 to be repaid by 31 March 2008;

(i) a loan made by European Investment Bank (as lender) to Mondi Business Paper SCP (as borrower) entered into on 15 December 2004. The outstanding loan is €32,000,000 to be repaid by 15 December 2011;

(j) a loan made by ABSA (as lender) to Mondi South Africa Limited (as borrower) entered into on 19 March 1999. The outstanding loan is €29,872,000 was repaid on the drawdown of the SA Facility outlined above;

(k) a loan made by First Rand Bank Limited (as lender) to Mondi Shanduka Newsprint (as borrower) entered into on 1 June 2004. The outstanding loan is €27,608,000 to be repaid by 31 May 2012;

(l) a loan made by Citibank (as lender) to Mondi Business Paper SCP (as borrower) entered into on 19 June 2003. The outstanding loan is €22,273,000 to be repaid by 1 March 2010;

(m) a loan made by ABN Amro (as lender) to Mondi Business Paper Syktyvkar (as borrower) entered into on 15 March 2006. The outstanding loan is €22,226,000 to be repaid by 16 August 2008;

(n) a loan made by ABN Amro Bank (as lender) to Mondi Packaging Paper Swiecie (as borrower) entered into on 23 January 2006. The outstanding loan is €30,905,000 to be repaid by 30 October 2007; and

(o) a loan made by International Moscow Bank (as lender) to Mondi Business Paper Syktyvkar (as borrower) entered into on 26 July 2006. The outstanding loan is €20,024,000 to be repaid by 15 June 2008.

A certain proportion of the Anglo American Group loans (described in (a) above) are on-lent within the Group on standard intra-group terms.

10 Subsidiaries and Associated Undertakings

The following table shows the principal subsidiary undertakings of the Group following the Demerger becoming effective, being those undertakings which the Group considers likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or profits and losses of the Group, and the percentage interest in those undertakings held by the Group.

Subsidiary undertaking	Country of incorporation	Principal activity	Proportionate ownership interest and voting power
Mondi Investments Sàrl	Luxembourg	Holding Company	100%
Mondi Packaging Sàrl	Luxembourg	Holding Company	100%
Mondi Business Papers Sàrl	Luxembourg	Holding Company	100%
Mondi Packaging AG.	Austria	Holding Company	100%
Mondi Packaging Europe SA	Luxembourg	Holding Company	100%
Mondi Packaging Holdings AG	Austria	Holding Company	100%
Mondi Packaging Swiecie SA	Poland	Production Company	66%
Mondi Packaging Paper Steti a.s	Czech Republic	Production Company	100%
Packaging Dynäs Aktiebolag	Sweden	Production Company	100%
Mondi Packaging Frantschach GmbH	Austria	Production Company	100%
Paper Factory Stambolijski A.D.	Bulgaria	Production Company	100%
Mondi Business Paper Holding AG	Austria	Holding Company	100%
Mondi Business Paper Syktyvkar	Russia	Production Company	97.88%
Ybbstaler Zellstof GmbH.	Austria	Production Company	100%
Mondi Business Paper SCP.	Slovakia	Production Company	51%
Europapier AG	Austria	Holding Company	90%
Mondi Business Paper Hadera Ltd	Israel	Production Company	50.1%
Mondi Packaging South Africa (Pty) Ltd	South Africa	Holding Company	55%
Mondi Shanduka Newsprint (Pty) Ltd	South Africa	Holding Company	50%
Aylesford Newsprint Holdings Limited	UK	Holding Company	50%

11 Properties, Plant and Equipment

The Group has 112 operating plants. Its principal sites (which are freehold properties except as noted below) are as follows:

Mondi Packaging

Site and location	Current use	Pulp capacity (kilo tonnes per annum)	Paper capacity (kilo tonnes per annum)
Swiecie, Poland[1]	Production of pulp and paper	470	820[2]
Steti, Czech Republic	Production of pulp and paper	420	330
Frohnleiten, Austria	Production of recycled containerboard	–	170
Niedergösgen, Switzerland[3]	Production of recycled containerboard	–	180
Monza, Italy	Production of recycled containerboard	–	100
Holcombe, UK[4]	Production of recycled containerboard	–	105
Raubling, Germany	Production of recycled containerboard	–	210
Frantschach, Austria	Production of pulp and paper	250	260
Dynäs, Sweden	Production of pulp and paper	250	250
Ružomberok, Slovakia[5]	Production of paper	–	70
Stambolijski, Bulgaria	Production of pulp and paper	100	120
Syktyvkar, Russia[6]	Production of pulp and paper	–	210
Richards Bay, South Africa[7]	Production of pulp and paper	–	270

Notes:

(1) *Freehold and leasehold.*

(2) *After the rebuild of PM1 and PM4 in 2007/2008, the capacity will be increased to 880 tonnes per annum.*

(3) *Mixed single and co-ownership title with one part of the property having building rights only.*

(4) *Part of this site is held pursuant to a 999 year lease.*

(5) *The Ružomberok mill procures approximately 25 kilo tonnes of pulp per annum from Mondi Business Paper.*

(6) *The Syktyvkar mill is operated by Mondi Business Paper. Approximately 185 kilo tonnes of pulp per annum is attributed to Mondi Packaging.*

(7) *The Richards Bay mill is operated by Mondi Business Paper. Approximately 270 kilo tonnes of pulp per annum is attributed to Mondi Packaging. Freehold and leasehold.*

Site and location	Current use	Pulp capacity (kilo tonnes per annum)	Paper capacity (kilo tonnes per annum)
Kematen, Austria	Production of pulp and paper	49	103
Hausmening, Austria	Production of paper	–	281
Ružomberok, Slovakia[(1)]	Production of pulp and paper	405	513
Syktyvkar, Russia[(2)]	Production of pulp and paper	680	580
Szolnok, Hungary	Production of paper	–	125
Richards Bay, South Africa[(3)]	Production of pulp	720	–
Merebank, South Africa[(4)]	Production of paper	–	510
Hadera, Israel[(5)]	Production of paper	–	132

Notes:

[(1)] The Ružomberok mill, Slovakia including 25 kilo tonnes of pulp sold internally to Mondi Packaging.

[(2)] The Syktyvkar mill pulp capacity includes 185 kilo tonnes of pulp attributed to Mondi Packaging. Paper capacity includes 192 kilo tonnes of newsprint capacity, but excludes Mondi Packaging's packaging paper machine.

[(3)] The Richards Bay pulp capacity includes 270 kilo tonnes of pulp attributed to Mondi Packaging, but excludes Mondi Packaging's packaging paper machine. Freehold and leasehold.

[(4)] Freehold and leasehold.

[(5)] Leased from American Israeli Paper Mills.

Mondi Packaging South Africa

Site and location	Current use	Pulp capacity (kilo tonnes per annum)	Paper capacity (kilo tonnes per annum)
Springs, South Africa[(1)]	Production of recycled cartonboard	–	137
Felixton, South Africa[(1)]	Production of containerboard	70	107
Piet Retief, South Africa[(1)]	Production of containerboard	50	129

Notes:

[(1)] Freehold and leasehold.

Newsprint and Merchant

Site and location	Current use	Pulp capacity (kilo tonnes per annum)	Paper capacity (kilo tonnes per annum)
Aylesford, United Kingdom	Production of newsprint	–	430
Merebank, South Africa[(1)]	Production of newsprint	150	220

Note:

[(1)] Freehold and leasehold.

12 Miscellaneous

12.1 Material contracts

The following contracts (not being contracts entered into in the ordinary course of business) are contracts which have been entered into by the Group in the two years immediately prior to the date of this document, and which are or may be material or are contracts entered into by the Group which contain any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Group at the date of this document:

(a) a mandate letter between UniCredit Markets and Investment Banking, acting through Bank Austria Creditanstalt AG, Barclays Capital, Citigroup Global Markets Limited and Deutsche Bank AG, London Branch as mandated lead arrangers, UniCredit Markets and Investment Banking, acting through Bank Austria Creditanstalt AG, Barclays Bank PLC, Citibank, N.A., London Branch and Deutsche Bank AG, London Branch as underwriters dated 25 May 2007 in connection with a credit facility, the terms of which are summarised in paragraph 9 of this Part XIV;

(b) a credit facility agreement between MLTD and The Standard Bank of South Africa dated 4 May 2007, the terms of which are summarised in paragraph 9 of this Part XIV;

(c) an agreement (the Demerger Agreement) between Anglo American, MPLC and MLTD dated 1 June 2007 regarding the terms of the Demerger. The terms of the Demerger Agreement are summarised in Part X: "Further Details on the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation";

(d) an agreement (the Tax Agreement) between Anglo American, MPLC and MLTD dated 1 June 2007 regarding tax liabilities between the parties. The terms of the Tax Agreement are summarised in Part X: "Further Details on the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation";

(e) an agreement (the Indemnity Agreement) between Anglo American, MPLC and MLTD dated 1 June 2007 regarding certain future liabilities between Anglo American and MPLC. The terms of the Indemnity Agreement are summarised in Part X: "Further Details on the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation";

(f) an agreement (the Sponsors' Agreement) between the Joint Sponsors, MPLC and MLTD dated 1 June 2007. Under this agreement the Joint Sponsors were appointed to act as sponsors to MPLC in connection with the application for UK Admission and UBS South Africa (Proprietary) Limited was appointed to act as sponsor to MLTD and MPLC in connection with the application for SA Admission. MPLC and MLTD gave the Joint Sponsors and UBS South Africa (Proprietary) Limited certain customary warranties and undertakings regarding, amongst other things, the accuracy of information contained in this document and concerning the Group. Pursuant to the Sponsors' Agreement, the Joint Sponsors may terminate the agreement in certain circumstances at any time before Admission becomes effective such as if there has been a material breach of the agreement by MPLC or MLTD, if any statement made in a public document or any warranty in the agreement is not true, correct and not misleading in any material respect, or if a material adverse change in the financial or trading conditions of the Mondi Group or certain longstop dates are reached. MPLC and MLTD have also indemnified the Joint Sponsors against certain losses incurred in connection with the Admission; and

(g) an agreement (the Depositary Agreement) between MLTD and the Depositary under which MLTD appoints the Depositary to constitute and issue from time to time, upon the terms of the Deed Poll, a series of MLTD Depositary Interests representing securities issued by MLTD and to provide certain other services in connection with such MLTD Depositary Interests. The terms of the Depositary Agreement are summarised in paragraph 11 of Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation" of this document.

No other material contracts, other than in the ordinary course of business, were entered into within the two years preceding the last practicable date or before that date and which remain outstanding in any respect.

12.2 Legal proceedings

Other than the governmental proceedings outlined on pages 69 and 70 in the paragraph entitled "Land claims" in Part V: "Information on the Group", no member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware) in the 12 months preceding the date of this document which may have, or have had in the recent past, material effects on the Group's financial position or profitability.

12.3 Working capital

Mondi and the Directors are of the opinion that, taking into account available bank facilities, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

12.4 No significant change

There has been no significant change to the financial or trading position of the Group since 31 December 2006 (the date to which the audited financial information in Part VIII: "Financial Information" has been prepared).

12.5 Consents

(a) Deloitte & Touche LLP is regulated to carry out audit work by the Institute of Chartered Accountants in England and Wales and has given and has not withdrawn its written consent to the inclusion in this document of its accountants' reports in Part VIII: "Financial Information" and its report on the pro forma statements of net assets in Part IX: "Pro Forma Financial Information", and the references thereto and its name in the form and context in which they appear and has authorised the content of those parts of this document for the purposes of Prospectus Rule 5.5.3R(2)(f) and item 23.1 of Annex I and item 10.3 of Annex III of Commission Regulation (EC) No. 809/2004.

(b) The South African sponsor, attorneys and transfer secretaries and the English attorneys, reporting accountants and auditors, Joint Sponsors and registrars whose names are in this Prospectus, have consented in writing to act in the capacities stated and to their names being included in this Prospectus and have not withdrawn their consents prior to the publication of this Prospectus.

12.6 Expenses

Anglo American will fund the total costs and expenses of, or incidental to, the Demerger and Admission payable by the Group, including the London Stock Exchange fee, JSE fee, UKLA fee, professional fees and the costs of preparation, printing and distribution of this document, which are estimated to amount to approximately €71 million (exclusive of recoverable VAT).

12.7 Related party transactions

The related party transactions for the purposes of the standards adopted according to Commission Regulation (EC) No. 1606/2002 which the Group has entered into during the period covered by the historical financial information set out in Part VIII: "Financial Information" of this document and up to the date of this document are set out in Note 36 of Part VIII: "Financial Information – Related Party Transactions".

The following agreements have been entered into since the date of the last audited financial information of the Group:

(a) an agreement (the Demerger Agreement) between Anglo American, MPLC and MLTD dated 1 June 2007 regarding the terms of the Demerger. The terms of the Demerger Agreement are summarised in Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation";

(b) an agreement (the Tax Agreement) between Anglo American, MPLC and MLTD dated 1 June 2007 regarding tax liabilities between the parties. The terms of the Tax Agreement are summarised in Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation";

(c) an agreement (the Indemnity Agreement) between Anglo American, MPLC and MLTD dated 1 June 2007 regarding certain future liabilities between Anglo American and MPLC. The terms of the Indemnity Agreement are summarised in Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation"; and

(d) an agreement (the Sponsors Agreement) between the Joint Sponsors, MPLC and MLTD and dated 1 June, 2007 in connection with the Admission. The terms of the Sponsors' Agreement are summarised in paragraph 12.1 in this Part XIV.

12.8 Documents available for inspection

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of not less than 14 days from the date of publication of this document at the registered offices of MPLC and MLTD, at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ, UK and at UBS South Africa (Proprietary) Limited, 64 Wierda Road East, Wierda Valley, Johannesburg, South Africa from the date of this document to Admission:

(a) this document;

(b) the Memoranda of Association referred to in paragraph 3: "The MPLC Memorandum of Association and MLTD Memorandum of Association" and the Articles of Association referred to in paragraph 4: "The MPLC Articles of Association and MLTD Articles of Association" of this Part XIV;

(c) the service agreements and letters of appointment referred to in paragraph 6: "Directors' and Senior Management's Remuneration and Terms and Conditions" of this Part XIV;

(d) the letters of consent referred to in paragraph 12.5: "Consents" above;

(e) the Accountants' Reports by Deloitte & Touche LLP on the financial information of the Group set out in Part VIII: "Financial Information";

(f) the Accountants' Report by Deloitte & Touche LLP on the Pro Forma Financial Information of the Group set out in Part IX: "Pro Forma Financial Information";

(g) the DLC Agreements;

(h) the material contracts referred to in paragraph 12.1: "Material Contracts" above; and

(i) the Deed Poll.

The following definitions apply throughout this document unless the context requires otherwise:

Action	any distribution or any action affecting the amount or nature of or economic benefit derived from issued equity share capital, including any cash dividend, distribution in specie, offer by way of rights, bonus issue or capitalisation issue, repayment or reduction of capital, sub-division or consolidation, share buy-back or amendment of the rights of any shares or a series of one or more of such actions, but excluding any change in the Equalisation Ratio
Admission	UK Admission and SA Admission
Admission and Disclosure Standards	the requirements contained in the publication "Admission and Disclosure Standards" dated July 2005 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
AMIL	Anglo Mondi Investments Limited of 20 Carlton House Terrace, London SW1Y 5AN
Anglo American	Anglo American plc
Anglo American Board	the Board of Directors of Anglo American
Anglo American Extraordinary General Meeting	the extraordinary general meeting of Anglo American which is due to be held on 25 June 2007 at 4:00 p.m., notice of which is set out in the Circular, or any reconvened meeting following any adjournment thereof
Anglo American Group	Anglo American and its subsidiary undertakings from time to time (as defined in the Companies Act), including, prior to the payment of the Demerger Dividend, AMIL and MLTD
Anglo American Ordinary Shares	prior to the Anglo American Share Consolidation, Existing Anglo American Ordinary Shares, during the Anglo American Share Consolidation, Intermediate Anglo American Ordinary Shares and after the Anglo American Share Consolidation, New Anglo American Ordinary Shares
Anglo American Register	the register of members of Anglo American, including, unless the context otherwise requires, the Anglo American South African Branch Register
Anglo American Share Consolidation	the proposed consolidation of Anglo American Ordinary Shares to be achieved by consolidating every 100 Existing Anglo American Ordinary Shares or 100 authorised but unissued ordinary shares of Anglo American, respectively, into 91 New Anglo American Ordinary Shares
Anglo American Shareholders	holders of Anglo American Ordinary Shares
Anglo American South African Branch Register	the register of members of Anglo American resident in South Africa

Applicable Regulation .... (a) applicable law and regulations (including, without limitation, the requirements of the City Code and the South African Securities Regulation Code on Takeovers and Mergers);

(b) directives, notices or requirements of any Governmental Agency having jurisdiction over MPLC or MLTD, as the case may be; and

(c) the rules, regulations and guidelines of:

(i) any stock exchange on which either the MPLC Ordinary Shares or the MLTD Ordinary Shares are listed or quoted;

(ii) any other body with which entities with securities listed or quoted on such exchanges customarily comply,

(but, if not having the force of law, only if compliance with such directives, notices, requirements, rules, regulations or guidelines is in accordance with the general practice of persons to whom they are intended to apply) in each case for the time being in force and taking account of all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to MPLC or MLTD, as the case may be

Authorised Dealer .... banks appointed as authorised dealers in foreign exchange under the orders and rules issued under the South African Exchange Control Regulations

BBBEE .... the broad based black economic empowerment policy of South Africa

Boards of MPLC and MLTD or **Boards** ..... the MPLC Board and the MLTD Board and/or, in either case, a duly constituted committee thereof

Business Day .... a day which is not a Saturday, Sunday or public holiday in England and Wales or South Africa

certificated or **in certificated form** .... recorded in physical paper form on the Register without reference to the CREST or Strate systems

Certificated Shareholders .... Anglo American Shareholders who hold Existing Anglo American Ordinary Shares in certificated form immediately prior to the Record Time, and "**Certificated Shareholder**" means any one of them

Circular .... the circular sent to Anglo American Shareholders on or around the date of this document relating to the Demerger, including among other things, a description of the Demerger and notice of the Anglo American Extraordinary General Meeting

City Code .... the City Code on Takeovers and Mergers of the UK

Class Rights Actions .... as described in paragraph 2.5 of Part XII: "Details of the DLC Structure"

CMA .... the common monetary area consisting of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland

Combined Code	the Combined Code on Corporate Governance issued in June 2003 by the UK Financial Reporting Council
Companies Act	the Companies Act 1985 (as amended and re-enacted from time to time)
Company Secretary	the MPLC Company Secretary or the MLTD Company Secretary (as the case may be), whose names are set out in Part II: "Directors, Secretary, Registered and Head Office and Advisers"
Conversion Date	the date of termination of the DLC Structure, where upon the MPLC Special Converting Shares and the MLTD Special Converting Shares will be redesignated as ordinary shares in the relevant company
Conversion Event	as described in paragraph 12 of Part XII: "Details of the DLC Structure"
Corporate Governance Codes	The Combined Code and the King Code
Corporate Nominee	Lloyds TSB Registrars Corporate Nominee Limited
Corporate Nominee Facility	the facility under which the Corporate Nominee holds MLTD Depositary Interests on behalf of Non-SA Certificated Shareholders
Corporate Services Agreement	as described in paragraph 17 of Part XII: "Details of the DLC Structure"
Court	the High Court of Justice of England and Wales
Court Hearing	the hearing of the petition to sanction the Reduction of Capital
CREST	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations)
CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
CRESTCo	CRESTCo Limited
CSDP	a Central Securities Depositary Participant
Custodian	the custodian nominated by the Depositary
Dealing Facility	the share dealing facility to be made available to Eligible Holders as described in paragraph 12 of Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation" of this document on the terms and conditions set out in the Circular
Deed Poll	a deed poll executed by the Depositary in favour of the holders of MLTD Depositary Interests from time to time
Deed Poll Guarantee	the MPLC Deed Poll Guarantee or the MLTD Deed Poll Guarantee (as the context may require)
Demerger	the proposed demerger of the Group from Anglo American to be implemented by the transfer of Anglo American's holdings of AMIL Shares to Mondi on terms that MPLC will issue and allot MPLC Ordinary Shares to Anglo American Shareholders on a one for one basis in payment of the Demerger Dividend, the subsequent Reduction of Capital and the subsequent MPLC Share Consolidation

Demerger Agreement .... the Demerger Agreement between Anglo American, MPLC and MLTD dated 1 June 2007

Demerger Dividend .... the special dividend *in specie* proposed to be paid to Anglo American Shareholders to effect the distribution to Anglo American Shareholders of the MPLC Ordinary Shares as the first step in the Demerger, as more fully described in the Circular

Demerger Resolutions .... the resolutions 1-5 set out in the notice of Anglo American Extraordinary General Meeting at the end of the Circular

Depositary Agreement .... the depositary agreement dated Tuesday, 29 May 2007 between MLTD and Capita

Depository Interests .... dematerialised depository interests representing entitlements to non-UK securities issued by the Depositary

Depositary or **Capita** .... Capita IRG Trustees Limited of The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU

Directors .... the directors of MPLC and/or MLTD (as the case may be)

Disclosure and Transparency Rules .... the rules relating to the disclosure of information made in accordance with Section 73A of FSMA (as amended from time to time)

Dividend Access Shares .... in relation to MLTD, the SA DAN Share and the SA DAS Share and in relation to MPLC, the UK DAN Share and the UK DAS Share

Dividend Access Trust Deeds .... the SA DAN Share Trust Deed, the SA DAS Share Trust Deed, the UK DAN Share Trust Deed and the UK DAS Share Trust Deed

DLC Agreements .... the Sharing Agreement, the Voting Agreement, the Dividend Access Trust Deeds, the Special Converting Shares Trust Deeds and the Deed Poll Guarantees

DLC Equalisation Principles .... the principles described in paragraph 6.1 of Part XII: "Details of the DLC Structure"

DLC Structure .... the arrangement whereby, *inter alia*, MPLC and MLTD agree to operate as a single corporate group with each company observing the principles applicable to the management and operation of the "dual listed company" structure that will be in place for Mondi following implementation of the Proposals

DLC Structure Principles .... the principles which are essential to the implementation, management and operation of the DLC Structure, and which are described in paragraph 4 of Part XII: "Details of the DLC Structure"

Eastern Europe .... Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Slovakia, Turkey, the Ukraine, Belarus, Bosnia Herzegovina, Albania, Estonia, Latvia, Lithuania, Georgia, Moldova, Serbia, Montenegro, Macedonia and Slovenia

EBITDA .... operating profit of subsidiaries and joint ventures before special items, interest, taxes, depreciation and amortisation

EEA	European Economic Area
Eligible Holders	as defined in paragraph 12 of Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation" of this document
Emerging Europe	Eastern Europe and Russia
Equalisation Fraction	the Equalisation Ratio expressed as a fraction with the numerator being the number relating to the MLTD Ordinary Shares and the denominator being the number relating to the MPLC Ordinary Shares
Equalisation Ratio	as described in paragraph 2.4 of Part XII: "Details of the DLC Structure"
Equalisation Share	as described in paragraph 7.5 of Part XII: "Details of the DLC Structure"
EU	European Union
euro or **€**	euro, the lawful currency of the European Union
Europe	Western Europe and Emerging Europe
EXCON	the Exchange Control Department of the South African Reserve Bank
Executive Directors	David Hathorn and Paul Hollingworth, the executive directors of Mondi
Existing Anglo American Ordinary Shares	the existing ordinary shares of US$0.50 each in the capital of Anglo American (excluding, other than in the context of the Anglo American Share Consolidation, any such shares which are authorised but unissued or held by Anglo American as treasury shares)
Facility	the loan facility to be entered into, by, *inter alia* MPLC and MLTD described in the paragraph entitled "Credit facilities" of Part VII: "Operating and Financial Review"
Financial Information	the financial information for the Group in Part VIII: "Financial Information", which has been prepared in accordance with IFRS
FSA or **Financial Services Authority**	the Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom for the purposes of Part VI of FSMA
FSMA	The Financial Services and Markets Act 2000
GDP	gross domestic product
Goldman Sachs	Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB
Governmental Agency	any government or representative of a government or any governmental, semi-governmental, supra-national, provincial, statutory, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity or trade agency, and will include, without limitation, competition authorities, the UK Takeover Panel, the London Stock Exchange, the FSA (including the UKLA), Reserve Bank of South Africa, the JSE and the South African Securities Regulation Panel

Group — before the payment of the Demerger Dividend, the paper and packaging operations of Anglo American and, following the Demerger, the MPLC Group and the MLTD Group

HM Revenue & Customs or **HMRC** .... Her Majesty's Revenue & Customs or any successor authority competent to impose any liability in respect of UK tax or responsible for the administration and/or enforcement of any law in relation to UK tax

IFRS .... International Financial Reporting Standards as adopted for use in the EU

Income Tax Act .... the South African Income Tax Act No. 58 of 1962, as amended

Indemnity Agreement .... the Indemnity Agreement between Anglo American, MPLC and MLTD dated 1 June 2007

Insolvency Event .... in relation to any person (the "**Insolvent Party**"), any of the following events:

(a) a provisional liquidator is appointed to the Insolvent Party;

(b) except to reconstruct or amalgamate while solvent on terms approved by the other party, the Insolvent Party enters into a scheme of arrangement, or composition with, or assignment for the benefit of its creditors generally;

(c) an administration order is made in respect of the Insolvent Party or a receiver is appointed in relation to the whole or substantially the whole of the property, assets or undertaking of the Insolvent Party;

(d) the appointment of a curator to the Insolvent Party pursuant to Section 69(1)(a) of the Banks Act of South Africa No. 94 of 1990; and

(e) anything analogous or having a substantially similar effect to any of the events specified above happens under the requirements of Applicable Regulation

Intermediate Anglo American Ordinary Shares .... ordinary shares of $\frac{50}{91}$ US cents each in the capital of Anglo American arising in the course of the Anglo American Share Consolidation and replaced by the New Anglo American Ordinary Shares upon completion of the Anglo American Share Consolidation

IRS .... the US Internal Revenue Service

ISIN .... International Securities Identification Number

Joint Electorate Actions .... as described in paragraph 2.5 of Part XII: "Details of the DLC Structure"

Joint Sponsors .... Goldman Sachs and UBS

JSE .... JSE Limited (formerly the JSE Securities Exchange South Africa), registration number 2005/022939/06, a public company incorporated in South Africa, licensed as a securities exchange in terms of the (South African) Securities Services Act, 36 of 2004

JSE List — the list maintained by the JSE of securities admitted to listing on the JSE

JSE Listings Requirements — the listings requirements of the JSE as amended from time to time

JSE Record Time — 5.00 p.m. (South African time) on Friday, 6 July 2007 (or such other time and date as the Anglo American Board (or any duly authorised committee of it) may determine subject to (i) the prior approval of the JSE and (ii) notification to the shareholders of the new JSE Record Time and the new last date to trade in order to be recorded in the CSDP/broker accounts as the holder of Existing Anglo American Ordinary Shares as at the new JSE Record Time), being the time at which the SA Dematerialised Shareholders are required to be recorded in order to be entitled to the Demerger Dividend and by reference to which the Anglo American Share Consolidation is to be effected

King Code — the Code of Corporate Practices and Conduct as advocated by the King II Report on Corporate Governance in South Africa

Land Claims Court — the (South African) Land Court established in terms of section 22 of the (South African) Restitution of Land Rights Act, 1994

Liquidation Event — in relation to any person (the "Insolvent Party") an order is made or an effective resolution is passed for winding-up of the Insolvent Party or a liquidator is appointed to the Insolvent Party

Listing Rules — the listing rules of the FSA in accordance with Part VI of FSMA (as amended from time to time) relating to the admission of securities to the Official List

London Stock Exchange — London Stock Exchange plc

Matching Action — in relation to an Action in respect of either of MPLC Ordinary Shareholders or MLTD Ordinary Shareholders (the "Initial Action"), an Action in respect of the Mondi Ordinary Shareholders in the other company in relation to which the Boards of MPLC and MLTD resolve that it has as far as is practicable an economic effect on the Mondi Ordinary Shareholders of such other company equivalent, but not necessarily identical, to the economic effect of the Initial Action on the Mondi Ordinary Shareholders of the company undertaking the Initial Action

Matching Dividend — as described in paragraph 7.2 of Part XII: "Further details of the DLC Structure"

Memoranda of Association — the MPLC Memorandum of Association and the MLTD Memorandum of Association

MLTD — Mondi Limited, a company incorporated in South Africa with registration number 1967/013038/06 and, following the payment of the Demerger Dividend but prior to the Reduction of Capital becoming effective, a subsidiary of MPLC

MLTD Annual General Meeting	the annual general meeting of MLTD to be held in 2008
MLTD Articles of Association	the articles of association of MLTD
MLTD Board	the board of directors of MLTD
MLTD Deed Poll Guarantee	the deed poll guarantee to be executed by MLTD pursuant to the terms of the Sharing Agreement
MLTD Depositary Interests	the dematerialised MLTD Depositary Interests in respect of the MLTD Ordinary Shares issued or to be issued by the Depositary
MLTD Equivalent Number	in relation to MLTD Special Converting Shares, such number as equals the number of MPLC Ordinary Shares then in issue divided by the Equalisation Fraction then applicable
MLTD Group	MLTD and its subsidiaries from time to time
MLTD Memorandum and Articles	MLTD Memorandum of Association and MLTD Articles of Association
MLTD Memorandum of Association	the memorandum of association of MLTD
MLTD Ordinary Shareholders	holders of MLTD Ordinary Shares
MLTD Ordinary Shares	the ordinary shares of ZAR 0.20 each in the capital of MLTD including, where the context requires, unconditional rights to be allotted such ordinary shares
MLTD Overseas Shareholder	MLTD Ordinary Shareholders resident in, or citizens of, jurisdictions outside South Africa
MLTD Special Converting Shares	as defined in paragraph 2.5 of Part XII: "Further details of the DLC Structure", and having the rights set out in the MLTD Articles of Association
MLTD Special Converting Shares Trust Deed	the declaration of trust entered into by MPLC, MLTD and SA Trust Co which sets out the parties' rights and obligations in relation to the MLTD Special Converting Shares
MLTD Special Rights Share	the redeemable preference share of R1.00 each in the capital of MLTD having the rights set out in the MLTD Articles of Association
Mondi or **Group**	the Group
Mondi Ordinary Shareholder or **Mondi Ordinary Shareholders**	an MPLC Ordinary Shareholder or an MLTD Ordinary Shareholder or both (as the case may be)
Mondi Ordinary Shares	the MPLC Ordinary Shares and the MLTD Ordinary Shares or MLTD Depositary Interests, as applicable
MPLC	Mondi plc, a newly established company incorporated in England and Wales with registered number 6209386
MPLC Articles of Association	the articles of association of MPLC
MPLC Board	the board of directors of MPLC
MPLC Deed Poll Guarantee	the deed poll guarantee to be executed by MPLC pursuant to the terms of the Sharing Agreement
MPLC Equivalent Number	in relation to MPLC Special Converting Shares, such number as equals the number of MLTD Ordinary Shares then in issue multiplied by the Equalisation Fraction then applicable
MPLC Group	MPLC and its subsidiaries from time to time

MPLC Memorandum and Articles	MPLC Memorandum of Association and the MPLC Articles of Association
MPLC Memorandum of Association	the memorandum of association of MPLC
MPLC Ordinary Shareholders	holders of MPLC Ordinary Shares
MPLC Ordinary Shares	means: (i) prior to the Reduction of Capital, the ordinary shares of €2.00 each in the capital of MPLC (or such lower nominal value as the Anglo American Board may decide prior to the date on which the Court is asked to sanction the Reduction of Capital); (ii) subsequent to the Reduction of Capital but prior to the MPLC Share Consolidation, the ordinary shares of €0.05 each in the capital of MPLC; and (iii) subsequent to the MPLC Share Consolidation, the ordinary shares of €0.20 each in the capital of MPLC
MPLC Overseas Shareholder	MPLC Ordinary Shareholders resident in, or citizens of, jurisdictions outside the UK
MPLC Preference Shares	preference shares of £1 each in the capital of MPLC having the rights set out in the MPLC Articles of Association
MPLC Share Consolidation	the proposed consolidation of the Reduced MPLC Ordinary Shares immediately upon the Reduction of Capital becoming effective, to be achieved by consolidating all of the Reduced MPLC Ordinary Shares into ordinary shares of €0.20 each in the capital of MPLC and the proposed sub-division of the authorised but unissued ordinary shares of €2.00 each and special converting shares of €2.00 each in the capital of MPLC into 10 ordinary shares of €0.20 each and 10 special converting shares of €0.20 each, respectively, in the capital of MPLC
MPLC South African Branch Register	the register of members of MPLC resident in South Africa
MPLC Special Converting Shares	the special converting shares in the capital of MPLC to be issued to UK Trust Co, having the rights set out in the MPLC Articles of Association
MPLC Special Converting Shares Trust Deed	the declaration of trust entered into by MPLC, MLTD and UK Trust Co which sets out the parties' rights and obligations in relation to the MPLC Special Converting Shares
MPLC Special Ordinary Shares	the special ordinary shares of £1 each in the capital of MPLC which automatically convert to MPLC Preference Shares upon the Demerger Dividend being paid
MPLC Special Rights Share	the ordinary shares of €1 each in the Capital of MPLC having the rights set out in the MPLC Articles of Association
MPLC Special Voting Share	as defined in paragraph 2.5 of Part XII: "Details of the DLC Structure"

Net Segment Assets	net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits
New Anglo American Ordinary Shares	the proposed new ordinary shares of $54\frac{86}{91}$ US cents each in the capital of Anglo American arising from the Anglo American Share Consolidation
Non-executive Directors	the MPLC Non-executive Directors and the MLTD Non-executive Directors
Non-SA Certificated Shareholders	Anglo American Shareholders who hold certificated Existing Anglo American Ordinary Shares on the principal Anglo American Register
Non-SA Dematerialised Shareholders	Anglo American Shareholders who hold Existing Anglo American Ordinary Shares in CREST
Non-SA Shareholders	Non-SA Certificated Shareholders and Non-SA Dematerialised Shareholders
North America	US, Canada and Mexico
Notice	a notice served by MPLC or MLTD in accordance with Section 793 of the Companies Act 2006 as incorporated into the MPLC Articles of Association or a notice served by MLTD in accordance with section 140(5) of the South African Companies Act
Official List	the Official List of the FSA
Ongoing Share Dealing Election Form	the dealing facility instruction form, which must be returned to Lloyds TSB Registrars by 12.00 p.m. (UK time) or Link Market Services South Africa (Pty) Limited by 5.00 p.m. (South African time) on Monday, 31 December 2007 (as applicable) (or such later time (if any) to which the right to make the relevant elections may be extended)
Overseas Shareholder	an MPLC Overseas Shareholder or an MLTD Overseas Shareholder
PFIC	passive foreign investment company
Pro forma number of shares in issue	the pro forma number of Mondi Ordinary Shares in issue, calculated on the expected number of Anglo American Ordinary Shares in issue at the date of the Demerger at a ratio of seven Mondi Ordinary Shares for every twenty Anglo American Ordinary Shares in issue
Proposals	the payment of the Demerger Dividend, the Anglo American Share Consolidation, the Reduction of Capital, the MPLC Share Consolidation and the entry into of the Demerger Agreement
Prospectus Directive	Directive 2003/71/EC setting out the initial disclosure obligations for issuers of securities that are offered to the public or admitted to trading on a regulated market in the EU

Prospectus Rules	the rules made for the purposes of Part VI of FSMA in relation to offers of transferable securities to the public and admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004
Receiving Agent	the receiving agent appointed for the purposes of the Demerger, being Lloyds TSB Registrars
Record Time	12.01 a.m. on Monday, 2 July 2007 (or such other time or date as the Anglo American Board (or any duly authorised committee thereof) may determine, being the time at which the Anglo American Shareholders whose names appear on the Anglo American Register are required to be on the Anglo American Register in order to be entitled to the Demerger Dividend and by reference to which the Anglo American Share Consolidation is to be effected)
Reduction of Capital	the proposed reduction of capital of MPLC under Section 135 of the Companies Act as described in Part X: "Further Details of the Demerger Documents, the Demerger Dividend, the Reduction of Capital and the MPLC Share Consolidation" of this document
Registrars	Lloyds TSB Registrars in the UK and Link Market Services SA (Pty) Ltd in South Africa
Restricted Jurisdiction	any jurisdiction in respect of which the MPLC Board or the MLTD Board (as the case may be) considers, in its absolute discretion, that the requirements of Applicable Regulation would mean that a transfer of Special Converting Shares to the shareholders entitled to such shares who are resident in that jurisdiction would be impractical or unlawful
Russia	the Russian Federation
SA Admission	admission, in accordance with the JSE Listings Requirements, of all of the issued MLTD Ordinary Shares and all of the issued MPLC Ordinary Shares (by way of secondary listing) to the JSE List and to trading on the securities exchange of the JSE
SA Certificated Shareholders	Anglo American Shareholders who hold certificated Existing Anglo American Ordinary Shares on the Anglo American South African Branch Register
SA DAN Share	as described in paragraph 7.4 of Part XII: "Details of the DLC Structure" of this document and having the rights as set out in the MLTD Articles of Association
SA DAN Share Trust Deed	the declaration of trust entered into by MPLC, MLTD and SA Trust Co which sets out the parties' rights and obligations in relation to the SA DAN Share
SA DAS Share	as described in paragraph 7.4 of Part XII: "Details of the DLC Structure" of this document and having the rights as set out in the MLTD Articles of Association

SA DAS Share Trust Deed	the declaration of trust entered into by MPLC, MLTD and SA Trust Co which sets out the parties' rights and obligations in relation to the SA DAS Share
SA Dematerialised Shareholders	the holders of Existing Anglo American Ordinary Shares held via the Strate system, in uncertificated form and recorded in the sub-register of the Anglo American South African Branch Register maintained by a CSDP
SA Facility	as described in paragraph 9.2 of Part XIV; "Additional Information" of this document
SA Shareholders	SA Certificated Shareholders and SA Dematerialised Shareholders
SA Trust Co	the South African company established for the purpose of holding the MLTD Special Rights Share as trustee the SA DAN Share, the SA DAS Share and the MLTD Special Converting Shares
SEC	the US Securities and Exchange Commission
SDRT	Stamp Duty Reserve Tax
Senior Management	the senior management of MPLC and MLTD, whose details are set out in the paragraph entitled "Senior Management" of Part VI: "Directors, Senior Management and Corporate Governance" of this document
SENS	the Securities Exchange News Service of the JSE
Share Dealing Election Form	the Upfront Share Dealing Election Form or the Ongoing Share Dealing Election Form (as applicable)
Sharing Agreement	the DLC Structure Sharing Agreement entered into between MPLC and MLTD
South Africa or **SA**	the Republic of South Africa
South African Companies Act	the South African Companies Act, No. 61 of 1973, as amended
South African rand or **R** or **ZAR**	the official currency of South Africa
South African Securities Regulation Code on Takeovers and Mergers	the code compiled by and the rules made by the South African Securities Regulation Panel under Sections 440C(1), (3) and 440C(4) of the South African Companies Act
South African Securities Regulation Panel	the Securities Regulation Panel of South Africa established under the provisions of section 440B of the South African Companies Act
Southern Africa	South Africa, Botswana, Namibia and Mauritius
Special Converting Shares	as described in paragraph 2.8 of Part XII: "Details of the DLC Structure"
Special Converting Shares Trust Deeds	the MPLC Special Converting Shares Trust Deed and the MLTD Special Converting Shares Trust Deed
Sponsors	Goldman Sachs International and UBS Limited
STC	secondary tax on companies
Statement of Ownership	a statement of entitlement sent to holders of MLTD Depositary Interests from the Corporate Nominee detailing the number of MLTD Depositary Interests held in the Corporate Nominee Facility

sterling, pounds, pounds sterling, £, p or **pence** .... the lawful currency of the United Kingdom of Great Britain and Northern Ireland

Strate .... Strate Limited–the electronic trading, custody and settlement system for dealings on the JSE

Tax Agreement .... the Tax Agreement between Anglo American, MPLC and MLTD dated 1 June 2007

Trust Company or **Trust Companies** .... SA Trust Co or UK Trust Co or both (as the context may require)

Trust Corporation .... the independent trustees that holds all the issued shares in the Trust Companies who will initially be Mourant & Co. Trustees Limited for UK Trust Co and Maitland Trust Limited for SA Trust Co

UBS .... UBS Limited of 1 Finsbury Avenue, London EC2M 2PP

UK or **United Kingdom** .... the United Kingdom of Great Britain and Northern Ireland

UK Admission .... admission of the entire issued MPLC Ordinary Share Capital to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

UK DAN Share .... as described in paragraph 7.4 of Part XII: "Details of the DLC Structure" and having the rights set out in the MPLC Articles of Association

UK DAN Share Trust Deed .... the declaration of trust entered into by MPLC, MLTD and UK Trust Co which sets out the parties' rights and obligations in relation to the UK DAN Share

UK DAS Share .... as described in paragraph 7.4 of Part XII: "Details of the DLC Structure" of this document and having the rights set out in the MPLC Articles of Association

UK DAS Share Trust Deed .... the declaration of trust entered into by MPLC, MLTD and UK Trust Co which sets out the parties' rights and obligations in relation to the UK DAS Share

UKLA .... the FSA acting in its capacity as the competent authority for listing in the United Kingdom for the purposes of Part VI of FSMA

UK Takeover Panel .... the UK Panel on Takeovers and Mergers

UK Trust Co .... the UK company established for the purpose of holding the MPLC Special Voting Share, the UK DAN Share, the UK DAS Share, the MPLC Special Converting Shares and the MPLC Special Rights Share

Unadjusted Action .... as described in paragraph 6.3 of Part XII: "Details of the DLC Structure"

uncertificated or **in uncertificated form** .... recorded on the relevant register as being held in uncertificated form in CREST, title to which, by virtue of the CREST Regulations, may be transferred by means of CREST or, in the case of Strate, recorded on a sub-register maintained by a CSDP, title to which may be transferred by means of the Strate system

Uncertificated Shareholders	Anglo American Shareholders who hold Existing Anglo American Ordinary Shares in uncertificated form in a stock account in CREST or whose Existing Anglo American Ordinary Shares are held via the Strate System, registered on the Anglo American South African Branch Register immediately prior to the Record Time or the JSE Record Time, as the case may be and "**Uncertificated Shareholder**" means any one of them
United States or **US**	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
Upfront Share Dealing Election Form	the dealing facility instruction form, which must be returned to Lloyds TSB Registrars by 4.30 p.m. (London time) on Friday, 29 June 2007 or Link Market Services South Africa (Pty) Limited by 5.00 p.m. (South African time) on Friday, 29 June 2007 (as applicable) (or such later time (if any) to which the right to make the relevant elections may be extended)
US$** or **$	US dollars, the lawful currency of the United States
US Holder	a beneficial owner of MPLC Ordinary Shares or MLTD Ordinary Shares that is, for US federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes
US Securities Act	the United States Securities Act of 1933, as amended
UST	Uncertificated Securities Tax
Voting Agreement	the agreement made between MPLC, UK Trust Co, MLTD and SA Trust Co which sets out the parties' rights and obligations in relation to the MPLC Special Voting Share and the voting rights attached to the MLTD Special Converting Shares
Western Europe	Austria, Belgium, Denmark, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Spain, Sweden, Switzerland, the United Kingdom, Portugal, Iceland, Andorra, Malta, Liechtenstein and Finland

The following terms appear in the text of this document and are explained below:

annual allowable cut	the volume of timber that can be harvested annually consistent with government regulations and sustained yield principles. The annual allowable cut is seen as part of the management model by which forests can be sustained from generation to generation
cartonboard	Paperboard used to produce folding cartons and for graphical purposes such as cards and covers
chemical pulp	wood pulp/fibres obtained by digestion and bleaching of wood chips to remove lignin and other organic materials surrounding cellulose fibres and to isolate them for papermaking
commercial printers	printing companies who produce printing, on behalf of third parties, of a wide variety of printed material, including, among others, advertising, promotional and business material
containerboard	the walls of corrugated containers (corrugated boxes, corrugated cases) come in a range of basic structures, but the two components are always kraftliner and/or testliner and fluting. They are collectively called containerboard
converting	the process of transforming paper and containerboard into a value added product, for instance uncoated woodfree reels into cut size or folding containerboard into folding cartons
corrugated board	a packing material produced by gluing outer layers of containerboard to a rippled middle layer of fluting
corrugated boxes	boxes produced from corrugated board
corrugated packaging	packaging materials made from corrugated board
de-inked pulp	waste paper pulp produced by de-inking
die cut	the technique of converting corrugated board using creasing and/or cutting knives to make cuts in sheets to make boxes, folders and pop-up brochures
extrusion-coated	the coating of a molten web of resin (polymer) on to a substrate material (e.g. paper, board, aluminium) for enhanced barrier properties
flexible packaging	the manufacture, supply and conversion of cellulose films, aluminium foils and papers that are used, separately or in combination, for primarily retail food packaging and non-food packaging applications, such as pet-food, hygiene product overwrap, household detergents and other niche end use sections such as medical, pharmaceutical and tobacco
fluting	packaging raw materials used for the rippled middle layer of corrugated board
FMCG	Fast Moving Consumer Goods
kraftliner	containerboard primarily manufactured from virgin fibre

kraft paper .... strong paper made from virgin fibre

litho-laminated products .... high quality printed cases, trays and displays produced out of offset printed corrugated sheets

mechanical pulp .... pulp that is produced by mechanically grinding debarked wood in order to separate the wood fibre

office paper .... uncoated fine paper in cut sizes, for example A3 and A4, as well as other converted products, such as forms, computer sheets, coloured papers and envelopes

plantations .... are regimented lines of selected species of tree that have been planted to maximise both yield from the land area and ease of management

recovered fibre .... used paper and board separately collected for re-use as fibre raw material in paper and board manufacture

recycled fibre .... fibre derived from the collection and treatment of wastepaper

release liners .... the protective backing of self-adhesive products. They are the pre-requisite that enables modern pressure-sensitive-adhesive technology to resolve a multitude of fastening and mounting tasks. Examples for application are self-adhesive tapes, labels, advertising films, diaper tapes, roofing membranes and many more

semi-chemical fluting .... fluting manufactured primarily from virgin fibre

testliner .... containerboard manufactured primarily from recycled fibre

uncoated woodfree paper .... paper based on chemical pulp that is uncoated and used, among others, for office papers

virgin fibre .... fibre derived directly from wood pulp

wood pulp .... the principal raw material used for the manufacture of paper and containerboard. The suitability of specific types of wood pulp for the required end use depends both on the type of wood used to make the pulp and on the wood pulping process. Hardwood trees, such as eucalyptus, aspen, birch and acacia, are used to produce hardwood pulp which has short fibres and is generally better suited to manufacturing coated packaging boards, coated and uncoated woodfree paper and tissues. Softwood trees, such as pine and fir, are used to produce softwood pulp that has long fibres and is generally used for strengthening purposes.

Risk warnings

Investments made under this agreement are in one company only and should therefore be considered as one part of a balanced portfolio. Please remember that the value of shares and the income from them can fall as well as rise and you may not recover the amount of money you invest. Past performance is no guide to future performance and if you are in any doubt about the suitability of the investment you should contact an authorised financial adviser.

1. Introduction

This document sets out the terms and conditions on which Lloyds TSB Registrars will act as your nominee in respect of your DIs relating to Shares in the Company. The terms and conditions apply when we have accepted your application to have your DIs relating to Shares in the Company held in our nominee service.

2. Definitions

"Bank"	Lloyds TSB Bank plc, which is authorised and regulated by the Financial Services Authority under reference 119278. The main business of Lloyds TSB is banking. Our registered office in the UK is at 25 Gresham Street, London, EC2V 7HN, registered in England and Wales number 2065;
"Company"	Mondi Limited;
"DIs"	your Depository Interests representing an ultimate entitlement to any class of fully paid up shares in the Company;
"CREST"	the computerised system operated by CRESTCo Limited for the transfer of uncertificated securities under the Uncertificated Securities Regulations 2001;
"FSA"	Financial Services Authority;
"FSA Rules"	the rules made by the FSA which apply to the services provided to you by us under this agreement, as amended from time to time;
"Service"	the nominee service provided by NomineeCo to eligible holders of DIs in the Company;
"NomineeCo"	Lloyds TSB Registrars Corporate Nominee Limited or any other company (whether or not in the Lloyds TSB Group) that we may choose;
"Shares"	any class of fully paid up shares in the Company held in the form of DIs for you by NomineeCo from time to time;
"We, us, our"	the Bank, acting through its Lloyds TSB Registrars division. References to "we" include any company to which we may transfer our rights and obligations in accordance with clause 12;
"You, your"	you, the holder of DIs representing shares in the Company, and if more than one person, the joint holders jointly and severally. It also includes your personal representatives.

3. Nominee Service

(a) We agree that we will hold your DIs as your nominee subject to the provisions of the deed poll executed by Capita IRG Trustees Limited governing the DIs, the Company's Articles of Association or any other documents or regulations which govern the terms on which the DIs are issued.

(b) We shall register your DIs within CREST in the name of NomineeCo, for whose acts and omissions we shall be responsible, which will hold your DIs (though not the shares they represent) as we direct. You will remain the beneficial owner of the DIs. (This means that, although the DIs are registered in the name of NomineeCo, they really belong to you.)

(c) We will maintain a register of all those people whose DIs in the Company are registered in the name of NomineeCo and for whom NomineeCo acts as nominee in respect of the DIs in accordance with the terms of this agreement. Please note that, although details of your DIs are recorded in our sub-register, your investments may not be identifiable by separate certificates or other physical documents of title or equivalent electronic record, and in the event of default, any shortfall in investments registered in the name of NomineeCo may be shared pro rata by all investors whose investments are so registered.

(d) For regulatory purposes, you will be treated as a 'private customer' although you may not have rights under the Financial Ombudsman Service or the Financial Services Compensation Scheme if you do not meet the necessary conditions.

(e) The decision to participate in the Service is your responsibility. It is the responsibility of any persons resident in, or who have registered addresses in, or who are citizens of overseas territories who wish to hold shares in the Service, to consult their professional advisers as to whether they require any governmental, or other consents, or need to observe any other formalities to enable them to hold shares in the Service.

(f) All adjustments to capital and movements of Shares, which may include sales, purchases and transfers to, from and within NomineeCo will be subject to the rules, customs, usage and interpretation of the exchange or market on which the transaction is effected, which may differ from those of the London Stock Exchange and may affect the price obtained, the timing of dealings and the length of time taken to complete orders. Cross border settlement may be subject to exchange rate movement and may incur additional foreign exchange fees.

4. Dividends and other entitlements

Subject to all applicable laws and regulations governing and any agreements between ourselves, CRESTCo Limited (and/or any of its subsidiaries) or the Company which might stop us from doing so:

(a) Provided we have been put in funds by the Company (via CREST or otherwise), we will send you the amount of any cash dividend receivable on your DIs by electronic payment in sterling (or other means that we may decide from time to time, which may include by cheque if your bank mandate details are not available) as soon as reasonably practicable after receipt from the Company. Dividend payments and any other monies awaiting distribution to you will be held in a non-interest bearing account with the Bank in the name of NomineeCo. In this case, such money will be held by us as banker and not as trustee and, as a result, will not be held in accordance with the client money rules contained in the FSA Rules. We will be entitled to pay any monies unclaimed after twelve years to a charity or charities of our choice. We shall continue to observe any mandates you have given us as registrar of the Company in respect of your DIs, unless you instruct us otherwise. If we receive the funds in a currency other than sterling, we may convert them into sterling at our spot rate.

(b) If we are requested by law to deduct tax from any payment receivable by you, we will only pay the net amount.

(c) If any monies become due to you in connection with the DIs, other than distributions under paragraph (a) above, we will send you the amount of any cash payment received on your DIs by electronic payment in sterling (or other means that we may decide from time to time, which may include by cheque if your bank mandate details are not available) as soon as reasonably practicable. Monies will be held in a non-interest bearing account with the Bank in the name of NomineeCo. If any such amount is still unclaimed by you after twelve years, we will be entitled to pay that amount to charity.

(d) We may make a charge to send a replacement payment. We will notify you of this and ask you to send us a cheque in payment. When the cheque has cleared we will send the replacement payment to you.

(e) If arrangements are made which allow you to take up any rights in the Company requiring further payment from you, you must, if you wish us to take up such rights on your behalf, put us in cleared funds, in sterling or other currency that we specify, before the relevant payment date or such other date that we may notify to you in respect of such rights.

(f) We will allow you, if possible, to accept distributions which are made up of additional DIs in the Company.

(g) In the event of a demerger, capital reorganisation or restructuring of the Company, we will consider what to do and contact you at the time. We will not be obliged to do anything in such an event unless the Company gives us adequate notice and pays any costs we may incur. Possible courses of action may include :

i) if the resultant company offers a nominee service, supply you with the terms and conditions of that service and include your DIs or Shares (as the case may be) in that service unless you notify us to the contrary; or

ii) if no such nominee service is offered, endeavour to arrange for you to hold DIs or shares in the resultant company in accordance with the document governing the demerger or restructuring.

(h) In the absence of your instructions we will not accept a takeover offer or other offer for your DIs, except where the DIs are compulsorily acquired. We will accept all compulsory purchase notices in respect of the DIs. In that instance we will accept a cash offer if it is one of the alternatives but we will not be liable to you for any tax or other liability that may be payable as a result. In the absence of a cash offer, we will not accept a loan stock alternative in the absence of your specific instruction.

(i) The Company may send you summary financial statements at or about the time they are sent to shareholders. We will not be responsible for the Company fulfilling this obligation. However, we will endeavour to obtain full copies of the Company's annual review and accounts for you on request as long as we are able to obtain sufficient copies from the Company.

(j) Any DIs or Shares (as the case may be), in the Company allocated to NomineeCo will be reallocated on a pro-rata basis. Fractions will be aggregated and sold and we may keep the proceeds or they may be given to charity.

5. Voting and Information

(a) It is expected that Capita IRG Trustees Limited will make arrangements to enable you to vote at general meetings of the Company and possibly to attend in person. If such arrangements are established whereby you are able to vote in respect of your DIs, we will endeavour to make this service available to you. If not, we will endeavour to agree alternative voting arrangements with the Company. In the absence of your instructions, no votes will be exercised in respect of your DIs.

(b) We will send you a statement of the number of DIs we hold for you when you join the Service and at least once a year afterwards, together with details of their market value at the date on the statement. If you require interim confirmation of your holding in writing, we may make a charge to supply it. You may check your holding at any time on our website at http://www.shareview.co.uk.

6. Dealings in your DIs

(a) A share dealing service may be available to you in respect of the DIs. We will act on the instructions of broker(s) nominated by the Company on your behalf if you wish to sell your DIs using this service. Such share dealing will be transacted under the terms and conditions of the broker(s) nominated by the Company. The terms and conditions will be available from the broker on request.

(b) We will transfer your DIs back to you or to a third party on your instructions if you wish to deal in your DIs using any broker(s) other than the broker(s) nominated by the Company. A fee will be payable for this re-transfer. Details of the amount of this fee and how it will be collected will be sent to you together with the transfer form you will need to complete and return.

(c) You may transfer any further DIs in the Company that you have purchased or become entitled to, to us to hold under this agreement at any time.

(d) You may give us instructions on any day that we are open for business between the hours of 9:00 a.m. and 5:00 p.m.

(e) The charges for the share dealing service are as amended from time to time and are available on request from the share dealing service provider(s).

7. Tax

You are responsible, and we will not be liable, for paying any taxes or duties there may be due in respect of your DIs. It is not expected that a tax reclaim service will be made available.

8. Joint Holders and Trusts

(a) NomineeCo will not hold DIs for more than four joint holders. We may, but shall not be bound to, accept instructions signed by one or more joint holders rather than all of you.

(b) We and NomineeCo will not take notice of any trust affecting the DIs or Shares (as the case may be) whether express, implied or constructive.

9. Security over the DIs

(a) Your DIs will not be lent to or deposited by way of collateral with another party. No money will be borrowed for you against the security of your DIs.

(b) You will not assign or transfer to any other person your interest in the DIs. We and NomineeCo will not be bound to take notice of, nor to see to the carrying out of, any trust, mortgage, charge, pledge or claim in favour of any other person. A receipt from you (or from your personal representatives) for the DIs will free us and NomineeCo from responsibility. We may ignore any notice we receive of the right, title, interest or claim of any other person to an interest in those DIs, except where the interest is conferred by bankruptcy, death or court order.

10. Instructions and Notices

(a) Any contract made between you and us pursuant to these terms and conditions will be in the English language and communications from us will be in English.

(b) All instructions and notices to us under these terms and conditions must be given to us in writing (which does not include facsimile or electronic means) at the following address :

The Manager, Mondi Limited Nominee Service, Lloyds TSB Registrars,
The Causeway, Worthing, West Sussex BN99 6DA

We may, at our sole and absolute discretion, dispense with the requirement for written notice if we consider the circumstances justify it.

(c) We shall send notices, other documents and payments to the first named holder at the address on our sub-register, or to the holder and address most recently notified to us for that purpose. We will not be obliged to send you any documents if in our view their distribution in your country may be forbidden by law. All documents and payments by cheque or electronic means sent to you are done so at your risk. If for any reason payments by electronic means cannot be effected we will send the payment by cheque. We shall not be concerned about arrangements for sharing information and accounting between the joint holders themselves.

(d) You will notify us of any dispute or court proceedings relating to your DIs or your beneficial interest in the DIs. If we become aware of a dispute between you and a third party, or between the joint holders, over ownership of your DIs, we will have discretion to accept instructions only upon production of an agreement signed by the disputing parties or Court Order. If such an agreement or order is made affecting your DIs, you agree to supply us with a copy as soon as possible afterwards.

11. Confidentiality, Records and Data Protection

You agree that we may keep details you and others give us, and what we know from running your account, on a database. This information will be used to provide you with services. In accordance with the Data Protection Act 1998 you are entitled, on payment of a fee, to a copy of the personal information we hold about you. You should let us know if you think any information we hold about you is inaccurate, so we may correct it.

The information we hold about you is confidential and will only be disclosed in the following circumstances:

- where the law permits or it is in the public interest;
- to investigate or prevent fraud or other crime or malpractice;
- to our affiliates or agents in connection with running services for you;
- at your request or with your consent;
- to any successor or assignee who takes over the Service from us or their agents in connection with the ongoing running of accounts and services for you;
- to comply with any requirement of law, regulation or any industry code applicable to any of the above; and
- to the Company so they may update their records about you.

When you speak to us on the phone, some calls may be monitored or recorded in case we need to check we have carried out your instructions correctly and to help improve the quality of service.

12. Assignment

In accepting these terms and conditions you agree that we may transfer our obligations under this agreement to any other company, if that other company writes to you and undertakes to carry out all our duties and obligations under this agreement. If it does so, you agree that we will be released from all those duties and obligations that such company has undertaken to carry out. We shall satisfy ourselves that any such company is competent to carry out those functions and duties transferred and is authorised to do so by the FSA, if such authorisation is required. As part of transferring our rights and obligations to a third party, we may transfer all of the cash, investments and information we hold under these terms and conditions to the third party or its nominee.

13. Termination

You may end this agreement at any time by giving us instructions to transfer the DIs out of the Service operated by us under this agreement. The instruction will take effect when NomineeCo transfers the DIs but will not affect the completion of any transactions already initiated. This right to cancel is longer than your statutory right, under which you have 14 days to cancel.

We may at our discretion, end this agreement at any time by giving three months' notice to you. The agreement will terminate automatically on the termination of the agreement under which we provide nominee services to the Company. On termination of this agreement, we will complete any transactions already started and transfer the remaining DIs as above in accordance with your instructions or, in the absence of these, in what we deem the most convenient manner, for which the usual transfer fee will be payable. In the absence of your instructions to transfer your DIs we may sell them and send the proceeds to you, or alternatively arrange for the DIs to be cancelled and the underlying shares to be registered in your own name on the South African Register.

14. Charges

(a) There is currently no fee for our providing you the custody service under this agreement. We may make a charge for transferring your DIs to and from NomineeCo as well as for any other services under this agreement. Our fees and charges relating to other services provided under this agreement are set out in this document. The current amounts of these charges are subject to review from time to time and change on notice. The amounts of our charges under this agreement at any time are available from us on request.

(b) If we incur any other expenses as a result of complying with changes in legislation and other regulatory requirements which affect the Service and which are not covered by our charges or our agreement with the Company we may recover those expenses from all shareholders in this Service pro rata to their holding. We will be entitled to make such deductions from the DIs or any income or capital arising from them or to sell all or any of the DIs and make such deduction from the proceeds of sale as may be required to recover such expenses.

15. Variation

We may vary the terms of this agreement from time to time and will where possible give you at least one month's notice of any variation.

In particular, we may amend the terms of this agreement:

(a) to comply with legal, fiscal or regulatory requirements;

(b) to rectify errors, inaccuracies or ambiguities;

(c) to take account of any corporate reorganisation within the Lloyds TSB Group of companies or a transfer of our rights, benefits and/or obligations under this agreement to a third party; and

(d) to reflect alterations in the scope and nature of the Service which we are able to provide to you under this agreement in accordance with :

- our agreement with the Company;
- the rules and regulations governing CREST and our membership of CREST;
- our systems capabilities;
- routines and administration procedures; and
- having regard to market practice and overall customer demands.

16. Exclusion of Liability

(a) Neither we nor NomineeCo will be responsible (unless caused by our breaching FSA Rules or our fraud, wilful default or negligence) for any losses or expenses you incur under this agreement. Even if we wilfully default or are negligent, we shall not be liable for any loss attributable to any failure to disclose changes of address, name, bankruptcy or other personal details or to any defects in your title to the DIs not caused by us.

(b) The amount of our or NomineeCo's liability for any claim you have against us will not exceed the value of your DIs when the claim arises plus interest at 2% over the Lloyds TSB Bank plc base rate from the time the claim arises until we pay the amount of our liability.

(c) Neither we nor NomineeCo are acting as agents for the Company, and accept no responsibility for the Company's acts and omissions.

(d) Neither we nor NomineeCo shall be liable for acting in accordance with a Court Order, or for not acting in accordance with a Court Order of which we have not been notified (whatever jurisdiction may govern the Court Order).

(e) We and NomineeCo reserve the right to delay taking any action on any particular instructions from you, in order to obtain further information from you, to comply with any regulatory or legal requirement or to investigate any concerns about the validity or any other matter relating to the instruction and accept no liability for financial loss arising from such a delay.

(f) Neither we nor NomineeCo shall be liable for forged or fraudulent instructions and we shall be entitled to assume signatures purporting to be yours are genuine, provided that we and NomineeCo have acted with all due care in accepting those instructions. If in any particular case we agree to accept instructions by telephone or electronic means, we may assume the identity of the caller or sender is genuine unless it should be obvious to anyone that it was not, and provided that we and NomineeCo have acted with all due care in accepting those instructions.

(g) Neither we nor NomineeCo will be liable or have any responsibility of any kind for any loss or damage incurred or suffered by you in the event of Force Majeure. "Force Majeure" means any failure, interruption or delay in the performance of our obligations resulting from breakdown, failure or malfunction of any telecommunications or computer service, or CREST, industrial disputes, failure of third parties to carry out their obligations, acts of governmental or supranational authority (including changes to laws and regulations), or any other event or circumstance whatsoever not reasonably within our control.

(h) Neither we nor NomineeCo have any responsibility whatsoever to you or any other person as regards any deficiency which might arise because we are subject to or accountable for any tax in respect of any or any part of the DIs or Shares (as the case may be) or any income or capital distribution or other payment arising from them or any proceeds of sale. We will be entitled to make such deductions from your DIs or any income or capital arising from them or to sell all or any of the DIs and make such deductions from the proceeds of sale in order to comply with our obligations to account for any tax liability in respect of them.

(i) We and NomineeCo are entitled to enter into any agreement with or give any undertakings to any relevant taxation authority concerning the taxation status of the transactions effected pursuant to this agreement and to do all such things as may be required under the terms of any such agreement or undertakings.

(j) We and NomineeCo may refrain from doing anything which could or might, in our reasonable opinion, be contrary to any law of any jurisdiction or any rules or regulations or requirement of any regulatory authority or other body which is binding upon us, or which would or might otherwise in our reasonable opinion render us liable to any person. We may do anything which is, in our reasonable opinion, necessary to comply with any such law, regulation or requirement or which is in our opinion necessary to avoid any such liability.

(k) Neither we nor NomineeCo will be required to expend or risk our own funds or otherwise incur any financial liability in the performance of any of our duties or in the exercise of any of our rights or powers under this agreement. If, notwithstanding this provision, we do so, we will be entitled to make such deductions from the DIs or any income or capital arising from them or to sell all or any of the DIs and make such deductions from the proceeds of sale as may be required to reimburse any loss or liability suffered by us.

(l) Nothing in this agreement shall exclude any liability of us which is required by the FSA Rules, and to the extent that the FSA Rules require that we be liable for any matter, this agreement shall be read accordingly. We shall be liable for acts and omissions of any nominee company controlled by us or an affiliated company (as defined in the FSA Rules).

17. Indemnities

(a) You will be liable for and will indemnify us and NomineeCo and our respective agents, officers and employees for any and all liabilities arising from or incurred in connection with any act performed in accordance with this agreement in relation to your DIs, except for liabilities caused by or resulting from any wilful default or negligence or fraud of us or NomineeCo. We will be entitled to make such deductions from the DIs or any income or capital arising from them or to sell all or any of the DIs and make such deductions from the proceeds of sale as may be required to discharge your obligations under this clause.

(b) Your obligations under clause 17(a) shall survive any termination of this agreement in whole or in part and any resignation or replacement of us or NomineeCo.

(c) Should any amount paid or payable under this agreement by you be required by law to be paid under any deduction or withholding of tax, you will pay such sums as will after any such deduction or withholding leave us with the same amount as we would have had if no such deduction or withholding had been made. Such payments and adjustments shall be made as may be necessary to give effect to this clause 17(c).

18. Material interests and Conflicts

We may possibly carry out transactions with or for you in which we (or an associate) deal as principal or dual agent or otherwise have a material interest or a relationship with another party which might involve a conflict with our duty to you or result in a payment being received by us or an associate. We will not be able to consult you about this but will try to ensure that the terms of any transaction are as favourable to you as those carried out with a third party at arm's length. Nothing in these terms and conditions shall prevent us carrying out nominee services for anybody else.

19. Law

This agreement is governed by English law and subject to the jurisdiction of the courts of England and Wales.

20. Complaints and Compensation

If you have any complaints about the Service we provide under this agreement you may complain to us or to the Financial Ombudsman Service. Your first point of contact should be the following address

The Manager, Service Quality Team,
Mondi Limited Nominee Service, Lloyds TSB Registrars,
PO BOX 4608, Worthing, West Sussex, BN99 6NZ

Complaints we cannot settle may be referred to the Financial Ombudsman Service where you are eligible. Full details of how you may complain are available in our brochure 'How to voice your concerns' which will be forwarded to you with our acknowledgement of your complaint.

Lloyds TSB Bank plc is a member of the Financial Services Compensation Scheme established under the Financial Services and Markets Act 2000. You may be entitled to compensation from the scheme if we cannot meet our obligations. This depends on the type of business and the circumstances of the claim. The Scheme covers for example Corporate Sponsored Nominees, Individual Savings Accounts and Sharedealing.

Most types of investment business are covered for 100% of the first £30,000 and 90% of the next £20,000, so the maximum compensation is £48,000.

A leaflet with further details is available on request from the Scheme. Call their Helpline on 020 7892 7300, log onto their website at www.fscs.org.uk or write to the Financial Services Compensation Scheme, 7th floor Lloyds Chambers, Portsoken Street, London E1 8BN.

21. Commencement

This agreement will commence on our accepting the transfer of your DIs to NomineeCo.

22. Third Party Rights

Nothing in this agreement will confer or is intended to confer any benefits on, or be enforceable by, any third parties whatsoever for the purposes of the Contracts (Rights of Third Parties) Act 1999.

List of our charges

Duplicate statement	£10 +VAT
Transfer to another CREST account	£20 +VAT*
Transfer to a depository financial institution in South Africa	£20 +VAT (in addition to charges levied by the issuer of the DIs and its custodian. These are expected to be in the region of £46 and will be confirmed at the time of your request to transfer.)*

*The Company has agreed to meet all transfer fees for the first transfer out of the Mondi Limited Nominee Service by any shareholder of Anglo American plc who is issued with DIs pursuant to the demerger of the Mondi group from Anglo American plc, provided such transfer is effected within three months of Admission.

Printed by RR Donnelley 56830

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